Exhibit 15.1

Excerpt containing the pages and sections of the 2014

registration document that are incorporated by reference

into the 2014 annual report on form 20-F(1)

(1) The following document contains certain pages and sections of the 2014 Registration Document which are being incorporated by reference into the 2014 Annual Report on Form 20-F of Orange. Where information within a subsection has been deleted, such deletion is indicated with a notation that such information has been redacted.

2014 form 20-F / ORANGE – E 12

1.1 Overview

Orange is one of the world’s leading telecommunications operators with revenues of 39 billion euros and 156,000 employees worldwide (including 99,400 in France) at December 31, 2014. With operations in 29 countries, the Group served 244 million customers at December 31, 2014, including 185 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of telecommunication services to multinational companies, under the brand Orange Business Services.

Orange has been listed since 1997 on Nyse Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

History

Orange, formerly France Telecom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone, later to become the General Directorate of Telecommunications, which in 1990 was accorded the status of independent public entity and, on January 1, 1991, renamed France Telecom. On December 31, 1996, France Telecom became a Société Anonyme (limited company) with the French State as its sole shareholder. In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges allowing the French government to sell 25% of its shares to the public and Group employees. Subsequently, the government gradually reduced its holding to 53%. The Law of December 31, 2003 authorized the transfer of the Company to the private sector and between 2004 and 2008 the State sold a further 26% of the share capital. At December 31, 2014, the French State retained 25.04% of the shares, held either directly or jointly with Bpifrance.

Since the 1990s, France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes. In a context of increased deregulation and competition, between 1999 and 2002, the Group pursued a strategy of developing new services and accelerated its international growth with a number of strategic investments. These included, in particular, acquiring mobile operator Orange and the Orange brand, which had been created in 1994, and taking a stake in Poland’s incumbent operator, Telekomunikacja Polska (renamed Orange Polska in 2013). Most of these investments could not be financed by share issues and therefore the Group’s debt substantially increased during this period.

At the end of 2002, France Telecom started a large-scale refinancing plan for its debt to reinforce its balance sheet, as well as an operational improvements program, the success of which has allowed the Group to develop a global integrated-operator strategy by anticipating changes in the telecommunications industry.

In 2005, France Telecom acquired 80% of Spanish mobile operator Amena, whose activities were then regrouped with the Group’s fixed-line and Internet operations in Spain into a single entity under the Orange brand. In 2008 and 2009, the Group acquired almost all the remaining capital of Orange España.

In parallel, the Group streamlined its asset portfolio by selling off non-strategic subsidiaries and holdings.

In 2006, Orange became the single brand of the Group for Internet, television and mobile services in most countries where the Group operates, and Orange Business Services the brand for services offered to businesses throughout the world.

Since 2007, Orange has pursued a selective policy for the development and management of its activities, mainly focused on emerging markets (in particular Africa and the Middle East), while attempting to grasp opportunities for consolidation in markets where the Group was already present. In 2010 this strategy notably led the Group to raise its stake in Egyptian operator ECMS (Mobinil) from 36% to 94% (and to 99% in February 2015). It also resulted in the joint venture with Deutsche Telekom that combined UK business under the EE brand on April 1, 2010, as well as in the 2012 disposal of Orange Suisse.

In 2014 and early 2015, this policy continued with the disposal of Orange Dominicana and the conclusion of agreements with BT to dispose of the Group’s stake in EE, in addition to the implementation of the project to acquire Jazztel in Spain.

From July 1, 2013, the Company adopted the corporate name Orange.

In March 2015, the Group presented its new strategic plan for 2020: for more information on Orange’s strategy, see Section 2.3 Orange’s Group strategy.

Business in 2014

Revenues (in euros) Mobiles customers Broadband Internet Customers

(1) The EE customer base in the UK is 50% consolidated in the Orange customer base.

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At the end of 2014, the Orange Group grew its worldwide customer base by 3% year-on-year, adding an additional 6.9 million customers to 244.2 million, including 185.3 million mobile customers (excluding MVNOs) (up 3.9%) and 16 million broadband customers (up 3.5%).

This increase reflects the continued strength of growth in mobile phone services in Africa and the Middle East, where numbers rose 11.9% on a comparable basis to 97.5 million customers at December 31, 2014 (an additional 10.4 million mobile customers). In Africa, the Orange Money application had 12.6 million customers, compared with 8.9 million in 2013.

In France, mobile contracts - which accounted for 81% of the mobile customer base at December 31, 2014 (22 million customers) - increased by 5.8%.

In other European countries, mobile contracts also grew (by 5% on the year to 35.5 million customers at December 31, 2014), notably in Spain, the UK, Poland, Romania, Belgium and Slovakia, and made up 58.4% of the mobile customer base at December 31, 2014.

2014 saw the continued development of high-capacity 4G mobile broadband in France with 3.7 million customers and 74% population coverage, in Spain with 2.3 million customers and 70% population coverage, and in Poland with 613,000 customers and 61% population coverage, together with the commercial launch of 4G services in Belgium, Romania, Moldova and Slovakia.

Fixed broadband had 16 million customers at December 31, 2014, a 3.5% increase on the year, i.e. 546,000 additional customers, including 273,000 in Spain and 245,000 in France. Fixed broadband access at December 31, 2014 included 691,000 fiber optic accesses, of which 563,000 were in France (+81.5%).

The Group’s consolidated revenues for 2014 were 39.445 billion euros, down 2.5% on a comparable basis. Price reductions linked to regulatory measures remain significant. Excluding regulatory measures, the fall in revenues is limited to 1.6%.

The Group continued its adaptation in 2014 by cutting operating costs by 707 million euros (including more than 70% in indirect costs), which offset 69% of its fall in revenues.

At the same time, Orange maintained its development capacity by increasing its investments by 1.3% on a comparable basis compared with 2013, notably in high-capacity mobile broadband and fiber optic solutions. Total investments amounted to 5.636 billion euros in 2014, i.e. a rate of investment of 14.3% of revenues.

Group footprint in 2014

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1.3 Organizational chart

The chart below shows the main operating subsidiaries and investments of Orange SA as of December 31, 2014 (the complete list is available on the website orange.com). The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ (3):

(1) Company operating under the Orange brand.

(2) Orange controls the Strategy Committee, which makes recommendations to the Board of Directors.

(3) For further information on subsidiaries, see Note 17 List of main consolidated companies to the consolidated financial statements (Section 4.1.1).

(4) See Note 2.2 of the Notes to the consolidated financial statements.

(5) See Note 16 of the Notes to the consolidated financial statements.

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This chapter contains forward-looking statements, particularly in Section 2.3 Orange's group strategy. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. Please also consult the information under the heading Forward-looking information at the start of this document.

2.1 The world information and communication technologies market

2014 was marked by continued growth in the information and communication technologies segment (ICT), which includes mainly the sectors of computing, audiovisual, multimedia, Internet and telecommunications: after the recovery recorded in 2013, growth in ICT revenues accelerated in 2014 to +4.2% (+1 point compared to 2013), and totaled 3,625 billion euros.

The ICT market remains an essential component of economic growth driven by innovation and represents an important source of value creation through the distribution of new services and new uses. Among these are, in particular, growth areas chosen by Orange:

- the enormous quantity of information generated by social and commercial interactions that passes through communication networks (Big Data);

- intelligent communications between machines or between people and machines (Internet of things);

- the growing storage of information on remote computer servers accessible via the Internet (Cloud Computing).

These sources of value creation rely on a generalized connectivity that places telecommunications at the core of the digital transformation of the economy. Revenues of telecom services, however, stood at 1,216 billion euros in 2014 for a +2.5% increase, at a slower rhythm than that of all ICT services (+4.2%), and their relative share of the ICT market thus declined (figure 1).

Market growth by region

Figure 1: Geographical breakdown of global ICT revenues (in billions of euros)

Source: Idate.

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Figure 2: Growth rate 2014/2013 by region

Source: Idate.

Europe

The market for innovative digital services is growing in Europe but it is largely captured by handset manufacturers and non-European Internet players, to the detriment of telecom operators (source: Étude Économie des Télécoms 2014 (Economic Study of Telecoms), Arthur D. Little).

In most European countries, operators’ margins declined under the effect of lower prices resulting from the increasing competition among telecommunications operators (including cable operators) and the effect of industry regulations (in particular international roaming revenues). Moreover, operators are experiencing competition from offers of Over the top (OTT) players that generally offer their services to users for free (being remunerated by advertising).

In 2014, revenues of European telecom services thus recorded a fourth year of shrinkage since 2010, although the decline slowed over the year (-0.7% compared to -2.7% in 2013). Europe thus remains the least dynamic region in the world in terms of growth, and its weight in the world market now only represents 24%.

USA

The +4.2% growth in the ICT market in 2014 was particularly high favored particularly through the development of social networks. It represents in fact the strongest growth recorded in three years, even though the growth in the US GDP remained stable at approximately +2% over the same period.

Revenues from telecom services reached 307 billion euros, up by +2.7% for a slight improvement over 2013 (+2.4%). The share of telecom services remains almost stable at 27% of the whole ICT services market.

Africa and the Middle East

In 2014, the growth in the ICT market is still very high at 6.5%, remaining above GDP growth that rose somewhat in 2014 to +3.3% (compared to 3.1% in 2013). The potential of this region in which the Orange Group is very present remains strong, in connection with major access infrastructure equipment needs and in spite of political risks, the deadly effects of the Ebola epidemic, and a heterogeneity between Africa and the Middle East and Sub-Saharan Africa whose instability inhibits growth.

Telecom services that represent 47% of the ICT market are up by 6.3%, higher than that of the world market overall, but slowing down compared to 2012 and 2013. Revenues of telecom services totaled 101 billion euros, for an 8.3% share of the world market, the weakest compared to the other regions in the world.

South America

In spite of the advanced maturity of services, the opening to market competition created a strong dynamic of equipment and uses. Moreover, GDP growth at around 5.5% in the last three years remains sustained and one of the highest in the world.

The growth momentum in the ICT market has stayed high for the last three years at approximately 7% (+6.5% in 2014). Telecom services represent nearly 40% of the ICT market in 2014 with sustained growth in 2014 (+4.3%).

Revenues of telecom services stood at 121 billion euros, representing 10% of the world market.

Asia Pacific

This region, that includes both advanced economies and emerging countries, recorded a +5.8% growth in the ICT market or 1,100 billion euros. Economically, the region also posted high GDP growth, especially in China (+7.4%). Revenues of telecom services that reached 399 billion euros in 2014, for growth of 3.4%, represent 33% of the world market, the largest share of all regions worldwide. In this region, telecom services represent more than one third of the revenues of the ICT, in spite of a 1.5 point slowdown in 2014 compared to 2013.

Figure 3: mobile and fixed broadband Internet penetration rate by geographic region in 2014 (in % of the population)

Source: Idate.

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Key trends and developments

Convergence of services and market consolidation

The growth in mobile access with the development of 4G, the high penetration of smartphones and M2M throughout the world constitutes a major component of the momentum of the telecommunication sector. Convergence is also a major trend, particularly in Europe since it allows operators that have both fixed and mobile network infrastructures to conquer and keep their customers, faced with the competition of fixed-line only (as often the cable operators) or mobile only operators. This convergence results in the development of so-called “quadruplay” offers (voice, Internet, television, mobile). Convergence is also illustrated by the growing use of WiFi in mobile networks. On their side, the cable operators also include WiFi in their offers to counter the quadruplay offers of telecom operators.

One can simultaneously observe a movement toward consolidation of players, both in Europe and the USA, linked to this convergence of networks and services, as well as the necessity of acquiring a larger size whereas the pressure on prices is stronger and infrastructure investments are indispensable.

In Europe, mergers have been carried out between fixed-line and mobile operators such as the acquisition of the fixed-line operator Kabel Deutschland in Germany and the acquisition of SFR and Virgin Mobile in France by Altice (parent company of the cable operator Numéricable), and the purchase of Groupo Corporativo by Vodafone in Spain. Projects to acquire EE by BT in the United Kingdom and Jazztel by Orange in Spain follow the same logic of alliances between fixed and mobile activities. Moreover, since 2013 consolidation operations have reduced the number of mobile operators in Austria, Germany and Ireland from four to three. Cable has also been at the center of many transactions with Liberty Global that took control of Virgin Media in United Kingdom and Ziggo in the Netherlands.

In the USA, the merger of Comcast with Time Warner cable, respectively the number 1 and number 2 cable companies there, is little different in nature since these operators operate in different territories and together cover nearly one third of Internet accesses. Authorities in charge of competition have thus not had to fear a reduction in consumer choices from this alliance, whose objective is to limit the growing cost of program expenses, faced with production studios. There is also the merger of AT&T with Direct TV in the USA. Finally, in Brazil, Telefonica bought the telecom operator GVT in 2014.

Development of networks and growth of telecommunications uses in the world

In Africa and the Middle East, Internet access networks are developing mainly via the deployment of 3G mobile networks, whereas in Europe investments in networks are concentrated in high capacity broadband access, with the development of fixed-line offers on fiber referred to as FTTH (Fiber To The Home) and the deployment of 4G mobile networks. In parallel, operators are developing their networks to make them more agile and simpler to manage (with “virtualization”) and more open (with API).

Uses are exploding under the combined effect of the deployment of new networks, the increase in the capacities of existing networks and the growth in the rate of penetration of more and more sophisticated mobile handsets. The explosion in uses is mainly driven by video, and by the increase in the number of screens (computers, smartphones, tablets, readers, connected TVs, connected watches).

New expectations of consumers and businesses

Digital technologies are now systematically part of all key areas of life of consumers: family, home, wellness, entertainment, work and money. Connected objects will see an exponential growth and some forecasts indicate for example about 25 billion objects connected in 2020 (source: GSMA Understanding the Internet of things, July 2014). These concern more and more areas such as domotics (home automation), automobile, health, energy and wellness, and are likely to be integrated in all industries and services over time. With this in mind, consumers have strong expectations on the quality and reliability of the communications networks, but also on the personalization of the relation with their operator, and protection of their personal data. Companies, themselves, need to be assisted in their digital transformation, for their internal needs and their customer relations.

Evolution of the model and revenues of operators

Connectivity services will continue to make up the largest part of revenues of telecommunications operators. These services are indeed linked to the continuous growth of the Internet, to the growth in uses and the multiplication of connected objects.

Other sources of revenues for operators will reside in the ability to monetize new services related to changes in their networks and services platforms, to applications suppliers and residential and business customers. These are in particular:

- new models of access to IT (Information Technology) platforms through API interfaces (Application Programming Interfaces) that will strengthen the independence of users to implement themselves personalized services;

- innovative technologies such as data analysis (Big Data), Internet of Things (IoT) or M2M (Machine to Machine), that allow companies to improve their performance through better knowledge of their customers or better management of their industrial processes;

- the use of operators’ access through partnerships with Internet actors by including the most requested over the top services in service options;

- mobile financial services;

- secure management of data and transactions by operators as well as the development of their role as trusted third parties.

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2.2 Regulations

2.2.1 European Union

Regulation of the electronic communications sector is largely harmonized in the EU member states where the Orange Group operates, with National Regulatory Authorities obliged to implement common EU rules at the national level, though some national differences remain.

This common regulatory framework is presented below with a detailed description for each major country in which the Orange Group operates (1).

On November 1, 2014, the new European Commission led by Jean-Claude Juncker took office. DG Connect, the Directorate General for Communications Networks, Content & Technology, has two commissioners:

- Andrus Ansip, Vice-President for the Digital Single Market; and

- Günther Oettinger, Commissioner for Digital Economy and Society.

Finally, Jyrki Katainen, Vice-President of the Commission for Jobs, Growth, Investment and Competitiveness, is responsible for steering the European infrastructure investment program, including investments in the digital economy.

2.2.1.1 Legal and regulatory framework

The general EU legal framework for electronic communications consists of five main directives deriving from the 2002 Telecom Package:

- Framework Directive 2002/21/EC of March 7, 2002, on a common regulatory framework for electronic communications networks and services;

- Authorization Directive 2002/20/EC of March 7, 2002, on the authorization of electronic communications networks and services;

- Access Directive 2002/19/EC of March 7, 2002, on access to, and interconnection of, electronic communications networks and associated facilities;

- Universal Service Directive 2002/22/EC of March 7, 2002, on universal service and users’ rights relating to electronic communications networks and services;

- Directive on Privacy and electronic communications 2002/58/EC of July 12, 2002, concerning the processing of personal data and the protection of privacy in the electronic communications sector.

All five directives were reviewed in 2009 (2), with changes fully transposed by EU member states, and were subsequently placed under the oversight of the Body of European Regulators for Electronic Communications, BEREC (3).

On October 9, 2014, the European Commission approved a new recommendation (2014/710/EU) identifying four relevant product and service markets susceptible to ex ante regulation compared to seven in its previous recommendation made in 2007:

- M 1: wholesale call termination on individual public telephone networks provided at a fixed location;

- M 2: wholesale voice call termination on individual mobile networks;

- M 3:

a) wholesale local access provided at a fixed location,

b) wholesale central access provided at a fixed location for mass-market products;

- M 4: wholesale high-quality access provided at a fixed location.

The Commission has dropped from the list the retail market for access to the public telephone network at a fixed location for residential and non-residential customers (M 1/2007) and call origination on the public telephone network provided at a fixed location (M 2/2007). It also adjusted the scope of wholesale markets for fixed access (M 4, M 5 and M 6/2007).

This regulatory framework has been fleshed out with a number of additional texts.

Roaming

Regulation No. 531/2012, adopted on June 13, 2012 by the European Parliament and Council, on roaming on public mobile communications networks within the Union (Roaming III):

- introduces, for the wholesale market, a regulated right of access to European roaming services for MVNOs and resellers;

- extends the sliding cap on roaming rates to the retail data market;

- introduces, as of July 1, 2014, two structural changes to increase competition in the retail market by separating domestic services and international roaming services;

- expands, for customers using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators.

(1) For information concerning risks linked to the regulation of the electronic communications sector, see Section 2.4.2 Legal Risks.

(2) Directive 2009/140/EC of the European Parliament and Council of November 25, 2009 amending the Framework, Access and Authorization Directives and Directive 2009/136/EC of the European Parliament and Council of November 25, 2009 amending the Universal Service and Privacy Directives.

(3) Regulation (EC) no. 1211/2009 of the European Parliament and Council of November 25, 2009 establishing BEREC.

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Roaming III

Voice: price per minute excl. VAT/SMS: price by SMS excl. VAT/data: price per MB excl. VAT.

(1) Withdrawal subject to EC review in 2016.

Source: Orange, based on data in EU regulation No. 531/2012.

On April 3, 2014 the European Parliament voted to approve a Commission proposal put forward the previous September in a legislative resolution concerning the “European single market for electronic communications”. One of its main aims was to amend the Roaming III regulations that would ban surcharging for roaming within the EU by the end of 2015 (see Section 2.2.1.2).

Call termination rates

On May 7, 2009, the European Commission adopted a recommendation regulating fixed-line and mobile call termination rates in the EU (2009/396/EC).

The Commission recommends that national authorities should apply the following principles:

- symmetry in each country between the various operators’ fixed voice call termination rates and also between their mobile call termination rates, with the option of allowing a four-year transitional asymmetry on fixed or mobile call termination rates to benefit a new entrant;

- call termination rates geared towards the avoidable cost of this service for an efficient operator (i.e. about 1 euro cent per minute for voice MTRs and a lower rate for voice FTRs).

The recommendation has been implemented as follows in the countries where the Orange Group operates:

Country	Introduction of a termination rate costing model based on the avoidable cost of termination for an efficient operator
	Mobile	Fixed-line
France	01/01/2013	01/01/2013
Belgium	01/01/2013	Undecided
UK	04/01/2013	01/01/14
Poland	07/01/2013	Undecided - proposed for 2014
Spain	07/01/2013	11/01/2014
Slovakia	08/01/2013	09/01/2013
Romania	Different model adopted 04/01/2014	Different model adopted 04/01/2014

Change in mobile voice call termination rates (in euro cents per minute)

Source: Cullen International December 2014.

Currency exchange rates used in this table are the latest month average rate of the period.

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Change in fixed voice call termination rates (in euro cents per minute) (1)

Source: Cullen International December 2014. Figures are December tariffs at local level.

(1) 0.079 euro cents per minute at January 1, 2015.

(2) Currency exchange rates used in this table are the latest month average rate of the period.

2.2.1.2 Significant events in 2014 and the start of 2015

March 2014	Protecting Personal Data
Adoption by the European Parliament of a General Data Protection Regulation
April 2014	Draft regulation on the European single market for electronic communications
European Parliament first reading
December 2014	BEREC report on the consequences of banning international roaming charges
May 2014	Directive on broadband cost reduction
October 2014	European recommendation on Relevant Markets
Reduction in the number of markets susceptible for ex ante regulation from seven to four

(1) Methodology for fixed-line call termination benchmarking: Average price per minute (in euro cents): at local level, i.e. at the lowest interconnection point (the equivalent of ICAA in France); during "peak" minutes only (as off-peak periods are not homogeneous from one operator to another).

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Protecting Personal Data

A general directive (1995/46/EC) encompasses the processing of personal data in the European Union. It was followed by a directive specific to the electronic communications sector (2002/58/EC).

On January 25, 2012 the European Commission unveiled a major plan for updating the existing framework with a proposed Regulation that would replace the 1995 directive and stand alongside the sectorial directive. The new rules would increase harmonization between member states and strengthen legal rights. The legislative process is still ongoing. On March 12, 2014 the European Parliament approved a proposal for a regulation on the protection of individuals with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation). The European Council reached a policy agreement on several parts of the text in June, October and December 2014 but no general agreement has yet been reached.

Draft regulation on the European single market for electronic communications

On September 11, 2013, the European Commission adopted several proposed regulations to achieve a single market in electronic communications, including: the Connected Continent draft regulation, a recommendation on non-discrimination obligations and consistent costing methodologies and a statement specifying the guidelines for the creation of a single market for telecommunications, which it argues is urgently needed.

Connected Continent Project

The proposed regulations for a single market adopted by the European Commission mainly address the following points:

- simplification of European regulation for operators (e.g. single authorization);

- end of roaming charges and international call premium for intra-European calls; ban on roaming charges and alignment of the price of services with national prices;

- Internet neutrality: rules to preserve the open Internet;

- consumer protection new rights and harmonization of all consumer rights across the European Union;

- radio spectrum and 4G: greater coordination of the timing, duration and other terms and conditions when assigning radio frequencies;

- simplification of wholesale access products: standardized conditions and features of wholesale access products on fixed-line networks.

On April 3, 2014 the European Parliament adopted its position at first reading on the proposed regulation for a European single market in electronic communications prepared by the European Commission. The European Parliament position focuses on net neutrality and a ban on charges for roaming between EU countries by 2015 (Roam Like At Home). Consumer protection provisions would be included in the universal service directive.

On December 17, 2014, BEREC published its analysis of the text adopted by the the European Parliament at first reading. The European Council, meeting at the end of November 2014, made the resolution of Roam Like At Home a precondition of any discussion of the European single market in electronic communications with the European Parliament.

Recommendation “on non-discrimination obligations and consistent costing methodologies to promote competition and enhance the broadband investment environment”

The recommendation adopted by the European Commission on September 12, 2013, seeks to:

- strengthen rules on non-discrimination to provide equivalent access on new networks, publication of performance indicators and the application of technical replicability tests;

- stabilize prices, at constant currency, for use of the copper network around the current average access price within the EU (8 to 10 euros at current rates excluding tax); and

- allow greater flexibility in pricing high capacity broadband as national regulators have the option of not imposing a cost-based system where strengthened non-discrimination rules are in place and there is effective competition between platforms (copper, cable, mobile).

In September 2014 BEREC published a draft guidance document “Guidance on the regulatory accounting approach to the economic replicability test (i.e. ex ante/sector specific margin squeeze tests)” and launched a public consultation on this project.

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Full unbundling - European benchmark data (recurrent monthly charge excluding commissioning costs)

Source: Cullen International - December 2014. Figures are December tariffs at local level.

(1) 9.05 euros as from April 1, 2015.

(2) The currency exchange rate used is the latest month average rate of the period.

Statement specifying the guidelines for the creation of a single market for telecommunications, which it argues is urgently needed

The statement issued by the Commission specifies policy guidelines for structuring issues not covered by the draft regulations or the recommendation. It stresses the challenges facing the EU, particularly the modernization of regulations, investment and the need to set rules that are fair to both operators and over-the-top (OTT) players.

Rollout of broadband communication networks: directive on measures to reduce the cost of deploying high-speed electronic communications networks

On May 15, 2014 the European Parliament and Council adopted a directive designed to facilitate and encourage the rollout of high-speed electronic communications networks by promoting shared use of existing infrastructure (including the network infrastructure of other utilities) and allowing more efficient rollout of new physical infrastructure to reduce the costs of building these networks. Member states must adopt the necessary regulations to comply with this directive by January 1, 2016. The directive will come into force on July 1, 2016.

Universal Service

In November 2011 the European Commission published a statement presenting the key results of the third revision of the scope of universal service. It concluded that there is no reason to extend the obligations of universal service to mobile services or broadband Internet connection.

The Commission’s draft recommendation of February 18, 2013 had expressed reservations about making broadband part of the universal service obligation. In its report of October 24, 2013 the European Parliament asked the Commission to think again. As part of a fourth review of the scope of the universal service, the European Commission launched a study in October 2014. No draft recommendation has yet been approved.

Connecting Europe Facility

To help implement its Digital Agenda, the European Commission plans to invest up to 9.2 billion euros through its Connecting Europe Facility between 2014 and 2020 to expand broadband networks and set up pan-European digital services like cross-border online administration and e-health services. In December 2013, the European Parliament and Council allocated 1.14 billion euros to the telecommunications sector.

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European Fund for Strategic Investment (EFSI)

The President of the European Commission, Jean-Claude Juncker, announced on November 26, 2014 the creation of a European Fund for Strategic Investment (EFSI) to stimulate economic growth. The digital sector will be one of the main beneficiaries. The fund, launched with 16 billion euros of finance from the EU budget and 5 billion euros from the European Investment Bank aims to unlock 315 billion euros of funds for investment in 2016/2017.

The Commission will publish draft regulations setting up the EFSI early in 2015.

4G Frequency Band

The European Commission’s ambition for high-capacity broadband infrastructure, set out in its Connected Continent project, is a long way from being achieved. The Commission notes that the EU has lost time in rolling out 4G infrastructure due to the late and uncoordinated allocation of spectrum. It plans to take a firmer coordinating and harmonizing role on the timing and processes for allocating 4G spectrum.

First digital dividend: On May 6, 2010 the European Commission decided to allow the 800 MHz frequency band, previously used for terrestrial analog TV, to be repurposed for mobile communication services.

It also authorized the refarming of GSM spectrum for LTE use. In its decision 2009/766/EC of October 16, 2009, on the harmonization of the 900 MHz and 1,800 MHz frequency bands, amended on April 18, 2011, the European Commission asked member states to ensure these bands were technically neutral and so available for 4G services. In a complementary decision on November 5, 2012 the Commission required member states to introduce technological neutrality to the 2.1 GHz band (1,920-1,980 MHz/2,110-2,170 MHz) to allow the use of 4G (LTE) in this part of the spectrum before May 24, 2016.

Discussions are also underway to eventually create a second digital dividend in the 700 MHz band for mobile services. The World Radiocommunication Conference of 2012 decided in principle to open up the 700 MHz band in ITU region 1 (Europe and Africa) for mobile services. The next conference, to be held in November 2015, will lay down technical specifications and should then allocate bands for mobile services.

On January 12, 2014 the European Commission launched a three-month public consultation on the recommendations of the Pascal Lamy Report, published September 2014, on a long-term strategy for future use of UHF spectrum (470-790 MHz). The aim is to define a position on the best way to take forward these recommendations.

One recommendation is that member states should make the 700 MHz band available for wireless broadband in 2020 or 2022.

New rule on application of telecommunications VAT

On April 3, 2014, the Commission published explanatory notes clarifying the new VAT rules that will apply to the electronic communications, broadcast and electronic services sectors as from January 1, 2015. The main change is that VAT will be billed in the home country of the buyer rather than the seller.

2.2.2 France

2.2.2.1 Legal and regulatory framework

Legal framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (CPCE) as well as legal provisions relating to e-commerce, the information society, consumer protection and data protection.

The French government transposed the European Telecoms Package, as amended in 2009, into national law via the Ministerial Order of August 24, 2011 and the Decree of March 12, 2012, implementing regulations.

The audiovisual communication services produced or distributed by the Orange Group come under the specific regulations governing this sector and are managed by the law of September 30, 1986 (1).

Regulatory Authorities

The Postal and Electronic Communications Regulatory Authority (the Arcep) is an independent administrative body created by the law of July 26, 1996 and acts as French regulator for these sectors nationwide. The Arcep’s main missions in electronic communications are to set regulations (general or specific obligations) for operators within its jurisdiction. It has powers to sanction non-compliant operators and can rule on disputes between operators over technical and pricing conditions for network access and interconnection. The Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority, established in March 2009 following the restructuring of the French Competition Council, is an independent government authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It also specializes in overseeing mergers and acquisitions.

The ANFr (Agence Nationale des Fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is covered by 11 controlling authorities: government ministries, the Arcep and the French Broadcasting Authority (CSA). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA is an independent administrative body created by the law of January 17, 1989, tasked with protecting freedom of audiovisual communication by means of any electronic communications technology as regards radio and television in accordance with the Law of September 30, 1986. In July, 2013 the CSA was partly reformed and a Commission for the modernization of audiovisual broadcasting is to be created and given responsibility for the radio spectrum.

(1) For information concerning risks linked to the regulations of the electronic communications sector, see Section 2.4.2 Legal Risks.

ORANGE / 2014 REGISTRATION DOCUMENT - 18

2.2.2.2 Regulation of mobile telephony

Main blocks assigned in the mobile services spectrum (800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.6 GHz)

800 MHz

- Authorizations were given to Bouygues Telecom, Orange France and SFR in January 2012 for 10 MHz each in the 790-862 MHz band (digital dividend) for a period of 20 years

- Free Mobile obtained roaming access rights on the SFR network in the “priority development zone” (ZDP), covering the least populous areas of the country (18% of the population and just under two thirds of mainland France)

900 MHz

- 2G and 3G operators were authorized to refarm the 900 MHz band for 3G in February 2008

- 2 x 5 MHz were sold back to Free Mobile by Orange France and SFR on January 1, 2013 for high-density areas, and by Bouygues Telecom in July 2011 for the remaining parts of the country

1,800 MHz	- Bouygues Telecom has been authorized to repurpose the 1,800 MHz band for 4G from October 2013, after handing back some spectrum - Free was awarded a 5 MHz duplex authorization in December 2014
2.1 GHz	- Free Mobile was awarded the fourth 3G license, with a 2.1 GHz channel, in January 2010 - SFR and Orange France were each awarded two other channels in May 2010
2.6 GHz	- Authorizations were given to Orange France and Free Mobile in October 2011 for 20 MHz each, and to Bouygues Telecom and SFR for 15 MHz each

Deployment obligations of 3G operators in continental France

	Orange	SFR	Bouygues Telecom	Free Mobile
3G population coverage obligation	91% at end-2010 98% at end-2011	88% at end-2010 98% at end-2011 and 99.3% at end-2013	75% at end-2010	90% at end-2017

At end-December 2014, Orange’s 3G coverage was 99.0% of the population and 90.9% of the country.

Deployment obligations of 4G operators in continental France

(as a % of the population)	10/11/2015	01/17/2017	10/11/2019	01/17/2022	10/11/2023	01/17/2024	01/17/2027
Inside priority deployment area (18% of population and 63% of territory)		40% (800 MHz)		90% (800 MHz)
In each county (department)						90% (800 MHz)	95% (800 MHz)
Throughout the metropolitan territory	25% (2.6 GHz)		60% (2.6 GHz)		75% (2.6 GHz)	98% (800 MHz)	99.6% (800 MHz)

Source: Arcep.

At end of December 2014, Orange’s 4G coverage was 74.1% of the population and 24.8% of the country.

ORANGE / 2014 REGISTRATION DOCUMENT - 19

Significant events in 2014 and the start of 2015

Consolidation of the telecoms sector in France
January 2014	Altice buys Numericable
October 2014	Numericable buys SFR
November 2014	Numericable buys Virgin Mobile
November 2014	Spectrum Decision on allocation of 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz in the overseas territories in 2015
December 2014	Calendar for handover of the 700 MHz band to the Arcep (digital dividend) Allocation of 5 MHz duplex of 1,800 MHz spectrum to Free
December 2014	Analysis of the wholesale mobile call termination markets (4th round) Arcep decision No. 2014-1485 concerning analysis of the wholesale fixed-line and mobile voice call termination markets (2014-2017)
January 2015	The Arcep withdraws its draft decision concerning analysis of the wholesale SMS termination markets
June 2014	Service quality Arcep publishes its survey on mobile service quality

Consolidation of the telecoms sector in France

See Section 2.2.2.3.

Spectrum

Allocation of spectrum in overseas territories

In November 2014 the Arcep presented its plans for allocating 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz spectrum in the French overseas territories. The system used will be a “beauty contest” to be held in 2015 for Guadeloupe and Martinique in one lot and Saint-Marin and Saint-Barthélemy, in another. The procedure for Guyana and La Réunion-Mayotte will take place at a later date.

Digital dividend -700 MHz band

The French President decided in May 2013 to allocate the whole of the 700 MHz band to electronic communications.

On December 10, 2014 the Prime Minister set out the key calendar dates for transferring the 700 MHz band of spectrum. The decision on which electronic communications operators will get the spectrum will be made in December 2015 and the transfer will take effect between October 1, 2017 and June 30, 2019, except for some zones where the operators will be able to start using it in April 2016.

On December 16, 2014 the Arcep began a two-month consultation process, a “strategic review of spectrum for high-capacity broadband”. This will notably investigate what it can do to help modernize the mobile networks (repurposing of existing spectrum with more effective technologies and opening up of new frequencies).

On January 8, 2015 the Prime Minister’s Order on reallocating the 700 MHz band to the Arcep (2*30 MHz) for high-capacity mobile uses was published in the French government’s Official Journal. It allocated the 703-733 MHz and 758-788 MHz bands to the Arcep, initially jointly with the CSA as from December 1, 2015 and exclusively from July 1, 2019. Details of the gradual award of audiovisual broadcasting will be specified subsequently.

Analysis of the wholesale mobile call termination markets (4th round)

Mobile voice TR

On December 9, 2014, Arcep issued decision no. 2014-1485 concerning analysis of the wholesale fixed-line or mobile call termination markets for 2014-2017. It set the following price ceilings for mobile voice call termination:

(cent€/min)	Market analysis - 1st round			Market analysis - 2nd round			Market analysis - 3rd round						Market analysis - 4th round
				1st price cap	2nd price cap (decision Dec. 2008) (1)		(March 2011 and July 2012 decisions)						(December 2014 decision)
	2005	2006	2007	Jan. 08 - Jun. 09	Jul. 09 - Jun. 10	Jul. 10 - Dec.10	Jan. 11 - Jun. 11	Jul. 11 - Dec. 11	Jan. 12 - Jun. 12	Jul. 12 (2) - Dec. 12	Jan. 13 - Jun. 13	Jul. 13 - Dec. 13	Jan. 14 - Dec. 14	Jan. 15 - Dec. 15	Jan. 16 - Dec. 16	Jan. 17 - Dec. 17
Orange France	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
SFR	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
Bouygues Télécom	14.79	11.24	9.24	8.50	6.00	3.40	3.40	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
Free Mobile, full MVNO (2)									2.40	1.6 (3)	1.1 (3)	0.80	0.80	0.78	0.76	0.74
Asymmetry	18%	18%	23%	31%	33%	13%	13%	0%	0%	60%	38%	0%	0%	0%	0%	0%

(1) For Bouygues Télécom, decision 2010-0211 of Feb 18, 2010 fixing the rate for 2H 2010 at €3.40 cents.

(2) For Free Mobile and full MVNO’s Lycamobile et Oméa Telecom, decision of July 27, 2012 with effect as of August 2012 - maximum price for 1H 2012.

(3) Excluding E1 connection.

ORANGE / 2014 REGISTRATION DOCUMENT - 20

SMS TR

On January 29, 2015 the Arcep decided to withdraw its draft decision concerning analysis of the wholesale SMS termination markets for 2014-2017, which had proposed extending the current regime for a further three years. It put these markets under surveillance. The European Commission had launched an in-depth investigation into this draft decision and asked the Arcep to provide extra justification. The European Commission and Arcep failed to reach agreement on the competitive risks and what regulations would be needed to counter them.

Mobile service quality

The Arcep published, on June 24, 2014, the results of its survey on mobile service quality, in which Orange was ranked sole or equal first on 246 of 258 criteria.

2.2.2.3 Regulation of fixed telephony, broadband and superfast broadband Internet

Since July 2008, except for retail offerings for fixed telephony under universal service, all of Orange’s regulatory obligations concerning retail fixed telephony (access and communication) on the consumer and business markets have been lifted. Ex ante regulation of Orange’s fixed-line services relates to retail offerings under the universal service and wholesale offerings that are regulated to ensure effective competition in the retail markets (call origination and termination, wholesale line rental, unbundling, bitstream).

Orange’s obligations regarding cost accounting and accounting separation in the fixed-line business

The Arcep’s decision no. 06-1007 of December 7, 2006 sets forth Orange’s obligations as to cost accounting and accounting separation in the wholesale and retail businesses. When retail activities make use of wholesale network services that are subject to accounting separation, these resources are recognized in regulatory accounts at the wholesale price. These obligations were first implemented in 2007 in respect of FY2006. The financial year was deemed compliant by the Arcep and has been extended to every year since.

Regulation of fiber optic networks

Regulatory framework governing very high-capacity broadband wholesale offers:

- asymmetric regulation of access to civil engineering infrastructure which allows alternative operators to deploy their horizontal networks on Orange’s infrastructure: non-discriminatory access at a rate that reflects costs;

- principle that the terminating segment of FTTH networks are mutualized between operators;

- no asymmetric access obligation (unbundling or bitstream) for fiber optic in high-density areas, confirmed by Arcep decisions on the analysis of markets 4 and 5 on June 26, 2014;

- symmetrical regulation of access to the terminating segment of FTTH networks including outside high-density areas: same obligations to offer passive access to the terminating segment of FTTH networks on reasonable and non-discriminatory terms apply to all operators cabling buildings anywhere in France. This access must be made available from a sharing point in a reasonable location (Arcep decision no. 2009-1106 of December 22, 2009, see also decision no. 2010-1312 of December 14, 2010). Charges must be reasonable and compatible with the principles of efficiency, relevance, objectivity and non-discrimination.

National Digital Agency

On February 4, 2015, the decree creating a service with national authority was published in the Official Journal: the National Digital Agency will bring together the “Superfast Broadband Program”, French Tech and the Internet Uses Delegation.

The Agency will take over three responsibilities: steering and implementation of the “France Superfast Broadband Program”, coordinating and leading the various initiatives of French Tech, overseeing the dissemination of digital tools and development of their use.

It will have to coordinate with several other institutions, including the Caisse des dépôts, BPI France, the National Digital Council, the Arcep and other state services involved in digital development.

In November 2012 the French government had created a Superfast Broadband Program to plan a ten-year rollout of superfast broadband. The program helped develop a roadmap whose main points were announced in February 2013.

The aim is to have 100% of the French population eligible for very high capacity broadband by 2022, with an interim target of covering half the population and companies by 2017. FTTH is seen as the main way of achieving this, although other technologies are also expected to contribute (higher speed on copper as a transitional solution, satellite, LTE). At the annual conference of the France Superfast Broadband Program, held on February 6, 2014 the main lines of the plan were confirmed.

A total 20 billion euros of private and public investment is estimated to be needed to meet the 2022 target. This breaks down into three parts:

- one third of investment by private operators who expect to use their own capital to deliver FTTH to 57% of French homes by 2022;

- the remaining 43% of homes will be covered by the other two-thirds of investment, provided by government authorities to fund publicly organized networks;

- for more than half of these homes, it has been decided to provide FTTH coverage financed partly by public subsidy with the rest provided by private operators,

- the remainder relates to coverage of the more rural zones by complementary solutions (higher speed on copper, satellite, etc.) jointly financed by the state and local authorities.

By January 12, 2015, 71 requests for subsidy under the France Superfast Broadband Program had been filed by 84 counties (departments).

The eventual closure of the copper local loop is a major part of the process. The government has appointed Paul Champsaur to set out the conditions and timetable for the elimination of copper. The report, delivered to the government on February 19, 2015, rules out any government-ordered closing down the copper network. Any such move remains in Orange’s hands. It notably includes the creation of “fibered zones” which the government would designate under certain conditions (whole zone served by FTTH networks, network engineering compliant with regulations, etc.) triggering measures to incentivize customers to migrate from copper to fiber.

ORANGE / 2014 REGISTRATION DOCUMENT - 21

Significant events in 2014 and the start of 2015

January 2014	Consolidation of the telecoms sector in France
Altice buys Numericable
October 2014	Numericable buys SFR
November 2014	Numericable buys Virgin Mobile
January 2014	Roll out of fiber optic networks and switch off of the copper network
Arcep recommendation to encourage mutualization of FTTH networks for small buildings in high-density areas
Amendments to the list of districts in very high-density areas
December 2014	Arcep public consultation on its new draft decision on the technical and operational processes for sharing high-capacity fiber optic broadband infrastructure.
Arcep public consultation on a generic pricing model for shared fiber optic networks outside high-density areas
February 2015	Delivery of the Champsaur report on the conditions and timing of the copper network closure
March 2014	Reform of value-added services (VAS) pricing
Arcep recommendation on the wholesale market for VAS interconnection
June 2014	Arcep decision No. 2014-0661 postponing the entry into force of the VAS pricing reform until October 1, 2015
May 2014	Service quality

The Arcep opens two investigations into Orange, looking at (i) the quality of regulated services for the enterprise segment and (ii) the quality of the universal service connection and telephony services component

November 2014	The Arcep publishes a beta version of its new Internet access Service Quality scorecard
June 2014	Analysis of the relevant markets for fixed broadband and high-capacity fixed broadband, fixed-line telephony markets and fixed-line voice call terminations (4th round)
Arcep decision No. 2014-0733 concerning analysis of the relevant wholesale market for (physical) network infrastructure access to the local loop (market 4)
Arcep decision No. 2014-0734 concerning analysis of the relevant wholesale market within France for broadband and high-capacity broadband (market 5)
Arcep decision No. 2014-0735 concerning analysis of the relevant wholesale market for capacity services (market 6)
September 2014	Arcep decision No. 2014-1102 concerning analysis of the relevant markets for access to fixed-line telephony services and call origination at a fixed location (markets 1 and 2)
December 2014	Arcep decision No. 2014-1485 concerning analysis of the wholesale fixed-line and mobile voice call termination markets (markets 3 and 7)
July 2014	VDSL2
Copper expert committee approves use of VDSL2 for all Orange’s local loop copper lines

Consolidation of the telecoms sector in France

Altice buys Numericable

On January 22, 2014 the competition authorities issued decision No. 14-DCC-09 approving the 100% takeover of Numericable Group by Altice Six (Altice group). Altice group also controls Outremer Télécom and Mobius, both companies active in the Internet access and mobile telephony markets in the French overseas departments.

Numericable buys SFR

On October 30, 2014 the competition authorities issued decision no. 14-DCC-160 approving, subject to conditions, the 100% takeover of SFR by the Altice group and its subsidiary Numericable Group. To offset the competitive risks identified by the authority, Altice and Numericable groups made a number of structural commitments (to sell assets) and behavioral undertakings that will apply for five years, extendable once by another five years. These include:

- selling the mobile telephony activities of Outremer Télécom in La Réunion and Mayotte;

- selling Completel’s copper network;

- opening up Numericable’s cable network by proposing two access offers priced to prevent any margin squeeze on possible rivals: one white label wholesale access offer for high-capacity broadband aimed at MVNOs, and a second wholesale access offer aimed at MVNOs and fixed-line operators;

- undertakings regarding the FTTH deployment agreements that SFR has with Bouygues Telecom and Orange;

- confidentiality with respect to Vivendi.

Numericable buys Virgin Mobile

On November 27, 2014 the competition authorities issued decision No. 14-DCC-179 approving the 100% takeover of Omea Telecom Limited, a Virgin Mobile badged virtual mobile network operator, by Numericable Group.

ORANGE / 2014 REGISTRATION DOCUMENT - 22

The Authority found that the identified competitive risks (leverage through the marketing of offers combining high-capacity broadband access with mobile telephony services) had already been countered by Numericable’s commitments made when it bought SFR to allow MVNOs to access its cable network.

Rollout of fiber optic networks and switch off of the copper network

On January 21, 2014, the Arcep adopted a recommendation on FTTH access for buildings with fewer than 12 residential or business premises in high-density areas, and outside low-density pockets. This expands on an earlier recommendation, issued June 14, 2011, and provides for the installation of concentration points of 100 single fiber lines to serve buildings of fewer than 12 homes, outside low-density pockets. To provide complete coverage, the Arcep recommends a prior consultation system is put in place to bring together all stakeholders, including local authorities.

Moreover, the Arcep’s decision of January 27, 2014 reduced the number of districts classed as in high-density areas from 148 to 106 districts.

On December 10, 2014, the Arcep launched a second public consultation, due to run until January 20, 2015, and seek advice from the Competition Authority about a draft decision on technical and operational processes for the sharing of high-capacity broadband fiber optic networks.

On December 17, 2014 the Arcep launched a second public consultation, ending February 20, 2015, on a generic pricing model for access to shared fiber optic networks outside high-density areas.

Reform of value-added services pricing

In March 2014, the Arcep published a recommendation on the wholesale VAS interconnection market with a particular focus on the relationship between originating and recipient operators, as part of the implementation of the VAS pricing reform (decision No. 2012-0856).

On June 10, 2014, Arcep issued decision No. 2014-0661, postponing the entry into force of VAS market reform until October 1, 2015 (initially scheduled for January 1, 2015). This was to allow VAS publishers and recipient operators adequate visibility to conduct their commercial negotiations.

The VAS reform redefines pricing methods applied to calls to short and special numbers (beginning with 08) which allow users to access weather forecasts and distance sales services, for instance, as well as government services. The reforms (i) create a uniform pricing model for the retail services market irrespective of whether the originating call is from fixed-line or mobile network, known as “C+S” for its two components: the price of the call (C) and the price of the service (S) defined by the provider and (ii) make calls which are currently free when calling from a fixed line also free when calling from a mobile number.

In December 2014, as part of two dispute resolution rulings, the Arcep specified the conditions for implementing VAS reforms starting on October 1, 2015. The rulings largely accepted the terms offered by Orange when acting as a call origination operator.

Service quality

Arcep opens two administrative inquiries

On May 27, 2014, the Arcep launched two administrative inquiries concerning Orange and (i) its connection and telephony service targets under the universal service obligation and (ii) the service quality of wholesale offers to the enterprise market. There were several exchanges of information between Orange and the Arcep (collection of information, hearings, visits by intervention units). Orange put to the Arcep a plan to improve the service quality offered on its fixed-line networks. The Arcep has noted these commitments and kept open its two administrative inquiries.

Internet access service quality

On November 25, 2014, the Arcep published a beta version of its new half-yearly observatory, measuring the quality of fixed broadband Internet access services in continental France.

Analysis of the relevant markets for fixed broadband and high-capacity broadband, fixed-line telephony and fixed-line voice call termination (4th round)

Analysis of the fixed broadband and superfast fixed broadband markets mid-2014 to mid-2017

On June 26, 2014, the Arcep issued three analysis decisions on the fixed broadband and superfast broadband markets for mid-2014 to mid-2017:

- decision No. 2014-0733 concerning analysis of the relevant wholesale market for access to the physical network infrastructure that composed the local loop (market 4);

- decision No. 2014-0734 concerning analysis of the relevant wholesale market within France for broadband and high-capacity broadband (market 5);

- decision No. 2014-0735 concerning analysis of the relevant wholesale market for capacity services (market 6).

This was the first time Arcep had reviewed its analyses of markets 4, 5 and 6 simultaneously. The scopes for these three decisions were changed to comply with changes made by the European Commission recommendation of October 9, 2014 onthe relevant markets subject to ex ante regulation, in order to make a distinction between wholesale “generalist” offers aimed at the consumer and wholesale offers targeting business needs. In this enterprise segment, Arcep decision No. 2014-0735 will lift the pricing obligations on Orange (copper and fiber) in some competitive geographical areas from January 1, 2015.

Analysis of relevant fixed-line telephony markets in 2014-2017

On September 30, 2014 the Arcep issued decision no. 2014-1102 on analysis of the relevant markets for fixed-line telephony in 2014-2017. It prolonged the obligation imposed on Orange to provide wholesale line rental (WLR) at cost-based prices. The decision introduced a gradual relaxation of the pricing obligations imposed on Orange for straight carrier selection offers. Finally, the decision lifts the asymmetrical regulation imposed on Orange in the call origination market for calls to value-added service (VAS) numbers, instead relying exclusively on the symmetrical framework established by Arcep decision No. 2007-0213.

ORANGE / 2014 REGISTRATION DOCUMENT - 23

Analysis of the wholesale markets for fixed-line voice call termination in 2014-2017: cut in call termination prices

On December 9, 2014, Arcep issued decision No. 2014-1485 concerning analysis of the wholesale fixed-line or mobile call termination markets for 2014-2017. It set the following price ceilings for fixed-line call termination:

Caps (in euro cents per minute)	Orange FTR	Alternative operators’ FTR	Level of asymmetry
Year 2007	0.5486	1.088	98%
Q1-Q2-Q3 2008 Change	0.4935 (10.0)%	1.088 0.0%	120%
October 1, 2008 Change	0.45 (8.8)%	0.9 (17.3)%	100%
October 1, 2009 Change	0.425 (5.6)%	0.7 (22.2)%	65%
October 1, 2010 Change	0.4 (5.9)%	0.5 (28.6)%	25%
October 1, 2011 Change	0.3 (25)%	0.3 (40)%	0%
July 1, 2012 Change	0.15 (50)%	0.15 (50)%	0%
January 1, 2013 Change	0.08 (46.6)%	0.08 (46.6)%	0%
January 1, 2015 Change	0.079 (1.25)%	0.079 (1.25)%	0%
January 1, 2016 Change	0.078 (1.26)%	0.078 (1.26)%	0%
January 1, 2017 Change	0.077 (1.28)%	0.077 (1.28)%	0%

Source: Orange, based on Arcep data.

Copper expert committee approves use of VDSL2 for all Orange’s local loop copper lines

In July 2014, the expert committee on copper systems recommended allowing VDSL2 to be extended to all lines running from an NRA on Orange’s copper local loop.

VDSL2 is a technology that can significantly increase speeds over copper for the shortest lines, compared to ADSL.

In an initial opinion issued in April 2013, the expert committee on copper systems had, for technical reasons, restricted VDSL2 to “direct supply” lines and lines attached to NRAs that were part of a network overhaul.

Its second opinion in July 2014 gave operators the right, as from October 27, 2014, to market VDSL2-based broadband and superfast broadband throughout France (subject to the restriction on line length).

On December 10, 2014 Arcep published a “scorecard on the introduction of VDSL2 in the 4th quarter 2014”. This showed that in the 3rd quarter 2014 VDSL2 was viable on lines serving 89.3% of the population, that 4.7 million copper lines could now receive high-capacity broadband and that VDSL2 would enable an average 62% of the lines covered by a high-speed copper program to receive high-capacity broadband.

Regulation of fixed-line electronic communications services offers

Rate changes for wholesale offerings subject to cost orientation (unbundling, analog and digital wholesale line rental, and call origination)

In respect of 2015, Orange published a new increase in the prices for full unbundling and a rise in bitstream access prices.

(in euros)		2015 rates	2014 rates
Unbundling	Total	9.05	9.02
	Partial	1.77	1.64
Wholesale line rental	Analog WLR	12.32	12.19
	Digital WLR	18.57	18.35
Bitstream	DSL access	4.79	4.39
	Naked DSL access	12.53	12.41

ORANGE / 2014 REGISTRATION DOCUMENT - 24

Universal service in electronic communications

Following the universal service (telephony) tendering process for 2013-2016, Orange was appointed by the Ministerial Order of October 31, 2013, as the operator responsible for providing the telephony access and services components of universal service under Article L. 35-1, 1 of the French Postal and Electronic Communications Code (CPCE).

Orange was also appointed, by an Order on February 14, 2012, as the operator responsible for the public telephony component of the electronic communications universal service.

On December 19, 2014 the Arcep delivered a favorable opinion on Orange’s request to raise monthly fixed-line Orange subscriptions to 17.96 euros including VAT/month from March 2015. At the same date, prices for fixed-line and mobile calls from or to the French overseas departments and calls to European fixed lines will be brought into line with the national rates in continental France.

2.2.3 Spain

2.2.3.1 Legal and regulatory system

Legal framework

The 2002 European Telecom Package was transposed into Spanish law by the general Telecommunications Act (law No. 32/2003 of November 3, 2003), Royal Decree No. 2296/2004 of December 10, 2004 on the electronic communications markets, network access and numbering, and Royal Decree No. 424/2005 of April 15, 2005 on the supply of electronic communications services, universal service obligations and user rights.

The 2009 Telecom Package was transposed into Spanish law by Royal Decree No. 726/2011 on universal service provision in May 2011 and Royal Decree No. 13/2012 of March 31, 2012.

The telecommunications sector is also covered by law No. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

Law No. 34/2002 of July 11, 2002 relating to the information society and electronic commerce specifies the obligations and limits of responsibility applicable to service providers in the information society.

The regulatory framework applicable to data protection in Spain is based around law No. 15/1999 of December 13, 1999, relating to personal data protection and order No. 999/1999 relating to security measures. In the field of intellectual property rights protection, law No. 23/2006 of July 7, 2006 amends law No. 1/1996 of April 12, 1996 and transposes European directive 2001/29/EC relating to the harmonization of certain aspects of copyright and related rights in the information society.

Regulatory Authorities

Following government reforms begun in 2012, the telecommunications sector came under the responsibility of a number of different institutions in 2013:

- until the new authorities took over in October 2013, the sector was overseen by the secretariat of state for telecommunications and the information society (Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información - SETSI), the Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones - CMT) and the National Competition Commission (Comisión Nacional de la Competencia - CNC), charged with enforcing competition law in coordination with the sector authorities;

- since October 2013, the regulators for all the various sectors of the economy, including telecommunications, have been brought together under a new cross-industry entity, the National Commission for Markets and Competition (Comisión Nacional de los Mercados y la Competencia), set up by law No. 3/2013 of June 4, 2013, which also has responsibility for competition issues.

As a result the telecom industry is now overseen by both the new multi-industry regulator and Setsi as follows:

- Setsi handles authorizations, spectrum attributions, telephone numbering, universal service cost approvals, service quality, and disputes between consumers and non-dominant operators;

- the National Commission for Markets and Competition (Comisión Nacional de los Mercados y la Competencia - CNMC), conducts market analysis and handles disputes involving operators with significant market power.

2.2.3.2 Regulation of mobile telephony

Mobile call termination rates

Following a consultation in December 2011 on the wholesale mobile call termination market (market 7), the CMT issued a decision on May 10, 2012 proposing a gradual decrease of mobile call termination caps, reaching rate symmetry in July 2013. The proposed caps are as follows:

(in euro cents/minute)	04/16/12 - 10/15/12	10/16/12 - 02/29/13	03/01/13 - 06/30/13	From July 2013
Movistar, Vodafone, and Orange	3.42	3.16	2.76	1.09
Yoigo	4.07	3.36	2.86	1.09

ORANGE / 2014 REGISTRATION DOCUMENT - 25

Spectrum

In May 2011, the Spanish authorities allocated a 5 MHz duplex block in the 900 MHz spectrum to Orange Spain. The license, granted under the principle of technological neutrality, is valid until December 2030.

In July 2011, the Spanish authorities auctioned the 800 MHz, 900 MHz and 2.6 GHz frequency bands. The 800 MHz licenses, awarded in 2011, only become available from 2015. The same is true for the 900 MHz block allotted to Telefónica.

In July 2013, Orange Spain’s license for the 900 MHz band was extended from 2025 to 2030 and its 1,800 MHz license from 2023 to 2030.

Following these allocations, the Spanish spectrum is distributed as follows (national licenses):

	800 MHz	900 MHz	1 800 MHz	2.1 GHz		2.6 GHz
				FDD	TDD	FDD	TDD
Orange	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz	10 MHz
Vodafone	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz	20 MHz
Telefónica	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz
Yoigo			2*15 MHz	2*15 MHz	5 MHz

Significant events in 2014 and the start of 2015

July 2014	Award of regional licenses in the 2.6 GHz band
September 2014	Royal Decree specifying the conditions for handover of the 800 MHz spectrum to telecoms operators on January 1, 2015
December 2014	Ministerial decision postponing the use of 800 MHz spectrum until March 1, 2015

Start date of 800 MHz licenses

On September 24, 2014 the government approved by Royal Decree 805/2014 the technical specifications that would allow the handover of digital TV spectrum in the 800 MHz band to mobile telephony use on January 1, 2015. These licenses were awarded following the 2011 auction process to three operators: Telefónica Móviles, Vodafone and Orange.

However, at the request of the digital TV operators who needed to adapt their existing antennae, on December 26, 2014, the Minister for Industry delayed the handover date of January 1, 2015 by three months. The mobile operators were given a compensating three-month extension to their licenses.

The Minister for Industry also issued a draft order making the telecoms operators alone responsible for dealing with any interference (and underlying costs) in the adjacent 470-790 MHz DTTV band. On December 11, 2014 the CNMC announced that it would oversee the smooth fulfillment of these obligations and put in place measures to prevent interference. It is proposing a monitoring system backed up by penalties for non-compliant operators.

Following a query from the Spanish association of new mobile operators (AENOM), on October 30, 2014 the CNMC confirmed that the regulatory obligations on the call origination and termination market would also apply to 4G.

Award of regional licenses in the 2.6 GHz band

Following the auction process, which ran from March to end-May 2014, for 13 regional licenses, 2*10 MHz TDD local licenses and 3*10 MHz FDD regional licenses, the Ministry for Industry, Energy and Tourism allocated the 10*10 MHz lots for local and regional licenses by Ministerial Order published in the Spanish Official Journal BOE-A-2014-7942 of July 25, 2014.

2.2.3.3 Regulation of fixed telephony, broadband and superfast broadband Internet

Universal Service

The law on a sustainable economy approved in February 2011 stipulates that functional access to the Internet includes a 1 MB broadband connection. The new method for calculating the universal service cost was approved in December 2012 and includes broadband connections. Telefónica was again designated as the universal service provider beginning in January 2012.

The universal service net cost from 2006 to 2010 and Orange’s contribution are given in the following table:

(in millions of euros)	2006	2007	2008	2009	2010
Universal service net cost	75.34	71.09	74.85	46.78	43.57
Orange’s contribution	8.03	7.46	7.61	4.7	4.75

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Significant events in 2014 and the start of 2015

January 2014	Adoption of bitstream rates
September 2014	Launch of Orange’s takeover bid for Jazztel
CNMC decision on fixed-line call termination rates (market 1/2014)
October 2014	CNMC decision on the conditions governing fiber network access in buildings, responding favorably to Orange’s request
December 2014	In-depth inquiry by the European Commission, prior to authorization of the Orange takeover of Jazztel
December 2014	Wholesale broadband markets (markets 3a, 3b and 4/2014)
Consultation launched on the CNMC draft decision imposing geographical remedies

Wholesale broadband markets (markets 4 and 5/2007)

The CMT issued a decision on the wholesale broadband market in January 2009 that covers offers under 30 Mbps. A new round of analysis for this market began in 2013 and is currently open for consultation.

Following the consultation launched in February 2013 on unbundling and bitstream rates, and having taken account of comments by the European Commission and the BEREC, in September the CMT increased the full unbundling monthly rate from 8.32 euros to 8.60 euros and cut the partial unbundling tariff from 2.06 euros to 1.30 euros.

As regards bitstream rates, the CMT introduced provisional tariffs for new bitstream (NEBA) offers in July 2012, including a bitstream for fiber offer, which will eventually replace current technologies (GigADSL and ADSL-IP). These rates include an increased risk premium for wholesale superfast broadband offers.

In February 2013, the CMT proposed a new set of bitstream rates which the European Commission failed to approve. In June 2013, the Commission launched a phase II investigation and expressed serious doubts about these new offers, which were priced 50% above cost. At end-October 2013, at the conclusion of this procedure, the European Commission officially asked the CNMC to withdraw or amend its proposals to comply with cost-based pricing.

On January 30, 2014, the CNMC finally authorized the reference offer with the following definitive rates:

Bitstream Offers (in euros)	Provisional monthly rates 2012	Definitive rates 2014
Neba FTTH	23.22	19.93
Neba DSL	6.50	6.48
Naked DSL premium	9.11	8.60
Aggregation offer (per Mbps)	32.62	14.56
GigADSL and IP-ADSL (regional offer) at 10 Mbps	12.50	10.20
IP-ADSL (national offer) at 10 Mbps	16.67	13.60

On April 1, 2014 the CNMC declared that its wholesale offer for broadband access NEBA would be open to all operators, replacing the GigADSL and ADSL IP offers, which will cease to be regulated in areas of Spain where NEBA is available.

Market analysis - 3rd round

The CNMC put out for consultation on December 19, 2014 its third round of analysis of the 3a and 3b/2014 and 4/2014 markets, which proposes:

3 a market:

- to retain the copper network unbundling obligations introduced in the previous 2009 analysis and to retain access to Telefónica civil engineering infrastructure;

- to lift part of the obligations for ex ante regulation of the fiber network in nine towns, home to 16% of the Spanish population, and to use virtual unbundled local access (VULA) for the rest of Spain;

- to open up access to the vertical part of the fiber optic network in buildings at cost-based rates.

3 b market:

- to remove the obligation for ex ante regulation of copper networks in parts of Spain declared to be competitive (i.e. those containing 58% of currently installed broadband lines), after a one-year grace period to implement the decision and to offer NEBA fiber optic access;

- elsewhere in Spain, to retain Telefónica’s network access obligations, with a NEBA over copper offer with no speed cap charged on a cost-based basis, and a NEBA fiber optic offer that meets the economic replicability test.

market 4:

- to retain throughout Spain the obligation to provide a NEBA business offer at a “reasonable” price, to be defined.

Fixed-line call termination rates (market 1/2014)

On September 23, 2014 the CNMC adopted its decision on the 3rd round of market analysis for fixed line call termination (ANME/DTSA/628/14/M3-3ªRONDA). The decision creates a symmetrical market for call termination at a rate of 0.0817 euro cents/minute, in accordance with the methodology recommended by the European Commission and imposes a new obligation to offer IP interconnection.

ORANGE / 2014 REGISTRATION DOCUMENT - 27

On December 23, 2014 the CNMC launched a procedure to approve the first Telefónica reference offer for IP termination to meet Telefónica’s obligations in market 1/2014.

Fiber rollout

Orange and Vodafone agreement to roll out fiber optic in Spain

In March 2013, Orange and Vodafone agreed to roll out fiber optic in more than 50 towns by 2016, covering around 40% of the Spanish population.

Under the agreement, which is open to any other operator wishing to co-invest, the vertical infrastructure will be shared pro rata of costs incurred. Orange and Vodafone have opened a dispute resolution procedure before the regulator seeking to change the access conditions for the terminating segment of the fiber optic cable belonging to Telefónica. The CNMC has accepted this and has effectively, in its notice CONF/DTSA/328/14 of October 16, 2014, extended the terms of the reciprocal commercial agreements between Jazztel and Telefónica to Orange and Vodafone.

New framework law on telecommunications

The new framework law on telecommunications came into force on May 11, 2014.

Its main aim is to facilitate network rollout in compliance with the European Digital Agenda aims. It encourages coordination between public authorities and increases the powers of the Minister for Industry to intervene in regional or local regulations that block infrastructure sharing projects.

In addition, telecommunications operators get a right to use passive infrastructure owned by utilities, rail companies and motorways on commercial terms.

Decommissioning of the copper network

The CNMC approved the first requests of Telefónica to decommission two distribution frames in its copper networks. The distribution frames in question are small exchanges with no unbundling or equipment collocation. Under the terms of the CNMC/CMT decision on analysis of wholesale network infrastructure, market 4/2007, issued in 2009, Telefónica is obliged to continue offering the option of unbundling for five years after filing a request to decommission an exchange with the CNMC. This period falls to just one year if there are no unbundled operators.

Orange’s bid for Jazztel

On September 16, 2014 Orange announced it was launching a takeover bid for carrier Jazztel. This requires approval from, notably, the European Commission. If approved, the bid would make Orange the second-biggest operator in the Spanish markets for broadband and convergence offers (see Section 4.4 Recent events).

2.2.4 Poland

2.2.4.1 Legal and regulatory system

Legal framework

Orange Polska’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013.

The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds.

As regards e-commerce, the law of July 18, 2002 that governs provision of electronic services transposes European Directive 2000/31/EC concerning electronic commerce and defines electronic service supplier obligations.

The applicable framework concerning personal data protection is defined by the law of August 29, 1997 concerning personal data protection, as amended in 2002. The 2004 Telecommunications Act also defines certain rules applicable to personal data protection and storage (1).

Regulatory Authorities

The Ministry of Administration and Digitization, created in November 2011, is responsible for telecommunications.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunications regulation and frequency management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

(1) For information concerning risks linked to the regulations of the telecommunications sector, see Section 2.4.2 Legal Risks.

ORANGE / 2014 REGISTRATION DOCUMENT - 28

2.2.4.2 Regulation of mobile telephony

Mobile call termination rates

The UKE published seven decisions on December 14, 2012, ruling that Orange Polska, T-Mobile, Polkomtel, P4, CenterNet, Mobyland and Aero2 each had a dominant position in the mobile call termination market for the mobile numbers open to interconnection on their network (third round of market analysis). It also set symmetrical mobile voice call termination rates for all operators from January 1, 2013, and termination rates based on long run incremental costs as from July 1, 2013.

Date	From July 1, 2013 (pure LRIC)
Zlotys/min	0.0429
Euro cents/min	1.01

Spectrum

In 2011, the UKE issued three decisions that introduce technological neutrality in the 900 MHz, 1,800 MHz, and 2,100 MHz frequency bands.

In July 2013, the UKE published a consultation on whether to assign 700 MHz spectrum to electronic communications. No decision on this has yet been announced.

Spectrum awarded is distributed as follows:

	900 MHz	1800 MHz	2.1 GHz
	FDD	FDD	FDD	TDD
Orange (PTK)	2*6.8 MHz	2*9.6 MHz	2*14.8 MHz	5 MHz
Era (T-Mobile)	2*4.4 MHz +2*4.6 MHz	2*2.4 MHz +2*7.2 MHz +2*10 MHz	2*14.8 MHz	5 MHz
Plus (Polkomtel)	2*2.8 MHz +2*6.2 MHz	2*2.4 MHz +2*7.2 MHz	2*14.8 MHz	5 MHz
Play (P4)	2*5 MHz	2*15 MHz	2*14.8 MHz	5 MHz
Aero2	2*5 MHz	0	0	0
Mobyland	0	2*9.8 MHz	0	0
Centernet	0	2*9.8 MHz	0	0

Significant events in 2014 and the start of 2015

June 2014	Renewal of Orange Polska license in the 900 MHz band
October 2014	Allocation of 800 MHz and 2.6 GHz spectrum Launch of new UKE auction of 4G frequency band
November 2014	Pre-qualification of 6 candidates

Renewal of Orange Polska license in the 900 MHz band

On June 4, 2014 the UKE extended Orange Polska’s license to 15 years. The license covers the whole of Poland and is technology neutral.

Allocation of 800 MHz and 2.6 GHz spectrum

Licenses for the 800 MHz band (freed by the end of analog TV in July 2013) and 2.6 GHz band are due to be allocated in 2014. The auction was launched at end-December 2013 by UKE but subsequently cancelled following administrative errors. A new auction was launched in October 2014. On November 25, 2014 six candidates, including Orange Polska, were pre-qualified for the bid. The actual auction began on February 10, 2015 and spectrum is expected to be allocated in summer 2015.

At stake are five 5 MHz duplex blocks in the 800 MHz spectrum and fourteen 5 MHz duplex blocks in the 2.6 GHz spectrum. All licenses will run for 15 years. There is no spectrum block reserved for a new entrant.

However, a sixth block of 2*5 MHz in the 800 MHz band has been reserved for Sferia.

ORANGE / 2014 REGISTRATION DOCUMENT - 29

2.2.4.3 Regulation of fixed telephony, broadband and superfast broadband Internet

Fixed-line call termination rates

Since the UKE’s decision of September 22, 2009, following its second round of market analysis, call termination rates must be based on cost, with no further details given.

The UKE reserves the right, however, to control rates by benchmarking or a retail minus formula and has indicated it intends to move towards symmetry in 2014.

The UKE is proposing the following changes to asymmetry levels:

Level of asymmetry	Jan. 2009	July 2009	Jan. 2010	July 2010	Jan. 2011	July 2011	Jan. 2012	July 2012	Jan. 2013	July 2013	Jan. 2014
Simple transit	92%	82%	73%	64%	55%	46%	37%	27%	18%	9%	0%
Double transit	9%	8%	7%	6%	5%	4%	3%	3%	2%	1%	0%

These asymmetry levels are used as benchmarks in the event of dispute resolution procedures.

For an efficient generic operator on a New Generation Network (NGN), the European Commission recommendation of May 7, 2009 requires National Regulatory Authorities to set the fixed-line call termination rates based on long-run incremental costs only. The UKE is preparing a draft decision applying this recommendation.

Universal Service

Expiry of Orange Polska’s universal service obligation:

In 2006, the UKE imposed universal service obligations on Orange Polska until May 9, 2011. Since then, the UKE has taken no further steps to appoint a new universal service provider. On May 5, 2014, the UKE published a report that did away with universal service obligations in Poland.

Netting

For the whole period when it was responsible for universal service (November 2006 to May 2011), Orange Polska estimated its cost amounted to 1.1 billion zlotys while only 137 million zlotys were allotted in compensation by the UKE. Orange Polska has therefore appealed to have the UKE decisions reexamined.

In March 2014, the UKE designated which operators would bear the cost of providing a universal service in 2006. Other decisions should follow for the years 2007-2011.

Significant events in 2014 and the start of 2015

Digital Poland
January 2014	Government adopts action plan for extending national coverage of superfast broadband services
November 2014	Draft decision on opening up broadband networks financed by public funds
October 2014

Analysis of the wholesale broadband access market (market 5)

UKE decision of October 7, 2014 to institute different regulations for different zones in market 5/2007 wholesale broadband access (analysis -3rd round)

Analysis of wholesale access to passive infrastructure (market 4)
June 2014	UKE decision of June 2, 2014 on analysis of market 4 (analysis -2nd round) of copper and fiber optic access offers
Analysis of fixed-line telephony markets
May 2014	UKE decision of May 12 on analysis of market 7/2003 (analysis -2nd round) eliminating the obligations imposed on Orange Polska in the retail market for leased lines
February 2015	Draft UKE decision eliminating Orange Polska’s obligations in markets 3-6/2003

Digital Poland

The government’s action plan to meet the targets of its digital strategy in Poland was passed in January 2014. The plan is budgeted at 2,665 million euros and aims to ensure that all households have at least 30 Mbps Internet access by 2020. Nearly half the funds are earmarked for broadband network construction projects. The Polish government will contribute 409.4 million euros.

The UKE consulted until November 2014 on the potential reference offer for non-discriminatory wholesale access to regional broadband networks. The regional broadband networks are cofinanced by the European Regional Development Fund and the Polish government. The UKE is proposing to impose a non-discriminatory wholesale access offer on these networks. In a report on the rollout of the networks, the UKE cites 14 projects in rural areas where no telecommunications infrastructure was previously available. These projects should be completed in 2015.

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Analysis of the wholesale broadband access market (market 5/2007)

On October 7, 2014, the UKE adopted its decision on the market for wholesale broadband access (market analysis -3rd round). The decision excludes 76 Polish towns, covering 24% of the population, from ex ante regulation and excuses Orange Polska from all regulatory obligations in respect of these towns. In these deregulated areas, Orange Polska will offer wholesale offers on a commercial basis. Everywhere else, the obligations imposed on Orange Polska are maintained (on access, non-discrimination, transparency, accounting separation and cost orientation).

Analysis of the wholesale broadband access market (market 4/2007)

In its June 2, 2014 decisions on market 4, as part of the 2nd round of market analysis, regarding copper and fiber the UKE retained the obligations on Orange Polska.

Reference offer for fixed-line markets

On July 3, 2014 the UKE authorized a new version of the integrated reference offer, where the monthly price of full unbundling is left at 22 zlotys.

This reference offer applies to all wholesale fixed-line services: call origination and termination, wholesale line rental, partial and full unbundling and bitstream access.

Deregulation of retail markets in Poland

Market 7/2003:

On May 12, 2014, the UKE issued its decision on analysis of leased line market 7/2003 (market analysis -2nd round), lifting Orange Polska’ s regulatory obligations in this market. The UKE also noted that the size and value of this market had shrunk over the last five years as customers migrated to faster solutions, ethernet and IP VPN.

Markets 3-6/2003:

i.e. market 3/2003: publicly available local and/or national telephone services provided at a fixed location for residential customers, market 4/2003: publicly available international telephone services provided at a fixed location for residential customers, market 5/2003: publicly available local and/or national telephone services provided at a fixed location for non-residential customers, market 6/2003: publicly available international telephone services provided at a fixed location for non-residential customers.

The UKE held a public consultation which ran until December 2014 on markets 3-6/2007 (market analysis - 2nd round) on lifting Orange Polska’s obligations in these four markets.

2.2.5 Other EU countries where the Orange Group operates

2.2.5.1 Belgium

Mobile termination rates

Mobistar’s mobile call termination rate is currently 1.18 euro cents/min.

Reallocation 900 and 1,800 spectrum returned by Telenet:

On December 12, 2013 the cable operator Telenet Tecteo BidCo SA announced that it no longer wanted to use the spectrum it had been awarded in 2011, in the 900 MHz, 1,800 MHz and 2 GHz bands. In two decisions issued on July 22 and December 15, 2014 the Belgian regulatory authorities (IBPT) reallocated this spectrum to three mobile operators, Mobistar, Base Company and Belgacom, as follows:

Operator	900 MHz	1,800 MHz
Belgacom	2.4 MHz duplex (12 channels)	5 MHz duplex
Mobistar	1.6 MHz duplex (8 channels)	5 MHz duplex
Base Company	0.2 MHz duplex (1 channel)	5 MHz duplex

A decision on the 2 GHz band is expected in 2015.

Cable wholesale broadband markets

The regulatory framework for access to the cable operators’ networks is governed by two decisions of the Belgian conference of electronic communications sector regulators (CRC) of July 1, 2011 and December 11, 2013. Under this framework, cable operators have to provide wholesale access offers to their network priced on a retail minus model.

Copper wholesale broadband markets

On December 18, 2014 the CRC issued a decision approving the price changes to the Belgacom reference offer.

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2.2.5.2 Romania

Mobile termination rates

On February 1, 2014, the Romanian regulatory authority (Ancom) issued a decision regulating the mobile call termination rates charged by mobile operators. Ancom introduced a new calculation method that cut mobile call termination rates from 3.07 euro cents/min to 0.96 euro cents/min. These rates came into force on April 1, 2014.

Wholesale broadband markets

On September 16, 2010 the regulator issued a decision on market 4, imposing an access obligation on Romtelecom. This obligation covers access to the copper local loop but not access to civil engineering infrastructure.

The regulator decided not to regulate market 5 (bitstream access) due to the strong competition provided by cable operators.

The two wholesale markets are due for review in 2015.

2.2.5.3 Slovakia

Spectrum

On January 16, 2015, auctions were held to award three blocks of broadband spectrum in the 3.5 GHz band (two blocks of 8*5 MHz - FDD or TDD - and one block of 4*5 MHz TDD).

2.2.6 Other non-EU countries where the Orange Group operates

Because the Orange Group’s retail market operations outside the EU primarily involve providing mobile services, the main regulatory issues it faces in these countries are mobile call termination rates and spectrum access.

The following table gives the national mobile call termination rate for each country concerned

Mobile call termination rates in the AMEA region (euro cents/min)

2014
Kenya	0.92
Jordan - Zain	1.39
Tunisia	0.93
Morocco - IAM	1.25
Egypt	1.18
Mali	2.56
Ivory Coast	4.12
Senegal	2.29
Madagascar	3.82
Cameroon	4.27
Niger	5.34
Iraq	3.39
Democratic Republic of the Congo	2.78
Botswana	2.48
Mauritius	1.44
Guinée Areeba Orange, Cellcom, Sotelgui	2.16
GUINEA - INTERCELL	1.62

Source: Orange, based on data from national regulators.

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The following table gives the license renewal date as well as the type of license for each country concerned:

Renewal of licenses in the AMEA region

	License Renewal Date	License Type
Jordan	August 2014	2G
Cameroon	January 2015	2G
Madagascar	April 2015	2G
Mauritius	November 2015	2G
Ivory Coast	June 2016	2G
Ivory Coast	February 2017	Fixed-line
Guinea-Conakry	November 2016	2G
Guinea-Bissau	January 2017	2G
Senegal	July 2017	2G - 3G - Fixed-line
Mali	July 2017	2G - 3G
Equatorial Guinea	May 2019	Fixed-line - Mobile
Egypt	October 2020	2G - 3G
Botswana	April 2022	2G - 3G
Morocco	August 2022	2G
Morocco	December 2031	3G
Iraq	August 2022	2G
Niger	December 2022	Global
Kenya	December 2022	2G
Tunisia	July 2024	Global
Mauritius	November 2025	Fixed-line
Central African Republic	May 2027	Global
Democratic Republic of the Congo	October 2031	2G - 3G

Source: Orange, based on data from national regulators.

2.3 Orange’s group strategy

Orange presented by early 2015 its new strategic plan to 2020, called Essentials2020 building on the Conquests 2015 plan launched in 2010.

The Group can count upon a series of key strengths and has a clear mission: to always be on hand to connect people to what is essential to them. Orange serves every kind of customer, from those who focus above all else on price through to those who have a particularly high-level of service expectation, as well as business customers of every type, from SOHOs to multinationals.

Orange has set itself a strong, demanding and unique ambition for this strategic plan: to provide each of its customers, wherever they are, an incomparable service experience.

To serve this ambition, the Group will leverage five main drivers:

1. offering richer connectivity;

2. reinventing the customer relationship;

3. building a people-oriented and digital employer model;

4. accompanying the transformation of enterprise customers;

5. diversifying by capitalizing on its assets.

The strategic plan will be achieved within the framework of a company that is efficient, responsible and digitally proficient.

The ambition and each of the Orange main drivers will result in operational and financial objectives.

1. Offering richer connectivity

Firstly Orange intends to offer richer connectivity in each of the markets in which the Group is active. To maintain its position as a high-speed broadband leader, Orange will invest more than 15 billion euros in its networks from 2015 to 2018.

Orange aims to triple average data speeds compared to 2014 on both fixed and mobile networks by the end of 2018.

Prioritizing investments based on their impact on the customer experience

Orange will prioritize capital expenditure on the network where customers need it most.

To optimise the allocation of resources, Orange will deploy a Customer Experience Management tool - CEM. Similarly, the “My Network” application will allow each customer, as required, to be actively involved in the improvement of his or her quality of service by reporting any issues as they are encountered.

Expanding high-capacity fixed service

In France, Orange will triple its investments in fibre by 2020 and increase the number of connected homes from 3.6 million at the end of 2014 to 12 million in 2018 and to 20 million in 2022.

In Spain, the Group will continue to expand its fiber network and its TV offering with the aim of doubling convergent revenues by 2018. The proposal to acquire Jazztel, which is currently being examined by the European Commission, will enable the Group to reinforce and accelerate this strategy that aims to reach 10 million connectable homes by the end of 2016.

In Poland, Orange started 2015 with an ambitious plan to deploy its own fiber network that aims to reinforce its position as the incumbent operator and market leader in terms of fixed line access and convergence.

In Belgium, a market characterized by strong cable coverage, Orange will test the use of this technology through the launch of a TV offering in 2015 that will be significantly different from existing market offerings.

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Expanding high-capacity mobile service

In Europe, the ambition is to have more than 95% 4G coverage across the Group’s footprint in 2018.

In France, Orange will launch Voice over WiFi in 2015, with immediate benefits to the customer in terms of indoor coverage. Orange will also launch the ma ville sans coupure project, which aims to virtually eliminate dropped calls in urban areas, and will deploy an ambitious program focused on improving coverage along major transport routes.

In Africa and the Middle East, Orange will continue to invest significantly in territorial coverage, with a particular emphasis on the continued deployment broadband networks. 4G will be launched in seven countries in 2015 and in the majority of countries in that region by 2018. At the same time, the Group will continue to offer affordable smartphones that are customized within the Orange environment.

Continuing network modernization

To develop a cutting-edge network armed with the necessary flexibility and agility that will allow it to respond rapidly to customers’ needs, the Group will drive the evolution of its network towards all-IP, the Cloud and the virtualization of network functions, as well as preparing for the introduction of 5G.

A richer content experience

The Group will build on the quality of its networks, particularly in very high-speed broadband, to develop uses and deliver what the customer wants by offering a multiscreen experience with richer content. This is already the case with the Group’s new TV interface, Polaris.

Thanks to the TV stick, which was recently launched in Romania and will soon be introduced to the French market - Orange customers can access Orange TV and related content at home simply by connecting the HDMI stick to their television sets.

2. Reinventing the customer relationship

To reinvent the customer relationship, Orange will approach all of its operations from the perspective of customer uses and experience, by anticipating their desires and responding to them in a personalized, targeted and effective manner.

Simplifying customer interactions with a more personalized approach

Orange will pay special attention to all the key moments in its interactions with customers. A single Orange customer service number will be introduced in France in 2016.

Big Data is an essential tool for achieving this; by gaining a better knowledge of customers, the Group will be able to propose offers and services that are as close as possible to what they want. Each customer will be recognized at every interaction with Orange, and the Orange contact will have immediate access to the entire history of the customer’s relationship with Orange.

The digitalization of the customer relationship

Orange aims to pursue the digitalization of its interactions with customers by building on the complementarity between physical and digital channels to provide a unified customer experience. The objective is for half of all customer interactions across Europe to be through digital channels by 2018.

Rethinking sales areas

Orange wants to turn its shops into concept stores that offer an inviting and original experience, organized by theme: home, family, work, wellbeing, entertainment. By 2018, 20% of Orange’s shops will be Smart Stores in France and in Europe. Among these, certain stores will be even more sophisticated: the megastores will have dedicated spaces for testing products and services or trying out the latest innovations; a customer will also be able to benefit from personalized advice tailored to his or her specific needs. Orange will open 40 of these megastores in France by 2018.

The First services

Orange is a universal brand. It is for everyone, but with services adapted to each individual. However, some customers are prepared to attribute value to a superior level of service, such as for example a premium service for the installation of equipment in their homes or a privileged access to digital experts. For these customers, Orange will launch its First service in France and Europe in 2016, and in a first African country, Senegal.

3. Building a people-oriented and digital employer model

Orange wants to be a company to which all employees are proud to belong. The Group wants to establish itself as a people-focused, digital employer that is anchored in a high-quality employee experience, the starting point for a successful Orange customer experience. The goal is for 9 out of 10 employees to recommend Orange as an employer by the end of the plan.

Securing the skills needed for tomorrow

Orange will identify and develop the skills it needs for the deployment of its strategy, in particular in new digital areas. Orange will build on high-quality digital training programs and aims to reach a level where in 2018 half of all training will be given via a digital training platform (digital learning, MOOC, serious gaming).

Developing collective agility

New, more agile and more collaborative ways of working will be introduced, which will also contribute to the quality of working life. Special attention will be paid to the tools provided to employees who are in contact with customers.

Fostering individual commitment

To increase employee commitment and participation in the life of the company, Orange will reinforce its management culture by strengthening the level of confidence and responsibility with the aim of giving employees additional means and more autonomy in front of customers. Orange will also promote employee share-holding with the aim of reaching 10% employee ownership going forward.

4. Accompanying the transformation of enterprise customers

The digital revolution is transforming the lives of businesses. Orange’s role is to be the trusted partner for companies’ digital transformation. Orange Business Services will evolve to adapt to the increasing demand for integrated IT and connectivity services.

Orange’s objective is to increase the share of IT services in the Orange Business Services revenue mix by 10 percentage points by 2020.

Orange will focus on four key areas, in addition to connectivity:

- developing mobile, flexible and collaborative work tools ;

- the improvement of sectorial processes, particularly related to connected objects and applications ;

- the private and hybrid Cloud for multinationals ;

- cyber-defence.

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5. Diversifying by capitalising on its assets

Orange has decided to concentrate on two fields in which it has legitimacy and where it can capitalize on its assets. These activities will represent part of the Group’s future sources of growth.

The Group has set an ambitious objective for these new disciplines: surpassing the billion-euro revenue mark in 2018.

Connected objects

The “Internet of Things” will open up a number of business and positioning opportunities.

The Group wants to be present across the entire value chain, by object type:

- the distribution of connected objects ;

- the supply of services that add value to those objects, particularly in the health and wellbeing field or in the connected home field ;

- the management of data related to connected objects through an open intermediation platform.

With more than 10,000 customers, the success of the Homelive offer in France provides encouragement for the Group to continue in this direction and to expand its services further in its different European markets from 2015 onwards.

Mobile financial services

Orange Money in Africa, and more recently Orange Finanse in Poland, confirm the Group’s legitimacy in this business.

Financial services cover three distinct worlds:

- in Africa and the Middle East:

- Orange Money, a transfers and payments service, is already a huge success with 13 million users today and an objective to reach 30 million users by 2018;

- in Europe:

- the payment area where Orange is already active with Orange Cash and NFC technology,

- the Mobile banking area which offers significant growth prospects and is where the Group will concentrate its efforts. Orange aims to launch an expanded mobile banking service in its three largest European markets. In addition to the Orange Finanse offer that has already been launched in Poland, the Group will also launch services in France and Spain by 2018.

Open innovation

To support these new services, Orange continues to innovate, leveraging its own resources and by following an Open Innovation approach. The Group’s ambition is to have supported 500 start-ups worldwide by 2020 through its different programs (Corporate Ventures, Orange Fab through an operational approach aimed at the rapid development of commercial, and sometimes capitalistic, partnerships.

A digital, efficient and responsible company

Orange is positioning itself as a dynamic company that is efficient, responsible and digitally proficient. The Group has integrated digital tools such as Big Data, the Cloud and open APIs into both internal and external processes. It will also pursue its operational efficiency program, Chrysalid, with an objective to reach an additional 3 billion euros of gross savings, the same level of ambition in 2015-2018 as in the 2011-2014 period. In parallel, Orange will continue to operate within the framework of a strong ethical policy that accounts for changing social and environmental factors.

Ambitions and financial objectives

Orange’s strategy, both for its core activities as well as new growth areas, aims to generate new growth while maintaining a healthy financial situation.

Concerning operations, the Group will track several major indicators to assess the implementation of the Essentials2020 plan:

The first two indicators are global indicators that reflect the core ambition of Essentials2020 concerning customers’ digital experience:

- first a leadership indicator in terms of customer recommendations, as evidenced by the Net Promoter Score or NPS. This commonly used metric encompasses all of the plan’s drivers. Orange wants to become number 1 in NPS for three out of four customers by 2018, and to remain so;

- then an indicator that measures the power of the Orange brand: the Brand Power Index. Orange is aiming for continuous improvement in this indicator across its markets by 2018 through the new brand identity and especially as a result of the proof we will provide customers concerning their improved digital experience.

Beyond this, Orange has one ambition per driver:

- for the first driver on richer connectivity, Orange has set an ambitious objective of tripling the average data speeds of its customers on its fixed and mobile networks by 2018 compared to 2014;

- for the second driver on the customer relationship, Orange is aiming for 50% digitization of interactions with its customers by 2018, versus just over 30% today;

- for the third driver on the people-oriented digital employer model, Orange has chosen an indicator identical to that chosen for its customers, based on recommendation. Orange is aiming for 9 employees out of 10 to recommend Orange as an employer by 2018;

- for the fourth driver on the Enterprise market, Orange has chosen to measure the success of the transformation of its Enterprise business model towards IT services. The Group aims to raise the share of IT services in the Orange Business Services revenue mix by 10 points by 2020;

- for the last driver, the selected indicator will measure the success of diversification into new services, with connected objects and mobile finance services. The objective is for these new services to contribute more than one billion euros to the Group’s revenues in 2018.

On the financial side, the objectives for the Group are as follows:

- 2018 revenues will be higher than 2014 revenues;

- restated EBITDA in 2018 will be higher than restated EBITDA in 2014, with a low point in 2015 of between 11.9 and 12.1 billion euros;

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

- Concerning the dividend, the Group will maintain a minimum of 60 euro-cents per year over the period 2015-2018, without excluding the possibility of an increase depending on restated EBITDA performance.

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2.4 Risk factors

In addition to the information contained in the present Registration Document, investors should carefully consider the risks outlined below before deciding whether to invest. The Company’s view at the date of this Registration Document is that these risks could have a negative impact on the business, financial position or profits of Orange and/or its subsidiaries. In addition, other risks and uncertainties, as yet unidentified or currently considered to be immaterial, could have similar negative impacts and investors could lose all or part of their investment.

The risks described in this Chapter concern:

- risks relating to Orange’s business activities (see Section 2.4.1);

- risks of a legal nature (see Section 2.4.2);

- financial risks (see Section 2.4.3).

In each section, risk factors are presented in diminishing order of importance, as determined by the Company at the date of filing the current Registration Document. Orange may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other sections of this Registration Document also discuss risks in some detail:

- for risks related to Orange’s general strategy, see Section 2.3 Orange’s group strategy;

- for risks relating to regulations and regulatory pressure, see Section 2.2 Regulations and Note 15 Litigation to the consolidated financial statements (Section 4.1);

- for risks relating to litigation involving the Group, see Note 15 Litigation to the consolidated financial statements as well as Section 4.4 Recent events;

- for risks relating to the vulnerability of the technical infrastructure and environmental risks, see Section 5.6.2 Environmental information;

- for financial risks, see:

- Notes 6, 7 and 9 to the consolidated financial statements on asset impairments,

- Note 10.7 to the consolidated financial statements on derivatives instruments,

- Note 11 Information on market risks and fair value of financial assets and liabilities to the consolidated financial statements for the management of interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk and equity market risk.

The guidelines for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.3.3 Executive Committee and Group governance committees:

- for the insurance plan, see Section 5.4.6 Insurance;

- more generally, risk management policies throughout the Orange Group are discussed in the Chairman’s Report on governance and internal control. See Section 5.4 Risk management.

2.4.1 Operational risks

Risks related to strategy and the economic environment

1. The rapid growth in broadband use (fixed or mobile) allows global players of the Internet sector the opportunity to establish a direct link with telecommunications operators’ customers, thus depriving the latter, including Orange, of a share of their revenues and margins. If this phenomenon continues or intensifies, it could seriously impair the financial position and outlook of the operators.

The increased use of networks for value-added services has led to the emergence of new powerful players, the Over The Top providers (OTT). Competition with these players to control customer relations is growing and could erode the operators’ market position. This direct relationship with customers is a source of value for operators and to lose part or all of it to new entrants could affect revenues, margins, the financial position and outlook of telecommunications operators like Orange.

In response, Orange has adopted a strategy aimed at making significant investments to increase the capacity of its transport and aggregation networks and to set itself apart based on the quality of the high-capacity broadband service offered; and supplying more innovative and attractive communication services.

There is however no guarantee that this strategy, and particularly the investments made in the field of innovation, will be sufficient in the face of the pressure from new entrants. With no assurance of profitability on these investments, the financial position and outlook of Orange could be affected.

2. Orange generates much of its revenues from mature countries and business activities where intense competition in the telecommunications sector could erode its profitability or its market share.

The main markets in which Orange operates are mature or even saturated. Orange therefore faces extremely tough competition. Up until now, competition mostly focused on prices but the pressure is now also placed on the ability of operators to offer convergence offers (fixed-line, mobile and high-capacity broadband). In response, Orange chose to make significant investments and continue to conduct a transformation and fixed cost reduction policy.

Facing the rising tide of bundled packages (notably put to market by the group resulting from the merger between Numéricable and SFR), if Orange was not able to deploy this strategy, the Company could lose market share and/or be forced to reduce its margins. Consequently, the Group’s financial position and results could be impaired.

For more information on competition, see Chapter 3 Overview of the Group’s business.

3. Orange is relying on sources of growth in emerging markets in which the Company has invested. Investments already made may fail to bring the expected returns, and may even generate unexpected commitments and the Group could be faced with increased country risk. The Group’s results and outlook could be impaired.

The Group’s growth partly depends on its activities in fast-growing regions of the world. Orange has thus invested in telecommunications

ORANGE / 2014 REGISTRATION DOCUMENT - 36

companies located in the Middle East and in Africa. Political instability or changes in the economic, legal or social landscape in these regions may call into question the outlook on profits held when these investments were made. International economic sanctions imposed on these countries could also have an impact on the value of these investments.

Moreover, these regions could present difficulties or specific risks in relation to internal controls or failure to comply with the applicable laws and regulations, such as anti-corruption laws (regulations that could also present risks in other regions where the Company operates, in particular due to its increased scope and restricting nature).

If the expected growth in revenues from these territories was not achieved or if Orange was not able to render them profitable, the Group’s financial position and results could be impaired.

4. The deteriorated state of the economy in France and in Europe could translate into a squeeze on consumption and have a significant impact on Orange’s business and results.

Risks that the economy will stagnate or deteriorate remain high, notably in France. Governments have responded with economic and fiscal policies designed to cut debt and rebalance the budget. This could translate directly into a squeeze on household consumption and business activity, which could in turn significantly affect Orange’s revenues and profits.

For further information on the impact of the economic situation on the Orange Group, see also financial risks in Section 2.4.3 below.

Risks related to the sector

5.Technical failures or the saturation of the telecommunications networks, the technical infrastructures or IT system could reduce traffic, erode revenues and damage the reputation of the operators or the sector as a whole.

There has already been damage to or interruptions to the service provided to customers and these may reoccur following outages (hardware or software), human errors or sabotage of critical hardware or software, cyber-attacks, failure or refusal of a critical supplier, or if the network in question does not have sufficient capacity to meet the growing usage needs, or during the implementation of new applications or software.

As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously.

Although impossible to quantify, the impact of such interruptions affecting one or several countries would not only cause customer dissatisfaction, reduced traffic and an adverse effect on Orange revenues, but could also lead to intervention from the public authorities in the country or countries concerned.

6. Orange may be held liable for the loss, release, disclosure to third parties or inappropriate modification of customer data. Its liability may also be triggered or its reputation damaged by its Internet access and hosting services.

Orange’s activities may trigger the loss, release, disclosure to third parties or inappropriate modification of the data of its customers or the general public, particularly their banking details, which are stored on its infrastructures or carried by its networks.

These losses could arise from the accelerated implementation of new services or new applications, for example those relating to billing and customer relationship management, from malicious acts (particularly the theft of customer personal data) or negligence.

Moreover, Orange may in some countries be obliged to disclose personal data to third parties under legal regimes that fail to offer the same protection as France, which could damage the Company’s reputation and image.

Recourse to liability proceedings is facilitated in a number of countries by legislation increasing operators’ obligations, and it could become even easier in the future should the legislation become more stringent due to the pressure of certain professional organizations.

Such incidents could have a considerable impact on the Group’s reputation and a high impact on its liability, including its criminal liability.

7. The technical infrastructure belonging to telecommunications operators are vulnerable to damage or interruptions caused by natural disasters, fires, wars, acts of terrorism, intentional damage, malicious acts, or other similar events.

A natural disaster or other unforeseen incidents affecting Orange’s installations could cause significant damage generating high repair costs. In most cases, Orange has no insurance for damage to its aerial lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for Orange and which would harm its image. Moreover, international, European and national laws now recognize the existence of climate change. Weather phenomena associated with this climate change may increase the seriousness of disasters and of the damage caused.

8. The scope of Orange activities and the interconnection of the networks mean that the Group is highly exposed to the risk of fraud, which could reduce revenues and margins and damage its image.

As all operators, Orange is subject to various fraud issues which can affect the Company or its customers. Moreover, with technologies and networks becoming increasingly more complex and the accelerated implementation of new services or new applications relating notably to billing and customer relationship management, new types of fraud which are more difficult to detect or combat could also develop. Orange’s revenues, margins, service quality and reputation could be affected.

9. Exposure to electromagnetic fields from telecommunications equipment raises concerns for possible health adverse effects. Perceptions of this risk could worsen or a deleterious effect may one day be scientifically established, which would have negative consequences for the business and results of operators such as Orange.

In many countries, concerns have been raised regarding the possible health risks linked to exposure to electromagnetic fields from telecommunications equipment (primarily mobile handsets, cell phone antennae, WiFi). Although the health authorities have until now found no health risks below the limits recommended by the specialist international committee (ICNIRP), a finding that was reiterated in March 2015 by the European health authorities (SCENIHR), Orange cannot predict the conclusions of future scientific research or studies by international organizations and scientific committees called upon to examine these issues. In the absence of scientific certainty, governments have introduced strict regulations and health authorities have issued various precautionary measures.

ORANGE / 2014 REGISTRATION DOCUMENT - 37

The regulatory and case law developments could lead to a reduction in coverage zones, deterioration of the service quality and customer dissatisfaction, as well as a slowdown in the roll-out of cell phone antennae and an increase in the costs of network roll-outs, which could have a significant impact on the Orange brand and the Group’s results and financial position. In addition, tougher regulations and case law cannot be ruled out in the future, as shown by the adoption, on February 9, 2015 of the French law on simplicity, transparency, information and consultation regarding exposure to electromagnetic fields. Besides, in certain cases, jurisdictions have ordered telephone operators to take down cell phone antennae and to compensate local residents. Moreover, future scientific studies or their various assessments or interpretations could lead to a decrease in the use of mobile telecommunication services, difficulties and additional costs in the roll-out of cell phone antennae and wireless networks, as well as an increased number of lawsuits, particularly if a health risk was eventually scientifically established. The perception of risks by the public or employees could also lead to a decrease in the number of customers and lower consumption by customers, as well as an increase in lawsuits or other consequences including, in particular, opposition to the construction of or even the existence of cell phone antennae.

For further information, see Section 5.6.3.7 Health and Safety of customers.

Risks relating to human resources

10. If Orange does not manage to be sufficiently attractive compared to its competitors, to recruit in all countries when needed the qualified employees that will allow to develop its business, foster knowledge and ensure a sufficient continuity for ongoing projects within the Group, Orange’s business activities and operating results could be materially affected.

Wherever the Company operates, Orange is exposed to risks related to its ability to attract or retain qualified employees in strategic business lines and conduct an ongoing skills renewal in core business lines. In France, the increase in retirements heightens the risk of lacking qualified employees locally in certain business lines.

Orange’s success partially depends on its capacity to attract, wherever the Company has presence and particularly in France at the moment, highly qualified employees, and to retain and motivate its key talents.

11. In 2009, Orange was faced with a major workforce crisis in France. Since 2010, the Group has implemented an ambitious human resources program to respond to this crisis. However, the economic context could hinder the implementation of this program and thus have a material impact on the Group’s image, operations, and results.

In 2008 and 2009, the Group was faced with a major crisis relating to psycho-social risks and anxiety at work, the effects of which continued into 2010. This crisis received widespread coverage in the French and international media following a number of employee suicides and had a major impact on the Group’s image. Orange is also subject to criminal proceedings. In response to this crisis, the Group pledged its commitment to a new social contract in 2010, and the Orange People Charte project rolled out across the Group in 2011. The aim of these projects was to define the Company’s professional practices and management culture and apply sustainable solutions to identified risk factors, such as the implementation of practical measures drawn up in group discussion sessions, the organization of restructuring conferences, the signing of several agreements with representative unions, and the roll-out of an employee satisfaction survey.

Although the Group believes that the cost of implementing such projects should be more than offset for by the benefits to the Company and its employees, this project could however come into conflict with certain cost-cutting plans. Moreover, in the event that the project does not achieve the expected results over the long-term, the crisis may re-emerge, affecting the Group’s image, its operations and its results.

2.4.2 Legal risks

12. Orange operates in highly regulated markets, where its flexibility to manage its business is limited. Orange’s business activities and results could be materially affected by legislative, regulatory or government policy changes.

In most countries in which it operates, Orange must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries Orange faces regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

Orange’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory or competition authorities in connection with:

- amendment or renewal on unfavorable conditions, or even withdrawal of fixed-line or mobile operator licenses;

- conditions governing network access (primarily those in connection with roaming or infrastructure sharing);

- service rates;

- the introduction of new taxes or increases to existing taxes for telecommunications companies;

- consumerism legislation;

- the European Commission Digital Agenda and the Connected Continent project, and in particular net neutrality (see Section 2.2 Regulations);

- merger policy;

- regulations affecting operators of competing sectors, such as cable;

- regulations governing data security.

Such decisions could materially affect the Group’s revenues and results.

For further information on risks related to regulations, see Section 2.2 Regulations.

ORANGE / 2014 REGISTRATION DOCUMENT - 38

13. Orange is continually involved in legal proceedings and disputes with regulatory authorities, competitors, or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

Orange believes that, on a general basis and in all countries in which it is present, it complies with all the specific regulations in force, as well the conditions governing its operator licenses. However, the Company is not able to predict the decisions of oversight and legal authorities who are regularly asked to rule on such issues. Should Orange be ordered to pay damages or a fine due to the non-respect of a given regulation in force by the relevant authorities in a country in which it is present, the Group’s financial position and results could be adversely affected.

In addition, Orange - particularly in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in certain markets and the complaints filed against Orange may be very substantial. During the past, fines of several tens of millions of euros were imposed on the Group for abuse of a dominant position and on one occasion, a fine of several hundreds of millions of euros for concerted practices. Finally, the Group may be the object of substantial commercial lawsuits, worth tens of millions of euros, such as the one that gave rise to an amicable settlement between its Polish subsidiary (Orange Polska) and Danish company DPTG in January 2012 where Orange Polska paid compensation amounting to 550 million euros. The outcome of lawsuits is inherently unpredictable.

In the case of proceedings involving European competition authorities, the maximum fine provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be).

The main proceedings involving Orange are detailed in Note 15 Litigation to the consolidated financial statements as well as Section 4.4 Recent events. Developments in or the results of some or all of the ongoing proceedings could have a material adverse impact on Orange’s results or financial position.

14. The profitability of certain investments and Orange’s strategy in certain countries could be affected by disagreements with its partners in companies that it does not control.

Orange operates some of its businesses through companies that it does not control. Articles of incorporation or agreements for some of these activities require that some major decisions, such as the approval of business plans or timing and size of dividends, need approval from the different partners. Should Orange and its partners disagree regarding these decisions, the profitability of these investments, their contribution to Orange’s results and the strategy pursued by Orange in the countries in which these companies are located, could be adversely affected.

15. 25% of Orange’s capital is owned by the French public sector, which could, in practice, determine the outcome of votes at Shareholders’ Meetings.

At December 31, 2014, the French public sector held 25% of Orange’s equity rights with the French State holding directly 13.4% of the shares and voting rights and Bpifrance Participations (formerly the FSI) holding 11.6%, and could be granted double voting rights as from April 3, 2016 due to the Florange law which came into force on March 29, 2014 (see Section 6.2.1 Distribution of share capital and voting rights). Moreover, the French public sector has three representatives on the Board of Directors out of a total 15 members. On December 24, 2012, the French Republic and Bpifrance Participations signed a shareholders’ agreement to act jointly. Since there are no other significant shareholder groups, the public sector could, in practice, determine the outcome of votes on issues that require a simple majority at Shareholders’ Meetings and exercise a veto over issues requiring a two-thirds majority (see Section 6.2 Major shareholders).

2.4.3 Financial risks

Liquidity risk

16.Orange’s results and outlook could be affected if the terms of access to capital markets become difficult.

Orange raises most of its finance from capital markets (particularly the bond market), which are heavily influenced by the evolution of the economic environment. For instance, a rise in government debt could revive the crisis of confidence in sovereign debt, which could contaminate the corporate bond market, making it harder for Orange to raise financing and/or significantly increasing the interest rate charged on its borrowings.

There are still concerns regarding the consequences of new regulations Basel III and Solvency II, which look to strengthen the equity of banks’ and insurance companies respectively. Banks are reducing their outstanding loans forcing companies to increase funding obtained on bond markets, which is Orange’s main source of financing. The tightening of prudential rules in the finance sector could reduce companies’ access to financing or refinancing from the bond market or bank loans necessary for their business even for first-rate borrowers or issuers such as Orange. Any inability to access the markets and/or obtain financing on reasonable terms could have a material adverse effect on Orange. The Group could, in particular, be required to allocate a significant portion of its available cash to pay off debt, to the detriment of investment or returns for shareholders. In any case, Orange’s results, cash flow and, more generally, financial position and flexibility may be adversely affected.

See Note 11.3 Liquidity risk management to the consolidated financial statements, which sets out, in particular, different financing sources available to Orange, the maturity on its debt and changes to its rating, as well as Note 11.4 Management of covenants, which contains information on the limited commitments of the Orange Group in relation to financial ratios and in the event of default or material adverse change.

Interest rate risk

17. Orange’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, Orange obtains most of its funding from capital markets (particularly the bond market) and a small part from bank loans.

Since most of its debt is at a fixed rate, Orange has a limited amount of exposure to increases in interest rates. Of course the Group is still exposed to interest rate increases for future financing.

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To limit exposure to interest rate fluctuations, Orange from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flow and earnings may be adversely affected.

In addition, hedging costs stemming from interest rate fluctuations could increase, generally, in line with market liquidity and banks’ positions.

The management of interest rate risks and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 11.1 Interest rate risk management to the consolidated financial statements.

Credit-rating risks

18.If Orange’s debt rating is downgraded or placed under surveillance, or its outlook is revised, by rating agencies, its borrowing costs could increase and in certain circumstances the Company’s access to the capital it needs could be limited (and thus have a material adverse effect on its results and financial position).

Orange’s financial rating is partly based on factors over which it has no control, namely conditions affecting the electronic communications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

The Group’s financial rating and its outlook have been downgraded in 2012, 2013 and 2014. The rating may be revised again at any time in light of evolving economic circumstances, or following a downturn in the Company’s results or performance or simply due to a change in rating agencies’ perceptions of these factors.

Credit risk and/or counterparty risk on financial transactions

19.The insolvency or deterioration in the financial position of a bank or other institution with which Orange has contractual relations may have a material adverse effect on the Company.

In the normal course of its business, Orange makes use of derivatives to manage exchange rate and interest rate risks, using financial institutions as counterparties. Cash collateral is lodged with all bank counterparties with which the derivatives are contracted. Nevertheless a residual credit risk may remain if one or more of these counterparties defaults on its commitments.

Moreover, Orange may in future have difficulties to make use of its 6 billion euro undrawn syndicated credit facility whose main maturity date is 2018 - if several of the banks with which the derivatives are contracted would face liquidity problems or could no longer meet their obligations.

Investments may also expose Orange to counterparty risk, if the financial institutions with which it has placed its investments go bankrupt. See Note 11.5 Credit risk and counterparty risk management to the consolidated financial statements.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase exposure to counterparty risk for Orange.

For customer-related credit and counterparty risk, see Note 11.5 and Note 3.3 Trade receivables to the consolidated financial statements.

Foreign exchange risk

20.Orange’s results and cash position are exposed to exchange rate fluctuations.

Overall, in 2014 foreign exchange markets were highly volatile as was the case in 2013. This trend continued at the start of 2015, thus increasing uncertainties regarding exchange rate changes.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound and the pound sterling. Fluctuations from one period to the next in the average exchange rate for a given currency could have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on Orange’s results. In addition to the main currencies, Orange operates in other monetary zones, including certain emerging markets (African countries). A fall in the currencies of these countries would have an adverse effect on the Group’s consolidated revenues and results. Based on 2014 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 800 million euros (-2%) and Reported EBITDA by 217 million euros (-2%).

Finally, as a result of focusing its development strategy on emerging markets, the share of Group business exposed to currency risk is likely to rise in the future.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of its subsidiaries. For example, the hedged amount of assets in pound sterling could be insufficient compared with the value of the assets of EE in the United Kingdom and as a result, Orange may not be able to collect the expected proceeds in euros. See Note 11.2 Foreign exchange risk management and Note 13 Equity to the consolidated financial statements.

Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 11.2 to the consolidated financial statements.

Notably, Orange makes use of derivatives to hedge its exposure to exchange rate risk but cannot guarantee that suitable hedging instruments will be available at reasonable prices.

To the extent that Orange had not used hedging instruments to hedge part of this risk, its cash flows and results could be affected.

See Notes 10.7 Derivatives instruments and 10.8 Cash flow hedges to the consolidated financial statements.

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Risk of asset impairment

21. Orange has recognized substantial amounts of goodwill as a result of acquisitions made since 1999. Under accounting standards, impairment losses have in the past and may again in the future be recorded against goodwill and other assets in Orange’s accounts, including those of Orange SA, which could reduce its ability to pay dividends. Orange’s results and financial position could also be affected by the downturn in equity markets in relation to disposal of its subsidiaries.

Orange recognized significant amounts of goodwill in connection with the many acquisitions made since 1999, including the acquisition of Orange Plc., Equant and Amena, as well as the investment in TPSA (Orange Polska). At December 31, 2014, the gross value of goodwill was 30.3 billion euros, not including goodwill from associates.

The values in use of the businesses, which are most of the recoverable amounts and which support the book values of long-term assets including goodwill (and equity interests on the parent company’s balance sheet) are sensitive to the valuation method and the assumptions used in the models. They are also sensitive to any change in the business environment that is different to the assumptions used. Orange recognizes assets as impaired if events or circumstances occur that involve material adverse changes of a permanent nature affecting the economic climate or the assumptions and targets used at the time of the acquisition.

Over the past five years, Orange recognized significant impairment losses in respect of its interests in Poland, Egypt, Romania and Belgium, in particular. At December 31, 2014, the cumulative amount of impairment losses on continuing operations was 5.5 billion euros, not including impairment losses on the goodwill of associates.

New events or adverse circumstances could conduct Orange to review the present value of its assets and to recognize further substantial impairment losses that could have an adverse effect on its results.

In addition, in the case of disposals or listings on a stock exchange, the value of certain subsidiaries could be affected by changes in the stock and debt markets.

For further information on the impairment of goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Notes 6 Goodwill, 7 Other intangible assets and property, plant and equipment and 9 Interests in associates to the consolidated financial statements and Section 4.3.2.2 From Group Reported EBITDA to operating income.

Equity risk

22.Future public sector sales of Orange shares could affect the share price.

At December 31, 2014, the French public sector held 25% of Orange’s shares: 13.4% held directly by the French State and 11.6% via Bpifrance Participations (formerly the FSI) after the disposal of 1.9% of share capital in October 2014 (see Section 6.2 Major shareholders). In October 2014, the French government announced between 5 and 10 billion euros in disposals over the next 18 months. If the public sector decided to continue reducing its stake in Orange, such a sale, or the perception that such a sale was imminent, could have an adverse effect on the share price.

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This Chapter contains forward-looking statements about Orange, particularly Section 3.1 Overview of Business. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Section 2.4 Risk factors. Please also consult information under the heading Forward-looking information at the start of this document.

3.1 Overview of business

The Group’s business is presented in the Registration Document under the following operating segments: France, Spain, Poland, Rest of Europe, Africa and Middle East, Other non-controlling equity interests, Enterprise Communication Services, International Carriers and Shared Services. Unless otherwise indicated, the market shares indicated in this Chapter correspond to market shares in terms of volume.

3.1.1 France

3.1.1.1 The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	65.8	65.5	65.3
Households (in millions)	na	na	28.5
Growth in GDP (in %)	+0.4%	+0.2%	+0.0%
GDP per capita (in dollars PPP)	40,445	39,813	39,291
Change in household consumption (in %)	+0.4%	+0.4%	-0.3%

Source: IMF October 2014 - INSEE.

In 2014, the French economy grew slightly at the same rate as 2013, with household consumption also rising by 0.4% as in the previous year.

Telecom services retail market revenues (in billions of euros)

Source: Arcep (year-on-year cumulative to Q3 2014).

Number of customers (in millions)

Source: Arcep (Q3 2014).

Electronic communications operators’ revenue totaled 33.8 billion euros excluding VAT year-on-year at the end of the third quarter of 2014, down by 6.4% in one year (source: Arcep, Q3 2014). While fixed narrowband revenues continued their downward trend as a result of the constant decline in line numbers, fixed broadband revenues continued their growth due to the increasing number of accesses. First observed in 2011, the decline in mobile service revenues continued, though the retail market price reduction trend has slowed.

Fixed-line telephony market

Fixed-line subscriptions (38.8 million at September 30, 2014) have been declining since mid-2010(down 0.7% year-on-year in the third quarter of 2014). As a matter of fact, the higher number of broadband voice telephone subscriptions (24.4 million in the third quarter of 2014, up by 1.3 million year-on-year) did not offset the declining number of PSTN subscriptions (-1.6 million year-on-year). As they only have one VoIP subscription, fixed-lines (19.1 million at the end of September 2014, up by 1.3 million year-on-year) have held the lion’s share since mid-2012 and have been expanding consistently. This rise was mostly connected to the growth of completely unbundled lines: +787,000 year-on-year, i.e. a total of 11.4 million lines at the end of September 2014 (source: Arcep, Q3 2014).

The number of high-capacity broadband and broadband Internet accesses was 25.8 million at September 30, 2014, up by one million from September 2013 (4.1%). Broadband lines account for 23.2 million subscriptions (over 98% via DSL access) and grew by 1.6% year-on-year. The number of high-capacity broadband subscriptions reached 2.5 million, up by 634,000 year-on-year. This accounted for over 60% of the growth in the overall number of Internet accesses in the third quarter of 2014 (source: Arcep, Q3 2014).

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Revenues from fixed-line services (telephony and Internet) stood at 14.8 billion euros, virtually stable in the second (+0.4% year-on-year) and third quarters (+0.1%) after a loss of 1.8% year-on-year in the first quarter of 2014. On the one hand, revenues from narrowband fixed-line services (4.3 billion euros excl. VAT) have shrunk by more than 10% per annum for several years now (-11.1% year-on-year in the third quarter of 2014). On the other hand, revenues from broadband and high-capacity broadband fixed-line services grew by approximately 5% in the second and third quarters, after a 1.7% rise year-on-year in the first quarter, reaching 10.5 billion euros (excl. VAT) over 12 rolling months in the third quarter of 2014 and thereby accounting for 71% of the overall revenues from fixed-line services (source: Arcep Q3 2014).

So-called convergence offers (bundled fixed-line and mobile telephony, Internet access and TV) continue to dominate the French landscape. The spread of Internet access has gone hand-in-hand with the type of Web use fostered by the growth of social networks, TV, as well as music and video downloads.

Mobile telephony

The number of active SIM cards reached 79.3 million at September 30, 2014, corresponding to a penetration rate of 120.5% of the population (+5 percentage points year-on-year). The 3.7 million rise in SIM card numbers year-on-year in the third quarter of 2014 was driven by contracts, up by 3.2 million year-on-year for conventional contracts and 1.4 million for M2M cards. Conversely, the number of prepaid cards fell since mid-2012 and they were down by 0.9 million in the third quarter of 2014 (source: Arcep Q3 2014).

Mobile services generated 14.1 billion euros (excl. VAT) over 12 rolling months in revenues in the third quarter of 2014, down by approximately 231 million year-on-year (versus approximately 660 million in 2013). This yearly decline has been slowing down since the start of 2014, with increasingly smaller falls over the first three quarters of 2014. The share from data services (messaging, Internet access and multimedia services) accounted for 38% of the overall revenue from all mobile services (+1 percentage point year-on-year), without, however, offsetting the shrinking revenues from voice services (source: Arcep, Q3 2014).

Outgoing traffic from mobile is experiencing strong growth since the beginning of 2012 and stood at 36.0 billion minutes in the third quarter of 2014, up by 7.9% over Q3 2013, corresponding to 2.7 billion additional minutes. A customer’s average use is 2 hours and 58 minutes per month (8 minutes more compared with 2013).

The data transmitted and received by customers via their mobile phone or 3G dongle has doubled in a year. Average monthly data usage went up for users of mobile phones (380 megabytes, i.e. +103.4% year-on-year), 3G dongles and other Internet SIM cards (source: Arcep Q3 2014).

The number of SMS and MMS sent (48.3 billion) during the third quarter of 2014, continued to rise (+6.1% year-on-year), but at a slower rate since the beginning of 2013 compared with 2012 (20-30% growth). During the third quarter of 2014, customers sent 235 SMS on average per month (source: Arcep Q3 2014).

3.1.1.2 Competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: Orange estimates (data as of end-September).

Orange is the leader of the French broadband market, ahead of its competitors Free, SFR, Bouygues Télécom and Numéricable. At end-September 2014, Orange’s market share was 40.0%, down slightly in 2014 (-0.5 percentage point). Orange is also the market leader in convergence offers, with nearly 6.1 million customers subscribed to its Open package at the end of 2014. Bouygues Télécom and, to a lesser extent, Numéricable also offer their customers this type of package. SFR and Free have established a system of discounts given to customers purchasing a mobile plan and a fixed-line broadband package.

High speed broadband

In high-capacity broadband, Orange is the leader in the rollout of Fiber To The Home (FTTH) networks, with over 3.6 million homes connectable at end-2014, and market share of 60.1% at end-September 2014.

Mobile telephony

Mobile market share

Source: Orange estimates (data as of end-September).

Orange is the leading player in the French mobile market, ahead of competitors SFR, Bouygues Télécom, Free Mobile and all MVNOs. At end-September 2014, Orange had market share of 34.2% according to its own estimates, down 0.9 percentage points year-on-year.

2014 was marked by the development of the 4G high-capacity mobile broadband network. Besides, the mobile contract market segmentation widened between entry-level offers dominated by SIM-only deals (no handset and no commitment) and the high end characterized by subsidies for the purchase of a handset and the offer of dedicated services. In the area of subsidized offers, operators have improved their services while adapting their pricing policy in response to the growth of SIM-only deals.

The prepaid market continued to fall sharply. The number of prepaid cards (15 million at September 30, 2014) has been declining since mid-2012 (a yearly drop of 0.9 million). Likewise, the number of active prepaid cards was down by 1.2 million compared with the third quarter of 2013 (source: Arcep, Q3 2014). The market for so-called community prepaid cards nevertheless remained very buoyant. Operators accordingly expanded their offers, launching unlimited top-ups and prepaid cards with unlimited validity.

Lastly, in the wholesale market, the establishment of Full MVNO agreements between network operators and virtual operators continued in 2014.

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3.1.1.3 Orange France’s activities

Fixed-line telephony and Internet activities

Key indicators

	2014	2013	2012
Revenues (in billions of euros)	11.0	11.1	11.6
Consumer Services	6.6	6.9	7.4
Wholesale Services	3.9	3.7	3.6
Other services	0.5	0.5	0.6
Number of telephone lines (in millions)	30.3	30.3	30.2
o/w retail lines	16.6	17.1	17.6
o/w wholesale lines	13.8	13.2	12.6
Number of Internet customers (in millions)	10.4	10.2	10.0
o/w low-speed	0.1	0.1	0.1
o/w broadband	10.3	10.1	9.9
Voice over IP subscribers	9.1	8.7	8.4
ADSL TV or satellite subscribers	6.1	5.6	5.1
ARPU (in euros per month)
Broadband Internet	33.3	33.8	34.7

Source: Orange.

Traditional fixed-line telephony services

Further to the rapid growth in full unbundling, wholesale subscriptions, and wholesale naked ADSL access to third-party Internet service providers, traditional telephone service business is on the decline. The downward trend has nevertheless stabilized in terms of both revenues and PSTN connections (down 12.2% and 12.5% respectively compared with end-September 2013), thanks to the aggressive marketing strategy implemented since 2012 to simplify offers while offering more comprehensive services.

Online, Internet access, and Multimedia services

At end-December 2014, Orange had a total of 10.3 million Internet customers, an increase of 2.4% year-on-year. A total of 9.3 million Liveboxes were rented at end-December 2014, up 5.7% compared with end-December 2013. The growth of convergent offers continued in 2014, with the number of Open customers (fixed and mobile) reaching 6.1 million at end-2014 (+28% compared with December 2013).

IP telephony had 9.1 million customers end-December 2014 and continued to grow (+4.3%) at the same rate as in 2013, notwithstanding fierce competition.

Television by ADSL and satellite grew by 7.7%, with 6.1 million customers at end-December 2014. Since 2012, Orange has offered new services allowing users to control their TV via tablets or smartphones, and offering greater storage capacity for movies, photos and music in the Cloud.

The broadband customer base increased by 2.4%, with Orange winning approximately 25% of new broadband and high-capacity broadband subscriptions over the year, thanks to the commercial success of the Open offers and the launch of fiber services. By contrast, broadband ARPU fell by 1.4%, affected by the increasing penetration of Open quadruple play offers including partial rate discounts.

Following the launch of Livebox Zen and Livebox Play on the retail market in February 2013, Orange expanded its offering range in 2014 with Livebox Jet Fibre, which enables customers to enjoy bandwidth of up to 500 Mbits/s. The Open Jet Fibre and Open Jet international Fibre offers in the Open range have also been enriched in a similar fashion to Livebox Jet Fibre.

In addition, for years now, Orange has been active in the research and development of connected devices as part of the smarthome concept. As announced at the 2014 Show Hello, Orange launched the Homelive pack, which includes a home safety control box and three connected devices (a smoke detector, a window/door sensor and a movement sensor). It is available for any Internet carrier and can be adjusted to suit any home configuration.

Internet portals and advertising management business

The Group’s main Internet portal, Orange.fr, has multi-screen availability: web, mobile and tablet.

Orange.fr is the number 1 French Internet site and the 4th Web player in France after Google, Facebook and YouTube, with 23.5 million unique visitors, covering 43% of Internet users connected at least once a month (source: Global Internet Audience - Médiamétrie/NetRatings Panel - September 2014). Of these Internet users, 56% are fixed-line only, 21% mobile only, and 23% a combination of both.

With these audience figures and its e-advertising sales force, Orange generated 55 million euros of audience revenues in 2014, primarily on orange.fr, but also including the sites of the Group and its partners.

Content-related activities

See the Content subsection of Section 3.1.8.2 Shared Services.

Carrier services

Carrier services include interconnection services for competing operators and unbundling and wholesale market services, regulated by Arcep. The growth in business on the wholesale market partially offsets the decline in interconnection service revenues.

Since 2006, naked bitstream has been added to full unbundling outside unbundled areas to allow alternative operators to extend their non-subscription broadband offers to the entire territory. Since then, this type of access has steadily increased.

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Mobile telephony activities

Key indicators

	2014	2013	2012
Revenues (in billion of euros)	8.3	8.9	9.9
Total number of customers (in million)	27.1	27.0	27.2
o/w contracts	22.0	20.9	19.7
o/w prepaid	5.1	6.2	7.5
Number of MVNO customers	1.1	1.6	2.3
Total ARPU (in euros per month)	23	25	28
Contract ARPU	28	31	36
Prepaid ARPU	5	6	8
AUPU total (in minutes per month)	241	222	206
Churn rate (in %)	24.8%	28.4%	28.7%

Source: Orange.

The total number of mobile customers was 27.1 million at the end of 2014, up 0.7%. This was due to the significant growth in subscriptions, while prepaid offerings continue to decline. Orange increased its subscriber base to 22.0 million at end-December 2014 (+5.8% compared with 2013) thanks to the segmentation and restructuring of its offers and their improvement in terms of prices and services.

Orange is present in all market segments. It offers a range at very low prices available only on the Internet with no commitment and no handset under the Sosh brand. Sosh had a total of 2.5 million customers at end-December 2014.

The number of Orange 4G customers exceeded 3.7 million at December 31, 2014, a year-on-year increase of 2.7 million 4G customers. Orange launched 4G for retail customers in April 2013, with new Origami and Open 4G/H+ plans. At the same time, Orange simplified its Origami range, reducing the number of plans from eight to six, breaking down into three offers:

- the Zen offer for customers who need only a small amount of Internet connectivity;

- the new Origami Play offer suitable for intense mobile Internet use while providing a wide range of entertainment services;

- the Origami Jet offers for customers wanting the best smartphones and services in France and abroad.

At the same time, services and content are included in all 4G offerings (multi-SIM, Cloud, and Orange TV).

Orange pressed ahead with its family-based strategy through its flagship Open offer and the development of multi-line packages, while at the same time offering mobile Internet access at varying volumes and speeds depending on customer needs.

This refurbishment increased the volume of offers on the core Open and Origami ranges, and also helped to improve the premium customer mix in 2014, as reflected by the growth of the contract customer mix (81.1% of customers at end-2014, compared with 77.1% at end-2013).

At the same time, the MVNO customer base hosted on the Orange network declined substantially (-32.2% year-on-year, a similar pace as in 2013) due to the success of low-cost offers and heightened competition at the entry level.

Average revenues per user (ARPU) were down 7.2% in 2014 compared with December 2013. This decline reflects the impact of price adjustments across all mobile plans, the penetration of low-cost offers, and the negative impact of the decreases in voice interconnection charges between French mobile operators. Adjusted for the impact of regulatory price cuts on inter-operator revenues, ARPU was down 6.1%.

On another front, Machine to Machine SIM cards continued to grow (+33.7% year-on-year), reaching a total number of 2.3 million at end-December 2014. The M2M segment is one of Orange’s growth drivers.

On the background of fierce competition and market restructuring, Orange has retained its leadership in traditional business areas and continued to innovate by launching new services, such as corporate payments.

Three major trends marked the professional/SME market in 2014:

- higher value customers in the broadband and convergence offers;

- lower churn rates for broadband customers, especially in the second half of 2014 thanks to improved satisfaction rates;

- lastly, the continuous pursuit of sources of growth, such as the Cloud Pro services with, in particular, the emergence of Web site offers.

Distribution

Segmentation of distribution channel (as a % of sales actions)

Source: Orange.

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Orange’s distribution and customer relationship channels consist of:

- a network of retail stores throughout France. At end-2014, it comprised 543 directly owned retail outlets, including 21 flagships, as well as 402 exclusive partners (including 373 Orange franchises) and almost 1,200 active outlets in the multi-operator network;

- automated channels, primarily the Orange online store on Orange.fr. Customers can browse the devices, Internet, broadband multimedia and mobile offers available from Orange, and order directly online for delivery to their home. This distribution channel is poised to ramp up gradually, especially with the launch of the Sosh online only offers;

-call centers:

- by dialing 700 for mobile customer services,

- by dialing 1014 for fixed-line services,

- by dialing 3970 for services relating to the Open convergence offers,

- by dialing 1013 for calls relating to the provision of universal service,

- by dialing 3900 for customer service and remote support for fixed-line, Internet, fiber optic and mobile products.

The Network

Fixed Network

Fixed-line unbundling in France (in millions)

Sources: Arcep (Q3 2014).

Coverage

(as a % of the population)	2014	2013	2012
< 512 kbps	0.6%	0.7%	0.8%
≥ 512 Kbit/s ≤ 2 Mbit/s	9.9%	10.3%	10.5%
> 2 Mbps	89.5%	89.0%	88.7%
Number of copper lines (in thousands)	30,576	30,700	30,853
Number of FTTH-connectible residences (in thousands)	3,642	2,573	1,669
Number of NRA (in thousands)	16.5	15.9	15.5
Number of Cross-Connection Points (in thousands)	94.5	94.3	94.0
Number of VDSL NRA (in thousands)	7.8	5.3	-

Source: Orange.

In 2014, Orange:

- continued its high-capacity broadband (FTTH) deployment program, making connectable over one million residences in both high-density and lower-density areas;

- started a program called Zone Logements Immeubles Neufs (ZLIN - Newly built residential areas), replacing copper with fiber in new buildings;

- launched technical trials to bring high-capacity broadband to subscribers at the fiber network termination by means of new technical solutions (reuse of copper wires, coaxial cables) (FTTdp);

- continued to modernize the copper network in parallel with the FTTH deployment, by implementing VDSL2, on the one hand, to bring bandwidth greater than ADSL to short lines and, on the other hand, by deploying new subscriber connection nodes to greatly improve bandwidth in the relevant areas.

Mobile Network

Coverage

(as a % of the population)	2014	2013	2012
GSM Voice/Edge	99.9%	99.9%	99.9%
3G (UMTS)/HSDPA	99.0%	98.7%	98.7%
4G	74.1%	50.0%	-
Number of 2G radio sites (in thousands)	20.4	19.6	20.3
Number of 3G radio sites (in thousands)	18.5	17.1	17.0
Number of 4G radio sites (in thousands)	6.9	4.2	-

Source: Orange.

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2014 was marked by:

- a significant rollout of 4G sites, covering 74.1% of the French population;

- the continued deployment of UMTS 900 in dense areas to improve reception inside housing;

- the continued rollout of H+ (42 Mbits/s), which now covers 80% of the French population;

- the expansion of core network capacity to support the growth in data traffic and 4G.

Cluster, Transmission, and Transport Network

The network architecture in place in terms of aggregation and the IP backbone has allowed growth in both fixed-line and mobile Internet traffic via capacity extensions.

2015 Outlook

For 2015, Orange France has set four priorities to stabilize its EBITDA:

- to continue the commercial strategy implemented via targeted marketing and commercial actions and maintain excellent customer service;

- to continue to adapt to its environment by greater digitalization of customer relations;

- to continue efforts on the structure of direct and indirect costs;

- to continue adapting modes of operating and organization, in managing 30,000 retirement departures expected in France between now and 2020 (approximately 1/3 of its employees) in accordance with the Social Contract.

To achieve these objectives, Orange will use three main levers:

- high-capacity fixed and mobile broadband:

- by continuing the deployment of fiber optic networks and the number of fiber connections in 2015 in order to reach one million customers in France by 2015, while preserving the value of the copper network,

- by supporting a continuous increase in our 4G base with the challenge of maintaining a premium price on 4G;

- convergence, leveraging the position as the incumbent operator in this field so as to significantly increase customer loyalty;

- innovation in services to make them a powerful tool in customer retention and a driver of revenue growth, with:

- the launch of new products and services and in particular the development of connected objects,

- the Cloud and web services in business and retail markets,

- the development of content uses such as entertainment in music, video and video games,

- mobile payment and financial services.

3.1.2 Spain

3.1.2.1 The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	46.5	46.6	46.2
Households (in millions)	18.2	18.2	17.4
GDP growth (in %)	+1.3%	-1.2%	-1.4%
GDP per capita (PPA, $)	32,975	31,942	31,755
Unemployment rate	24.6%	26.1%	25.0%
Change in household consumption (in %)	+0.6%	-3.5%	-4.9%

Source: INE, IMF (2014 estimates).

2014 was marked by the first signs of economic recovery in Spain, with a significant improvement of macroeconomic indicators. GDP is expected to grow by 1.3% (vs. a fall of 1.2% in 2013); the unemployment rate went down to 24.6% (-1.5 percentage points) and change in household consumption, previously negative, climbed back up to 0.6%.

Telecom services revenues (in billions of euros)

Source: CNMC (estimates for 2014).

Number of customers (in millions)

Source: CNMC (estimates for 2014).

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Revenues from the telecommunications industry reached 21.2 billion euros in 2014, down 8.8% in spite of the growing number of customers and expanding usage. The market was marked by intense competition, with a strong fall in prices across all customer segments, induced by the higher penetration rate of convergence offers, as well as no-handset mobile offers and the now commonplace unlimited voice mobile offers.

Fixed-line telephony and Internet

The number of fixed telephone lines decreased by 1.9% in 2014. Fixed-line telephony revenues dropped by 14.9% due both to cannibalization by mobiles and the migration of customers who only had telephone-line subscriptions to cheaper bundled Internet offers.

The number of Internet customers reached 12.8 million in 2014, an increase of 5.7%. Fixed Internet revenues grew by 2.4% notwithstanding the 3.1% fall in average revenue per user (ARPU).

Throughout 2014, the Spanish market adopted the convergence offers proposed by the other carriers, which are now competing with bundled services available at a significant discount in comparison with stand-alone options. Bundled fixed-line and mobile offers are now the norm on the market. ADSL remains the predominant fixed-line broadband technology, while high-capacity broadband is taking off. Telefónica, Orange, Vodafone, and Jazztel made massive investments in FTTH technology, which made it possible to reach a number of over 20.4 million connected households end-2014.

Mobile telephony

The number of customers rose by 1.7% in 2014, reaching 56.2 million. The number of subscribers grew by 4.5% to 41.1 million customers, accounting for 73.1% of the overall customer base. The number of prepaid customers fell 5.1% to 15.1 million.

Total revenue from mobile telephony (9.9 billion euros) was down 9.3% due to a 10.8% fall in the ARPU driven by strong competition pushing prices down. This was partly offset by the growing use of mobile data linked to increased smartphone sales and the use of mobile apps.

In 2014, the Spanish market continued its shift from conventional subsidized offers to bundles and SIM-only (no-handset) offers with optional credit facilities to purchase the phone. In 2014, the market was dynamic also in light of the abundance offer including unlimited voice traffic - now standard - boosted by the use of mobile data, the adoption of 4G, and the growing penetration of low-cost MVNOs.

3.1.2.2 Competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: CNMC (estimates for 2014).

The Internet market is dominated by three main players representing over 70% of the market, with market shares of 45.1% for Telefónica, 15.3% for Orange and 12.5% for Ono.

In 2014, Orange gained 1.3 percentage points of market share, followed by Vodafone with 1.3 points, at the expense of Telefónica and ONO, which lost 2.3 points and 0.2 point of market share respectively.

Mobile telephony

Mobile market share

Source: CNMC (Q4 estimates for 2014).

The market is dominated by three main players which account for 80% of the market: Telefónica (30.7%), Vodafone (23.4%), and Orange (23%). The share of MVNOs (especially those offering bundles) grew by 3.4 percentage points to the detriment of Telefónica and Vodafone, whose market shares shrank by 2.7 percentage points and 1 percentage point respectively. Orange’s and Yoigo’s market shares remained stable (+0.2 and +0.1 percentage point respectively).

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3.1.2.3 Orange Spain’s Activities

Fixed-line telephony and Internet activities

Key indicators

	2014	2013	2012
Revenues (in millions of euros)	938	851	765
Number of Internet customers (in millions)	2.00	1.73	1.43
o/w low-speed	0.04	0.04	0.04
o/w broadband	1.97	1.69	1.40
ARPU Broadband Internet (in euros per month)	30.0	31.8	33.0

Source: Orange.

Orange Spain based its 2014 strategy on expanding its bundle customer base, boosting the potential of its fiber optic customers and growing the number of TV customers.

As for convergence offers, Orange’s Canguro bundle combines fixed and mobile telephony for a flat fee. The number of bundle customers reached 1.5 million, accounting for 79% of the fixed-line broadband customer base.

The success of its convergence offers enabled Orange to net the highest sales on the market by expanding its broadband customer base by 16.1% in one year. Fixed-line revenues grew by 10.2% over 2013, reaching 938 million euros.

As for fiber optic, Orange was offering very high speed broadband (VHBB) to over 800,000 households at end-2014 thanks to the agreement signed with Vodafone. In addition, Telefónica’s regulated offer for the resale of FTTH services launched in October 2014, thereby increasing the options to resell high-capacity broadband services to customers. In December 2014, Orange had 53,000 FTTH customers.

At the end of 2014, 110,000 customers had subscribed to the multi-screen TV Web service, with over 30 premium HD channels and on-demand videos.

Mobile telephony activities

Key indicators

	2014	2013	2012
Revenues (in millions of euros)	2,938	3,201	3,262
Total number of customers (in millions)	12.6	12.4	11.8
o/w contracts	9.4	8.9	8.1
o/w prepaid	3.2	3.4	3.7
Number of MVNO customers	3.2	2.1	1.8
Total ARPU (in euros per month)	15.3	18.2	21.0
Contracts ARPU	19.3	24.5	29.4
Prepaid ARPU	5.0	5.8	6.5
AUPU total (in minutes per month)	189.0	169.8	168.6
Churn rate (in %)	29.0%	30.2%	29.8%

Source: Orange.

Orange’s mobile strategy focuses on providing value-for-money, high-quality services, including low-cost offers, to meet the needs of all customer segments. To keep in line with customer needs and the changing market, in 2014 Orange launched new offers, such as the new Tucan pricing and a new flexible option, Flex, allowing the customer to customize the offer in accordance with their usage requirements.

Orange Spain covers all mobile market segments: bundles, with Canguro sin limites, Canguro ahorro and Canguro basico, the upper and mid-market range with Tucan and Delfin, big data users with Ballena, and the low end of the market with Ardilla.

Orange Spain is present on the low-cost market with two offers available only on the Internet, Amena and Simyo, as well as Mundo, targeted at migrants. Simyo reached 500,000 customers in 2014, Amena 200,000, and Mundo 600,000.

Orange Spain currently markets a wide range of 4G offers reaching 2.3 million customers in December 2014, and thereby increasing its 4G customer base fourfold in comparison with 2013. This rapid expansion of 4G was boosted by:

- more capillary coverage of large and high-value cities;

- a better customer experience thanks to bandwidths of up to 200 Mbits/s (13 times faster than 3G);

- accelerated sales of 4G devices with a wider range of models.

These initiatives enabled Orange to maintain a good sales performance in 2014. This allowed Orange to position itself as the top net seller in the mobile market and to expand its subscriber base to 9.4 million, up 5.1% over 2013. The prepaid customer base dropped by 6.4% faced with the intense competition from MVNOs.

Mobile revenues shrank by 8.2% following the 19.4% drop in the ARPU, driven by the price fall caused by the shift towards bundles and the SIM-only model.

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Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange.

The Orange retail distribution network consists of 2,722 points of sale including:

- Orange’s own shops;

- franchises;

- specialized shops under the Orange brand;

- non-exclusive specialized shops; and dedicated areas inside hypermarkets.

Orange Spain has launched a 3-year plan to revamp its retail sales outlets, with a view to moving 200 stores to a new format with multi-channel sales and advanced services.

The on-line sales share continues to grow and now accounts for 9.8% of total sales. Orange Spain also distributes its services through telephone platforms.

The Network

The Fixed Network

Unbundling (in millions)

Source: Orange.

Fixed broadband

	2014	2013	2012
Number of accessible copper lines (in millions)	17.77	17.34	16.40
Number of FTTH-connectible households (in millions)	0.80	0.09	0.06
Number of subscriber connection nodes (in thousands)	1,127	1,011	879

Source: Orange (December 2014).

With its fixed-access infrastructure, based on its own fiber optic network and a vast ADSL rollout, Orange Spain can provide advanced telecommunications services, including broadband access, voice over IP, TV over IP, TV streaming, VoD and advanced business services.

In 2014, Orange Spain had telephony and ADSL connections at 1,127 exchanges. Thanks to the joint rollout agreement signed with Vodafone in 2013, Orange was serving 800,000 households via fiber optics at end-2014.

The Mobile Network

Coverage

(as a % of the population)	2014	2013	2012
GSM Voice/EDGE	99.4%	99.4%	99.3%
3G (UMTS)/HSDPA	97.6%	97.6%	92.3%
4G LTE	70.1%	33.1%	-
Number of 2G radio sites (in thousands)	15.5	15.4	14.8
Number of 3G radio sites (in thousands)	12.5	12.2	11.2
Number of 4G radio sites (in thousands)	4.6	1.6	-

Source: Orange.

Orange’s mobile network comprises 16,829 radio sites equipped with 2G, 3G and 4G technologies, covering 99.4% of the population with GSM and 97.6% with 3G. 4G technology covers 70% of the population via 4,600 installed sites.

The rollout of 4G services was enabled by an upgrade program of the backhaul network, completed in 2014 and which delivered a modern, multipurpose, high-capability network.

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2015 Outlook

The IMF expects the Spanish economy to continue to improve in 2015, with stronger GDP growth compared with 2014, and the unemployment rate to keep declining. In this environment, Orange Spain should continue to grow, benefiting from its dynamic sales and cost optimization process.

After completing the Conquête 2015 plan, Orange Spain has maintained its growth ambitions as part of the Orange Group strategy for 2020. The following priorities have been set:

- consolidate positioning as most dynamic alternative operator in Spain by:

- maintaining 4G sales leadership and developing an ecosystem of services around the 4G,

- strengthening its standing in the convergence market, with the development of fiber optic and a better positioning in terms of TV offers,

- leveraging its brands (Orange, Amena, Mundo) to capture growth across all market segments,

- continuing to develop innovative services;

- become the golden standard in customer relations by:

- simplifying customer interactions to offer the best possible experience,

- developing e-stores and digital e-care platforms,

- rolling out a wider range of customer services in physical stores;

- continue to improve operational effectiveness by:

- simplifying offers and market approach,

- rationalizing and digitalizing operations,

- exploiting opportunities to share networks and pool purchases.

3.1.3 Poland

3.1.3.1 The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	38.5	38.5	38.5
Households (in millions)	14.0	13.9	13.7
GDP growth (in %) (1)	+3.3%	+1.5%	+1.9%
GDP per capita (in dollars PPP)	24,429	23,273	22,577
Change in household consumption (in %) (1)	+3.0%	+1.1%	+1.0%

Source: Eurostat - IMF, December 2014.

(1) New ESA2010 standard used, replacing the old ESA1995 standard - Updated data on a historical basis.

Revenues from telecom services (in billions of zlotys)

Source: Orange Polska.

(1) New ESA2010 standard used, replacing the old ESA1995 standard - Updated data on a historical basis.

Number of customers (in millions)

Source: Orange Polska.

2014 saw the Polish economy confirms its growth. At the same time, lower prices (mainly common consumer goods) and deflation in the second half of the year brought inflation down to 0% in 2014, while the unemployment rate fell to 11.5% (source: Central Statistical Office of Poland).

The value of the Polish telecommunications services market fell by 1.9% in 2014 (according to Orange Polska estimates). The main contributing factors were the perduring downward trend affecting fixed voice and the fierce competition on the retail mobile market.

Fixed-line telephony market

The penetration of fixed lines continued to decline in 2014, accounting for 22% of the population at year-end, compared with 23% at end-2013 (source: Orange Polska estimates).

In 2014, the number of fixed broadband lines in Poland grew by 0.7% (source: Orange Polska), a significant slowdown compared with the previous year. However, the broadband market increased by 1.1% in value in 2014, compared with a 5.2% increase in 2013.

Mobile telephony market

The mobile telephony market is stable. The number of mobile users increased by 1.9% in 2014, reaching 57.6 million at end-December 2014 (source: Central Statistical Office of Poland), equal to a mobile penetration rate of 150% of the population in 2014 (compared with 147% in 2013).

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3.1.3.2 Competitive environment

Fixed-line telephony and Internet

Fixed-line broadband market share

Source: Orange Polska.

In the broadband market, Orange Polska is still under strong competitive pressure from cable television operators, whose market share is climbing steadily. It was estimated at 34% at end-December 2014 (source: Orange Polska estimates). The commercial offers of these operators are backed by investment in infrastructure to deploy the DOCSIS 3.0 standard and expand fiber access. Their overall market position has been steadily growing, resulting mainly from high popularity of the bundles they can offer, using their advantageous position on the television market. Moreover, these operators are able to increase the speeds offered to customers for the same price, stimulating both average bandwidth per broadband access on the market and customers’ expectations in this respect. CATV is also expanding its offer towards SoHo and SME client segments.

Alternative operators, primarily Netia, still make use of wholesale BSA and LLU based services. However, the total volume of lines using bitstream access fell by 50,000 in 2014, and there were 152,000 unbundled lines at end-2014, compared with 172,000 a year earlier.

Mobile telephony

Mobile market share

Source: Orange Polska.

Poland has four main mobile telephony operators: Orange Polska, T-Mobile (wholly owned by Deutsche Telekom), Polkomtel (operating under the PLUS brand, in association with broadcaster and satellite TV platform Polsat Cyfrowy, owned by Polish magnate Zygmunt Solorz-Zak), and P4 (held by Tollerton Investments Ltd and Novator Telecom Poland SARL, trading under the PLAY brand).

The three main operators’ market share fell from 80% to 78% in 2014, with PLAY’s share increasing. Orange Polska’s estimated market share stood steady at 27.3% at end-2014.

However, growing differences in methodology between operators in the calculation of SIM cards make it increasingly difficult to compare the data presented by these operators.

3.1.3.3 Orange Polska’s Activities

Fixed-line telephony and Internet activities

Key indicators

	2014	2013	2012 (1)
Revenues (in millions of zlotys)	6,072	6,664	7,153
Number of consumer telephone lines	4.5	4.7	5.1
o/w classic telephony	4.0	4.3	4.7
o/w VoIP (main line)	0.5	0.5	0.3
Wholesale lines sold (in millions)	1.0	1.3	1.5
Number of Internet customers (in millions)	2.2	2.3	2.3
Subscribers to ADSL or satellite TV offers	0.7	0.7	0.7
Open Orange customers (in millions)	0.5	0.3	-
ARPU (in zlotys per month)
Fixed telephone lines (PSTN/ISDN)	41	44	46
Broadband Internet	60.4	60.3	56.2

Source: Orange Polska.

(1) Restated data.

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Convergent solutions and bundles

Orange Polska’s preferred strategy to fight off the competition in the mobile and fixed-line segments is to encourage customer loyalty by offering attractive service bundles. The Orange Open convergence offer is an element of that strategy, and includes a complete range of fixed-line and mobile services, with a progressive discount for customers who purchase new fixed-line services (including VoIP, broadband and TV), mobile voice and broadband services.

At the end of 2014, the number of Orange Open customers had increased by almost 90%, reaching 539 thousand, accounting for 24% of the fixed-line broadband customer base. The total number of services sold under the Orange Open offer exceeded 2.2 million, which means that each customer uses, on average, more than four services.

Fixed voice

Orange Polska continues to slow the erosion of its fixed-line customer base by fostering the loyalty of its customers, primarily through sales of personalized offers and bundles (VoIP with broadband and TV). As such, the net loss of fixed voice customers (traditional PSTN telephone or VoIP) was capped at 229 thousand in 2014, compared with 346 thousand in 2013. The number of consumer PSTN lines fell by 7% to 301 thousand (less than the 10% drop recorded in 2013), partially offset by a 74 thousand increase in the number of VoIP users to 540 thousand at end-2014.

Broadband access

In 2014, Orange Polska focused its efforts on promoting broadband access. The broadband services portfolio for the retail market has been simplified as much as possible: the number of broadband options has been reduced and prices for the 12- and 24-month subscriptions have been harmonized. More in particular, the VDSL offers portfolio has been streamlined and improved, with just one 80 Mbits/s option replacing the previous 40 and 80 Mbits/s plans. In December 2014, VDSL subscriptions stood at 160,000.

In 2014, market deregulation was the key element in the development of fixed-line broadband. On October 7, 2014, the regulator - UKE - removed the regulatory constraints weighing down on Orange Polska in 76 urban communities with effective competition. These areas are located in large cities (including Warsaw, Katowice, Łódź, Szczecin and Wroclaw) and account for 30% of Polish households. Market deregulation means Orange will be more effective and flexible when competing against cable operators, the most powerful players on the fixed broadband market, which are not subject to telecommunications regulations. In order to take advantage of the opportunities opened up by deregulation, in October 2014 Orange launched an offer dedicated to deregulated areas, priced according to the competitive environment.

The Group continued to invest in the FTTH network in Warsaw (Stolica pilot project) and in October 2014 the first FTTH lines started operating in Lublin. At the end of 2014, the number of installed FTTH lines was in excess of 70,000.

Mobile telephony activities

Key indicators

	2014	2013	2012
Revenues (in millions of zlotys)	6,140	6,259	6,988
Total customers (excl. MVNOs - in millions)	15.6	15.3	15
o/w contracts	7.7	7.2	6.9
o/w prepaid	8.0	8.1	8.0
o/w broadband	8.7	8.6	8.2
Number of MVNO customers (in thousands)	22	62	69
ARPU (zlotys per month)	31.5	34.5	39.2
ARPU Postpaid	54.0	59.9	65.8
ARPU prepaid	12.4	13.9	16.8
AUPU (in minutes per month)	207	183	170
Churn rate (in %)	39%	39%	41%
o/w contracts	13.6%	14.0%	14.1%

Source: Orange Polska.

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Orange Polska had a total 15.6 million mobile customers at end-2014, an increase of 2.0% (compared with an increase of 2.9% in 2013). This growth was entirely due to the expansion of the subscription base, up by more than 450 thousand, or more than 6% year-on-year. This was mainly the consequence of subscriptions having become significantly more affordable for prepaid customers who partially migrated from one plan to the other. The success of mobile broadband SIM cards was another growth factor, as the cards are usually activated as part of a subscription. The ARPU fell mainly as a consequence of price pressure (especially in the Enterprise Segment), combined with the growing adoption of SIM-only (no-handset) subscription plans for both voice and broadband mobile offers, as well as lower termination and SMS fees established by the regulator in the first half of 2013.

In 2014, Orange started selling smartphones and payment facilities in addition to its traditional subsidized offers, available only for certain subscription categories. This initiative aims to accelerate smartphone adoption and to encourage SIM-only customers to switch to handset plans.

Distribution

Actively focused on delivering excellent sales and aftersales service to individual and business customers Orange Polska operates various distribution channels. Three customer based sales units operate in Orange Polska: B2B sales, B2C and SoHo sales, and Prepaid sales.

B2B sales (enterprise and business customers) use direct, indirect and telemarketing channels dedicated to one customer portfolio. This distribution network guarantees a comprehensive service offering, from basic mobile and fixed-line services to customized services, and service and project management.

Passive distribution to individual and SoHo customers is carried out by stores under the Orange brand. These include approximately 845 company-owned sales outlets and franchises. Active distribution is provided by sales representatives (door-to-door sales) operating from direct sales centers located across Poland. Distance selling centers operate via two additional channels - Telesales and on-line sales. All channels offer a wide range of mobile services, mobile and fixed Internet subscriptions, TV packs, value-added services and fixed voice.

Prepaid sales, offering typical mobile services, employs a comprehensive net of sales points including Orange branded POS and distributors (convenience stores, kiosks, gas stations). Orange Prepaid starter sets are widely available at 34 thousand points of sale, but can be recharged in more than 98 thousand outlets.

The Network

Fixed Network

Unbundling

(in millions)	2014	2013	2012
Total number of fixed lines	5.0	5.5	6.2
Full unbundling	0.2	0.2	0.2
Bitstream	0.3	0.3	0.3

Source: Orange Polska.

At end-December 2014, Orange Polska provided services based on VDSL technology to over 4,000 sites. At the same time, migration of the aggregation network from ATM to IP continued. AT end-2014, almost 69% of Neostrada customers and 55% of IDSL customers were connected via the IP aggregation network.

An essential component of the development of transport infrastructure, the capacity of the IP backbone network was increased in 2014, bringing throughputs up to around 640 Gbits/s, and secured by protection mechanisms. In view of the increase in traffic, the backbone network has been sized to allow IP connections at 100 Gbits/s, three of which have already been commercialized.

Mobile Network

Coverage

(as a % of the population)	2014	2013	2012
3G coverage	99.4%	90.2%	69.0%
4G coverage	60.9%	16.0%	-

Source: Orange Polska.

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In 2014, consolidation of the Orange and T-Mobile mobile networks was completed as part of the co-development process between the two operators, with the activation of UMTS 900 throughout the country. The shared 3G network (UMTS/HSPA) accordingly covered approximately 99.4% of the Polish population at end-2014. The shared radio access network agreement also covers the 4G LTE technology. Under the agreement, the partners made joint investments to develop the LTE network, and Orange acquired the right to use T-Mobile’s 1800 MHz frequencies, in particular the 10 MHz bandwidth allocated by the regulator to T-Mobile for a period of 14 and a half years, in June 2013. The two operators now share close to 5,000 1,800 MHz LTE sites covering almost 61% of the Polish population at end-2014.

2015 Outlook

Orange Polska expects its revenues to continue to shrink in 2015. More in particular, it expects continued structural pressure on the prices of fixed voice services. In addition, revenues could be affected by price revaluations in the B2B segment, for both mobile and fixed-lines. Value creation associated with convergence, the expected expansion of LTE coverage and service development should help slow down this fall in revenue. The shift towards a streamlined, more flexible business model and the continued efforts to cut costs aim to protect the EBITDA margin (excluding the impact of exceptional risks or litigations and other material non-recurring costs or gains). At the same time, thanks to strong market demand for fast Internet services, a more favorable regulatory framework, and the promising results of the FTTH pilot project, in 2015 Orange Polska plans to invest up to 450 million zlotys in the fiber optic network to connect up to 650,000 households at over 100 Mbits/s. Overall, investments should fall short of 2 billion zlotys in 2015, excluding expenses associated with the acquisition of 4G frequencies. In 2015, cash flow generation should stand at around 900 million zlotys, excluding certain exceptional items, such as the potential acquisition of new frequencies, the possible payment of a fine to the European Commission, and certain other potential litigations.

3.1.4 Rest of Europe

3.1.4.1 Belgium

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	11.2	11.1	11.1
Households (in millions)	nd	nd	4.6
Growth in GDP (in %)	+1.0%	+0.1%	-0.3%
GDP per capita (in dollars PPP)	41,740	40,760	40,325
Change in household consumption (in %)	nd	+0.7%	-0.3%

Sources: IMF, October 2014.

The Belgian economy experienced slight growth in 2014, with most economic indicators showing improvement, except for the unemployment rate and the number of bankruptcies, which continued to grow.

Telecom services revenues (in billions of euros)

Source: Mobistar estimates.

Number of customers (in millions) (1)

Source: Mobistar estimates.

(1) The reported figures now include Machine to Machine cards.

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The telecommunications market remained stable in 2014, while the mobile market was down 4% compared with the previous year.

Fixed-line telephony

Convergence offers are the norm in the Belgian fixed-line telephony and Internet market. The market is primarily dominated by incumbent operator Belgacom and by cable operators: Telenet (Flanders and Brussels), Voo (Wallonia and Brussels) and Numéricable (Brussels). This duopoly leaves little room for new entrants. One of the last alternative operators in the fixed-line residential market (Base with its offer Snow) was forced to pull out in 2014.

Mobistar announced plans to take advantage of new cable regulations to launch in 2015 an innovative offer combining Internet and digital TV, as soon as the regulator clarifies the last points of the pricing model.

Mobile telephony

	2014	2013	2012
Revenues (in millions of euros)	3,158	3,372	3,648
o/w subscriptions	2,484	2,692	2,848
o/w prepaid	675	680	801
Number of customers (1) (in millions)	13.4	13.1	12.9
o/w subscriptions	8.5	8.6	7.4
o/w prepaid	4.9	4.5	5.5
Total ARPU (in euros per month)	22.5	22.4	24.5

Source: Mobistar.

(1) Including Machine to Machine cards.

In 2014, the strong churn rate between different operators that was noted in 2013 weakened following the introduction of the Open telecommunications law. The pricing war slowed down significantly, with most operators leaving their offers unchanged.

A positive change in 2014 was the significant growth of the mobile data market, following the introduction of 4G technology and a targeted handset subsidy policy rolled out by all operators.

The Competitive Environment

Mobile market share (1)

Source: Mobistar estimates.

(1) Including MVNOs and Machine to Machine cards.

The highly competitive mobile market is more evenly balanced than the fixed-line market, with three main players: Proximus (Belgacom’s mobile telephony brand), Mobistar and Base, plus 37 MVNOs, that is to say 5 fewer than in 2013. These MVNOs account for almost a quarter of the total SIM-card base in Belgium. Their customer base is mainly comprised of prepaid customers with ethnic offers.

At year-end Mobistar had a 41% market share by number of SIM cards connected to its network, including MVNO and Machine to Machine SIMs.

In 2014, the Belgacom brand was replaced by Proximus for all the operator’s activities (mobile, fixed-line telephony and TV).

Mobistar’s activities

Operational indicators

	2014	2013	2012
Number of subscribers (in millions)
Fixed-lines	0.22	0.24	0.27
o/w Internet lines	0.03	0.05	0.07
Mobile Customers	3.04	3.17	3.40
Total ARPU (in euros per month)	24	25	28

Source: Mobistar.

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Orange operates in Belgium through Mobistar, which is listed on the Brussels Stock Exchange. The Orange Group holds 52.9% of the capital.

Mobistar ended 2014 with 5.47 million SIM cards connected to its network, an increase of 7.8% compared with 2013. This actually corresponds to a decline in the mobile customer base, largely offset by an increase in the number of M2M (Machine to Machine) cards and MVNO customers.

As a matter of fact, Mobistar’s MVNO customer base grew by 28.7% and the number of active M2M SIM cards grew by 25.6%, with an installed base of 1.56 million and 0.87 million respectively at end-2014. This year the erosion of the mobile customer base wasn’t as fast, shifting from 3.17 to 3.04 million, and the fourth quarter saw, once again, a positive number of net acquisitions of contract customers.

At the end of 2014, Mobistar reached almost half a million 4G customers, with 4G traffic accounting for over a third of total mobile data traffic.

The average revenue per user (ARPU), slightly down year-on-year, nevertheless started to grow again in the last quarter 2014 for the first time in three years, reaching an average value of 24.3 euros per month. This rise was particularly significant in the residential contracts segment, which was boosted particularly by the expansion of higher-value pricing plans tied to 4G data use. The ARPU of professional customers also grew slightly in 2014.

Mobistar’s offers

The value offered to Mobistar customers remains unchanged, and is based on a set of key principles: the clarity of the offer, the absence of promotion or discrimination between old and new customers, and now the absence of commitment. Mobistar wants to build a lasting relationship with its customers based on competitively priced offers. Mobistar also continued its targeted subsidy policy for 4G handsets in 2014.

In the prepaid segment, Mobistar enriched its offer portfolio by launching 1617, a new plan specifically targeting foreigners living in Belgium who frequently communicate with their friends and families in their countries of origin.

The subscription offers segment of the Animal range (Kangourou, Dauphin and Panthère), which satisfy customer needs, were left unchanged in 2014, thereby boosting transparency.

Mobistar launched the MySwap option at the beginning of the year, guaranteeing its customers the option to trade in their 4G smartphones for 3 euros per month, which grew in the last quarter of 2014.

Mobistar also innovated its loyalty program with the launch of Have A Nice Day (HAND), to thank its customers with exclusive gifts.

In the Enterprise segment, Mobistar started to implement its Mobility 3.0 strategy to help businesses develop their activities by leveraging mobile opportunities. In the summer of 2014, Mobistar launched the Shape portfolio, giving the option to choose the subscription that best suits the professional needs of each employee (communications, mobile Internet, SMS) from six different plans. Mobistar also launched Mobiline, a B2B solution for SMEs that replaces traditional telephony infrastructure with a virtual mobile telephony switchboard (all it needs is a SIM card and web interface) and cuts costs by 50% while retaining the advantages of a fixed line.

Lastly, at the end of 2014, Mobistar, in partnership with Systemat, launched Mobifleet, a new Cloud service created for its Enterprise customers with up to 50 employees offering easy and secure management of smartphone and tablet fleets.

Distribution

Segmentation of distribution channels (as a % of consumer customer acquisitions)

Source: Mobistar estimates.

In 2014, Mobistar continued to review its distribution strategy, which led, in particular to:

- the integration of 35 points of sale located in Carrefour hypermarkets in Belgium, doing brisk business;

- the opening of a concept store in Antwerp based on the Liège model;

- the expansion of services available in store, such as smartphone repairs;

- the establishment of a new distribution company, “Smart Services Network S.A.”, taking advantage of the recent acquisition of Euphony Benelux S.A’s strategic assets, and aiming to build a high-performance marketing network.

At the end of 2014, Mobistar had 154 stores, of which 43 were owned by the company, and 111 franchises owned by 14 partners.

The Network

Coverage

(as a % of the population)	2014	2013	2012
4G (LTE)	88%	0%	0%
3G (UMTS)/HSDPA	99%	99%	97%

Source: Mobistar.

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In 2014, Mobistar invested close to 150 million euros in its network, mainly for the rollout of 4G technology and the expansion of its access and transmission network, with a view to improving service quality, bandwidth and coverage for all its customers.

Launched in April 2014, Mobistar’s 4G network covered over 1,000 cities and towns, i.e. almost 9.7 million residents, accounting for 88% of the Belgian population at end-2014. Thanks to its rollout strategy in the 800 MHz band, Mobistar also offers 64% coverage inside buildings.

Based on the most recent drive test carried out by independent firm Commsquare, Mobistar is the operator with the widest 4G coverage in Belgium, the best indoor 4G coverage, as well as the best 3G coverage. Lastly, Mobistar secured its wide frequency portfolio by renewing the license for its 2G network and becoming the leading operator across all voice parameters (according to the same study).

Outlook

In 2015, Mobistar will continue to invest in the rollout of its 4G network, with completion expected by the end of the year.

Mobistar has already invested 4.6 million euros in cable activities and started testing Internet and digital television services in 2014. It plans to launch innovative offers in 2015. Mobistar will be marketing its new offers as soon as the regulator will have clarified the last few points of the adopted pricing model (still in progress). It will then become a true convergence operator with attractive offers for all its customers.

Lastly, 2015 will see the company continue the transformation projects launched since 2013, which have already enabled Mobistar to generate material savings, including over 50 million in 2014.

3.1.4.2 Luxembourg

Key macroeconomic indicators

	2014	2013	2012
Population (in thousands)	549.7	537.0	524.9
Growth in GDP (in %)	+2.9%	+2.0%	-0.2%

Sources: Eurostat and government statistics - estimates for 2014.

Competition in the mobile telephony market in Luxembourg is intense. Orange Communications Luxembourg - a wholly owned subsidiary of Belgian operator Mobistar - ranks third in terms of market share, behind market leader Post Luxembourg, a subsidiary of the incumbent operator, and Tango, a subsidiary of Belgian operator Belgacom. A 4th operator, Join (MVNO of Post) entered the market in January 2014. Post Luxembourg also has the largest market share in the fixed-line and Internet market.

2014 was also marked by the regulator’s decision (ILR) to lower mobile call termination rates from 10.5 euro cents to 0.98 euro cents in February 2014. The impact of this decision on 2014 revenues was 11.2 million euros.

Orange Communications Luxembourg strengthened its leadership as an innovator, being the first operator to introduce the first complete European plan. The new portfolio has been 4G since September 2013. At end-2014, 38.7% of the retail customer base enjoyed high-capacity mobile broadband.

Telephony revenues (excluding handset sales) stood at 51.1 million euros at end-2014. Excluding the regulatory impact (11.2 million and 4.1 million for call termination rates and roaming regulation, respectively) revenues were up by 2.3% in the wake of the success of retail contract offers. Total revenues were also affected by the lower rates imposed by the regulator, standing at 62.3 million euros at end-2014.

At the end of 2014, subsidiary Mobistar had 133,284 active customers (including 29,904 Machine to Machine cards, and 7,739 fixed-line and Internet customers) down 5.7% from 2013 due to a shrinking prepaid market. Average monthly revenues per mobile user (ARPU) fell by 20.7% year-on-year from 50.15 euros at end-2013 to 39.78 euros at end-2014, mainly due to the impact of roaming and incoming call termination regulations.

3.1.4.3 Romania

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions) (1)	20	21.3	21.3
Households (in millions) (2)	7	7	7
Growth in GDP (in %) (3)	+2.4%	+3.5%	+0.6%
GDP per capita (in dollars PPP) (4)	19,397	17,440	16,560
Change in consumption per household (in %) (5)	+2.0%	+0.9%	+1.5%

Sources: (1) IMF/National Institute of Statistics, (2) Regulator ANCOM, (3, 4) IMF, October 2014, (5) National Commission for Prognosis.

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In 2014, the Romanian economy performed well compared with other European Union countries, with GDP up approximately 2.4% year-on-year. However, this was a slowdown compared with the 3.5% growth recorded in 2013, mostly linked to a strong deceleration in the second quarter (1.2% year-on-year). Household consumption and exports were the main growth drivers. In the second half of 2014, renewed confidence and higher disposable incomes sustained consumption. Public and private investments are expected to recover in 2015.

Revenues from telecom services (in millions of euros)

Sources: Orange Romania and Ancom estimates.

Number of customers (in millions)

Sources: Orange Romania estimates.

Overall, the Romanian telecommunications market fell slightly in 2014, down 4.60% in terms of value (source: Orange Romania), primarily due to the lowering of call termination rates in April and to the decline in fixed voice (with termination rates also lowered), and in spite of data services taking off. The fixed-line broadband market - which has a low penetration rate - continued to grow. Pay TV also grew thanks to content and multi-screen offers. The mobile telephony market remained relatively stable.

The Competitive Environment

Mobile market share

Sources: Orange Romania estimates.

2014 saw all mobile operators move to unlimited or abundance offers. In the third quarter of 2014, Orange Romania strengthened its leadership position and expanded its market share by 0.6 percentage point, while its main competitor, Vodafone, lost 1 percentage point and Telekom 0.5. RCS’ performance continued to improve thanks to its unlimited offers and to an offensive pricing policy.

Orange Romania’s activities

Operational indicators

	2014	2013	2012
Revenues (in millions of euros)	909	934	913
Number of customers (in millions)
Mobile Customers	10.5	10.4	10.3
o/w broadband	4.2	4.0	3.5
ARPU (in euros per month)	6.2	6.5	6.6

Source: Orange Romania.

43% of Orange Romania’s total mobile customer base of 10.4 million (excluding M2M) are contract subscribers (4.4 million), up one percentage point. This upward movement was fostered by digitalization and 4G services, in both the Animals offers which all include this technology, the 4G traffic pack, and the flexi option for prepaid customers.

Orange included Internet access in all its contract offers, as well as international minutes for calls to the fixed and mobile networks. More specifically, the Pantera offers include a bundle of roaming minutes and data, and the option to use them with an additional SIM card. This new offering portfolio boosted the appetite for smartphones and tablets, notably those compatible with 4G, and contributed to strong growth in data services traffic and revenues.

In 2014, Orange was first to launch an exclusive on-line offer for youngsters aged 18 to 35 years old, enabling them to configure their plan at any time based on their needs. In the prepaid market, Orange reacted to growing competition thanks to advertising campaigns, a new point-based loyalty program, new options and interchangeable components within commercial offers.

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A collection of connected items was launched in 2014, including, for instance, watches and health- and well-being-related items and was really successful. The Orange TV offer, launched in 2013, with the highest number of HD channels on the market, is available in three formats: Local HD, World HD and Universe HD. It was also very successful. Web-based app Orange TV Go gives access to the channels included in the different TV offers, as well as to a selection of on-demand movies and videos on all devices, smartphones or tablets. Lastly, the international money transfer program in Orange stores, launched in 2012 in partnership with Money Gram, continued to expand throughout 2014.

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange Romania.

In 2014, Orange Romania continued to develop its franchised networks, while optimizing its presence and the performance of its own distribution network by choosing better locations, renegotiating lease agreements when required and modernizing its image. As a consequence, direct distribution grew from 34.5% to 45.7% between 2013 and 2014.

The Network

Coverage

(as a % of the population)	2014	2013	2012
3G (UMTS)/HSDPA	99.8%	99.8%	99.8%
4G (LTE)	62%	12%	-
Number of 3G radio sites (in thousands)	4.4	4.1	3.7

Source: Orange Romania.

Orange provides the best 4G coverage in the country, reaching 90% of urban areas. This extensive coverage enabled rapid adoption of 4G smartphones and significant growth of data traffic. Moreover, in 2014 the 4G and 4G+ service (offering bandwidth of up to 300 Mbits/s) was deployed across the subway network in Bucharest.

Orange started to implement its shared network agreement with Vodafone, signed in 2013 for a term of 16 years. This led to better 2G and 3G coverage, while the fiber optic network in urban areas supported the development of 4G services. At end-2014, 25% of the network was operational according to schedule.

As part of its strategic plan to improve operational efficiency, in the second half of 2014, Orange signed an agreement with Ericsson to outsource network maintenance and operation at a European level.

2015 Outlook

In 2015, Orange Romania will pursue the following objectives:

- preserving its market leader positioning, in terms of both volume and value, leveraging on the Orange brand;

- improving customer relationship, in particular by adopting a multi-channel approach;

- offering excellent broadband through the 4G network;

- developing new sources of revenues, such as Orange Money, or TV programs via pay TV or the Internet;

- expanding the Enterprise segment with a comprehensive communication solutions offer;

- laying the foundations to become a major player on the M2M market;

- implementing an internal digital transformation plan aimed at Orange employees;

- and continuing to transform the network: shared network and outsourced network operation.

3.1.4.4 Slovakia

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions) (1)	5.4	5.4	5.4
Households (in millions) (2)	na	1.81	1.81
Growth in GDP (in %) (1)	+2.4%	+0.9%	+1.8%
GDP per capita (in dollars PPP) (1)	27,665	26,616	26,012
Change in consumption per household (in %) (3)	2.4%	-0.8%	-0.2%

Sources: (1) IMF, October 2014, (2) Eurostat, (3) Slovakian Government, October 2014.

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Its industry being strongly oriented towards exports to Europe, in 2014 the Slovakian economy started to recover. This trend should continue in the following years, supported by renewed domestic consumption in spite of a structurally high unemployment rate.

Telecom services revenues (in billions of euros)

Source: Orange Slovensko.

Number of customers (in millions)

Source: Orange Slovensko.

In 2014, the contraction of the telecommunication services market, which has been ongoing for years now, continued, albeit at a slower pace compared with the previous year (down 4.6% in 2014 after a 7% fall in 2013), in an economic environment marked by moderate GDP growth (+2.4%).

As in the previous years, the fixed-line telephone market (including voice over IP) continued to decline in 2014 (client numbers down 5.8%). The fixed Internet market grew by 12.2% in terms of volume and 9.7% in terms of value in 2014, with a customer base reaching 1.2 million at year-end.

The Competitive Environment

Broadband Internet market share

Source: Orange Slovensko.

The fixed-line broadband market in Slovakia is dominated by Telekom, the incumbent operator, whose infrastructure covers the whole country, followed by the cable operator UPC that has been present in the market for many years. Orange Slovensko, that deployed its fiber optic network (FFTH) in approximately 330,000 households in Slovakia, and has more recently commercialized DSL fixed-line Internet services via a commercial agreement with Telekom, is ranked third in this market and is continuing to grow.

Mobile market share

Source: Orange Slovensko.

Orange Slovensko competes with two other operators on the mobile market: Telefónica O2 and Slovak Telekom 51% owned by Deutsche Telekom). O2’s entrance in the Slovakian mobile market in 2007 fostered competition and in 2014 O2 continued to gain market share through an attractive pricing policy. Orange Slovensko, however, still managed to remain market leader, with a market share of 44.6% in terms of volume, virtually stable in comparison with 2013. The mobile penetration rate is close to 120%.

Orange Slovensko’s Activities

Operational indicators

	2014	2013	2012
Revenues (in millions of euros)	580	622	676
Number of customers (in millions)
Internet lines FTTH	0.1	0.1	0.1
Mobile Customers	2.8	2.8	2.9
Total ARPU (in euros per month)	14.7	16.1	17.4

Source: Orange Slovensko.

In 2014, mobile customers under contract accounted for over 80% of Orange Slovensko’s total customer base, and 92% of its revenues (source: Orange Slovensko).

In a market where the low-price strategy of competitor O2 contributed to a rapid decline in the voice revenue per user (ARPU), Orange Slovensko centered its sales strategy on family-oriented offers, notably bundles combining voice and data, which were especially successful in the mobile broadband segment for tablets. Accordingly, almost 100,000 tablets with an Orange SIM card were sold in 2014, double the number in the previous year, making Orange the uncontested market leader.

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Another offer targeted at families was really successful. It allows subscribers to create a closed group of users (up to 5 members in total) who can communicate among each other free of charge.

Distribution

Segmentation by distribution channel (% of sales actions)

Source: Orange Slovensko.

Orange Slovensko sells its products and services in Slovakia through various distribution channels:

- 139 exclusive franchises selling only Orange products, including two Orange kiosks opened in October 2013;

- a dedicated team of 54 members for VIP and Enterprise (SME) customers and door-to-door salespersons specialized in fiber optic products and services;

- resellers and distributors of prepaid cards;

- dedicated spaces in Nay electronic appliance stores;

- a specialized sales team within Orange Slovensko, dedicated to the acquisition and retention of Enterprise customers (key accounts);

- a customer service platform managed directly by Orange Slovensko;

- an online store (www.orange.sk/eshop/), where customers can buy Orange products, services and accessories.

The Network

Coverage

(as a % of the population)	2014	2013	2012
3G (UMTS)/HSDPA	86.2%	79.2%	72.3%
4G (LTE)	30.2%	-	-
Number of 3G radio sites (in thousands)	1.72	1.56	1.41
Number of 4G radio sites (in thousands)	0.5	-	-

Source: Orange Slovensko.

In 2014, Orange Slovensko continued to focus its investments on improving the quality of its 3G coverage in urban areas (in particular inside buildings), as well as in rural areas (UMTS in the 900 MHz band), and on 4G (LTE 2600) coverage, which reached 30% of the population at year-end. In addition, priority was given to reducing operating costs and modernizing the transmission network to improve its reliability, as well as bandwidth (all-IP plan, replacement of packet core network and project to extend fiber to the cell).

2015 Outlook

Investments planned for 2015 will continue to focus primarily on improving 3G/4G quality and coverage in both urban and rural areas, as well as on upgrading the network’s capacity to offer the best customer experience on the market. The network transformation will be continued, with the all-IP program, the extension of fiber and the implementation of the changes required to supply multimedia services.

The customer experience will be the basis for a differentiating commercial strategy that generates value, notably by emphasizing convergence offers and the success of family-oriented offers. Efforts will also focus on regaining ground in the prepaid segment, with new dynamics for the Funfon brand, targeting young people in particular.

3.1.4.5 Moldova

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	3.6	3.6	3.6
Growth in GDP (in %)	+1.8%	+8.8%	-0.7%
GDP per capita (in dollars PPP)	4,830	4,666	4,224

Source: IMF, October 2014.

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After a significant recovery in 2013 (GDP up 8.8%), growth was weak in the industrial and agricultural sectors in 2014, leading to a slowdown of overall growth. The IMF expects Moldova’s GDP to rise slightly in 2014 (+1.8% over 2013), with forecast growth of 3.5% in 2015.

Revenues from telecom services (in billions of lei) (1)

Source: ANRCETI.

(1) 1 leu = 0.0538 euro

In 2014, the Moldovan telecommunications market recovered slightly, growing by 1% after being affected, in 2013, by competitive pressure associated with the portability of fixed and mobile numbers and the reduction of call terminations. Telecommunications revenues in Moldova were stable year-on-year, reaching 5.8 billion leis in 2014. The main market driver was the growth of fixed Internet (+18%) and mobile services (+2%), partially offsetting the fall in fixed-line voice (-10%). The fixed-line Enterprise market saw its revenues drop by 10%.

Number of customers (in millions)

Source: Orange estimates (ANRCETI data at end-September).

Overall, the market remained stable in 2014, with a customer base of 6.4 million. Only fixed Internet services expanded slightly, up 8.7% in comparison with 2013 (+40,600 users). The mobile customer base stagnated due to market saturation, with a penetration rate of 123%. In such context, mobile operators mainly compete on price, the main goal being customer retention.

The Competitive Environment

Mobile market share

Source: Orange estimates (ANRCETI data at end-September).

On the background of a stagnant market and intense competition, Orange Moldova maintained its leadership, with market share of 56%.

The 35% market share of Moldcell (a TeliaSonera subsidiary) fell by 0.9 percentage point, and Unité (mobile brand of the incumbent operator, leading player on the convergence market) holds a 9% market share, up 0.9 percentage points.

In 2014, the average revenue per user (ARPU) was strongly impacted by the offers launched following the implementation of portability in 2013. The ARPU fell by 2.6% in the first three quarters of 2014, reaching 72.2 lei. The main reason was the optimization of tariffs associated with the launch of unlimited offers by the three operators, as well as the negative effects of regulation.

Orange Moldova’s activities

Operational indicators

	2014	2013	2012
Number of mobile customers (in millions)	2.2	2.1	2.0
Mobile ARPU (in euros per month) (1)	5.4	6.3	7.3

Source: Orange Moldova.

(1) 1 leu = 0.0537 euro.

In 2014, Orange Moldova’s revenues remained stable at 2.8 billion leis. The fall in revenues from outgoing calls is due primarily to the slowdown in the prepaid segment (-79 million lei). The decrease in revenues linked to ARPU erosion was fully offset by handset sales and income from incoming traffic. Equipment sales were the main growth factor for revenues (+58 million leis in 2014), mainly due to affordable instalment offers with zero advance fee. Incoming traffic revenues (+31 million leis) grew mainly in conjunction with the positive impact of exchange rates and increased traffic (primarily through Moldcell).

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Orange Moldova was able to maintain a market share of 56% in terms of volume and 69% in terms of value in 2014. Its success is due to its ability to consistently adapt its offer portfolio to the needs of an increasingly demanding market:

- the Animals offers were redesigned in summer and are now segmented more clearly (priority to social network access for young customers, to large data volumes for the “digital” segment, or generous voice allowances for those who prefer to communicate with their loved ones);

- the introduction of minutes roll-over for prepaid offers;

- wider access to handset (smartphone) acquisition through installment payment facilities, enabling greater data services usage: penetration in this segment expanded significantly year-on-year both for subscribers under contract and prepaid offers; a new store concept focusing on a wide range of digital products (tablets, smartphones and other communication devices) also contributed to reach this goal.

All these initiatives kept acquisitions at a high level, customers were consistently migrating from prepaid to contract offers (which represent the majority of subscription acquisitions) and the ARPU erosion trend was contained.

2015 Outlook

Tensions between Ukraine and Russia - Moldova’s main trading partners - should cause a slowdown in exports.

On this background, in 2014 Orange Moldova will continue its efforts to maintain profitability at high levels, taking advantage of operational optimization plans, and to consolidate its leadership of the mobile market.

In 2015, priorities will be focused on:

- promoting 4G smartphones, handsets and tablets through installment payments, to reach 27% of the overall installed base;

- expanding data services with the launch of new Animals offers, with data options;

- launching My Orange and the Cloud for individuals;

- optimizing costs for Enterprise customers;

- developing online services (online stores and payments, social networks);

- becoming a fully integrated, convergent operator;

- developing the Libon offer to face over the top (OTT) operators and launching a dashboard to monitor multimedia usage;

- developing sales of connected items (clothing and accessories, video-surveillance, MiFi for cars).

3.1.4.6 Armenia

The telecommunications services market and the competitive environment

The telecommunications industry accounts for 3.5% of Armenia’s GDP, of which 2.6% for the mobile market and 0.9% for fixed communications (mainly shared among Beeline, Ucom and Rostelecom). At the end of the third quarter of 2014, the mobile penetration rate was 97.6% of the population.

At the same date, the market shares of mobile operators - estimated in terms of value - were as follows: Vivacell-MTS: 63.5%, Beeline: 20.3% and Orange Armenia: 16.3% (source: PSRC and Orange).

Orange Armenia’s share of the mobile broadband market segment went up in value by one percentage point year-on-year, compared with the third quarter of 2013. With a 59% market value share, Orange Armenia is the leader of this segment, while its market value share remained stable for voice services.

Orange’s Activities in Armenia

Orange Armenia was granted a license to operate mobile communication services in the 900, 1,800, and 2,100 MHz bandwidths on November 19, 2008, for a period of 15 years. Commercial operations were launched in November 2009.

Orange Armenia had approximately 632,000 active customers at end-2014, including 502,000 voice customers, 106,000 mobile broadband users and 25,000 (Machine to Machine) cards.

In 2014, Orange Armenia’s priority was to boost sales and improve its EBITDA. It also worked to improve customer loyalty. Among the year’s main events, especially noteworthy were the new SIM-only contracts (without subsidized handsets), as well as the launch of a new offer allowing customers to share their broadband data allowance across theirmobile Internet and voice subscription with a smartphone. Orange Armenia was also the first operator on the market to launch offers dedicated to tablets (My Tab) with bandwidth of 1 Mbits/s, as well as new subscription offers aimed at supporting revenues, notably through data usage.

Distribution

Orange Armenia relies on an extensive distribution network, with 78 branded stores (including one mobile store and 70 franchises), as well as 850 indirect points of sale. Over 6,000 sales outlets distribute prepaid recharges (including Orange stores, scratch card sales outlets, banks, ATMs, or electronic recharging outlets).

The Network

39 new radio sites became operational in 2014, extending the existing network’s coverage and capacity (with better quality), to keep in line with the expansion of voice and data traffic. In addition, 10 mini-cells were installed in the nation’s capital, Erevan, to improve the quality and capacity of the 3G network.

2015 Outlook

In 2015, Orange Armenia will continue to fully focus on increasing customer value (ARPU), the profitability of the existing customer base, and the acquisition of new value-generating customers on both the voice and mobile Internet segments, while continuing to acquire business customers. The simplicity of its offers, communication and customer experience remain the focal point of its strategy.

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3.1.5 Africa and Middle East

3.1.5.1 Egypt

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	85.4	83.7	81.4
Growth in GDP (in %)	+2.2%	+2.1%	+2.2%
GDP per capita (in dollars PPP)	11,073	10,870	10,786

Source: IMF, October 2014.

The Egypt’s gross domestic product (GDP) growth was an estimated 2.2% at end-2014, 0.1 percentage point higher than in 2013. The events that led to the change of political regime highlighted the economy’s structural weaknesses, such as rampant unemployment, income disparities and social problems.

Orange bought in March 2015 all the shares and voting rights held directly and indirectly by Orascom Telecom Media and Technology S.A.E. (OTMT) in Egyptian operator ECMS (Mobinil). This transaction takes Orange’s stake in ECMS from 94% to 99%.

Revenues from telecom services (in billions of dollars) (1)

Source: Arab Advisors Group, Egypt Telecom Market Indicators & Projections, August 2014.

(1) 1 dollar = 0.752599 euro.

Number of customers (in millions)

Source: Arab Advisors Group, Egypt Telecom Market Indicators & Projections, August 2014.

* Penetration rate (as a % of the population).

The Egyptian mobile telephony market is comprised essentially of prepaid customers. Operators are increasingly extending their offers into the lower end of the market, reducing connection charges, offering inexpensive handsets and allowing customers to recharge small amounts. This strategy is aimed to acquire middle-class and rural customers, and has resulted in a reduction of the average revenue per user (ARPU). Signs of recovery emerged in the tourism industry in the second half of 2014. This followed several years of strong business decline, which negatively impacted income from roaming.

While the penetration rate of fixed-line telephony continues to fall, and the development of the broadband Internet remains very limited, the mobile penetration rate continues to increase, offering the possibility of growth in the data and mobile Internet businesses. The mobile penetration rate reached 120% of the population at end-2014.

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The Competitive Environment

Mobile market share

Source: GSMA, February 2015.

The Egyptian market is characterized by an increasingly competitive environment. Most competition is between mobile operators, but is also moving increasingly into the Internet and B2B markets. At the same time, alliances and integrations are changing the shape of the telecommunications market and leading different players to move towards a convergence strategy.

ECMS was the first operator to launch mobile services in Egypt, which it did in 1998 under the Mobinil brand. Vodafone Egypt was the second operator to enter the market, also in 1998, under the ClickGSM brand. It has positioned itself in the high value-added customer segment by virtue of its 3G network, launched in 2006. Etisalat, a subsidiary of Etisalat U.A.E., entered the market in 2007 with an aggressive low-cost strategy.

Despite the highly competitive market, Mobinil managed to increase customer numbers in 2014 and maintain its number-two spot with a 33.5% market share (source: GSMA February 2015). Vodafone remains the market leader, with a share of 41%, and Etisalat is in 3rd place with 25.5%.

Mobinil activities

Operational indicators

	2014	2013	2012
Number of mobile customers (in millions)	33.7	34.8	33.8
o/w contracts	5.8	4.5	2.7
o/w prepaid	27.9	30.3	31.1
Total ARPU (in euros per month)	2.4	2.5	3.0

Source: Mobinil.

Mobinil’s mobile customer base stood at 33.7 million as of end-2014, a fall of 3.1% compared with 2013; 83% of customers are in the prepaid segment. The proportion of prepaid customers decreased in 2014 in the wake of the success of capped contracts.

Annual revenues totaled 11 billion Egyptian pounds in 2014, an increase of 3.9% compared with 2013.

Distribution

Mobinil sells products and services in Egypt through different distribution channels:

- 52 Mobinil stores;

- 55 franchise stores;

- 33 Mobinil kiosks;

- 49 outsourced kiosks;

- specialized distributors and retailers.

Network and licenses

ECMS has a GSM license and a 15-year UMTS-3G license obtained in 2007. A coverage plan detailed over five years accompanies the grant of the 3G license, and the Egyptian Telecommunication Regulatory Authority (NTRA) guaranteed to Mobinil the grant of other frequency bands, the possibility of applying a special rate to its customers for communications within the Mobinil network (on net mode), and the reservation of a new network code. Additional spectrum was acquired in 2013.

2015 Outlook

The social and political situation has started to stabilize in Egypt. However, the economic recovery has been slow. ECMS will pursue the action plans initiated in 2012 with a strategy focused on value creation and operational efficiency. ECMS’s management will continue to focus on cost-monitoring and profit margin improvements through major initiatives like a large transformation program. A comprehensive license should be granted to the current mobile operators in early 2015. Telecom Egypt will secure a mobile license, thereby becoming the 4th mobile operator on the market.

3.1.5.2 Senegal

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions) (1)	13.2	12.9	12.6
GDP growth (in %) (2)	+4.5%	+3.5%	+3.4%
GDP per capita (in euros) (3)	901	864	826

Source: (1) ANSD 2014, (2) IMF October 2014, (3) MMs Senegal Sofrecom 2014.

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With a population of 13.2 million, Senegal is West Africa’s third-largest economy.

Number of mobile customers (in millions)

Source: Orange Senegal estimate.

* Penetration rate (as a % of the population).

The mobile market reached 13.9 million SIM cards in 2014, up 6.2% (980,000 additional customers) compared with 2013. During this period, the mobile penetration rate increased 8.9 points to 105.7%, bolstered by ownership of multiple SIM cards, as well as the extension of operators’ coverage.

From a regulatory perspective, mobile call termination rates dropped 35% (from 23.4 to 15 CFA francs per minute). Furthermore, a tax specific to the telecommunications sector was introduced, accounting for 1% of operators’ revenue (excluding interconnection costs).

The Competitive Environment

Mobile market share

Source: Orange Senegal estimate.

There are three operators in the mobile market: Orange, Tigo-Sentel (a subsidiary of the Millicom International Group), and Expresso Sénégal, a subsidiary of Sudan Telecom (SUDATEL). Once again in 2014, competition between the operators was fierce, with prepaid mobile recharge offers, unlimited voice offers with free access and, increasingly, unlimited mobile data offers. Competition for data usage is continuing in keeping with improved quality of service, the extension of 3G coverage, a greater offering, and the popularization of smartphones and Orange Internet dongles. Orange, which topped 8 million mobile customers, saw a 1.3 point increase in its market share in 2014.

Lastly, 4G services (already launched by Orange at end-2013) were launched by Tigo in November 2014.

Orange Senegal’s activities

Operational indicators

	2014	2013	2012
Revenues (in millions of euros)	740	737	701
Number of customers (in thousands)	8,485	7,761	7,496
Fixed-lines	291	291	282
Internet lines (ADSL)	105	105	96
Mobile Customers	8,097	7,365	7,118
Mobile ARPU (in euros per month)	4.8	5.5	6.0

Source: Orange Senegal.

The number of Orange mobile customers, which consists almost entirely of prepaid formulas, increased by 9.9% in 2014, versus 3.5% in 2013. This change in customer base growth is due firstly to regulatory constraints regarding the identification of customers, which slowed down recruitment rates in 2013. Furthermore, customer acquisition campaigns, with in particular more customers of Kirène avec Orange offers, combined with campaigns to increase the loyalty of existing customers (Bonus Program) have tripled the increase in the number of customers registered in 2013, despite the 3G offensive of Tigo.

The downward trend of ARPU was enhanced in 2014 for two reasons: the drop in revenue from incoming traffic, related to the regulatory drop in mobile call termination rates; and the fast growth in usages making a lower contribution to revenue (in particular mobile data).

The number of fixed broadband Internet (ADSL) subscribers fell slightly (-1.8%) in 2014, due to the competition related to the development of 3G mobile Internet offers. The total number of fixed lines fell slightly compared with 2013 (-2.4%). This near-stabilization, despite the strong competition in mobile activity, is related to the development of commercial offers such as Illiminet, Kheweul and dual play formulas (voice and ADSL), together with the strong penetration of CDMA (Yakhanal) in rural areas.

The mobile offer of Orange Senegal consists mainly of prepaid formulas based on three types of offers (Diamono Classique, Diamono S’ Cool and Diamono Door Waar). Furthermore, the Kirène avec Orange offer is an MVNO-type offer developed in partnership with Kirène. The Orange Money mobile payment offer had around 1.7 million registered customers at end-2014. The expansion of the partnership with new players in merchant payment and invoice payment led to significant growth in the volume of transactions and tripled revenue compared with 2013.

The development of the mobile Internet offer is continuing with the Pass Internet Everywhere sold by retailers from 100 CFA francs, the arrival of nearly 970,000 Internet dongles at the end of 2014, and nearly 2 million users.

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Distribution

The distribution network is made up of:

- 7 branches;

- 37 directly owned stores (Sonatel outlets), of which 11 in Dakar and 26 in other regions;

- 3 shop in shops in Casino stores;

- 127 Orange stores;

- 60 wholesalers;

- 1,000 intermediaries;

- 63,000 sales outlets for prepaid Orange top-up cards.

2015 Outlook

Orange Senegal’s priorities in 2015 will be focused on:

- limiting the drop in the EBITDA margin (-1 point compared with 2014) and stabilizing revenue (excluding State conventions) compared with 2014;

- keeping its market share (in volume and value) and consolidating its position as market leader in mobile Internet by strengthening its contribution to earnings (53% of mobile data market share);

- carrying out an ambitious program for network renewal and modernization;

- developing Orange Money (by industrializing merchant payment) and improving its profitability;

- strengthening international growth activities (Hub Data, sub-regional content and application offers);

- improving the satisfaction perceived by the customer and continuing to improve the technical service quality indicators measured and published by the regulator;

- transformation projects aimed at achieving cost savings (energy, maintenance and resources);

- strengthening the partnership with the Senegalese State to develop the digital economy, popularize the Internet and enact the digital transition in Senegal.

3.1.5.3 Ivory Coast

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	22.7 (1)	22 (2)	21.4 (2)
Growth in GDP (in %) (3)	+8.5%	+8.6%	+10.7%
GDP per capita (in dollars PPP) (3)	2,902	2,710	2,530

(1) Last general population and housing census (RGPH 2014).

(2) Estimate based on the last general population and housing census (RGPH 2014).

(3) Source: IMF, October 2014.

In 2014, the increase in civil servant salaries and the commissioning of several infrastructure projects (highways, bridges, schools, energy, water, etc.) reflect the economic recovery in Ivory Coast after the severe post-electoral crisis in 2011. The government is undertaking to foster and maintain economic growth (8.5% in 2014). The political and security situation remains fragile, despite tremendous efforts made.

Number of mobile customers (in millions)

Source: Orange CI.

* Penetration rate (as a % of the population).

Ivory Coast’s mobile market grew from 19.3 million to 21.3 million SIM cards between 2013 and 2014, an increase of 10.3%. The mobile operator penetration rate grew from 87.9% to 94.2%. This increase reflects continued expansion in the number of consumers with multiple SIM cards and the number of unlimited plans being offered, as well as falling communication prices and handset costs.

The Competitive Environment

Mobile market share

Source: ARTCI Q3 2014.

The market is characterized by a high level of competition due to the presence of five operators, three of which have adopted a price reduction strategy by offering attractive bonuses. The market is characterized by very attractive price promotions for intra-network calls (Pass formulas), which have helped foster increased use. Promotions also fostered multi-equipment in SIM cards.

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Within this context, Orange’s market share increased to 38.9% in 2014 (source: ARTCI Q3 2014), thanks to the innovative nature of its offers (in particular for mobile broadband and mobile payment). It accordingly held on to its top spot, ahead of MTN.

Côte d’Ivoire Telecom and Orange Côte d’Ivoire Activities

Operational indicators

	2014	2013	2012
Number of customers (in thousands)	9,170	7,341	6,543
Fixed-lines	231	287	290
Internet lines (ADSL)	43	40	36
Mobile customers (incl. MBB)	8,895	7,014	6,217
Mobile ARPU (in euros per month)	6.1	6.3	5.9

Source: Orange.

The number of fixed lines of Côte d’Ivoire Télécom represents a low percentage of the total number of customers and continues to decrease, due to strong competition on account of growing mobile development (especially due to multi-equipment).

There was strong growth in the broadband mobile market, with the arrival of 3G (in April 2012) and a total of 1,727,122 customers at the end of 2014 (including 212,257 Orange Internet dongles and 1,514,865 Mobile MultiMedia).

At the end of 2014, Côte d’Ivoire Télécom had approximately 43,000 ADSL Internet customers.

Distribution

Since the operational merger of Orange Côte d’Ivoire and Côte d’Ivoire Télécom in 2010, Orange has had the largest network of retail stores in the country’s telecom sector, a total of 119. Of these, 34 were directly owned and 85 were franchises at end-May 2014. Indirect distribution is managed through a network of 14 exclusive partners comprising close to 80,000 retailers.

In 2014, Orange Côte d’Ivoire continued to offer training to its partners, to help them build their business skills. The company also worked with its entire distribution network to promote the Orange Money service.

2015 Outlook

In 2015, the effects of the Group’s good economic performance should be reflected in improved living standards in 2015. However, the presidential election planned for the end of 2015 threatens political stability. Within this context, the priorities of Orange Côte d’Ivoire Télécom in 2015 will focus on the following:

- turning the Orange brand into consumers’ favorite brand by aiming for excellence in terms of offers (Internet, audio and video content, mobile banking, e-services) and the customer experience across all segments (SME, young customers, etc.);

- attracting customers with higher value to the market by positioning itself in growth sectors while fostering the loyalty of existing customers;

- capturing the lion’s share of growth in mobile markets and ICT (service integration) in the Enterprise segment;

- supporting the transformation of fixed lines:

- by offering an accessible offer to boost the recruitment of fixed-line customers,

- by developing new MSAN technology to secure the fixed-line network in order to cover high-demand areas once again.

3.1.5.4 Jordan

The Telecom Services Market

Key macroeconomic indicators

	2014	2013	2012
Population (in millions)	6.7	6.5	6.4
Growth in GDP (in %)	+3.5%	+2.9%	+2.7%
GDP per capita (in dollars PPP)	11,974	11,639	11,401

Source: IMF, October 2014.

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Number of mobile customers (in millions)

Source: Telecommunications Regulatory Commission of Jordan, Q3 2014.

* Penetration rate (as a % of the population).

The mobile market grew from 10.3 million to 11 million SIM cards between 2013 and 2014, an increase of 7%. The mobile penetration rate is close to 147%. The increase was driven by competition, with abundance offers in data taking over from prepaid voice offers in 2014, together with the regular growth in broadband mobile services.

The competitive environment

Mobile market share

Source: TRC, Q3 2014.

Jordan has three major mobile operators. Orange ranks second in the mobile market, with a market share of 31.4% (source: GSMA). The year 2014 was marked by intense competition and an abundance of offers for mass consumption and companies.

Orange Jordan’s activities

Operational indicators

	2014	2013	2012
Number of customers (in thousands)	3,777	3,881	3,820
Fixed-lines	433	433	453
Internet lines	207	192	182
Mobile Customers	3,137	3,256	3,185

Source: Orange Jordan.

Orange had 3.8 million customers at end-2014, a decrease of 2.7% compared with 2013. The mobile customer base remained relatively stable in this highly competitive market.

The number of Orange’s fixed Internet customers grew by 8% in 2014. Orange continued to deploy a full range of Internet services based on ADSL, vDSL (introduced at end-2013), on FTTH technology, and on the implementation of sales targeting customers.

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange Jordan.

Indirect distribution is the main distribution network due to the majority of prepaid card sales that account for the main service of Orange Jordan. Orange stores and customer contact centers make all sales regarding fixed lines, ADSL, mobile and the Enterprise segment. Orange Jordan launched online sales at the end of 2014.

2015 Outlook

Competition on the market is expected to remain fierce in 2015, targeting new technologies rather than pricing strategies, such as the 4G and fiber optic services launched by Zain and Orange.

3.1.5.5 Mali

The mobile market has continued to grow rapidly, with the penetration rate increasing from 24% at end-2008 to 137% at end-2014 (source: Orange Mali estimates). Orange, the second company to join the mobile market, is now the leader in the mobile market with a 53.8% market share (source: Orange Mali estimates). Orange’s main competitor is the incumbent operator Sotelma, owned by Maroc Télécom, owned itself by Etisalat, which acquired Vivendi’s 53% stake. The government granted a third comprehensive license to the Planor-Monaco Telecom International consortium in January 2013; the consortium will operate through the Malian company Alpha Télécommunication Mali SA (Atel-SA).

At end-2014, Orange Mali’s mobile network covered about 86% of the population and 40% of the country, and Orange Mali had a total of 12.8 million active customers (99.9% of them prepaid customers). The main mobile usage is voice and SMS, but mobile data and mobile broadband have developed rapidly since the launch in May 2010 of 3G. In June 2010, Orange Mali launched the Orange Money service, which allows users to carry out financial transactions from their mobile phones. The service had nearly 2.3 million customers at the end of 2014.

The broadband Internet customer base included more than 140,600 subscribers at the end of 2014, an increase of more than 23% compared with 2013.

In 2015, the main challenges for Orange Mali will be as follows:

-being the leader in terms of customer experience to become the favorite operator in Mali;

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- keeping its position as market leader in terms of volume and value;

- turning Orange Money into a financial success following on from its commercial success.

3.1.5.6 Cameroon

The mobile market had a penetration rate of 83% (source: GSMA). The year 2014 confirmed the market trend of developing abundance offers combined with lower prices and growing usages.

Orange Cameroon had 6.2 million active customers at the end of 2014, more than 98% of them prepaid customers, an increase of 3% compared with 2013. Against a background of increased competition (marked in particular by the arrival of a new operator, Nexttel, in the third quarter of 2014, which enjoyed the exclusive right to 3G until the end of 2014), Orange Cameroon maintained its position as second largest operator on the market, behind MTN.

Furthermore, Orange Cameroon was a market pioneer by introducing its Plenty range in the first quarter of 2014. For the first time, the range offers contracts combining voice and data services, associated with an attractive pricing plan. The fast-developing sources of growth include mobile data (an increase of 39% in the number of users and 107% in revenue) and value-added services such as Orange Money (+52% in number of subscribers) driven by the establishment of several partnerships.

The year 2014 was marked by the acceleration of the Orange Cameroon investment program in order to increase in particular its number of mobile sites (21% increase) and to modernize its network with a view to offering 3G services in the near future.

The competitive environment will see new developments following the award of a fourth GSM license to the incumbent operator Camtel, from January 1, 2015.

3.1.5.7 Guinea Conakry

Orange Guinée, the fourth entrant of five operators in this highly competitive mobile market, was the leading operator at the end of 2014 with a market share of 50.6%, ahead of Areeba (MTN group), Cellcom, and Intercel (source: Orange). Mobile use primarily includes voice. However, considerable growth was seen in mobile data in 2014 due to the investments in the ACE submarine cable and the 3G network, and thanks to successful commercial offers. Orange had a total of 4.5 million active customers at end-2014, almost exclusively in the prepaid segment, an increase of 39.1% compared with 2013. Orange Guinée has invested massively to expand its network and now offers 2G services to all sub-prefectures in the country and 3G services to all prefectures. Orange Guinée has the most extensive network of all operators in the country. Orange has a direct distribution network comprising seven branches and ten reception points. Furthermore, Orange has an indirect distribution network comprising 145 stores in particular.

3.1.5.8 Botswana

The mobile market is still developing, despite a high penetration rate that reached 158% of the population (source: Business Monitor International 2015). Orange is one of three operators that hold multi-service licenses with Mascom (an MTN subsidiary) and BTC, the incumbent operator.

In 2014, Orange cemented its number two ranking in the mobile market, with 900,000 active customers at year-end (source: Orange Botswana) and a market share of 32% (source: Botswana Telecommunication Authority). Mobile voice and SMS represented 67% of revenues, and new data services (data and content) grew strongly (up 57% compared with 2013).

2014 also saw the launch of innovative services such as International Airtime Transfer (service to purchase credit for friends and family abroad), for example. Furthermore, Orange continued to develop the Orange Money solution and ranked number one with 63% of market share (source: Botswana Telecommunication Authority).

The Orange mobile network covers nearly the entire population of Botswana, including more than 50% for 3G services (with 21-42 Mbits/s). At the end of 2014, the regulatory authority authorized Orange Botswana to launch 4G, and the first sites have been deployed.

Orange has a distribution network of 19 stores around the country, plus an indirect distribution network made up of retail chains and wholesalers.

Orange Botswana’s priorities for 2015 will be as follows:

- continued growth in the number of customers;

- the launch of 4G convergence offers;

- growth in mobile data usages and content;

- growth in revenue in the Enterprise segment;

- continued excellence in the customer experience.

3.1.5.9 Kenya

With a population of about 46.1 million, Kenya has 33,2 million mobile customers, representing a penetration rate of 72% (source: GSMA 2014).

The single fixed-line operator, Telkom Kenya, in which the Orange Group has a 70% interest, faces two competitors in the mobile market (Safaricom and Airtel, operator of Indian group Bharti), and several competitors in the market for business data communications (Safaricom, Access Kenya, KDN, Wananchi).

Telkom Kenya continued its return to growth in 2014 (5% increase in revenue, up to 85 million euros) by expanding mobile data usage and services to large companies and SMEs. Thanks to its investments to improve and expand its mobile network and renovate its fixed network (migrating from copper to fiber optics), Telkom Kenya aims to significantly increase its customer base. In light of the difficulties faced in terms of its financial results, the company continued its transformation plan and the streamlining of its cost base to improve its margins.

3.1.5.10 Niger

The most recent entrant in the mobile market, Orange has a market share of 35%, second to Airtel and ahead of Moov and Sahelcom (source: GSMA January 2015). Its mobile customer base included 1.67 million active customers (Source: Orange). Orange Niger is the market leader in mobile broadband Internet thanks to its exclusive 3G offer. Orange Niger also ranks second behind Airtel for the coverage of its mobile network, with coverage of 75% of the population in 2014 and a network of over 433 2G sites and 103 3G sites (source: Orange Niger).

Orange Niger markets its products through a direct distribution network made up of six branches, supplemented by 89 distributors and 17,600 sales outlets located throughout the country.

In 2015, Orange Niger aims to remain the country’s leading ISP. It also aims to consolidate its position in the mobile market by reinforcing its network in the country’s major cities and continuing to improve service quality.

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3.1.5.11 Democratic Republic of the Congo

The Democratic Republic of the Congo has a population of 79 million, putting it in fourth place in Africa in terms of population (source: IMF, October 2014). However, the mobile penetration rate is only 58% (source: GSMA February 2015), much lower than in most neighboring countries.

In October 2011, Orange acquired 100% of the mobile operator Congo Chine Télécoms. CCT holds a national 2G and 3G license, and boasts excellent growth potential due to the country’s low mobile penetration rate. CCT was renamed Orange RDC and the Orange brand introduced on December 5, 2012.

The number of Orange RDC mobile customers was 4.3 million at the end of 2014, compared with 1.8 million at the end of 2013, i.e. an increase of 140% (source: Orange RDC).

In 2015, Orange RDC aims to achieve revenue growth of 45%, in addition to a 50% increase in its customer base, which would amount to two million new customers. To that end, it will focus on the following areas of development:

- speeding up the network coverage: having a level of coverage almost similar to that of the leaders Vodacom & Airtel;

- improving technical service quality and customer satisfaction;

- distribution: improving capillarity and the network of sales outlets/regionalizing business activity;

- sources of growth and opportunities:

- developing the B2B segment with high-capacity broadband for large companies and flexible voice offers for small companies,

- rural telephony: broadening its traditional coverage and targeting villages with nearly 20,000 inhabitants,

- increasing the rates set by the regulator to reposition prices, thereby improving the sales margin.

3.1.5.12 Madagascar

Following the presidential and legislative elections of end-2013, the country regained a certain degree of political stability and the international community now recognizes the legitimacy of the established regime. Accordingly, financial commitments from international donors multiplied in 2014. However, due to the lack of actual projects, in particular to renovate and strengthen basic infrastructure (energy, transport, water, sanitation), financial aid is delayed.

Due to population growth (2.47% in 2014 - source: IMF 2014), GDP per capita remained stable. Accordingly, the overall telecom services market did not grow in 2014, due to competition first and foremost from the purchase of basic necessities.

The mobile penetration rate remained more or less the same as that of end-2013, i.e. approximately 35% (source: Blycroft). Orange’s total number of mobile customers saw a sharp increase in 2014 thanks to the extended radio coverage and strengthened direct and indirect commercial distribution, both on the consumer and corporate market. Orange confirmed its leading position in the 3G and 3G+ high-capacity mobile Internet market and served the 150 major cities of Madagascar in December 2014.

Furthermore, Orange launched prepaid Internet plans at very competitive prices in 2014 (for example an entry-level plan at 100 ariary, i.e. €0.03 for 10 megabytes). This, combined with a smartphone offer of approximately 50 euros, the capacity of an 8,000 km-long broadband transmission network and the connection to international Safe and Sat3 cables via the submarine cables LION1 and LION2, continued to foster the development of mobile Internet.

In the area of Corporate Social Responsibility, Orange Madagascar continued to install solar panels in rural regions to help reduce CO2 emissions related to the generation of electricity for its radio sites. At the end of 2014, 193 radio sites were powered directly by solar energy, out of a total of 560 sites.

Lastly, Orange Money continued to grow in 2014, with nearly 1.3 million customers connected to the service at December 31, 2014, generating 40 million euros in transactions in December (source: Orange).

For the distribution of its services, Orange has a network of 140 stores and 97 kiosks (local stores), 32 distributors and 20,000 retailers, as well as 2,000 deposit-withdrawal points for the Orange Money service.

The priorities for 2015 are as follows:

- developing telecommunication services aimed at businesses and professionals;

- developing Orange Money services;

- strengthening the indirect distribution network;

- extending mobile coverage in rural areas;

- developing the broadband transmission network;

- launching the 4G LTE service in major cities.

3.1.5.13 Uganda

As part of the regular review and optimization of its asset portfolio, Orange entered into an agreement in May 2014 with Africell Holding to sell its majority interest in Orange Uganda, the third largest telecommunications operator in a highly competitive market. The sale occurred on November 11, 2014.

3.1.5.14 Central African Republic

Orange was the last of four mobile operators to enter the Central African market. Almost all of Orange Centrafrique’s mobile customers use prepaid plans, since very few people in the country have bank accounts, and wages are low. The growth of the telecommunications market is still being heavily handicapped by low purchasing power (compounded by high inflation, particularly for food products) and the lack of infrastructure, as well as the repercussions of the troubles experienced by the country in 2013. The mobile penetration rate remains low, due to the very low population density, which limits possibilities in terms of network coverage (according to the IMF, the population was 4.7 million in 2014, i.e. fewer than 8 inhabitants per km²). Orange Centrafrique nevertheless continues to invest in the mobile network to enhance its coverage and quality of service. It has the second most extensive network in the country, with 99 sites (63 sites in 2G and 36 sites in 2G/3G), allowing it to offer mobile services in 51 towns. At end-2014, Orange Centrafrique had a distribution network comprising 5 branches (3 in Bangui, 1 in Berbérati and 1 in Bouar, the branch in Bambari that was temporarily closed for safety reasons), in addition to 32 distributors and 7,150 resellers across the country.

3.1.5.15 Guinea Bissau

The mobile market in Guinea Bissau, mainly focused on voice applications, continues to grow with a penetration rate of approximately 74% (source: GSMA February 2015) in 2014. Orange is the most recent entrant in a market shared by two operators. With 513,031 active mobile customers at the end of 2014 (+8% compared with 2013) and a market share of 48%, Orange remains second to MTN in terms of volume, but leads in terms of market share (in value).

Orange Bissau is also the second-largest operator in terms of 2G coverage and covers the country’s main economic channels linking Bissau-Ziguinchor to Bissau-Conakry. Orange Bissau successfully launched a 3G pilot in Bissau and two major cities located inland: Gabu and Bafata.

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Orange Bissau is the Internet market leader and had 1,396 active Wimax broadband Internet customers at the end of 2014. However, the development of the Internet is held back by the lack of electrical energy in the country.

The sales network comprises a few distributors that rely on a network of semi-wholesalers in the regions.

In 2015, Orange will pursue the following objectives to maintain its growth:

- densifying the network in areas with high potential;

- extending coverage to areas with high potential;

- boosting new activities (Broadband, B2B, Orange Money, Roaming, distribution);

- fighting simbox fraud.

3.1.6 Other Non-Controlling Equity Interests

3.1.6.1 United Kingdom

The Telecom Services Market

The United Kingdom’s economy grew by 2.6% in 2014, following the 1.7% growth recorded in 2013 (source: Office for National Statistics). The number of mobile customers increased by 940 thousand to 84.3 million (source: Ofcom, 4th quarter of 2014).

On February 5, 2015, Orange and Deutsche Telekom AG announced an agreement with BT Group plc regarding the sale of their entire stake in EE, a company owned jointly by both companies, based on a company value of 12.5 billion pounds sterling (approximately 16.7 million euros).

The Competitive Environment

Fixed-line telephony and Internet

Fixed broadband internet market share

Source: Enders Analysis.

BT Retail and BSkyB are still the two only major broadband ISPs to increase their market share in 2014. BT launched its new BT Sport television offer in August 2013 and invested massively in the content with more than 1.6 million pounds sterling spent on sports rights. The BT Openreach division continued to deploy fiber optic services in the United Kingdom by extending its coverage to 21 million service points and by connecting 3.4 million households and companies by the end of September 2014. Whereas all the major broadband ISPs offer fiber optic connections, BT Retail owns the highest percentage of connections on the Openreach network with 2.5 million fiber optic customers at the end of September 2014 (i.e. 34% of its broadband customer base).

Mobile telephony

Mobile market share (in value)

Source: Enders Analysis.

Besides EE, there are currently three other network operators on the mobile market: O2 UK (subsidiary of Telefónica), Vodafone UK (subsidiary of Vodafone Plc) and Three (owned by Hutchison Whampoa). EE and Three combined their 3G networks in a joint venture, while O2 UK and Vodafone UK have also embarked on a network sharing process. EE is the leading mobile operator in market share, and maintained its position in 2014.

In January 2015, Telefónica entered into an exclusive agreement with Hutchison Whampoa to sell O2 UK. In February 2015, Orange and Deutsche Telekom AG announced an agreement with BT Group regarding the sale of their entire stake in EE.

The mobile virtual network operators (MVNO) on the British market are: Virgin Mobile (owned by Virgin Media) and Vectone, both of which use the EE network. The other major player is Tesco Mobile, a joint venture in which Telefonica O2 UK holds 50% of the shares, and which uses the Telefonica O2 UK network.

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EE activities

Fixed telephony and Internet activities

Key indicators

	2014	2013	2012
Revenues (in millions of pounds sterling)	6,327	6,482	6,657
Number of customers (in millions)	0.8	0.7	0.7

Source: EE.

Mobile telephony activities

Key indicators

	2014	2013	2012
Number of customers (in millions)	24.5	25.5	26.8
o/w subscriptions	14.9	14.4	13.6
o/w prepaid	9.6	10.4	12.6
ARPU (pound per month)	19.2	19.2	18.6

Source: EE.

For more information on EE’s financial performance and results, please see Section 4.3.3.7 Analysis of the financial position and earnings.

EE’s offers

EE offers two 4G subscription plans, Single and Double Speed, with a three pound sterling difference between the two. As the name suggests, Double Speed offers double the speed and volume of data available on the Single plan and also includes roaming. Prices range from 15 to 64 pounds sterling per month and include value-added services, such as Deezer and Clone Phone (to back up mobile data on the Cloud).

Services marketed under the Orange brand focus on abundance offers covering both minutes of communication and texts. They start at 14 pounds sterling per month and including benefits such as Orange Wednesdays.

Services marketed under the T-Mobile brand focus on data, with unlimited data offers starting at 30 pounds sterling per month.

EE TV was launched on the fixed network in November 2014, offering an innovative TV smart box with an intuitive smartphone user interface and features enabling multiple recordings and screens, and unlimited fixed broadband access for customers who sign an 18-month contract from £10 per month.

Distribution

EE has close to 600 retail outlets, having purchased more than 50 Phones 4u points in 2014. Within the indirect distribution channel, there is one main chain store: The Carphone Warehouse (CPW) following Phones 4u (P4U) going into Administration in September 2014. This channel also comprises a number of supermarket chains stores enabling EE to offer its products and services to a significantly wider public and to satisfy those consumers who prefer to choose from a host of operators in one location.

The Network

Fixed Network

EE uses the BT broadband and fiber optic network (Openreach) under the terms of a wholesale agreement.

Mobile Network

In the UK, EE operates 4G, 3G and GSM mobile networks and has the largest holding of 4G frequencies since the close of the 4G auctions early in 2013. The GSM license is indefinite with a one-year notice of revocation, while the 3G license expires in December 2021 and the 4G license in February 2033. The 3G network is shared with Three UK through a joint venture: Mobile Broadband Networks Ltd (MBNL).

EE pioneered 4G services, launching them in October 2012, well ahead of either Vodafone or O2, which followed one year later in September 2013. EE reached the milestone of 7.7 million 4G customers at the end of 2014.

3.1.6.2 Mauritius

Mauritius Telecom - Orange is the leading fixed-line (ahead of DCL) and mobile (ahead of Emtel and MTML) operator in Mauritius (source: GSMA). It offers a comprehensive range of voice and fixed, mobile and Internet data services, together with convergence packages (voice, IP and TV) through MyT.

The number of customers increased for all Internet (+9.1%), mobile (+6.5%) and fixed-line (+2.3%) segments in 2014. There were approximately 170,000 broadband customers, 832,000 mobile customers and 362,000 fixed-line customers (source: Mauritius Telecom). This growth strengthened Mauritius Telecom - Orange’s leadership position in the market. In 2012, Orange was the first operator to launch 4G and the Orange Money mobile payment service. In 2014, Mauritius Telecom - Orange deployed its fiber optic network (FTTH) launched in 2013 with a flow rate of 10-30 Mbits/s, The Group enhanced its TV selection and took over the leadership in pay TV with more than 101,000 customers (+50.6%). Moreover, it offers Cloud solutions to companies.

The company delivers global connectivity via the Sat3/WASC/SAFE, LION and LION2, Eassy, and GIE fiber optic submarine cables. The Group also has a presence abroad through its investments in Orange Madagascar, and its stake in TVL, the incumbent operator in Vanuatu, which was increased from 50% to 90% in 2013.

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3.1.6.3 Morocco

In 2014, the telecommunications market in Morocco saw a significant price reduction (23%) for mobile services for the average outgoing voice call, which significantly boosted (15%) average usage volume per user (source: ANRT, 3rd quarter of 2014). The main mobile usage are voice and SMS but data and value-added services are also developing rapidly.

The Orange Group subsidiary Médi Télécom had a 30.7% share of the mobile market, with 13.6 million mobile customers at end-September 2014 (source: ANRT), and covers 99% of the population. Maroc Télécom is the market leader with 18.4 million customers (41.5% market share), and Inwi is in third position with 12.3 million mobile customers. The mobile customer base is mainly made up of prepaid customers (95% of customers), and the market has a high rate of multiple ownership of SIM cards.

Médi Télécom has a strong presence in the mobile Internet market with 2.66 million customers at end-September 2014 and 35.2% of the market (source: ANRT). 3G is the dominant Internet access mode in Morocco (accounting for 89% of the total Internet market, according to ANRT at end-September 2014).

Médi Télécom has 60,000 sales outlets throughout the country for the distribution of its products and services (source: Médi Télécom).

In 2015, Médi Télécom will focus on:

- increasing the capillarity of its distribution network and developing digital distribution;

- continuing to develop the mobile data business;

- reviving the B2B fixed business by extending the fixed access network through new regulatory tools implemented by the regulator and by intensifying sales efforts;

- renewing a large part of the radio access network.

3.1.6.4 Tunisia

Orange Tunisie consolidated its market share in 2014, with 3.4 million customers (up from 2.2 million in December 2013). Its mobile market share also increased to 19.0% (versus 46.7% for Ooredoo and 34.3% for Tunisie Telecom) at the end of November 2014 (source: INTT). Orange maintained its leadership on the mobile Internet market, with 50.5% of market share, versus 29.5% for Tunisie Telecom and 20% for Ooredoo at the end of November 2014 (source: INTT).

During 2014, Orange Tunisie launched several offers:

- Boouj, geared towards young customers, which offers 2 Gb of mobile Internet from 7 Tunisian dinars per month;

- Edawa5, which offers a low price-per-minute;

- 3ajab, which offers a 900% bonus for recharging;

- and a variety of voice, SMS and data options.

Orange Tunisie also revised its key range of 3G offers to better meet customers’ expectations of more flexibility, and extended its value-added services range (3 minutes of SOS credit with, Mobimoney).

Moreover, Orange Tunisie has greatly expanded its distribution network with nearly 26 directly-owned stores, 20 franchises including special areas for professional customers, 100 retail outlets that have been awarded labels, 900 other retail outlets and 17,000 recharging outlets. This major and rapid deployment of the distribution network enabled Orange Tunisie to catch up in terms of capillarity compared with its competitors and to strengthen its sales and marketing strategy.

As regards technical developments, 2014 was significant for the rollout of more than 68 radio sites, bringing the total number of radio sites to 1,350 at the end of December 2014. Accordingly, Orange Tunisie covers 98% of the population in 2G services and 88% in 3G services.

Started in 2013, the massive rollout of fiber optic to connect radio sites in densely populated areas made it possible to end the year with a total of 125 fiber optic sites and two new metropolitan loops in greater Tunis.

The production of the new sub-marine cable Didon enabled the addition of an extra bandwidth of 10 Gbits/s, while securing international links and improving the quality of service provided to Orange Tunisie customers.

2014 was also significant for several major developments in the network’s core architectures and service platforms. These architectures, both scalable and secure, will allow to launch innovative promotions, offers and services.

In 2015, Orange Tunisie aims to continue its mobile growth strategy by launching offers developing paid uses, and to maintain its leading position on the 3G market.

3.1.6.5 Iraq

Iraq had a population of 35.9 million people (source: IMF, October 2014). In 2014, the number of customers reached 34.4 million, i.e. a mobile penetration rate of 97% (source: GSMA, February 2015). In 2011, the Orange Group acquired a minority 20% stake in the Iraqi operator, Korek Telecom, which holds the national 2G mobile license. The economic conditions changed drastically from June 2014 with the start of the civil war in the northern and eastern parts of the country, with security problems affecting the expenditure and consumption of Iraqi citizens. However, the company continued to expand throughout the country, extending network and sales coverage, and in December 2014 it reached 6.2 million customers.

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3.1.7 Enterprise Communications Services

3.1.7.1 The market

The Orange Group operates under the brand name Orange Business Services (OBS), both in France and internationally, in the Business communication and IT services markets. This market is part of the Information and Communication Technologies (ICT) sector, which includes technologies used to process and send information. Worldwide this market represented approximately 1,150 billion euros in 2014, with telecommunications accounting for slightly less than 40% of this total:

Global ICT market share, in value (in billions of euros, 2014)

Sources: Gartner, Yankee Group Research.

Orange Business Services offers a range of services to large corporates, local authorities and SMEs in France, as well as to multinationals around the world, supporting the implementation of their communication projects. To do so, OBS offers a full range of fixed-line (voice and data) and IT services.

Worldwide, the year 2014 is characterized by a slight return to growth (0.4%) in the business markets, with the decrease in connectivity services (voice and data, fixed and mobile) offset by the growth in IT services:

- the connectivity market dropped at a greater speed (approximately 2%) in 2014. The decline in voice markets (fixed and mobile) and in data on a historical basis is only partially offset by the demand for IP VPN networks, broadband and high-capacity broadband networks, and mobile data;

- the IT services market has increased by nearly 2%, thanks to outsourcing services (2.5% growth), combined with consulting and integration services (2% growth). Equipment and software support services remained stable.

In France, the continued decline in fixed-line and mobile voice markets, together with the erosion in the fixed-line data market, were only partially offset by the (strong) growth in the mobile data market and the (weak) growth in the IT services market:

- the enterprise network services market continued to decrease at a steady pace (5%). The fixed voice market decreased significantly, due to the lower number of accesses, the erosion of prices and substitution by other methods of communication (mobile telephony, unified communications and email). The data market continues to decline: the growth in broadband and high-capacity broadband markets does not offset the downward trend in leased lines and business legacy networks, or the decline in mature IP-VPN networks;

- the IT services market resumed growth of 0.6% in 2014. This recovery is due to the upturn in the consulting and integration services market (+1%), whereas outsourcing, a driver of growth worldwide, showed only modest growth in France (0.5%). The support services did not benefit from this upturn, but fell slightly.

In terms of the business market, the major trends are as follows:

- the boundaries between telecom operators and integrators are blurring due to the commoditization of networks and the convergence towards IP: operators are offering advanced communication services that are increasingly integrated into businesses’ information systems, and are entering into direct competition with IP integrators and Internet companies. At the same time, Internet companies are enhancing their services with network solutions to take advantage of the rise in new usages such as Cloud Computing;

- confronted with new mobility-related usages within businesses (like BYOD, or Bring Your Own Device), both operators and integrators are updating their services line-up to meet customers’ needs for administration, data security, applications, and value-added services;

- regional expansion is another growth driver in emerging countries (BT’s Prosperity Plan for Asia and Latin America, and Telefonica’s large presence in Brazil, or Vodafone’s substantial investments in America, Asia and Africa);

- lastly, companies may turn to acquisitions and partnerships to speed up their transition to new economic models.

3.1.7.2 Competitive environment

Orange’s main competitors on the market are:

- telecommunications operators:

- SFR Business Team, which offers a range of fixed, mobile and Internet solutions for businesses, will now operate in tandem with Completel, since SFR was taken over by Altice/Numericable,

- alternative local loop operators like Colt, that can target French companies as well as multinationals,

- global telecom service operators, such as BT Global Services, Verizon Business, AT&T Business Services, and T-Systems, which offer global distributed services for multinational companies. In addition to their international services, these operators can also carry local and national calls by using the Orange network’s interconnection services,

- global operators from emerging countries (like Tata Communications, Reliance, and China Telecom) that set up hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

- incumbent operators in some countries;

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- network integrators and managed service providers with which Orange works in “coopetition” (a combination of cooperation and competition) - especially for companies that use a multi-provider approach such as Spie Communication and Dimension Data (which will likely become even stronger in France with the planned takeover of NextiraOne France in mid-2015);

- major players like IBM Global Services, HP Enterprise Services, Atos, Cap Gemini and Sopra-Steria (whose merger is effective from end-2014), that support companies through their IT transformation projects; the main service categories in which these companies are positioned include network integration, infrastructure management, outsourcing, third-party application maintenance (TPAM), consulting, and engineering;

- Internet companies or niche market specialists that offer VoIP, messaging, and Cloud Computing services: Microsoft-Skype, Amazon Web Services, Google or Salesforce.com globally, and OVH in France;

- major software suppliers that offer their applications online as services, like Microsoft, Oracle, and SAP.

3.1.7.3 Orange Business Services activities

Orange Business Services is positioned as a reliable partner to support customers with their digital transformation in France and abroad. Orange Business Services activities focus on five key challenges for its customers:

- the need for good connectivity at the right time, whether fixed or mobile;

- evolving towards more mobile and effective working methods based on unified communication and collaboration solutions or the popularity of smartphones and tablets in the corporate world;

- the need for more flexible IT infrastructures, thanks to virtualization technologies and IT services provided upon request (as a Service);

- the use of the Internet of Things, analytics/big data technologies and multi-channel contact centers to improve business performance.

Orange Business Services meets these requirements with a particularly close eye to the native security of its customers’ data and information systems, while providing the best service quality and customer experience in the market.

Operational indicators

	2014	2013	2012
France + International (number of accesses in thousands)
Number of IP-VPN accesses	345	342	326
France (number of accesses in thousands)
business telephone lines (PSTN)	3,161	3,355	3,681
o/w IP-VPN accesses	294	292	281
XoIP	87	72	67

Source: Orange.

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Key operating indicators related to business communication services

Name	Definitions	Product lines
IPVPN access (France + International)

Number of IPVPN (IP Virtual Private Network) accesses marketed by Orange Business Services in France and Internationally. These accesses allow companies to pool their applications and introduce new ways of using them (VoIP/IP Telephony).

IPVPN France, IPVPN International.

Business telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesses.

Permanent access to data networks

This indicator essentially covers IPVPN and some of the XoIP offer in France: - broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs; - broadband Internet and VoIP accesses (with or without Centrex, which exempts customers of telephone switchboard maintenance and management constraints) for businesses with independent sites;

- accesses to businesses’ virtual private IP network in France.

Business Internet, Business Internet Office Business Internet Voice, Business Internet Centrex, IPVPN France, Ethernet.
XoIP Offers

This indicator covers:

- broadband accesses offering a Voice over IP service, with or without Centrex, for companies developing on independent sites;

- managed telephony over IP solutions that use existing IPVPN access. These solutions are used for work station networking, voice transfer andIP-VPN connectivity.

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex.

Offers

Orange Business Services offers a wide range of products and services on the French market, from the market for professionals to business accounts, as well as for multinationals operating abroad. Orange Business Services’ solutions, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, are aimed at accompanying businesses in their digital transformation. These solutions are based around five key challenges for businesses:

- connecting people, sites and machines at the right time, using a robust and secure high-performance network;

- fostering more mobile and effective working methods between employees of the company, through unified and collaborative communication services;

- contributing to more dynamic company operations and processes via innovative, enduring solutions geared towards performance;

- offering free-flowing exchanges with business customers to ensure exemplary follow-up and support;

- working with an operator and reliable partner that is able to accompany the business in its development plans and objectives, with more flexibility thanks to Cloud infrastructures.

To meet these needs, Orange Business Services has structured its portfolio of offers around four main types of products and services:

- telephony, IP transformation, Internet access, audio conference and customer relations services;

- network offers, including certain levels of service guarantees (mobile and fixed-line connectivity; data transfer);

- IT and integration solutions, including:

- unified communication and collaboration services (interoperability between telephony, messaging and video conference solutions, and joint fixed-line and mobile offers, in triple play or quadruple play),

- IT/Cloud solutions (virtualization, systems integration, business applications, API, building blocks for connected objects, Big data and analytics),

- managed or Cloud security solutions covering infrastructures and users (safe work environments and infrastructure, cyber-defense, management and governance), supervised from 8 operational security centers worldwide,

- consulting and customer services (analysis of needs, solutions architecture, installation support, user training, administration of services and solutions) in various areas: switching to “all IP”, adopting Machine to Machine, supervising and managing service quality, switching to Cloud infrastructure solutions, digital transformation of businesses;

These offers are also used to develop cross-sector business solutions (health, finance, transport, geolocation and fleet management, dematerialized applications);

- lastly, products and services targeting virtualized workstations, connected applications and customer relations management are based on a secure network infrastructure and Orange cloud-ready services.

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Distribution, operations and partnerships

The market comprising professionals, small companies and SMEs is managed by a country-wide commercial branch network which, via sales personnel dedicated to a portfolio of customers and a network of telephone advisers, provide customers with information on offers, order status, service quality and incident resolution.

In the large corporate accounts market, Orange Business Services canvasses, advises and supports its customers providing a range of solutions and competencies to assist them in their development in France and worldwide. These customers are covered by sector-specific Key Customers departments that provide dedicated sales teams for pre-sales, sales and services. These teams work in close collaboration with customers to ensure Orange Business Services represents a reliable partner in their digital transformation. They also promote partnership-based approaches. Lastly, companies can manage their contracts and place orders in real time using the Orange website.

Orange Business Services also relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. Orange Business Services is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan.

The Customer Service & Operations Division (CSO) is responsible for the production and maintenance of solutions worldwide. Backed by its geographical reach, the CSO supports customers in managing the rollout of their network and IT projects and in the daily operation of their services, including on-site call-outs. In some countries, CSO uses local partners for local rollouts and to supply equipment. CSO structures its operations using standardized processes and tools in order to monitor and support its customers round the clock: two Customer Service Units (CSU) for French customers, and five Major Service Centers (MSC) located in India, Egypt, Brazil, Mauritius and France serving international customers. This system, together with network redundancy, ensures service continuity for customers, especially in the case of exceptional events (natural disasters, political events, or a problem with submarine cables).

Orange Business Services works in close cooperation and bilaterally with major technology players, such as Cisco, Microsoft, Alcatel-Lucent, EMC, Avaya, Juniper, Polycom, Netapp, VMWare and Genesys, or with members of the mobile industry, such as Samsung, Apple and Blackberry. Orange Business Services also forms partnerships with service companies, such as Akamai, GFI or Accenture, to develop a joint sales approach and offer innovative solutions to its customers.

2015 Outlook

In 2015, Orange Business Services will continue to evolve, focusing on increasing international sales, simplifying processes, optimizing performance and enriching the digital customer experience.

3.1.8 International Carriers & Shared Services

3.1.8.1 International Carriers

The market

The global international voice market was estimated at 560 billion minutes in 2014. Its growth is being driven by the economic development of areas with high geographical density: (principally South-East Asia, China and India), the development in mobile telephony (in particular in Africa), and the development of VoIP.

The wholesale of voice and data traffic as well as the provision of transmission means accounted for approximately 69% of the global international voice market in 2014 and was estimated at 389 billion minutes (source: Telegeography 2014).

There were 1,140 operators in the mobile market in 236 countries (source: GSM Association), including 331 open commercial 4G/LTE networks in 112 countries (source: GSA September 2014).

The Competitive Environment

Wholesale operators can be divided into three types - global wholesalers, multinational retail operators and regional or specialist players:

- global wholesalers have the critical mass needed to obtain the most competitive rates and to pass them on to their customers; TATA, BICS and iBasis are the main global wholesalers;

- multinational retail operators aim to optimize their end customers’ traffic and generate revenues and earnings in addition to those from their retail traffic. Orange, Vodafone, Telefónica, Deutsche Telekom, Telia Sonera, and Verizon are among the main ones;

- lastly, regional and specialist players that focus on a particular geographic area or offer voice or data services. They generally offer high-quality services at highly competitive rates. These primarily include Interoute, Primus, Citic, and Calltrade.

The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), domestic retail carriers (including MVNOs), and Internet Service Providers. International carriers also sell wholesale traffic to each other.

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International carriers’ activity

Orange’s International Carriers activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

Its presence in both the retail and wholesale markets means it can develop wholesale solutions that are particularly well adapted to the needs of the retail operators. Orange has more than 1,000 customers, which include fixed-line and mobile operators and Internet access and content providers.

The Orange Group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several submarine cable systems, the Group ranks among the world’s largest owners of submarine lines. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity counts:

- a seamless global network and an IPX protocol network supporting voice and data with presence points around the world;

- a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop (Autonomous System);

- 99.99% network availability, 24/7 centralized network supervision.

The volume of voice traffic in the International Carriers business grew 5.3% in 2014, and there was also a sustained increase in data traffic.

Offers

Voice Services

Orange’s voice network has switched or all-IP routes to 400 operators, coverage in more than 1,000 destinations, and 24/7 technical support.

Services to Mobile Operators

Orange helps 170 mobile operators worldwide by providing interconnection, roaming, SS7 signaling and Diameter services, together with value-added services and GRX/IPX transport. Orange also supplies Roaming Hub, 3G/4G voice and SMS Hub solutions and operates voice/data roaming.

Orange’s International Carriers Division offers 4G roaming connectivity, on IPX, to more than 130 destinations. This offer allows mobile operators to provide their customers with a 4G roaming service.

Orange is involved in the development of GSMA standards with the Open Connectivity offer. It has expanded its LTE connectivity directly and via peering agreements.

Internet and Transmission Services

Orange’s adjustable solutions meet the specific needs of Internet service providers and content providers. The offer includes a wide range of connection options in Europe, America and Asia. The Group’s services were enhanced in 2012 with the commissioning of the LION2 submarine cable (crossing the Indian Ocean) and the ACE cable.

In July 2014, Orange opened the first very high-capacity IP point of presence (PoP) in West Africa. This new service, located in Abidjan (Ivory Coast) offers better Internet connectivity in the region by providing faster connection speeds and enhanced security.

Convergence Services

Orange provides IPX solutions through its Multiservice IP eXchange offer, which gives operators à la carte access to voice and mobile data services over a single connection. It can also improve service quality and network costs efficiency.

Anti-fraud Services

The @First Anti-Fraud Interconnect Roaming and Security of Transactions offer, a comprehensive anti-fraud system, protects traffic and interconnection revenues. With the by-pass anti-fraud service and the revenue assurance service, this offer improves quality of service and secures financial transactions.

Orange Marine

Orange Marine is a major player for laying and maintaining fiber optic submarine cables. With the commissioning of its new vessel, the Pierre de Fermat, in November 2014, Orange Marine now has a fleet of six cable-laying vessels. It is thus able to supply all laying, landing end, and maintenance services for cables.

3.1.8.2 Shared services

Orange has developed new growth activities related to its core business line, such as content broadcasting, audience and advertising, and healthcare activities.

Content rights

Orange is mainly focused on its role of aggregating content with its partners to offer increasingly attractive services, in line with its strategy based on developing partnerships.

The Group is developing new services in France for its customers with a focus on multi-screen, interactivity and on-demand programs. In 2014, Orange launched its Polaris project, which offers a new interface and unified services on all screens, in a clear and intuitive universe. It was rolled out on TV decoders from November 2014 and until early 2015. In order to supplement its VoD offer, Orange launched Electronic Sell-Through (definitive download of videos for storage) in February 2014, offering a wide variety of videos as early releases.

This strategy was also deployed in other countries, such as Poland, Spain, the United Kingdom, Romania, Belgium, Slovakia, Mauritius, Senegal and the Ivory Coast. In the United Kingdom, EE - the subsidiary of Orange - launched new and innovative multi-screen TV services.

For music, in France, Orange signed a partnership with Deezer in 2010. The year 2014 was significant for the high growth in the number of subscribers and users. The service is now available in four countries in Europe (France, England, Romania and Spain).

In gaming, Orange’s strategy is based on multi-platform distribution (PC, mobile, tablets, and TV) in partnership with the leading video game publishers (EA, Ubisoft and Disney). In 2014, Orange continued its mobile development in the AMEA region and its PC development in South America with Starmedia (Orange Horizon). Cloud Gaming continued its development in France with new publishers (Warner, SquareEnix and Gameloft), which enriched the offer. A Jeux Famille (family games) pass was launched at the end of 2014 with 150 games for unlimited enjoyment.

Lastly, the content services helped to promote 4G offers and value-added Internet access offers.

Viaccess Orca

Viaccess Orca, a subsidiary of Orange, presents innovative solutions enabling distributors of digital content (pay TV, video on demand) to monetize premium content and the user experience in a multi-network and multi-screen environment. Its portfolio includes the protection of content rights, service platforms, and user commitment management solutions (introductory and recommended content solutions).

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Health

An aging population, an increase in the number of people losing their independence and the number of patients suffering from chronic illnesses, coupled with a decrease in the number of doctors and medical desertification in rural areas make it all the more necessary for health professionals to turn to information and communication technologies. They help increase the efficiency of health professionals, reduce costs, improve illness management and strengthen the relationship between doctor and patient. Digital services also provide secure data access and transmission. Orange was the first telecommunications operator in France to be approved as a personal health data host.

Orange Healthcare, the Group’s Healthcare Division, draws on its know-how to develop a variety of services such as:

- “Connected Hospital, Flexible Computing” services and shared medical imaging systems that allow hospitals, clinics and doctors’ offices share vital patient information. Thanks to these services, healthcare establishments can better coordinate their activities, collaborate more efficiently, and transfer data seamlessly;

- remote health management services, aimed at improving health conditions outside of traditional healthcare facilities, for example at home, and aimed at enabling patients to remain in contact with health professionals, for example through the tele-monitoring of patients with diabetes, or through tele-observation to treat patients suffering from respiratory disorders during the night, via our new Connected Health Center solution;

- services to facilitate prevention and daily well-being, via permanently accessible IT tools. These offers are the result of the integration of services developed in partnership with major healthcare industry companies, and rely on the expertise of the Orange Labs. These offers are provided mainly in emerging countries, and involve call centers and epidemiological data transmission services.

In addition, Orange has joined the French government and major industry partners in the Silver Economy initiative, which looks to meet the challenges presented by France’s ageing population through innovative digital solutions.

3.2 Network and real estate

3.2.1 Network

3.2.1.1 Overview

At the end of 2014, Orange operated networks in almost 30 countries to serve its customers in the consumer market and in approximately 200 countries or territories to serve its business customers.

Orange’s ambition is to achieve the convergence of its fixed-line and mobile networks through a unified architecture in accordance with three fundamental principles:

- flexibility and responsiveness, to quickly assemble and deliver new services to meet market requirements;

- the ability to support the strong growth and diversification of the services offered: voice services, Internet access services, video services, data services;

- simplicity for customers in the use of these services.

The network architecture is broken down into:

- access networks (fixed or mobile);

- aggregation networks;

- domestic and international backbones.

3.2.1.2 Fixed access networks

Analog access and ADSL broadband access

Orange is a copper access network operator in France, Poland and various countries in Africa (Ivory Coast, Senegal, Mauritius, Jordan and Vanuatu).

Analog access services are provided to more than 10 million customers in these countries.

Broadband ADSL access (for voice applications, Internet access and television) was available at the end of 2014:

- in France and in Poland with cover approaching 100% on the incumbent local loop;

- in AMEA countries where Orange is the operator on the copper local loop;

- in other countries (for example Egypt, Spain and Slovakia), using the local loop of the incumbent operators, whether unbundled or via bitstream-type offers.

FTTx very-high Bandwidth Access

FTTx fiber optic access can extend the available broadband ADSL service offer to include upstream and downstream high-capacity bandwidth (of 100 Mbits/s and more), with improved response time.

In France, Orange has for several years been deploying point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high bandwidth accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH roll-out started in 2007 in several major French cities (Paris and the Hauts-de-Seine, Lille, Lyon, Marseille, Poitiers, Toulouse). It was then expanded to other large cities. During the years 2011 and 2012, Orange entered into pooling agreements with other telecoms operators to speed fiber rollout. At the end of 2014, the Orange fiber network extended to 350 towns and cities and almost one-third of homes in France. Fiber is now available to 2.3 million households, and the number of subscribers to the service is over 480,000.

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In June 2012 Orange announced its FTTH rollout project for Spain, which aims to connect 1.5 million households. This project represents an investment of 300 million euros until 2016. 800,000 households were connected at the end of 2014. A Fiber To The Home (FTTH) network was also rolled out in Slovakia, connecting 62,189 households at end-2014, and a pilot FTTx network is being deployed in Poland.

Fixed Radio Access

In a number of different countries, fixed-line services are available through UMTS, Wimax (Romania and Africa), and CDMA (Poland and Senegal) radio access.

3.2.1.3 Broadband mobile access networks

The GSM (2G), UMTS (3G) and LTE (4G) access networks support faster data and voice communication services of up to several Mbits/s that can be used to send and receive large files (audio, photo and video).

2014 was marked by:

- the continued roll-out of 3G/3G+ networks in the AMEA region, together with the first technical and commercial tests performed on 4G technology in a few AMEA countries;

- the continued roll-out of 4G networks in Europe, by increasing the 4G coverage of the population in countries where this service has already been launched, and by launching this service in Poland and Slovakia during 2014;

- the test and roll-out of LTE-Advanced (4G+) technology, intended for commercial use in 2014 (for example in France) or during 2015.

3.2.1.4 Aggregation networks

Aggregation networks concentrate fixed and mobile traffic to the network core. These networks are traditionally made up of SDH/PDH technologies for mobiles and ATM technology for fixed aggregation, and are now evolving towards all-IP networks.

All-IP technologies, such as Gigabit Ethernet, hybrid packet-circuit microwaves and leased Ethernet lines, continued to be rolled out in 2014. These technologies are used to optimize costs. They are also used to prepare for future replacement of ATM technology by layer-2 Ethernet technologies and layer-3 IP/MPLS technologies, which can increase the volume of data sent over fixed and mobile networks.

3.2.1.5 Transmission networks

Domestic Networks

This infrastructure is primarily made up of optical fibers, but it also contains microwave links, especially for alternative or purely mobile networks.

Optical links offer a bandwidth of up to 100 Gbits/s per wavelength, and Dense Wavelength Division Multiplexing technology (DWDM) makes it possible to have 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions in order to have a more flexible transmission network. For example, the first of its kind worldwide, it deployed a 400 Gbits/s per wavelength optical link between Paris and Lyon in 2013.

Furthermore, Orange offers direct connections by optical fiber to business customers, providing them with very high bandwidth services.

Wide Long-Distance Domestic Optical Network (WELDON) in France

Rollout of the WELDON network (WidE Long distance Domestic Optical Network) began in April 2012 and aims to upgrade the entire existing long-distance network, while extending its scope to serve Frankfurt, London, Barcelona and Madrid, submarine cable stations, and other areas neighboring France as needed in future.

WELDON uses the latest WDM technology and offers enhanced connectivity at speeds of at least 100 Gbits/s per wavelength.

International Transmission Network

The international network is based on three networks: the European Express Network (EEN), connecting 27 points of presence in 16 of Europe’s largest cities (five of which are in France), on the North American Backbone network interconnected with the two TAT-14 transatlantic cables for Internet traffic, and on the Asian Backbone Network in Singapore.

Satellites

Satellite communications are used by Orange to support global network connections for the French overseas territories, IP or voice connectivity with other carriers, and VSAT (Very Small Aperture Terminal) services for Orange Business Services terrestrial or maritime corporate customers. To provide those services, Orange purchases space segment from satellite operators (such as Eutelsat, Intelsat, SES, Arabsat and Spacecom).

Submarine Cables

In order to accommodate the increase in international telecommunications traffic, Orange has invested in a number of submarine cables through:

- participation in a consortium to build a cable that Orange will co-own;

- purchase of usage rights or transmission capacity leasing on other cables.

As with terrestrial networks, higher speeds systems on submarine cables are being implemented and 40 Gbits/s systems are already operational on several cables within the Orange Group.

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Cable name	Start - End	Number of landing stations	Number of countries	Kilometers	Commissioned	Last upgrade
TAT-14	United States - Europe	7	6	15,400	July 2001	2013
SAT 3-WASC-SAFE	Portugal - Malaysia	17	15	27,850	Apr. 2002	2013
SEA-ME-WE 3	Germany - Japan/Australia	39	33	39,000	August 2009	2009
SEA-ME-WE 4	France - Singapore	15	14	19,000	Dec. 2005	2012
SEA-ME-WE 5	France - Singapore	18*	17	20,000	Nov. 2016
Americas 2	United States - Brazil	11	9	8,300	July 2000	2013
ECFS	Tortola - Trinidad & Tobago	14	10	1,600	July 2005	2013
LION	Mauritius - Madagascar	3	3	1,050	Nov. 2009	2013
	LION extension LION2 to Mayotte and Kenya	2	2	2,700	Apr. 2012	2013
	United States CBUS - United Kingdom	3	2	3,200	Sept. 2009	2013
IMEWE	India - France	10	8	12,000	Dec. 2010	2012
	France ACE (phase 1) - Gabon/Sao Tomé	19	17	11,500	Dec. 2012
	ACE extension to ACE (phase 2) South Africa	4	4	5,500	2016
EASSy	South Africa - Sudan	9	9	10,500	July 2010	2012

Europe-Asia

Scheduled to be operational during 2015, the migration to 100 Gbits/s technology on the SEA-ME-WE3 and SEA-ME-WE4 cables will enable Orange to support growth in traffic on the Europe-Asia route.

In the longer term, Orange announced in 2014 its stake in the SEA-ME-WE5 consortium, a cable linking Singapore to Europe, with connectivity towards the Indian Ocean. Thanks to the use of 100 Gbits/s technology, Orange will be able to increase the speed on the Asia-Europe route and offer new connectivity via Djibouti for Reunion and Mayotte.

West Africa

Working as part of a consortium, Orange commissioned the first phase of the ACE (Africa Coast to Europe) cable in December 2012. Around 17,000 kilometers long, its potential capacity will reach 5.12 Tbits/s thanks to the use of 40 Gbits/s transmission technology. ACE currently extends from France to Gabon and Sao Tomé-et-Principe. The extension to South Africa is planned in the medium term.

At the same time, in order to guarantee the security of its traffic by diversifying its routes, Orange’s capacity on the SA3T3-WASC-SAFE cable was increased in May 2014.

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Indian Ocean

Orange is a co-owner of the LION (Lower Indian Ocean Network) cables connecting Madagascar to the global broadband network via Reunion and Mauritius, and LION2, the LION extension to Kenya serving Mayotte. To meet the sustained growth in traffic, the Group has invested in a capacity upgrade of both LION and LION2, which was operational at the end of 2013.

Atlantic Ocean

Orange is also active in the Caribbean where it has capacity on three major cables: Americas-II, ECFS, and CBUS. The Group took part in a capacity increase on the Americas-II and CBUS cables, to support the surge in broadband use in France’s overseas departments. The additional capacity was delivered in 2013. Orange plans to make the necessary investments to further increase its capacity on these cables in the second half of 2015.

3.2.1.6 IP Transport Networks

The International IP Network

Orange international IP Transit network, known as Open Transit Internet (OTI), aims to provide global Internet connectivity to Group subsidiaries’ domestic IP networks, operator customers, Internet service providers (ISP) and content providers. It is based on the latest IP transmission and switching technologies.

As of end-2014, the OTI connected 23 cities (12 in Europe, 2 in Asia, 8 in North America and 1 in Africa) through broadband connections at speeds of 155 Mbits/s to 100 Gbits/s, with several hundred Gbits/s of traffic at peak times. Traffic hit 2.9 Tbits at end-2014.

3.2.1.7 Network control layer

The International Voice Network

Voice Network

Orange has three international switching nodes in France (CTI 4G) to manage traffic to and from France in the fixed-line and mobile markets (TDM) for consumers, businesses and operators, and to centralize the transfer of international traffic for its subsidiaries. These exchanges have developed into hybrid NGN nodes to carry Voice over IP (VoIP) traffic. The architecture of the international voice network underwent a major change in 2013 with the installation of five softswitches dedicated to Voice over IP (VoIP) to achieve the target of reaching 65% of Orange’s international voice traffic carried by VoIP by the end of 2015.

Outside France, Orange has two softswitches in the United States and a media gateway in Hong Kong to meet the needs of customers and operators in America and Asia via TDM or VoIP.

Signaling Network

Signaling system 7 (SS7) on the international network is managed by two Signal Transfer Points (STP), which support the signaling associated with voice traffic, roaming and SMS for Orange’s mobile operator customers and the majority of its mobile subsidiaries. A growing number of links serving the largest roaming and SMS customers are supported by SIGTRAN signaling over IP.

Several centralized platforms have been rolled out on the international transit points to provide value-added services to mobile operators.

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3.2.1.8 Networks dedicated to business services

X.25 networks

X.25 was taken off the market in mid-2010 and the technical aspects of the service were discontinued in June 2012.

However, X.25 still serves as a connection network in France and its overseas territories for several thousand payment points, connected with “intelligent network” services. Since the reintegration of this “intelligent network” function into an IP network is not expected before 2015, the X.25 network will be retained until then.

Frame Relay/ATM Networks

In France, the Frame Relay/ATM network is an access network used to support both business (particularly through the TDSL aggregation offers) and a layer 3 (X.25 and IP) services. It has been deployed in around 150 points of presence in mainland France, in the five overseas departments and in two overseas territories (New Caledonia and French Polynesia).

The activity on the FR/ATM network is declining, and businesses’ need for increased speed is increasingly met by the IP/MPLS services available on the “Network for Business Access to IP” (RAEI).

Outside France, the AGN network (ATM Global Network) covers 1,000 points in approximately 200 countries. It supports X.25, Frame Relay or ATM services. However, as in France, it is mainly used today as an access network to IP services, because of its extensive worldwide footprint. It also provides a transport function for the IP network, but this function is diminishing as the native IP network develops.

The Network for Business Access to IP (RAEI) in France

The main purpose of the RAEI is to connect a company’s sites for internal data exchange on the Virtual Private Network (VPN) and to provide it with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around 60 transit routers that are interconnected by multiple 10 Gbits/s links, or 100 Gbits/s links. This backbone network also provides the interconnection with the Backbone and IP Aggregation Network (RBCI) for Internet traffic and for business aggregation traffic coming from NAS and BAS.

In addition, a ring of approximately 700 PE (Provider Edge) routers gives companies access to xDSL and Ethernet technologies, at speeds of 75 Kbits/s to 1 Gbits/s, under standard offers. The routers are located in major cities and business areas.

This network is connected to the IP Global Network through four gateways (located in Paris, Lille and Lyon) to connect international business customers.

With the takeover of the RTGE network, the number of IP presence points increased with 100 new sites added in 2014.

The international MPLS/IP VPN network (IP Global Network IGN and AGN access network)

Like the IP network in France (RAEI), this network is designed to supply Virtual Private Network (VPN), Internet and Voice over IP services. At the end of October 2014, the network comprised 844 points of presence (including partner MPLS networks) across 165 countries. Direct presence in the countries decreased (190 countries in 2013) as Orange is developing a partnership strategy (Network to Network Interface or NNI) in order to cover certain regions and countries more effectively.

The network is made up of dozens of network core routers (P routers and similar) and several hundred access routers (PE routers) that make up multiservice platforms (Ethernet, DSL, FR/ATM). The services are offered either directly on the access routers, through the Frame Relay/ATM access network (AGN), or through partner networks under NNI agreements.

A program to expand the geographic coverage of the IGN (IGN+) network was launched to eventually offer “native IP” services everywhere and thus do away with the AGN aggregation layer.

The international business voice network (NEO)

NEO is a network supplying voice services for international businesses. Based on the international MPLS IP network (IGN), this business voice network has 59 points of presence in 39 countries, and is connected to some 50 operators worldwide. It allows calls to be aggregated and terminated with these operators, for customers connected to the Orange Business Services network over IP (H323 or SIP) or TDM.

3.2.2 Real estate

At December 31, 2014, the real estate assets recorded in Orange’s balance sheet had a net book value of 2.8 billion euros, compared with 2.9 billion euros in 2013.

These assets include buildings used to host telecommunication equipment, research centers, customer service centers, commercial facilities and offices.

In France, the Real Estate Division is responsible for managing all properties. It follows a policy that involves optimizing the occupation of surface within premises by constantly adapting to the changing needs expressed by the Group’s various entities and business lines. It is involved in the deployment of new stores within the distribution network, especially for very large stores. It also works to meet needs related to changes in the telecommunications network by making sure that the necessary sites are available for launching new technologies.

The Real Estate Division contributes to improve Group employees’ working environment-in line with the Conquest 2015 objectives-and enhance the environmental performance of the Group’s properties in order to help it meet its sustainable development goals.

At end-2014, Orange occupied 25,450 sites (including 225 with a surface area greater than 5,000 sq.m.), covering a total area of 5.7 million sq.m., including 2.2 million sq.m. of leased space and 3.5 million sq.m. of fully-owned space. These premises consist of technical centers, most of which are fully owned (2.6 million sq.m., including 2.1 million sq.m. owned), offices, most of which are leased (2.3 million sq.m., including 1.3 million sq.m. leased), and stores, most of which are leased (81,027 sq.m., including 73,900 sq.m. leased).

In Poland, the properties held by Orange Poland at the end of 2014 represented 1.9 million sq.m. The total surface area of developed and undeveloped land represented 13.7 million sq.m.

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3.3 Research and innovation, patents and licenses

3.3.1 Research and innovation

The information and communication technology (ICT) sector in recent years has gone through major changes in its value chain, significantly increasing the number of players. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, innovation will be a major source of growth for Orange. In 2014, Orange continued its efforts in research and innovation and devoted 1.9% of its revenues, or 732 million euros, to it. These expenses totaled 780 million euros in 2013 and 812 million euros in 2012. These amounts include employee costs, operating and investment costs for research and innovation in new products and services.

Research and Innovation Network

In order to achieve its goals in research and innovation, Orange has established a network of expertise spanning four continents.

The Orange Labs carry out the Group’s technical research, design and deployment activities from their locations in nine countries around the world: France, the United Kingdom, China, Japan, Poland, Romania, Tunisia, India, and Egypt. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation.

The Orange Labs network is supplemented by so-called Technocentres, located in France, the United Kingdom, Poland, Jordan, and the Ivory Coast. Their objective is to design and market new products and services that meet customer requirements as far as possible in all the countries where the Group is present. They are also tasked with ensuring consistent user interfaces for the Group’s various products and services (design strategy).

Openinnovation

Since 2013, Orange has strengthened its open innovation strategy based on sharing and collaboration. The main pillars of this approach are:

- Supporting start-ups and SMEs. Orange launched a start-up accelerator initiative, known as Orange Fab. Created in March 2013 in Silicon Valley, it was later expanded to France and then to South East Asia (Japan in November of that year, followed by South Korea and Taiwan in April 2014). In 2014, the Orange Fab initiative was implemented in Poland (February), Ivory Coast (September) and Israel (September). Orange also partnered with Oasis 500 to launch an accelerator in Jordan in November 2014. Orange Fab provides guidance and support to selected start-ups, in addition to financial and logistical support. In order to foster the growth of these start-ups, Orange and Deutsche Telekom announced (in June 2014) their collaboration on their respective Orange Fab and hub: raum acceleration programs. The partnership with NUMA (space dedicated to innovation and digital technology, launched in Paris in 2013 with Orange as a founding member) is also part of this initiative. The Group is a also a member of two tech-industry co-working spaces, bringing together innovators and entrepreneurs (scientists, engineers, developers, ergonomics experts and designers) from a wide variety of backgrounds (start-ups, large companies, SMEs, universities).

- The Orange Partner program, as part of which Orange opens its service platforms to developers to provide more innovative services to its customers. In 2014, Orange provided seven Application Programming Interfaces (API) for its core services in self-service mode: Identity, User details, SearchToptrends, Orange WiFi Locator, Orange Store Locator, Cloud and M2M.

- A major player in the research and innovation ecosystem. Orange is a key player in research programs through various partnerships, at both the French level (FUI and ANR projects, and “Future Investments Program”) and at the European level (seventh European Commission Framework Program, EUREKA-CELTIC, Horizon 2020). As part of the “Future Investments Program”, the Group is a member of two Technology Research Institutes and chairs the B-com Technology Research Institute, which works on ultra-high-speed broadband fixed-line and mobile networks and the content of the future. It also contributes to the SystemX institute, which works in the area of digital systems engineering. In France, Orange participates in ten competitiveness centers in France, set up to foster local synergies for innovative projects. Notably, it chairs the Images et Réseaux (Image and Networks) center, where it is the lead for the augmented reality plan. Orange plays a role in several plans in the nouvelle France industrielle program, unveiled by the French government in September 2013 to accelerate developments in research and innovation.

- A policy of strategic partnerships with universities and academic institutes in France (including Institut Mines-Télécom, CNRS, INRIA, Université de Rennes 1 and Supélec) and abroad (for example with LIRIMA in Yaoundé in Cameroon). The Orange group is also financing several Research Chairs. Lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

Private Equity

Orange plays a key role in financing innovation in the IT industry, notably through investments in the following three types of vehicles:

- mono-corporate ventures (fully-owned investment companies) such as:

- French holding companies Orange Capital (OC) and Orange Capital Management (OCM), and the Chinese Orange Venture Capital Investment (OVCI) fund,

- French holding company Orange Technologies Investissements (OTI), initially established to monetize Orange’s intellectual property in exchange for stakes in high-tech start-ups;

- multi-corporate ventures (joint investment companies), typically set up with other industrial companies but occasionally also involving financial firms. These multi-corporate ventures include:

- three Orange Publicis Ventures funds (Growth, Global, and Early-stage) set up through a partnership with Publicis and managed by Iris Capital Management, and in which the Group purchased a 24.5% stake,

- the Écomobilité Ventures fund set up with SNCF and Total,

- the Technocom 2 fund, financed jointly with Alcatel-Lucent, SEB, Soitec, and France’s National Seed Money Fund (Fonds National d’Amorçage) and managed by Innovacom Gestion,

- the Robolution Capital fund, financed jointly by BPI France, the European Investment Fund, EDF and Thalès, and managed by the Orkos Capital management company;

ORANGE / 2014 REGISTRATION DOCUMENT - 88

- more traditional private equity funds attracting a wide range of investors (financial and non-financial companies as well as retail investors) and managed by independent asset management firms in Europe, the United States and Canada.

Research areas

Orange is engaged in research in a number of areas to prepare for the future:

- 5G networks: Orange is making an active contribution to European research aimed at defining the solutions, architectures, technologies and standards to be implemented in preparation for the future 5G communication infrastructures that will be rolled out after 2020;

- overall management software platform: as part of the effort to move Orange networks towards all-IP technologies, Orange is conducting research to design an operating environment enabling the software-based management of network resources, Cloud, IT and related services;

- all-Internet approach: research in the area of building and experimenting with service platforms that are fully web-oriented and open to innovation ecosystems;

- Internet of things: Orange is participating in research to define the basic components and technological building blocks that will enable all players to design technical solutions, connected objects and interoperable services, and that will enable Orange to operate the corresponding objects and the data connected to the objects and the sectoral ecosystems (smart city, smart house, etc.);

- trusted partner: Orange is conducting research on cybersecurity and on technologies for authenticating, managing, protecting and anonymizing data. As a member of the Big Data Value Association, Orange will also participate in the public-private partnership on megadata, for which a memorandum of understanding was signed with the European Commission in October 2014;

- managing digital heritage: Orange aims to create technological building blocks and to prototype the services that will enable its customers to manage their own digital heritage in a secure and unified environment.

3.3.2 Patents and Licensing

Valuation of patents

At December 31, 2014, Orange had a portfolio of 7,385 patents in France and abroad (issued or filed) with the goal of protecting its innovations. In order to maximize their value, some of these patents are licensed through programs such as a program for “Turbocodes” technologies that covers 3G mobile networks, or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, and ISDB-T in Japan). Value maximization also concerns software such as engineering tools for the mobile network.

266 new patents were filed in 2014. These patents mainly relate to the Orange Labs network in France.

Orange brand

Most licensees operating under the Orange brand are affiliates of the Orange Group, having entered into a brand license agreement with Orange Brand Services Limited, an indirectly owned subsidiary of Orange SA, and the owner of the Orange brand (see Section 7.5 Related party transactions).

There are however a limited number of licensees which are not Group’s affiliates:

- Partner Communications Company Limited: pursuant to a brand license agreement dated September 14, 1998, the company has operated a telecommunications network under the Orange brand in Israel since 1999. This brand license agreement predates the acquisition of the Orange Group by France Telecom SA, and has no expiration date. The Orange Group has no direct or indirect shareholding in Partner Communications Company Limited;

- Orange Communications SA: following the disposal of its Swiss mobile subsidiary in February 2012, the Group has entered into new trademark license agreements providing for the continued use of the Orange brand in Switzerland and Liechtenstein;

- Orange Austria: following the disposal of Orange’s stake in Orange Austria in January 2013, Orange Austria continues to use the Orange brand in accordance with the license agreement signed on October 3, 2007;

- Orange Dominicana: within the context of the disposal of Orange Dominicana in April 2014, the Group has entered into a new trademark license agreement providing for the continued use of the Orange brand in the Dominican Republic.

See Note 2 to the consolidated financial statements, Changes in scope of consolidation.

ORANGE / 2014 REGISTRATION DOCUMENT - 89

4.1 Consolidated financial statements

4.1.1 Consolidated financial statements

Year ended December 31, 2014

Consolidated income statement

(in millions of euros, except for per share data)	Note	2014	2013	2012
Revenues	3.1	39,445	40,981	43,515
External purchases	4.1	(17,251)	(17,965)	(19,100)
Other operating income	3.2	674	687	900
Other operating expense	4.2	(856)	(508)	(721)
Labour expenses	5.1	(9,066)	(9,019)	(10,363)
Operating taxes and levies	8.1	(1,795)	(1,717)	(1,857)
Gains (losses) on disposal	2	430	119	158
Restructuring costs and similar items	4.3	(469)	(343)	(37)
Depreciation and amortization	7.1	(6,038)	(6,052)	(6,329)
Impairment of goodwill	6.1	(229)	(512)	(1,732)
Impairment of fixed assets	7.2	(59)	(124)	(109)
Share of profits (losses) of associates and joint ventures (1)	9	(215)	(214)	(145)
Operating income (1)		4,571	5,333	4,180
Cost of gross financial debt	10.1	(1,653)	(1,746)	(1,769)
Gains (losses) on assets contributing to net financial debt	10.1	62	59	101
Foreign exchange gains (losses)	10.1	22	(18)	(28)
Other net financial expenses	10.1	(69)	(45)	(32)
Finance costs, net		(1,638)	(1,750)	(1,728)
Income tax	12.1	(1,573)	(1,405)	(1,231)
Consolidated net income after tax of continuing operations (1)		1,360	2,178	1,221
Consolidated net income after tax of discontinued operations (EE) (1)	2.2	(135)	(45)	(117)
Consolidated net income after tax		1,225	2,133	1,104
Net income attributable to owners of the parent		925	1,873	820
Non-controlling interests		300	260	284
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
- basic		0.36	0.73	0.36
- diluted		0.36	0.73	0.35
Net income of discontinued operations
- basic		(0.05)	(0.02)	(0.05)
- diluted		(0.05)	(0.02)	(0.04)
Net income
- basic		0.31	0.71	0.31
- diluted		0.31	0.71	0.31

(1) Orange’s share of EE’s net income is classified under “net income of discontinued operations” for the reported periods of the income statement (see Note 2.2).

ORANGE / 2014 REGISTRATION DOCUMENT - 92

Consolidated statement of comprehensive income

(in millions of euros)	Note	2014	2013	2012
Consolidated net income after tax		1,225	2,133	1,104
Actuarial gains and losses on post-employment benefits	5.2	(150)	23	(83)
Income tax relating to items that will not be reclassified	12.2	29	(4)	29
Share of other comprehensive income in associates and joint ventures that will not be reclassified	9	2	(6)	(22)
Items that will not be reclassified to profit or loss (a)		(119)	13	(76)
Assets available for sale	10.6	(26)	8	7
Cash flow hedges	10.8	(273)	(298)	(394)
Net investment hedges	10.10	(85)	41	99
Exchange differences on translating foreign operations	13.6	285	(314)	104
Income tax relating to items that may be reclassified	12.2	122	88	96
Items that may be reclassified subsequently to profit or loss (b)		23	(475)	(88)
Other comprehensive income for the year of continuing operations (a) + (b)		(96)	(462)	(164)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		(29)	(26)	(20)
Exchange differences on translating foreign operations		387	(139)	160
Share of other comprehensive income in associates and joint ventures that may be reclassified		1	(11)	22
Other comprehensive income for the year of discontinued operations (EE) (c)	2.2	359	(176)	162
Other comprehensive income (a) + (b) + (c)		263	(638)	(2)
Total consolidated comprehensive income		1,488	1,495	1,102
Total comprehensive income attributable to owners of the parent		1,162	1,255	748
Total comprehensive income attributable to non-controlling interests		326	240	354

ORANGE / 2014 REGISTRATION DOCUMENT - 93

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2014	December 31, 2013	December 31, 2012
Assets
Goodwill	6.2	24,784	24,988	25,773
Other Intangible assets	7.3	11,811	11,744	11,818
Property, plant and equipment	7.4	23,314	23,157	23,662
Interests in associates and joint ventures	9	603	6,525	7,431
Non-current financial assets	10.2	4,232	1,963	1,160
Non-current derivatives assets	10.2	579	57	289
Other non-current assets	3.5	76	66	126
Deferred tax assets	12.3	2,817	3,251	3,594
Total non-current assets		68,216	71,751	73,853
Inventories	4.4	709	637	586
Trade receivables	3.3	4,612	4,360	4,635
Current financial assets	10.2	245	209	214
Current derivatives assets	10.2	48	143	11
Other current assets	3.5	677	769	670
Operating taxes and levies receivables	8.2	890	924	1,193
Current tax assets	12.3	132	110	109
Prepaid expenses	4.5	392	377	388
Cash and cash equivalent	10.2	6,758	5,916	8,321
Total current assets		14,463	13,445	16,127
Assets held for sale (1)	2	5,725	637	-
Total assets		88,404	85,833	89,980
Equity and liabilities
Share capital		10,596	10,596	10,596
Additional paid-in capital		16,790	16,790	16,790
Retained earnings (2)		2,173	(3,037)	(3,080)
Equity attributable to the owners of the parent		29,559	24,349	24,306
Non controlling interest		2,142	1,985	2,078
Total equity	13	31,701	26,334	26,384
Non-current financial liabilities	10.2	29,482	30,319	31,903
Non-current derivatives liabilities	10.2	721	1,259	778
Non-current fixed assets payable		564	349	337
Non-current employee benefits	5.2	3,239	2,924	2,989
Non-current provisions for dismantling	7.5	712	687	686
Non-current restructuring provisions	4.3	336	155	98
Other non-current liabilities	4.6	677	696	786
Deferred tax liabilities	12.3	957	954	1,102
Total non-current liabilities		36,688	37,343	38,679
Current financial liabilities	10.2	4,891	7,162	7,366
Current derivatives liabilities	10.2	169	106	81
Current fixed assets payable		1,791	1,922	2,036
Trade payables		5,775	5,618	5,661
Current employee benefits	5.2	1,984	2,009	1,948
Current provisions for dismantling	7.5	21	23	23
Current restructuring provisions	4.3	162	157	55
Other current liabilities	4.6	1,294	1,288	1,280
Operating taxes and levies payables	8.2	1,288	1,200	1,475
Current tax payables	12.3	684	592	2,794
Deferred income	3.4	1,956	1,974	2,198
Total current liabilities		20,015	22,051	24,917
Liabilities related to assets held for sale (1)	2	-	105	-
Total equity and liabilities		88,404	85,833	89,980

(1) EE in 2014 and Orange Dominicana in 2013.

(2) o/w subordinated notes (see Note 13.5).

ORANGE / 2014 REGISTRATION DOCUMENT - 94

Consolidated statements of changes in shareholders’ equity

		Attributable to owners of the parent						Attributable to non-controlling interests
(in millions of euros)	Note	Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total	Total Equity
Balance at January 1, 2012		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	820	(72)	748	284	70	354	1,102
Share-based compensation	5.3	-	-	-	(11)	-	(11)	4	-	4	(7)
Purchase of treasury shares	13.2	-	-	-	(49)	-	(49)	-	-	-	(49)
Dividends	13.3-13.6	-	-	-	(3,632)	-	(3,632)	(579)	-	(579)	(4,211)
Changes in ownership interests with no gain/loss of control	2-13.6	-	-	-	(281)	-	(281)	284	-	284	3
Other movements		-	-	-	(42)	-	(42)	(4)	-	(4)	(46)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,873	(618)	1,255	260	(20)	240	1,495
Share-based compensation	5.3	-	-	-	2	-	2	4	-	4	6
Purchase of treasury shares	13.2	-	-	-	(25)	-	(25)	-	-	-	(25)
Dividends	13.3-13.6	-	-	-	(1,314)	-	(1,314)	(359)	-	(359)	(1,673)
Changes in ownership interests with no gain/loss of control	2	-	-	-	2	-	2	4	-	4	6
Other movements		-	-	-	123	-	123	18	-	18	141
Balance at December 31, 2013		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	925	237	1,162	300	26	326	1,488
Share-based compensation	5.3	-	-	-	170	-	170	3	-	3	173
Purchase of treasury shares	13.2	-	-	-	109	-	109	-	-	-	109
Dividends	13.3-13.6	-	-	-	(1,846)	-	(1,846)	(294)	-	(294)	(2,140)
Subordinated notes	13.4	-	-	-	5,749	-	5,749	-	-	-	5,749
Changes in ownership interests with no gain/loss of control	2	-	-	-	(59)	-	(59)	44	-	44	(15)
Changes in ownership interests with gain/loss of control	2	-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	(11)	-	(11)	6	-	6	(5)
Balance at December 31, 2014		2,648,885,383	10,596	16,790	1,763	410	29,559	1,894	248	2,142	31,701

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instru- ments	Trans- lation adjust- ment	Actuarial gains and losses	Deferred taxes	Other compo- nents of compre- hensive income of associates and joint ventures (1)	Total	Hedging instru- ments	Trans- lation adjust- ment	Actuarial gains and losses	Deferred taxes	Total	Total other compre- hensive income
Balance at January 1, 2012	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	7	(292)	189	(82)	125	(19)	(72)	(3)	75	(1)	(1)	70	(2)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
Variation	8	(257)	(429)	19	83	(42)	(618)	(0)	(24)	4	(0)	(20)	(638)
Balance at December 31, 2013	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395
Variation	(26)	(360)	640	(142)	151	(26)	237	2	32	(8)	(0)	26	263
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	(1)	272	(30)	7	248	658[1]

(1) Amounts excluding translation adjustments.

ORANGE / 2014 REGISTRATION DOCUMENT - 95

Consolidated statement of cash flows

(in millions of euros)	Note	2014	2013	2012
Operating activities
Consolidated net income		1,225	2,133	1,104
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8.1	1,795	1,717	1,857
Gains (losses) on disposal	2	(430)	(119)	(158)
Depreciation and amortization	7.3-7.4	6,038	6,052	6,329
Change in provisions (1)	3-4-5-7	340	82	743
Impairment of goodwill	6.2	229	512	1,732
Impairment of non-current assets	7.2	59	124	109
Share of profits (losses) of associates and joint ventures	9	215	214	145
Net income after tax of discontinued operations (EE)		135	45	117
Operational net foreign exchange and derivatives		1	5	52
Finance costs, net	10.1	1,638	1,750	1,728
Income tax	12.1	1,573	1,405	1,231
Share-based compensation	5.1	78	8	(5)
Changes in working capital requirements
Decrease (increase) in inventories, gross		(73)	(81)	53
Decrease (increase) in trade receivables, gross		(196)	118	331
Increase (decrease) in trade payables		140	51	(244)
Payment of DPTG litigation		-	-	(550)
Changes in other assets and liabilities (2)		(107)	(198)	(210)
Other net cash out
Operating taxes and levies paid	8.2	(1,737)	(1,706)	(1,833)
Dividends received other than from EE		25	50	43
Dividends received from EE		336	270	450
Interest paid and interest rates effects on derivatives, net		(1,724)	(1,886)	(1,863)
Income tax paid	12.3	(758)	(1,141)	(1,145)
Tax litigation related to fiscal year 2005	12.3	-	(2,146)	-
Net cash provided by operating activities (a)		8,802	7,259	10,016
o/w discontinued operations (EE)		468	414	602
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	7.3-7.4	(6,111)	(6,117)	(6,763)
Increase (decrease) in fixed assets payables		98	22	(229)
Proceeds from sales of property, plant and equipment and intangible assets	7	74	98	148
Cash paid for investment securities, net of cash acquired	2	(44)	(69)	(49)
Investments in associates and joint ventures, net of cash acquired	2	(4)	(2)	(45)
Purchases of equity securities measured at fair value	2	(7)	(18)	(24)
Proceeds from sales of Orange Dominicana, net of cash transferred	2.2	771	-	-
Proceeds from sales of Orange Suisse, net of cash transferred	2.2	-	-	1,386
Other proceeds from sales of investment securities, net of cash transferred	2.2	305	76	24
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(33)	(39)	591
Purchase of monetary financial securities in connection with the offer on Jazztel (4)	2.2	(1,400)	-	-
Redemption of loan granted to EE		-	-	222
Other		(1)	5	29
Net cash used in investing activities (b)		(6,352)	(6,044)	(4,710)
o/w discontinued operations (EE)		-	-	228

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Consolidated statement of cash flows

(in millions of euros)	Note	2014	2013	2012
Financing activities
Long-term debt issuances	10.4-10.5	1,460	3,209	2,769
Long-term debt redemptions and repayments	10.4-10.5	(5,101)	(4,001)	(3,139)
Increase (decrease) of bank overdrafts and short-term borrowings	10	(892)	(151)	1,001
Decrease (increase) of deposits and other debt-linked financial assets	10	602	(751)	(178)
Exchange rates effects on derivatives, net		91	(135)	271
Subordinated notes issuance, net of premium and fees	13.5	5,715	-	-
Proceeds (purchases) from treasury shares	13.2	55	(24)	(94)
Proceeds from treasury shares - Employee shareholding plan (Cap’Orange)	5.3	70	-	-
Purchase of ownership interests in Egypt with no gain of control	2.2	-	-	(1,489)
Others changes in ownership interests with no gain/loss of control		(14)	(11)	-
Capital increase (decrease) - owners of the parent company		-	-	-
Capital increase (decrease) - non-controlling interests		-	-	2
Dividends paid to owners of the parent company	13.3	(1,846)	(1,314)	(3,632)
Dividends paid to non-controlling interests	13.6	(294)	(359)	(583)
Net cash used in financing activities (c)		(154)	(3,537)	(5,072)
o/w discontinued operations (EE)		2	(195)	280
Net change in cash and cash equivalents (a) + (b) + (c)		2,296	(2,322)	234
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		5,934	8,321	8,061
o/w cash and cash equivalents		5,916	8,321	8,044
o/w discontinued operations		18	-	17
Cash change in cash and cash equivalents		2,296	(2,322)	234
Non-cash change in cash and cash equivalents		(1,472)	(65)	26
Pledged monetary financial securities in connection with the offer on Jazztel (4)	2.2	(1,501)	-	-
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		29	(65)	26
Cash and cash equivalents - closing balance		6,758	5,934	8,321
o/w cash and cash equivalents		6,758	5,916	8,321
o/w discontinued operations	2.2	-	18	-

(1) Mainly including provision for depreciation of trade receivables (Note 3.3), depreciation of inventories (Note 4.4), provision for restructuring (Note 4.3), provision for litigations (Note 4.6), provision for employee benefits (Note 5) and provision for dismantling (Note 7.5).

(2) Excluding operating tax receivables and payables.

(3) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 87 million euros (95 million euros at December 31, 2013 and 47 million euros at December 31, 2012) have no impact on the statement of cash flows at the time of acquisition.

(4) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros (Note 2.2), of which 1.4 billion euros for negotiable debt securities and 1.5 billion euros for UCITS respectively disclosed initially in non-current financial assets and in cash and cash equivalents. This operation does not impact the statement of cash flows: the transfer of UCITS into non-current financial assets is disclosed within non cash change in cash and cash equivalents for 1.5 billion euros.

ORANGE / 2014 REGISTRATION DOCUMENT - 97

Segment information

Consolidated income statement for the year ended December 31, 2014

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	19,304	3,876	2,918	7,374
- external	18,536	3,842	2,883	6,991
- inter-segments	768	34	35	383
External purchases	(7,396)	(2,516)	(1,461)	(3,806)
Other operating income	978	96	75	116
Other operating expenses	(557)	(147)	(95)	(231)
Labor expenses	(4,765)	(205)	(448)	(734)
Operating taxes and levies	(977)	(146)	(79)	(422)
Gains (losses) on disposal	-	-	82	246
Restructuring costs and similar items	(77)	-	2	(24)
Reported EBITDA	6,510	958	994	2,519
Depreciation and amortization	(2,632)	(584)	(731)	(1,315)
Impairment of goodwill	-	-	-	(229)
Impairment of fixed assets	(6)	-	(4)	(46)
Share of profits (losses) of associates and joint ventures	(2)	-	-	(196)
Operating income	3,870	374	259	733
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
- excluding telecommunications licenses	2,799	585	418	1,222
- telecommunications licenses	-	2	90	383
- financed through finance leases	-	1	6	1
Total investments (3)	2,799	588	514	1,606

(1) Including revenues of 4,362 million euros in France, 28 million euros in Spain, 15 million euros in Poland and 1,894 million euros in other countries. Including tangible and intangible assets of 245 million euros in France and 113 million euros in other countries.

(2) Including revenues of 1,688 million euros in France and 126 million euros in other countries. Including tangible and intangible assets of 309 million euros in France and 24 million euros in other countries.

(3) Including 1,905 million euros for other intangible assets and 4,293 million euros for other tangible assets.

(4) EE is presented as discontinued operation (see Note 2.2).

ORANGE / 2014 REGISTRATION DOCUMENT - 98

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
6,299	1,814	(2,140)	39,445	7,847
5,935	1,258	-	39,445	7,847
364	556	(2,140)	-	-
(3,645)	(2,994)	4,567	(17,251)	(5,180)
144	2,520	(3,255)	674	40
(158)	(496)	828	(856)	(252)
(1,610)	(1,304)	-	(9,066)	(536)
(92)	(79)	-	(1,795)	(117)
22	80	-	430	3
(50)	(320)	-	(469)	(528)
910	(779)	-	11,112	1,277
(343)	(433)	-	(6,038)	(1,465)
-	-	-	(229)	-
-	(3)	-	(59)	-
(15)	(2)	-	(215)	(7)
552	(1,217)	-	4,571	(195)
			(1,638)	(121)
			(1,573)	46
			1,360	-
			(135) (4)	(270)
			1,225	(270)
325	287	-	5,636	723
-	-	-	475	-
33	46	-	87	10
358	333	-	6,198	733

Consolidated income statement for the year ended December 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	20,018	4,052	3,079	7,792
- external	19,192	4,015	3,042	7,400
- inter-operating segments	826	37	37	392
External purchases	(7,487)	(2,619)	(1,534)	(4,101)
Other operating income	994	122	76	134
Other operating expense	(668)	(151)	(102)	(294)
Labor expenses	(4,868)	(218)	(464)	(747)
Operating taxes and levies	(1,009)	(148)	(77)	(321)
Gain (losses) on disposal of businesses and assets	-	-	4	68
Restructuring costs and similar items	(220)	-	(45)	(20)
Reported EBITDA	6,760	1,038	937	2,511
Depreciation and amortization	(2,534)	(578)	(734)	(1,371)
Impairment of goodwill	-	-	-	(497)
Impairment of fixed assets	(24)	-	(2)	(96)
Share of profits (losses) of associates and joint ventures	(1)	-	-	(196)
Operating income	4,201	460	201	351
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
- excluding telecommunications licenses	2,833	562	457	1,163
- telecommunications licenses	28	22	63	373
- financed through finance leases	-	4	-	6
Total investments (3)	2,861	588	520	1,542

(1) Including revenues of 4,556 million euros in France, 30 million euros in Spain, 14 million euros in Poland and 1,913 million euros in other countries. Including tangible and intangible assets of 239 million euros in France and 104 million euros in other countries.

(2) Including revenues of 1,572 million euros in France and 130 million euros in other countries. Including tangible and intangible assets of 337 million euros in France and 21 million euros in other countries.

(3) Including 1,942 million euros for other intangible assets and 4,270 million euros for other tangible assets.

(4) EE is presented as discontinued operation (see Note 2.2).

ORANGE / 2014 REGISTRATION DOCUMENT - 100

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
6,513	1,702	(2,175)	40,981	7,632
6,118	1,214	-	40,981	7,632
395	488	(2,175)	-	-
(3,787)	(3,230)	4,793	(17,965)	(5,126)
140	2,769	(3,548)	687	39
(171)	(52)	930	(508)	(262)
(1,577)	(1,145)	-	(9,019)	(540)
(92)	(70)	-	(1,717)	(134)
3	44	-	119	33
(25)	(33)	-	(343)	(96)
1,004	(15)	-	12,235	1,546
(352)	(483)	-	(6,052)	(1,539)
-	(15)	-	(512)	-
-	(2)	-	(124)	-
(10)	(7)	-	(214)	(8)
642	(522)	-	5,333	(1)
			(1,750)	(117)
			(1,405)	28
			2,178	-
			(45) (4)	(90)
			2,133	(90)
311	305	-	5,631	686
-	-	-	486	731
32	53	-	95	-
343	358	-	6,212	1,417

Consolidated income statement for the year ended December 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	21,431	4,027	3,381	8,281
- external	20,545	3,983	3,345	7,924
- inter-operating segments	886	44	36	357
External purchases	(8,178)	(2,654)	(1,662)	(4,337)
Other operating income	1,039	73	115	140
Other operating expense	(603)	(165)	(124)	(238)
Labor expenses	(5,850)	(195)	(486)	(764)
Operating taxes and levies	(1,060)	(135)	(74)	(281)
Gain (losses) on disposal of businesses and assets	(1)	-	4	95
Restructuring costs and similar items	(15)	-	2	(3)
Reported EBITDA	6,763	951	1,156	2,893
Depreciation and amortization	(2,431)	(774)	(769)	(1,515)
Impairment of goodwill	-	-	(889)	(839)
Impairment of fixed assets	(26)	(8)	(4)	(62)
Share of profits (losses) of associates and joint ventures	-	-	1	(145)
Operating income	4,306	169	(505)	332
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
- excluding telecommunications licenses	2,712	473	558	1,308
- telecommunications licenses	902	1	-	42
- financed through finance leases	-	8	-	3
Total investments (3)	3,614	482	558	1,353

(1) Including revenues of 4,901 million euros in France, 32 million euros in Spain, 15 million euros in Poland and 2 053 million euros in other countries. Including tangible and intangible assets of 242 million euros in France and 119 million euros in other countries.

(2) Including revenues of 1,471 million euros in France and 152 million euros in other countries. Including tangible and intangible assets of 421 million euros in France and 21 million euros in other countries.

(3) Including 2,472 million euros for other intangible assets and 4,338 million euros for other tangible assets.

(4) EE is presented as discontinued operation (see Note 2.2).

ORANGE / 2014 REGISTRATION DOCUMENT - 102

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
7,001	1,623	(2,229)	43,515	8,207
6,578	1,140	-	43,515	8,207
423	483	(2,229)	-	-
(4,044)	(3,203)	4,978	(19,100)	(5,690)
161	3,098	(3,726)	900	47
(172)	(396)	977	(721)	(361)
(1,674)	(1,394)	-	(10,363)	(570)
(120)	(187)	-	(1,857)	(156)
(1)	61	-	158	(1)
(17)	(4)	-	(37)	(138)
1,134	(402)	-	12,495	1,338
(363)	(477)	-	(6,329)	(1,545)
(4)	-	-	(1,732)	-
(7)	(2)	-	(109)	-
3	(4)	-	(145)	-
763	(885)	-	4,180	(207)
			(1,728)	(99)
			(1,231)	72
			1,221	-
			(117) (4)	(235)
			1,104	(235)
352	415	-	5,818	751
-	-	-	945	-
9	27	-	47	(4)
361	442	-	6,810	747

Consolidated statement of financial position for year ended December 31, 2014

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	767	3,382
Other intangible assets	3,560	1,219	753	2,230
Property, plant and equipment	11,696	1,820	2,740	4,749
Interests in associates and joint ventures	1	1	-	523
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	1	7
Total non-current assets	30,643	7,763	4,261	10,891
Inventories	385	63	47	141
Trade receivables	1,534	866	354	1,035
Prepaid expenses	75	35	17	69
Current assets included in the calculation of net financial debt	-	-	-	-
Other	726	8	35	286
Total current assets	2,720	972	453	1,531
Assets held for sale (4)	-	-	-	-
Total assets	33,363	8,735	4,714	12,422
Equity	-	-	-	-
Fixed assets payables	123	-	202	239
Non-current employee benefits	2,074	-	82	87
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	820	141	71	132
Total non-current liabilities	3,017	141	355	458
Fixed assets payables	672	282	167	542
Trade payables	2,411	815	303	1,195
Current employee benefits	1,144	27	42	127
Deferred income	1,189	75	105	309
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	785	64	214	632
Total current liabilities	6,201	1,263	831	2,805
Liabilities related to assets held for sale (4)	-	-	-	-
Total equity and liabilities	9,218	1,404	1,186	3,263

(1) Some trade receivables generated by the Enterprise segment (approximately 264 million euros) are included in the France segment, which is responsible for their collection. Including tangible and intangible assets of 525 million euros in France and 251 million euros in other countries.

(2) Including tangible and intangible assets of 2,368 million euros in France and 80 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

(4) Relating to EE (see Note 2.2).

ORANGE / 2014 REGISTRATION DOCUMENT - 104

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
447	83	-	24,784	7,314
309	3,740	-	11,811	5,360
467	1,842	-	23,314	2,893
72	6	-	603	3
-	-	1,201	1,201	-
9	-	6,482	6,503	324
1,304	5,671	7,683	68,216	15,894
25	48	-	709	98
665	794	(636)	4,612	979
118	85	(7)	392	250
-	-	7,010	7,010	531
137	156	392	1,740	36
945	1,083	6,759	14,463	1,894
-	5,725	-	5,725	-
2,249	12,479	14,442	88,404	17,788
-	-	31,701	31,701	11,450
-	-	-	564	23
290	706	-	3,239	208
-	-	30,203	30,203	2,705
30	308	1,180	2,682	357
320	1,014	31,383	36,688	3,293
43	87	(2)	1,791	394
603	1,084	(636)	5,775	1,968
338	306	-	1,984	86
188	98	(8)	1,956	306
-	-	5,060	5,060	57
198	660	896	3,449	234
1,370	2,235	5,310	20,015	3,045
-	-	-	-	-
1,690	3,249	68,394	88,404	17,788

Consolidated statement of financial position for year ended December 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	789	3,583
Other intangible assets	3,694	1,301	743	1,945
Property, plant and equipment	11,398	1,733	3,080	4,551
Interests in associates and joint ventures	2	2	-	561
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	-
Total non current assets	30,480	7,759	4,612	10,640
Inventories	311	62	48	143
Trade receivables	1,617	590	296	1,042
Prepaid expenses	64	38	21	59
Current assets included in the calculation of net financial debt	-	-	-	-
Other	674	39	20	364
Total current assets	2,666	729	385	1,608
Assets held for sale (4)	-	-	-	637
Total assets	33,146	8,488	4,997	12,885
Equity	-	-	-	-
Fixed assets payables	111	2	222	14
Non-current employee benefits	1,953	-	72	76
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	880	158	75	131
Total non-current liabilities	2,944	160	369	221
Fixed assets payables	779	314	178	533
Trade payables	2,438	754	291	1,114
Current employee benefits	1,150	45	47	125
Deferred income	1,226	80	109	302
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	786	76	266	621
Total current liabilities	6,379	1,269	891	2,695
Liabilities related to assets held for sale (4)	-	-	-	105
Total equity and liabilities	9,323	1,429	1,260	3,021

(1) Some trade receivables generated by the Enterprise segment (approximately 228 million euros) are presented in the France segment, which is responsible for their collection. Including tangible and intangible assets of 518 million euros in France and 248 million euros in other countries.

(2) Including tangible and intangible assets of 2,491 million euros in France and 67 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

(4) Relating to Orange Dominicana (see Note 2.2).

ORANGE / 2014 REGISTRATION DOCUMENT - 106

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
428	83	-	24,988	6,828
318	3,743	-	11,744	5,640
447	1,948	-	23,157	2,774
114	5,846	-	6,525	5
-	-	1,203	1,203	58
9	-	4,121	4,134	210
1,316	11,620	5,324	71,751	15,515
26	47		637	102
657	863	(705)	4,360	916
107	103	(15)	377	453
-	-	6,230	6,230	507
138	209	397	1,841	27
928	1,222	5,907	13,445	2,005
-	-	-	637
2,244	12,842	11,231	85,833	17,520
-	-	26,334	26,334	11,674
-	-	-	349	22
225	598	-	2,924	145
-	-	31,578	31,578	2,615
19	49	1,180	2,492	352
244	647	32,758	37,343	3,134
38	82	(2)	1,922	209
591	1,134	(704)	5,618	1,816
323	319	-	2,009	66
172	100	(15)	1,974	275
-	-	7,268	7,268	55
189	487	835	3,260	291
1,313	2,122	7,382	22,051	2,712
-	-	-	105	-
1,557	2,769	66,474	85,833	17,520

Consolidated statement of financial position for year ended December 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,347	4,723	802	4,405
Other intangible assets	3,740	1,292	720	2,001
Property, plant and equipment	11,023	1,683	3,417	5,041
Interests in associates and joint ventures	4	2	5	794
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	55
Total non current assets	30,118	7,700	4,944	12,296
Inventories	242	75	48	148
Trade receivables	1,924	428	345	1,151
Prepaid expenses	73	37	17	61
Current assets included in the calculation of net financial debt	-	-	-	-
Other	994	26	27	387
Total current assets	3,233	566	437	1,747
Total assets	33,351	8,266	5,381	14,043
Equity	-	-	-	-
Fixed assets payables	134	5	185	13
Non-current employee benefits	2,017	6	93	76
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	823	171	67	124
Total non-current liabilities	2,974	182	345	213
Fixed assets payables	669	274	240	697
Trade payables	2,506	713	305	1,207
Current employee benefits	1,114	28	50	133
Deferred income	1,372	92	133	321
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	986	69	273	605
Total current liabilities	6,647	1,176	1,001	2,963
Total liabilities	9,621	1,358	1,346	3,176

(1) Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are included in the France segment, which is responsible for their collection. Including tangible and intangible assets of 530 million euros in France and 277 million euros in other countries.

(2) Including tangible and intangible assets of 2,558 million euros in France and 65 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

ORANGE / 2014 REGISTRATION DOCUMENT - 108

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
425	71	-	25,773	6,975
327	3,738	-	11,818	5,626
480	2,018	-	23,662	2,911
123	6,503	-	7,431	20
-	-	661	661	30
9	1	4,439	4,508	340
1,364	12,331	5,100	73,853	15,902
30	43	-	586	156
743	575	(531)	4,635	956
119	102	(21)	388	464
-	-	8,467	8,467	1,037
140	283	194	2,051	17
1,032	1,003	8,109	16,127	2,630
2,396	13,334	13,209	89,980	18,532
-	-	26,384	26,384	12,657
-	-	-	337
228	569	-	2,989	75
-	-	32,681	32,681	2,598
8	143	1,336	2,672	500
236	712	34,017	38,679	3,173
51	106	(1)	2,036	250
577	884	(531)	5,661	1,770
329	294	-	1,948	53
201	100	(21)	2,198	291
-	-	7,447	7,447	41
216	686	2,792	5,627	297
1,374	2,070	9,686	24,917	2,702
1,610	2,782	70,087	89,980	18,532

Notes to the consolidated financial statements

ORANGE / 2014 REGISTRATION DOCUMENT - 110

Note 1 Description of business and basis of preparation of the consolidated financial statements

1.1 Description of business

Orange (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East.

Telecommunications operator activities are regulated and dependent upon the granting of licenses.

1.2 Basis of preparation of the 2014 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 16, 2015 and will be submitted for approval at the Shareholders’ Meeting on May 27, 2015.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2014 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2013 and 2012 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the 2014 financial year are based on:

- the following new standards and interpretations in 2014, considering that on January 1, 2013 the Group earlier applied IAS 28 (revised 2011) - Investments in Associates and Joint Ventures, IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and IFRS 13 - Fair Value Measurement:

Standard/Interpretation	Consequences for the Group
IFRIC 21 - Levies

Because the Group is listed in the United States, it applied IFRIC 21 from January 1, 2014, i.e. earlier than the compulsory application date within the European Union. This interpretation: - defines the obligating event that gives rise to a liability to pay a levy (as the activity that triggers the payment of the levy), as identified by the relevant legislation, and - refers to other standards to determine whether the recognized liability gives rise to an asset or an expense. Due to some diversity in applying IFRIC 21 to levies based on assets required for the production of services, the Group submitted this issue to the IFRS Interpretations Committee (IFRS IC). The Group is mainly affected by the flat-rate tax on network businesses (IFER in France) and miscellaneous levies on the equipment or property tax telecommunications networks. Two accounting views could be considered. According to: - one view: the levies should be expensed when accrued for in accordance with IFRIC 21 since they would be administrative costs, - another view (the one applied by the Group): these levies are part of the production cost in accordance with IAS 2 and should be incorporated into the production cost and thus into the cost of sales over a period not exceeding one year. Furthermore, this last view is consistent with the IAS 18 principle of matching costs with revenues. The IFRS IC has not ruled on this matter at this stage which does not affect the annual results but could affect the interim results. In addition, the application of this interpretation has no material effect on the consolidated equity.

- the recognition on and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

ORANGE / 2014 REGISTRATION DOCUMENT - 111

- the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those that were implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions to any business combinations prior to the transition date Additional ownership interest purchase accounted for as goodwill for the difference between the acquisition cost and the non-controlling interests’ share in net equity, with no remeasurement of the assets acquired and liabilities assumed

IAS 16	Property, Plant and Equipment and Intangible Assets	Measurement of property, plant and equipment and intangible assets at historical cost, and except for certain real estate assets held by Orange Polska and certain items of
IAS 38		property, plant and equipment owned by Orange SA which were remeasured at fair value at the time of the change in company status and deregulation of the telecommunications market in 1996
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

- accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Contribution of a business to a joint venture	18.2
Operating taxes and levies	18.8
Income taxes	18.12
Non-controlling interests
- Change in ownership interest in a subsidiary	18.13
- Commitments to purchase non-controlling interests

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

- fairly present the Group’s financial position, financial performance and cash flows;

- reflect the economic substance of transactions;

- are neutral;

- are prepared on a prudent basis; and

- are complete in all material respects.

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1.3 Standards and interpretations compulsory after December 31, 2014 with no early application elected by the Group

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements:

Standard/Interpretation (application date for the Group)	Consequences for the Group
Amendment to IFRS 11 Accounting for acquisitions business, as defined in IFRS 3 shall apply all of IFRS 3 accounting principles for business (January 1, 2016)

This amendment should be applied on a prospective basis.

The acquirer of an interest in a joint operation in which the activity constitutes a of interests in joint operations combinations accounting.

This amendment could potentially affect the accounting for future network sharing arrangements between telecommunications operators.

IFRS 15 Revenue from Contracts with Customers (January 1, 2017)

This standard should be applied on a retrospective basis.

This standard should mainly affect the Group recognition revenue with respect to:

- long-term services contracts;

- multiple element arrangements: the total revenue will not change but the allocation of the revenue between the communication and handset component will change and therefore the timing of the revenue recognition will be accelerated (no contingent revenue cap);

- subscriber acquisition and retention cost: the portion of these costs relating to incremental costs to acquire a contract (i.e. payment to distributors directly attributable to contract acquisition, excluding subsidies) will be eligible for deferral.

For the record, the accounting principles currently applied by the Group are disclosed in Notes 18.3 and 18.4 attached to the Group consolidated financial statements as of December 31, 2014.

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1.4 Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2014 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are explained in Note 18 and in the following notes to the financial statements:

Estimate		Nature of estimate and/or judgment
Note 2	Control

Requiring judgment in certain circumstances and continuous control assessment which can affect the perimeter of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Changes in scope of consolidation

Identifying intangible assets acquired through business combinations and selection of key measurement methods and assumptions

Allocating goodwill to Cash-Generating Unit (CGU)

Remeasuring at fair value the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Identifying separable components of a bundled offer based on the individual component’s relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship Reporting revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 4	Purchases and other expenses	Provision for claims and litigations: assumptions underlying legal assessment and risk measurement Onerous supplier contracts: trigger event and underlying measurement assumptions
Note 5	Employee benefits	Discount rate, inflation rate, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 6	Goodwill

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessing the economic and financial environment of the countries in which the Group operates

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessing assets’ useful life based on assessment of the technological, legal or economic environments

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Qualifying network, sites or equipment sharing among operators as joint operations

TowerCos arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 10	Financial assets and liabilities, net finance costs

Distinguishing equity and debt: assessing specific contractual clauses, notably the and 13 remuneration revision clauses when assessing the absence of obligation to deliver cash (perpetual subordinated notes, perpetual bonds redeemable for shares)

Note 11	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, non-performance risk assessment, unit of account relating to investments accounted for under the equity method
Note 12	Income tax	Assumptions used for recognition of deferred tax assets arising from the carryforward of unused tax losses Assessing technical merits of the tax legislation positions

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Of the items listed above, the key sources of variability of the Group’s net income due to these accounting judgments, assumptions and uncertainties are related to the following (without ranking in order of importance, which is not possible given the inherent uncertainty of the information):

Topic		Key sources of variability of the Group’s net income
Notes 4, 8, 12 and 15	Risk of resources outflow linked to claims and litigation and to tax legislation	Assessing and measuring technical merits of the interpretations and legislative positions
Note 6.3, 6.4, 7.2, 7.3 and 9	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)	Sensitivity to discount rates, perpetual growth rates, financial parameters and business plans’ assumptions
Note 5.2	Employee benefits	Sensitivity to discount rates and participation rate of seniors to the specific plans
Note 11	Financial market risks

Sensitivity of net finance costs to market interest and exchange rates (Note 11.1)

Sensitivity of assets and liabilities to foreign exchange exposure (Note 11.2)

Sensitivity of cash deposits to changes in market interest and exchange rates (Note 11.5)

Note 2 Gains and losses on disposal and main changes in scope of consolidation

2.1 Net gain on disposal

The net gain on disposal was 430 million euros in 2014 compared to 119 and 158 million euros in 2013 and 2012 respectively. In 2014, the gain results mainly from the disposal of Orange Dominicana (280 million euros) and the sale of property assets (41 million euros). In 2013, the gain results mainly from the disposal of Orange Austria (73 million euros) and the sale of property assets (36 million euros). In 2012, the gain was mainly due to the disposal of Orange Suisse (92 million euros) and the disposal of property assets (53 million euros).

2.2 Main changes in scope of consolidation

Changes in scope of consolidation during 2014

Disposal of Orange Dominicana

Following the agreement signed on November 26, 2013 and the approval of all the regulatory authorizations, Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana’s assets and liabilities were classified respectively as “assets held for sale” and “liabilities related to assets held for sale” in the statement of financial position as at December 31, 2013.

Based on an enterprise value agreed by the parties, the selling price of Orange Dominicana’s shares amounts to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gain recorded on the Orange Dominicana disposal amounts to 280 million euros as at December 31, 2014. The Group paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net after tax cash-in at the end of December 2014 amounts to 771 million euros.

(in millions of euros)		December 31, 2014
Fair value of interest in Orange Dominicana		1,038
Transaction costs		(20)
Orange Dominicana net value	(a)	1,018
Book value of Orange Dominicana	(b)	570
Reclassification adjustment of other comprehensive income to net income for the period (1)	(c)	(168)
Gains on disposal	(a) - (b) + (c)	280
Income tax		(172)

(1) Related to the reclassification of the cumulative translation adjustments.

ORANGE / 2014 REGISTRATION DOCUMENT - 115

The customary contractual warranty clauses granted as part of this transaction are capped at 10% of the selling price (140 million dollars), with a global deductible of 10 million dollars. These warranties will expire in April 2015, except for tax and social issues which will expire at the end of the relevant regulatory statute of limitation, in 2018.

Loss of control of Telkom Kenya

In 2014, Orange intended to implement certain solutions allowing to respond to Telkom Kenya’s financial difficulties. During the fourth quarter, due to continuing disagreements with the government of Kenya, its co-shareholder, Orange concluded it was contractually unable to implement these solutions without the latter’s agreement. This led the Group to conclude that it had lost control over the entity.

Orange’s investment in Telkom Kenya is therefore accounted for under the equity method from December 31, 2014. This change in accounting method has no material impact on the 2014 net income and (83) million euros were reclassified from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

Transaction in progress at 2014 year-end

Jazztel acquisition

On September 15, 2014, Orange announced the launch of a friendly take-over bid for 100% of Jazztel shares, a telecom operator in Spain. The offer will enable Jazztel shareholders to receive 13 euros per share in cash. The purchase price of Jazztel’s whole capital would amount to 3.4 billion euros.

On 4 December 2014, the European Commission announced its decision to carry on its review of Orange’s takeover bid. The ruling will be known during the second quarter of 2015. The offer is also being reviewed by the Spanish stock market authority (CNMV).

The Group has pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantee to secure the offer. These securities have been reported as non-current financial assets (i.e. excluded from the cash equivalents) as at December 31, 2014.

Disposal of EE

On February 5, 2015, Orange and Deutsche Telekom, which respectively own 50% of EE, signed agreements with BT Group plc (BT) to sell 100% of their shares in EE. The parties agreed on an enterprise value of 12.5 billion pound sterlings (circa 16.7 billion euros).

As a result of this transaction, Orange will receive approximately 3.4 billion pound sterlings (circa 4.6 billion euros) in cash and a 4% stake in the combined BT-EE entity, following the issuance of new BT shares. This amount will be subject to adjustments relating to EE’s net debt, working capital and capital expenditures at the closing date.

A cap and collar protection mechanism on the portion of the equity consideration has been agreed. Hence, any change within 4% in BT’s share price, compared to a 4.115 punds reference price per share, would imply a price adjustment of the cash consideration in order that the amount paid by BT to Orange and Deutsche Telekom remains the same as if calculated based on the above reference price.

As it is usual for this type of transactions, Orange committed to support 50% of the warranties granted to BT which are capped at 2.25 billion pound sterlings (c. 3.0 billion euros) for 100% of the shares. These warranties will expire 18 months after the closing date, except for the tax and social warranties (7 years).

The transaction’s long stop date is 18 months from February 5, 2015, i.e. until August 4, 2016.

The transaction is subject to clearance by the English Competition Authority, approval by the shareholders of BT and absence of any material adverse change which would affect EE and its subsidiaries or BT.

EE’s investment is reported under a separate specific line “Assets available for sale” in the statement of financial position as at December 31, 2014. Orange’s share of EE’s net income is classified under “net income of discontinued operations’ for the reported periods of the income statement.

Other than the share of net income and dividends received, the operations performed between the Group and EE are reflected as follows in Orange’s consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Assets
Trade receivables	38	55	74
Other current assets	-	-	1
Liabilities
Trade payables	(7)	(11)	(18)
Advances from partners	(230)	(217)	(417)
Income statement
Revenues	26	34	44
Other operating income	104 (1)	116	146
External purchases and other operating expenses	(11)	(19)	(30)
Finance cost, net	(0)	-	1

(1) Including 48 million euros invoiced for services and 43 million euros for brand fees.

ORANGE / 2014 REGISTRATION DOCUMENT - 116

Changes in scope of consolidation during 2013

Disposal of Orange Austria

On January 3, 2013, as per the agreements of February 2, 2012 and after securing the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchinson 3G Holdings, a subsidiary of Hutchinson Whampoa. Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

Orange sold its share in Orange Austria for 73 million euros, net of disposal costs and after price adjustment. This amount corresponds to the gain on disposal recognized in the income statement.

The divestment has ended the commitments between Orange and its partner Mid Europa Partners. Furthermore, the Group has granted usual guarantees in this type of transaction to the acquirer, Hutchison 3G Holdings.

Dailymotion takeover

On January 10, 2013, Orange purchased a 51% ownership interest in Dailymotion in accordance with the forward purchase agreement signed on July 2012 for a total amount of 61 million euros.

Following the first acquisition stake of 49% in April 2011 for a total consideration of 66 million euros, Dailymotion is now a wholly-owned subsidiary of the Group.

Goodwill has been recognized for 69 million euros, after allocating the purchase price to the assets acquired (mainly technical platform) and liabilities assumed.

Disposal of Sonaecom

Following the agreements signed on February 15, 2013 with Sonae, Orange disposed its whole stake in Sonaecom (20%) for 105 million euros, which payment was received on August 15, 2014.

This disposal has no effect on the income statement as the transfer value corresponds to the carrying amount.

Changes in scope of consolidation during 2012

Egypt

Description of the transaction

On April 11, 2012, Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed agreements amending their 2010 agreements covering the partial disposal of ECMS shares held directly and indirectly by OTMT, the evolution of the partnership between Orange and OTMT and the terms and conditions for OTMT’s future exit from ECMS.

At the end of the tender offer period which was carried out from April 24 to May 23, 2012 at a price of 202.5 Egyptian pounds per share, MT Telecom SCRL, a wholly-owned subsidiary of Orange, acquired 93.92% of ECMS. The remainder of the shares is held by OTMT (which retains a 5% stake as provided for under the agreements) and the public that did not tender their shares to the offer (who retains 1.08%). In addition, the Group sold 28.75% of MT Telecom’s voting rights to OTMT, which continues to be represented on the Board of Directors of ECMS.

The Group granted OTMT a put option for the 5 million ECMS shares (representing 5% of the share capital) which OTMT still owns. This option is exercisable in one-third increments each year, from 2015 to 2017, during the period from January 1 to February 28 in each of those years. The exercise price per ECMS share will accrete over time, ranging from 33.69 euros in 2015 to 37.14 euros in 2017. The exercise of this option in its entirety will automatically lead to the disposal of OTMT’s 28.75 million voting rights in MT Telecom at accreting prices per voting right ranging from 1.68 euros in 2015 to 1.86 euros in 2017. OTMT also has a put option on its voting rights in MT Telecom in the event of termination of the shareholders’ agreement under the conditions provided in the agreement, as well as an exit right for all of its interests in ECMS and MT Telecom in the event that Orange transfers shares to a third party.

Furthermore, Orange has a call option covering all of OTMT’s interests in ECMS, which is exercisable from 2013 to 2017 during the period from January 1 to February 28, at a price to be determined under the same conditions as those applying to the put option granted by the Group to OTMT (from 30.56 euros per share in 2013 to 37.14 euros per share in 2017). Under the 2012 agreements, Orange also has a call option on the ECMS shares held by OTMT in the event of a change of control over OTMT, at a price based on the market value of ECMS. OTMT also granted Orange a right of first refusal over any sale by OTMT of its interest in ECMS.

In accordance with the 2012 agreements, the services contract between OTMT and ECMS has been assigned to Orange in consideration for payment to OTMT of a 110 million euros compensation during the last quarter of 2012.

Accounting effects in 2012

The accounting principles pertaining to transactions with non-controlling shareholders are described in Note 18.13 of the Group’s consolidated financial statements for the year ended December 31, 2014.

The 2012 agreements are considered as a transaction with non-controlling interests to be accounted for as an equity transaction.

The amount of the financial debts recognized under the terms of the 2010 agreements due to the put option granted to OTMT and the triggering of a public tender offer for the ECMS shares held by the free float (1,937 million euros at December 31, 2011) was revised as of the effective date of the 2012 agreements. The accounting principle applied by the Group is to recognize any change in the value of financial liabilities relating to the purchase commitments granted to the non-controlling interests against net financial income. Consequently, the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float resulted in a reduction in financial debts, with the recognition of financial income of 272 million euros in the first half of 2012, as of the date on which the 2012 agreements became effective.

The Group paid out 1,489 million euros (excluding the effects of foreign exchange hedges) for the purchase of the ECMS shares from OTMT and the free float, which was classified as cash used in financing activities in the consolidated statement of cash flows.

The Group’s net debt resulting from the commitments to the ECMS shares was reduced by 228 million euros in 2012, broken down into 272 million euros in respect of the revision of the 2010 agreements and (44) million euros in respect of the periodic revision of the commitment (price and foreign exchange effect).

An outstanding financial liability of 220 million euros was recognized due to the put option held by OTMT for its remaining interests in ECMS and MT Telecom as at December 31, 2012. During the last quarter of 2012, the Group also paid the 110 million euros compensation and related stamp duties of 6 million euros which were accounted for against operating income.

Disposal of Orange Suisse

Following the approval of all the regulatory authorizations, Orange sold 100% of Orange Communication SA (Orange Suisse) to Matterhorn Mobile SA on February 29, 2012.

Based on an enterprise value of 2 billion Swiss francs, i.e 1.6 billion euros, the net cash amount received by Orange amounted to 1,482 million euros, including the acquisition-related costs (primarily mobile frequencies acquisition costs, granted in February 2012), and 1,386 million euros including the amount paid for the currency hedge settlement.

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The gain recorded on the Orange Suisse disposal was 92 million euros on December 31, 2012 (after transaction costs revision and post-closing adjustment on net financial debt and working capital).

(in millions of euros)		2012
Fair value of interest in Orange Suisse		1,638
Mobile frequencies		(115)
Others transaction costs		(41)
Orange Suisse net value, excluding net debt	(a)	1,482
Orange Suisse net debt due to Orange group (1)	(b)	(413)
Book value of Orange Suisse	(c)	1,020
Reclassification adjustment of other comprehensive income in net income (2)	(d)	43
Gain on disposal	(a) + (b) - (c) + (d)	92

(1) This net debt has been reimbursed to Orange at the closing date.

(2) o/w 167 millions of euros related to the reclassification to net income of cumulative translation adjustments, (96) million euros related to the amount paid for the currency hedge settlement, (39) millions of euros related to the reclassification to net income of the actuarial losses and 11 millions of euros related to the reclassification of the income tax on those items.

As part of this transaction, the contractual commitment in case of enforcement of the standard warranty clauses is capped at 200 million Swiss francs. These warranties expired on June 30, 2013, except for tax-related warranties and warranties as to stock ownership, which will expire at the end of the regulatory statute of limitation period, in 2017.

In addition, Orange is likely to benefit from contingent additional considerations up to February, 28 2017 if, in the forthcoming years, Orange Suisse participates to a merger within the Swiss telecommunications market or is involved in a significant mobile access network sharing with its competitors. The transaction announced between NJJ Capital and Mattermhorn Mobile SA at the end of December 2014 does not trigger this earn-out.

OCS

In accordance with the partnership signed in November 2011, Canal+ Group acquired in April 2012 a 33.3% stake in OCS. This partnership includes commercial agreements for which the two groups are required to distribute OCS TV packages.

In application of the decision rendered by the French Competition Authority on July 23, 2012, Canal+ Group entered into a process of designation of two independent Board members, in place of its current members but will keep its stake in OCS. These injunctions have no impact on the implementation of the distribution contracts.

Telkom Kenya

In August 2012, Orange acquired the 11% stake in Telkom Kenya held by Alcazar Capital Limited.

Furthermore, in December 2012, the Group entered into an agreement with the Kenyan government on the following main terms:

- the shareholder loans of the Kenyan government and Orange, for respectively 7.1 billion Kenyan shillings (63 million euros) and 147 million euros, were converted into equity;

- Orange wrote off the balance of its shareholder loan, i.e. 299 million euros;

- the Kenyan government’s stake in Telkom Kenya decreased from 49% to 30%, thereby increasing Orange’s stake to 70% at December 31, 2012.

In 2012, as a result of these transactions, (241) million euros of equity attributable to non-controlling interests were reclassified to equity attributable to the owners of the parent.

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Note 3 Sales

3.1 Revenues

(in millions of euros)	2014	2013	2012
France	19,304	20,018	21,431
Mobile services	7,675	8,348	9,305
Mobile equipement sales	601	538	559
Fixed services	10,535	10,613	11,004
Other revenues	493	519	563
Spain	3,876	4,052	4,027
Mobile services	2,447	2,843	3,092
Mobile equipement sales	489	354	167
Fixed services	933	842	749
Other revenues	7	13	19
Poland	2,918	3,079	3,381
Mobile services	1,365	1,456	1,605
Mobile equipement sales	102	35	34
Fixed services	1,319	1,443	1,576
Other revenues	132	145	166
Rest of the World	7,374	7,792	8,281
Mobile services	5,843	6,120	6,577
Mobile equipement sales	306	374	355
Fixed services	1,006	1,015	1,042
Other revenues	219	283	307
Enterprise	6,299	6,513	7,001
Voice services	1,613	1,748	1,911
Data services	2,900	3,018	3,198
IT & integration services	1,786	1,747	1,892
International Carriers & Shared Services	1,814	1,702	1,623
International Carriers	1,523	1,423	1,382
Shared Services	291	279	241
Inter-segment eliminations	(2,140)	(2,175)	(2,229)
Total	39,445	40,981	43,515

Revenues (excluding Enterprise and International Carriers & Shared Services) present the following product lines:

- mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

- sale of mobile devices: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

- fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

- other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Since 2014, Enterprise revenues are presented according to the following product lines:

- voice services include legacy voice offers (PSTN access), Voice over IP services (VoIP), audio conference services as well as incoming traffic for call centers;

- data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers; and

- IT & integration services include the unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services.

Revenues from the International Carriers & Shared Services operating segment cover:

- the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

- shared services including support and cross-divisional functions spanning the entire Group, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

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3.2 Other operating income

Other operating income includes late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to several unconsolidated entities.

At December 31, 2012, other operating income included in particular the payment, by Euskaltel of a 204 million euros in damages to Orange.

3.3 Trade receivables

As at December 31, 2014, Orange is committed to one trade receivables securitization program in France. As Orange retains the risks related to the securitized trade receivables, and in particular the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,049 million euros as at December 31, 2014) and the external liabilities of the securitization vehicle (500 million euros as at December 31, 2014) remain in the statement of financial position. Orange has decided to terminate this program in February 2015.

As at December 31, 2013, Orange was committed to two other securitization programs which expired and were entirely redeemed since then.

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Trade receivables depreciated according to their age	967	914	1,000
Trade receivables depreciated according to other criteria	384	451	472
Net trade receivables past due	1,351	1,365	1,472
Not past due	3,261	2,995	3,163
Net trade receivables	4,612	4,360	4,635
o/w short-term trade receivables	4,450	4,267	4,635
o/w long-term trade receivables (1)	162	93	-

(1) Include receivables from sales of handset with payment on instalments (see Note 18.3) that are payable in more than 12 months.

The following table provides an aging balance of the net trade receivables which are past due and depreciated according to their age:

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Past due - under 180 days	696	634	734
Past due - 180 to 360 days	117	128	92
Past due - over 360 days (1)	154	152	174
Total net trade receivables past due and depreciated according to their age	967	914	1,000

(1) Mainly include receivables from government departments, local authorities and telecommunications operators.

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2014	2013	2012
Allowances on trade receivables - Opening balance	(785)	(748)	(775)
Net addition with impact on income statement	(269)	(312)	(285)
Losses on trade receivables	310	270	365
Translation adjustment	83	(3)	(52)
Reclassification to assets held for sale (1)	-	8	(1)
Allowances on trade receivables - Closing balance	(661)	(785)	(748)

(1) Orange Dominicana in 2013 and Orange Suisse in 2012.

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3.4 Deferred income

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Prepaid cards	309	339	370
Service access fees	670	721	757
Loyalty programs	71	91	123
Other deferred revenue (1)	868	793	909
Other deferred operating income	38	30	39
Total	1,956	1,974	2,198

(1) Mainly includes subscription fees.

3.5 Other assets

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Advances and downpayments	92	87	134
Submarine cable consortiums	243	263	320
Security deposits paid	54	51	56
Other	364	434	286
Total	753	835	796
o/w other non-current assets	76	66	126
o/w other current assets	677	769	670

Other assets relating to “Submarine cable consortiums” are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 4.6).

Note 4 Purchases and other expenses

4.1 External purchases

(in millions of euros)	2014	2013	2012
Commercial expenses and content rights	(6,499)	(6,391)	(6,726)
o/w costs of terminals and other equipment sold	(3,840)	(3,509)	(3,594)
o/w advertising, promotional, sponsoring and rebranding costs	(840)	(952)	(1,047)
Service fees and inter-operator costs	(4,743)	(4,934)	(5,496)
Other network expenses, IT expenses	(2,830)	(2,883)	(2,922)
Other external purchases	(3,179)	(3,757)	(3,956)
o/w rental expenses	(1,157)	(1,221)	(1,240)
Total	(17,251)	(17,965)	(19,100)

4.2 Other operating expense

Other operating expense mainly includes expenses related to litigations subject to provisions or direct payment. At December 31, 2014, other operating expense includes the total payment of the litigation costs according to the memorandum of understanding signed in March 2014 with Bouygues Télécom for endind several litigations and in 2012, the payment of 110 million euros to OTMT related to the transaction in Egypt (see Note 2.2).

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4.3 Restructuring

(in millions of euros)	2014	2013	2012
Restructuring costs related to staff (1)	(74)	(109)	(40)
Lease property (2)	(314)	(29)	-
Distribution channels (3)	(40)	(103)	-
Contents (4)	(11)	(87)	-
Other restructuring costs	(30)	(15)	3
Total	(469)	(343)	(37)

(1) Mainly departure plans announced by Orange Business Services in 2014 and Orange Polska in 2013.

(2) Essentially related to onerous contracts on leases in France.

(3) Concerns the end of the relationship with some indirect distributors in France.

(4) Onerous contracts in France.

Some restructuring costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	2014	2013	2012
Restructuring provision - opening balance	312	153	402
Additions with impact on income statement	349	253	20
Reversals releases with impact on income statement	(7)	(4)	(7)
Discounting with impact on income statement	1	-	1
Utilizations without impact on income statement	(157)	(89)	(220)
Changes in consolidation scope, reclassifications and translation adjustments	-	(1)	(42)
Restructuring provision - closing balance	498	312	153
o/w non-current provisions	336	155	98
o/w current provisions	162	157	55

4.4 Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Handset inventories	511	485	508
Other products/services sold	21	21	25
Available broadcasting rights	42	43	43
Other supplies	179	134	71
Gross value	753	683	647
Depreciation	(44)	(46)	(61)
Provision	709	637	586

Handset inventories include inventories treated as consignment with distributors which are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (76 million euros in 2014).

4.5 Prepaid expenses

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Prepaid rentals and external purchases	368	342	364
Other prepaid operating expenses	24	35	24
Total	392	377	388

4.6 Other liabilities

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Provisions for litigations	491	414	487
Cable network access fees	331	377	423
Submarine cable consortium (1)	243	263	320
Security deposit received	219	219	226
Other	687	711	610
Total	1,971	1,984	2,066
o/w other non-current liabilities	677	696	786
o/w other current liabilities	1,294	1,288	1,280
(1) See Note 3.5.

ORANGE / 2014 REGISTRATION DOCUMENT - 122

(in millions of euros)	2014	2013	2012
Provisions for litigations - opening balance	414	487	994
Additions with impact on income statement	194	95	112
Reversals with impact on income statement	(19)	(100)	(23)
Discounting with impact on income statement	4	4	3
Utilizations without impact on income statement	(68)	(68)	(586)
Changes in consolidation scope, reclassifications and translation adjustments	(34)	(4)	(13)
Provisions for litigations - closing balance	491	414	487
o/w non-current provisions	61	71	119
o/w current provisions	430	343	368

Payments related to certain litigations are directly recorded in other operating expenses (see Note 4.2).

The Group’s main litigations are described in Note 15.

Note 5 Employee benefits

5.1 Labor expenses

(in millions of euros)	Note	2014	2013	2012
Wages and employee benefit expenses		(8,797)	(8,854)	(10,173)
o/w wages and salaries		(6,184)	(6,326)	(6,404)
o/w social security charges (1)		(2,241)	(2,317)	(2,368)
o/w French part-time for seniors plans	5.2	(358)	(127)	(1,245)
o/w capitalized costs (2)		770	665	639
o/w other labor expenses (3)		(784)	(749)	(795)
Employee profit sharing		(191)	(157)	(196)
Share-based compensation	5.3	(78)	(8)	6
Total		(9,066)	(9,019)	(10,363)

(1) Net of 110 million euros for competitiveness and employment tax credit for 2014 in France.

(2) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(3) Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

5.2 Employee benefits

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Post-employment benefits	984	835	816
Other long-term benefits	2,567	2,384	2,442
o/w French part-time for seniors plans	2,002	1,939	2,036
Provision for employment termination benefits	1	2	1
Other employee-related payables and payroll taxes due	1,629	1,668	1,639
Provision for social risks and litigations	42	44	39
Total	5,223	4,933	4,937
o/w non-current employee benefits	3,239	2,924	2,989
o/w current employee benefits	1,984	2,009	1,948
(in millions of euros)	Schedule of undiscounted future cash flows
	2015	2016	2017	2018	2019	2020 and beyond
Post-employment benefits	46	45	48	52	57	2,708
Other long-term benefits (1)	396	488	580	515	355	284
o/w French part-time for seniors plans	354	437	512	446	279	125
Total	442	533	628	567	412	2,992

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

ORANGE / 2014 REGISTRATION DOCUMENT - 123

Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

- civil servant’s pension plans in France: civil servants employed by Orange SA are covered by the government sponsored civil and military pension plans, Orange SA’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

- retirement bonuses and other similar benefits: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary;

- benefits granted to retirees other than pensions: the Group offers retired employees certain benefits such as free telephone lines or subsidized access to collective catering.

Expense recognized under the terms of defined contribution plans amounted to 1,035 million euros in 2014, 1,072 million euros in 2013 and 1,073 million euros in 2012. These amounts include the annual contributions for civil servants employed by Orange SA.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) of 2009 and 2012.

The “part-time for seniors plans” are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 or 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2020.

It gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

- a base salary amounting to 80% of a full-time employment;

- the retirement benefits of full-time employment (both the company’s and the employee’s contributions);

- a minimum salary.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees, who participate in the plans or will join them, is estimated at 20,000.

Key assumptions used to calculate the amount of obligations

The valuation of the obligation is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 67% for the two plans), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed. A 5 point variation in the sign-up rate for the plan would lead to a variation of the obligation of approximately 92 million euros.

The discount rates used for the euro zone, which accounts for 88% of Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Higher than 10 years	2.05% to 2.35%	2.95% to 3.20%	3.00% to 3.20%
Lower than 10 years	0.20% to 1.15% (1)	0.35% to 1.90%	0.40% to 3.25%

(1) 0.20% and 0.35% rates have been used to value the obligation regarding the French part-time for senior plans (versus 0.7% and 1.3% as at December 2013).

The discount rates used for euro zone are based on corporate bonds rated AA.

A 50 basis point decline in the discount rates used for each plan would lead to a 121 million euros increase in obligations (including a 26 million euros increase for the French part-time for senior plans).

ORANGE / 2014 REGISTRATION DOCUMENT - 124

Value of pension benefit obligations and plan assets

(in millions of euros)	Post-employment benefits			Long- term benefits		2013	2012
	Annuity- based plans	Capital- based plans	Other post-employment benefits
					2014
Total benefit obligations - opening balance	504	615	86	2,384	3,589	3,621	2,139
Service cost	5	40	(6)	150	189	110	152
Net interest on the defined benefit liability	21	21	3	2	47	46	46
French part-time for senior plans (1)	-	-	-	64	64	(98)	1,090
Actuarial losses/(gains) arising from changes of assumptions	54	85	13	4	156	(23)	147
o/w arising from change in discount rate	47	95	12	5	159	(15)	117
Actuarial losses/(gains) arising from experience	2	(7)	(1)	6	0	16	5
Benefits paid	(23)	(30)	(5)	(47)	(105)	(72)	(76)
Other	(51)	(0)	(1)	8	(44)	(11)	119
Reclassification to assets held for sale	-	-	-	-	-	-	(1)
Total benefit obligations - closing balance (a)	512	724	89	2,571	3,896	3,589	3,621
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	512	3	-	4	519	505	502
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	0	721	89	2,567	3,377	3,084	3,120
Weighted average duration of the plans	15	14	15	3	6	7	8

(1) Including 358 million euros in additional obligations (99 million euros for service cost and 259 million euros for actuarial gains and losses), 20 million euros for discounting cost in financial result and (314) million euros in obligations reversals for benefits paid during the year.

Funded pension plans account for 13% of the Group’s benefit obligations.

(in millions of euros)	Post-employment benefits			Long- term benefits		2013	2012
	Annuity- based plans	Capital- based plans	Other post-em- ployment benefits
					2014
Fair value of plan assets - opening balance	408	-	-	-	408	389	231
Net interest on the defined benefit liability	24	-	-	0	24	21	16
(Gains)/Losses arising from experience	32	-	-	(0)	32	19	24
Employer contributions	18	-	-	4	22	6	28
Benefits paid by the fund	(23)	-	-	-	(23)	(19)	(21)
Other	(118)	-	-	-	(118)	(8)	111
Reclassification to assets held for sale	-	-	-	-	-	-	(0)
Fair value of plan assets - closing balance (b)	341	-	-	4	345	408	389

The pension plan assets are primarily located in the United Kingdom (61%) and France (36%) and are broken down as follows:

Plan assets	December 31, 2014	December 31, 2013	December 31, 2012
Equities	40,4%	35,2%	30,9%
Debt securities	50,5%	43,2%	48,2%
Money market assets	2,7%	3,3%	5,8%
Real estate	0,0%	17,0%	14,2%
Other	6,4%	1,3%	0,9%
Total	100,0%	100,0%	100,0%

ORANGE / 2014 REGISTRATION DOCUMENT - 125

Employee benefits in the statement of financial position equal to benefit obligations minus fair value of plan assets:

(in millions of euros)	Post-employment benefits			Long- term benefits		2013	2012
	Annuity- based plans	Capital- based plans	Other post-em- ployment benefits
					2014
Net unfunded status (a) - (b)	171	724	89	2,567	3,551	3,181	3,232
Asset ceiling adjustment	0	-	-	-	(0)	38	26
Other	-	-	-	-	-	-	-
Employee benefits in the statement of financial position	171	724	89	2,567	3,551	3,219	3,258
o/w current	18	23	4	396	442	365	312
o/w non-current	153	701	85	2,171	3,109	2,854	2,946
(in millions of euros)	Post-employment benefits			Long- term benefits		2013	2012
	Annuity- based plans	Capital- based plans	Other post-em- ployment benefits
					2014
Employee benefits - opening balance	134	615	86	2,384	3,219	3,258	1,917
Net period expense	8	62	(4)	539 (1)	605	283	1,451
Employer contributions	(16)	-	-	(4)	(20)	(6)	(28)
Benefits directly paid by the employer	(2)	(30)	(5)	(362) (2)	(399)	(297)	(227)
Actuarial (gains)/losses generated during the year (3)	45	78	12	-	135	(23)	122
Other	2	(1)	(0)	10	11	4	24
Reclassification to assets held for sale	-	-	-	-	-	-	(1)
Employee benefits - closing balance	171	724	89	2,567	3,551	3,219	3,258

(1) Including 378 million euros for the Part-time for Seniors plan at December 31, 2014 (146 million euros at December 31, 2013).

(2) Including (314) million euros for the Part-time for Seniors plan.

(3) Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2014 amounted to (546) million euros of actuarial losses.

The following table discloses the net period expense of post-employment and other long-term benefits:

(in millions of euros)	Post-employment benefits			Long- term benefits		2013	2012
	Annuity- based plans	Capital- based plans	Other post-em- ployment benefits
					2014
Service cost	(5)	(40)	6	(150)	(189)	(110)	(152)
Net interest on the net defined benefit liability (1)	(3)	(21)	(3)	(2)	(29)	(29)	(30)
Actuarial gains/(losses)	-	-	-	(8)	(8)	1	(5)
French part-time for seniors plans	-	-	-	(378) (2)	(378)	(146)	(1,263)
Other	-	(1)	1	(1)	(1)	1	(2)
Total	(8)	(62)	4	(539)	(605)	(283)	(1,451)

(1) Items included in finance income.

(2) Including (99) million euros for service cost, (20) million euros for discounting and (259) million euros for actuarial losses.

Orange plans to pay 16 million euros during 2015 for its defined benefit plans.

ORANGE / 2014 REGISTRATION DOCUMENT - 126

5.3 Share-based payment

At its meeting on March 5, 2014, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group’s employee shareholding. The number of shares purchased amounts to 11.3 million, plus 4.7 million bonus shares offered, i.e. a total of 16 million shares (which represent 0.60% of Orange SA’s share capital).

The shares were sold by the Group at a unit price of 9.69 euros, which represents a discount of 20% to the market reference price.

The average fair value of the benefit granted to employees and former employees of the Group is 4.49 euros per share (including the free shares), translating into an expense of 72 million euros.

The following table summarizes the stock option plans granted to Orange Group employees:

Stock option plans	2014		2013		2012
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
Orange SA plan (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	19,583,707	22.69	19,893,547	22.68	19,923,667	22.68
Canceled, lapsed	(172,520)	22.56	(309,840)	22.59	(30,120)	22.32
Options outstanding at the end of the year	19,411,187	22.69	19,583,707	22.69	19,893,547	22.68
Orange SA shares (ex-Wanadoo)
Options outstanding at the beginning of the year	-	-	1,231,794	16.60	2,365,123	15.28
Canceled, lapsed	-	-	(1,231,794)	16.60	(1,133,329)	13.85
Options outstanding at the end of the year	-	-	-	-	1,231,794	16.60
Orange SA shares (ex-Orange)
Options outstanding at the beginning of the year	35,382	15.33	2,829,182	16.62	5,106,260	15.64
Canceled, lapsed	(19,446)	14.24	(2,793,800)	16.64	(2,277,078)	14.43
Options outstanding at the end of the year	15,936	16.66	35,382	15.33	2,829,182	16.62
Orange Polska SA shares
Options outstanding at the beginning of the year	3,096,230	5.19 (1)	3,381,233	5.29	3,588,677	4.89
Canceled, lapsed	(69,302)	5.15 (2)	(285,003)	5.14	(207,444)	5.15
Options outstanding at the end of the year	3,026,928	5.05 (3)	3,096,230	5.19	3,381,233	5.29

(1) Exchange rate used: closing rate at December 31, 2013.

(2) Exchange rate used: average rate for the year.

(3) Exchange rate used: closing rate at December 31, 2014.

Options exercisable at year-end	December 31, 2014
	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Telecom SA 2005/2007)	19,411,187	18	€21.61 - €23.48
Orange SA shares (ex-Orange)	15,936	5	€16.66
Orange Polska SA shares	3,026,928	33	€5.05

ORANGE / 2014 REGISTRATION DOCUMENT - 127

Note 6 Goodwill

6.1 Impairment of goodwill

(in millions of euros)	2014	2013	2012
Belgium	(229)	(408)	(76)
Egypt	-	-	(400)
Democratic Republic of the Congo	-	(89)	-
Poland	-	-	(889)
Romania	-	-	(359)
Other	-	(15)	(8)
Total	(229)	(512)	(1,732)

At December 31, 2014

In accordance with the accounting principles described in Note 18.6, goodwill is tested for impairment at least annually or more frequently when there is an indication that it may be impaired. In Belgium, as of June 30, 2014, the goodwill impairment of 229 million euros reflected the impact on projected cash flows of increased tax pressure and lower revenues on the enterprises segment. The tested carrying value was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2014 (1.4 billion euros).

At December 31, 2013

In Belgium, the goodwill impairment of 408 million euros reflected the impact at short and medium term of increased competitive pressure (general decline in prices of all market players), of legal reduction of contractual term commitment and of proposals by Mobistar of convergent offers still limited. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.6 billion euros).

In the Democratic Republic of the Congo, the goodwill impairment of 89 million euros reflected a review of development prospects. The carrying value tested of the Democratic Republic of the Congo at 100% after impairment represents less than 0.5% of long-term assets and working capital of the Group.

At December 31, 2012

In Poland, the goodwill impairment of 889 million euros reflected the impact of increased competitive pressure expected on mobile and fixed line and a reduction in call termination rates. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (5.3 billion euros).

In Egypt, the goodwill impairment of 400 million euros (fully attributed to the Group following the transaction described in Note 2.2) reflected the impact of political and economic conditions and of the 2012 performance (commercial recoveries and growth in customer bases, but pricing pressure and drop in tourism significantly impacting roaming revenues), coupled with an increase in the discount rate (after tax) from 13.0% to 14.0%. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.9 billion euros).

In Romania, the goodwill impairment of 359 million euros primarly reflected the impact of further reductions expected in call termination rate imposed by the regulatory authority in 2012 and a limited presence in multi-play. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.8 billion euros).

In Belgium, the goodwill impairment of 76 million euros reflected the impact of a new competitor, leading to a price decrease, too limited convergent offerings so far, and a reduction in the growth rate to perpetuity from 1.5% to 0.5%. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (2.3 billion euros).

ORANGE / 2014 REGISTRATION DOCUMENT - 128

6.2 Goodwill

(in millions of euros)	December 31, 2014			December 31, 2013	December 31, 2012
	Gross value	Accumulated impairment losses	Net book value	2013 Net book value	2012 Net book value
France	15,395	(13)	15,382	15,382	15,347
Spain	4,837	(114)	4,723	4,723	4,723
Poland	2,819	(2,052)	767	789	802
Rest of the World:
Romania	1,806	(515)	1,291	1,291	1,291
Egypt (1)	1,281	(1,190)	91	82	94
Belgium	1,006	(713)	293	522	930
Slovakia	806	-	806	806	806
Ivory Coast	417	(42)	375	375	375
Jordan	259	(51)	208	186	193
Other	454	(136)	318	321	716
Enterprise	1,094	(647)	447	428	425
International Carriers & Shared Services	97	(14)	83	83	71
Goodwill of continuing operations	30,271	(5,487)	24,784	24,988	25,773
Goodwill of assets held for sale (2)	-	-	-	261	-

(1) As a result of the transaction made in 2012 and describe in Note 2.2, the share of goodwill of Egypt attributable to ECMS shareholders other than Orange is negligible.

(2) Orange Dominicana in 2013.

(in millions of euros)	Note	2014	2013	2012
Gross Value - opening balance		30,358	30,837	30,646
Acquisitions		16	77	0
Disposals		(67)	(1)	(1)
Translation adjustment		93	(288)	133
Reclassifications and other items (1)		(131)	(6)	66
Reclassification to assets held for sale (2)	2	2	(261)	(7)
Gross Value - closing balance		30,271	30,358	30,837
Accumulated impairment losses - opening balance		(5,370)	(5,064)	(3,306)
Impairment		(229)	(512)	(1,732)
Disposals		64	-	-
Translation adjustment		(83)	206	(26)
Reclassifications and other items (1)		131	-	-
Accumulated impairment losses - closing balance		(5,487)	(5,370)	(5,064)
Net book value of continuing operations		24,784	24,988	25,773

(1) In 2014, loss of control of Telkom Kenya (see Note 2).

(2) Orange Dominicana in 2014 and 2013 and Orange Suisse in 2012.

6.3 Key assumptions used to determine recoverable amounts

The key operational assumptions, described in Note 18.6, reflect past experience and expected trends: unforeseen changes have in the past produced a significant effect on the expectations and may continue to do so in the future. In this respect, expectations were again revised in 2014, reducing some estimated recoverable amounts.

- Discount rates and growth rates to perpetuity used to determine the values in use have been revised as follows in 2014:

- discount rates, which may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, generally recorded a decline; in the particular case of Egypt, a rate of 17.0% has been used for the first year, 15.0% for the following year and 13.5% beyond and for the terminal value, due to the political and economic environment,

- growth rates to perpetuity were maintained, on the whole, as in the Group’s assessment carried out at the end of 2014, the economic environment is not expected to lead to any change in the long-term outlook of its industry; in the particular case of Egypt, the growth rate to perpetuity of 4.0% has to be assessed considering the expected long-term inflation in the country: for 2019, IMF forecasted 12.0% in October 2014.

- At December 31, 2014, the specific random factors that may affect the estimate of recoverable amounts were as follows:

- in Europe:

- the various potential outcomes of the financial and economic situation, particularly on consumer behavior, on demand following governments and European policy of restoring states’ balances or on market interests rates linked to the policies of central banks,

ORANGE / 2014 REGISTRATION DOCUMENT - 129

- the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investments, or in terms of market concentration,

- the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

- in Middle East (Jordan, Egypt, Iraq), North Africa and other African countries (Mali, Niger, the Democratic Republic of the Congo, Central African Republic), changes in the political situation and the ensuing economic impacts.

The parameters used for the determination of recoverable amount of the main consolidated business are set forth below:

December 31, 2014	France	Spain	Poland	Enterprise	Romania	Belgium	Egypt
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.8%	1.5%	1.0%	0.3%	2.5%	0.5%	4.0%
Post-tax discount rate	6.5%	8.0%	8.8%	7.8%	10.0%	6.5%	17.0% - 13.5%
Pre-tax discount rate	9.6%	9.9%	10.2%	12.2%	11.2%	9.5%	19.2% -15.7%
December 31, 2013
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.3%	2.0%	0.5%	4.0%
Post-tax discount rate	7.0%	8.5%	8.8%	8.5%	10.0%	7.0%	17.5% -14.0%
Pre-tax discount rate	11.0%	11.2%	10.2%	13.6%	11.4%	10.0%	20.2% -16.7%
December 31, 2012
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.0%	2.0%	0.5%	3.5%
Post-tax discount rate	7.5%	9.3%	9.8%	8.5%	10.8%	8.5%	14.0%
Pre-tax discount rate	11.7%	12.4%	11.3%	13.4%	12.4%	12.3%	16.7%

The Group’s listed subsidiaries are Orange Polska SA (Warsaw Stock Exchange), Mobistar (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), ECMS (Cairo Stock Exchange) and Sonatel (Abidjan Stock Exchange). The cumulated contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated entities’ revenues, operating income and net income.

6.4 Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

December 31, 2014 (in billions of euros)	France	Spain	Poland	Enterprise	Romania	Belgium	Egypt
100% margin of the recoverable amount over the carrying value tested	11.8	0.3	1.2	2.5	0.0	0.3	0.0
100% effect on the recoverable amount of a variation of:
10% in cash flow for terminal year	3.6	0.7	0.5	0.2	0.2	0.1	0.1
1% in growth rate to perpetuity	7.0	1.1	0.6	0.3	0.2	0.3	0.1
1% in post-tax discount rate	8.0	1.3	0.8	0.5	0.3	0.3	0.2

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

The other entities not presented above each account for less than 3% of recoverable amounts for the consolidated entities.

ORANGE / 2014 REGISTRATION DOCUMENT - 130

Note 7 Other intangible assets and property, plant and equipment

7.1 Depreciation and amortization

In 2014, amortization of intangible assets amounted to 1,910 million euros (see Note 7.3) and depreciation of property, plant and equipment amounted to 4,128 million euros (see Note 7.4).

7.2 Impairment of fixed assets

(in millions of euros)	2014	2013	2012
Kenya	(46)	(58)	(54)
Uganda	-	(34)	(15)
Other	(13)	(32)	(40)
Total	(59)	(124)	(109)

Key assumptions and sources of sensitivity of recoverable amounts of other intangible assets and property, plant and equipment are similar to those for goodwill of consolidated business activities (see Note 6.3).

7.3 Other intangible assets

(in millions of euros)	2014	2013	2012
Net book value of other intangible assets in the opening balance	11,744	11,818	11,343
Acquisitions of other intangible assets	1,905	1,943	2,472
o/w licenses (1)	475	486	945
Impact of changes in the scope of consolidation	(2)	41	(1)
Disposals	(6)	(9)	(11)
Depreciation and amortization	(1,910)	(1,878)	(1,969)
Impairment	(22)	(43)	(57)
Translation adjustment	74	(170)	(36)
Reclassifications and other items	30	78	82
Reclassifications to assets held for sale (2)	(2)	(36)	(5)
Net book value of other intangible assets in the closing balance	11,811	11,744	11,818

(1) Mainly relates to the acquisition in 2014, of licences for 231 million euros in Romania, for 90 million euros in Poland, for 66 million euros in Slovakia and for 56 million euros in Jordan, to the acquisition in 2013, of licenses for 216 million euros in Romania and for 120 million euros in Belgium and to the acquisitions in 2012, of LTE license in France for 901 million euros.

(2) Relating to the sale of Orange Dominicana in 2014 and 2013, and to the sale of Orange Suisse in 2012.

(in millions of euros)	December 31, 2014				December 31, 2013	December 31, 2012
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	2013 Net book value	2012 Net book value
Telecommunication licenses	7,512	(2,900)	(34)	4,578	4,441	4,430
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,007	(44)	(897)	66	66	83
Subscriber bases	4,295	(4,251)	(10)	34	102	166
Software	11,052	(7,432)	(26)	3,594	3,548	3,624
Other intangible assets	1,213	(624)	(183)	406	454	382
Total	28,212	(15,251)	(1,150)	11,811	11,744	11,818

ORANGE / 2014 REGISTRATION DOCUMENT - 131

Informations on telecommunication licenses at December 31, 2014

Orange’s commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (2 licenses)	1225	1118	16.8 and 17.1
UMTS (2 licenses)	914	461	6.7 and 15.4
GSM	276	113	6.5
France	2,415	1,692
LTE (2 licenses)	450	441	15.0 and 16.0
UMTS	639	200	5.2
GSM (2 licenses)	336	252	8.7 and 16.0
Spain	1,425	893
LTE	53	48	13.0
UMTS (2 licenses)	395	189	3.6 and 8.1
GSM (2 licenses)	139	82	14.6
Poland	587	319
UMTS	316	183	7.5
GSM (2 licenses)	888	453	7.5
Egypt	1,204	636
LTE	140	134	19.1
UMTS	149	59	6.3
GSM (2 licenses)	298	14	0.9
Belgium	587	207
Other	1,294	831
Total	7,512	4,578

(1) In number of years, at December 31, 2014.

Key assumptions and sensitivity of recoverable amount of Orange brand

Key assumptions and sources of sensitivity of recoverable amount of Orange brand are similar to those for goodwill of consolidated business activities (see Note 6.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the determination of the recoverable amount are as follows:

	December 31, 2014	December 31, 2013
Basis of recoverable amount	Value in use	Value in use
Source used	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees
Growth rate to perpetuity	1.0%	0.5%
Post-tax discount rate	7.8%	8.3%
Pre-tax discount rate	9.5%	10.3%
(in billions of euros)	December 31, 2014
Excess of the recoverable amount over the carrying value tested (share of the Group)	1.2
Effect on the recoverable amount of a variation of:
10% in cash flows for terminal year	0.3
1% in growth rate to perpetuity	0.5
1% in post-tax discount rate	0.7

ORANGE / 2014 REGISTRATION DOCUMENT - 132

Capitalized expenditure during the year

(in millions of euros)	2014	2013	2012
External purchases	404	424	477
Labor expenses	383	337	312
Other	-	-	-
Total	787	761	789

7.4 Property, plant and equipment

(in millions of euros)	2014	2013	2012
Net book value of property, plant and equipment in the opening balance	23,157	23,662	23,634
Acquisitions of property, plant and equipment	4,293	4,269	4,338
o/w finance leases	87	95	47
Impact of changes in the scope of consolidation	14	87	0
Disposals and retirements	(30)	(57)	(59)
Depreciation and amortization	(4,128)	(4,174)	(4,360)
Impairment	(37)	(81)	(52)
Translation adjustment	54	(280)	193
Reclassifications and other items	(4)	(37)	(17)
Reclassifications to assets held for sale (1)	(5)	(232)	(15)
Net book value of property, plant and equipment in the closing balance (2)	23,314	23,157	23,662

(1) Relating to the sale of Orange Dominicana in 2014 and 2013, and to the sale of Orange Suisse in 2012.

(2) Including the assets related to managed services contracts or network sharing between telecommunications operators.

(in millions of euros)	December 31, 2014				December 31, 2013	December 31, 2012
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	2013 Net book value	2012 Net book value
Land and buildings	7,479	(4,357)	(333)	2,789	2,902	3,113
Networks and terminals	75,464	(55,942)	(166)	19,356	19,012	19,149
IT equipment	4,122	(3,369)	(12)	741	824	877
Other property, plant and equipment	1,534	(1,096)	(10)	428	419	523
Total	88,599	(64,764)	(521)	23,314	23,157	23,662

Property, plant and equipment held under finance leases

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
	Net book value	Net book value	Net book value
Land and buildings	511	605	643
Networks and terminals	44	37	22
IT Equipment and other	22	47	26
Total	577	689	691

Capitalized expenditure during the year

(in millions of euros)	2014	2013	2012
External purchases	687	664	672
Labor expenses	387	347	341
Other	0	1	2
Total	1,074	1,012	1,015

ORANGE / 2014 REGISTRATION DOCUMENT - 133

7.5 Provision for dismantling

Dismantling assets are mainly relating to restoring mobile telephony antennas sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling public telephone.

(in millions of euros)	2014	2013	2012
Dismantling provision - opening balance	710	709	649
Reversals releases with impact on income statement	(0)	(1)	(1)
Discounting with impact on income statement	14	18	17
Utilizations without impact on income statement	(27)	(24)	(19)
Additions with impact on assets	39	12	57
Changes in consolidation scope, reclassifications and translation adjustments	(3)	(1)	7
Reclassification to assets held for sale	-	(3)	(1)
Dismantling provisions - closing balance	733	710	709
o/w non-current provisions	712	687	686
o/w current provisions	21	23	23

Note 8 Operating taxes and levies

8.1 Operating taxes and levies in profit or loss

(in millions of euros)	2014	2013	2012
Territorial Economic Contribution and IFER	(851)	(786)	(927)
Spectrum fees	(297)	(302)	(300)
Levies on telecommunication services	(223)	(190)	(198)
Other operating taxes and levies	(424)	(439)	(432)
Total	(1,795)	(1,717)	(1,857)

Orange Polska SA was subject to a tax audit relating to the fiscal year 2009. This tax audit closed in March 31, 2014. It confirmed the appropriatness of the VAT treatment and raised issues related to certain operating taxes and levies. Orange Polska SA considers that the issues raised by the Fiscal Audit Office are without merit.

Although comprising a directly recognizable counterpart, the periodic spectrum fees are presented within the operating taxes and levies set by and paid to the States and Communities.

8.2 Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Value added tax	832	854	1,122
Other operating taxes and levies	58	70	71
Operating taxes and levies - Receivables	890	924	1,193
Territorial Economic Contribution and IFER	(220)	(128)	(115)
Spectrum fees	(65)	(53)	(50)
Levies on telecommunication services	(96)	(110)	(95)
Value added tax	(457)	(481)	(732)
Other operating taxes and levies	(450)	(428)	(483)
Operating taxes and levies - Payables	(1,288)	(1,200)	(1,475)
Operating taxes and levies - Net	(398)	(276)	(282)
(in millions of euros)	2014	2013	2012
Net operating taxes and levies - Opening balance	(276)	(282)	(216)
Operating taxes and levies recognized in profit or loss	(1,795)	(1,717)	(1,857)
Operating taxes and levies paid	1,737	1,706	1,833
Changes in consolidation scope, reclassification and translation adjustments	(64)	10	(42)
Reclassification to assets held for sale (1)	-	7	-
Net operating taxes and levies - Closing balance	(398)	(276)	(282)

(1) Orange Dominicana in 2013.

ORANGE / 2014 REGISTRATION DOCUMENT - 134

Note 9 Interests in associates and joint ventures

The following table provides the value of the interests in associates and joint ventures:

(in millions of euros) Company	Main activity	Main co-shareholders	December 31, 2014 (% interest)	December 31, 2014	December 31, 2013	December 31, 2012
EE (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	-	5,837	6,328
Other	Telecommunications Telkom Kenya (2)	Government of Kenya operator in Kenya	(30%)	70% 84	0 104	- 106
Entities jointly controlled				84	5,941	6,434
Médi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	320 (3)	329	506
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) Korek Management International Ltd (56%)	20%	116	125 (4)	165 (4)
Other				83	130	326
Entities under significant influence				519	584	997
Total				603	6,525	7,431

(1) Detailed financial information of EE at 100% is provided in segment information. As at December 31, 2014, EE is classified as held for sale (see Note 2.2).

(2) The interest of Orange in Telkom Kenya is recognised using the equity method from December 31, 2014.

(3) Including goodwill for 197 million euros.

(4) Excluding the loan granted to Korek Telecom for 134 million euros as at December 31, 2013 and for 144 million euros as at December 31, 2012.

(in millions of euros)	2014	2013	2012
Interests in associates opening balance	6,525	7,431	7,944
Dividends	(355)	(308)	(504)
o/w EE	(336)	(270)	(450)
o/w other	(19)	(38)	(54)
Share of profits (losses)	(172)	(73)	(106)
o/w EE	(135)	(45)	(118)
o/w other	(37)	(28)	12
Impairment	(178)	(186)	(156)
Translation adjustment	412	(151)	147
Change in components of other comprehensive income	(27)	(42)	(19)
Acquisitions of shares	4	14	129
Disposals of investments (1)	(29)	(168)	-
Classification as held for sale (2)	(5,725)	-	-
Loss of control of Telkom Kenya	0	-	-
Other items	148	8	(4)
Interests in associates closing balance	603	6,525	7,431

(1) Including Sonaecom for (105) million euros and Dailymotion for (60) million euros in 2013 (see Note 2.2).

(2) Reclassification of EE as held for sale in 2014 (see Note 2.2).

Impairment losses include 178 million euros in 2014 related to Korek Telecom and mainly 148 million euros in 2013 and 141 million euros in 2012 related to Médi Telecom.

In 2014, the impairment of 178 million euros related to Korek Telecom reflects the review of the development prospects associated with an increase of the discount rate linked to the country risk and with the litigation with the Iraqi regulatory authority (see Note 14.2). The basis of the recoverable amount is the value in use.

In 2013, the impairment of 148 million euros related to Médi Telecom reflected the increased competitive pressure heavily weighing on the price levels of offers. The basis of the recoverable amount is the value in use.

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

ORANGE / 2014 REGISTRATION DOCUMENT - 135

Note 10 Financial assets, liabilities and financial results

10.1 Gains and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 10.2) during the period.

Foreign exchange gains and losses related to the components of net debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 10.4). In 2014, the foreign exchange loss related to changes in the exchange rate between the transaction date and the closing date is compensated by a foreign exchange gain on hedging derivatives.

Other net financial expenses mainly consist of the effect of discounting of employee benefits.

Finally, other comprehensive income includes the revaluation of available-for-sale assets (Note 10.6) and the effective portion of cash flow hedge and net investment hedges derivatives (Note 10.11).

Other gains and losses on financial assets and liabilities recorded in operating income are presented in Note 4.

(in millions of euros)	Finance costs, net						Other compre hensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2014
Financial assets	-	62	62	50	24		(26)
Financial liabilities (1)	(1,718)	-	(1,718)	(1,162)	-		(81) (3)
Derivatives	65	-	65	1,134	-		(277)
Discounting expense	-	-	-	-	(93)		-
Total	(1,653)	62	(1,591)	22	(69)	(1,638)	(384)
2013
Financial assets	-	59	59	(31)	50		8
Financial liabilities (1)	(1,774)	-	(1,774)	585	-		41 (3)
Derivatives	28	-	28	(572)	-		(297)
Discounting expense	-	-	-	-	(95)		-
Total	(1,746)	59	(1,687)	(18)	(45)	(1,750)	(248)
2012
Financial assets	-	101	101	41	52		7
Financial liabilities (1)	(1,759) (2)	-	(1,759)	153	-		(22) (3)
Derivatives	(10)	-	(10)	(222)	-		(273)
Discounting expense	-	-	-	-	(84)		-
Total	(1,769)	101	(1,668)	(28)	(32)	(1,728)	(288)

(1) Including the change in fair value of hedged liabilities.

(2) Including a financial gain of 272 million euros due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float which resulted in a reduction in financial debt as of the date on which the 2012 agreements became effective (see Note 2.2).

(3) Bonds recognised as net investment hedge.

ORANGE / 2014 REGISTRATION DOCUMENT - 136

10.2 Net financial debt

Net financial debt as defined and used by Orange corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing and (iv) cash, cash equivalents and financial assets at fair value.

Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Therefore, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

As at December 2014, the pledged monetary financial securities in connection with the offer on Jazztel are not deducted from the gross financial debt.

(in millions of euros)	Note	December 31, 2014	December 31, 2013	December 31, 2012
TDIRA	10.3	1,376	1,352	1,328
Bonds, excluding TDIRA	10.4	28,443	30,822	32,531
Bank and multilateral lending institutions loans	10.5	2,253	2,222	2,476
Finance lease liabilities		619	661	675
Securitization debt		500	782	852
Cash collateral received		166	88	66
Commercial papers		238	708	366
Bank overdrafts		99	175	101
Commitment to purchase Mobinil-ECMS shares	2	275	232	220
Other commitments to purchase non-controlling interests		43	46	35
Other		361	393	620
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		34,373	37,481	39,270
Current and non-current derivatives (liabilities)	10.7	890	1,365	858
Liabilities included in the calculation of net financial debt (a)		35,263	38,846	40,128
Current and non-current derivatives (assets)	10.7	627	200	300
Gross financial debt after derivatives		34,636	38,646	39,828
Cash collateral paid (1)	11.5	622	1,146	372
Other deposits related to financing		-	-	2
Other financial assets at fair value, excluding derivatives (2)	10.6	204	171	133
Cash equivalents		4,628	4,330	7,116
Cash		2,130	1,586	1,205
Assets included in the calculation of net financial debt (b)		8,211	7,433	9,128
Effective portion of cash flow hedges	10.11	(933)	(706)	(433)
Effective portion of net investment hedges	10.11	(29)	19	(22)
Components of equity included in the calculation of net financial debt (c)		(962)	(687)	(455)
External net financial debt (a) - (b) + (c)		26,090	30,726	30,545

(1) Only cash collateral paid on derivative instruments, included in non-current financial assets of the balance sheet, are deducted from financial debt.

(2) Only investments, included in current financial assets of the balance sheet, are deducted from financial debt.

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items included in net financial debt.

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	EGP	PLN	Other	Total
Gross financial debt	20,717	7,841	4,185	981	7	1,532	35,263
Financial assets included in the calculation of net financial debt	(7,215)	(102)	(5)	46	(47)	(888)	(8,211)
Effective portion of cash flow hedges and net investment hedges	(962)	-	-	-	-	-	(962)
Net debt by currency before derivatives (1)	12,540	7,739	4,180	1,027	(40)	644	26,090
Effect of derivatives	11,233	(7,658)	(3,015)	-	773	(1,333)	-
Net financial debt by currency after derivatives	23,773	81	1,165	1,027	733	(689)	26,090

(1) Including the market value of derivatives in local currency.

ORANGE / 2014 REGISTRATION DOCUMENT - 137

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Orange SA	23,798	27,336	26,393
ECMS	919	843	864
Orange Espagne	553	566	585
FT Immo H	546	580	631
Securitization (Orange SA)	494	772	843
Orange Polska	(8)	753	1,240
Other	(212)	(124)	(11)
Net financial debt	26,090	30,726	30,545

10.3 TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank tranche”) and for MobilCom’s suppliers (the “Supplier tranche “). The TDIRA are listed on Euronext Paris and were approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des Marchés Financiers) on February 24, 2003.

The TDIRA are redeemable for new Orange SA ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank tranche (i.e. conversion price of 24.204 euros) and 469.4527 shares to one TDIRA for the Supplier tranche (i.e. conversion price of 30.035 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%.

On January 6, 2014, the General Assembly of the Bank tranche holders took decision on the following modifications:

- alignment of the subordination level of the Bank tranche with Orange’s deeply subordinated bonds;

- removal of the step-up clause (affecting the interest paid to investors according Orange’s credit rating);

- the option for Orange to defer, at any time and at its sole discretion, payments of interest and apart from the mandatory payment of such interest in certain circumstances.

These modifications will have no effect on the amounts recognized in the financial statements.

Taking into account redemptions made since their issue, 103,582 TDIRA remained outstanding at December 31, 2014, including 89,398 for the Bank tranche and 14,184 for the Supplier tranche, for a nominal amount of 1,461 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2014:

- a liability component of 1,376 million euros recognized at amortized cost;

- an equity component, before deferred taxes, of 351 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Number	103,582	103,582	104,297
Equity component before deferred taxes	351	351	353
Original debt component (a)	1,110	1,110	1,118
TDIRA nominal amount	1,461	1,461	1,471
Amortized cost adjustment excluding accrued interests (b)	256	232	200
Accrued interests (c)	10	10	10
Total debt amount in statement of financial position (a) + (b) + (c)	1,376	1,352	1,328
Effective interest rate on the liability component	4.28%	5.72%	5.35%
Paid interest	40	40	62

ORANGE / 2014 REGISTRATION DOCUMENT - 138

10.4 Bonds, excluding TDIRA

As at December 2014, bonds were all issued by Orange SA, with the exception of the commitment denominated in Egyptian pound carried by the entity ECMS (Egyptian subsidiary).

Orange SA bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during 2014 are shown in italics.

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (in %)	Oustanding amount (in millions of euros)
				December 31, 2014	December 31, 2013	December 31, 2012
Bonds matured before December 31, 2014					3,852	7,418
EUR	100	January 19, 2015	3M Euribor +0.62	100	100	100
EGP	1,500	January 24, 2015	12.25 (1)	173	157	179
EUR	100	January 29, 2015	3M Euribor +0.63	100	100	100
HKD	500	February 4, 2015	2.950	53	47	49
EUR	70	February 9, 2015	3M Euribor +0.62	70	70	70
JPY	46,100	June 29, 2015	1.230	317	319	406
JPY	6,200	June 29, 2015	3M JPY Libor+0.67	43	43	55
USD	750	September 16, 2015	2.125	618	544	568
EUR	1,150	October 14, 2015	3.625	895 (2)	1,150	1,150
GBP	750	May 12, 2016	5.000	367 (3)	900	919
CAD	200	June 23, 2016	5.500	142	136	152
USD	1,000	September 14, 2016	2.750	824	725	758
CHF	250	October 13, 2016	1.625	208	203	207
JPY	44,300	November 25, 2016	1.130	305	306	390
HKD	340	December 22, 2016	2.750	36	32	33
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	642	600	613
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP +3.00 (4)	465	465	465
EUR	850	September 3, 2018	1.875	850	850	-
EUR	50	September 26, 2018	3M Euribor +0.57	50	50	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	52	52	66
USD	750	February 6, 2019	2.75	618	-	-
USD	1,250	July 8, 2019	5.375	1,030	906	947
EUR	750	October 2, 2019	1.875	750	750	-
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS +0.80	25 (5)	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	578	539	551
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	824	725	758
EUR	255	October 13, 2021	10 Y CMS +0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC +0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
HKD	700	October 6, 2023	3.230	74	65	68
HKD	410	December 22, 2023	3.550	44	38	40
EUR	650	January 9, 2024	3.125	650	650	-
GBP	350	December 5, 2025	5.250	449	420	429
EUR	75	November 30, 2026	4.125	75	75	75
EUR	50	April 11, 2028	3.220	50	50	-
GBP	500	November 20, 2028	8.125	642	600	613
EUR	150	April 11, 2029	3.300	150	150	-
USD	2,500	March 1, 2031	9.00 (6)	2,027	1,785	1,866

ORANGE / 2014 REGISTRATION DOCUMENT - 139

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (in %)	Oustanding amount (in millions of euros)
				December 31, 2014	December 31, 2013	December 31, 2012
EUR	50	December 5, 2031	4.300 (zero coupon)	56	54	52
EUR	50	December 8, 2031	4.350 (zero coupon)	56	54	52
EUR	50	January 5, 2032	4.450 (zero coupon)	54	52	50
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	-
GBP	500	January 23, 2034	5.625	642	600	613
EUR	50	April 16, 2038	3.500	50	50	-
USD	900	January 13, 2042	5.375	741	652	682
USD	850	February 6, 2044	5.5	700	-	-
GBP	500	November 22, 2050	5.375	642	600	613
Outstanding amount of bonds				27,893	30,198	31,734
Accrued interest				659	734	924
Other adjustments				(109)	(110)	(127)
Total				28,443	30,822	32,531

(1) Bond issued by ECMS, Egyptian entity.

(2) The Group proceeded on October 3, 2014 to an early redemption of 255 millions euros.

(3) The Group proceeded on October 3, 2014 to an early redemption of 464 millions pounds sterling.

(4) EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

(5) Bond measured at fair value through profit or loss.

(6) Bond with a step-up clause (clause that triggers a change in interest payments of Orange’s credit rating from the rating agencies changes). See Note 11.3.

10.5 Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
ECMS (1)	707	667	784
Orange SA (1)	112	110	77
Orange Polska (1)	16	9	289
Other	241	266	337
Bank loans	1,076	1,052	1,487
Orange Espagne	500	501	501
Orange SA	500	500	100
Orange Polska	-	17	245
Other	177	152	143
Loans from multilateral lending institutions (2)	1,177	1,170	989
Total	2,253	2,222	2,476

(1) Credit line drawdowns.

(2) Primarily the European Investment Bank.

10.6 Financial assets

	December 31, 2014			December 31, 2013	December 31, 2012
(in millions of euros)	Non current	Current	Total	Total	Total
Assets available for sale	91	-	91	103	139
Equity securities measured at fair value	77	-	77	74	74
Receivables related to investments	26	21	47 (1)	179	197
Pledged monetary financial securities in connection with the offer on Jazztel	2,901	-	2,901	-	-
Cash collateral paid	622	-	622	1,146	372
Investments at fair value	-	204	204	171	133
Other	515	20	535 (2)	499	459
Total	4,232	245	4,477	2,172	1,374

(1) o/w provision for (152) million euros.

(2) Mainly loans of which provision for (16) million euros and concession receivables related to public-private partnership contracts.

ORANGE / 2014 REGISTRATION DOCUMENT - 140

Assets available for sale

(in millions of euros)	2014	2013	2012
Assets available for sale - opening balance	103	139	89
Change in fair value	(26)	8	7
Other movements	14	(44)	43
Assets available for sale - closing balance	91	103	139
(in millions of euros)	2014	2013	2012
Profit (loss) recognized in other comprehensive income during the period	5	8	8
Reclassification in net income during the period	(31)	-	(1)
Total	(26)	8	7

10.7 Derivatives instruments

Analysis of market value of derivatives

	December 31, 2014	December 31, 2013	December 31, 2012
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	(335)	(1,009)	(367)
Fair value hedge derivatives	(6)	10	27
Net investment hedge derivatives	-	-	-
Hedging derivatives	(341)	(999)	(340)
Derivatives held for trading	78	(166)	(218)
Net derivatives	(263)	(1,165)	(558)
o/w foreign exchange effect	677	(365)	62
o/w interest rate effect	(941)	(805)	(622)

The net fair value of derivatives is partly offset by the effect of cash-collateral agreements described in Note 11.5.

10.8 Cash flow hedges

Cash flow hedges negotiated by Orange aim at neutralizing currency risk on future cash flows (nominal, coupons) or switching floating-rate debt into fixed-rate debt. The main hedges are shown in the table below.

Hedging instruments	Notionnal amounts of hedging instruments (in millions of hedged currency units)
	2015	2016	2017	2018	2019 and beyond
Cross currency swaps (1)
Functional/hedged currency
EUR/CAD	-	200	-	-	-
EUR/CHF	-	250	-	-	-
EUR/GBP	-	-	-	-	2,300 (3)
EUR/HKD	500	340	-	-	1,110 (4)
EUR/JPY	52,300	44,300	-	-	7,500 (5)
EUR/USD	750	1,000	-	-	6,091 (6)
Interest rate swaps (2)
EUR	270	300	100	400	1,354 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.

(2) Hedging of interest rate risk on Orange SA bonds and FT Immo H leasing contracts (maturity after 2019).

(3) 450 MGBP with a maturity 2020, 350 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 500 MGBP with a maturity 2034 and 500 MGBP with a maturity 2050.

(4) 1,110 MHKD with a maturity 2023.

(5) 7,500 MJPY with a maturity 2019.

(6) 750 MUSD with a maturity 2019, 141 MUSD with a maturity 2020, 1,000 MUSD with a maturity 2021, 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.

(7) For Orange SA: 255 MEUR with a maturity 2021,700 MEUR with a maturity 2025. For FT Immo H: 85 MEUR with a maturity 2020, 111 EUR with a maturity 2021, 108 MEUR with a maturity 2022, 34 MEUR with a maturity 2023 and 60 MEUR with a maturity 2023.

ORANGE / 2014 REGISTRATION DOCUMENT - 141

For each hedging relationship, the hedged item affects profit or loss:

- each year on interest payment dates;

- each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, the Orange group’s entities have set up risk hedging policies. As at December 2014, hedging relationships are not significant.

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging relationship.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2014	2013	2012
Gain (loss) recognized in other comprehensive income during the period (1)	(197)	(301)	(361)
Reclassification in net income for the period	(59)	(1)	(3)
Reclassification in operating income for the period	(17)	0	(29)
Reclassification in initial carrying amount of hedged item	(0)	4	(1)
Total	(273)	(298)	(394)

(1) Mainly includes interest rate impact on cross-currency interest rate swaps.

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bonds generated a foreign exchange gain of 989 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income amounted to (1) million euros in 2014 versus (5) million euros in 2013 and (25) million euros in 2012.

10.9 Fair value hedges

As at December 2014, the Group’s interest in the United Kingdom entity EE was classified as an asset held for sale.

Financial instruments qualified as hedge of this net investment were qualified prospectively at the end of 2014 as fair value hedge to neutralize foreign exchange risk on the participation denominated in pounds sterling.

Thus, the main fair value hedges of the Group as at December, 31 2014 include bonds for a notional amount of 786 million pounds sterling and forward sales of pounds sterling against euros maturing in 2015 for a notional amount of 534 million pounds sterling.

Fair value hedges affect profit or loss as follows:

(in millions of euros)	2014	2013	2012
Gain (loss) recognized on hedging instruments	(1)	13	(10)
Change in accrued interest	(2)	4	(8)
Gain (loss) recognized on hedging instruments (excluding accrued interest)	1	9	(2)
Gain (loss) recognized on hedged items	(5)	(7)	5
Ineffectiveness (finance costs, net)	(4)	2	3

10.10 Net investment hedges

Since 2012, a hedge strategy has been setup to hedge the foreign exchange risk on the Group’s investment in the United Kingdom.

The outstanding amount of these hedges (bonds and derivatives), recognized as net investment hedges until December, 31 2014, date of reclassification of EE as “held for sale” is 1,320 million sterling.

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2014	2013	2012
Gain (loss) recognized in other comprehensive income during the period	(85)	41	(26)
Reclassification in net income during the period	-	-	125
Total	(85)	41	99

In 2014, as well as in 2013, no ineffective portion of net investment hedges was recognized in finance costs versus (7) million euros in 2012.

ORANGE / 2014 REGISTRATION DOCUMENT - 142

10.11 Hedging instruments reserves

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Effective component of cash flow hedges	(882)	(661)	(383)
Effective component of net investment hedges	(29)	19	(22)
Reserve to be amortized for discontinued hedges	471	553	590
Contribution of Orange SA	(440)	(89)	185
Contribution of other entities	(47)	(41)	(58)
Total	(487)	(130)	127
o/w share attributable to owners of the parent company	(486)	(127)	130
o/w share attributable to non-controlling interests	(1)	(3)	(3)

Note 11 Information on market risk and fair value of financial assets and liabilities

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The committee is chaired by the Group’s Deputy Chief Executive Officer and Chief Financial Officer and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1 Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

The fixed-rate component of gross debt was 90% as at December 31, 2014.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 3 million euros decrease in financial expense and a 1% fall in interest rates would result in a 4 million euros increase.

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 184 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 229 million euros.

11.2 Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of handsets and equipment sold or leased to customers, purchases from or sales to international operators.

To cover their exposure to these foreign exchange risks, the subsidiaries of Orange have set up hedging policies whenever possible (see Note 10.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

- dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

- financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

- Group financing: most of the Group’s debt is denominated in euros (90% of the Group’s bonds are denominated in euros). From time to time, Orange SA issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions, which generate a net gain or loss recognized in the consolidated income statement. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

ORANGE / 2014 REGISTRATION DOCUMENT - 143

(in millions of currency units)	Exposure in currency units						Sensitivity analysis
	EUR	GBP	PLN	EGP	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
Orange SA	-	(17)	6	-	(1)	(21)	2	(2)
Orange Polska	-	-	-	-	5	4	-	-
Commitment to purchase ECMS shares	-	-	-	(286)	-	(33)	3	(4)
Total (currencies)	-	(17)	6	(286)	4	(50)
Total (euros)	-	(22)	1	(33)	3	(50)

Translation risk

Due to its international presence, Orange’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound and the US dollar.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

(in millions of euros)	Contribution to consolidated net asets							Sensitivity analysis
	EUR	GBP	PLN	EGP	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	44,737	5,744	2,742	1,399	167	3,002	57,791	(1,187)	1,450
Net debt by currency including derivatives (b) (2)	(23,773)	(1,165)	(733)	(1,027)	(81)	689	(26,090)	211	(257)
Net assets by currency (a) + (b) (3)	20,964	4,579	2,009	372	86	3,691	31,701	(976)	1,193

(1) Net assets excluding net debt by currency do not include components of net financial debt.

(2) See Note 10.2.

(3) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,018 million euros.

Since 2012, a hedge strategy has been set up to hedge the foreign exchange risk on the Group’s investment in the United Kingdom (see Note 10.10).

Due to its international presence, Orange Group is exposed to risk arising from changes in average exchange rates in the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

	Contribution to consolidated financial income statement							Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	30,646	166	2,885	1,168	866	3,714	39,445	(800)	978
Reported EBITDA	8,724	(83)	1,004	336	140	991	11,112	(217)	265
Operating income	4,061	(96)	268	(10)	(50)	398	4,571	(46)	57

ORANGE / 2014 REGISTRATION DOCUMENT - 144

11.3 Liquidity risk management

Diversified sources of funding

Orange has diversified sources of funding:

- regular issues in the bond markets;

- occasional financing through loans from multilateral lending institutions;

- issues in the short-term securities markets under the commercial paper program;

- in January 2011, Orange entered into a 5-year agreement with a large number of international banks for a 6 billion euros syndicated credit facility to refinance the previous facility. In December 2012, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,655 million euros are now maturing in January 2018; 75 million euros are now maturing in January 2017, and in accordance with the initial schedule, 270 million euros are maturing in January 2016. The margin on this syndicated credit facility has changed in 2013 following the downgrade of Orange’s credit rating.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (UCITS) and term deposits. These investments give priority to minimizing the risk of loss on capital over performance.

Smoothing debt maturities

The average maturity of net debt excluding TDIRA was 10 years at the end of 2014 (versus 9 years at the end of 2013 and 2012). Debt maturities are spread consistently over the coming years.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

- amounts in foreign currencies are translated at the year-end closing rate;

- future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

- TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

- the maturity dates of revolving credit facilities are the contractual maturity dates;

- the “other items” (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value in the statement of financial position, the future cash flows and the balance in the statement of financial position.

ORANGE / 2014 REGISTRATION DOCUMENT - 145

(in millions of euros)	Note	December 31, 2014	2015 (1)	2016	2017	2018	2019	2020 and beyond	Other items (2)
TDIRA	10.3	1,376	10	-	-	-	-	-	1,366
Bonds, excluding TDIRA	10.4	28,443	3,017	1,882	2,642	2,915	3,199	14,889	(101)
Bank and lending institutions	10.5	2,253	291	520	356	280	280	540	(14)
Finance lease liabilities	10.2	619	95	51	57	69	82	265	-
Securitization debt	3.3 & 10.2	500	500	-	-	-	-	-	-
Commercial paper	10.2	238	238	-	-	-	-	-	-
Bank overdrafts	10.2	99	99	-	-	-	-	-	-
Commitment to purchase ECMS shares	10.2	275	275	-	-	-	-	-	-
Other commitments to purchase non-controlling interests	10.2	43	43	-	-	-	-	-	-
Other financial liabilities	10.2	361	277	14	14	13	13	22	8
Cash collateral received	10.2	166	166	-	-	-	-	-	-
Derivatives (liabilities)	10.7	890	109	115	-	-	28	114
Derivatives (assets)	10.7	(627)	(40)	(131)	-	-	(146)	(432)
Gross financial debt after derivatives		34,636	5,080	2,451	3,069	3,277	3,456	15,398
Trade payables		8,130	7,564	74	66	66	64	296	-
Total financial liabilities (including derivatives assets)		42,766	12,644	2,525	3,135	3,343	3,520	15,694	-
Future interests on financial liabilities (3)		-	1,625	1,365	1,250	1,184	893	7,415

(1) Amounts presented for 2015 correspond to notionals and accrued interests for 649 million euros.

(2) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans and capitalization impacts on licences for the trade payables.

(3) Mainly future interests on bonds for 14,295 million euros, on derivatives instruments for (1,399) million euros, on bank loans for 395 million euros and on financial lease liabilities for 83 million euros.

As at December 31, 2014, Orange’s liquidity position (excluding pledged monetary financial securities in connection with the offer on Jazztel) exceeds its 2015 net financial debt obligations.

(in millions of euros)	Note	December 31, 2014
Bank overdrafts	10.2	(99)
Cash		2,130
Cash equivalents	10.9	4,628
Other financial assets at fair value, excluding derivatives	10.9	204
Available undrawn amount of credit facilities		6,366
Liquidity position		13,229

As regards constraints related to cash repatriation and exchange control of controlled entities, as at December 31, 2014, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates and joint ventures, Orange does not govern the transfer of funds in the form of dividends. The main joint venture, EE is based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

As at December 31, 2014, Orange had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rate.

(in millions of euros)	December 31, 2014
Orange SA	6,000
ECMS	281
Orange Espagne	71
Other	14
Available undrawn amount of credit facilities	6,366

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

ORANGE / 2014 REGISTRATION DOCUMENT - 146

Orange’s debt ratings

Orange’s debt rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of those loans.

One Orange SA’s bond (see Note 10.4) with an outstanding amount of 2.5 billion dollars equivalent of 2 billion euros as at December 31, 2014 is subject to step-up clauses. These clauses were triggered in 2013 and in early 2014: the coupon due in March 2014 has been computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

The interest rate applied to the TDIRA’s Supplier tranche is also subject to change if Orange’s credit ratings are downgraded (see Note 10.3). On January 6, 2014, the General Assembly of the Bank tranche holders took decision to remove the step-up clause (see Note 10.3).

In addition, the margin on the 6 billion euros syndicated credit facility signed on January 27, 2011 has changed following the downgrade of Orange’s credit rating in 2013.

Lastly, Orange SA’s trade receivables securitization program contains provisions for accelerated repayment or modification of the repayment schedule in the event that Orange’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s or if one of the relevant agencies ceases to publish its rating (see Note 11.4).

Regarding the changes in Orange’s debt ratings in 2014:

- rating agency Moody’s revised, on January 14, 2014, the rating of Orange’s long-term debt down to Baa1, and revised its outlook from Negative to Stable while confirming Orange’s short-term debt rating at P2;

- rating agency Standard & Poor’s revised, on January 20, 2014, its outlook on Orange’s long-term debt from Stable to Negative, confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

As at December 2014, Orange’s debt rating is as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Negative	Stable
Short-term debt	A2	P2	F2

11.4 Management of covenants

Commitments with regard to financial ratios

Orange SA does not have any credit facility or borrowing subject to specific covenants with regard to financial ratios.

In respect of a bank guarantee contract signed in 2011, Orange Polska must comply with the following covenant:

- a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contract with the bank).

In respect of its 2008, 2011, 2012 and 2014 bank financing contracts and of its bond contract, ECMS must comply with the following covenant:

- a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

As at December 31, 2014, these ratios were fully compliant.

Contractual clauses affecting interests paid according to Orange’s credit rating are described in Note 11.3.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group’s trade receivables securitization program, namely:

- standard repayment on the contractual maturity date of the program;

- accelerated repayment or modification of the repayment schedule, notably in the event that Orange’s long-term rating is downgraded to BB- from Standard & Poor’s or Ba3 from Moody’s or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization special purpose vehicle cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay progressively holders of beneficial interest.

Commitments related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as bond issues, are not subject to prepayment obligations in the event of a material adverse change, or cross default provisions. On the other hand, certain contracts include cross acceleration provisions under which, however, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

11.5 Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3. For loans and other receivables, amounts past due but not depreciated are not material.

ORANGE / 2014 REGISTRATION DOCUMENT - 147

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

- limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

- limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events;

- counterparties’ ratings are monitored;

- lastly, on derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties. These agreements include a cash collateral clause which can lead to either cash deposit or cash collection. These amounts of payments correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than 3 months). Therefore the amount of cash collateral varies with all derivatives’ marked-to-market, depending on the variation of market data.

In addition, investments are negotiated with high-grade banks. By exception, subsidiaries may deal with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

Effects of cash collateral mechanism on the Group’s exposure to credit risk and counterparty risk

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Fair value of derivatives assets	627	200	300
Fair value of derivatives liabilities	(890)	(1,365)	(858)
Netting via Master Agreements (a)	(263)	(1,165)	(558)
Amount of cash collateral paid	622	1,146	372
Amount of cash collateral received	(166)	(88)	(66)
Netting via Cash collateral (b)	456	1,058	306
Residual exposure to counterparty risk (a) + (b)	193	(107)	(252)

Variations in net cash collateral between 2013 and 2014 can be explained by changes in the portfolio as well as the foreign exchange impact of derivatives due to a gain of US dollar and pound sterling against euro.

The remaining exposure is mainly due to a time difference between the closing date and the last date on which the derivatives were valued to determine the amount of cash collateral.

Sensitivity analysis of cash deposits to changes in market interest rates and exchange rates

An increase of 1% in euro market rates would increase the market value of interest rate risk hedging derivatives and would result in a decrease in cash collateral paid of approximately 184 million euros. On the contrary, a decline of 1% in euro market rates would reduce the market value of derivatives and would result in an increase of cash collateral paid of approximately 230 million euros.

A 10% gain of euro against currencies in which hedged debts are denominated (mainly pound sterling and dollar) would reduce hedging derivatives’ market value and would result in an increase of cash collateral paid for about 1,320 million euros. By symmetry, a 10% loss of euro against currencies in which hedged debts are denominated would improve hedging derivatives’ market value and would result in a decrease of cash collateral paid for a similar amount.

11.6 Equity market risk

As at December 31, 2014, Orange SA had no option to purchase its own shares, no forward purchase of shares and held 41,017 treasury shares. Moreover, the Group’s exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (UCITS) do not contain any equity component. Nevertheless, Orange is exposed to equity risk through certain retirement plan assets (see Note 5.2).

Lastly, the representation of Orange’s assets on the statement of financial position may be affected by the market value of its subsidiaries’ shares, which is one of the measurement variables used in impairment testing.

11.7 Capital management

Orange SA is not subject to regulatory requirements related to equity (other than standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 10.2), this policy translates into liquidity management as described in Note 11.3 and a specific attention to credit ratings assigned by rating agencies.

In 2014, this policy has led the Group to issue 5.7 billion euros of subordinated notes, of which 3 billion euros serve to finance the acquisition of Spanish operator Jazztel. These financial instruments are recognized in equity under IFRS. This resource has a cost in line with the average cost of the Group’s bond loans, thus limiting the weighted average cost of capital.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing the benefit from the presence of local shareholders.

ORANGE / 2014 REGISTRATION DOCUMENT - 148

11.8 Fair value levels of financial assets and liabilities

The definition of fair value levels and the description of calculation methods used by the Group are disclosed in Note 18.11.

(in millions of euros)	Note	Classification under IAS 39 (1)	December 31, 2014
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,612	4,612	-	4,612	-
Financial assets	10.6		4,477	4,477	2,245	2,171	61
Assets available for sale		AFS	91	91	30	-	61
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	622	622	-	622	-
Investments at fair value		FVR	204	204	117	87	-
Pledged monetary financial securities in connection with the offer on Jazztel		FVR	2,901	2,901	2,098	803	-
Other		L&R	582	582	-	582	-
Cash and cash equivalent			6,758	6,758	6,758	-	-
Cash equivalents		FVR	4,628	4,628	4,628	-	-
Cash		FVR	2,130	2,130	2,130	-	-
Trade payables		LAC	8,130	8,071	-	8,071	-
Financial liabilities	10.2		34,372	39,559	31,576	7,940	43
Financial debt		LAC	34,026	39,213	31,576	7,637	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Commitment to purchase ECMS shares		FVR	275	275	-	275	-
Other commitments to purchase non-controlling interests		LAC	43	43	-	-	43
Derivatives, net amount (2)	10.7		263	263	-	263	-

(1) “AFS “stands for “available for sale”, “L&R” stands for “loans and receivables”, “FVR” stands for “fair value through P&L”, “LAC” stands for “liabilities at amortized costs”.

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was 31,277 million euros as at December 31, 2014, for a carrying amount of 26,090 million euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2013	51	-	46	-
Gains (losses) taken to profit or loss	(1)	-	(3)	-
Gains (losses) taken to other comprehensive income	4	-	-	-
Acquisition (sale) of assets	8	-	-	-
Impact of changes in the scope of consolidation	(1)	-	-	-
Level 3 fair values at December 31, 2014	61	-	43	-

ORANGE / 2014 REGISTRATION DOCUMENT - 149

(in millions of euros)	Note	Classification under IAS 39	December 31, 2013
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,360	4,360	-	4,360	-
Financial assets	10.6		2,173	2,173	88	2,034	51
Assets available for sale		AFS	103	103	52	-	51
Equity securities measured at fair value		FVR	74	74	-	74	-
Cash collateral paid		L&R	1,146	1,146	-	1,146	-
Investments at fair value		FVR	171	171	36	135	-
Other		L&R	679	679	-	679	-
Cash and cash equivalent			5,916	5,916	5,916	-	-
Cash equivalents		FVR	4,330	4,330	4,330	-	-
Cash		FVR	1,586	1,586	1,586	-	-
Trade payables		LAC	7,889	7,828	-	7,828	-
Financial liabilities	10.2		37,481	41,147	30,940	10,161	46
Financial debt		LAC	37,176	40,842	30,940	9,902	-
Bonds at fair value through profit or loss		FVR	27	27	-	27	-
Commitment to purchase ECMS shares		FVR	232	232	-	232	-
Other commitments to purchase non-controlling interests		LAC	46	46	-	-	46
Derivatives, net amount	10.7		1,165	1,165	-	1,165	-
The market value of the net financial debt carried by Orange was 34,392 million euros as at December 31, 2013, for a carrying amount of 30,726 million euros.

(in millions of euros)	Note	Classification under IAS 39	December 31, 2012
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,635	4,635	-	4,635	-
Financial assets	10.6		1,375	1,375	164	1,120	91
Assets available for sale		AFS	139	139	48	-	91
Equity securities measured at fair value		FVR	74	74	-	74	-
Cash collateral paid		L&R	374	374	-	374	-
Investments at fair value		FVR	133	133	116	17	-
Other		L&R	655	655	-	655	-
Cash and cash equivalent			8,321	8,321	8,321	-	-
Cash equivalents		FVR	7,116	7,116	7,116	-	-
Cash		FVR	1,205	1,205	1,205	-	-
Trade payables		LAC	8,034	8,052	-	8,052	-
Financial liabilities	10.2		39,270	44,022	34,768	9,219	35
Financial debt		LAC	38,988	43,740	34,768	8,972	-
Bonds at fair value through profit or loss		FVR	27	27	-	27	-
Commitment to purchase ECMS shares		FVR	220	220	-	220	-
Other commitments to purchase non-controlling interests		LAC	35	35	-	-	35
Derivatives, net amount	10.7		558	558	-	558	-

The market value of the net financial debt carried by Orange was 35,297 million euros as at December 31, 2012, for a carrying amount of 30,545 million euros.

ORANGE / 2014 REGISTRATION DOCUMENT - 150

Note 12 Income tax

12.1 Income tax in profit and loss statement

(in millions of euros)	2014	2013	2012
France tax group	(745)	(996)	(912)
- Current tax	(341)	(510)	(634)
- Deferred taxes	(404)	(486)	(278)
United Kingdom	(88)	(6)	(41)
- Current tax	(87)	(98)	(108)
- Deferred taxes	(1)	92	67
Spain	(220)	(74)	122
- Current tax	(64)	(74)	(31)
- Deferred taxes	(156)	-	153
Poland	(6)	(5)	(40)
- Current tax	(7)	(18)	(30)
- Deferred taxes	1	13	(10)
Other subsidiaries	(514)	(324)	(360)
- Current tax	(512)	(399)	(445)
- Deferred taxes	(2)	75	85
Total	(1,573)	(1,405)	(1,231)
- Current tax	(1,011)	(1,099)	(1,248)
- Deferred taxes	(562)	(306)	17

France tax group

The income tax expense reflects the effects of the 2014 Finance Act and the 2014 amended Finance Act. Consequently, a corporate tax rate of 38% is applicable for financial years 2014 and 2015 (38% in 2013 and 36.10% in 2012).

The current income tax expense mainly relates to income tax of the current year. Since 2012, it is calculated on the basis of 50% of taxable income due to the restricted utilization of tax loss carryforward.

The deferred tax expense mainly arises from the use of tax loss carryforward. The extension of the tax rate of 38% to the financial year 2015 results in a deferred tax income of 60 million euros representing the update of the net deferred tax asset position as of December 31, 2014 (52 million euros in 2013 and 72 million euros in 2012). In 2012, the deferred tax charge included a deferred tax income of 381 million euros in relation with the new French “part-time for senior” plans.

Contentious procedures before the Administrative Court of Appeal of Versailles relating to the 2000-2005 tax audit are still in progress at December 31, 2014. The Court’s decisions could be rendered in 2015. Following the adverse ruling of the Administrative Court of Montreuil on 4 July 2013, Orange SA paid in 2013 the remaining balance on principal and interests for late payment claimed by the Administration for a total amount of 2,146 million euros.

Orange SA is currently subject to tax audits for the years 2010 to 2012. At December 31, 2014 the adjustments have no material effect on the Group’s accounts. The tax audit is still ongoing in 2015.

United Kingdom

The current income tax charge primarily reflects the taxation of Orange’s brand activities.

The corporate tax rate was reduced to 23% as from April 1, 2013, then 21% as from April 1, 2014 and to 20% as from April 1, 2015. As a result of these ongoing reductions in tax rate, the deferred tax mainly reflects the adjustment of the deferred tax liability related to the Orange brand for 94 million euros in 2013 and 63 million euros in 2012.

Spain

The current income tax expense represents the obligation to pay a minimum tax calculated on the basis on 75% of the taxable income due to restricted utilization of tax losses carried forward, applied to the tax rate of 30%.

The tax reform enacted at the end of 2014 includes a progressive decrease in tax rate to 28% in 2015 and 25% from 2016. Besides, the restriction of the use of tax losses carried forward is further maintained and set to 60% of the taxable income for the year 2016 and 70% from 2017.

In 2014, the deferred tax expense reflects the reduction of 104 million euros of deferred tax assets recognized resulting from the long-term run of the restricted utilization of tax losses carried forward and the effects of tax measures over the 2015-2019 business plan. A deferred tax expense of 52 million euros was also accounted for in relation with the update of the net deferred tax asset position at December 31, 2014.

In 2012, the deferred tax income was mainly related to the reassessment of deferred tax assets amounting to 110 million euros due to business plans deemed favorable.

Other subsidiaries

In 2014, the current income tax includes the income tax charge of 172 million euros paid in relation with the disposal of Orange Dominicana.

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Group tax proof

(in millions of euros)	2014	2013	2012
Net income before tax of continuing operations	2,933	3,583	2,452
Statutory tax rate in France	38.00%	38.00%	36.10%
Theoretical income tax	(1,114)	(1,361)	(885)
Reconciling items:
Impairment of goodwill	(87)	(194)	(625)
Share of profits (losses) of associates and joint ventures	(82)	(81)	(52)
Adjustment of prior-year taxes	77	(16)	(102)
Reassessment of deferred tax assets	(181)	(74)	72
Difference in tax rates (1)	224	232	238
Change in applicable tax rates	1	146	135
Tax effect related the disposal of Orange Dominicana (2)	(102)	-	-
Other reconciling items (3)	(309)	(57)	(11)
Effective income tax on continuing operations	(1,573)	(1,405)	(1,231)
Effective tax rate	53.65%	39.22%	50.19%

(1) The Group is present in juridictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (21% in 2014, 23% in 2013 and 25% in 2012), Spain (tax rate of 30%) and Poland (tax rate of 19%).

(2) Comprised of the income tax charge paid for 172 million euros partially compensated by the positive effect of the non-taxation (70 million euros) of the sale gain of Orange Dominicana (see Note 2).

(3) Mainly includes the non deductible interests in France (respectively an income tax expense of 127, 81 and 68 million euros in 2014, 2013 and 2012).

12.2 Corporate income tax on components of other comprehensive income

(in millions of euros)	2014			2013			2012
	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(150)	29	(121)	23	(4)	19	(84)	29	(55)
Assets available for sale	(26)	-	(26)	8	-	8	7	-	7
Cash flow hedges	(273)	96	(177)	(298)	101	(197)	(394)	134	(260)
Net investment hedges	(85)	26	(59)	41	(14)	27	99	(34)	65
Translation adjustments	672	-	672	(453)	-	(453)	264	-	264
Other comprehensive income of associates and joint ventures	(26)	-	(26)	(42)	-	(42)	(18)	(5)	(23)
Total	112	151	263	(721)	83	(638)	(126)	124	(2)

ORANGE / 2014 REGISTRATION DOCUMENT - 152

12.3 Tax position in the statement of financial position

(in millions of euros)	December 31, 2014			December 31, 2013			December 31, 2012
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
- Current tax (1)	-	335	(335)	-	256	(256)	-	2,423	(2,423)
- Deferred taxes (2)	2,119	-	2,119	2,368	-	2,368	2,693	-	2,693
United Kingdom
- Current tax	-	42	(42)	-	43	(43)	-	43	(43)
- Deferred taxes (3)	-	617	(617)	-	616	(616)	-	709	(709)
Spain
- Current tax	33	-	33	33	-	33	23	-	23
- Deferred taxes (4)	397	86	311	561	94	467	572	86	486
Poland
- Current tax	-	13	(13)	-	22	(22)	-	29	(29)
- Deferred taxes	217	-	217	222	-	222	214	-	214
Other subsidiaries
- Current tax	99	294	(195)	77	271	(194)	86	299	(213)
- Deferred taxes	84	254	(170)	100	244	(144)	115	307	(192)
Total
- Current tax	132	684	(552)	110	592	(482)	109	2,794	(2,685)
- Deferred taxes	2,817	957	1,860	3,251	954	2,297	3,594	1,102	2,492

(1) o/w effect of the tax audits covering fiscal years 2000 to 2005 including tax audit payment in 2013 (see Note 12.1).

(2) o/w deferred tax assets on tax losses carried forward indefinitely.

(3) o/w deferred tax liabilities on the Orange brand.

(4) o/w deferred tax assets on tax losses carried forward indefinitely.

Change in net current tax

(in millions of euros)	2014	2013	2012
Net current tax - opening balance	(482)	(2,685)	(2,501)
Cash tax payments	758	1,141	1,145
Payment related to the disposal of Orange Dominicana (1)	172	-	-
Payment related to 2005 tax audit settlement	-	2,146	-
Current income tax expense	(1,011)	(1,099)	(1,247)
Changes in consolidation scope, reclassification and translation adjustments	9	10	(82)
Reclassification to assets held for sale (2)	2	5	-
Net current tax - closing balance	(552)	(482)	(2,685)

(1) Income tax cash paid related to the disposal of Orange Dominicana is presented as “Proceeds from sales of investments, net of cash transferred” in the consolidated cash flow presentation.

(2) Orange Dominicana in 2014 and in 2013.

Change in net deferred tax

(in millions of euros)	2014	2013	2012
Net deferred taxes - opening balance	2,297	2,492	2,287
Change in income statement	(562)	(306)	17
Change in other comprehensive income	151	83	129
Changes in consolidation scope, reclassification and translation adjustments	(26)	59	59
Reclassification to assets held for sale (1)	-	(31)	-
Net deferred taxes - closing balance	1,860	2,297	2,492

(1) Orange Dominicana in 2013.

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Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2014			December 31, 2013			December 31, 2012
	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	1,034	-	66	943	-	(12)	959	-	390
Fixed assets	937	1,032	(58)	1,153	1,149	157	1,058	1,261	292
Tax losses carryforward	4,471	-	(800)	5,517	-	(349)	5,824	-	(415)
Other temporary differences	1,704	1,060	(148)	1,649	955	(39)	1,591	922	(260)
Deferred tax	8,146	2,092	(940)	9,262	2,104	(243)	9,432	2,183	7
Unrecognized deferred tax assets	(4,194)	-	378	(4,861)	-	(63)	(4,757)	-	10
Netting	(1,135)	(1,135)	-	(1,150)	(1,150)	-	(1,081)	(1,081)	-
Total	2,817	957	(562)	3,251	954	(306)	3,594	1,102	17

At December 31, 2014, tax losses carried forward mainly relate to France, Spain and Belgium.

In France and Spain, recognized tax loss are expected to be fully utilized by 2017 and 2019 respectively, but could be materially affected by changes in tax rules and changes in business plans.

At December 31, 2014, unrecognized deferred tax assets, mainly including tax losses carried forward, relate to Spain for 2 billion euros and Belgium for 1.2 billion euros. Most of the tax loss carryforwards for which no deferred tax was recognized will expire beyond 2019.

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Note 13 Shareholders’ equity

At December 31, 2014, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 25.04% of Orange SA’s share capital and 25.04% of the voting rights either directly or indirectly in concert with Bpifrance Participations.

13.1 Changes in share capital

No new shares were issued during 2014.

13.2 Treasury shares

As authorized by the Shareholders’ Meeting of May 27, 2014, the Board of Directors instituted a new share buyback program (the 2014 Buyback Program) and cancelled the 2013 Buyback Program, with immediate effect. The 2014 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulator on April 29, 2014.

Orange sold 16 million existing treasury shares to its current and retired employees in France who subscribed to “Cap’Orange” through the Orange savings plan.

The treasury shares were acquired in 2011 directly through share buy backs and the settlement of an over-the-counter forward purchase dated July 20, 2015.

As a consequence, Orange announced the early redemption of the forward purchase and its request for physical delivery of 700,000 shares, to be added to the 15.3 million existing shares already in treasury, in order to deliver the 16 million shares to the benefit of participating employees on July 31, 2014.

The other shares bought back by Orange during 2014 were shares bought back as part of the liquidity contract.

At December 31, 2014, Orange SA held 41,017 of its own shares (including 0 share as part of the liquidity contract), compared with 23,367,136 at December 31, 2013 (including 8,025,000 shares as part of the liquidity contract) and 21,481,241 at December 31, 2012 (including 6,135,000 shares as part of the liquidity contract).

13.3 Dividends

Full Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders’ Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
Total dividends paid in 2014						1,846
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders’ Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
Total dividends paid in 2013						1,314
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528
	Shareholders’ Meeting on June 5, 2012	Balance for 2011	0.80	June 13, 2012	Cash	2,104
Total dividends paid in 2012						3,632
2011	Board of Directors Meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585

As regards dividends, the amount available to provide return to shareholders is calculated on the basis of the total net income and the retained earnings, under French GAAP, of the entity Orange SA, the parent company.

13.4 Issue of subordinated notes

On February 7, 2014, Orange issued the equivalent of 2.8 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25% until the first reset date, 1 billion euros with a fixed-rate coupon of 5.25% until the first reset date and 650 million pounds with a fixed-rate coupon of 5.875% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, February 7, 2022 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2025 and additional 75 bps in 2040 for the first tranche, of 25 bps in 2024 and additional 75 bps in 2044 for the second tranche and of 25 bps in 2027 and additional 75 bps in 2042 for the third tranche.

On October 1, 2014, Orange issued the equivalent of 3 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4% until the first reset date, 1.25 billion euros with a fixed-rate coupon of 5% until the first reset date and 600 million pounds with a fixed-rate coupon of 5.75% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, April 1, 2023 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2026 and additional 75 bps in 2041 for the first tranche, of 25 bps in 2026 and additional

ORANGE / 2014 REGISTRATION DOCUMENT - 155

75 bps in 2046 for the second tranche and of 25 bps in 2028 and additional 75 bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to shareholders): the holders will be remunerated (whether on nominal, interests or any other amount) after all other creditors, including holders of participating loans and securities simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons constitute arrears of interest and bear interest which shall become due and payable in full under circumstances defined contractually and under the control of the issuer.

According to the Group comprehension, some rating agencies assign to these instrument an equity component of 50%.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at BCE fixing on issue date (0.8314 for the issue of February 2014 and 0.7782 for the issue of October 2014) and will not be reevaluated through the life of the note. Coupons (no occurrence in 2014) will impact equity 5 working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the euros tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

In 2015, Orange did not exercise its right to defer the coupon related to the issue of February 2014 and therefore paid to holders on February 9, 2015, a remuneration of 146 million euros.

The operation’s prospectus has been certified by AMF: visa no. 14-036.

13.5 Cumulative translation adjustment

(in millions of euros)	2014	2013	2012
Profit (loss) recognized in other comprehensive income during the period	27	(311)	271
Reclassification to net income for the period	258	(3)	(167)
Total transaction adjustments for continuing operations	285	(314)	104
Profit (loss) recognized in other comprehensive income during the period (1)	387	(139)	160
Total translation adjustments for discontinued operations	387	(139)	160

(1) These translation adjustments are only about EE.

The reclassification of translation adjustments to net income for the period is due, in 2014, to transactions relating to the disposal of Orange Dominicana and the loss of control of Telkom Kenya (see Note 2.2) and, in 2012, to the disposal of Orange Suisse (see Note 2.2).

	December 31,	December 31,	December 31,
(in millions of euros)	2014	2013	2012
Pound sterling	849	460	601
Polish zloty	821	900	952
Egyptian pound	(344)	(391)	(304)
Slovakian crown	220	220	221
Dominican Peso	-	(165)	(100)
Other	(122)	(272)	(165)
Total	1,424	752	1,205
o/w share attributable to owners of the parent company	1,152	512	941
o/w share attributable to non-controlling interests	272	240	264

The cumulative translation adjustment of EE is presented in the line Pound sterling for 836 million euros at the end of 2014. This cumulative translation adjustment will be reclassified in the net income when the disposal of EE becomes effective.

ORANGE / 2014 REGISTRATION DOCUMENT - 156

13.6 Non-controlling interests

(in millions of euros)	2014	2013	2012
Credit part of net income attributable to non-controlling interests (a)	340	336	434
o/w Sonatel Group	205	182	157
o/w Orange Polska	65	43	108
o/w Mobistar Group	20	37	83
o/w Jordan Telecom Group	18	24	41
Debit part of net income attributable to non-controlling interests (b)	(40)	(76)	(150)
o/w Telkom Kenya	(27)	(41)	(93)
o/w Egypt	(7)	(8)	(27)
Net income attributable to non-controlling interests (a) + (b)	300	260	284
Credit part of comprehensive net income attributable to non-controlling interests (a)	359	316	485
o/w Sonatel Group	208	179	160
o/w Orange Polska	47	37	160
o/w Jordan Telecom Group	44	16	38
o/w Mobistar Group	20	37	83
Debit part of comprehensive net income attributable to non-controlling interests (b)	(33)	(76)	(131)
o/w Telkom Kenya	(23)	(40)	(76)
o/w Egypt	(7)	(7)	(26)
Comprehensive net income attributable to non-controlling interests (a) + (b)	326	240	354
(in millions of euros)	2014	2013	2012
Dividends paid to minority shareholders	294	359	579
o/w Sonatel Group	171	164	157
o/w Orange Polska	77	77	234
o/w Jordan Telecom Group	27	43	48
o/w Mobistar Group	-	51	104
(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Debit part of equity attributable to non-controlling interests (a)	2,152	2,101	2,128
o/w Orange Polska	989	1,018	1,082
o/w Sonatel Group	597	561	515
o/w Jordan Telecom Group	206	189	216
o/w Mobistar Group	177	157	170
Credit part of equity attributable to non-controlling interests (b)	(10)	(116)	(50)
o/w Telkom Kenya	-	(49)	(10)
Total Equity attributable to non-controlling interests (a) + (b)	2,142	1,985	2,078

For Telkom Kenya, the transactions described in Note 2.2 resulted in 2014 in the reclassification of (83) million euros from “equity attributable to the non-controlling interests” to “equity attributable to the owners of the parent”.

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13.7 Earnings per share

(in millions of euros)	2014	2013	2012
Net income of continuing operations used for calculating basic earnings per share (a)	957	1,918	937
Impact of dilutive instruments:
Free share award plan	-	-	(1)
Net income of continuing operations used for calculating diluted earnings per share (b)	957	1,918	936
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	(135)	(45)	(117)
Net income used for calculating basic earnings per share (a) + (c)	822	1,873	820
Net income used for calculating diluted earnings per share (b) + (c)	822	1,873	819
(number of shares)	December 31, 2014	December 31, 2013	December 31, 2012
Weighted average number of ordinary shares outstanding - basic	2,632,656,483	2,626,964,036	2,632,833,980
Impact of dilutive instruments:
Free share award plan	-	-	13,246,540
Forward purchase contract	-	-	76,826
Weighted average number of shares outstanding - diluted	2,632,656,483	2,626,964,036	2,646,157,346

Pursuant to IAS 33.9 and IAS 12, net income used for calculating basic earnings per share has been adjusted to take into account the cost of the coupon potentially payable to holders of subordinated notes issued by the Group.

The TDIRA, which were non-dilutive, were not included in the calculation of diluted earnings per share.

Subscription options were not included in the calculation of diluted earnings per share, their exercice price was greater than the annual average share price, which amounted to 11.38 euros in 2014. Details of each plan are described in Note 5.3.

Note 14 Unrecognized contractual commitments

At December 31, 2014, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

14.1 Operational activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operational activities commitments	13,741	5,311	4,613	3,817
Operating leases	5,694	916	2,512	2,266
Handsets purchases	2,467	2,260	207	-
Transmission capacity purchases	647	264	349	34
Other goods and services purchases	2,420	791	1,022	607
Investment commitments	1,078	772	306	0
Public-to-private service concession commitments	602	103	72	427
Guarantees granted to third parties in the ordinary course of business	833	205	145	483

Operating leases

Operating lease commitments mainly include property lease commitments. Other leases are leases in form of overhead (equipment, vehicles and other assets). Future finance lease payments are shown in Note 11.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,294	5,497
o/w technical activities	2,674	3,552
o/w shops/offices activities	1,620	1,945

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Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,497	843	740	629	553	468	2,264

The operating leases correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 10% of the total of the property lease commitments.

The property lease commitments in France represent 65% of the total of the property lease commitments.

The Group may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked at December 31, 2014 (see Note 4.3).

Transmission capacity purchases

At December 31, 2014, purchase commitments of transmission capacity amount to 647 million euros, including 468 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2020).

Other goods and services purchases

The Group’s most significant commitments at December 31, 2014 relate to the following:

- the sites management service contracts (“TowerCos”) signed in Africa: these commitments amount to 554 million euros at the end of December 2014;

- the network maintenance for 462 million euros;

- the maintenance of submarine cables for which Orange has joint ownership or user rights, for an estimated overall amount of 190 million euros;

- the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support the film creation. The Group guarantees to the French and European cinema sector a 179 million euros investment over five years. At December 31, 2014, this commitment amounts to 148 million euros;

- the purchase of broadcasting rights for 137 million euros.

Investment commitments

At the end of December 2014, they amount to 1,078 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring a certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Such commitments have been made towards the French authorities for frequencies obtained in 2011 in the 2.6 GHz and 800 MHz bands and towards the Romanian authorities for frequencies obtained in 2012 in bands of 800 MHz to 2.6 GHz.

In France, the Group agreed to meet the following conditions:

- an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

- an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies;

- more specifically, for the 800 MHz band, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program.

In Romania, the Group agreed to meet the following conditions:

- an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands;

- an obligation to provide voice services coverage of at least 98% of the population of inhabited areas, for 900 MHz and 1.8 GHz bands;

- an obligation to provide Broadband data services of at least 60% of inhabited areas;

- an obligation to provide voice mobile communication services coverage of 80% of the population by 5 April 2017 and Broadband data mobile communication services of 30% of the population by 5 April 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-to-private service concession commitments

As part of the deployment of the high and very high speed network in France, the Group entered into public-to-private service concession contracts. These contracts of construction and network operation, staggering until 2038, will be accounted for, as they are carried out, as 58 million euros intangible assets and as 544 million euros financial assets, in accordance with accounting principles described in Note 18.3.

Guarantees granted to third parties in the ordinary course of business

The commitments made by the Group towards third parties in the ordinary course of business mainly concern performance guarantees granted to certain Enterprise customers as part of the enhancement of networks and remote access security. At the end of December 2014, these commitments amount to 419 million euros.

The amount of guarantees granted by the Group to third parties

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(financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated companies are not considered as unrecognized contractual commitments, as they would not increase the Group commitments in comparison to the underlying obligations of the consolidated entities.

Regarding individual training rights for employees of French entities of the Orange Group, vested rights not yet used totaled approximately 10.5 million hours at December 31, 2014. In accordance with French accounting standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

From January 1st, 2015, a new plan, the personal training account, will enter into force and will replace the individual training rights for the employees under contract. This new plan will be financed by an annual contribution from French entities of 0.2% of the payroll of the employees under contract, which represents a insignificant amount for the Group. The individual training rights will be maintained for the public servants. The personal training account will not give rise to a provision.

14.2 Group consolidation scope commitments

Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

On December 31, 2014, the main warranties in effect were the following:

- warranties were granted to the joint venture EE at the time of the transfer of the United Kingdom operations, on the one hand related to the restructuring of interests and assets carried out prior to the contribution (uncapped warranties expiring in 2022), and on the other hand tax-related (warranty capped at 5 billion pounds sterling, or 6,419 million euros at December 31, 2014) expiring in 2017;

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (962 million euros at December 31, 2014), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) towards the joint venture created with H3G as part of a 3G network sharing agreement (i.e. a guarantee capped at 375 million pounds sterling, or 481 million euros for Orange);

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method). These compensation obligations are capped at 315 million pounds sterling, or 405 million euros, at December 31, 2014. These obligations will expire at the latest in February 2017;

The commitments resulting from the on-going transaction related to EE disposal are described in Note 2.2;

- tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

- standard warranties granted by the Group as part of Orange Austria disposal in 2013. These warranties amount to 107 million euros and will expire at the end of the statutory limitation period, in 2015 and 2023;

- tax-related warranty granted as part of Orange Suisse disposal in 2012. This warranty is not capped and will expire in 2017;

- standard warranties granted by the Group as part of Orange Dominicana disposal in 2014;

- miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange has made or received commitments to purchase or to sell securities. The purpose of this section is to describe those options that, if exercised, could have a material impact on the Group’s financial condition, excluding any commitments potentially arising from a change of control or from mechanisms arranging for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

The commitments given and received by Orange under the agreements signed on April 11, 2012, concerning Mobinil in Egypt, are described in Note 2.2.

An advance market commitment of 3.4 billion euros has been issued in connection with the tender offer for 100% of the Jazztel shares (see Note 2.2). The Group has pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantee to secure the offer. The net value of the Group commitments amounts to 527 million euros.

The other main agreements including the call options granted to the Group involve Orange Tunisie, Médi Telecom and Korek Telecom. If the Group exercises these options, its partners may in turn exercise the put options they hold on these securities. If all of the options were exercised, the associated disbursements would total approximately 100 million euros on December 31, 2014, excluding the options that would be triggered if Orange gained control of Korek Telecom since this possibility is remote in the current environment. The exercise price for these options, which is in most cases based on market values, is subject to change depending on the contractual mechanisms for determining market value, changes in the performance of target companies or general market factors. The maturity dates of these options vary. Changes of control that may result from the exercise of such options may be subject to government authorization.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Médi Telecom

As part of the acquisition on December 2, 2010 of 40% of the share capital and voting rights of the Moroccan operator Médi Telecom from FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions related to changes in the ownership structure of Médi Telecom. Orange was benefiting from a call option exercisable between June 1 and November 30, 2014, on a maximum of 9% of the share capital at a price set with reference to

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market value if the company was not listed on a stock exchange market. In addition, the agreements provide that, should the shares not be transferred to Orange by January 1st, 2015, Orange will automatically become the usufructuary of 10.10% of the capital and voting rights and will thus gain control of Médi Telecom.

On September 5, 2014, Orange exercised its call option and in the absence of an agreement between the shareholders about the market value of Médi Telecom, a financial expert was appointed on January 19, 2015 in accordance with the shareholders’ agreement to assess the company. The takeover of Médi Telecom by Orange, including through the usufructuary agreement, is still submitted to the authorization of The National Telecommunications Regulatory Agency in Morocco.

Korek Telecom

In November 2014, in accordance with the terms of the Korek shareholders’ agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of Korek Telecom’s share capital, that would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option. In accordance with the shareholders’ agreement, a procedure to appoint an expert is on going to determine the price of the call option. In case of actual transfer of the shares, Orange would still hold an indirect minority interest in Korek Telecom.

As Orange did not take the indirect control over Korek Telecom in 2014, Agility has a call option on its entire shares in the joint venture until December 31, 2015. If Agility does not exercise this call option and if Orange takes the indirect control over Korek Telecom in the future, Agility will have the possibility to sell its interest in the joint venture to Orange.

Furthermore, on July 2, 2014, the Iraqi regulatory agency notified Korek Telecom of its decision to cancel the partnership with Orange/Agility and required that it re-establish the shareholder structure existing before the execution of the partnership agreements in March 2011. The regulator argues that the conditions precedents to its approval of the transaction in 2011 were not satisfied and that it is therefore entitled to withdraw this approval. A litigation between Korek Telecom and the Iraqi regulatory authority is on going to overrule the decision of the regulatory authority.

14.3 Financing commitments

The Group’s main commitments related to borrowings are set out in Note 11.

Orange has pledged certain investments and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

As at December 31, 2014, Orange has pledged monetary instruments of 2.9 billion euros for the acquisition of Jazztel (see Note 2.2).

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Assets held under finance leases	576	688	690
Non-current pledged or mortgaged assets (1)	3,004	103	128
Collateralized current assets	59	65	76
Securitized receivables (2)	1,049	1,453	1,513
Total	4,688	2,309	2,407

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.6.

(2) See Note 3.3.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2014 (in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
Intangibles assets, net (excluding goodwill)	11,811	89	1%
Property, plant and equipment, net	23,314	14	0%
Non-current financial assets	1,331	-	-
Pledged monetary financial securities in connection with the offer on Jazztel	2,901	2,901	100%
Other (1)	28,859	-	-
Total non-current assets	68,216	3,004	4%

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

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Note 15 Litigations

As at December 31, 2014, the contingency reserves recorded by the Group for all the disputes (except tax litigations that are described in Notes 12.1 and 8.1) in which it is involved amounted to 491 million euros (versus 414 million euros at December 31, 2013 and 487 million euros at December 31, 2012). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on Note 4.6.

(in millions of euros)	Note	December 31, 2014	December 31, 2013	December 31, 2012
France Litigations (1)	15.1	290	125	175
Spain Litigations	15.2	20	40	47
Poland Litigations	15.3	154	184	202
Other countries Litigations	15.4	27	65	63
Total		491	414	487

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order or a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s turnover. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact Orange’s financial position are described below.

15.1 France litigations

Litigations related to competition law

Fixed networks and contents

- The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused by an alleged de facto termination of the agreements signed with Orange giving Numericable the right to use, for its cable networks, Orange’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004 as part of the sale of certain cable networks. The claims lodged by Numericable total over 3.1 billion euros; they were all rejected: on February 25, 2013, the Court of Arbitration of the International Chamber of Commerce of Paris rejected definitively all claims amounting to 542 million euros with respect to the 2004 agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment of the Commercial Court of Paris dated April 23, 2012 which had dismissed all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. Furthermore, the Court acknowledged the excessive nature of Numericable’s action. On August 29, 2014, Numericable lodged an appeal before the French Supreme Court. Orange believes that its claims are totally unfounded.

- In 2010, Completel sued Orange SA before the Paris Commercial Court to claim 496 million euros in damages allegedly suffered from practices engaged in by Orange on the wholesale broadband market between 2000 and 2002. On September 19, 2014, the Paris Court of Appeal upheld the decision of the Paris Commercial Court dated December 13, 2011, which had entirely dismissed Completel’s claims, holding that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. In the absence of an appeal before the Supreme Court, these proceedings are definitively closed.

- On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that Orange had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by Orange to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which Orange itself bids in response to tender offers issued by the local communities. The investigation is pending. In parallel, SFR brought an action for damages before the Paris Commercial Court on June 18, 2013. The total claims amounts provisionally to 50 million euros. At this stage, Orange believes that SFR’s claims are unfounded and was granted by the Court a stay of proceedings until the decision of the Competition Authority.

- On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services provided by Orange in 2006 and 2007 and 41 million euros for wholesale access or interconnection services provided by Orange from 2006 to 2008.

A few days before these decisions were rendered, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. Orange believes these claims to be unfounded.

- On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers to the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. However, on October 8, 2014, the Paris Court of Appeal held that SFR did not show the existence of a relevant market limited to secondary residences and cancelled the first instance decision. On November 19, 2014, SFR lodged an appeal before the French Supreme Court.

- In July 2013, the European Commission carried out search and seizure operations at the premises of Orange SA and other

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European operators as part of an investigation procedure launched into the data connectivity on domestic access networks and the international transit business. Following the review of evidences collected, the Commission announced on October 3, 2014, that it ended its investigation in the absence of evidence of anti-competitive behavior.

Mobile networks

- On December 13, 2012, the French Competition Authority imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented as part of their unlimited offers launched in 2005 an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. Orange SA paid the fine and appealed the decision. On June 19, 2014, the Paris Court of Appeal ordered a stay of proceedings on the merits and remanded the case to the European Commission for consultation. On December 7, 2014, the Commission upheld the reasoning of the Competition Authority resulting in the imposed fine.

Following the decision of the French Competition Authority, Bouygues Telecom, Omea Telecom, Outremer Telecom and Euro-Information Telecom each brought in June 2013 an action against Orange SA before the Paris Commercial Court for damages allegedly suffered because of the sanctioned practices. As part of the settlement signed in March 2014 between Orange and Bouygues Telecom to put an end to certain litigation, Bouygues Telecom withdrew its claim for damages amounting to 700 million euros in principal. The other operators’ claims amount provisionally to a total of 129 million euros. Orange believes no damage was suffered by these operators.

- On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices having consisted in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of Orange SA in France since 2003. On October 27, 2014, Colt lodged a similar complaint with the Competition Authority. In December 2010, search and seizure operations were carried out by the Competition Authority in Orange SA premises and on May 15, 2012, the Paris Court of Appeal rejected the appeals against the orders authorizing these operations and recourses against the conditions in which these operations took place. The Authority started to investigate the substance of the case in March 2013 and Orange SA expects to receive during the first half of 2015 a statement of objections comprising several grounds for complaints.

Concurrently to the ongoing investigation before the French Competition Authority, Bouygues Telecom had brought an action before the Paris Commercial Court on June 13, 2013, for damages allegedly suffered because of these practices and provisionally estimated at 400 million euros. As part of the settlement signed in March 2014 between Orange and Bouygues Telecom to put an end to certain litigation, Bouygues Telecom withdrew its claim. However, on December 18, 2014, Colt also brought against Orange SA an action on similar grounds for damages allegedly suffered since at least 2007 which, although not yet fully assessed, is according to its own words “considerable and worth millions of euros”.

- Digicel in July 2004 and Outremer Telecom in July 2005 brought claims before the French Competition Council, regarding practices of Orange Caraïbe and Orange SA in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange to pay a fine of 63 million euros in total. Orange paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. Orange appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the French Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination. On July 4, 2013, the Paris Court of Appeal confirmed its first decision ordering Orange to pay a fine of 60 million euros and on January 6, 2015, the French Supreme Court made this decision definitive in dismissing Orange’s and Digicel’s appeals.

Concurrently to this procedure before the French Competition Authority, in March 2009 Digicel initiated before the Paris Commercial Court legal action for damages stemming from these practices, in an amount which Digicel assessed in its latest pleas at 594 million euros. Similarly, Outremer Telecom initiated a similar action before the Paris Commercial Court on October 11, 2010, seeking compensation for an estimated 75 million euros damages. Orange Caraïbe and Orange SA believe that these claims are unfounded and that their amount appears in any event to be totally unjustified. The Court’s decisions are expected in 2015.

Other proceedings

- On January 13, 2015, the French Supreme Court dismissed Suberdine liquidators’ appeal against the Versailles Court of Appeal’s decision dated November 14, 2013, which held them inadmissible. Suberdine, distributor of Orange offers in France from 1995 to 2003 had sued Orange SA in 2004, claiming that Orange had suddenly terminated their business relationship and attributing to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. In March 2006, the Court had ordered Orange to pay Suberdine 12 million euros in damages. Before the second Court of Appeal examining the case on remand, the liquidators claimed up to 768 million euros in damages. The case is definitively closed.

- On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, had confirmed the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver them without charge its directory database, together with daily updates. The Court had to determine whether Orange’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress, and if so, for what amount. The Court had held that the claimants could not characterize any prejudice as they had unlawfully downloaded Orange’s data during the full considered period. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed for the second time the decision of the Paris Court of Appeal and asked again the Court of Appeal to determine whether Orange’s established anticompetitive practices had caused damages to the two companies. Before the new Court of Appeal, Lectiel and Groupadress increased their claim to 4,7 billion euros without any justification, Orange believes that these claims are groundless.

15.2 Spain litigations

- On December 20, 2012, following the conclusion of a sanction procedure against Telefonica, Vodafone and Orange Espagne the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNMC held that the three operators fixed abnormally high tariffs for SMS between 2000 and 2009. Orange believing this decision to be unfounded,

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obtained its provisional suspension on May 24, 2013 and lodged appeals on the merits against it together with the two other operators. At December 31, 2014, the appeals are pending before the courts. A decision is expected during the second half of 2015.

- Following a complaint lodged by British Telecom, the CNMC opened in January 2011 a procedure aiming at the practices of Orange, Telefonica and Vodafone on the wholesale markets of the Spanish mobile phone sector. The objective of this procedure was to verify that the retail offers of these operators can be replicated by their MVNOs. On January 8, 2013, Orange received a statement of objections from the CNMC. On March 11, 2014, the CNMC dismissed the complaint, judging that the MVNOs were able to reproduce the retail offers of these operators. British Telecom lodged an appeal against this decision.

15.3 Poland litigations

- On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 128 million euros on Orange Polska (formerly TP) for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleged that Orange Polska engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2, 2011, Orange Polska lodged an appeal against the Commission’s decision before the General Court of the European Union.

On April 16, 2012, Netia had initiated an amicable procedure before the Warsaw Commercial Court in order to obtain compensation from Orange Polska stemming from its practices on the wholesale broadband access market as sanctioned by the European Commission. The parties had not reached an agreement within the framework of this procedure. Nevertheless, in November 2014, Netia and Orange Polska concluded a settlement putting this case to an end.

- In September 2013, Magna Polonia initiated an amicable procedure before the Warsaw Commercial Court in order to obtain payment of a total 618 million zlotys (145 million euros) in damages from Orange Polska (formerly PTK Centertel) and three other operators in relation to alleged concerted practices aiming at delaying the development of new services on the mobile television market. Orange Polska refused the proposed settlement. Orange believes Magna Polonia’s claim to be unfounded.

- On March 18, 2013, the Polish Office of Competition and Consumer Protection (UOKiK) opened an investigation of the country’s three main mobile operators, including PTK Centertel. The UOKiK indicated that it suspected an abuse of a dominant position from the three operators in relation with their interconnection rates. At this stage of the procedure, Orange does not identify any risks relating to this investigation.

15.4 Other countries litigations

- On February 15, 2011, pursuant to an investigation on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services, the Romanian Competition Authority imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and cancelled the fine imposed by the Authority; but on June 3, 2014, the Romanian Supreme Court reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case is remanded to the Bucharest Court of Appeal.

In addition, on April 5, 2011, the Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are tariff differentiation between calls made within the same network and calls made to competitors’ networks, that would not be justified by a gap between the underlined cost of these two types of calls. A non-litigious procedure aiming at closing the case through a number of market commitments is ongoing between the Authority and Orange Romania.

- In September 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing a significant price decrease of contractual interconnection tariffs signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decrees until the issuance of a decision on the merits of the case. On May 25, 2013, the Administrative Supreme Court confirmed this stay of execution. Taking notice of these decisions, the NTRA issued a decree on February 10, 2014, ordering the operators to revert to the contractual interconnection tariffs. The procedure on the merits remains nevertheless ongoing.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim for damages in December 2010, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines. At December 31, 2014, TE’s claims amounted to 10.6 billion Egyptian pounds (1,2 billion euros) and Mobinil’s claims amounted to 407 million Egyptian pounds (47 million euros). The arbitral award is expected during the first half of 2015.

15.5 Other litigations

State aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which Orange would have benefited:

- In January 2003, the European Commission launched an investigation concerning the financial measures announced by the French State on December 4, 2002. On such date, the Government had announced that it was prepared to extend a shareholder’s loan to Orange SA in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and Orange SA but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union (GCEU). On May 21, 2010 the GCEU cancelled the decision of the European Commission judging that, although this government’s statement conferred, with other statements in support of Orange, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. But on March 19, 2013, the European Court of Justice (ECJ) cancelled the GCEU’s decision holding that, even though the shareholder’s loan had not been implemented, the announcement gave Orange an advantage granted through State resources as such a loan could potentially affect the state budget. The ECJ’s ruling does not contradict the effects of the European Commission’s decision that did not order any repayment of State aid. The case was remanded to the GCEU for a new examination. Its decision is expected during the first quarter of 2015.

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- On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by Orange SA in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Telecom became a public limited company. This investigation followed a complaint by Bouygues Telecom in 2002.

By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of Orange SA’s social security contributions to its competitors’ calculation, including with respect to the “non-common” risks (not supported by civil servant), i.e. contributions to unemployment risk and to non-payment of wages in case of restructuring or winding up of the Company. Following this decision, an amendment to the Act of July 2, 1990, was passed on August 16, 2012 imposing on Orange SA the payment of contributions linked to non-common risks; this provision being retroactively applicable to the contributions due with respect to compensation paid in 2012. Following the publication of the government decree implementing the Act, all the contributions due were paid to the French State in December 2012. Since then, they are paid directly by Orange SA to the appropriate government agencies.

On March 2, 2012 and August 22, 2012 respectively, the French government and Orange appealed against the Commission’s decision before the GCEU. Orange believes that this decision creates a very strong structural disadvantage for the Company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical. These appeals are not suspensive. The GCEU’s decision could be rendered during the first half of 2015.

International litigations

- Concurrently to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany, that were put to an end by the decision of the German Supreme Court dated April 23, 2012, a few shareholders of Freenet pursue a lawsuit against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. If successful, this lawsuit would aim at compelling Freenet’s management to file a claim for damages against Orange SA. On August 16, 2013, the Court of Kiel dismissed the shareholders’ claim rejecting any possibility to modify the conditions of the merger. The appeal of this decision is pending before the Court of Schleswig which will issue a final decision unappealable before the Supreme Court. This procedure did not evolve during 2014.

- Pursuant to the Paris Court of Appeal’s decision dated May 24, 2013, confirming the inadmissibility of the claims of Messrs Mikati, minority shareholders of FTML, who filed suit against Orange SA in 2007 in the Paris Commercial Court, seeking payment of 97 million US dollars, Messrs Mikati lodged an appeal before the Supreme Court and then withdrew it. This procedure is thus definitively closed.

Other than proceedings that may be initiated in respect of tax audits as disclosed in Notes 12.1 and 8.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 16 Subsequent events

Disposal of EE

On February 5, 2015, Orange and Deutsche Telekom AG signed an agreement with BT Group plc (BT) to sell 100% of their shares in EE, their joint venture in the United Kingdom (see Note 2.2).

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Note 17 Main consolidated entities

At December 31, 2014, the scope of consolidation has approximately 380 entities. The Group’s main consolidated entities are presented by segment in the table below.

The main changes in scope of consolidation for the year ended December 31, 2014 are set out in Note 2.2. Special-purpose entities included within the scope of consolidation are companies linked to securitization in France.

As regards subsidiaries with minority interests:

- Orange Polska’s financial data are presented in segment information and its financial statements are published in Warsaw Stock Exchange, Orange Polska being quoted;

- financial statements for Sonatel Group, Jordan Group, Mobistar and ECMS are respectively published at the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies’ being quoted;

- the others subsidiaries are not significant compared to Orange financial data. Consequently, financial information is not presented for these subsidiaries in Orange’s consolidated financial statements.

Company Orange SA	Parent company	Country France
Main consolidated entities
France Segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France
Spain Segment	% Interest	Country
Orange Espagne	100.00	Spain
Polska Segment	% Interest	Country
Orange Polska	50.67	Poland
Rest of the World Segment	% Interest	Country
Orange Armenia	100.00	Armenia
Mobistar	52.91	Belgium
Orange Botswana	73.68	Botswana
Orange Cameroun	94.40	Cameroon
Orange Centrafrique	100.00	Central African Republic
Orange RDC	100.00	Democratic Republic Of the Congo
ECMS and subsidiaries	93.92	Egypt
Orange Guinée (2)	37.83	Guinea
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Côte d’Ivoire	85.00	Ivory Coast
Côte d’Ivoire Telecom (1)	45.90	Ivory Coast
Jordan Telecom and subsidiaries	51.00	Jordan
Orange Communications Luxembourg	52.91	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Mali (2)	29.65	Mali
Orange Moldova	94.35	Moldava
Orange Niger	80.00	Niger
Orange Romania	97.74	Romania
Sonatel (2)	42.33	Senegal
Sonatel Mobiles (2)	42.33	Senegal
Orange Slovensko	100.00	Slovakia
Entreprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and subsidiaries	100.00	France
Network Related Services and subsidiaries	100.00	France
Orange Business Services Participations and subsidiaries	100.00	United Kingdom
International Carriers & Shared Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and subsidiaries	100.00	France
FT Marine and subsidiaries	100.00	France
Orange Studio and subsidiaries	100.00	France
OCS	66.66	France
Dailymotion	100.00	France
Securitization vehicles	100.00	France
Orange Brand Services	100.00	United Kingdom

(1) Orange SA owns and controls 90% of FCR Côte d’Ivoire, which owns and controls 51% of Côte d’Ivoire Telecom.

(2) Orange SA controls Sonatel and its subsidiaries,which are fuly consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% de FCR, which owns and controls 42,33% of Groupe Sonatel.

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Note 18 Accounting policies

18.1 Consolidated financial statements preparation principle

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

- finance income;

- finance costs;

- income taxes (current and deferred taxes);

- net income of discontinued operations or operations held for sale which represent a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items in other comprehensive income are reported based on whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

- items that will not be reclassified to profit or loss:

- remeasurement of actuarial gains or losses on defined benefit plans,

- other comprehensive income of the entities accounted for under the equity method (post-tax);

- items that may be reclassified to profit or loss subsequently:

- remeasurement of assets held for sale,

- remeasurement of cash flow hedge instruments,

- remeasurement of net investment hedge instruments,

- currency translation adjustment,

- total amount of tax relating to the above items,

- other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets expected to be realized and liabilities expected to be settled within the normal operating cycle are classified as current and beyond as non-current. Operating cycle’s timeframe is disclosed in Notes 18.3, 18.4 and 18.7.

Investments that meet the following conditions required by IAS 7 qualify as cash equivalents in the statement of financial position and in the statement of cash flows:

- held for the purpose of meeting short-term cash commitments; and

- short-term assets at the acquisition date, easily convertible into a determined cash amount and subject to a remote risk of change in value.

The management of these investments is described in Notes 11.3 and 11.5.

Assets and liabilities held for sale are reported on a separate line below the non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method starting with the consolidated net income and is broken down into three categories:

- cash flows arising from operating activities (including finance costs and income taxes);

- cash flows arising from investing activities (notably the purchase and disposal of financial investments, intangibles and tangibles but excluding finance leases);

- cash flows arising from financing activities (notably loan issuance and redemption, equity instrument issuance, purchase and disposal of non-controlling interests, share buyback, dividends paid).

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Segment reporting

The operating segments are components of the Group for which the operations are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments’ performance.

The reported segments are:

- the France, Poland, Spain, Enterprise operating segments, to which is added EE, the joint venture with Deutsche Telekom in the United Kingdom;

- Rest of the World for the other operating segments formed by the telecommunications operator activities in other European countries, Africa and the Middle East;

- International Carriers and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development, and other shared competencies as well as the Orange brand.

The use of shared resources, mainly provided by IC & SS and by Orange France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations and share of profits (losses) of associates and joint ventures) is one of the key measures of operating profitability used by the Group internally to (i)

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manage and assess the results of its operating segments, (ii) implement its investments and resource allocation strategy, and (iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made in reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

- in operating income for commercial transactions;

- in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

- profit or loss while following the above method with respect to financial assets and liabilities;

- the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Foreign operations’ financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

- assets and liabilities are translated at the year-end rate;

- items in the statement of income are translated at the average rate for the year;

- the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

- net income of discontinued operations, when a major line of business or geographical area is disposed;

- gains (losses) on disposal of businesses and assets, when other businesses are disposed;

- reclassification of cumulative translation adjustment in case some entities are liquidated or some operations discontinued.

18.2 Changes in scope of consolidation

Entities are fully consolidated if the Group has all the following:

- power over the investee; and

- exposure, or rights, to variable returns from its involvement with the investee; and

- the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications when the ownership interest does not imply a rebuttable presumption are provided in Note 17.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the reporting period ending date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for applying the acquisition method:

- the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including - from January 1, 2010 - all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

- goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

For each business combination with ownership interest below 100%, non-controlling interests are measured:

- either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

- at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

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Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

Loss of control with residual equity interest

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the following occurs at the date when control is lost:

- the recognition of a gain or loss on disposal which comprises:

- a gain or loss resulting from the ownership interest disposed, and

- a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

- the reclassification in profit or loss of all related other comprehensive income balances.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

- the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

- the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

18.3 Revenue

Revenue

Revenue from the Group’s activities is recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group analyzes all deliverables in the arrangement to determine whether they represent separate units of account. A delivered item (sold product or rendered service) is considered a separate unit of account if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of account based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a one or two-year period with respect to the offers paid by instalments which have been more recently placed on the market.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this is not a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Provision of equipment

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. For instance, the provision of an Internet box does not constitute a separable component from the Internet access service.

When equipment - associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a Commission for signing up the customer, the related revenue is:

- recognized when the equipment is sold to the end-customer;

- assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable. Equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenue

With regards to the mass market and the corporate market, revenue from telephone service and Internet access is recognized on a straight-line basis over the subscription period and revenue from charges for incoming and outgoing telephone calls, international roaming or data exchange invoiced to the customers is recognized when the service is rendered.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service while wholesale voice or data transfers (ending on the Orange national network or carried through the Orange international network) are recognized when the service is rendered. Between the major international transit carriers, transfers of minute are invoiced gross (and often settled on a net basis) and transfers of data are not charged (free peering). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (free peering and net neutrality).

Revenue from the sale of transmission capacity on terrestrial and submarine cables as well as the one from local loop unbundling is recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenue is recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

The Group offers customized solutions, in particular to its business customers. These arrangements are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenue based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

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The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenue. Such penalties are recorded when it is likely that they will be paid.

Promotional offers and loyalty programs

Revenue is stated net of discounts. With respect to certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed non-cancellable period.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Public-to-private service concession arrangements

The public-to-private service concession arrangements are accounted for in accordance with IFRIC 12. Revenue is recognized under the percentage of completion method in accordance with IAS 11 during the construction period and in accordance with IAS 18 during the operating and maintenance period.

The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

- an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the arrangement period;

- a financial asset, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for using the amortized cost.

Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers who purchase handsets are discounted and classified as current items.

Impairment of trade receivables is based on two methods:

- A statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

- A stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated security funds, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables derecognition.

18.4 Purchases and other expenses

Firm purchase commitments are disclosed as unrecognized contractual commitments.

External purchases, other operating expenses

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Onerous supplier contracts

During the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following space release due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Trade payables related to purchases of goods and services

These liabilities, resulting from trading transactions, are classified as current items, including those that have been financed by the supplier (with or without notification of transfer to financial institutions) when their terms are consistent with market practices which may be up to 6 months in the case of extended term offer. Current interest-free payables are booked at their nominal value and interest bearing payables are carried at amortized cost.

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Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities.

Contingent liabilities

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

- possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

- present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

18.5 Employee benefits

Post-employment benefits and other long-term benefits

Employee benefits are granted through:

- mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

- defined benefit plans: obligations under these plans are measured using the projected unit credit method:

- their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned,

- the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area,

- actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income,

- the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for senior plans (TPS). The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

Provisions are made are termination benefits. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Share-based compensation

The fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

- employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

- equity for equity-settled plans.

18.6 Goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

- for business combinations before January 1, 2010:

- goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date, and

- goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

- for business combinations on or after January 1, 2010, goodwill is computed:

- either on the equity interest acquired (with no subsequent changes if there are any additional purchases of non-controlling interests), or

- on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share (which was the case for the ECMS business combination in 2010).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies. De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of

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CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Except in specific cases, the value in use retained by the Group is higher than the fair value less costs to sell.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, as of November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a three to five-year period, plus a terminal value, (ii) revenue and EBITDA based on quoted price multiples for comparable companies by applying a control premium, and (iii) revenue and EBITDA resulting from comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

- cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation);

- post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next two years (for some CGUs), and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

- post-tax cash flows are subject to post-tax discounting, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business sectors. These assumptions include:

- key revenues assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operators services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

- key costs assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues as part of the Chrysalid program or the effects of natural attrition and departures plans on staff already incurred;

- key assumptions on the level of capital expenditures, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network or obligations to open up networks to competitors.

Carrying values of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately, see below) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances).

If a CGU partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

18.7 Other intangible assets and property, plant and equipment

Firm purchase commitments are disclosed as unrecognized contractual commitments less any prepayments which are recognized as advances.

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, Indefeasible Rights of Use, patent and development costs, software as well as operating rights granted under certain public-to-private service concession arrangements.

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired as part of a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using the generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

- the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

- the probability for the intangible asset to generate future economic benefits for the Group; and

- the reliable measurement of the expenditure attributable to the intangible asset during its development.

The operating rights granted under certain public-to-private service concession arrangements are rights to charge users of the public service (see Note 18.3).

Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes

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the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

The arrangements relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs are expensed when the service is rendered.

Leases

Leases that transfer the risks and rewards of ownership to the Group (finance leases) are recorded as assets against a financial liability. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

- the lease transfers ownership of the asset to the lessee by the end of the lease term;

- the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

- the lease term is for the major part of the estimated economic life of the leased asset;

- at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of the finance leases relate to network buildings.

Leases of premises and salespoint are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments.

The radio sites’ accommodation lands and buildings may be owned or leased by the Group (either though a finance lease or an operating lease).

Assets leased by the Group under leases that transfer the risks and rewards of ownership to third parties, are treated as having been sold.

Network sharing between telecommunications operators

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other wireless operators on a reciprocal basis enabling the operators to narrow the overlap of radio sites and related facilities. e.g., in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the radio access network infrastructures and related equipment are recognized as fixed assets up to the Group’s share of assets implemented by Orange or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (tower companies). These TowerCos enable wireless operators, including Orange, to share sites, passive infrastructure and related services (by managing the wireless operators’ sites and/or by acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to qualify these transactions as a lease or a service. The long-term commitments resulting from these arrangements are disclosed as unrecognized contractual commitments (see Note 14).

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network roll-out does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Depreciation

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates: these changes in accounting estimates are recognized prospectively.

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Main assets	Depreciation period (average)
Trademarks	Up to 10 years, except for the Orange brand with an indefinite useful life
Subscriber bases	Expected life of the commercial relationship; 3 to 7 years
Mobile network licenses	Period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 of years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years

Impairment of non-current assets other than goodwill

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

The Orange trademark has an indefinite useful life and is not amortized but tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in their business plan) discounted at perpetuity, less the attributable costs to the brand’s owner.

Dismantling and restoring sites

The Group is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

Trade payables related to purchases of assets

These liabilities result from trading transactions, including those that have been financed by the supplier with or without notification for transfer of the invoice to financial institutions, when their terms are consistent with market practices which may be up several years in case of infrastructure roll-out. Those payables with a maturity over 12 months are reported under non-current items. Current interest-free payables are booked at their nominal value and interest bearing payables are carried at amortized cost.

18.8 Operating taxes and levies

In France:

- the Territorial Economic Contribution (CET) paid in France is accounted for as “Operating taxes and levies”;

- the Research Tax Credit (CIR) represents a research and development government grant as defined under IAS 20 and is reported within “Operating income”;

- the Competitiveness and Employment Tax Credit (CICE), which reduces the social security contributions, is reported as a reduction of “Personnel expenses”;

- the flat-rate tax on network businesses (IFER) is accounted for as “Operating taxes and levies” on a prorata temporis basis over the recovery year.

18.9 Interests in associates and joint ventures

The carrying amount accounted for under equity method corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee. Any impairment is accounted for as “Share of profits (losses) of associates and joint ventures”.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell (see Note 18.6). The unit of account is the whole investment. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

18.10 Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between the parties to the contract.

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Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in entities which are not consolidated and not accounted for using the equity method, marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by a third or over twelve months, the cumulative impairment loss included in other comprehensive is definitely reclassified from equity to profit or loss within “Gain (losses) on disposal of businesses and assets”.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount. Regarding trade receivables, this method is disclosed in Note 18.3.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

- assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

- assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

- derivative assets not qualifying for hedge accounting;

- assets voluntarily classified at inception in this category because:

- this classification allows the elimination or a significant reduction in the measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost),

- a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel,

- the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value,

- they are investments in associates held by venture capital organizations measured at fair value in accordance with IAS 28.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

Borrowings and other financial liabilities at amortized costs are recognized upon origination at the fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

Compound instruments

Some financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The carrying amount of the equity component is determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined and accounted for at initial recognition shall not change throughout the existence of the instrument.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature. The Group does not account for financial liabilities at fair value through profit or loss other than a 25 million euros borrowing.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

- at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

- at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

- the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

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The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

- the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

- the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

- fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

- cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

18.11 Fair value of financial assets and liabilities

The definition of fair value used by the Group is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

- level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

- level 2: inputs that are observable for the asset or liability either directly or indirectly;

- level 3: unobservable inputs for the asset or liability.

Available-for-sale assets

The fair value is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Loans and receivables

The Group considers the carrying amount of cash, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

With respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value.

The fair value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

The fair value of financial liabilities is determined using:

- the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

- the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss

The fair value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

Derivative instruments

The fair value of derivative financial instruments traded over-the-counter is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by Bloomberg.

As regards the derivative instruments, the Group corporate Treasury Department systematically enters into FBF (Fédération Bancaire Française) or ISDA (International Swaps and Derivatives Association) arrangements with its bank counterparties. These arrangements include CSA (Credit Support Annex) clauses which enable cash collateral swaps on a monthly or weekly basis and with no threshold for all the derivative instruments. With regard to certain counterparties, these arrangements are only applicable to derivatives having a maturity of more than three months. These agreements trigger, with each counterparty, the receipt or the payment of the net variation in the fair value of the portfolio between two margin calls. Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This is a risk of increase in the change in portfolio value which can be modelled by a range of options such as the purchase of a one month cap in accordance with the portfolio parameters (net nominal by counterparty, volatility, sensitivity). As a consequence, the non-performance risk is this exposure multiplied by the default probability until the derivative maturity and the loss when there is a default (0,6 is the market position).

When there are no reliable market data which identify the default probability, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) evolutions. Counterparty default risk and the Group’s specific default risk are also continuously monitored based on the credit spread follow-up of the secondary market bonds

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and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtness and liquidity risk described in Note 11, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

18.12 Income tax

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

- the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

- it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

- entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

- entities have not yet begun to use the tax loss carryforwards;

- entities do not expect to use the losses within the timeframe allowed by tax regulations;

- tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

18.13 Equity

Equity comprises:

- share capital and Orange SA ordinary share premium;

- consolidated retained earnings and consolidated comprehensive income for the period (before allocation) attributable to Orange SA’s shareholders;

- consolidated retained earnings and consolidated comprehensive income for the period (before allocation) attributable to the non-controlling interests;

- subordinated notes; and

- equity component of perpetual bonds redeemable for shares.

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

- basic earnings per share are calculated by dividing net income for the year attributable to the equity holders, post-remuneration to the holders of perpetual subordinated notes, by the weighted average shares outstanding during the period;

- diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRSs, against finance income or expense.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IFRS 10, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

Each agreement with non-controlling interests shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are accounted for as equity instrument.

Equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. If any, a foreign exchange impact would be booked against equity at the exercise date of the purchase option.

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The holders payment is directly booked against equity at the decision date to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the portion attributable to foreign exchange is accounted for as equity.

Equity component of compound financial instruments

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component and is not subsequently remeasured, even when the instrument is extinguished.

Note 19 Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2014	December 31, 2013	December 31, 2012
Short-term benefits excluding employer social security contributions (1)	(10,318,413)	(10,365,525)	(11,060,015)
Termination benefits	(2,096,713)	-	-
Short-term benefits: employer’s social security contributions	(3,668,974)	(2,948,130)	(3,277,791)
Post-employment benefits (2)	(1,310,950)	(1,622,168)	(1,543,890)
Share-based compensation (3)	(16,249)	-	500

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).

(2) Service cost.

(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2014 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 15,738,833 euros (11,409,119 euros in 2013 and 20,636,625 euros in 2012).

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

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Note 20 Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of auditor’s fees included in the Group’s consolidated income statement for the year for the subsidiaries apply to fully consolidated subsidiaries.

(in millions of euros)	Deloitte						Ernst & Young
	Amount			%			Amount			%
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Audit
- Statutory audit fees, certification, auditing of the accounts	12.4	13.0	14.7	96%	96%	97%	14.2	14.6	16.7	95%	94%	95%
o/w issuer	7.6	7.8	7.2	59%	58%	47%	7.3	7.5	6.9	49%	48%	39%
- Ancillary assignments and services directly linked to the statutory auditors’ mission	0.2	0.5	0.3	2%	3%	2%	0.3	0.8	0.9	2%	5%	5%
o/w issuer	0.1	0.4	0.2	1%	2%	1%	0.1	-	0.2	1%	-	1%
Sub-total	12.6	13.5	15.0	98%	99%	99%	14.5	15.4	17.6	97%	99%	100%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries	0.3	0.1	0.1	2%	1%	1%	0.4	0.1	-	3%	1%	-
Total	12.9	13.6	15.1	100%	100%	100%	14.9	15.5	17.6	100%	100%	100%

All services provided by the statutory auditors in 2012, 2013 and 2014 were approved, in accordance with approving rules adopted by the Audit Committee in 2003 and updated in October 2013.

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4.1.2 Critical accounting policies and estimates

In accordance with the applicable rules in the European Union (EU), Orange (hereafter called the "Group") prepares its consolidated financial statements in accordance with IFRS as published by the IASB, and bases its discussion and analysis of its financial condition and results of operations on these consolidated financial statements.

Basis of preparation

Although IFRS as issued by the IASB constitute a full set of accounting principles, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following items:

- exemptions under IFRS 1 to the retrospective application of IFRS when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer of all cumulative translation differences to other comprehensive income at the transition date;

- alternatives allowed by various IFRS standards, such as: for each business combination since 2010, the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

- IFRS do not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group - like other preparers - has to define its own accounting policy in accordance with paragraphs 10 to 12 of IAS 8 until the issuance of new standards and interpretations by the IASB or the IFRS IC;

- IFRS does not provide for detailed guidance as to the form and content of the consolidated income statement but does include a standard on financial statements presentation.

The Group’s reported financial condition and results of operations are thus sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting the application of those policies.

Note 1.2 Basis of preparation of the 2014 consolidated financial statements and Note 18 Accounting policies of the consolidated financial statements describe in more detail the basis of preparation of the consolidated financial statements.

Use of estimates and judgment

The Group’s reported financial condition and results of operations are also sensitive to judgment, assumptions and uncertainties underlying the estimates made. These estimates may be revised if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made as of December 31, 2014 may be changed subsequently.

Note 1.4 Use of estimates and judgment of the consolidated financial statements describes in more detail the items that are the most affected by judgment, assumptions and uncertainties and refers to the notes which detail these judgment, assumptions and uncertainties and which provide some disclosures (if any) about the sensitivity underlying these estimates.

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4.3 Analysis of the Group’s financial position and earnings

This section contains Forward-looking indication about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.4 Risk factors of the 2014 Registration Document. See also the section on Forward-looking statements at the start of the 2014 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Notes 1 and 18 to the consolidated financial statements). Reported EBITDA, restated EBITDA, CAPEX and the net financial debt/EBITDA ratio are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange Group uses them, see Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The operating segments are described in Section 4.3.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions. The transition from data on a historical basis to data on a comparable basis (see the Financial glossary appendix) for the 2012 and 2013 financial years is set out in Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

At December 31, 2014, the EE joint venture is considered as a discontinued operation. EE shares are therefore recognized under “Assets held for sale” in the statement of financial position at December 31, 2014, and Orange’s share in EE net income under “Consolidated net income after tax of discontinued operations” in the income statement for all periods.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

4.3.1 Overview

4.3.1.1 Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2014	2013 Data on acomparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	39,445	40,469	40,981	(2.5)%	(3.7)%	43,515
Reported EBITDA (2)	11,112	12,020	12,235	(7.6)%	(9.2)%	12,495
Reported EBITDA/Revenues	28.2%	29.7%	29.9%			28.7%
Operating income	4,571	5,214	5,333	(12.3)%	(14.3)%	4,180
Operating income/Revenues	11.6%	12.9%	13.0%			9.6%
CAPEX (2)	5,636	5,563	5,631	1.3%	0.1%	5,818
CAPEX/Revenues	14.3%	13.7%	13.7%			13.4%
Telecommunication licenses	475	486	486	(2.3)%	(2.4)%	945
Investments financed through finance leases	87	95	95	(7.7)%	(7.9)%	47
Average number of employees (full-time equivalents) (3)	151,638	157,580	159,515	(3.8)%	(4.9)%	163,545
Number of employees (active employees at end of period) (3)	156,233	161,362	165,488	(3.2)%	(5.6)%	170,531

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix.

(3) See the Financial glossary appendix.

Restated operating data

(at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis(1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Restated EBITDA (2)	12,190	12,507	12,649	(2.5)%	(3.6)%	13,785
Restated EBITDA/Revenues	30.9%	30.9%	30.9%			31.7%

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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Net income

(at December 31, in millions of euros)	2014	2013 Data on a historical basis	2012 Data on a historical basis
Operating income	4,571	5,333	4,180
Finance costs, net	(1,638)	(1,750)	(1,728)
Income tax	(1,573)	(1,405)	(1,231)
Consolidated net income after tax of continuing operations	1,360	2,178	1,221
Consolidated net income after tax of discontinued operations (1)	(135)	(45)	(117)
Consolidated net income after tax	1,225	2,133	1,104
Net income attributable to owners of the parent	925	1,873	820
Non-controlling interests	300	260	284

(1) Share of profits (losses) of the EE joint venture (see Section 4.3.1.4 Significant events).

Net financial debt

(at December 31, in millions of euros)	2014	2013 Data on a historical basis	2012 Data on a historical basis
Net financial debt (1)	26,090	30,726	30,545

(1) See the Financial glossary appendix and Note 10 to the consolidated financial statements.

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.4.3 Financial risks in the 2014 Registration Document.

4.3.1.2 Summary of 2014 results

Revenues totaled 39,445 million euros in 2014, a decline of 3.7% compared with 2013 on a historical basis. On a comparable basis, revenues show a 2.5% fall in 2014 compared with 2013, against 4.5% in 2013 compared to 2012. On a comparable basis and excluding the effect of the fall in regulated prices the decline was limited to 1.6% between 2013 and 2014, after a 2.6% fall between 2012 and 2013, and revenues in the fourth quarter of 2014 were stable, compared to a 2.2% decline in the first nine months of 2014 versus the same period 2013. Most of the improvement came from mobile services in France, Spain and Belgium while Africa and the Middle East continued their sustained growth. On top of this, mobile equipment sales grew, driven by France and Spain.

The number of customers of the Group was 244.2 million at December 31, 2014, up by 3.3% on a historical basis and 4.8% on a comparable basis versus December 31, 2013. The number of mobile services customers was 185.3 million at December 31, 2014, a 6.5% year-on-year increase (i.e. 11.3 million new customers) on a comparable basis. In particular, Africa and the Middle East had 97.5 million customers at December 31, 2014, up by 11.9% (10.4 million new customers) on a comparable basis. In France, the number of mobile contract customers (22.0 million) was up by 5.8% and constituted 81% of the mobile customer base at December 31, 2014, on a comparable basis. In other European countries, the number of mobile contract customers (35.5 million at December 31, 2014) rose by 5.0% year-on-year to make up 58.4% of the mobile customer base at December 31, 2014 (a 2.2 percentage point year-on-year rise) on a comparable basis. The increase in contract customers was particularly evident in Poland, Spain, the UK, Romania, Belgium and Slovakia. The number of fixed-line broadband customers was 16.0 million at December 31, 2014, up by 3.5% year-on-year, adding 546,000 new customers including 273,000 in Spain and 245,000 in France. The number of fixed-line broadband customers includes 691,000 with fiber optic access at December 31, 2014.

Restated EBITDA (see Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix) totaled 12,190 billion euros in 2014. Restated EBITDA margin was unchanged from 2013 at 30.9% having fallen by 1.0 percentage point between 2012 and 2013 on a comparable basis. These performances are in line with the 2014 objectives of restated EBITDA between 12.0 and 12.5 billion euros and a stable restated EBITDA margin. The reduction in operating expenses included in the restated EBITDA figure (707 million euros, down 2.5%) offset 69% of the decline in revenues between 2013 and 2014, compared to 48% between 2012 and 2013, on a comparable basis.

Reported EBITDA (see Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix, was 11,112 million euros in 2014, down by 9.2% on a historical basis and by 7.6% on a comparable basis with 2013. On a comparable basis, the 908 million euro decrease in Reported EBITDA between 2013 and 2014 is attributable to:

- the 317 million euro decline in restated EBITDA;

- the 410 million euro rise in labor expenses related to i) the French “Part-Time for Seniors” plan, following agreements on the employment of older people signed in November 2009 and December 2012, and ii) the booking in 2014 of the Cap’Orange employee shareholding plan designed to bolster employee share ownership in the Group;

- the 398 million euro increase of net expense on various legal disputes. This including the recognition in 2014 of the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom to put an end to a series of litigations; and

- a total 140 million euro increase in restructuring costs to optimize the Group’s property holdings, streamline distribution networks, restructure the content rights business and adapt the workforce;

- partly offset by the recognition in 2014 of a 357 million euro net gain on disposal from i) disposals of Orange Dominicana, Wirtualna Polska in Poland, an investment in Bull in France, Orange Uganda and ii) the loss of control of Telkom Kenya.

Operating income totaled 4,571 million euros in 2014, down 14.3% on a historical basis and 12.3% on a comparable basis with 2013. On a comparable basis, the 643 million euro decline in Group operating income between 2013 and 2014 was principally attributable to a 908 million euro drop in Reported EBITDA, partly offset by a 283 million euro decline in the value of goodwill following the recognition of an impairment loss of 229 million euros in 2014 (in respect of Belgium). This compares to a 512 million euro impairment loss in 2013, chiefly in respect of Belgium and the Democratic Republic of Congo).

Consolidated net income after tax was 1,225 million euros in 2014, compared to 2,133 million euros in 2013. The 908 million euro decline in net income at Group scope between 2013 and 2014 reflected i)

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the 762 million euro decline in operating income, ii) the 168 million euro rise in income tax expense, and iii) the 90 million euro decline in net income from discontinued operations, which was the proportional share of EE’s net income, iv) partly offset by a 112 million euro improvement in finance costs, net resulting from the lower cost of net financial debt.

Net income attributable to owners of the parent was 925 million euros in 2014, compared to 1,873 million euros in 2013, a reduction of 948 million euros.

CAPEX (see Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix) was 5,636 million euros in 2014, unchanged on a historical basis and up by 1.3% on a comparable basis to 2013. CAPEX in the year represented 14.3% of revenues. Investment in fixed-line and mobile high capacity broadband grew sharply by 41%, with growth concentrated in Europe and particularly France. The Group invested heavily in mobile networks for Africa and the Middle East. Investment rose 22% to support the rapid expansion of activity in the region. This investment also allows Orange to further differentiate itself on service quality.

Net financial debt (see the Financial glossary appendix) fell by 4,636 million euros in 2014, to 26,090 million euros at December 31, 2014. Besides the 1,822 million euros from transactions and disposals of assets, the Group raised 2,745 million from its issue of perpetual subordinated notes (which count as equity) at the start of 2014. The hybrid bond issue in October 2014 (3.0 billion euros) connected with the public offer for Jazztel was offset by the pledge of monetary instruments for 2.9 billion euros as surety for this takeover bid.

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4.3.1.3 Impact of regulatory rate changes

Call termination and roaming prices continued to fall in 2014 in almost all European countries where the Group operates. The effect of the fall in regulated prices was however substantially lower in 2014 than in 2013. In 2014, cuts in regulated prices reduced mobile and fixed-line telephony revenues by 364 million euros (840 million euros in 2013), and Reported EBITDA by 127 million euros (279 million euros in 2013).

The regulations governing the operations of the Orange Group are described in Section 2.2 Regulations of the 2014 Registration Document. For further information on the risks relating to regulations, see Section 2.4.2 Legal risks in the 2014 Registration Document.

4.3.1.4 Significant events

In 2014, the Group was operating in an economic environment where growth, while slightly improved on 2013, remained generally weak across the euro zone.

The telecommunications sector continues to be affected by significant price cuts and the importance of entry-level offers in a fiercely competitive environment, especially in the Group’s main European markets.

Orange continues to respond to this challenging context by: i) pursuing its operational efficiency and cost control programs, ii) a sustained program of investments in high-capacity mobile (4G) and fixed-line (fiber optic) broadband networks, iii) appropriate segmentation of its product line-up, developing convergence offers and launching innovative services; and iv) adjusting its asset portfolio.

Improving operational efficiency, with the successful Chrysalid program

In 2011, the Group launched Chrysalid, its operational efficiency program running until 2015. The goal is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to controlling growth in expenditure and to apply this change throughout the Group, by sharing best practices across countries. In October 2012, the Group decided to speed up implementation of this program. The goal was to cut 3 billion euros from the projected increase in operational expenses compared with the 2010 cost base by the end of 2015.

In cumulative data between 2011 (when the program launched) to 2014, the goal of 3 billion euros was achieved in 2014, one year ahead of schedule: 473 million euros in 2011, 718 million euros in 2012, 870 million euros in 2013 and 932 million euros in 2014. In 2014, this amount related to both operating expenses included in Reported EBITDA, 781 million euros, and CAPEX, 151 million euros.

Investment in networks

The rollout of networks providing broadband and high-capacity broadband Internet access remains one of the Group’s top priorities.

Orange ranked No. 1 mobile network in France

For the fourth time Orange was confirmed as the number 1 mobile network in France according to the report by the Arcep (Autorité de Régulation des Communications Electroniques et des Postes - Postal and Electronic Communications Regulatory Authority) on “Quality of service for voice and data services over mobile networks in mainland France”, which was published in June 2014. The survey confirmed that Orange offers the best 2G/3G/H+ mobile network.

The network takes up 60% of total annual investments, particularly in the rollout and maintenance of existing 3G, 3G+ and H+ networks and high capacity broadband 4G, 4G+ and Fiber To The Home networks. At December 31, 2014, Orange offered 98.9% of the population 3G+ coverage and 80% H+.

Rollout of high capacity broadband mobile networks (4G and 4G+)

In France, Orange was market leader in the number of 4G sites in service at January 1, 2015, according to the Agence Nationale des Fréquences - French national agency for frequencies (ANFR). Orange is investing heavily to deploy its 4G and 4G+ networks. At December 31, 2014 the 4G network covered 74% of the population and Orange is accelerating its rollout of 4G+ (LTE Advanced) offering speeds up to 220 Mbits/s, twice as fast as a conventional 4G connection. At end-2014, 4G+ technology was already available in the heart of 15 major city centers, including Paris, making Orange the leader for 4G+ sites in service. At December 31, 2014, Orange had 3.7 million 4G customers in France, a net add of 2.7 million customers in a year.

In Spain, at December 31, 2014, the 4G network already covered all the provincial capitals, all towns with a population of more than 25,000, and more than 500 towns in all. 70% of the Spanish population was covered by the 4G network at December 31, 2014. A year and a half after launching its 4G offering, Orange had 2.3 million 4G customers in the country at December 31, 2014, having added nearly 1.8 million new customers in a year.

In Poland, rollout of the 4G network continues with 61% of the population covered by co-deployment at December 31, 2014. The 4G offers had attracted 613,000 customers by the end of the year.

In Belgium, Mobistar opened up its 4G network to all residential and professional customers with a contract including mobile data at the end of March 2014. Mobistar, which provided 4G coverage to 88%

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of the population at December 31, 2014, is planning to match the coverage of its current 2G network in 2015. In Luxembourg, 85% of the population can now get 4G technology and Mobistar continues to fill out its coverage.

In the rest of Europe, 4G deployment progresses apace, particularly in Romania (commercial launch in April 2014, 62% of population covered at December 31, 2014 and 4G+ networks in six cities), in Moldova (33% of population covered at December 31, 2014) and in Slovakia (4G license acquired in January 2014, commercial launch in July 2014, 30% of population covered by year-end). All European countries where the Group operates will have access to 4G before end-2015.

In Africa, rollout of the 4G network is under way in Senegal, Ivory Coast, Botswana and Mauritius.

Deployment of high-capacity fixed broadband networks (vDSL and FTTH)

In France, the sustained pace of its rollout means the Group had 3.6 million households in France with the ability to connect to fiber optic (FTTH) as at December 31, 2014, up 42% year-on-year. The number of customers with fiber optic rose 76% over the year to 563,000 at December 31, 2014. Orange outstrips all other operators for fiber optic rollout. As at December 31, 2014, its presence extends to more than 350 towns and over 500 municipalities representing more than one-third of homes in France. It aims to have one million customers in 2015.

In Spain, Orange’s joint rollout of fiber optic (FTTH) with Vodafone is under way and, with 830,000 homes connectable as at December 31, 2014, has already exceeded its target of 800,000 households. In July 2014, the two partners amended their initial agreement and Orange decided to accelerate the deployment of fiber optic in Spain, setting itself the goal of connecting seven million homes by 2017. Orange had 53,000 fiber optic customers in Spain at December 31, 2014.

In Poland, the Group is investing in broadband and high-capacity broadband, with the continued rollout of vDSL (more than 4 million connectable lines at December 31, 2014) and, more selectively, the first deployments of fiber optic (FTTH).

In Slovakia, Orange has already linked up more than 330,000 households to fiber optic and had 62,000 customers for this technology at December 31, 2014.

Construction agreement for submarine cable Sea-Me-We 5

In July 2014, Orange announced that it had signed a construction and maintenance agreement for the new submarine cable Sea-Me-We 5 (South East Asia-Middle East-Western Europe 5) connecting France and Singapore. The international consortium of which Orange is a part envisages the new 20,000 km fiber optic cable will come into service by the end of 2016. This further strengthens Orange’s position in the Asia-Europe route, a route where the Group is already co-owner of three submarine cables: Sea-Me-We 3, Sea-Me-We 4 and IMeWe which came onstream in 1999, 2005 and 2010, respectively.

Development of mobile payment systems

Payment by mobile is a major area of innovation for the Group. Orange’s ambition is to make mobile payment an everyday necessity in the next few years, on a par with voice services, SMS and Internet access. It plans to extend its service range in this field and provide low-cost access to the mass market.

Success of Orange Money in Africa and the Middle East

Orange Money passed the milestone of 10 million customers in April 2014. Since it launched in 2008, Orange Money has seen exceptional growth and had 12.6 million customers at December 31, 2014, a year-on-year increase of 51%. The service, backed by its banking partners, is now available in 13 countries in Africa and the Middle East. Orange Money is a means of payment that allows customers to access three types of services: money transfers, remote payment and financial services (transfers in and out of a bank account, payroll payments, etc.) In 2014, transaction volumes using Orange Money passed 4.5 billion euros and in some countries, such as Ivory Coast, more than 40% of Orange customers have an Orange Money account.

Launch of Orange Finanse in Poland

In October 2014, Orange and mBank launched Orange Finanse, a banking solution open to any mobile phone user in Poland. This solution comes as a simple downloadable application which gives the user access to a full range of banking services direct from their mobile.

Launch of Orange Cash in several French towns

In February 2014, Orange and Visa Europe announced the commercial launch of Orange Cash in France, in Caen and Strasbourg, two of the leading locations for NFC (Near Field Communication, contactless technology). This makes Orange the first French telephony operator to offer its customers a new experience in mobile payment. Orange Cash is a mobile purse implemented as an application that can be downloaded to the user’s mobile. By end-2014, Orange Cash was up and running in Caen, Strasbourg, Nice, Lille and Rennes.

Change in asset portfolio

In 2014, the Group completed the disposals of Orange Dominicana (Dominican Republic), Orange Uganda and Wirtualna Polska (Poland). Then, in February 2015, the Group announced that both it and its partner Deutsche Telekom had agreed to sell their stakes in the UK joint venture EE. The Group also launched its project to acquire Spanish operator Jazztel in 2014.

Agreement to dispose of EE

In February 2015, Orange and Deutsche Telekom signed agreements to cede 100% of the capital in EE, their 50/50 joint venture in the UK, to BT Group. The parties agreed to value the whole company at 12.5 billion pounds sterling (around 16.7 billion euros). Once the transaction is complete, Orange will receive around 3.4 billion pounds sterling (around 4.6 billion euros) in cash and a 4% stake in the combined BT Group/EE after the latter issues the corresponding number of new shares. This amount will be recognized as adjustments to net debt, changes in working capital requirement and EE capital expenditures on completion of the sale.

The sale is still subject to approval from the competition authorities (see Note 2.2 to the consolidated financial statements).

At December 31, 2014, the EE joint venture is considered as a discontinued operation. EE shares are therefore recognized under “Assets held for sale” in the statement of financial position at December 31, 2014, and Orange’s share in EE net income under “Consolidated net income after tax of discontinued operations” in the income statement for all periods.

Project to acquire 100% of Jazztel in Spain

In September 2014, Orange announced the launch of a takeover bid on 100% of Jazztel, a company listed in Madrid. The purchase price for 100% of Jazztel was 3.4 billion euros.

With this acquisition, Orange will become the second biggest fixed-line broadband operator and own one of the most dynamic players in

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the mobile segment in Spain, thereby accelerating the movement of its customers towards convergence offers. In a recovering economic environment, the acquisition should allow Orange to step up its growth in a highly competitive market.

To maintain its balance sheet strength, Orange issued in September 2014 the equivalent of 3 billion euros of subordinated perpetual debt in a three-tranche offer denominated in euros and pounds sterling. The proceeds mainly went to finance a pledge of monetary instruments, in the amount of 2.9 billion euros, required to underwrite the Jazztel offer.

The sale is still subject to approval from the competition authorities (see Note 2.2 to the consolidated financial statements).

Disposal of 100% of Orange Dominicana

In April 2014, under an agreement signed in November 2013, Orange completed the sale of 100% of Orange Dominicana, the Group’s subsidiary in the Dominican Republic, to Altice. The gain on disposal before tax was 280 million euros at December 31, 2014. The net amount booked at December 31, 2014 (the main deduction being Dominican capital gains tax on the disposal) was 771 million euros (See Note 2.2 to the consolidated financial statements).

Disposal of 95.4% of Orange Uganda

In November 2014, pursuant to the agreement made in May 2014, Orange sold its 95.4% stake in Ugandan telecommunications carrier Orange Uganda to Africell Holding.

Loss of control of Telkom Kenya

In 2014, Orange sought to implement solutions to address the financial difficulties of Telkom Kenya. In the fourth quarter, having repeatedly failed to reach agreement with its fellow shareholder, the Kenyan government, Orange accepted that it would be contractually impossible to implement these solutions without the latter’s consent. In light of this situation, the Group recognized that it had lost control of the Company.

As a result, Orange’s investment in Telkom Kenya will be accounted for by the equity method as from December 31, 2014. This accounting change led to the reclassification for 2014 of the negative 83 million euros of equity attributable to non-controlling interests to equity attributable to the owners of the parent but had no significant impact on the income statement (see Note 2.2 to the consolidated financial statements).

4.3.1.5 Economic and political risks in sensitive areas

Orange has invested in the Middle East, North Africa and Sub-Saharan Africa, and owns subsidiaries and investments in these regions. A number of countries (most notably Egypt, Iraq, Jordan, Cameroon, Mali, Niger, the Democratic Republic of Congo and the Central African Republic) continue to suffer political or economic instability that could affect the activity and results of local Group companies and may continue to affect them in the future. In some cases, these situations have led the Group to book impairment losses on its assets, particularly in Iraq (see Notes 6, 7 and 9 to the consolidated financial statements).

For further information on these risks, see Section 2.4 Risk factors in the 2014 Registration Document.

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4.3.2 Analysis of the Group’s income statement and capital expenditures

4.3.2.1 From Group revenues to Reported EBITDA

(at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	39,445	40,469	40,981	(2.5)%	(3.7)%	43,515
External purchases (2)	(17,251)	(17,727)	(17,965)	(2.7)%	(4.0)%	(19,100)
Other operating income and expense (2)	(182)	194	179	na	na	179
Labor expenses (2)	(9,066)	(8,900)	(9,019)	1.9%	0.5%	(10,363)
Operating taxes and levies (2)	(1,795)	(1,710)	(1,717)	5.0%	4.5%	(1,857)
Gains (losses) on disposal	430	38	119	ns	261.6%	158
Restructuring costs and similar items	(469)	(344)	(343)	36.5%	36.6%	(37)
Reported EBITDA	11,112	12,020	12,235	(7.6)%	(9.2)%	12,495

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See the Financial glossary appendix.

4.3.2.1.1 Revenue

Change in revenues

Revenues (2) (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
France	19,304	20,008	20,018	(3.5)%	(3.6)%	21,431
Spain	3,876	4,052	4,052	(4.4)%	(4.4)%	4,027
Poland	2,918	3,055	3,079	(4.5)%	(5.2)%	3,381
Rest of the World	7,374	7,368	7,792	0.1%	(5.4)%	8,281
Enterprise	6,299	6,448	6,513	(2.3)%	(3.3)%	7,001
International Carriers & Shared Services	1,814	1,770	1,702	2.5%	6.6%	1,623
Eliminations	(2,140)	(2,232)	(2,175)			(2,229)
Total Group	39,445	40,469	40,981	(2.5)%	(3.7)%	43,515

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Note 3.1 to the consolidated financial statements.

2014 vs 2013

In 2014, the revenues of the Orange Group totaled 39,445 million euros, down 3.7% on a historical basis and 2.5% on a comparable basis with 2013.

The 3.7% historical basis fall in Group revenues between 2013 and 2014, equivalent to 1,536 million euros, was attributable to i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 413 million euros and chiefly included the effect of the disposal of Orange Dominicana on April 9, 2014 (329 million euros), ii) a 99 million euro adverse impact from foreign exchange fluctuations, and iii) organic changes on a comparable basis which resulted in a 1,024 million euro reduction in revenues.

On a comparable basis, the 2.5% or 1,024 million euro decline in Group revenues between 2013 and 2014 was attributable mainly to:

- the negative effect of the fall in regulated prices in the amount of 364 million euros, particularly in Spain, Poland, Romania and France;

- revenue trends in France (down 3.2% or 647 million euros excluding the effect of the fall in regulated prices). The bulk of this trend is due to the repositioning of prices for the mobile customer base (price cuts linked to revamped offers and the development of SIM-only offers) in 2012 and 2013 in an intensely competitive environment and, to a lesser extent, the long-term decline in revenues from conventional telephony. Mobile ARPU (see the Financial glossary appendix) fell by 7.2% at December 31, 2014, or 5.9% once the effect of the fall in regulated prices is stripped out, compared to December 31, 2013. That said, the decline in revenues in France slowed significantly in 2014, falling, once the effect of the fall in regulated prices is excluded, by just -1.5% in the fourth quarter following 2.6% in the third quarter, -4.0% in the second and -4.9% in the first, compared to the prior year periods;

- the decline in revenues in Spain, down by 1.8% or 72 million euros excluding the effect of the fall in regulated prices. The decline in mobile services revenues reflects i) continuing rapid expansion of SIM-only and Canguro convergence offers which are attractively priced (launched in the second quarter 2013), ii) partly offset by strong growth in sales of mobile equipment, driven by sales of mobile devices under staggered payment plans (also launched in the second quarter 2013 to coincide with the SIM-only services offer);

- the fall in revenues in Poland (down 2.5% or 76 million euros excluding the effect of the fall in regulated prices), mainly due to the long-term decline in conventional telephony services and the decline of revenues from mobile services, affected by price cuts, the development of SIM-only offers and competitive pressure;

- the reduction in revenues from the rest of Europe (down by 4.9% or 148 million euros excluding the effect of the fall in regulated prices), led by a significant fall-off in activity in Belgium, where mobile services underwent major price revisions in 2013; and

- the 2.3% decline in Enterprise revenues, equivalent to 149 million euros, mainly due to a reduction in voice and data services revenues partly offset by improved revenues from integration and IT services. Nevertheless, the signs of an upturn beginning from the start of 2014 continue, with revenues falling by 2.0% in the second half of the year following a -2.7% fall in the first half, compared to the 2013 periods;

ORANGE / 2014 REGISTRATION DOCUMENT - 187

- partly offset by growing revenues in Africa and the Middle East (up by 7.4% or 294 million euros, excluding the effect of the fall in regulated prices), with a generally robust performance in African countries (mainly Mali, Guinea and Ivory Coast) and growing activity in Egypt.

2013 vs 2012

In 2013, the revenues of the Orange Group totaled 40,981 million euros, down 5.8% on a historical basis and 4.5% on a comparable basis compared with 2012.

On a historical basis, the 5.8% or 2,534 million euro fall in revenues between 2012 and 2013 includes i) the adverse impact of foreign exchange fluctuations, which was 356 million euros and mainly reflects the change in the value of the Egyptian pound against the euro in the amount of 192 million euros, ii) the adverse impact of changes in the scope of consolidation and other changes, which was 229 million euros and mainly reflects the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 161 million euros, and iii) organic change on a comparable basis, i.e. a decline of 1,949 million euros in revenues.

On a comparable basis, the 4.5% or 1,949 million euro decline in Group operating income between 2012 and 2013 was attributable mainly to:

- the negative effect of the fall in regulated prices in the amount of 840 million euros, particularly in France, Poland, Spain, Belgium, Slovakia and Romania;

- revenue trends in France (down 4.8% or 1,012 million euros excluding the effect of the fall in regulated prices). This trend is mainly due to the effect of price reductions stemming from the recasting of the segmented Sosh, Open and Origami offers, and, to a lesser extent, the downward trend in conventional telephone services. Annual average revenues per user (ARPU, see the Financial glossary appendix) were down 11.5% in the mobile segment at December 31, 2013 compared with December 31, 2012 (8.0% excluding the effect of the fall in regulated prices);

- the 3.9% or 125 million euro decline in revenues in Poland (excluding the effect of the fall in regulated prices), which was attributable chiefly to the fall-off in traditional telephone services and heightened competitive pressure; and

- the 5.3% or 368 million euro decline in Enterprise revenues. This reflects the difficult economic environment, especially in Europe, with many deferrals of transformation projects among companies and increased price pressure during contract renewals;

- partially offset by i) by the 4.7% or 181 million euro increase in revenues in Africa and the Middle East (excluding the impact of the fall in regulated prices), with a good overall performance of African countries (mainly Ivory Coast, Guinea, Mali and Senegal) and sound revenues in Egypt, and ii) the growth of 4.4% or 169 million euros in revenues in Spain (excluding the impact of the fall in regulated prices), driven primarily by strong growth in sales of mobile devices and increased revenues from fixed-line services.

Changes in the number of customers

Customers (2) (3) (at December 31, in millions, at end of period)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Number of mobile customers (3)	185.3	174.1	178.5	6.5%	3.8%	172.4
Number of contract customers	65.2	60.8	61.7	7.2%	5.7%	57.0
Number of prepaid customers	120.1	113.2	116.8	6.1%	2.8%	115.4
Number of fixed-line telephony customers	42.7	43.2	42.2	(1.2)%	1.2%	43.2
Number of Internet customers	16.1	15.6	15.6	3.4%	3.4%	15.1
of which number of broadband Internet customers	16.0	15.5	15.5	3.5%	3.5%	14.9
Total Group (3)	244.2	232.9	236.3	4.8%	3.3%	230.7

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis. This was mainly the result of the disposals of Orange Dominicana in April 2014, which had 3.4 million customers at December 31, 2013, and Orange Uganda in November 2014, with 0.618 million customers at December 31, 2013 coupled with the shift to reporting Telkom Kenya, with 0.285 million customers, by the equity method from December 31, 2014, after Orange lost control of the company (see Section 4.3.1.4 Significant events).

(2) The number of Orange Group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method (see Note 9 to the consolidated financial statements).

(3) Excluding customers of mobile virtual network operators (MVNOs).

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4.3.2.1.2 Reported EBITDA and restated EBITDA

2014 vs 2013

The Reported EBITDA of the Orange Group totaled 11,112 million euros in 2014, down 9.2% on a historical basis and 7.6% on a comparable basis compared with 2013. The ratio of Reported EBITDA to revenues was 28.2% in 2014, down 1.7 points on a historical basis and 1.5 points on a comparable basis with 2013.

On a historical basis, the 9.2% or 1,123 million euro decline in Group Reported EBITDA between 2013 and 2014, reflects i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 203 million euros and chiefly included the effect of the disposal of Orange Dominicana on April 9, 2014 for 120 million euros and the gain on disposal of Orange Austria on January 3, 2013 for 73 million euros, ii) the adverse effect of foreign exchange fluctuations for 12 million euros, and iii) organic change on a comparable basis, i.e. a 908 million euro decline in reported EBITDA.

On a comparable basis, Group Reported EBITDA was down 7.6% or 908 million euros between 2013 and 2014.

The Group’s Reported EBITDA includes:

- in 2014, in the negative amount of 1,077 million euros:

- a 565 million euro charge for labor expenses comprising i) the “Part-Time for Seniors” plan in France for 358 million euros, following the agreements on the employment of senior workers signed in November 2009 and December 2012, ii) bonuses and other expenses related to the “Part-Time for Seniors” plan in France for 135 million euros, and iii) the Cap’Orange Employee Share Offering to strengthen employee shareholdings in the Group for 72 million euros (see Note 5 to the consolidated financial statements),

- a net expense of 431 million euros on various legal disputes, including the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom ending a series of litigations (see Notes 4.2 and 15 to the consolidated financial statements),

- restructuring expenses relating primarily to the optimization of real estate, the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce (see Note 4.3 to the consolidated financial statements) in the amount of 438 million euros,

- a 280 million euro gain on disposal from the disposal of Orange Dominicana (see Section 4.3.1.4 Significant events),

- a 71 million euro gain from the disposal of Wirtualna Polska in Poland,

- a 41 million euro gain from the disposal of the investment in Bull in France, and

- a 35 million euro loss on the disposal of Orange Uganda and the loss of control of Telkom Kenya in East Africa (see Section 4.3.1.4 Significant events); and

- in 2013, in a total negative amount of 414 million euros on a historical basis (and a negative 487 million euros on a comparable basis):

- restructuring expenses relating primarily to the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 299 million euros,

- 156 million euros in labor expenses, primarily for the Part-Time for Seniors plan in France in a total amount of 127 million euros following the agreements on the employment of senior workers signed in November 2009 and December 2012 (see Note 5 to the consolidated financial statements),

- a gain on disposal of 73 million euros on a historical basis (zero on a comparable basis, see Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis) on the disposal of Orange Austria (see Note 2.2 to the consolidated financial statements), and

- a net expense of 33 million euros on various legal disputes.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

Reported EBITDA & Restated EBITDA - 2014 vs 2013 (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis
Reported EBITDA (a)	11,112	12,020	12,235	(7.6)%	(9.2)%
As a % of revenues	28.2%	29.7%	29.9%
Expense for the Part-Time for Seniors plan in France and other labor expenses	(565)	(156)	(156)
Net expense on various legal disputes	(431)	(33)	(33)
Net gain from disposal of Orange Dominicana (2)	280	-	-
Net gain from disposal of Wirtualna Polska	71	-	-
Net gain from the disposal of Bull securities	41	-	-
Review of the East Africa equities portfolio (2)	(35)	-	-
Net gain from the disposal of Orange Austria	-	-	73
Restructuring costs relating primarily to real estate, distribution networks, content and personnel	(438)	(299)	(299)
Total restated items (b)	(1,077)	(487)	(414)
Restated EBITDA (a - b)	12,190	12,507	12,649	(2.5)%	(3.6)%
As a % of revenues	30.9%	30.9%	30.9%

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Section 4.3.1.4 Significant events.

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On a comparable basis, and after factoring in items restated in 2013 and 2014, restated EBITDA (see above) fell by 2.5% or 317 million euros between 2013 and 2014, attributable to:

- the 2.5% or 1,024 million euro decline in revenues, mainly reflecting the 364 million euro effect of the fall in regulated prices;

- partially offset by a 2.5% or 707 million euro decline in operating expenses included in the calculation of restated EBITDA (of which 578 million euros in France). The reduction in operating expenses included in the calculation of restated EBITDA offsets nearly 70% of the fall in revenues (more than 82% in France) thanks in large part to:

- the 2.9% or 254 million euro fall in labor expenses (see the Financial glossary appendix. This was largely due to the 3.8% fall in the average number of employees (full-time equivalents, see Financial glossary appendix), i.e. 5,942 fewer employees, mainly in France and Poland,

- the reduction of 4.4% or 298 million euros in commercial expenses and content costs (see Financial glossary appendix) mainly in France reflecting control over customer acquisition and retention costs (streamlining of distribution channels, reduction in subsidized marketing offers, etc.) and the impact of the expansion of SIM-only offers (mobile offers with no device included),

- the 2.3% or 110 million euro reduction in service fees and inter-operator costs (see Financial glossary appendix), the impact of growth in traffic volumes being more than offset by the favorable effect of the fall in regulated prices on interconnection costs in a total amount of 237 million euros,

- the 1.4% or 44 million euro reduction in other external purchases (see Financial glossary appendix), mainly due to the reduction of overhead in all the Group’s operating segments and property expenses, principally in France,

- the 0.8% or 24 million euro fall in other network expenses and IT expenses (external) (see Financial glossary appendix), led by the reduction in IT expenses, and

- the 23 million euro increase in other operating income (net of other operating expense) and 35 million euro improvement in net gains on disposal,

- partially offset by the 85 million euro increase in operating taxes and levies (see Financial glossary appendix), following a rise in the tax burden particularly in Africa and the Middle East and Belgium.

After factoring in items restated in 2013 and 2014, the ratio of restated EBITDA (see above) to revenues would have been stable at 30.9% in 2014 compared to 2013 on a comparable basis, in line with the Group’s stated objective of stabilizing this ratio between 2013 and 2014.

2013 vs 2012

The Reported EBITDA of the Orange Group totaled 12,235 million euros in 2013, down 2.1% on a historical basis and 0.4% on a comparable basis compared with 2012. The ratio of Reported EBITDA to revenues was 29.9% in 2013, up 1.1 points on a historical basis and 1.2 points on a comparable basis compared with 2012.

On a historical basis, the decline of 2.1% or 260 million euros in Reported EBITDA between the 2012 and 2013 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 136 million euros and mainly reflects the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 137 million euros, ii) the negative impact of foreign exchange fluctuations, which was 70 million euros and mainly reflects the change in the value of the Egyptian pound against the euro in the amount of 60 million euros, and iii) organic change on a comparable basis, i.e. a decline of 54 million euros in Reported EBITDA.

On a comparable basis, Group Reported EBITDA was down 0.4% or 54 million euros between 2012 and 2013.

The Group’s Reported EBITDA includes:

- in 2013, in the negative amount of 414 million euros:

- restructuring expenses relating primarily to the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 299 million euros,

- 156 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France in a total amount of 127 million euros following the agreements on the employment of senior workers signed in November 2009 and December 2012 (see Note 5 to the consolidated financial statements),

- a gain on disposal of 73 million euros from the disposal of Orange Austria (see Note 2.2 to the consolidated financial statements), and

- a net expense of 33 million euros on various legal disputes; and

- in 2012, in a total negative amount of 1,289 million euros on a historical basis (and a negative 1,381 million euros on a comparable basis):

- 1,293 million euros in labor expenses, primarily for the Part-Time for Seniors plan in France in a total amount of 1,245 million euros following the agreements on the employment of senior workers signed in November 2009 and December 2012 (see Note 5 to the consolidated financial statements),

- a 116 million euro expense (including registration fees) relating to the 110 million euros in compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS (see Notes 2.2 and 4.2 to the consolidated financial statements),

- a gain on disposal of 92 million euros on a historical basis (zero on a comparable basis, see Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis) on the disposal of Orange Suisse (see Note 2.2 to the consolidated financial statements), and

- a net gain of 27 million euros on various legal disputes.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

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Reported EBITDA & Restated EBITDA - 2013 vs 2012 (at December 31, in millions of euros)	2013	2012 Data on a comparable basis (1)	2012 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis
Reported EBITDA (a)	12,235	12,289	12,495	(0.4)%	(2.1)%
As a % of revenues	29.9%	28.6%	28.7%
Expense for the Part-Time for Seniors plan in France and other labor expenses	(156)	(1,292)	(1,293)
Compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS	-	(116)	(116)
Net income (net expense) on various legal disputes	(33)	27	27
Net gain from the disposal of Orange Austria	73	-	-
Net gain from the disposal of Orange Suisse	-	-	92
Restructuring costs relating primarily to distribution networks, content, personnel and property	(299)	-	-
Total restated items (b)	(414)	(1,381)	(1,289)
Restated EBITDA (a - b)	12,649	13,670	13,785	(7.5%)	(8.2)%
As a % of revenues	30.9%	31.8%	31.7%

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

On a comparable basis, and after factoring in items restated in 2012 and 2013, restated EBITDA (see above) fell by 7.5% or 1,021 million euros between 2012 and 2013, due to:

- the decline of 4.5% or 1,949 million euros in revenues, of which 840 million euros attributable to the effect of the fall in regulated prices;

- partially offset by a 3.2% or 929 million euro decline in operating expenses included in the calculation of restated EBITDA (of which 798 million euros in France), resulting mainly from:

- the 8.3% or 449 million euro reduction in service fees and inter-operator costs, the impact of higher traffic volumes being more than offset by the favorable effect of the fall in regulated prices on interconnection costs totaling 560 million euros,

- the 3.0% or 198 million euro reduction in commercial expenses and content costs, mainly in France, reflecting the impact of the development of SIM-only offers (mobile offers without handsets), and control of customer acquisition and retention costs,

- the 4.0% or 156 million euro decline in other external purchases, chiefly attributable to lower overheads (in all of the Group’s operating segments) and outsourcing expenses in respect of call centers, and

- the 1.2% or 107 million euro reduction in labor expenses, largely due to the 2.5% fall in the number of employees, i.e. 4,025 fewer employees. The change in labor expenses included the positive effect of the competitiveness and employment tax credit (Crédit d’Impôt pour la Compétitivité et l’Emploi - CICE) in the amount of 79 million euros in 2013.

After factoring in items restated in 2012 and 2013, the ratio of restated EBITDA (see above) to revenues would be 30.9% in 2013, down 1.0 percentage point on a comparable basis compared with 2012.

4.3.2.2 From Group Reported EBITDA to operating income

(at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Reported EBITDA	11,112	12,020	12,235	(7.6)%	(9.2)%	12,495
Depreciation and amortization	(6,038)	(5,974)	(6,052)	1.1%	(0.2)%	(6,329)
Impairment of goodwill	(229)	(512)	(512)	(55.2)%	(55.2)%	(1,732)
Impairment of fixed assets	(59)	(89)	(124)	(34.1)%	(52.6)%	(109)
Share of profits (losses) of associates and joint ventures	(215)	(231)	(214)	(7.0)%	0.4%	(145)
Operating income	4,571	5,214	5,333	(12.3)%	(14.3)%	4,180

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

ORANGE / 2014 REGISTRATION DOCUMENT - 191

2014 vs 2013

In 2014, the operating income of the Orange Group totaled 4,571 million euros, down 14.3% on a historical basis and 12.3% on a comparable basis compared with 2013.

On a historical basis, the 14.3% or 762 million euro decline in Group operating income between 2013 and 2014 reflected:

- i) the adverse effect of changes in the scope of consolidation and other changes totaling 124 million euros, chiefly the income on disposal of Orange Austria on January 3, 2013, 73 million euros, and Orange Dominicana on April 9, 2014, 56 million euros, ii) partially offset by a 5 million euro positive effect from foreign exchange fluctuations; and

- organic change on a comparable basis, i.e. a 643 million euro decline in operating income.

On a comparable basis, the 12.3% or 643 million euro decline in Group operating income between 2013 and 2014 was attributable mainly to:

- the 908 million euro fall in Reported EBITDA; and

- to a lesser extent, the 64 million euro increase in depreciation and amortization to 6,038 million euros in 2014. Most of this was taken in France and reflected the amortization of leasehold rights in light of the changing real estate situation, ii) investments in the networks over recent years, and iii) amortization of new 4G telecommunication licenses.

These negative items were partially offset by:

- the 283 million euro decrease in impairment of goodwill (see Note 6 to the consolidated financial statements), as a result of the recognition of:

- an impairment loss of 229 million euros in Belgium in 2014, reflecting the effects on expected cash flows from the increased tax burden and the decline in revenues on the Business Services segment,

- in 2013, an impairment loss of 512 million euros, mainly on Belgium and the Democratic Republic of Congo. In Belgium, the impairment of 408 million euros reflects the impact at short- and medium-term of increased competitive pressure (general fall in the prices of all market players), the regulatory reduction of contract term commitments and the still limited number of convergence offers marketed by Mobistar. In the Democratic Republic of the Congo, the goodwill impairment of 89 million euros reflected a review of development prospects;

- the 30 million euro fall in impairment of fixed assets on a comparable basis (see Note 7 to the consolidated financial statements). Impairment of fixed assets was 59 million euros in 2014 compared to 89 million euros in 2013, on a comparable basis. The principal item was a 46 million euro charge for Kenya compared to 58 million euros in 2013; and

- the 16 million euro improvement in the share of losses of associates and joint ventures (see Note 9 to the consolidated financial statements), to 215 million euros in 2014 compared to a loss of 231 million euros in 2013 on a comparable basis. The share of profits (losses) of associates and joint ventures includes mainly i) in 2014, a 178 million euro impairment of Korek Telecom (an Iraqi mobile telephone operator), reflecting the review of growth outlooks in a context of the rising discount rate linked to the country risk and the litigation with the Iraqi regulation authority, and ii) in 2013, a 148 million euro impairment of Médi Télécom (a Moroccan mobile telephony operator), that reflects an increased competitive pressure strongly burdening the price levels of offers.

2013 vs 2012

In 2013, the operating income of the Orange Group totaled 5,333 million euros, up 27.6% on a historical basis and 27.8% on a comparable basis compared with 2012.

On a historical basis, the increase of 27.6% or 1,153 million euros in Group revenues between 2012 and 2013 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 110 million euros and mainly reflects the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 136 million euros, partially offset by the negative impact of foreign exchange fluctuations, which was 103 million euros and mainly reflects the change in the value of the Egyptian pound against the euro in the amount of 66 million euros, and ii) organic change on a comparable basis, i.e. a rise of 1,160 million euros in operating income.

On a comparable basis, the 27.8% or 1,160 million euro increase in Group operating income between 2012 and 2013 was attributable mainly to:

- the 1,138 million euro increase in impairment of goodwill (see Note 6 to the consolidated financial statements), as a result of the recognition of:

- in 2013, an impairment loss of 512 million euros, mainly on Belgium and the Democratic Republic of Congo. In Belgium, the goodwill impairment of 408 million euros reflects the impact at short- and medium-term of increased competitive pressure (general fall in the prices of all market players), the regulatory reduction of contract term commitments and the still limited number of convergence offers marketed by Mobistar. In the Democratic Republic of Congo, the goodwill impairment of 89 million euros reflects a review of development prospects;

- in 2012, an impairment loss of 1,650 million euros on a comparable basis primarily in connection with Poland, Egypt, Romania and, to a lesser extent, Belgium. In Poland, the goodwill impairment of 868 million euros on a comparable basis reflected the impact on projected cash flows of heightened competitive pressure on the mobile and fixed line markets and a reduction in call termination rates. In Egypt, the 339 million euros in goodwill impairment on a comparable basis (wholly attributed to the Group in light of the changes to the shareholders’ agreement relating to ECMS in 2012, see Note 2.2 to the consolidated financial statements) reflected the impact of the political and economic environment and the performance achieved in 2012 (business won back and customer base grown, but pricing pressure and a fall in tourism significantly impacting roaming revenues) associated with the fact that the discount rate (after tax) was raised from 13.0% to 14.0%. In Romania, the 359 million euros in impairment losses mainly reflected the impact on projected cash flows of i) a further reduction in mobile termination rates imposed by the regulator in 2012, and ii) a limited presence in the multiplay offers segment. In Belgium, the 76 million euros in goodwill impairment reflected the impact on future cash flows of i) a new entrant resulting in price cuts, ii) the persistent lack of bundled packages, as well as iii) the reduction in the perpetual growth rate from 1.5% to 0.5%; and

- the 187 million euro reduction in amortization expense, primarily attributable to i) the end of amortization of contract customer bases in Spain in May 2012, ii) a decline in the accelerated depreciation of certain assets, particularly in Spain and Belgium, iii) partially offset by increased amortization expense in France in connection with the amortization of new 4G telecommunication licenses and the increase in investments over recent years.

These positive items were partially offset by:

- the 68 million euro degradation of the share of profits of associates and joint ventures (see Note 9 to the consolidated financial statements), representing a loss of 214 million euros in 2013 compared to a loss of 146 million euros in 2012 in data on a comparable basis. The share of profits (losses) of associates and joint ventures includes mainly i) in 2013, a 148 million euro impairment of Médi Télécom (Telecommunications operator in Morocco), reflecting the increased competitive pressure strongly affecting the price levels of plans, and ii) in 2012, a 141 million euro impairment of Médi Télécom;

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- the 54 million euro decline in Reported EBITDA; and

- the 43 million euro increase in the impairment of fixed assets on a comparable basis (see Note 7 to the consolidated financial statements). The impairment of fixed assets stood at 124 million euros in 2013 compared to 81 million euros in 2012 on a comparable basis, and mainly includes i) an impairment in Kenya for 58 million euros in 2013 compared to 54 million euros in 2012, and ii) an impairment of 34 million euros in Uganda in 2013 compared to 15 million euros in 2012.

4.3.2.3 From Group operating income to net income

(at December 31, in millions of euros)	2014	2013 Data on a historical basis	2012 Data on a historical basis
Operating income	4,571	5,333	4,180
Cost of gross financial debt	(1,653)	(1,746)	(1,769)
Gains (losses) on assets contributing to net financial debt	62	59	101
Foreign exchange gains (losses)	22	(18)	(28)
Other net financial expenses	(69)	(45)	(32)
Finance costs, net	(1,638)	(1,750)	(1,728)
Income tax	(1,573)	(1,405)	(1,231)
Consolidated net income after tax of continuing operations	1,360	2,178	1,221
Consolidated net income after tax of discontinued operations (1)	(135)	(45)	(117)
Consolidated net income after tax	1,225	2,133	1,104
Net income attributable to owners of the parent	925	1,873	820
Non-controlling interests	300	260	284

(1) Share of profits (losses) of the EE joint venture (see Section 4.3.1.4 Significant events).

2014 vs 2013

In 2014, consolidated net income after tax of the Orange Group totaled 1,225 million euros, compared with 2,133 million euros in 2013, a decline of 908 million euros.

The Orange Group’s 908 million euro decline in consolidated net income after tax between 2013 and 2014 is attributable to:

- the 762 million euro decline in operating income;

- the 168 million euro increase in income tax expense (see Note 12 to the consolidated financial statements), mainly consisting of:

- the current tax charge of 172 million euros linked to the disposal of Orange Dominicana (See Section 4.3.1.4 Significant events),

- the 146 million euro rise in tax expense in Spain, chiefly due to i) a 104 million euro fall in recognized deferred tax assets, reflecting the continuing limit on using long-term tax loss carryforwards and the impact of tax reforms on forecasts of taxable profits in 2015-2019, and ii) a 52 million euro deferred tax charge booked following revaluation of the stock of net deferred tax assets at December 31, 2014, reflecting the progressive reduction in the income tax rate approved at end-2014 with effect from 2015,

- the 82 million euro rise in tax expense in the United Kingdom, mainly attributable to a 94 million euro adjustment in deferred tax liabilities for the Orange brand recognized in 2013 following successive cuts to the tax rate in the United Kingdom,

- partially offset by the 251 million euro fall in French tax expense, caused mainly by the fall in taxable profit; and

- the 90 million euro decline in net income after tax of discontinued assets, basically the share in EE net income (see Section 4.3.1.4 Significant events) which was a 135 million euro loss in 2014 compared to a 45 million euro loss in 2013 (see Segment information in the notes to the consolidated financial statements). The main reason for the worsening performance was the booking of 264 million euros in restructuring costs in 2014 compared to 48 million euros in 2013 (data at 50%). In 2014, EE recognized expenses of 336 million pounds sterling (data at 100%) in restructuring costs for the “Phones 4u” partner distribution network following its being placed in receivership;

- partially offset by the 112 million euro improvement in net financial expense (see Note 10 to the consolidated financial statements), which arose from i) a 96 million euro fall in cost of net financial debt (cost of gross financial debt net of gains (losses) on assets contributing to net financial debt), mainly due to the fall in average stock of gross financial debt over the year, and ii) the 40 million euro growth in foreign exchange gains and losses, principally due to illiquid foreign exchange financing for which there is no hedging market, iii) partially offset by the 24 million euro rise in other financial expenses (net of other financial income).

Net income attributable to non-controlling interests amounted to 300 million euros in 2014, compared with 260 million euros in 2013 (see Note 13.6 to the consolidated financial statements). After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent totaled 925 million euros in 2014, compared with 1,873 million euros in 2013, down 948 million euros.

2013 vs 2012

The consolidated net income after tax of the Orange Group totaled 2,133 million euros in 2013, compared with 1,104 million euros in 2012, an increase of 1,029 million euros.

Between 2012 and 2013, the 1,029 million euro increase in consolidated net income after tax of the Orange Group was attributable to the 1,153 million euro increase in operating income, partially offset by:

- the 174 million euro increase in income tax expense (see Note 12 to the consolidated financial statements), mainly in France (increase of 84 million euros) and Spain (increase of 196 million euros):

- in France, the increase in income tax expense was chiefly attributable to the fact that tax expense in respect of 2012 financial year was reduced by the recognition of deferred tax income of 381 million euros relating to the new Part-Time for Seniors plan signed in December 2012. This effect was partially offset by the decline in the tax expense stemming from the decline in taxable income,

- in Spain, the change in income tax expense was primarily attributable to deferred tax income recorded in 2012 corresponding to the revaluation of deferred tax assets in the amount of

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110 million euros taking into account business plans deemed favorable. Between the two periods, the increase in income tax expense was also attributable to an increase in taxable income;

- the 72 million euro improvement in consolidated net income after tax of discontinued operations, reflecting the share in EE net income (see Section 4.3.1.4 Significant events), a loss of 45 million euros in 2013 against a 117 million euro loss in 2012 (see Segment information in the consolidated financial statements), mainly due to effective cost controls; and

- to a lesser extent, the 22 million euro deterioration of finance costs, net (see Note 10 to the consolidated financial statements). The positive effects, relating first to the effects of the reduction in the weighted average cost of gross financial debt (1) in the amount of 201 million euros, and second to the reduction in average gross financial debt in the amount of 71 million euros, were largely offset by the negative change in the fair value of commitments to purchase non-controlling interests in the amount of 249 million euros. This change is chiefly attributable to the recognition in 2012 of financial income of 272 million euros recognized as part of the review of the financial parameters of the acquisition price of shares in ECMS from OTMT and of the Free float (see Notes 2.2 and 10 to the consolidated financial statements).

Net income attributable to non-controlling interests amounted to 260 million euros in 2013, compared with 284 million euros in 2012 (see Note 13.6 to the consolidated financial statements). After taking into account net income attributable to non-controlling interests, net income attributable to owners of the parent totaled 1,873 million euros in 2013, compared with 820 million euros in 2012, a rise of 1,053 million euros.

4.3.2.4 From net income to comprehensive income

The transition from consolidated net income after tax to total comprehensive income for the year is detailed in the Consolidated statement of comprehensive income in the consolidated financial statements.

The main item explaining the transition from consolidated net income after tax to total comprehensive income for the year is the change in exchange differences on translating foreign operations (this reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies, see Note 13.5 to the consolidated financial statements).

4.3.2.5 Group capital expenditures

Capital expenditures on tangible and intangible assets (2) (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
CAPEX	5,636	5,563	5,631	1.3%	0.1%	5,818
Telecommunication licenses	475	486	486	(2.3)%	(2.4)%	945
Investments financed through finance leases	87	95	95	(7.7)%	(7.9)%	47
Total Group	6,198	6,144	6,212	0.9%	(0.2)%	6,810

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Segment information in the consolidated financial statements and Note 7 to the consolidated financial statements.

Financial investments (see the Financial glossary appendix) are described in Section 4.3.4.1 Liquidity and cash flows.

4.3.2.5.1 Capital expenditures

CAPEX

2014 vs 2013

In 2014, Orange Group CAPEX was 5,636 million euros, stable on a historical basis (rising by a minimal 0.1%) and up by 1.3% on a comparable basis with 2013. The ratio of CAPEX to revenues was 14.3% in 2014, up 0.5 points on both a historical basis and a comparable basis compared with 2013.

On a historical basis, the small 0.1% rise in Group CAPEX between 2013 and 2014, equivalent to 5 million euros, includes i) a 56 million euro negative impact from changes in the scope of consolidation and other changes, principally the disposal of Orange Dominicana on April 9, 2014, with a 49 million euro impact and ii) the 12 million euro negative impact of foreign exchange fluctuations, iii) both of which were largely offset by a 73 million euro organic increase in CAPEX on a comparable basis.

On a comparable basis, the 1.3% or 73 million euro increase in Group CAPEX between 2013 and 2014 was attributable mainly to:

- strongly growing investment in high-capacity broadband both mobile (LTE, up by 122 million euros) and fixed-line (FTTH and vDSL, up by 125 million euros), principally in France, Spain and the rest of Europe (Belgium, Romania, Slovakia, see Section 4.3.1.4 Significant events). In 2014, the rollout of fiber optic in France represented a gross investment of 450 million euros (of which 80 million euros came from co-financing arrangements); and

- increased investment in mobile access networks in Africa and the Middle East (up by 60 million euros excluding the 4G network), focusing on Egypt, Cameroon, Guinea, Niger and Mali, to support the rapid expansion of usage and growth in revenues;

- partially offset by:

- the 147 million euro drop following completion of the RAN Renewal program to upgrade mobile access across Europe, replacing old radio equipment with new higher-performance, high-capacity equipment that uses less energy,

- the fall in CAPEX in Poland’s mobile and transmission networks following completion in mid-2014 of the 55 million euro program to share network access infrastructure, and

- the 28 million euro reduction in investment in customer service programs, basically in France.

(1) Weighted average cost of gross financial debt: cost calculated by comparing i) the cost of gross financial debt, restated for changes in the fair value of commitments to purchase non-controlling interests, to ii) average gross financial debt outstanding over the period, restated for amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

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2013 vs 2012

In 2013, the CAPEX of the Orange Group totaled 5,631 million euros, down 3.2% on a historical basis and 2.0% on a comparable basis compared with 2012. The ratio of CAPEX to revenues was 13.7% in 2013, up 0.4 point on a historical basis as on a comparable basis compared with 2012.

On a historical basis, the 3.2% or 187 million euro reduction in Group CAPEX between 2012 and 2013 includes i) the adverse impact of foreign exchange fluctuations, which was 61 million euros and mainly reflects the change in the value of the Egyptian pound against the euro in the amount of 39 million euros, ii) the adverse impact of changes in the scope of consolidation and other changes in the amount of 13 million euros, and iii) organic change on a comparable basis, i.e. a decline of 113 million euros in CAPEX.

On a comparable basis, the 2.0% or 113 million euro reduction in Group CAPEX between 2012 and 2013 was attributable mainly to:

- the 133 million euro reduction in IT investment, mainly in Poland and France, after the significant efforts made in this area in 2012;

- the 122 million euro reduction in capital expenditure on network property, stores and other, attributable chiefly to the acquisition of buildings in France in 2012; and

- the 33 million euro reduction in investments on customer service platforms, after significant investments in this area in 2012 (notably for New TV in France and Poland).

Between the two periods, the decline in these capital expenditures was partially offset by:

- the 134 million euro increase in network capital expenditures (excluding telecommunication licenses), primarily comprising:

- strongly growing investment in high-capacity broadband both mobile (LTE, up by 233 million euros) and fixed-line (FTTH and vDSL, up by 82 million euros), mainly in France and Spain and to a lesser extent Poland and the rest of Europe. In 2013, the rollout of fiber optic in France represented a gross investment of 331 million euros (of which 56 million euros came from co-financing arrangements),

- partially offset by i) the completion of mobile network access upgrade programs in 2013, mainly in Spain and Belgium, ii) the reduction in mobile network access investments in Africa (Democratic Republic of Congo, Egypt, Cameroon, Mali, etc.) after significant expenditure in these countries in 2012, iii) the end of the broadband network access deployment program in Poland in 2013, under the provisions of the memorandum of understanding signed with the regulator at the end of 2009, and iv) the completion of the LION2 (Lower Indian Ocean Network 2) and ACE (Africa Coast to Europe) submarine cables in April 2012 and December 2012 respectively; and

- the 42 million euro increase in CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, especially in France due to the launch of the new Livebox Play line in February 2013.

Acquisitions of telecommunication licenses

Acquisition of telecommunication licenses (2) (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	2012 Data on a historical basis
Romania	231	216	216	17
Poland	90	63	63	-
Slovakia	66	17	17	-
Jordan	56	-	-	-
Moldova	29	3	4	10
Spain	2	22	22	1
Belgium	-	120	120	-
France	-	28	28	902
Egypt	-	13	14	-
Other	1	4	2	15
Total Group	475	486	486	945

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Note 7 to the consolidated financial statements.

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The 475 million euro investment in acquiring telecommunication licenses in 2014 mainly includes i) capitalization of 231 million euros for the fixed part of fees for the use of frequencies for 2G/3G/4G licenses in Romania, ii) 86 million euros for the renewal of 2G licenses in Poland, iii) 66 million euros for acquisition of a 4G license and capitalization of the fixed part of fees for the use of frequencies in Slovakia and, iv) renewal of 2G licenses in Jordan, for 56 million euros, and Moldova, for 29 million euros.

Acquisitions of telecommunication licenses totaled 486 million euros in 2013, and mainly included i) the acquisition of 4G licenses in the amount of 282 million euros, of which 120 million euros in Belgium, 73 million euros in Romania and 54 million euros in Poland (purchasing the right to use T-Mobile’s 1,800 MHz frequency), and ii) the acquisition of 2G licenses in the amount of 178 million euros, of which 143 million euros in Romania (renewal of licenses, see Note 14 to the consolidated financial statements).

Acquisitions of telecommunication licenses totaled 945 million euros in 2012, and mainly included i) the acquisition of 4G licenses for 912 million euros, including the acquisition in France of a second 10 MHz duplex 4G frequency block in the 800 MHz band for 901 million euros (including contributions to the French Spectrum Redevelopment Fund (Fonds de Réaménagement du Spectre - FRS), ii) the acquisition of 2G licenses in the amount of 19 million euros, and iii) the acquisition of 3G licenses in the amount of 9 million euros.

4.3.2.5.2 Investment commitments

Investment commitments are set out in Note 14 to the consolidated financial statements.

4.3.2.5.3 Investment projects

The Group intends to maintain a significant level of investment in the future, particularly in areas of strategic importance to it. As such, its investment projects will continue to focus primarily on the deployment of high-capacity networks (4G and fiber optic).

Further telecommunication licenses for 4G/LTE (Long Term Evolution) mobile networks were made in a number of countries in 2014 (see Section 4.3.2.5.1 Capital expenditures) with more to come in 2015, particularly in France, where frequency blocks in the 700 MHz band are up for auction (freed up by the second digital dividend), and in Poland, Belgium and Jordan.

On the deployment front, 4G mobile networks have now been largely rolled out in Europe: coverage in France and other European countries (Spain, Poland, Belgium and Romania) is now good quality (See Section 4.3.1.4 Significant events). Deployment will continue in the next few years. In France, data traffic continues its strong growth, driven on the one hand by the development of the 4G customer base and uses and on the other by growth in roaming data traffic. In France, Orange continues to roll out its 4G+ network with the aim of having consistent coverage across all the main towns and of improving coverage along highways. The investment priorities are now to improve quality, densify the network and improve coverage. In Poland, there are plans to deploy many sites in the next few years as part of the program to share network access infrastructure with the carrier T-Mobile and thereby increase coverage. The rollout will also address needs for fixed-line access in areas currently unreached by high-capacity fixed-line broadband. In other European countries such as Spain, Belgium, Romania, Slovakia and Moldova, the Group will continue to invest in order to increase coverage of the population. In Africa and the Middle East, programs to deploy 4G are under way in several countries, including Senegal, Ivory Coast, Botswana, where some sites are already in place, and Mauritius where 4G access is already being offered to customers. Other commercial launches are planned for 2015. In the other African and Middle Eastern countries, deployments are concentrating on the need to improve both mobile access and the fixed-line network (replacing WIMAX technology).

The rollout of networks providing broadband and high-capacity broadband Internet access remains one of the Group’s top priorities. The number of homes able to connect to high-capacity fixed-line broadband increased by 1.5 times in 2014 (See section 4.3.1.4 Significant events) and a massive increase in investment is planned for France, Spain and Poland. In France, Orange is currently in the midst of a program that will invest around 2 billion euros between 2010 and 2015 to roll out fiber optic (FTTH). Orange’s strategy is to retain its leadership in high-capacity broadband. In 2014, Orange had cabled nearly 80% of the homes able to connect in France (data at September 30, 2014). The deployment plan will continue and should reach 100% of high-density areas by 2018. In Spain, Orange already had, with its partner Vodafone, 830,000 fiber connectable homes at December 31, 2014. Orange will continue to roll out its fiber optic cable in the country through several channels, including its own installations and those of Vodafone, with which it signed a network sharing agreement in March 2013, subsequently amended in July 2014. In Poland, Orange is launching an ambitious investment plan to support its convergence strategy. This plan will allow it to greatly increase fiber optic coverage in the country.

4.3.3 Analysis by operating segment

Presentation of operating segments

The operating segments are components of the Group whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess the operating segments’ performance.

The reported segments are: France, Spain, Poland, Rest of the World, Enterprise and International Carriers & Shared Services (IC & SS), plus EE, the joint venture with Deutsche Telekom in the United Kingdom:

- the France operating segment covers mobile and fixed services (fixed-line services, Internet services and carrier services) in France;

- the Spain operating segment covers mobile and fixed services (fixed-line services and Internet services) in Spain;

- the Poland operating segment covers mobile and fixed services (fixed-line services, Internet services and carrier services) in Poland;

- the segment reported as Rest of the World includes mobile and fixed-line services (fixed-line services, Internet services and services to carriers) in other European countries, Africa and the Middle East. Principally this means Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Kenya (reported by the equity method since December 31, 2014, see Section 4.3.1.4 Significant events), Luxembourg, Madagascar, Mali, Moldova, Niger, the Dominican Republic (until disposal of Orange Dominicana on April 9, 2014, see Section 4.3.1.4 Significant events), in Romania, Senegal, Slovakia and Switzerland (until disposal of Orange Suisse on February 29, 2012, see Note 2.2 to the consolidated financial statements);

- the Enterprise operating segment covers communication solutions and services for businesses in France and worldwide;

- the International Carriers & Shared Services operating segment (hereinafter referred to as IC & SS) covers i) the rollout of the international and long-distance network, installation and maintenance

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of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, the Content rights and Audience activities and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. The use of shared resources, mainly provided by International Carriers & Shared Services (IC & SS) and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by reallocating costs. The provision of shared resources is recognized in other income of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

See Segment information in the consolidated financial statements and Note 18 to the consolidated financial statements.

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Operating data by operating segment

The table below shows the key operating data (financial data and workforce) for the Orange Group by operating segment for i) 2014, ii) 2013 on a comparable basis (compared with 2014) and on a historical basis, and iii) 2012 on a comparable basis (compared with 2013) and on a historical basis.

Financial years ended December 31 (in millions of euros)	France	Spain	Poland
2014
Revenues	19,304	3,876	2,918
Reported EBITDA	6,510	958	994
Operating income	3,870	374	259
CAPEX	2,799	585	418
Telecommunication licenses	-	2	90
Average number of employees	70,719	3,825	19,094
2013 - Data on a comparable basis (vs 2014) (1)
Revenues	20,008	4,052	3,055
Reported EBITDA	6,746	1,039	929
Operating income	4,187	460	194
CAPEX	2,837	562	455
Telecommunication licenses	28	22	63
Average number of employees	74,062	3,842	20,822
2013 - Data on a historical basis
Revenues	20,018	4,052	3,079
Reported EBITDA	6,760	1,038	937
Operating income	4,201	460	201
CAPEX	2,833	562	457
Telecommunication licenses	28	22	63
Average number of employees	74,267	3,842	21,214
2012 - Data on a comparable basis (vs 2013) (1)
Revenues	21,425	4,027	3,369
Reported EBITDA	6,668	951	1,155
Operating income	4,238	169	(485)
CAPEX	2,712	473	558
Telecommunication licenses	902	1	-
Average number of employees	76,684	3,406	23,096
2012 - Data on a historical basis
Revenues	21,431	4,027	3,381
Reported EBITDA	6,763	951	1,156
Operating income	4,306	169	(505)
CAPEX	2,712	473	558
Telecommunication licenses	902	1	-
Average number of employees	76,753	3,406	22,700

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) Discontinued operation (See Section 4.3.1.4 Significant events).

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Rest of the World	Enterprise	Carriers & Shared Services	Eliminations	Total Group	EE joint venture(1) (100%)

7,374	6,299	1,814	(2,140)	39,445	7,847
2,519	910	(779)	-	11,112	1,277
733	552	(1,217)	-	4,571	(195)
1,222	325	287	-	5,636	723
383	-	-	-	475	-
24,516	20,728	12,756	-	151,638	nc

7,368	6,448	1,770	(2,232)	40,469	nd
2,294	1,016	(4)	-	12,020	nd
245	653	(525)	-	5,214	nd
1,100	308	301	-	5,563	nd
373	-	-	-	486	nd
24,738	21,006	13,110	-	157,580	nd

7,792	6,513	1,702	(2,175)	40,981	7,632
2,511	1,004	(15)	-	12,235	1,546
351	642	(522)	-	5,333	(1)
1,163	311	305	-	5,631	686
373	-	-	-	486	731
26,147	20,859	13,186	-	159,515	nc

7,829	6,881	1,618	(2,219)	42,930	nd
2,664	1,139	(288)	-	12,289	nd
253	772	(774)	-	4,173	nd
1,238	347	416	-	5,744	nd
41	-	-	-	944	nd
25,955	21,118	13,281	-	163,540	nd

8,281	7,001	1,623	(2,229)	43,515	8,207
2,893	1,134	(402)	-	12,495	1,338
332	763	(885)	-	4,180	(207)
1,308	352	415	-	5,818	751
42	-	-	-	945	-
26,013	21,387	13,286	-	163,545	nc

4.3.3.1 France

France (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	19,304	20,008	20,018	(3.5)%	(3.6)%	21,431
Reported EBITDA	6,510	6,746	6,760	(3.5)%	(3.7)%	6,763
Reported EBITDA/Revenues	33.7%	33.7%	33.8%			31.6%
Operating income	3,870	4,187	4,201	(7.6)%	(7.9)%	4,306
Operating income/Revenues	20.0%	20.9%	21.0%			20.1%
CAPEX	2,799	2,837	2,833	(1.3)%	(1.2)%	2,712
CAPEX/Revenues	14.5%	14.2%	14.1%			12.7%
Average number of employees	70,719	74,062	74,267	(4.5)%	(4.8)%	76,753
(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

4.3.3.1.1 Revenues - France

2014 vs 2013

In France, revenues totaled 19,304 million euros in 2014, down 3.6% on a historical basis and 3.5% on a comparable basis compared with 2013.

On a historical basis, the 714 million euro decline in revenues in France between 2013 and 2014 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes (10 million euros) and above all ii) on a comparable basis, a 704 million euro organic decline in revenues.

On a comparable basis, the 704 million euro reduction in revenues in France between 2013 and 2014 is largely attributable to i) the repositioning of prices for the mobile customer base in a persisting competitive environment, ii) the downward trend in conventional telephony revenues, and iii) the impact of European regulation on data transfer prices paid by customers roaming abroad, iv) partially offset by the rise in carriers of fixed-line services operators and, to a lesser extent, the increase in mobile equipment sales (see Financial glossary appendix).

Excluding the effect of the fall in regulated prices, revenues in France would have been down 3.2% between 2013 and 2014 on a comparable basis.

Mobile services in France

Revenues from Mobile services (see Financial glossary appendix) were 7,675 million euros in 2014, an 8.1% decline representing 673 million euros compared with 2013, on both a historical basis and a comparable basis. The decline in Mobile services revenues slowed in 2014, confirming the gradual improvement seen since the start of the year; revenues fell by 8.1% between 2013 and 2014 compared to 10.3% fall between 2013 and 2014.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 7.2% between 2013 and 2014.

The growing mobile customer base partially offset the fall in prices from the repositioning of customer prices that followed the recasting of the segmented Sosh, Open and Origami offers begun in 2012 and 2013. Mobile ARPU (See the Financial glossary appendix) fell by 7.2% in 2014, against an 11.5% decline in 2013.

The mobile customer base was 27.1 million at December 31, 2014, a 0.7% year-on-year increase, in comparable basis data. Offers with contracts totaled 22.0 million customers as of December 31, 2014, up 5.8% year-on-year on a comparable basis, now representing 81.1% of the mobile customer base, versus 77.2% one year earlier.

Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with rapid development of Sosh online offers (2.5 million customers as of December 31, 2014) and the quadruple play offers (6.1 million customers as of the same date). In parallel, prepaid offers (5.1 million customers as of December 31, 2014) posted a decrease of 16.7% year-on-year.

Fixed-line services in France

Revenues from Fixed-line services (see Financial glossary appendix) were 10,535 million euros in 2014, a 0.7% decline representing 78 million euros compared with 2013, on both a historical basis and a comparable basis.

Consumer fixed-line services

Revenues from Consumer fixed-line services totaled 6,592 million euros in 2014, down 4.8% compared with 2013 on both a historical basis and a comparable basis, representing a 331 million euro decline.

The year-on-year reduction was attributable to the trend fall of 12.5%, or 360 million euros, in fixed-line telephony revenues, partially offset by the continued development of fixed-line broadband services.

Between 2013 and 2014, the 0.7% growth in fixed-line broadband services arose from:

- the 2.4% growth in the fixed-line broadband customer base, adding 245,000 new customers in the year bringing the total to 10.4 million in December 31, 2014, driven by the strong commercial performance of premium offers and penetration of fiber optic offers;

- partially offset by the 1.5% year-on-year fall in fixed-line broadband ARPU (see Financial glossary appendix), related to the growing popularity of quadruple play offers with their partial discounts. Meanwhile, the development of digital television (6.1 million customers at December 31, 2014) is being accompanied by increased demand for content (VOD, SVOD), offsetting the fall in the out-of-bundle VoIP segment.

Fixed-line carrier services

Revenues from Fixed-line carrier services totaled 3,944 million euros in 2014, up 6.9% compared with 2013 on both a historical basis and a comparable basis, representing a 253 million euro increase. The year-on-year growth is largely attributable to i) a 4.6% rise in the number of telephone lines sold to other carriers to 13.8 million lines at December 31, 2014, and ii) the development of fiber optic.

2013 vs 2012

In France, revenues totaled 20,018 million euros in 2013, down 6.6% compared with 2012 on both a historical and a comparable basis.

On a historical basis, the 6.6% or 1,413 million euro decline in revenues in France between 2012 and 2013 was attributable in part to the adverse impact of changes in the scope of consolidation and other changes (6 million euros) but mostly to the organic change on a comparable basis, i.e. a 1,407 million euro decline in revenues.

On a comparable basis, the 6.6% or 1,407 million euro decline in revenues between 2012 and 2013, was mainly attributable to i) rate cuts in inter-operator mobile termination, in mobile data transmission from abroad, as well as in Internet access rates on wholesale markets to the benefit of alternative operators, and ii) heightened competition following the arrival of the fourth mobile operator on the French market.

ORANGE / 2014 REGISTRATION DOCUMENT - 200

Excluding the effect of the fall in regulated prices, revenues would have been down 4.8% between 2012 and 2013 on a comparable basis.

Mobile services in France

In France, revenues from Mobile services totaled 8,348 million euros in 2013, a 10.3% or 957 million euro decline compared with 2012 on both a historical basis and a comparable basis.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down 7.0% between 2012 and 2013 on both a historical and a comparable basis, attributable to i) the effect of price reductions stemming from the recasting of the segmented Sosh, Open and Origami offers, ii) partially offset by the growth in Internet browsing and the development of national roaming.

Between 2012 and 2013 mobile ARPU (see the Financial glossary appendix) was down 11.5% (8.0% excluding the effect of the fall in regulated prices).

The mobile customer base stood at 27.0 million customers as of December 31, 2013, down slightly by 0.6% compared with 2012, due to the decline of prepaid offers. Offers with contracts totaled 20.9 million customers as of December 31, 2013, up 5.9% year-on-year, now representing 77.2% of the mobile customer base, versus 72.5% one year earlier.

Bipolarization of the market between entry-level offers and high-end offers continued, with rapid development of Sosh online offers (totaling 1.8 million customers as of December 31, 2013) and the Open quadruple play offers (which totaled 4.7 million customers as of the same date). In parallel, prepaid offers (6.1 million customers as of December 31, 2013) posted a decrease of 17.8% year-on year.

Fixed-line services in France

In France, revenues from Fixed-line services totaled 10,613 million euros in 2013, a 3.6% or 391 million euro decline compared with 2012 on both a historical basis and a comparable basis. Excluding the effect of the fall in regulated prices, revenues would have been down 2.9% between 2012 and 2013 on a comparable basis.

Consumer fixed-line services

Revenues from Consumer fixed-line services totaled 6,923 million euros in 2013, down 5.9% compared with 2012 on both a historical basis and a comparable basis, representing a 434 million euro decline.

Year-on-year, this decline was attributable to the 12.8% reduction in the Switched Telephone Network (STN) business, reflecting i) the downward trend in fixed-line telephony, as a result of the development of VoIP services and rate cuts, ii) partially offset by growth in fixed-line broadband services.

Between 2012 and 2013, the 0.3% negative trend in revenues from fixed-line broadband services was attributable to:

- the 2.7% decline in fixed-line broadband ARPU between 2012 and 2013, driven by the growing penetration of Open quadruple play offers benefiting from price discounts. Meanwhile, the development of digital television (5.6 million customers at December 31, 2013) is being accompanied by increased demand for content (VOD, SVOD), offsetting the fall in the out-of-bundle VoIP segment;

- partially offset by the 2.2% growth of the fixed broadband customer base, up 215,000 year-on-year, totaling 10.1 million customers as of December 31, 2013, with an estimated conquest share around 24.4% on broadband and high-capacity broadband in 2013, driven by the strong sales performance of the Open offers (3.4 million offers in 2013) and by the launch of Livebox Play.

Fixed-line carrier services

Revenues from Fixed-line carrier services totaled 3,690 million euros in 2013, up 1.2% compared with 2012 on both a historical and comparable basis, representing a 44 million euro increase. Excluding the effect of the fall in regulated prices, revenues would have been up 2.9% between 2012 and 2013, on both a historical basis and a comparable basis, following a 6.0% increase year-on-year of the number of telephone lines sold to other operators.

4.3.3.1.2 Reported EBITDA - France

2014 vs 2013

Reported EBITDA in France totaled 6,510 million euros in 2014, down 3.7% compared with 2013 on a historical basis, and down 3.5% on a comparable basis.

On a historical basis, the 250 million euro decline in France between 2013 and 2014 was attributable in part to i) the 14 million euro adverse impact of changes in the scope of consolidation and other changes, but crucially, ii) to organic change on a comparable basis, i.e. a 236 million euro fall in Reported EBITDA.

On a comparable basis, this 236 million euro fall in Reported EBITDA in France between 2013 and 2014 was due to the 704 million euro drop in revenues, substantially offset by the 468 million euro decline in operating expenses included in Reported EBITDA and chiefly comprising:

- a 180 million euro fall in commercial expenses related to savings from i) the policy of optimizing allocation of handset subsidies and commissions paid, and ii) the development of the unsubsidized market;

- the 143 million euro reduction in restructuring costs, mainly attributable to the streamlining of the distribution network and restructuring of content costs in 2013;

- the 96 million euro fall in real estate expenses; and

- the 36 million euro reduction in service fees and inter-operator costs, mainly as a result of the positive effect of the fall in regulated prices on interconnection costs.

2013 vs 2012

In France, Reported EBITDA totaled 6,760 million euros in 2013 remaining stable on a historical basis, and up 1.4% on a comparable basis, compared with 2012.

On a historical basis, the 3 million euro reduction in Reported EBITDA in France between 2012 and 2013 includes i) the 95 million euro negative impact from the allocation to the France operating segment of the expense corresponding to the contributions for non-common risks (notably unemployment) for Orange civil servants, recognized in 2012 in the International Carriers & Shared Services segment, ii) organic change on a comparable basis, i.e. a 92 million euro increase in Reported EBITDA.

On a comparable basis, the 1.4% or 92 million euro increase in Reported EBITDA in France is mainly attributable to the fact that between 2012 and 2013 the 1,407 million euro decline in revenues was more than offset by the 1,498 decline in operating expenses included in Reported EBITDA. This sharp decline is mainly attributable:

- to the 930 million euro reduction in the cost of the French “Part-Time for Seniors” plan, at 130 million euros in 2013 compared to 1,060 million euros in 2012, mainly as a result of the new agreements signed in December 2012 on the employment of senior workers (see Note 5 to the consolidated financial statements);

- to the 332 million euro reduction in commercial expenses and costs of content rights in connection with savings made thanks to, on the one hand, the policy aiming to optimize handset subsidies and commissions paid, and on the other, the development of the unsubsidized market;

- to the 186 million euro reduction in service fees and inter-operator costs, mainly as a result of the positive effect of the fall in regulated prices on interconnection costs; and

- to optimizations of intervention and customer service processes

ORANGE / 2014 REGISTRATION DOCUMENT - 201

leading to a 250 million euro savings in labor expenses, in outsourcing (call centers, technical operation and maintenance) and in overhead costs;

- partially reduced by the 205 million increase in restructuring costs.

4.3.3.1.3 Net operating income - France

2014 vs 2013

In France, operating income totaled 3,870 million euros in 2014, down 7.9% on a historical basis and down 7.6% on a comparable basis with 2013.

On a historical basis, the 331 million euro reduction in operating income in France between 2013 and 2014 was due in part to i) the 14 million euro adverse impact of changes in the scope of consolidation and other changes but, most importantly, to ii) the 317 million euro organic fall in operating income on a comparable basis.

On a comparable basis, this 317 million euro decline in operating income in France between 2013 and 2014 was largely attributable to i) the 236 million euro fall in Reported EBITDA and ii) the 98 million euro increase in depreciation and amortization, linked to the rise in investment in recent years and the amortization of the new 4G telecommunication licenses.

2013 vs 2012

In France, operating income totaled 4,201 million euros in 2013, down 2.4% on a historical basis and down 0.9% on a comparable basis with 2012.

On a historical basis, the 105 million euro decline in operating income in France between 2012 and 2013 is mainly attributable:

- to the negative effect of changes in the scope of consolidation and other changes amounting to 68 million euros and mainly comprising i) the 95 million euro negative impact from the allocation to the France operating segment of the expense corresponding to the contributions for non-common risks (notably unemployment) for Orange civil servants, recognized in 2012 in the International Carriers & Shared Services segment, and ii) the 26 million euro positive impact due to the disposal of Cityvox on March 13, 2013; and

- organic change on a comparable basis, i.e. a 37 million euro decline in operating income.

On a comparable basis, the 0.9% or 37 million euro decline in operating income in France between 2012 and 2013 was attributable mainly i) to the 107 million euro increase in the depreciation and amortization expense, in connection with the higher CAPEX, and to the 21 million euro increase in the impairment of fixed assets, ii) partially offset by the 92 million euro increase in Reported EBITDA.

4.3.3.1.4 CAPEX - France

2014 vs 2013

In France CAPEX amounted to 2,799 million euros in 2014, down 1.2% on a historical basis and down 1.3% on a comparable basis compared with 2013.

On a historical basis, the 34 million euro decline in CAPEX in France between 2013 and 2014 is due to a 38 million euro organic decline in CAPEX on a comparable basis, partially offset by a 4 million euro positive impact of changes in the scope of consolidation and other changes.

On a comparable basis, the 38 million euro decline in CAPEX in France between 2013 and 2014 is largely attributable to i) the decline in investment following completion of the RAN Renewal program to upgrade mobile access, replacing old radio equipment with new higher-performance, high-capacity equipment that uses less energy, partially offset by ii) the rapid growth in investment in high-capacity mobile and fixed broadband (4G and fiber optic, see Sections 4.3.1.4 Significant events and 4.3.2.5.3 Investment projects).

2013 vs 2012

In France, CAPEX totaled 2,833 million euros in 2013, up 4.5% compared with 2012 on both a historical and a comparable basis.

The 121 million euro increase in CAPEX between 2012 and 2013 was due, on both a historical basis and a comparable basis, to substantial rises in investment in networks, chiefly due to the gathering pace of investment in both mobile (LTE) and fixed-line (FTTH) high-capacity broadband, with more than 4,200 4G sites in service covering 50% of the French population at January 7, 2014.

4.3.3.1.5 Acquisition of telecommunication licenses - France

No telecommunication licenses were acquired in France in 2014.

Acquisitions of telecommunication licenses in France in 2013 totaled 28 million euros and mainly reflected the reorganization of spectrums due to the roll-out of 4G antenna.

Acquisitions of telecommunication licenses in France totaled 902 million euros in 2012, and mainly reflected the acquisition of a second 10 MHz duplex frequency block in the 800 MHz band, allocated to the high-speed mobile broadband network (4G).

ORANGE / 2014 REGISTRATION DOCUMENT - 202

4.3.3.1.6 Additional information - France

France (at December 31)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (2) (3)	19,304	20,008	20,018	(3.5)%	(3.6)%	21,431
Mobile services	7,675	8,348	8,348	(8.1)%	(8.1)%	9,305
Mobile equipment sales	601	538	538	11.6%	11.6%	559
Fixed-line services	10,535	10,613	10,613	(0.7)%	(0.7)%	11,004
Consumer fixed-line services	6,592	6,923	6,923	(4.8)%	(4.8)%	7,357
Fixed-line carrier services	3,943	3,690	3,690	6.9%	6.9%	3,647
Other revenues	493	509	519	(2.9)%	(4.8)%	563
Mobile services
Number of mobile customers (4) (5)	27,087	26,901	27,014	0.7%	0.3%	27,190
Number of contract customers	21,961	20,750	20,861	5.8%	5.3%	19,704
Number of prepaid customers	5,126	6,150	6,153	(16.7)%	(16.7)%	7,486
Mobile ARPU (in euros) (3)	22.8	24.6	24.6	(7.2)%	(7.2)%	27.8
Fixed-line services
Consumer fixed-line services
Number of Consumer telephone lines (4) (6)	16,577	17,126	17,126	(3.2)%	(3.2)%	17,623
o/w Number of naked ADSL accesses	6,762	6,251	6,251	8.2%	8.2%	5,588
o/w Number of FTTH, Satellite and Other	611	359	359	70.1%	70.1%	209
Number of fixed-line broadband customers (4)	10,354	10,108	10,108	2.4%	2.4%	9,893
Fixed-line broadband ARPU (in euro) (3)	33.3	33.8	33.8	(1.5)%	(1.5)%	34.7
Fixed-line carrier services
Number of Carrier telephone lines (4)	13,771	13,161	13,161	4.6%	4.6%	12,577
o/w Number of fully unbundled telephone lines	11,556	10,805	10,805	7.0%	7.0%	10,004

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see the Financial glossary appendix).

(3) See the Financial glossary appendix.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

(6) This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, ii) lines without narrowband (naked ADSL) telephone subscriptions sold directly by Orange to its Consumer customers, and iii) fiber optic (FTTH), satellite and other accesses.

4.3.3.2 Spain

Spain (at 31 December, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	3,876	4,052	4,052	(4.4)%	(4.4)%	4,027
Reported EBITDA	958	1,039	1,038	(7.8)%	(7.8)%	951
Reported EBITDA/Revenues	24.7%	25.6%	25.6%			23.6%
Operating income	374	460	460	(18.7)%	(18.6)%	169
Operating income/Revenues	9.7%	11.4%	11.3%			4.2%
CAPEX	585	562	562	4.1%	4.1%	473
CAPEX/Revenues	15.1%	13.9%	13.9%			11.8%
Average number of employees	3,825	3,842	3,842	(0.4)%	(0.4)%	3,406

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

4.3.3.2.1 Revenues - Spain

2014 vs 2013

In Spain, revenues totaled 3,876 million euros in 2014, up 4.4% compared with 2013 on both a historical basis and a comparable basis.

Between 2013 and 2014, the 176 million euro decline in revenues in Spain results mainly from:

- the 396 million euro decline in revenues of mobile services, due mainly to i) a drop in the overall market price that cancels the effect of the increased customer base, and ii) the unfavorable effect of the decline of regulated prices;

- in part offset by i) the 135 million euros of sales of mobile equipment, pulled by the sales of mobile handsets with staggered payment (whose commercial launch occurred in the 2nd quarter of 2013, in parallel with the marketing of SIM-only mobile services offerings), and ii) the 91 million euro growth in revenues of fixed-line services.

Excluding the effect of the fall in regulated prices, the revenues from Spain would have been down 1.8% between 2013 and 2014.

Mobile services in Spain

In Spain, revenues from Mobile services totaled 2,447 million euros in 2014, for a 13.9% decline representing 396 million euros compared with 2013, on both a historical basis and a comparable basis.

ORANGE / 2014 REGISTRATION DOCUMENT - 203

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 10.7% between 2013 and 2014.

Mobile ARPU was down by 18.9% between December 31, 2013 and December 31, 2014. This change reflects the continuation of the rapid growth in SIM-only offers and the effect of convergence, with attractive Canguro offers in a very competitive market.

At December 31, 2014, the mobile customer base stood at 12.6 million customers, up 1.9% compared with 2013. Year-on-year, contract plans totaled 9.4 million customers at December 31, 2014, up by 5.1% over one year, while at the same time, prepaid plans (3.2 million customers at December 31, 2014) recorded a 6.4% decline over the same period.

Fixed-line services in Spain

In Spain, revenues from Fixed-line services totaled 933 million euros in 2014, up 10.8% or 91 million euros compared with 2013 on both a historical basis and a comparable basis.

Between the two periods, this improvement is buoyed by the growth in revenues of fixed-line broadband services that have increased by 14.6% on a comparable basis. The fixed-line broadband customer base reached 2.0 million customers at December 31, 2014, up by 16.1% over one year. Convergence offers now represent 79% of the broadband fixed-line customer base.

2013 vs 2012

In Spain, revenues totaled 4,052 million euros in 2013, up 0.6% compared with 2012 on both a historical and a comparable basis.

On both a historical basis and a comparable basis, the 25 million euro increase in revenues in Spain between 2012 and 2013 mainly results from i) the 187 million euro growth in sales of mobile equipment, up by 112.5%, reflecting the success of the sale of mobile handsets with staggered payment, whose launch occurred in the 2nd quarter of 2013, in parallel with that of SIM-only offers (mobile offers without handset, ii) the 93 million euro increase in revenues from fixed-line services, representing a 12.5% increase, and iii) in part offset by the 249 million euro decline in revenues from mobile services, representing a decline of 8.0%.

This slight improvement takes place against a backdrop of economic recession in Spain, with GDP down 1.2% in 2013 (according to the IMF - the International Monetary Fund), and a telecommunications market down 8.1% in 2013 (according to estimates from the INE, the Spanish National Statistics Institute).

Excluding the effect of the fall in regulated prices, revenues would have been down 4.4% between 2012 and 2013 on both a historical and a comparable basis.

Mobile services in Spain

In Spain, revenues from Mobile services totaled 2,843 million euros in 2013, for an 8.0% decline, representing 249 million euros compared with 2012, on both a historical basis and a comparable basis. Excluding the effect of the fall in regulated prices, Mobile service revenues would have been down 3.6% between 2012 and 2013 on both a historical and a comparable basis.

The 13.1% decline of mobile ARPU between December 31, 2012 and December 31, 2013 was attributable to the success of SIM-only offers (mobile offers without handsets) and Canguro convergence offers.

At December 31, 2013, the mobile customer base stood at 12.4 million customers, up 4.5% compared with 2012. The share of contract customers stood at 72.3% of the mobile customer base as at December 31, 2013, up 10.4% compared with December 31, 2012.

Fixed-line services in Spain

In Spain, revenues from Fixed-line services totaled 842 million euros in 2013, up 12.5% or 93 million euros compared with 2012 on both a historical basis and a comparable basis.

This improvement was driven by fixed-line broadband service revenues, which were up 10.3% year-on-year. The fixed broadband customer base reached 1.7 million customers as at December 31, 2013, up 21.2% year-on-year, in particular thanks to the net acquisition of new ADSL customers, up 127% compared with December 31, 2012.

At December 31, 2013, the convergence offers customers accounted for 67% of the fixed broadband customer base, against 38% in 2012, thanks to the launch of the Canguro convergence offers, associating mobile and ADSL.

4.3.3.2.2 Reported EBITDA - Spain

2014 vs 2013

In Poland, Reported EBITDA totaled 958 million euros in 2014, down 7.8% compared with 2013 on both a historical basis and a comparable basis.

Between 2013 and 2014, the 81 million euro decrease in Reported EBITDA in Spain mainly results from the 176 million euro decline in revenues, partially offset by i) the 64 million euro reduction in commercial expenses, ii) the 20 million euro decline in other external acquisitions, mainly related to real estate expenses and overhead, and iii) the 13 million euro decline in labour expenses.

2013 vs 2012

In Spain, Reported EBITDA totaled 1,038 million euros in 2013, up 9.2% compared with 2012 on both a historical basis and a comparable basis.

The 87 million euro improvement in Reported EBITDA between 2012 and 2013 mainly arises from:

- i) the 63 million euro reduction in other operating expense (net of other operating income), ii) the 57 million euro drop in service fees and inter-operator costs, and iii) the 25 million euro increase in revenues;

- partially offset i) by the 23 million euro increase in labour expenses, ii) by a 18 million euro growth in commercial expenses, and iii) by a 13 million rise in operating taxes and levies.

4.3.3.2.3 Operating income - Spain

2014 vs 2013

In France, operating income totaled 374 million euros in 2014, down 18.7% on both a historical basis and a comparable basis.

Between 2013 and 2014, the 86 million euro decline in operating income in Spain is mainly explained by i) the 81 million euro decline in Reported EBITDA, and ii) the 5 million euro increase in depreciation and amortization.

2013 vs 2012

In Spain, operating income stood at 460 million euros in 2013, an improvement of 291 million euros on both a historical and a comparable basis compared with 2012.

This 291 million euro improvement in operating income between 2012 and 2013 was mainly attributable to i) the 196 million euro decrease in depreciation and amortization, mainly due to the end of the amortization of contract customer bases that occurred in May 2012, and ii) the 87 million euro increase in Reported EBITDA.

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4.3.3.2.4 CAPEX - Spain

2014 vs 2013

In Spain, CAPEX totaled 585 million euros in 2014, up 4.1% compared with 2013 on both a historical basis and a comparable basis.

Between 2013 and 2014, the 23 million euro growth of CAPEX in Spain mainly corresponds to an increase in investments in high-capacity mobile broadband (4G) and fixed lines (deployment of fiber optic lines simultaneously with Vodafone, see Sections 4.3.1.4 Significant events and 4.3.2.5.3 Investment projects).

2013 vs 2012

In Spain, CAPEX totaled 562 million euros in 2013, up 18.8% compared with 2012 on both a historical basis and a comparable basis.

Between 2012 and 2013, the 89 million euro growth in CAPEX in Spain is mainly attributable to the acceleration of the deployment of high-capacity broadband (4G and fiber optic).

4.3.3.2.5 Acquisitions of telecommunication licenses - Spain

Acquisitions of telecommunications licenses in Spain totaled i) 2 million euros in 2014, ii) 22 million euros in 2013, mainly related to the extension of the duration of the 900 MHz license, and iii) 1 million euros in 2012.

4.3.3.2.6 Additional information - Spain

Spain (at December 31)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (2) (3)	3,876	4,052	4,052	(4.4)%	(4.4)%	4,027
Mobile services	2,447	2,843	2,843	(13.9)%	(13.9)%	3,092
Mobile equipment sales	489	354	354	38.2%	38.2%	167
Fixed-line services	933	842	842	10.8%	10.8%	749
Other revenues	7	13	13	(49.8)%	(49.8)%	19
Mobile services
Number of mobile customers (4) (5)	12,613	12,377	12,377	1.9%	1.9%	11,839
Number of contract customers	9,399	8,945	8,945	5.1%	5.1%	8,100
Number of prepaid customers	3,214	3,433	3,433	(6.4)%	(6.4)%	3,739
Mobile ARPU (in euros) (3)	15.3	18.8	18.8	(18.5)%	(18.5)%	21.6
Fixed-line services
Number of fixed-line broadband customers (4)	1,965	1,693	1,693	16.1%	16.1%	1,396
Fixed-line broadband ARPU (in euros) (3)	30.0	31.8	31.8	(5.7)%	(5.7)%	33.0

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see the Financial glossary appendix).

(3) See the Financial glossary appendix.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

4.3.3.3 Poland

Poland (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	2,918	3,055	3,079	(4.5)%	(5.2)%	3,381
Reported EBITDA	994	929	937	7.0%	6.1%	1,156
Reported EBITDA/Revenues	34.1%	30.4%	30.4%			34.2%
Operating income	259	194	201	33.8%	29.1%	(505)
Operating income/Revenues	8.9%	6.3%	6.5%			(14.9%)
CAPEX	418	455	457	(8.1)%	(8.4)%	558
CAPEX/Revenues	14.3%	14.9%	14.8%			16.5%
Average number of employees	19,094	20,822	21,214	(8.3)%	(10.0)%	22,700

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

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4.3.3.3.1 Revenues - Poland

2014 vs 2013

Poland’s revenues totaled 2,918 million euros in 2014, down by 5.2% on a historical basis and 4.5% on a comparable basis compared with 2013.

On a historical basis, the 161 million euro decline in revenues in Poland is explained by i) the negative impact of changes in the scope of consolidation and other changes for 33 million euros, partly offset by the positive effect of foreign exchange fluctuations representing 9 million euros, and ii) organic change on a comparable basis, a decline of 137 million euros in revenues.

On a comparable basis, the 137 million euro decline in revenues in Poland between 2013 and 2014 mainly results from i) the decline in traditional telephone services and the effects of competitive intensity on mobile telephony, ii) compensated in part by the strong increase in sales of mobile equipment generated by the development of offers with staggered payment launched in April 2014.

Excluding the effect of the fall in regulated prices, revenues in Poland would have been down 2.5% between 2013 and 2014 on a comparable basis.

Mobile services in Poland

In 2014, revenues from Mobile services stood at 1,365 million euros in Poland, down 6.2% on both a historical basis and 6.5% on a comparable basis compared with 2013.

On a comparable basis, the 95 million euro decline in revenues of Mobile services is mainly explained by the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have dropped 3.3% between the two periods, attributable mainly to the reduction in prices for services.

The mobile customer base stood at 15.6 million customers at December 31, 2014, up by 2.0% year-on-year.

Fixed-line services in Poland

Fixed-line services revenues totaled 1,319 million euros in 2014, down 8.6% on a historical basis and 8.9% on a comparable basis compared with 2013.

On a comparable basis, the 13.7% fall in revenues from Fixed-line services in Poland, representing 128 million euros, reflects the general downward trend in fixed narrowband services.

Excluding the effect of the fall in regulated prices, revenues from Fixed-line services would have been down 8.1% between the two periods.

The fixed broadband customer base recorded a 2.7% decrease over the year, totaling 2.2 million customers at December 31, 2014. However, the number of VoIP service customers recorded a 12.1% growth over the year to 555,000 customers at December 31, 2014. At the same time, the number of digital television customers increased by 6.0% between December 31, 2014 and December 31, 2013, and reached 749,000 customers at December 31, 2014.

2013 vs 2012

Poland’s revenues totaled 3,079 million euros in 2013, down 8.9% on a historical basis and 8.6% on a comparable basis compared with 2012.

On a historical basis, the 8.9% or 302 million euro drop in revenues year-on-year, was due to i) the negative effect of foreign exchange fluctuations, in the amount of 10 million euros, ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 2 million euros, and iii) organic change on a comparable basis, i.e. a 290 million euro fall in revenues.

On a comparable basis, the 8.6% or 290 million euro decline in revenues in Poland between 2012 and 2013 was mainly due to the decline in traditional telephone services and to increased competitive pressure.

Excluding the effect of the fall in regulated prices, revenues in Poland would have been down 3.9% between 2012 and 2013 on a comparable basis.

Mobile services in Poland

Revenues from Mobile services in Poland totaled 1,456 million euros in 2013, down 9.3% on a historical basis and 10.8% on a comparable basis compared with 2012.

On a comparable basis, the fall in revenues from Mobile services in Poland between 2012 and 2013 amounted to 175 million euros. Excluding the effect of the fall in regulated prices, revenues from Mobile services would have dropped 2.6% year-on-year, attributable mainly to the reduction in prices for outgoing Voice services.

The mobile customer base stood at 15.3 million customers at December 31, 2013, up 2.9% compared with December 31, 2012, buoyed by a 4.5% rise in prepaid offers with 7.2 million customers. At December 31, 2013, the number of multiplay Open offers reached 286,000 customers, and online offers of the brand Nju Mobile totaled 353,000 customers.

Fixed-line services in Poland

In Poland, revenues from Fixed-line services totaled 1,443 million euros in 2013, down 8.4% on a historical basis and 8.1% on a comparable basis compared with 2012.

On a comparable basis, the 127 million euro fall in revenues from Fixed-line services in Poland between 2012 and 2013 reflects the general downward trend in fixed narrowband services, down 16.4%. Excluding the effect of the fall in regulated prices, the revenues from Fixed-line services would have been down 6.4% between the two periods.

On a comparable basis, revenues from fixed broadband services grew 6.4% between 2012 and 2013, driven by the higher fixed broadband ARPU due to the growth in multiplay offers.

The number of VoIP service customers recorded a 25.6% growth over the year to 495,000 customers as at December 31, 2013. The number of digital television customers reached 707,000 at December 31, 2013. On the other hand, the fixed broadband customer base registered a 1.9% decrease year-on-year, totaling 2.3 million customers as at December 31, 2013.

4.3.3.3.2 Reported EBITDA - Poland

2014 vs 2013

In Poland, Reported EBITDA totaled 994 million euros in 2014, up 6.1% compared with 2013 on a historical basis and 7.0% on a comparable basis.

On a historical basis, the 57 million euro increase in Reported EBITDA in Poland between 2013 and 2014 includes i) the negative impact of changes in the scope of consolidation and other changes, i.e. 11 million euros, ii) more than offset, on the one hand, by the positive effect of foreign exchange fluctuations of 3 million euros, and on the other hand, by organic growth on a comparable basis, a 65 million euro increase in Reported EBITDA.

On a comparable basis, the 65 million euro increase in Reported EBITDA in Poland between 2013 and 2014 is explained mainly by i) the 2014 recognition of the gain on the disposal of Wirtualna Polska for 71 million euros, ii) the 52 million euro decline in commercial expenses and costs of content, iii) the 47 million euro decline in the cost of restructuring, iv) the 16 million euro decline in real estate expenses, and v) the 14 million euro reduction in overhead, vi) partly offset by the 137 million euro decrease in revenues.

ORANGE / 2014 REGISTRATION DOCUMENT - 206

2013 vs 2012

In Poland, Reported EBITDA totaled 937 million euros in 2013, down 18.9% compared with 2012 on both a historical and a comparable basis.

On a historical basis, the 219 million euro reduction in Reported EBITDA in Poland between 2012 and 2013 is due to i) the negative effect of foreign exchange fluctuations, i.e. 4 million euros, partially offset by the positive impact of changes in the scope of consolidation and other changes, in the amount of 3 million euros, and ii) organic change on a comparable basis, namely a decrease of 218 million euros in Reported EBITDA.

On a comparable basis, the 218 million euro decrease in Reported EBITDA in Poland between 2012 and 2013 is attributable mainly i) to the 290 million euro fall in revenues, ii) partially offset by the 124 million euro decrease in service fees and inter-operator costs due to the positive effect of the fall in regulated prices on interconnection costs.

4.3.3.3.3 Operating income - Poland

2014 vs 2013

In Poland, operating income totaled 259 million euros in 2014, up 29.1% on a historical basis and down 33.8% on a comparable basis from 2013.

On a historical basis, the 58 million euro increase in operating income in Poland between 2013 and 2014 mainly includes i) the negative impact of changes in the scope of consolidation and other changes for 8 million euros, ii) more than offset by organic changes on a comparable basis, for an increase of 65 million euros in operating income.

On a comparable basis, the 65 million euro increase in operating income in Poland between 2013 and 2014 results from the 65 million euro growth in Reported EBITDA.

2013 vs 2012

Operating income in Poland stood at 201 million euros in 2013, an increase of 706 million euros compared with 2012 on a historical basis and of 686 million on a comparable basis.

On a historical basis, the 706 million euro increase in operating income between 2012 and 2013 stemmed from i) the positive impact of foreign exchange fluctuations, representing 20 million euros, and ii) organic change on a comparable basis, i.e. an increase of 686 million euros in operating income.

On a comparable basis, the 686 million rise in operating income in Poland between 2012 and 2013 was attributable mainly to i) the recognition in 2012 of a goodwill impairment loss of 868 million euros (see Note 6 to the consolidated financial statements) on a comparable basis, ii) partially offset by the 218 million euro decline in Reported EBITDA.

4.3.3.3.4 CAPEX - Poland

2014 vs 2013

In Poland, CAPEX amounted to 418 million euros in 2014, down 8.4% on a historical basis and down 8.1% on a comparable basis compared with 2013.

On a historical basis, the 39 million euro reduction in CAPEX in Poland between 2013 and 2014 is mainly explained by organic change on a comparable basis, for a decline of 37 million euros of CAPEX.

On a comparable basis, the 37 million euro decline in CAPEX of Poland between 2013 and 2014 is mainly explained by the completion in mid-2014 of the mobile network infrastructure sharing program with T-Mobile (10,000 sites shared at December 31, 2014).

2013 vs 2012

In Poland, CAPEX amounted to 457 million euros in 2013, down 18.1% on a historical basis and down 18.2% on a comparable basis compared with 2012.

On both a historical basis and a comparable basis, the 101 million euro reduction in CAPEX between 2012 and 2013 in Poland mainly reflects i) a reduction in expenditure on IT investments, and ii) the end of the broadband network access deployment program in Poland in 2013, pursuant to the provisions of the memorandum of understanding signed with the regulator at the end of 2009.

4.3.3.3.5 Acquisitions of telecommunication licenses - Poland

Acquisitions of telecommunications licenses in Poland reached i) 90 million euros in 2014, mainly related the renewal of 2G licenses, and ii) 63 million euros in 2013, mainly related the purchase of usage rights for the T-Mobile 1,800 MHz (4G) frequency. No telecommunications licenses were acquired in Poland in 2012.

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4.3.3.3.6 Additional information - Poland

Poland (at December 31)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (2) (3)	2,918	3,055	3,079	(4.5)%	(5.2)%	3,381
Mobile services	1,365	1,460	1,456	(6.5)%	(6.2)%	1,605
Mobile equipment sales	102	36	35	186.9%	187.8%	34
Fixed-line services	1,319	1,448	1,443	(8.9)%	(8.6)%	1,576
Other revenues	132	111	145	17.7%	(8.9)%	166
Mobile services
Number of mobile customers (4) (5)	15,629	15,325	15,325	2.0%	2.0%	14,895
Number of contract customers	7,679	7,221	7,221	6.3%	6.3%	6,911
Number of prepaid customers	7,951	8,104	8,104	(1.9)%	(1.9)%	7,984
Mobile ARPU (in zlotys) (3)	31.5	34.5	34.5	(8.7)%	(8.7)%	39.2
Fixed-line services
Total number of fixed telephone lines (4)	5,710	6,214	5,766	(8.1)%	(1.0)%	6,425
Number of fixed-line broadband customers (4)	2,241	2,301	2,301	(2.6)%	(2.6)%	2,345
Fixed-line broadband ARPU (in zlotys) (3)	60.4	60.3	60.3	0.2%	0.2%	56.2

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see the Financial glossary appendix).

(3) See the Financial glossary appendix.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

4.3.3.4 Rest of the World

Rest of the world (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenue	7,374	7,368	7,792	0.1%	(5.4)%	8,281
Reported EBITDA	2,519	2,294	2,511	9.8%	0.3%	2,893
Reported EBITDA/Revenues	34.2%	31.1%	32.2%			34.9%
Operating income	733	245	351	198.6%	108.8%	332
Operating income/Revenues	9.9%	3.3%	4.5%			4.0%
CAPEX	1,222	1,100	1,163	11.2%	5.1%	1,308
CAPEX/Revenues	16.6%	14.9%	14.9%			15.8%
Average number of employees	24,516	24,738	26,147	(0.9)%	(6.2)%	26,013

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

4.3.3.4.1 Revenues - Rest of the World

2014 vs 2013

Revenues from the Rest of the World totaled 7,374 million euros in 2014, down 5.4% on a historical basis and up 0.1% on a comparable basis compared with 2013.

On a historical basis, the 418 million euro decline in revenues from the Rest of the World between 2013 and 2014 is explained by i) the unfavorable impact of changes in the scope of consolidation and other changes that stood at 341 million euros and mainly includes the impact of the disposal of Orange Dominicana on April 9, 2014 for 333 million euros, ii) the negative impact of foreign exchange fluctuations in the amount of 83 million euros, mainly taking into account changes in exchange rate of the Egyptian pound and the Moldovan leu to the euro, iii) in part offset by the organic change on a comparable basis, an increase of 6 million euros in revenues.

On a comparable basis, revenues from the Rest of the World increased 0.1% or 6 million euros between 2013 and 2014. Excluding the effect of the fall in regulated prices, revenues would have been up 2.0% between the two periods in data on a comparable basis.

In Africa and the Middle East, revenues increased by 7.1% (up by 7.4% excluding the effect of the fall in regulated prices), i.e. 283 million euros, between the two periods in data on a comparable basis. This growth results mainly from the increased revenues in Mali (up 72 million euros), Guinea (up 59 million euros), Ivory Coast (up 56 million euros), and Egypt (up 44 million euros).

In Europe, revenues declined by 8.8% (down by 4.9% not including the effect of the fall in regulated prices), representing 279 million euros, between the two periods in data on a comparable basis. This decrease results mainly i) from the 204 million euro decline in revenues in Belgium, mainly explained by the decline in mobile services (linked to the erosion of the mobile ARPU and the effect of the fall in regulated prices), the decrease in sales of mobile equipment, and the decline in fixed-line services (particularly due to the suspension of the sales of fixed-line offers on the residential market since May 2013), and ii) to a lesser extent, from the 42 million euro decline in revenues in Slovakia, to a large extent due to the effect of the fall in regulated prices.

2013 vs 2012

Revenues from the Rest of the World reached 7,792 million euros in 2013 for a decrease of 5.9% on a historical basis and 0.5% on a comparable basis, compared to 2012.

On a historical basis, the 489 million euro decline in revenues from the Rest of the World was due to i) the unfavorable impact of foreign exchange fluctuations, in the amount of 290 million euros (of which 193 million euros attributable to the change in the value of the Egyptian pound against the euro), ii) the negative impact of changes in the scope of consolidation and other changes, in the amount of 162 million euros (of which 168 million euros resulting from the

ORANGE / 2014 REGISTRATION DOCUMENT - 208

disposal of Orange Suisse on February 29, 2012), and iii) organic change on a comparable basis, i.e. a 37 million euro decline in revenues.

On a comparable basis, revenues from the Rest of the World fell 0.5% between 2012 and 2013, a decline of 37 million euros. Excluding the effect of the fall in regulated prices, revenues would have been up 1.3% between the two periods.

In Africa and the Middle East, revenues grew by 167 million euros, up by 4.3% (or 4.7% excluding the effect of the fall in regulated prices) on a comparable basis. This performance mainly results from i) growth of respectively 61 million euros in the Ivory Coast, 43 million euros in Mali, 42 million euros in Guinea, 35 million euros in Senegal and 26 million euros in Egypt, ii) partially offset by negative growth in revenues in Jordan and Cameroon, of 51 million euros and 20 million euros respectively, that are experiencing heightened levels of competition.

In Europe, revenues declined by 212 million euros between the two periods representing a decline of 6.2%, in data on a comparable basis. This decrease was primarily due to the 12.0% decline in revenues in Belgium, representing 191 million euros, linked to the effect of the fall in regulated prices, from the drop in mobile ARPU and from the 266,000 customer decrease in the mobile customer base. Excluding the effect of the fall in regulated prices, revenues in Europe would have risen 2.8% between 2012 and 2013, due to strong growth in mobile Internet browsing and to a rise in the sales of handsets, partially offset by the price reductions linked to the restructuring of mobile service offers. Europe’s mobile customer base totaled 20.0 million customers at December 31, 2013, up 0.8% compared with December 31, 2012 (excluding the effect of the disposal of Orange Austria), due to i) the 1.7% increase in contract plans (primarily in Romania), representing 160,000 new customers and, ii) the performance in M2M contracts recording a 34.8% growth rate over the year, representing 244,000 new contracts.

4.3.3.4.2 Reported EBITDA - Rest of the World

2014 vs 2013

In 2014, Reported EBITDA of the Rest of the World stood at 2,519 million euros, up by 0.3% on a historical basis and 9.8% on a comparable basis compared with 2013.

On a historical basis, the 8 million euro increase in Reported EBITDA of the Rest of the World between 2013 and 2014 includes i) the adverse impact of changes in the scope of consolidation and other changes that represents 190 million euros and mainly includes the impact of the disposal of Orange Dominicana on April 9, 2014 for 120 million euros and the gain on the disposal of Orange Austria in 2013 for 73 million euros, ii) the negative impact of foreign exchange fluctuations of 27 million euros, and iii) organic change on a comparable basis, an increase of 225 million euros in Reported EBITDA.

On a comparable basis, the 225 million euro increase in Reported EBITDA of the Rest of the World between 2013 and 2014 mainly results from i) the 251 million euro growth of the gain on disposal, mainly due to the 2014 recognition of the disposal of Orange Dominicana for 280 million euros (see Section 4.3.1.4 Significant events), ii) the 60 million euro decline in service fees and inter-operator costs essentially due to the favorable effect of the fall in regulated prices on interconnection charges, iii) partially offset by the 108 million euro increase in operating taxes and levies, due to the increase in the tax pressure, in particular in Belgium, Ivory Coast, Egypt and Mali.

2013 vs 2012

In 2013, Reported EBITDA of the Rest of the World stood at 2,511 million euros, down 13.2% on a historical basis and 5.8% on a comparable basis compared with 2012.

On a historical basis, the 13.2% or 382 million euro decline in Reported EBITDA in the Rest of the World was attributable mainly to i) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 136 million euros, ii) the negative effect of foreign exchange fluctuations, in the amount of 93 million euros (of which 64 million euros attributable to the change in the value of the Egyptian pound against the euro), and iii) organic change on a comparable basis, i.e. a decline of 153 million euros in Reported EBITDA.

On a comparable basis, the 153 million euro decline in Reported EBITDA in the Rest of the World between 2012 and 2013 was attributable mainly to i) the increase in commercial expenses particularly in Romania and Ivory Coast, ii) the increase in other operating income and expenses, mainly attributable to the negative effect of reversals of provisions related to universal service recorded in 2012 in Belgium and Slovakia, iii) higher operating taxes and levies, and iv) the increase in external purchases in Egypt, where business was negatively affected by foreign exchange fluctuations and inflation, v) partially offset by the positive effect of the fall in regulated prices on interconnection costs and by the gain on disposal of Orange Austria in 2013.

4.3.3.4.3 Operating income - Rest of the World

2014 vs 2013

Operating income in the Rest of the World totaled 733 million euros in 2014, up 108.8% on a historical basis and 198.6% on a comparable basis compared with 2013.

On a historical basis, the 382 million euro increase in operating income of the Rest of the World between 2013 and 2014 includes i) the adverse impact of changes in the scope of consolidation and other changes for 99 million euros and mainly includes the impact of the disposal of Orange Austria in 2013 for 73 million euros, ii) the 7 million euro negative impact of foreign exchange fluctuations, and iii) more than offset by the organic change on a comparable basis, an increase of 488 million euros in operating income.

On a comparable basis, the 488 million euro increase in operating income of the Rest of the World between 2013 and 2014 was mainly attributable to:

- the 268 million euro increase in goodwill impairment (see Note 6 to the consolidated financial statements), as a result of the recognition of:

- an impairment loss of 229 million euros in Belgium in 2014, reflecting the effects on expected cash flows from the increased tax burden and the decline in revenues on the Business Services segment,

- an impairment loss of 497 million euros in 2013, mainly in Belgium and the Democratic Republic of the Congo. In Belgium, the impairment of 408 million euros reflects the impact at short- and medium-term of increased competitive pressure (general fall in the prices of all market players), the regulatory reduction of contract term commitments and the still limited number of convergence offers marketed by Mobistar. In the Democratic Republic of the Congo, the goodwill impairment of 89 million euros reflected a review of development prospects;

- the 225 million euro increase in Reported EBITDA; and

- the 15 million euro improvement in impairment of fixed assets (see Note 7 to the consolidated financial statements), that reached 46 million euros in 2014, compared to 61 million euros in 2013 on a comparable basis. The impairment of fixed assets mainly includes a 46 million euro impairment in Kenya in 2014 compared to 58 million euros in 2013;

- partially offset by the 19 million euro increase in depreciation and amortization.

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Share of profits (losses) of associates and joint ventures (see Note 9 to the consolidated financial statements) represents a loss of 196 million euros in 2014, compared to a loss of 195 million euros in 2013 on a comparable basis. The share of profits (losses) of associates and joint ventures includes mainly i) in 2014, a 178 million euro impairment of Korek Telecom (an Iraqi mobile telephone operator), reflecting the review of growth outlooks in a context of the rising discount rate linked to the country risk and the litigation with the Iraqi regulation authority, and ii) in 2013, a 148 million euros impairment of Médi Télécom (a Moroccan mobile telephony operator), that reflects an increased competitive pressure strongly burdening the price levels of offers.

2013 vs 2012

Operating income in the Rest of the World totaled 351 million euros in 2013, up 5.7% on a historical basis and 38.8% on a comparable basis compared with 2012.

On a historical basis, the 5.7% or 19 million euro increase in operating income in the Rest of the World between 2012 and 2013, comprises i) the adverse impact of changes in the scope of consolidation and other changes, amounting to 135 million euros from the disposal of Orange Suisse on February 29, 2012, ii) largely offset, on the one hand, by the positive effect of foreign exchange fluctuations, amounting to 56 million euros, and, on the other, by organic change on a comparable basis, i.e. an increase of 98 million euros in operating income.

On a comparable basis, the 38.8% or 98 million euro increase in operating income in the Rest of the World between 2012 and 2013 was attributable mainly to:

- the recognition of 497 million euros in goodwill impairment in 2013 (see Note 6 to the consolidated financial statements) compared with 778 million euros in 2012 on a comparable basis, with:

- an impairment loss of 408 million euros in Belgium in 2013, compared with an impairment loss of 76 million euros in 2012, reflecting the short- and medium-term effects of increased competitive pressure (general fall in the prices of all market players), the regulatory reduction of contract term commitments and the still limited number of convergence offers marketed by Mobistar,

- an impairment loss of 89 million euros in the Democratic Republic of the Congo in 2013, reflecting the revised growth outlook,

- the 2012 recognition of impairment losses in Romania (amounting to 359 million euros) and Egypt (amounting to 339 million euros on a comparable basis); and

- the 61 million euro decrease in depreciation and amortization.

Between these two periods, these negative items were partially offset by:

- the 153 million euro decrease in Reported EBITDA;

- the degradation of 53 million euros of the share of profits (losses) of associates and joint ventures (see Note 9 to the consolidated financial statements), representing a loss of 196 million euros in 2013 compared to a loss of 143 million euros in 2012 in data on a comparable basis. The share of profits (losses) of associates and joint ventures includes mainly i) in 2013, a 148 million euro impairment of Médi Télécom (Telecommunications operator in Morocco), reflecting the increased competitive pressure strongly affecting the price levels of plans, and ii) in 2012, a 141 million euro impairment of Médi Télécom; and

- by the 38 million euro degradation of the impairment of fixed assets on a comparable basis (see Note 7 to the consolidated financial statements). The impairment of fixed assets stood at 96 million euros in 2013 compared to 58 million euros on a comparable basis, and mainly includes i) an impairment in Kenya for 58 million euros in 2013 compared to 54 million euros in 2012, and ii) an impairment of 34 million euros in Uganda in 2013 compared to 15 million euros in 2012.

4.3.3.4.4 CAPEX - Rest of the World

2014 vs 2013

CAPEX of the Rest of the World stood at 1,222 million euros in 2014, up 5.1% on a historical basis and 11.2% on a comparable basis compared with 2013.

On a historical basis, the 59 million euro increase in CAPEX of the Rest of the World between 2013 and 2014 includes i) the unfavorable impact of changes in the scope of consolidation and other changes for 51 million euros and mainly includes the impact of the disposal of Orange Dominicana on April 9, 2014 for 49 million euros, ii) the negative impact of foreign exchange fluctuations, 12 million euros, and iii) more than offset by organic change on a comparable basis, an increase of 122 million euros in CAPEX.

On a comparable basis, the 122 million euro increase in CAPEX of the Rest of the World between 2013 and 2014 results mainly from i) the strong growth in programs for investment in high-capacity mobile broadband (4G) throughout the countries of Europe except for Armenia, and ii) of the increased effort for investment in mobile access networks in Africa and the Middle East, in particular in Egypt, Cameroon, Guinea, Niger and Mali, to accompany the rapid growth of uses and revenues.

2013 vs 2012

CAPEX in the Rest of the World stood at 1,163 million euros in 2013, down 11.1% on a historical basis and 6.0% on a comparable basis compared with 2012.

On a historical basis, the 11.1% or 145 million euro reduction in CAPEX in the Rest of the World between 2012 and 2013 was attributable i) to the adverse effect of foreign exchange fluctuations, i.e. 56 million euros, ii) to the negative effect of changes in the scope of consolidation and other changes, for 14 million euros, and iii) to organic change on a comparable basis, i.e. a 75 million euro decrease in CAPEX.

On a comparable basis, the 6% or 75 million euro decline in CAPEX in the Rest of the World was mainly a result of the 61 million euro decrease in CAPEX in Africa and the Middle East, notably in Egypt (down by 34 million euros), in the Democratic Republic of the Congo (a decline of 30 million euros), in Cameroon and in Mali. This decline was a result of the reduction in investments in mobile access networks in Africa following significant outlay in these countries in 2012. However level of investment remained high, in particular in 3G networks in order to support the sharp growth in data traffic. At December 31, 2013, 17 out of 21 countries in Africa and the Middle East were covered by 3G. Additionally, the roll-out of high-capacity mobile broadband (4G) has already been launched in several European countries, including Luxembourg, Moldova and Romania.

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4.3.3.4.5 Acquisitions of telecommunications licenses - Rest of the World

In 2014, acquisitions of telecommunications licenses of the Rest of the World represented 383 million euros, and mainly concerned i) the capitalization of the fixed portion of the 2G/3G/4G frequency band in Romania for 231 million euros, ii) the acquisition of a 4G license and the capitalization of the fixed part of frequency band fees in Slovakia for 66 million euros, and iii) the renewal of 2G licenses in Jordan for 56 million euros and in Moldova for 29 million euros.

In 2013, acquisitions of telecommunication licenses in the Rest of the World totaled 373 million euros, and concerned mainly i) the payment of the 4G license and the renewal of the 2G/3G license in Romania for 216 million euros, and ii) the payment of the 4G license in Belgium for 120 million euros.

Acquisitions of telecommunications licenses in the Rest of the World totaled 42 million euros in 2012, and were mainly related to i) a one-year extension of the license for the 900 MHz and 1,800 MHz frequencies and the renewal of the 2G license in Romania for 17 million euros, ii) the payment of a license allocated to the 4G mobile network in November 2012 in Moldova for 10 million euros, and iii) the acquisition of a license allocated to the 3G mobile network in the Ivory Coast for 9 million euros.

4.3.3.4.6 Additional information - Rest of the world

Rest of the world (at December 31)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (2)	7,374	7,368	7,792	0.1%	(5.4)%	8,281
Europe	2,900	3,179	3,195	(8.8)%	(9.2)%	3,582
Africa and the Middle East	4,283	3,999	4,060	7.1%	5.5%	4,126
Other	213	206	554	3.3%	(61.6)%	593
Eliminations	(22)	(16)	(17)	28.6%	26.7%	(20)
Mobile services
Number of mobile customers (3) (4)	117,760	107,072	111,386	10.0%	5.7%	105,406
Number of contract customers	18,746	16,734	17,513	12.0%	7.0%	15,479
Number of prepaid customers	99,014	90,337	93,873	9.6%	5.5%	89,927
Number of mobile customers (3) (4)	117,760	107,072	111,386	10.0%	5.7%	105,406
Europe	20,266	19,965	19,965	1.5%	1.5%	20,583
Africa and the Middle East	97,494	87,107	88,010	11.9%	10.8%	81,582
Other	-	-	3,412	-	-	3,242
Fixed-line services
Total number of fixed telephone lines (3)	1,405	1,511	2,004	(7.0)%	(29.9)%	2,055
Europe	216	238	681	(9.3)%	(68.3)%	682
Africa and the Middle East	1,190	1,273	1,323	(6.6)%	(10.1)%	1,370
Other	-	-	-	-	-	4
Number of fixed-line broadband customers (3)	1,038	1,002	1,004	3.5%	3.4%	929

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros.

(3) In thousands. At end of period.

(4) Excluding customers of mobile virtual network operators (MVNOs).

4.3.3.5 Enterprise

Enterprise (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	6,299	6,448	6,513	(2.3)%	(3.3)%	7,001
Reported EBITDA	910	1,016	1,004	(10.4)%	(9.3)%	1,134
Reported EBITDA/Revenues	14.5%	15.8%	15.4%			16.2%
Operating income	552	653	642	(15.4)%	(13.9)%	763
Operating income/Revenues	8.8%	10.1%	9.9%			10.9%
CAPEX	325	308	311	5.3%	4.4%	352
CAPEX/Revenues	5.2%	4.8%	4.8%			5.0%
Average number of employees	20,728	21,006	20,859	(1.3)%	(0.6)%	21,387

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

ORANGE / 2014 REGISTRATION DOCUMENT - 211

4.3.3.5.1 Revenues - Enterprise

Enterprise revenues are presented according to the following product lines:

- voice services include legacy voice offers (PSTN access), Voice over IP services (VoIP), audio conference services as well as incoming traffic for call centers;

- data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers; and

- the IT & integration services include the unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services.

2014 vs 2013

Enterprise revenues totaled 6,299 million euros in 2014, down 3.3% on a historical basis and 2.3% on a comparable basis compared with 2013.

On a historical basis, the 214 million euro fall in Enterprise revenues between 2013 and 2014 is explained mainly by i) the adverse impact of changes in the scope of consolidation and other changes for 37 million euros and mainly includes the disposal of Etrali Trading Solutions on May 31, 2013 for 32 million euros, ii) the negative impact of foreign exchange fluctuations for 28 million euros, essentially accounting for the change in the Russian ruble against the euro, and iii) organic change on a comparable basis, a decline of 149 million euros in revenues.

On a comparable basis, the 149 million euro decline in Enterprise revenues between 2013 and 2014 reflects the downward trend of legacy voice and data services. Between the two periods, this decline is not offset by the better prices and the renewed growth of IT & integration services, in particular security, Cloud and image offers, and stabilization of IP-VPN accesses.

Voice services

On a comparable basis, revenues of Voice services declined by 7.2% to 1,613 million euros in 2014, compared with 2013. Between the two periods, the 9.8% downward trend in traditional fixed-line telephony and the 8.9% contraction of customer relations services are only partially offset by the growth of VoIP and services.

Data services

On a comparable basis, revenues of Data services stood at 2,900 million euros in 2014, a 3.6% decline compared with 2013 on a comparable basis. Between the two periods, the activity is marked by a decline of 21.3% in legacy data services and a 0.7% contraction of IP-VPN. Despite constantly rising volumes and speeds, IP-VPN continues to experience a certain pressure on prices.

IT & integration services

Revenues from IT & integration services stood at 1,786 million euros in 2014, representing growth of 4.9% compared with 2013 on a comparable basis. Between these two periods, this growth, exceeding that of the market, is mainly buoyed by the 37% growth in security services and by the 11% increase in Cloud services.

2013 vs 2012

Enterprise revenues totaled 6,513 million euros in 2013, down 7.0% on a historical basis and 5.3% on a comparable basis compared with 2012.

On a historical basis, the decline of 488 million euros in Enterprise revenues from 2012 to 2013 was due to i) the negative impact of changes in the scope of consolidation and other changes, for 64 million euros, (ii) the adverse effect of foreign exchange fluctuations, totaling 56 million euros, and (iii) organic change on a comparable basis, totaling 368 million euros in revenues.

On a comparable basis, Enterprise revenues were down 368 million euros between 2012 and 2013 reflecting the intensified pressure on prices and the increasingly challenging economic environment in Europe.

Voice services

On a comparable basis, revenues of Voice services stood at 1,748 million euros in 2013, an 8.3% decline compared with 2012. Between the two periods, the downward trend of traditional fixed-line telephony (down by 10.1%) and the contraction of customer relation services (down by 11.4%) are only partially offset by the growth in VoIP (by 5.5%, with growth slowed in a stagnant economy).

Data services

Revenues from Data services stood at 3,018 million euros in 2013, down 4.6% compared with 2012 on a comparable basis. The year 2013 was marked by the slight contraction of IP-VPN (down by 0.4%), linked to price decreases partially offset by increased speeds and the continuing rise in the number of accesses, that slowed however in the last quarter. At the same time, broadcasting was down by 4.7% due to difficulties on some markets in particular in North America, and roaming offers (Business Everywhere) were down by 25.1%, mainly due to migration toward other solutions sold by the Group.

IT & integration services

Revenues from IT & integration services stood at 1,747 million euros in 2013, representing a decline of 3.6% compared with 2012 on a comparable basis. The respective declines of 8.0% in integration services, 14.5% in project management and 5.7% in infrastructure services are mainly explained by a difficult economy especially in Europe, leading to project delays. Inversely, security solutions posted growth of 12.5%, while the growth in Cloud services was 22.6% between the two periods.

4.3.3.5.2 Reported EBITDA - Enterprise

2014 vs 2013

Enterprise Reported EBITDA totaled 910 million euros in 2014, down 9.3% compared with 2013 on a historical basis, and down 10.4% on a comparable basis.

On a historical basis, the 94 million euro decline in Enterprise Reported EBITDA between 2013 and 2014 mainly includes i) the positive effect of foreign exchange fluctuations of 10 million euros, ii) more than offset by organic change on a comparable basis, a decline of 106 million euros in Reported EBITDA.

On a comparable basis, the 106 million euro decrease in Enterprise Reported EBITDA between 2013 and 2014 is largely attributable to:

- i) the 149 million euro contraction of revenues, ii) the 43 million euro increase in labour expenses, in particular in services, and iii) the 25 million euro increase in the cost of restructuring;

- partially offset by i) the 73 million euro decline in service fees and inter-operator costs, in connection with the improvement in international profitability and the decrease in activity volume of legacy data networks, ii) the 31 million euro decrease in other network expenditures and IT expenses, and iii) the reduction of overhead due to strict spending control, and iv) the 25 million euro growth in gains on disposals.

ORANGE / 2014 REGISTRATION DOCUMENT - 212

2013 vs 2012

Enterprise Reported EBITDA totaled 1,004 million euros in 2013, down 11.5% on a historical basis, and down 11.9% on a comparable basis compared with 2012.

On a historical basis, the 130 million euro slide in Enterprise Reported EBITDA between 2012 and 2013 includes i) the positive impact of foreign exchange fluctuations for 23 million euros, partially offset by the adverse effect of changes in the scope of consolidation and other changes for 18 million euros, and ii) organic change on a comparable basis, namely a contraction of 135 million euros in Reported EBITDA.

On a comparable basis, the 135 million euro decline in Enterprise Reported EBITDA between 2012 and 2013 is mainly attributed to the 368 million euro decline in revenues, partially offset by i) the 112 million euro reduction in service fees and inter-operator costs, connected with the improved profitability of international operations and the lower activity volume of legacy data networks, ii) the 54 million euro decline in labour expenses, mainly due to the 41 million euro reduction in the expense of the French Part-Time for Seniors plan (see Note 5 to the consolidated financial statements), iii) the 42 million euro reduction in other external expenses, in particular overhead, and iv) the 14 million euro decrease in commercial expenses.

4.3.3.5.3 Operating income - Enterprise

2014 vs 2013

Enterprise operating income totaled 552 million euros in 2014, down 13.9% on a historical basis and 15.4% on a comparable basis compared with 2013.

On a historical basis, the 90 million euro decline in Enterprise operating income between 2013 and 2014 mainly includes i) the positive impact of foreign exchange fluctuations for 10 million euros, and ii) organic change on a comparable basis, for a 101 million euro contraction in operating income.

On a comparable basis the 101 million euro decrease in Enterprise operating income between 2013 and 2014 is primarily explained by the 106 million euro decline in Reported EBITDA.

2013 vs 2012

Enterprise operating income totaled 642 million euros in 2013 for a decline of 16.0% on a historical basis and 16.9% on a comparable basis compared with 2012.

On a historical basis, the 121 million euro decline in Enterprise operating income between 2012 and 2013 includes i) the positive impact of foreign exchange fluctuations for 24 million euros, partially offset by the adverse effect of changes in the scope of consolidation and other changes for 15 million euros, and ii) organic change on a comparable basis, namely a contraction of 130 million euros in operating income.

On a comparable basis the 130 million euro contraction in Enterprise operating income between 2012 and 2013 stems primarily from the 135 million euro reduction in Reported EBITDA.

4.3.3.5.4 CAPEX - Enterprise

2014 vs 2013

Enterprise CAPEX amounted to 325 million euros in 2014, up by 4.4% on a historical basis (14 million euros) and by 5.3% on a comparable basis (17 million euros) compared with 2013, mainly due to the growth in equipment installed for customers for ongoing projects.

2013 vs 2012

Enterprise CAPEX amounted to 311 million euros in 2013, down 11.7% on a historical basis compared with the previous year and down 10.4% on a comparable basis.

On both a historical basis and a comparable basis, the reduction in Enterprise CAPEX of 41 million euros and 36 million euros respectively, between 2012 and 2013, was due to the lower capital expenditure in connection with changes in operating activity.

4.3.3.5.5 Additional information - Enterprise

Enterprise (at December 31)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (2)	6,299	6,448	6,513	(2.3)%	(3.3)%	7,001
Voice services	1,613	1,738	1,748	(7.2)%	(7.7)%	1,911
Data services	2,900	3,007	3,018	(3.6)%	(3.9)%	3,198
IT & integration services	1,786	1,703	1,747	4.9%	2.2%	1,892
Number of Business telephone lines in France (3)	3,161	3,355	3,355	(5.8)%	(5.8)%	3,681
Number of IP-VPN accesses worldwide (4)	345	342	330	0.9%	4.5%	326
o/w Number of IP-VPN accesses in France (4)	294	292	286	0.4%	2.7%	281

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see the Financial glossary appendix).

(3) In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4) In thousands. At end of period. Access of customers outside the Orange Group, not including operators market.

ORANGE / 2014 REGISTRATION DOCUMENT - 213

4.3.3.6 International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	1,814	1,770	1,702	2.5%	6.6%	1,623
Reported EBITDA	(779)	(4)	(15)	ns	ns	(402)
Reported EBITDA/Revenues	(43.0)%	(0.2)%	(0.8)%			(24.7)%
Operating income	(1,217)	(525)	(522)	(132.0)%	(133.6)%	(885)
Operating income/Revenues	(67.1)%	(29.7)%	(30.6)%			(54.5)%
CAPEX	287	301	305	(4.9)%	(6.1)%	415
CAPEX/Revenues	15.8%	17.0%	17.9%			25.6%
Average number of employees	12,756	13,110	13,186	(2.7)%	(3.3)%	13,286

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

4.3.3.6.1 Revenues - International Carriers & Shared Services

2014 vs 2013

Revenues from International Carriers & Shared Services stood at 1,814 million euros in 2014, of which 1,258 million euros generated outside the Group, for an increase of 6.6% on a historical basis and 2.5% on a comparable basis compared with 2013.

On a historical basis, the 112 million euro increase in revenues of International Carriers & Shared Services between 2013 and 2014 is mainly explained by i) the favorable impact of changes in the scope of consolidation and other changes for 67 million euros, and ii) organic change on a comparable basis, an increase of 44 million euros in revenues.

On a comparable basis, revenues from International Carriers & Shared Services recorded an increase of 44 million euros between 2013 and 2014, and is explained in part by the 26 million euro growth in the operating activity of International Carriers and the 14 million euro growth in revenues of Dailymotion.

2013 vs 2012

Revenues from International Carriers & Shared Services stood at 1,702 million euros (of which 1,214 million euros generated outside the Group), for an increase of 4.9% on a historical basis and 5.2% on a comparable basis 2013 compared with 2012.

On a historical basis, the 4.9% increase in revenues from International Carriers & Shared Services between 2012 and 2013, growth of 79 million euros, includes i) the adverse impact of changes in the scope of consolidation and other changes (3 million euros) and foreign exchange fluctuations (2 million euros), and ii) offset by organic change on a comparable basis, an increase of 84 million euros in revenues.

On a comparable basis, the increase of 84 million euros in revenues from International Carriers & Shared Services, growth of 5.2%, reflects the 3.0% growth in revenues of International Carriers.

4.3.3.6.2 Reported EBITDA - International Carriers & Shared Services

2014 vs 2013

Reported EBITDA of International Carriers & Shared Services was a negative 779 million euros in 2014, down 764 million euros on a historical basis and 775 million euros on a comparable basis compared with 2013.

On a historical basis, the 764 million euro degradation of Reported EBITDA of International Carriers & Shared Services between 2013 and 2014 includes i) the favorable impact of changes in the scope of consolidation and other changes for 9 million euros and foreign exchange fluctuations for 2 million euros, and ii) organic change on a comparable basis, a decline of 775 million euros in Reported EBITDA.

On a comparable basis, the 775 million euro decrease in Reported EBITDA of International Carriers & Shared Services between 2013 and 2014 was largely attributable to:

- the recognition in 2014 of the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom ending a series of litigations (see Notes 4.2 and 15 to the consolidated financial statements);

- the 286 million euro increase in the cost of restructuring, linked mainly to the recognition of 293 million euros in restructuring costs in 2014 relating to the optimization of real estate in France; and

- the reduction in the cost of shared services impacting the subsidiaries through reduced rebillings.

2013 vs 2012

Reported EBITDA of International Carriers & Shared Services was a negative 15 million euros in 2013, compared with a negative 402 million euros in 2012 on a historical basis and a negative 288 million euros on a comparable basis.

On a historical basis, the 387 million euro improvement in Reported EBITDA for International Carriers & Shared Services between 2012 and 2013 is attributable to i) the favorable impact of changes in the scope of consolidation and other changes of 111 million euros, mainly due to the allocation to the France operating segment of the 110 million euro charge for contributions for non-common risks (particularly unemployment) for Orange civil servants, recognized in 2012 in the International Carriers & Shared Services operating segment, ii) the positive impact of foreign exchange fluctuations of 3 million euros, and ii) organic changes on a comparable basis, a 273 million euro increase in Reported EBITDA.

On a comparable basis, the 273 million euro improvement in International Carriers & Shared Services Reported EBITDA between 2012 and 2013 is largely attributable to:

- the 162 million euro reduction in the cost of the French Part-Time for Seniors plan, at 20 million euros in 2013 compared to 182 million euros in 2012, mainly as a result of the new agreements signed in December 2012 on the employment of senior workers (see Note 5 to the consolidated financial statements);

- the recognition in 2012 of a 116 million euro compensation payment (including registration fees) paid to OTMT for the transfer of the services contract between OTMT and ECMS to Orange (see Notes 2.2 and 4.2 to the consolidated financial statements); and

- the 65 million euro increase in service fees and inter-operator costs, connected to the higher volume of international traffic;

- partially offset by the 84 million euro increase in revenues.

ORANGE / 2014 REGISTRATION DOCUMENT - 214

4.3.3.6.3 Operating income - International Carriers & Shared Services

2014 vs 2013

International Carriers & Shared Services operating income was a negative 1,217 million euros in 2014, down 695 million euros in 2014 on a historical basis and 692 million euros on a comparable basis compared with 2013.

On a historical basis, the 695 million euro deterioration in operating income of International Carriers & Shared Services between 2013 and 2014 was largely attributable to i) the unfavorable impact of changes in the scope of consolidation and other changes for 5 million euros, partly offset by the 2 million euro positive effect of foreign exchange fluctuations, and ii) by organic change on a comparable basis, for a 692 million euro deterioration in operating income.

On a comparable basis, the 692 million euro decrease in operating income of International Carriers & Shared Services between 2013 and 2014 mainly results from the 775 million euro contraction of Reported EBITDA, partly offset by i) the 49 million euro decline in depreciation and amortization, and ii) the 20 million euro improvement in the share of profits (losses) from associates and joint ventures.

2013 vs 2012

International Carriers & Shared Services operating income was a negative 522 million euros in 2013, up by 363 million euros in 2013 on a historical basis and 252 million euros on a comparable basis compared with 2012.

On a historical basis, the 363 million rise in operating income for International Carriers & Shared Services between 2012 and 2013 is attributable to i) the favorable impact of changes in the scope of consolidation and other changes of 108 million euros, mainly due to the allocation to the France operating segment of the 110 million euro charge for contributions for non-common risks (particularly unemployment) for Orange civil servants, recognized in 2012 in the International Carriers & Shared Services operating segment, ii) the positive impact of foreign exchange fluctuations of 3 million euros, and ii) organic changes on a comparable basis, a 252 million euro improvement in operating income.

On a comparable basis, the 252 million euro improvement in operating revenues of International Carriers & Shared Services results mainly from i) the 273 million euros improvement in Reported EBITDA and, ii) partly offset by the recognition of 15 million euros of goodwill impairment in 2013 (no goodwill impairment in 2012).

4.3.3.6.4 CAPEX - International Carriers & Shared Services

2014 vs 2013

International Carriers & Shared Services CAPEX amounted to 287 million euros in 2014, down 6.1% on a historical basis and down 4.9% on a comparable basis compared with 2013.

On a comparable basis, International Carriers & Shared Services CAPEX declined by 14 million euros between 2013 and 2014.

2013 vs 2012

International Carriers & Shared Services CAPEX amounted to 305 million euros in 2013, down 26.4% on a historical basis and down 26.5% on a comparable basis compared with 2012.

On both a historical basis and a comparable basis, the 110 million euro decline in International Carriers & Shared Services CAPEX between 2012 and 2013 is primarily attributable to i) the reduction in investments in customer service platforms, following substantial investments in 2012, ii) the reduction in investment expenses in network property, stores and other, mainly due to the acquisition of buildings in France in 2012, iii) the reduction in IT investment, after the significant efforts made in this area in 2012, and iv) the completion of the LION2 (Lower Indian Ocean Network 2) and the ACE (Africa Coast to Europe) submarine cables in April 2012 and in December 2012 respectively.

4.3.3.6.5 Additional information - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2014	2013 Data on a comparable basis (1)	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis (1)	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (2)	1,814	1,770	1,702	2.5%	6.6%	1,623
International Carriers	1,523	1,497	1,423	1.8%	7.1%	1,382
Shared Services	291	273	279	6.5%	4.3%	241

(1) See Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see the Financial glossary appendix).

4.3.3.7 Additional information on EE activities

In February 2015, Orange and Deutsche Telekom signed agreements to dispose of 100% of the capital of EE, their 50/50 joint venture in the UK (see Section 4.3.1.4 Significant events). At December 31, 2014, EE is considered as a discontinued activity. EE shares are therefore recognized under “Assets held for sale” in the statement of financial position at December 31, 2014, and Orange’s share in EE net income under “Consolidated net income after tax of discontinued operations” in the income statement for all periods presented.

ORANGE / 2014 REGISTRATION DOCUMENT - 215

The data presented below is fully-consolidated EE data in pounds sterling.

EE (at December 31, 100% and in millions of pounds sterling)	2014	2013 Data on a comparable basis	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues	6,327	6,482	6,482	(2.4)%	(2.4)%	6,657
Reported EBITDA	1,030	1,313	1,313	(21.6)%	(21.6)%	1,085
Reported EBITDA/Revenues	16.3%	20.3%	20.3%			16.3%
CAPEX (1)	596	587	583	1.5%	2.2%	606
CAPEX/Revenues	9.4%	9.1%	9.0%			9.1%

(1) Including investments financed through finance leases.

2014 vs 2013

On both a historical basis and a comparable basis, the revenues of EE were down by 2.4% between 2014 and 2013. Excluding the effect of the fall in regulated prices, revenues from mobile services would have been down slightly by 0.2% between the two periods. Between December 31, 2013 and December 31, 2014, the number of contract customers rose by 551,000, a 3.8% year-on-year increase. The proportion of the number of contract customers compared to the total number of customers increased and reached 61% at December 31, 2014, compared to 58% at December 31, 2013. The number of prepaid customers fell by 849,000 clients between the two dates. As these are high-capacity broadband plans, EE counts nearly 7.7 million customers with its 4G plans at December 31, 2014. By the end of 2014, the 4G network covered nearly 84% of the population in the United Kingdom.

On a comparable basis, Reported EBITDA totaled 1,030 million pounds sterling in 2014, down by 21.6% compared to 2013, due to the impact of restructuring costs of indirect distribution. In 2014, EE recognized expenses of 336 million pounds sterling in restructuring costs for the “Phones 4u” partner distribution network following its being placed in receivership.

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In 2014, EE paid out 551 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

2013 vs 2012

On both a historical and a comparable basis, EE’s revenues fell by 2.6% between 2012 and 2013, reflecting the adverse effect of the reduction in regulated prices. Excluding the effect of the fall in regulated prices, the revenues from mobiles services would have been down slightly, 0.5% between the two periods. Between December 31, 2012 and December 31, 2013, the number of contract customers rose by 756,000, a 5.6% year-on-year increase. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 58% at December 31, 2013, compared with 52% at December 31, 2012. The number of prepaid customers fell by 1.8 million year on year. Fourteen months after the launch of high-capacity broadband offers in October 2012, EE had almost 2 million 4G customers at December 31, 2013. By the end of 2013, the 4G network covered nearly 70% of the population in the United Kingdom.

On a comparable basis, Reported EBITDA rose 18.8% year on year to 1,313 million pounds sterling in 2013, despite the impact of restructuring costs.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

In 2013, EE paid out 458 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

EE (at December 31, 100%)	2014	2013 Data on a comparable basis	2013 Data on a historical basis	Chg. (in %) Data on a comparable basis	Chg. (in %) Data on a historical basis	2012 Data on a historical basis
Revenues (1)	6,327	6,482	6,482	(2.4)%	(2.4)%	6,657
Revenues from mobile services (1)	5,619	5,734	5,734	(2.0)%	(2.0)%	5,953
Mobile services
Number of mobile customers (2) (3)	24,476	24,774	24,774	(1.2)%	(1.2)%	26,148
Number of contract customers	14,901	14,350	14,350	3.8%	3.8%	13,594
Number of prepaid customers	9,575	10,424	10,424	(8.1)%	(8.1)%	12,554
Monthly mobile ARPU in the 4th quarter (in pounds sterling)	19.2	19.2	19.2	-	-	18.6
Fixed-line services
Number of fixed-line telephony customers (2)	834	730	730	14.3%	14.3%	698

(1) In millions of pounds sterling.

(2) In thousands. At end of period.

(3) Excluding machine-to-machine customers.

ORANGE / 2014 REGISTRATION DOCUMENT - 216

4.3.4 Cash flow, shareholders’ equity and financial debt

4.3.4.1 Liquidity and cash flows

Simplified consolidated statement of cash flows (1) (at December 31, in millions of euros)	2014	2013 Data on a historical basis	2012 Data on a historical basis
Net cash provided by operating activities	8,802	7,259	10,016
Net cash used in investing activities	(6,352)	(6,044)	(4,710)
Net cash used in financing activities	(154)	(3,537)	(5,072)
Change in cash and cash equivalents	2,296	(2,322)	234
Cash and cash equivalents - Opening balance	5,934	8,321	8,061
Change in cash and cash equivalents	2,296	(2,322)	234
Non-cash change in cash and cash equivalents (2)	(1,472)	(65)	26
Cash and cash equivalents - Closing balance	6,758	5,934	8,321

(1) For more detail, see Consolidated statement of cash flows in the consolidated financial statements.

(2) Of which in 2014, the pledge of monetary instruments in connection with the offer on Jazztel for (1,501) million euros (see Section 4.3.1.4 Significant events).

As part of the Jazztel offer (see Note 2.2 to the consolidated financial statements), the Group pledged 2.9 billion euros in monetary instruments, including 1.4 billion euros of negotiable debt securities and 1.5 billion euros of mutual funds (OPCVM), respectively, initially presented as current financial assets and cash equivalents. This transaction has no effect on the statement of cash flows: The transfer of the OPCVM to non-current financial assets is shown in the non-cash change in cash and cash equivalents for 1.5 billion euros.

At December 31, 2014, the monetary financial securities pledged in connection with the acquisition of Jazztel are presented as non-current financial assets, that is excluding cash equivalents and thus are not included in the net financial debt.

4.3.4.1.1 Net cash provided by operating activities

Net cash provided by operating activities was 8,802 million euros in 2014, versus 7,259 million euros in 2013 and 10,016 million euros in 2012.

The 1,543 million euro growth in the net cash generated by operating activities between 2013 and 2014, as well as the 2,757 million euro fall in net cash provided by operating activities from 2012 to 2013 is attributable mainly to the settlement in 2013 of the tax litigation relating to the 2005 financial year in the amount of 2,146 million euros (see Note 12 to the consolidated financial statements).

In 2014, the net cash flow generated by the operating activity included an amount of 336 million euros linked to the receipt of dividends paid by EE (270 million euros in 2013 and 450 million euros in 2012, see Note 9 to the consolidated financial statements).

2014 vs 2013

Change in net cash provided by operating activities - 2014 vs 2013 (in millions of euros)	Financial years ended December 31
Net cash provided by operating activities in 2013	7,259
Increase (decrease) in Reported EBITDA	(1,123)
Change in working capital requirement (1)	(126)
Decrease (increase) in interest paid and interest rates effects on derivatives, net (net of dividends received)	203
Decrease (increase) in income tax paid	383
Tax litigation related to financial year 2005 (2)	2,146
Other (3)	60
“Part-Time for Seniors” (TPS) plan in France (4)	162
Other	(102)
Net cash provided by operating activities in 2014	8,802

(1) See the Financial glossary appendix.

(2) See Note 12 to the consolidated financial statements.

(3) Other (mainly change in the elimination of non-monetary effects included in Reported EBITDA).

(4) See Note 5 to the consolidated financial statements.

ORANGE / 2014 REGISTRATION DOCUMENT - 217

2013 vs 2012

Change in net cash provided by operating activities - 2013 vs 2012 (in millions of euros)	Financial years ended December 31
Net cash provided by operating activities in 2012	10,016
Increase (decrease) in Reported EBITDA	(260)
Change in working capital requirement	510
Settlement of the dispute between DPTG and Orange Polska in Poland (1)	550
Other	(40)
Decrease (increase) in interest paid and interest rates effects on derivatives, net (net of dividends received)	(196)
Decrease (increase) in income tax paid	4
Tax litigation related to financial year 2005 (2)	(2,146)
Other (3)	(669)
“Part-Time for Seniors” (TPS) plan in France (4)	(1,188)
Other	519
Net cash provided by operating activities in 2013	7,259

(1) See Consolidated statement of cash flows in the consolidated financial statements.

(2) See Note 12 to the consolidated financial statements.

(3) Other (mainly change in the elimination of non-monetary effects included in Reported EBITDA).

(4) See Note 5 to the consolidated financial statements.

4.3.4.1.2 Net cash used in investing activities

The net cash used in investing activities amounted to a negative 6,352 million euros in 2014 as against a negative 6,044 million euros in 2013, and a negative 4,710 million euros in 2012.

Acquisitions and proceeds from sales of property, plant and equipment and intangible assets

Acquisitions and proceeds from sales of property, plant and equipment and intangible assets	2014	2013	2012
(net of the change in fixed assets payables) (at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Acquisitions of property, plant and equipment and intangible assets (1)	(6,111)	(6,117)	(6,763)
CAPEX	(5,636)	(5,631)	(5,818)
Telecommunication licenses	(475)	(486)	(945)
Increase (decrease) in fixed assets payables	98	22	(229)
Proceeds from sales of property, plant and equipment and intangible assets	74	98	148
Total Group	(5,939)	(5,997)	(6,844)

(1) Capital expenditures on tangible and intangible assets financed through finance leases have no effect on cash flows when acquired (see Section 4.3.2.5 Group capital expenditures, Segment Information, in the consolidated financial statements and Note 7 to the consolidated financial statements).

Acquisitions and proceeds from sales of investment securities

Acquisitions and proceeds from sales of investment securities	2014	2013	2012
(net of cash acquired or transferred) (1) (at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(55)	(89)	(118)
Acquisition of 50.9% of Dailymotion	-	(57)	-
Acquisition of 100% of Simyo	-	-	(48)
Other acquisitions	(55)	(32)	(70)
Proceeds from sales of investment securities (net of cash transferred)	1,076	76	1,410
Proceeds from the disposal of 100% of Orange Dominicana (2)	771	-	-
Proceeds from the disposal of 20% of Sonaecom (3)	105	-	-
Proceeds from the disposal of 100% of Wirtualna Polska	89	-	-
Proceeds from the disposal of 100% of Orange Austria	10	63	-
Proceeds from the disposal of 100% of Orange Suisse	-	-	1,386
Other proceeds from sales	101	13	24
Total Group	1,021	(13)	1,292

(1) See Note 2.2 to the consolidated financial statements.

(2) See Section 4.3.1.4 Significant events.

(3) Proceeds from disposal of the investment in Sonaecom received August 2014, pursuant to the sale agreement signed in September 2013.

ORANGE / 2014 REGISTRATION DOCUMENT - 218

Other changes in securities and other financial assets

Other decreases (increases) in investments and other financial assets	2014	2013	2012
(at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Investments at fair value (excluding cash equivalents)	(33)	(39)	591
Purchase of monetary financial securities in connection with the offer relating to Jazztel (1)	(1,400)	-	-
Redemption of the loan granted to EE (2)	-	-	222
Other	(1)	5	29
Total Group	(1,434)	(34)	842

(1) See Note 2.2 to the consolidated financial statements.

(2) Redemption of the balance of the loan granted by the Group to EE on April 1, 2010.

4.3.4.1.3 Net cash used in financing activities

The net cash used in financing activities was a negative 154 million euros in 2014, versus a negative 3,537 million euros in 2013 and a negative 5,072 million euros in 2012.

Between 2013 and 2014, the change in net cash used in financing activities was mainly attributable to i) the issuance of 5,715 million euros in 2014 of perpetual subordinated notes (instruments recognized in equity, see Note 13.4 to the consolidated financial statements), net of premiums and fees, ii) partly offset by long-term debt redemptions and issuances in the amount of 2,849 million euros.

Net cash used in financing activities	2014	2013	2012
(at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Change in long-term debt issuances (1)	(3,641)	(792)	(370)
Long-term debt issuances	1,460	3,209	2,769
Long-term debt redemptions and repayments	(5,101)	(4,001)	(3,139)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	(892)	(151)	1,001
Decrease (increase) of deposits and other debt-linked financial assets (1)	602	(751)	(178)
Exchange rates effects on derivatives, net	91	(135)	271
Perpetual subordinated notes issuance (net of premiums and fees) (2)	5,715	-	-
Disposals (purchases) of treasury shares (2)	125	(24)	(94)
Employee shareholding plan (Cap’Orange)	70	-	-
Other disposals (purchases)	55	(24)	(94)
Changes in ownership interests with no gain or loss of control	(14)	(11)	(1,489)
Acquisition of 57.6% of ECMS in Egypt (3)	-	-	(1,489)
Other changes	(14)	(11)	-
Changes in capital (2)	-	-	2
Dividends paid (2)	(2,140)	(1,673)	(4,215)
Dividends paid to owners of the parent (2) (4)	(1,846)	(1,314)	(3,632)
Dividends paid to non-controlling interests	(294)	(359)	(583)
Total Group	(154)	(3,537)	(5,072)

(1) See Note 10 to the consolidated financial statements.

(2) See Note 13 to the consolidated financial statements.

(3) See Note 2.2 to the consolidated financial statements.

(4) See Section 4.3.4.2 Shareholders’ Equity.

The management of covenants is described in Note 11.4 to the consolidated financial statements.

4.3.4.2 Shareholders’ Equity

At December 31, 2014, the French State held 25.04% of the share capital of Orange SA, directly or jointly with Bpifrance Participations (see Note 13 to the consolidated financial statements). In October 2014, Bpifrance Participations sold 1.90% of the share capital of Orange SA.

The payment of dividends by Orange took place as follows (see Note 13.3 to the consolidated financial statements):

- in 2014, payment of i) the balance of the dividend of 0.50 euros per share for the 2013 financial year, and ii) of the interim dividend of 0.20 euros per share for the 2014 financial year;

- in 2013, payment of i) the balance of the dividend of 0.20 euros per share in respect of the 2012 financial year, and ii) of the interim dividend of 0.30 euros per share in respect of the 2013 financial year;

- in 2012, payment of i) the balance of the dividend of 0.80 euros per share for the 2011 financial year, and ii) of the interim dividend of 0.58 euros per share for the 2012 financial year.

The issuance of perpetual subordinated notes is described in Note 13.4 to the consolidated financial statements. The redemption of these securities, issued in 2014, will take place starting in 2015, unless Orange exercises its right to defer payments.

Capital management is described in Note 11.7 to the consolidated financial statements. Changes in equity are described in the Consolidated statement of changes in shareholders’ equity in the consolidated financial statements, as well as in Note 13 to the consolidated financial statements.

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4.3.4.3 Financial debt, management of financial debt and liquidity position

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.4.3 Financial risks of the 2014 Registration Document.

4.3.4.3.1 Financial debt

The Orange Group’s net financial debt (see the Financial glossary appendix and Note 10 to the consolidated financial statements) amounted to 26,090 million euros at December 31, 2014, compared with 30,726 million euros at December 31, 2013 and 30,545 million euros at December 31, 2012. At December 31, 2014, net financial debt was thus down 4,636 million euros compared with December 31, 2013.

Change in net financial debt

2014 vs. 2013

Change in net financial debt - 2014 vs. 2013 (at December 31, in millions of euros)
Net financial debt at December 31, 2013	30,726
Reported EBITDA	(11,112)
CAPEX	(5,636)
Decrease (increase) in amounts due to CAPEX suppliers	83
Telecommunication licenses paid	294
Proceeds from sales of property, plant and equipment and intangible assets	(74)
Increase (decrease) in working capital requirement (1)	236
Interest paid and interest rates effects on derivatives, net (net of dividends received)	1,363
Income tax paid	758
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	(1,007)
Disposals (purchases) of treasury shares	(125)
Perpetual subordinated notes issuance (net of premiums and fees) (2)	(5,715)
Pledge of monetary instruments in connection with the offer on Jazztel (3)	2,901
Dividends paid to owners of the parent (4)	1,846
Dividends paid to non-controlling interests	294
Other items (5)	(14)
Net financial debt at December 31, 2014	26,090

(1) See the Financial glossary appendix.

(2) Instruments recognized in equity (see Note 13.4 to the consolidated financial statements).

(3) See Note 2.2 to the consolidated financial statements.

(4) See Section 4.3.4.2 Shareholders’ Equity.

(5) Including elimination of non-monetary effects included in Reported EBITDA.

2013 vs. 2012

Change in net financial debt - 2013 vs. 2012 (at December 31, in millions of euros)
Net financial debt at December 31, 2012	30,545
Reported EBITDA	(12,235)
CAPEX	5,631
Decrease (increase) in amounts due to CAPEX suppliers	15
Telecommunication licenses paid	449
Proceeds from sales of property, plant and equipment and intangible assets	(98)
Increase (decrease) in working capital requirement	110
Interest paid and interest rates effects on derivatives, net (net of dividends received)	1,566
Income tax paid	1,141
Tax litigation related to financial year 2005 (1)	2,146
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	24
Disposals (purchases) of treasury shares	24
Dividends paid to owners of the parent (2)	1,314
Dividends paid to non-controlling interests	359
Other items (3)	(265)
Net financial debt at December 31, 2013	30,726

(1) See Consolidated statement of cash flows in the consolidated financial statements and Note 12 to the consolidated financial statements.

(2) See Section 4.3.4.2 Shareholders’ Equity.

(3) Including elimination of non-monetary effects included in Reported EBITDA.

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Financial debt indicators

Financial debt	2014	2013	2012
(at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Net financial debt	26,090	30,726	30,545
Average maturity of net financial debt (1)	10 years	9 years	9 years
Average gross financial debt outstanding over the period (2)	34,784	36,209	37,544
Fixed average weighted bond coupon at December 31 (3)	4.82%	4.83%	5.25%

(1) Excluding perpetual bonds redeemable for shares (TDIRAs).

(2) Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3) Source: Bloomberg.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

4.3.4.3.2 Management of financial debt and liquidity position

Financial assets, liabilities and finance costs-net are described in Notes 10 and 11 to the consolidated financial statements, along with information on market risk and the fair value of financial assets and liabilities.

As part of its active approach to managing its balance sheet, the Group completed a bond issue for 1.6 billion dollars in January 2014, the proceeds of which were mainly used for the early redemption of a 1.215 billion dollar bond maturing in July 2014 (see Note 10 to the consolidated financial statements).

In February 2014, the Group issued perpetual subordinated notes for approximately 2.7 billion euros allowing it to strengthen the structure of its balance sheet.

Finally, as part of its public tender offer on the carrier Jazztel in Spain (see Section 4.3.1.4 Significant events), in October 2014 the Group issued the equivalent of 3.0 billion euros of perpetual subordinated notes. The proceeds mainly went to finance a pledge of monetary instruments, in the amount of 2.9 billion euros, required to underwrite the Jazztel offer.

The issuance of perpetual subordinated notes is described in Note 13.4 to the consolidated financial statements.

At December 31, 2014, the Group’s cash and cash equivalents totaled 6,758 million euros. At December 31, 2014, Orange’s liquidity position (excluding monetary instruments in connection with the Jazztel acquisition) is greater than the redemption payments on the financial debt in 2015. The Group’s liquidity position stood at 13,229 million euros at December 31, 2014 (see Note 11.3 to the consolidated financial statements).

4.3.4.3.3 Exposure to market risks and financial instruments

In the course of its manufacturing and commercial activities, Orange is exposed to market risks arising from the management of its interest costs, operating expenses in foreign currencies, and the value of certain asset items denominated in foreign currencies, such as equity stakes in foreign companies. Based on an analysis of its general exposure to risks, mainly linked to interest rate fluctuations and foreign exchange prices, Orange uses various financial instruments within the limits set by the Treasury and Financing Committee. It is the policy of the Orange Group not to use derivatives for speculative purposes. For further information on risks relating to financial markets, see Section 2.4.3 Financial risks of the 2014 Registration Document.

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk as well as equity market risk is described in Note 11 to the consolidated financial statements.

For further information on risks relating to financial markets, see Section 2.4.3 Financial risks of the 2014 Registration Document.

4.3.4.3.4 Debt rating

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for

ORANGE / 2014 REGISTRATION DOCUMENT - 221

an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or on access to liquidity.

In addition, a change in Orange’s debt rating will, for some current financing, trigger step-up (1) clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of those loans (see Note 11.3 to the consolidated financial statements).

Regarding the changes in Orange’s debt ratings in 2014:

- on January 14, 2014, Moody’s downgraded Orange’s long-term rating from A3 to Baa1, and adjusted its outlook from Negative to Stable, while confirming its P2 short-term rating;

- on January 20, 2014, Standard & Poor’s revised its outlook on Orange’s long-term debt from Stable to Negative, while confirming its BBB+ rating for long-term debt, and A2 for short-term debt.

At December 31, 2014, Orange’s ratings were as follows:

Orange’s rating at December 31, 2014

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Negative	Stable
Short-term debt	A2	P2	F2

For further information on risks related to the financial markets and a history of the Company’s ratings, see Section 2.4.3 Financial risks of the 2014 Registration Document.

4.3.5 Additional information

4.3.5.1 Transition from data on a historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis better reflect organic business changes. Data on a comparable basis represents an additional comparison tool and is not intended to replace data on a historical basis for the year ended or the previous periods.

4.3.5.1.1 Transition from data on a historical basis to data on a comparable basis for the 2013 financial year

The data on a comparable basis for 2013 are comparable in terms of method, scope and exchange rates to the data for 2014.

Group

The following table presents, for the Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2013 financial year for the key operating data.

(1) Step-up (clause): upward price adjustment clause of the interest payments on a loan, should Orange’s long-term credit rating decline, pursuant to contractually-defined rules. The price adjustment clause can also stipulate a downward revision in interest payments if Orange’s credit rating improves, and the interest rate can drop below the initial rate of the loan.

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Year ended December 31, 2013

2013/Group (at December 31, 2013, in millions of euros)	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
Data on a historical basis	40,981	12,235	5,333	5,631	159,515
Foreign exchange fluctuations (1)	(99)	(12)	5	(12)	-
Egyptian Pound (EGP)	(34)	(9)	2	(6)	-
Moldovan leu (MDL)	(15)	(8)	(5)	(2)	-
Russian ruble (RUB)	(14)	-	-	(1)	-
Other	(36)	5	8	(3)	-
Changes in the scope of consolidation and other changes	(413)	(203)	(124)	(56)	(1,935)
Disposal of Orange Dominicana	(329)	(120)	(56)	(49)	(1,078)
Disposal of Wirtualna Polska	(32)	(9)	(6)	(3)	(341)
Disposal of Etrali Trading Solutions	(31)	(5)	(2)	(1)	(179)
Disposal of Orange Uganda	(5)	3	32	(2)	(58)
Net gain from the disposal of Orange Austria	-	(73)	(73)	-	-
Disposal of Sonaecom	-	-	(15)	-	-
Other	(16)	1	(4)	(1)	(279)
Data on a comparable basis	40,469	12,020	5,214	5,563	157,580

(1) Foreign exchange fluctuations between the average exchange rates for the 2013 financial year and average rates for the 2014 financial year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2013 financial year primarily include:

- the changes in the scope of consolidation (see Note 2.2 to the consolidated financial statements), with mainly:

- the disposal of Orange Dominicana (reported segment Rest of the World) on April 9, 2014, (see Section 4.3.1.4 Significant events), taking effect on April 1, 2013 in data on a comparable basis,

- the disposal of Wirtualna Polska (Poland operating segment) on February 13, 2014, taking effect on February 1, 2013 in data on a comparable basis,

- the disposal of Etrali Trading Solutions (Enterprise operating segment) on May 31, 2013, taking effect on January 1, 2013 in data on a comparable basis,

- the disposal of Orange Uganda (reported segment Rest of the World) on November 11, 2014, (see Section 4.3.1.4 Significant events), taking effect on November 1, 2013 in data on a comparable basis,

- the disposal of Orange Austria (operating segment Rest of the World) on January 3, 2013, taking effect on January 1, 2013 in data on a comparable basis; It thus results that the gains (losses) on the disposal of Orange Austria are eliminated in data on a comparable basis, and

- the disposal of Sonaecom (operating segment International Operators & Shared Services) on September 3, 2013, taking effect on January 1, 2013 in data on a comparable basis; and

- the foreign exchange fluctuations between the average exchange rates for the 2013 financial year and the rates for the 2014 financial year.

Consolidated operating segments

The following table presents, for each of the consolidated operating segments of the Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2013 financial year for the key operating data.

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2013/Operating segments (at December 31, 2013, in millions of euros)	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	20,018	6,760	4,201	2,833	74,267
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	(10)	(14)	(14)	4	(205)
Data on a comparable basis	20,008	6,746	4,187	2,837	74,062
Spain
Data on a historical basis	4,052	1,038	460	562	3,842
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	1	-	-	-
Data on a comparable basis	4,052	1,039	460	562	3,842
Poland
Data on a historical basis	3,079	937	201	457	21,214
Foreign exchange fluctuations (1)	9	3	1	1	-
Changes in the scope of consolidation and other changes	(33)	(11)	(8)	(3)	(392)
Disposal of Wirtualna Polska	(32)	(9)	(6)	(3)	(341)
Other changes (2)	(1)	(2)	(2)	-	(51)
Data on a comparable basis	3,055	929	194	455	20,822
Rest of the World
Data on a historical basis	7,792	2,511	351	1,163	26,147
Foreign exchange fluctuations (1)	(83)	(27)	(7)	(12)	-
Changes in the scope of consolidation and other changes	(341)	(190)	(99)	(51)	(1,409)
Disposal of Orange Dominicana	(333)	(120)	(56)	(49)	(1,078)
Disposal of Orange Uganda	(6)	3	32	(2)	(58)
Net gain from the disposal of Orange Austria	-	(73)	(73)	-	-
Other changes (2)	(2)	-	(2)	-	(273)
Data on a comparable basis	7,368	2,294	245	1,100	24,738
Enterprise
Data on a historical basis	6,513	1,004	642	311	20,859
Foreign exchange fluctuations (1)	(28)	10	10	(2)	-
Changes in the scope of consolidation and other changes	(37)	2	1	(1)	147
Disposal of Etrali Trading Solutions	(32)	(5)	(2)	(1)	(179)
Other changes (2)	(5)	7	3	-	326
Data on a comparable basis	6,448	1,016	653	308	21,006
International Carriers & Shared Services
Data on a historical basis	1,702	(15)	(522)	305	13,186
Foreign exchange fluctuations (1)	1	2	2	-	-
Changes in the scope of consolidation and other changes	67	9	(5)	(4)	(76)
Disposal of Sonaecom	-	-	(15)	-	-
Other changes in the scope of consolidation	(6)	2	2	-	(34)
Other changes (2)	73	7	8	(4)	(42)
Data on a comparable basis	1,770	(4)	(525)	301	13,110

(1) Foreign exchange fluctuations between the average exchange rates for the 2013 financial year and average rates for the 2014 financial year.

(2) Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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4.3.5.1.2 Transition from data on a historical basis to data on a comparable basis for the 2012 financial year

The data on a comparable basis for 2012 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2013.

Group

The following table presents, for the Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2012 financial year for the key operating data.

2012/Group( at December 31, 2012, in millions of euros)	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
Data on a historical basis	43,515	12,495	4,180	5,818	163,545
Foreign exchange fluctuations (1)	(356)	(70)	103	(61)	-
Egyptian Pound (EGP)	(192)	(60)	66	(39)	-
Dominican peso (DOP)	(40)	(14)	(8)	(6)	-
US dollar (USD)	(35)	(10)	(7)	(4)	-
Jordanian dinar (JOD)	(14)	(5)	(3)	(1)	-
Botswana pula (BWP)	(12)	(5)	(3)	(2)	-
Moldovan leu (MDL)	(10)	(5)	(3)	(2)	-
Polish zloty (PLN)	(10)	(3)	20	(2)	-
Other	(43)	32	41	(5)	-
Changes in the scope of consolidation and other changes	(229)	(136)	(110)	(13)	(5)
Disposal of Orange Suisse	(161)	(137)	(136)	(14)	(194)
Disposal of Etrali Trading Solutions	(57)	(3)	-	(2)	(251)
Disposal of Cityvox	(1)	-	26	-	(26)
Other	(10)	4	-	3	466
Data on a comparable basis	42,930	12,289	4,173	5,744	163,540

(1) Foreign exchange fluctuations between the average exchange rates for the 2012 financial year and average rates for the 2013 financial year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2012 financial year primarily include:

- the changes in the scope of consolidation (see Note 2.2 to the consolidated financial statements), with mainly:

- the disposal of Orange Suisse (Rest of the World reported segment) on February 29, 2012, taking effect on January 1, 2012 in data on a comparable basis,

- the disposal of Etrali Trading Solutions (Enterprise operating segment) on May 31, 2013, taking effect on June 1, 2012 in data on a comparable basis, and

- the disposal of Cityvox (France operating segment) on March 13, 2013, effective on March 1, 2012 in data on a comparable basis; and

- the foreign exchange fluctuations between the average exchange rates for the 2012 financial year and for the 2013 financial year.

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Consolidated operating segments

The following table presents, for each consolidated operating segment of the Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2012 financial year for the key operating data.

2012/Operating segments (at December 31, 2012, in millions of euros)	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	21,431	6,763	4,306	2,712	76,753
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(6)	(95)	(68)	-	(69)
Disposal of Cityvox	(1)	-	26	-	(26)
Other changes in the scope of consolidation	(5)	1	2	-	(43)
Other changes (2)	-	(96)	(96)	-	-
Data on a comparable basis	21,425	6,668	4,238	2,712	76,684
Spain
Data on a historical basis	4,027	951	169	473	3,406
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	4,027	951	169	473	3,406
Poland
Data on a historical basis	3,381	1,156	(505)	558	22,700
Foreign exchange fluctuations (1)	(10)	(4)	20	(2)	-
Changes in the scope of consolidation and other changes (2)	(2)	3	-	2	396
Data on a comparable basis	3,369	1,155	(485)	558	23,096
Rest of the World
Data on a historical basis	8,281	2,893	332	1,308	26,013
Foreign exchange fluctuation (1)	(290)	(93)	56	(56)	-
Changes in the scope of consolidation and other changes	(162)	(136)	(135)	(14)	(58)
Disposal of Orange Suisse	(168)	(136)	(135)	(14)	(194)
Other changes (2)	6	-	-	-	136
Data on a comparable basis	7,829	2,664	253	1,238	25,955
Enterprise
Data on a historical basis	7,001	1,134	763	352	21,387
Foreign exchange fluctuations (1)	(56)	23	24	(3)	-
Changes in the scope of consolidation and other changes	(64)	(18)	(15)	(2)	(269)
Disposal of Etrali Trading Solutions	(57)	(3)	-	(2)	(251)
Other changes (2)	(7)	(15)	(15)	-	(18)
Data on a comparable basis	6,881	1,139	772	347	21,118
International Carriers & Shared Services
Data on a historical basis	1,623	(402)	(885)	415	13,286
Foreign exchange fluctuations (1)	(2)	3	3	-	-
Changes in the scope of consolidation and other changes	(3)	111	108	1	(5)
Changes in scope of consolidation	(3)	1	(2)	1	(5)
Other changes (2)	-	110	110	-	-
Data on a comparable basis	1,618	(288)	(774)	416	13,281

(1) Foreign exchange fluctuations between the average exchange rates for the 2012 financial year and average rates for the 2013 financial year.

(2) Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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4.3.5.2 Unrecognized contractual commitments

Unrecognized contractual commitments are described in Note 14 to the consolidated financial statements.

4.3.5.3 Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

Reported EBITDA and restated EBITDA

Reported EBITDA

Reported EBITDA is the operating income before amortization and depreciation, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. Orange’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is included in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows Orange to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income after tax as presented in the Consolidated income statement in the consolidated financial statements is shown below.

	2014	2013	2012
(at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Revenues	39,445	40,981	43,515
External purchases	(17,251)	(17,965)	(19,100)
Other operating income	674	687	900
Other operating expense	(856)	(508)	(721)
Labor Expenses	(9,066)	(9,019)	(10,363)
Operating taxes and levies	(1,795)	(1,717)	(1,857)
Gains (losses) on disposal	430	119	158
Restructuring costs and similar items	(469)	(343)	(37)
Reported EBITDA	11,112	12,235	12,495
Depreciation and amortization	(6,038)	(6,052)	(6,329)
Impairment of goodwill	(229)	(512)	(1,732)
Impairment of fixed assets	(59)	(124)	(109)
Share of profits (losses) of associates and joint ventures	(215)	(214)	(145)
Operating income	4,571	5,333	4,180
Finance costs, net	(1,638)	(1,750)	(1,728)
Income tax	(1,573)	(1,405)	(1,231)
Consolidated net income after tax of continuing operations	1,360	2,178	1,221
Consolidated net income after tax of discontinued operations	(135)	(45)	(117)
Consolidated net income after tax	1,225	2,133	1,104
Net income attributable to owners of the parent	925	1,873	820
Non-controlling interests	300	260	284

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

- in 2014, in the negative amount of 1,077 million euros:

- a 565 million euro charge for labor expenses for i) the “Part-Time for Seniors” (TPS) plan in France for 358 million euros, following the agreements on the employment of senior workers signed in November 2009 and December 2012, ii) bonuses and other expenses related to the “Part-Time for Seniors” (TPS) plan in France for 135 million euros, and iii) the Cap’Orange Employee Share Offering to strengthen employee shareholdings in the Group for 72 million euros (see Note 5 to the consolidated financial statements),

- a net expense of 431 million euros on various legal disputes, including the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom ending a series of litigations (see Notes 4.2 and 15 to the consolidated financial statements),

- restructuring expenses relating primarily to the optimization of real estate, the streamlining of distribution networks, the restructuring

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of content, the adaptation of the workforce (see Note 4.3 to the consolidated financial statements) in the amount of 438 million euros;

- a 280 million euro gain on disposal from the disposal of Orange Dominicana (see Section 4.3.1.4 Significant events),

- a 71 million euro gain on disposal from the disposal of Wirtualna Polska in Poland,

- a 41 million euro gain on disposal from the disposal of the investment in Bull in France, and

- a 35 million euro loss on disposal from the disposal of Orange Uganda and the loss of control of Telkom Kenya in East Africa (see Section 4.3.1.4 Significant events);

- in 2013, for a total negative amount of 414 million euros in data on a historical basis:

- restructuring expenses relating primarily to the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 299 million euros,

- 156 million euros in labor expenses, primarily for the “Part-Time for Seniors” (TPS) plan in France in a total amount of 127 million euros following the agreements on the employment of senior workers signed in November 2009 and December 2012 (see Note 5 to the consolidated financial statements),

- a gain on disposal of 73 million euros on a historical basis from the disposal of Orange Austria (see Note 2.2 to the consolidated financial statements), and

- a net expense of 33 million euros on various legal disputes; and

- in 2012, for a total negative amount of 1,289 million euros on a historical basis:

- 1,293 million euros in labor expenses, primarily for the “Part-Time for Seniors” (TPS) plan in France in a total amount of 1,245 million euros following the agreements on the employment of senior workers signed in November 2009 and December 2012 (see Note 5 to the consolidated financial statements),

- a 116 million euro expense (including registration fees) relating to the 110 million euros in compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS (see Notes 2.2 and 4.2 to the consolidated financial statements),

- a gain on disposal of 92 million euros on a historical basis from the disposal of Orange Suisse (see Note 2.2 to the consolidated financial statements), and

- a net gain of 27 million euros on various legal disputes.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

	2014	2013	2012
(at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
Reported EBITDA (a)	11,112	12,235	12,495
Expense for the “Part-Time for Seniors” (TPS) plan in France and other labor-related items	(565)	(156)	(1,293)
Compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS	-	-	(116)
Net income (net expense) on various legal disputes	(431)	(33)	27
Net gain from the disposal of Orange Dominicana	280	-	-
Net gain from the disposal of Wirtualna Polska	71	-	-
Net gain from the disposal of Bull securities	41	-	-
Review of the East Africa equities portfolio	(35)	-	92
Net gain from the disposal of Orange Austria	-	73	-
Restructuring costs relating primarily to real estate, distribution networks, content and labor	(438)	(299)	-
Total restated items (b)	(1,077)	(414)	(1,289)
Restated EBITDA (a-b)	12,190	12,649	13,785

Restated EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases, hereinafter referred to as “CAPEX” represent the acquisitions of property, plant and equipment and intangible assets excluding changes in fixed asset payables and excluding telecommunication licenses as presented in the Consolidated statement of cash flows (capital expenditures on tangible and intangible assets financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables as presented in the Consolidated statement of cash flows, and ii) capital expenditures on tangible and intangible assets as presented in Segment information in the consolidated financial statements.

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	2014	2013	2012
(at December 31, in millions of euros)		Data on a historical basis	Data on a historical basis
CAPEX	(5,636)	(5,631)	(5,818)
Telecommunication licenses	(475)	(486)	(945)
Acquisitions of property, plant and equipment and intangible assets (1)	(6,111)	(6,117)	(6,763)
Investments financed through finance leases	(87)	(95)	(47)
Investments in property, plant and equipment and intangible assets	(6,198)	(6,212)	(6,810)

(1) Excluding change in the fixed asset payables.

Orange Group management uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX lets investors track investment expenses linked to the business activity of Orange. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by Orange, may not be comparable to similarly titled indicators used by other companies.

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4.4 Recent events

Significant events occurring between the balance sheet date and February 16, 2015, the date on which the 2014 financial statements were approved by the Board of Directors, are described in Note 16 Subsequent events to the consolidated financial statements (Section 4.1). In addition:

- On February 26, 2015, the General Court of the European Union (GCEU) rejected Orange’s appeal against the European Commission’s ruling of December 20, 2011 which required France to align its calculation of social security contributions paid by Orange in respect of staff classed as civil servants of the French state with those of its competitors, including where these related to “non-common” risks (see Note 15 Litigation to the consolidated financial statements). This ruling has no impact on Orange’s financial situation as the calculation had already been amended as from 2012 by the Law of August 16, 2012, brought in following the Commission’s initial ruling. Orange is nevertheless considering an appeal to the European Court of Justice.

- Under an agreement signed on February 22, 2015, Orange bought on March 12, 2015, all the shares and voting rights held directly and indirectly by Orascom Telecom Media and Technology S.A.E. (OTMT) in Egyptian operator ECMS (Mobinil) for 209.6 million euros. This transaction includes OTMT’s 5% direct stake in ECMS for 280.7 Egyptian pounds per share and the 28.75% voting rights held by MT Télécom (MTT), ECMS’s holding company which is wholly owned by Orange, for 45.8 million euros. Orange completed the acquisition by exercising its call option under the shareholders’ agreement of April 2012 (see Note 2.2 to the consolidated financial statements). The transaction allows Orange to increase its stake in ECMS from 94% to 99%.

- On March 10, 2015, Orange received the expected statement of objections under the investigation into the Company’s practices in the fixed and mobile enterprise markets by the Competition Authority. The statement of objections levied four grounds for complaints against Orange: one for discrimination in the wholesale fixed-line market, two regarding loyalty practices in the mobile enterprise market and one for exclusive discounts in the enterprise data market. The Competition Authority’s final decision is expected at the end of 2015 at the earliest.

- On March 16, 2015 the Paris Commercial Court required Orange to pay 8 million euros to Outremer Telecom to remedy damages sustained as a result of Orange’s practices in the mobile and fixed-to-mobile markets in the French Caribbean and French Guyana which had been ruled anti-competitive by the Competition Authority (see Note 15 Litigation to the consolidated financial statements). Outremer Telecom was claiming 75 million euros in damages. Orange is considering an appeal to the Paris Court of Appeal.

- Having announced on December 4, 2014 its decision to extend its investigation into Orange’s proposed friendly takeover of Jazztel (see Note 2.2. Main changes in scope of consolidation to the consolidated financial statements), on February 26, 2015 the European Commission notified Orange of a number of objections to the deal, to which Orange responded on March 6, 2015. The European Commission continues its investigation. Allowing for suspensions of proceedings, the final ruling is likely to be delivered in May 2015.

- On March 29, 2015, the Egyptian arbitral tribunal hearing the case having opposed Telecom Egypt (TE) and ECMS (Mobinil) since 2009 about the performance of their interconnection agreement, issued its award setting the different claims for compensation by both parties. The tribunal rejected all the claims made by TE amounting to 10.6 billion Egyptian pounds (1.2 billion euros) and upheld the principle of compensation in favor of Mobinil resulting from TE’s bad performance under the leased-lines agreement and unequal treatment with other operators, while leaving to an expert the determination of the amount of damages to be paid to Orange’s subsidiary. Mobinil’s claims amount to 407 million Egyptian pounds (47 million euros).

4.5 Outlook

For the 2015 financial year Orange anticipates a restated EBITDA (see Section 4.3.5.3 Financial aggregates not defined by IFRS and the Financial glossary appendix) somewhere between 11.9 and 12.1 billion euros. This objective will be supported by the continuation of cost structure efforts.

With regards to the Group’s financial policy:

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- the Group has already announced its transactions on the EE joint venture and Jazztel (see Section 4.3.1.4 Significant events). Concerning its policy for development and management of its activities, it will pursue a selective policy concentrating on the markets in which it is already present.

With respect to the financial objectives of the 2020 Strategic Plan, see section 2.3 Orange’s group strategy.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.4 Risk factors of the 2014 Registration Document. See also the indication provided under the heading Forward-looking statements in the beginning of the 2014 Registration Document.

4.6 Dividend distribution policy

Orange paid a dividend of 0.80 euros per share in respect of the 2013 financial year.

A dividend of 0.60 euros per share in respect of 2014 will be proposed to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. In view of the payment on December 9, 2014 of an interim dividend of 0.20 euros decided by the Board of Directors, the balance of the dividend will be, subject to shareholder approval, 0.40 euros per share and will be paid in cash on June 10, 2015. The ex-dividend date will be June 8, 2015 and the record date will be June 9, 2015.

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In respect of 2015, the Board of Directors resolved, at its meeting of February 16, 2015, to recommend to the Shareholders’ Meeting the payment of a dividend of 0.60 euros per share. The Board considers that this amount strikes a balance between the Group’s cash generation, the need to preserve the soundness of its balance sheet and the desire to offer an attractive return to shareholders.

The Board also announced that it intends to pay another interim dividend in 2015. This interim dividend will be 0.20 euros per share and paid in December 2015.

Over the period 2015-2018, the Group’s objective is to maintain a minimum dividend of 60 euro-cents per year without excluding the possibility of an increase depending on restated EBITDA performance.

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5.1 Composition of management and supervisory bodies

5.1.1 Board of Directors

As of March 11, 2015, the date on which the Board of Directors approved the Chairman’s Report on Corporate Governance and internal control, the Board comprised 15 members: the Chairman, seven independent directors, three directors representing the public sector, three directors elected by the employees and one director representing employee shareholders.

Chairman and Chief Executive Officer

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	Following the 2018 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meeting of May 27, 2014.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange since March 1, 2011. He joined the Orange Group in September 2009 and has successively occupied the positions of Deputy CEO in charge of French Operations, CEO Delegate, and CEO. Between 1992 and 2003, Stéphane Richard was successively deputy to the CFO of Compagnie Générale des Eaux, Chief Executive Officer of Compagnie Immobilière Phénix, and Chairman of CGIS (Compagnie Générale d’Immobilier et de Services), now Nexity. From 2003 to 2007, he was Deputy CEO of Veolia Environnement and CEO of Veolia Transport, as well as being a director of Orange. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry, and Employment. He is a graduate of École des Hautes Études Commerciales (HEC) and École Nationale d’Administration. He is a French national.

Independent Directors

	Date first appointed	Term ending
Bernard Dufau	February 25, 2003 (1)	Following the 2015 Shareholders’ Meeting
José-Luis Durán	February 5, 2008 (2)	Following the 2016 Shareholders’ Meeting
Charles-Henri Filippi	February 5, 2008 (2)	Following the 2016 Shareholders’ Meeting
Claudie Haigneré	May 21, 2007 (2)	Following the 2016 Shareholders’ Meeting
Helle Kristoffersen	June 7, 2011	Following the 2015 Shareholders’ Meeting
Mouna Sepehri	October 22, 2014 (3)	Following the 2015 Shareholders’ Meeting
Jean-Michel Severino	June 7, 2011	Following the 2015 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meetings of April 22, 2005 and June 7, 2011.

(2) Term of office renewed at the Shareholders’ Meeting of June 5, 2012.

(3) Co-opted by the Board of Directors on October 22, 2014 to replace Muriel Pénicaud.

Bernard Dufau, born in 1941, joined IBM France as an engineer in 1966, then, until 1981, worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and Chief Operating Officer (1988-1993) of IBM France, in 1994 he became General Manager in charge of Retail for IBM Europe. From January 1, 1995 to April 1, 2001, Bernard Dufau was Chairman and CEO of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. A graduate of the École Supérieure d’Électricité (“Supelec”), Bernard Dufau was formerly Chairman of the Amicale des ingénieurs Supelec (engineers’ alumni association). Bernard Dufau is a French national.

José-Luis Durán, born in 1964, began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as controller (1991-1994), controller for Southern Europe (1994-1996), then controller for North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed General Manager for Finance, Management, Organization and Systems with Carrefour, joining the Group’s Executive Committee. José-Luis Durán was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008, then Chief Executive Officer of Devanlay and Chairman of Lacoste Holding from July 2009 to January 2015. He is a Spanish national.

Charles-Henri Filippi, born in 1952, has been Chairman of Citigroup France since January 1, 2011. He joined Crédit Commercial de France (CCF) in 1987 after several years in French government service and in ministerial offices. He became Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the group’s Corporate and Institutional Banking Business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010 and a Partner at Weinberg Capital Partners until December 31, 2011. He is also founder of asset management companies Octagones and Alfina and was their Chairman from 2008-2012. Charles-Henri Filippi is a French national.

Claudie Haigneré, born in 1957, has chaired Universcience (a public institution created by the partnership between the Palais de la découverte and the Cité des Sciences et de l’Industrie) since February 2010. A doctor by training, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then with the ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. She was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. From 2005 to 2009, she was an advisor to theESA (European Space Agency) Director General on

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European space policy. Claudie Haigneré also lends her support to several health associations: Maisons de Parents (accommodation for parents of hospitalized children), Alliance des Maladies Rares (Rare Illness Alliance) with Fondation Groupama and Kourir Association for children suffering from juvenile rheumatoid arthritis. She is also a sponsor of the Courtin-Arthritis foundation. Claudie Haigneré is also a Director of Fondation C-Génial, the Académie des Technologies, Fondation de France, L’Oréal’s corporate foundation, ENS Paris and PRES Hesam. She is a member of the Académie des Technologies, the Académie des Sports and of the Académie des Sciences et Technologies (Belgium) and of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore she is a sponsor of the Cité de l’Espace in Toulouse, the Institut de Myologie of Pitié-Salpétrière hospital set up by the Association Française contre les Myopathies (AFM), and of many schools and student graduate classes. Claudie Haigneré holds honorary doctorates of the École Polythechnique of Lausanne, Mons University and Beihang University. She is a Grand Officer of the French Legion of Honor. She is a French national.

Helle Kristoffersen, born in 1964, was appointed Director of Strategy and Economic Intelligence of the Total group in January 2012, having been Deputy Director from January to December 2011. From 1994 onwards, she mainly worked for the Alcatel group (now Alcatel Lucent). After holding a number of positions within this group, she was Vice-President, Group Strategy between 2005 and 2008, and Senior Vice-President, Vertical Markets, between January 2009 and December 2010. Helle Kristoffersen is a graduate of the École Normale Supérieure and École Nationale de la Statistique et de l’Administration Économique (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, Helle Kristoffersen is a French national.

Mouna Sepehri, born in 1963, has been member of the Executive Committee of Group Renault since April 2011. She is Senior Vice President of Renault and oversees the General Management functions including: Legal affairs, Public Affairs, Communications, Corporate Social Responsibility, Real Estate and General Services, Protection and Risk Prevention department, Cross Functional Teams, G&A Economic Efficiency Program Management. She began her career as a lawyer in Paris before moving to New York where she specialized in mergers and acquisitions as well as in international business law. She joined Renault in 1996 as Deputy General Counsel and participated in all the main international development projects of the Group. In 2007, she joined the Office of the CEO and was put in charge of the management of the cross functional teams. Mouna Sepehri holds a degree in Law. She is a Knight of the French Legion of Honor. Born in Iran, she is a French and an Iranian National.

Jean-Michel Severino, born in 1957, is Director of Investisseur et Partenaire, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. He is Inspector General at the French Finance Ministry, and a graduate of École Nationale d’Administration. He is a French national.

Directors representing the public sector

		Date first appointed	Term ending
Antoine Saintoyant	Appointed by government decree	May 15, 2013	May 14, 2017
Henri Serres	Appointed by government decree	February 18, 2013	February 17, 2017
Bpifrance Participations (1) represented by Jean-Yves Gilet	Appointed by the Shareholders’ Meeting	May 28, 2013	Following the 2017 Shareholders’ Meeting

(1) Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

Antoine Saintoyant, born in 1977, has been Services and Finance Investment Director with the French government Shareholding Agency (APE) since July 2014. During his career he has been Deputy Chief of the Treasury’s Multilateral Affairs and Development Office and Economic Policy Office of the Ministry of Economy, Finance and Industry, Financial Services Advisor for France’s Permanent Representation to the EU (2007-2009), Chief of the Treasury’s Banking Affairs Office (2009-2012) and Head of the La Poste, Orange, Dexia and CNP unit, and then Deputy Director of Defense and Aeronautical Services, at the French government Shareholding Agency (APE) (2012-2014). Antoine Saintoyant is a graduate of the École Nationale d’Administration, University of Bonn (Germany) and the Institut d’Études Politiques de Paris. He is a French national.

Henri Serres, born in 1950, has been an Ingénieur des mines at the CGEIET (the High Council for the Economy), part of the French Ministry of the Economy, Industry and Digital Media since 2009. Over the course of his career, he has successively been Technical Director at the Defense Ministry (1981-1986), Director of Public Radiotelephony at Matra Communication (1986-1989), Director at the Directorate General for Industry, in charge of the Department of Communications and Services Industries (1989-1996). Henri Serres was then Vice-Chairman of CSC Peat Marwick (1996-2000), Central Director of IT Systems Security at the General Secretariat for National Defense (2000-2005) and Vice-Chairman of France’s High Council for Information Technology at the Ministry of Economy, Finance and Industry (2005-2006). Before being appointed to the CGEIET, he was Director General of Information and Communication systems at the Defense Ministry since 2006. Henri Serres is a graduate of the École Polytechnique and the École Nationale Supérieure des Telecommunications (ENST). He is an Officer of the French Legion of Honor and a Commander of the French Order of Merit. He is a French national.

Jean-Yves Gilet, born in 1956, a permanent representative of Bpifrance Participations, has been Senior Executive Vice-President of Bpifrance Investissements since July 2013. From September 2010 to July 2013, he was Director General of Fonds Stratégique d’Investissement (FSI) and a member of the Management Board of Caisse des Dépôts Group. During his career, he has been Deputy Director of the Inter-Departmental Industry Directorate for France’s Picardy Region at the Ministry of Industry (1981-1984), Head of the Industrial Operations Section and of the Industry Financing Office in the Directorate General for Industry (1984-1986), Chief of Staff to the Director General for Industry (1986-1987), Head of the Datar industrial team (1987-1988) and Chief of Staff to the Minister for Regional Development and Transformation (1988-1990). In 1990, he joined the Usinor group as Chief Strategy and Planning Officer, then Head of Strategy, Planning and International Affairs (1990-1993), before holding various executive positions in Usinor’s Stainless Steel division (1995-2002), in particular in Brazil from 1998 to 2001. In 2002, Jean-Yves Gilet was appointed Chief Executive Officer of Arcelor in charge of the Stainless Steel sector and in 2006 became Executive Vice-President with responsibility for the stainless steel business worldwide at ArcelorMittal. A graduate of the École Polytechnique and a Corps des Mines engineer, Jean-Yves Gilet is a Knight of the French Legion of Honor and a Knight of the French Order of Merit. He is a French national.

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Directors elected by the employees

	Date first appointed	Term ending
Daniel Bertho	October 22, 2013	December 2, 2017
Ghislaine Coinaud	December 3, 2009 (1)	December 2, 2017
Daniel Guillot	December 3, 2009 (2)	December 2, 2017

(1) Reelected on October 22, 2013.

(2) Reelected on November 15, 2013.

Daniel Bertho, born in 1956, is a project manager in a Response Unit in Val d’Oise. He was a member of the European Works Council from 2004 to 2011. He has been a representative of the SUD trade union federation on the Supervisory Boards of the Dynamis Solidaire and Evolutis funds. Daniel Bertho joined Orange in 1984 as a designer. He is a French national.

Ghislaine Coinaud, born in 1956, works for the Support Department. She joined Orange in 1977 as a facilities operating agent at the main operating center in La Courneuve. From 1995 to 2005, Ghislaine Coinaud was a member of the Conseil Supérieur de la Fonction Publique. Until December 2009, she was deputy central labour delegate for the CGT labour union. She was previously a member of that union’s federal management Board. Ghislaine Coinaud is a French national.

Daniel Guillot, born in 1956, is Director of Relations with the Ain department local authority, at the Lyon Regional Division. He joined Orange in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became an Attaché at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labour union responsibilities at the CFDT Culture Consulting Communication Federation since its foundation in 2005 as head of management staff and international affairs and finally, since 2007, as central labour representative in charge of the Orange Group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global Committee and chaired the European Telecommunications Social Dialogue Committee jointly with the employer representative. Daniel Guillot is IFA certified. He is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

	On-Duty Date	Term ending
Jean-Luc Burgain	July 25, 2012 (1)	Following the 2018 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meeting of May 27, 2014.

Jean-Luc Burgain, born in 1955, is a level 2 executive manager assigned to the Labour Relations Department. He joined Orange in 1974 as an operating agent before being promoted in-house to an executive position and becoming a senior executive in 1992. He has held various responsibilities in the Lorraine region in customer-facing agencies and regional departments, in particular internal communication, public relations and relations with local authorities. Since 2005, he has been a special project manager with the FO COM federation on incentives and remuneration. He sits on the Supervisory Boards of most of the Orange savings plan employee investment funds (FCPE) and collective retirement plans and is also Director of the Association of employee shareholders of the Orange Group (AASGO). An auditor for the French Institute of Higher National Defense Studies (IHEDN), Jean-Luc Burgain also holds national positions of responsibility in civil security. He is an Officer of the French Order of Merit and has a gold medal for voluntary services to national defense and a medal of honor for services to local authorities. He is a French national.

A representative of the Orange Central Works Council attends meetings of the Board of Directors.

Changes in the composition of the Board of Directors

Stéphane Richard was reappointed as director during the Shareholders’ Meeting on May 27, 2014 for a term of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the financial year ending December 31, 2017. At the Board of Directors Meeting held after the Shareholders’ Meeting on May 27, 2014, the Board reappointed him as Chairman and Chief Executive Officer.

The Shareholders’ Meeting on May 27, 2014 also renewed the term of office of Jean-Luc Burgain for four years.

Following her appointment as Chairman of the French Agency for International Investments (AFII) and as Chief Executive Officer of Ubifrance, Muriel Pénicaud resigned as director of Orange with effect from July 28, 2014. On October 22, 2014, Mouna Sepehri, Senior Vice President of Renault, was co-opted by the Board of Directors to replace her. The ratification of her appointment and the renewal of the term of her office for a period of four years will be proposed for approval at the Shareholders’ Meeting on May 27, 2015

5.1.2 Corporate officers

Chairman and Chief Executive Officer

On February 23, 2011, Stéphane Richard was appointed by the Board of Directors as Chairman and Chief Executive Officer with effect from March 1, 2011. His term of office as director was renewed during the Shareholders’ Meeting of May 27, 2014 and on the same date, he was reappointed as Chairman and Chief Executive Officer by the Board of Directors.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

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Chief Executive Officer Delegate

On October 22, 2014, the Board of Directors renewed the term of Gervais Pellissier as CEO Delegate for the same period as the term of the Chairman and Chief Executive Officer. Gervais Pellissier retained his responsibilities as Senior Executive Vice-President in charge the Europe region and the EE joint venture.

Gervais Pellissier, born in 1959, has been Chief Executive Officer Delegate of Orange since November 1, 2011. He joined the Orange Group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy CEO of Orange, with responsibility for Finance and Information Systems. After the Group’s Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy CEO of Orange, with responsibility for Finance and Information Systems. He was also in charge of the joint venture with T-Mobile in the UK. He has been in charge of Operations in Europe since September 1, 2014. Gervais Pellissier joined Bull in 1983, and held a range of responsibilities in the areas of Finance and Controlling, in France, Africa, South America, and Eastern Europe. In 1994 Bull appointed him Finance Director of the Services and Systems Integration Division, then of the Outsourcing Division, then Director of Controlling, and in 1998, Chief Financial Officer. Between April 2004 and February 2005, he was Deputy Chairman of the Board of Directors and Chief Executive Officer Delegate of Bull. From February 2005 to mid-2008, he was Vice-Chairman of the Board of Directors of Bull. Gervais Pellissier is a graduate of École des Hautes Études Commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

5.1.3 Executive Committee

As of the date of this document, in addition to the Chairman and Chief Executive Officer, the Executive Committee is composed of 11 Senior Executives including a Chief Executive Officer Delegate, Gervais Pellissier, and five Deputy CEOs, Delphine Ernotte Cunci, Ramon Fernandez, Pierre Louette, Bruno Mettling and Laurent Paillassot.

Stéphane Richard	Chairman and Chief Executive Officer
Gervais Pellissier	Chief Executive Officer Delegate Operations in Europe (excl. France) and EE
Delphine Ernotte Cunci	Deputy Chief Executive Officer Orange France
Ramon Fernandez	Deputy Chief Executive Officer Finance and Strategy
Pierre Louette	Deputy Chief Executive Officer General Secretary, Orange Wholesale France and Purchasing
Bruno Mettling	Deputy Chief Executive Officer Human Resources and Internal Communication
Laurent Paillassot	Deputy Chief Executive Officer Customer Experience and Mobile Banking
Christine Albanel	Senior Executive Vice-President Corporate Social Responsibility, Diversity, Partnerships and Inclusiveness
Thierry Bonhomme	Senior Executive Vice-President Orange Business Services
Mari-Noëlle Jégo-Laveissière	Senior Executive Vice-President Innovation, Marketing and Technology
Béatrice Mandine	Senior Executive Vice-President Communication and Branding
Marc Rennard	Senior Executive Vice-President Operations in Africa, Middle East and Asia (AMEA)

Ramon Fernandez joined the Executive Committee of the Group on September 1, 2014 as Deputy Chief Executive Officer. He is in charge of the Finance and Strategy divisions. Gervais Pellissier, Chief Executive Officer Delegate of the Group, after having spent eight years at the head of Finance, where he played a major role in the Group’s financial recovery, on the same day, became responsible for the Europe region, including the United Kingdom. He replaced Benoit Scheen who was moving on to another position.

Also on September 1, 2014, Laurent Paillassot was appointed Deputy Chief Executive Officer of Customer Experience and Mobile Banking.

The biographies of Stéphane Richard and Gervais Pellissier can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate officers.

Delphine Ernotte Cunci, born in 1966, is Deputy CEO in charge of Orange France since November 1, 2011, having been Deputy Executive Vice-President, French Operations and Senior Executive Vice-President, Operations Orange France. She started her career with Orange as Financial Analyst and then as Economics Engineer within the R&D Department. She then worked in distribution as Retail Director of the Paris stores and CEO of the SDR subsidiary from 2000 to 2004. In 2004, she was appointed Regional Director for Centre Val de Loire. In July 2006, Delphine Ernotte Cunci became Director of Sales Communication and Sponsorship for France. In May 2008, she was promoted to Sales Director France and in July 2009 she assumed the role of Consumer Director France. Delphine Ernotte Cunci is a director of Suez Environnement, the École Centrale de Paris and Centquatre. She is a graduate of the École Centrale Paris.

Ramon Fernandez, born in 1967, is Deputy Chief Executive Officer in charge of Group finance and strategy. He joined the Orange Group on September 1, 2014. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and vice-chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002 -2003) and to the President of the French Republic (2007 -2008). In 2008, he was appointed Chief of Staff to the Minister of Labour, Social Relations, Family and Solidarity (2008 -2009). In March 2009, he returned once again to French Treasury as Chief Executive Officer, Chairman of the France Trésor Agency and Chairman of the Club de Paris. Before joining Orange, he represented the French State at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des dépôts. He also served as Alternate Governor of the World Bank for France and Governor of the African Development Bank. Ramon Fernandez is a Knight of the French Legion of Honor. He is a graduate of the Institut d’Études Politiques and of the École Nationale d’Administration, Graduation Year 1993 - Léon Gambetta.

Pierre Louette, born in 1962, has been Deputy CEO in charge of the General Secretariat, Orange Wholesale France, Group sourcing and supply chain, the Chrysalid operational efficiency program and of relations between Orange and Group content stakeholders. Since

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September 2014, Pierre Louette has also been responsible for steering investment strategy in start-ups and for coordinating relationships within the digital ecosystem. He joined Orange in April 2010. In March 2012, he was elected Chairman of the Fédération Française des Télécoms, and in November 2013 was appointed Chairman of MEDEF’s Digital Transformation Committee. Pierre Louette was Technical Advisor on Communication, Youth and Sport in the Prime Minister’s office between 1993 and 1995, when he was particularly involved in developing new communications networks. He then became General Secretary and Communications Director for France Télévisions. He has been involved in developing the Internet in France since 1996, in particular as Head of Connectworld, the leader in online communication, and then as Director of Europatweb, an investment fund launched by Bernard Arnault. Pierre Louette was CEO of Agence France-Presse from 2003 to 2005, followed by Chairman and CEO from 2005 to 2010. He holds a degree in law and is a graduate of the Institut d’Études Politiques of Paris and the École Nationale d’Administration. Pierre Louette is Master Counsel to the Court of Auditors. He is a Knight of the French Legion of Honor.

Bruno Mettling, born in 1958, is Deputy CEO in charge of Human Resources and internal communication. He joined Orange in April 2010 as Senior Executive Vice-President with special mandate to the CEO, in charge of Labour, Skills and Orange Campus, before being appointed Group Human Resources Director in October 2010. Since September 2014, Bruno Mettling has ensured the monitoring of the Group’s simplification and digitalization program. Also, the Executive Committee has tasked him with monitoring the Orange Healthcare division. Bruno Mettling began his career at the Budget Department of the Ministry of Finance. He then held a succession of financial posts at the Ministry of Labour, Social Affairs and Employment in 1988; Deputy Vice-President at the Ministry of Infrastructure, Housing, Transport and the Sea from 1988 to 1990; and Deputy Director of the office of the Minister of Urbanization from 1990 to 1991. After working at the Finance Inspectorate in 1991, he joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Financial Controller and Deputy Vice-President Finance for La Poste Group. In October 1999 he joined the Caisse Nationale des Caisses d’Épargne, where he reformed its Human Resources Department, before being given responsibility for sales development and then the Company’s strategic plan. He was then invited to join the Banque Populaire Group as Executive Vice-President, Banque Fédérale des Banques Populaires. In July 2006, he was promoted to Deputy CEO. Bruno Mettling is a graduate of the Institut d’Études Politiques and of the Aix-en-Provence law school. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit.

Laurent Paillassot, born in 1965, is Deputy Chief Executive Officer in charge of Customer Experience and Mobile Banking. He joined the Orange Group on September 1, 2014. Laurent Paillassot began his career in 1989 at La Compagnie Bancaire (Paribas group). In 1997 he moved on to Mitchell Madison Group, an American strategy consulting firm specializing in the financial field. In 2000, he joined the Caisse d’Épargne group, where he was the director of distribution and partnerships at the Caisse Nationale des Caisses d’Épargne, then became Chief Executive Officer of Caisse d’Épargne Financement. From 2005 to 2007, he also was Chairman and Chief Executive Officer of GE Money Bank in France, a subsidiary of General Electric Consumer Finance. In 2007, Laurent Paillassot was appointed Deputy Chief Executive Officer of LCL (Le Crédit Lyonnais) and then Chief Executive Officer Delegate in May 2011. Laurent Paillassot holds an engineering degree from the Ponts et Chaussées (1989) and he received his MBA from the Institut européen d’administration des affaires (INSEAD) (1996).

Christine Albanel, born in 1955, is Senior Executive Vice-President in charge of Corporate Social Responsibility, Events, Partnerships and Inclusiveness. She is also Deputy Chair of the Orange Foundation and Chair of Orange Studio. Christine Albanel was Advisor to the French President on Education and Culture, Chair of the Etablissement Public de Versailles from 2003 to 2007, and was appointed Minister of Culture and Education from 2007 to 2009. Speechwriter for Jacques Chirac for many years, including authoring the famous Vel d’Hiv’ speech, Christine Albanel is a member of the French Council of State. She has a degree in modern literature.

Thierry Bonhomme, born in 1956, has been Senior Executive Vice-President responsible for Orange Business Services since May 1, 2013. His previous positions in the Group include serving as Director of Technical Operations for Paris North, Regional Director in Grenoble, then in Marseille, before becoming Director of the France Enterprise Market, then Director of Research and Development, and in 2010 Head of the Orange Labs Networks and Carriers Division. He was also director of IDATE from 1988 to 1990. Thierry Bonhomme is a graduate of the École Polytechnique and the École Nationale Supérieure des Télécommunications (ENST).

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Senior Executive Vice-President in charge of the Innovation, Marketing and Technology (IMT) Division since March 1, 2014. Since joining the Orange Group in 1996, Mari-Noëlle Jégo-Laveissière has held a series of project and management positions: Director of International & Backbone Network Factory, merger between France Télécom and Orange France SA, Director of Group Research & Development, Head of the Consumer Marketing Department of Orange France and Regional Manager where she was responsible for technical and commercial services for consumers and enterprise customers. Mari-Noëlle Jégo-Laveissière is a graduate of the École des Mines of Paris and of the École Normale Supérieure. She also holds a Doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Béatrice Mandine, born in 1968, has been Senior Executive Vice-President in charge of Communication and the Brand since May 1, 2013. She joined Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice-President for Communication and the Brand in July 2012. Ms. Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990 she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Director of Press and Public Relations for Alcatel’s Mobile Telephony Division. In the middle of 2004, Béatrice Mandine joined the Faurecia group as head of press relations and corporate image. She is a graduate of the École Supérieure de Journalisme (ESJ) and the Institut des Hautes Études Internationales (IHEI).

Marc Rennard, born in 1957, has been Senior Executive Vice-President in charge of International Operations in Africa, the Middle East and Asia (AMEA) since June 15, 2010. He joined Orange in 2003 as Chairman and Chief Executive Officer of one of its subsidiaries in Madrid. In 2004 he became Director of International Operations before being appointed to International Executive Vice-President in charge of AMEA (Africa, Middle East and Asia) in 2006. Marc Rennard is Chairman or director of several of the Group’s international subsidiaries, in particular Mobinil, Sonatel, Jordan Telecom, Côte d’Ivoire Télécom and Orange Côte d’Ivoire. He was head of a consulting company before spending several years as director of Société des Montagnes de l’Arc (Groupe Caisse des Dépôts) and then joining TDF as Deputy CEO until 2003. Marc Rennard is a graduate of the École de Management in Lyon. He is a Knight of the French Legion of Honor.

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5.1.4 Information on directors, officers and senior management

5.1.4.1 Positions held by directors and officers

Stéphane Richard

Positions currently held
- Director, Chairman and Chief Executive Officer of Orange
- Director of the Opéra National de Paris
- Director of the Cinémathèque Française
- Manager of Rieutord LLC
- Managing Partner of SCI at 18 rue Philippe-Hecht
- Manager of SCI Carré Gabriel
- Manager of SARL Carré Gabriel
- Manager of EURL Rieutord Capital
- Manager of EURL Ginger
International
- Permanent representative of Atlas Services Belgium at Médi Télécom (1)
Other positions and offices held over the past 5 years
- Chief Executive Officer Delegate then Chief Executive Officer of Orange
- Chairman and Chief Executive Officer of Orange France (1)
- Director of Nexity
- Director of UGC
- Director of Sofired
- Member of the Supervisory Board of Atemi SAS (until January 2011)
- Member of the Supervisory Board of LBO France

Gervais Pellissier

Positions currently held
- Chief Executive Officer Delegate of Orange
- Director of Dailymotion (1)
- Director of Orange Horizons (1)
International
- Director of EE (1)
- Director of Orange Polska (1) (2)
- Director of Orange Spain (1)
- Director of Mobistar (1) (2)
Other positions and offices held over the past 5 years
- Director of Médi Télécom (1) (until October 2014)
- Director of Sonaecom (2) (until March 2014)
- Director of Orange Studio (1)
- Member of the Supervisory Board of Voyages FRAM

Daniel Bertho

Positions currently held
- Director of Orange, member of the Innovation and Technology Committee
Other positions and offices held over the past 5 years
- Member of the Supervisory Boards of the Evolutis and Dynamis Solidaire company savings plan mutual funds

Jean-Luc Burgain

Positions currently held
- Director of Orange, member of the Audit Committee
- Director of the Association of Employee Shareholders of the Orange Group (AESOG)
- Chairman of the Supervisory Board of the Equilibris company savings plan mutual fund
- Member of the Supervisory Boards of the Orange Actions, Dynamis Solidaire (principal) and Evolutis (alternate) company savings plan mutual funds
- Member of the Supervisory Boards of the three company retirement plan mutual funds
- President of the humanitarian associations Solidarité Lorraine Afrique and Unass Solidarité
- National President of first aid associations
Other positions and offices held over the past 5 years
None

Ghislaine Coinaud

Positions currently held
- Director of Orange, member of the Audit Committee
Other positions and offices held over the past 5 years
None

Bernard Dufau

Positions currently held
- Director of Orange, Chairman of the Audit Committee
Other positions and offices held over the past 5 years
- Director of KESA Electricals (2)
- Director of Dassault Systèmes (2)
- Director of Néo Sécurité

José-Luis Durán

Positions currently held
- Director of Orange, member of the Audit Committee
- Director of Unibail-Rodamco (2)
Other positions and offices held over the past 5 years
- Chairman of Lacoste Holding (until January 2015)
- Chairman of Gant AB (until January 2015)
- Chief Executive Officer of Devanlay (until January 2015)
- Director of Cyberact
- Director of HSBC Holding Plc (2)

(1) Company in which Orange holds an interest.

(2) Corporate office for a listed company.

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Charles-Henri Filippi

Positions currently held
- Chairman of Citigroup France
- Director of Orange, member of the Governance and CSER Committee
- Director of L’Oréal (1)
- Director of Piasa
- Director of Adie
- Member of the Supervisory Board of Femu Qui
- Member of the international advisory board of Abertis
Other positions and offices held over the past 5 years
- Partner at Weinberg Capital Partners
- Senior Advisor at CVC Capital Partners France
- Chairman of Octagones SAS
- Chairman of Alfina SAS
- Chairman of HSBC France
- Chairman of the Supervisory Board of HSBC Private Bank France
- Director of HSBC Asset Management Holding
- Director of HSBC Bank plc
- Director of HSBC Private Banking Holdings Switzerland
- Director of HSBC Trinkaus & Burkhardt AG
- Director of the Centre National d’Art et de Culture Georges Pompidou
- Member of the Supervisory Board of EURIS (until March 2014)
- Member of the Supervisory Board of Viveris REIM
- Non-voting director of Nexity (until July 2014)

Jean-Yves Gilet

Positions currently held
- Executive Director of Bpifrance Investissements
- Permanent representative of Bpifrance Participations on the Board of Directors of Orange, member of the Innovation and Technology Committee
- Director of Eiffage (1)
- Director of Eramet (1)
- Director of CGG (formerly CGG-Veritas) (1)
Other positions and offices held over the past 5 years
- Executive Vice-President of Stainless Steel Worldwide at ArcelorMittal
- Director General of Fonds Stratégique d’Investissement (FSI)
- Member of the Management Board of Caisse des Dépôts Group

Daniel Guillot

Positions currently held
- Director of Relations with local authorities of the Ain department for Orange
- Director of Orange, member of the Governance and CSER Committee
Other positions and offices held over the past 5 years
None

Claudie Haigneré

Positions currently held
- Chair of Universcience
- Director of Orange, member of the Innovation and Technology Committee
- Director of Sanofi-Aventis (1)
- Director of the École Normale Supérieure, Paris
- Director of PRES Hesam
- Director of Fondation L’Oréal
- Director of Fondation de France
- Director of IHEST (Institut des Hautes Études Scientifiques et Techniques)
- Director of Campus Condorcet
Other positions and offices held over the past 5 years
- Director and Chair of the Cité des Sciences et de l’Industrie
- Chair of the Board of the Palais de la découverte

Helle Kristoffersen

Positions currently held
- Director of Strategy and Economic Intelligence of the Total Group
- Director of Orange, Chair of the Innovation and Technology Committee
Other positions and offices held over the past 5 years
- Deputy Director of Strategy and Economic Intelligence of the Total Group
- Senior Vice-President, Vertical Markets of the Alcatel-Lucent Group
- Director of Valeo (1)

Antoine Saintoyant

Positions currently held
- Investment Director with the French government Shareholding Agency (APE)
- Director of Orange, member of the Audit Committee
- Director of La Poste
- Director of CNP
- Director of Bpifrance Participations
- Director of Bpifrance Investissement (since September 2014)
Other positions and offices held over the past 5 years
- Director of Société de Financement Local (SFIL) (until October 2014)
- Director of ODAS (until September 2014)
- Director of Société de Prise de Participation de l’Etat (SPPE)

Mouna Sepehri

Positions currently held
- Senior Vice President of the Renault Group, member of the Executive Committee
- Member of the Executive Board the Renault-Nissan Alliance
- Director of Orange, Chair of the Governance and CSER Committee
- Director of Danone (1)
- Director of Nexans (1)
- Member of the Supervisory Board of M6 Métropole Télévision (1)
Other positions and offices held over the past 5 years
None

(1) Corporate office for a listed company.

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Henri Serres

Positions currently held
- Member of the High Council for the Economy (CGEIET) with the Ministry of the Economy, Industry and Digital Media
- Director of Orange, member of the Governance and CSER Committee
- Director of Imprimerie nationale
- Director of La Française des Jeux
Other positions and offices held over the past 5 years
- Director of TSA

Jean-Michel Severino

Positions currently held
- Investment Manager at Investisseurs et Partenaires (I&P)
- Chairman of EBI SA
- Chairman of Convergences 2015
- Chairman of Critical Ecosystem Partnership Fund (CEPF)
- Director of Orange, member of the Audit Committee and the Governance and CSER Committee
- Director of Danone (1)
- Director of Adenia Partners
- Director of Phitrust Impact Investors
- Director of the Grameen Crédit Agricole foundation
Other positions and offices held over the past 5 years
- Chairman of Proparco
- Chief Executive Officer of the French International Development Agency (AFD)
- Vice-President of the World Bank for Asia
- Director of the EIB
- Director of ACET Ghana (until early 2015)
- Director of Africa Capacity Building Initiative (until early 2015)
- Director of Conservateur International (until early 2015)

The business address of all directors and officers, in relation to their positions, is that of Orange SA’s registered office (see Section 7.3.4 Registered office, legal form and applicable law).

Positions and offices held in 2014 by directors whose terms of office have ended since January 1, 2014

Muriel Pénicaud (term ended on July 28, 2014)

- Chair of Agence française pour les investissements internationaux (AFII)
- Managing Director of Ubifrance
- Chair of the National Council for Economic Education (CNEE)
- Chair of the Board of Directors of AgroParisTech
- Chair of the Board of Directors of the Danone Ecosystem Fund
- Vice-Chair of the Web TV platform Management et Droit des Affaires
- Honorary Chair of ADAGE (French Association of Business Law and Corporate Management)
- Director of Orange, Chair of the Governance and CSER Committee
- Director of SNCF
- Director of I&P Dev (Investisseurs & Partenaires Développement)

5.1.4.2 Information on Company Shares Held by Directors and Corporate officers

Number of Shares Held by Directors and Officers

The Shareholders’ Meeting of May 26, 2009 set at 1,000 the minimum number of shares to be held by each director appointed by the Shareholders’ Meeting, except the director representing employee shareholders, who is exempt in accordance with the law. Directors representing the French government and directors elected by employees are not required to hold any shares in the Company.

The following information was known to the Company as of the date of this Registration Document:

		Number of shares
Chairman and Chief Executive Officer	Stéphane Richard	43,330
Independent directors	Bernard Dufau	6,692
	José-Luis Durán	1,000
	Charles-Henri Filippi	10,001
	Claudie Haigneré	1,000
	Helle Kristoffersen	1,747
	Mouna Sepehri	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations	307,197,309
	Antoine Saintoyant	0
	Henri Serres	2,766
Directors elected by the employees	Ghislaine Coinaud	80
	Daniel Bertho	384
	Daniel Guillot	399
Director representing employee shareholders	Jean-Luc Burgain	6,506
Chief Executive Officer Delegate	Gervais Pellissier	23,913

(1) Corporate office for a listed company.

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Transactions by Directors and Officers on Company securities

The following table details the transactions performed on Orange securities during the 2014 financial year by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code (Code monétaire et financier), and reported to the French Financial Markets Authority (Autorité des Marchés Financiers).

Name of officer	Financial instrument	Type of transaction	Date of transaction	Number of securities	Average unit price	Amount of transaction
Gervais Pellissier	Shares in Orange Actions mutual fund	Dividend reinvestment	June 2 and December 9, 2014	212	€12.39	€2,626
Stéphane Richard	Shares	Sale	November 17, 2014	15,000	€12.65	€189,750

Following her co-option as Director, Mouna Sepehri acquired 1,000 shares in the Company on March 5, 2015.

To the Company’s knowledge, no other transactions have taken place since the end of the reporting period.

Restrictions regarding the sale of shares by Directors and Officers

Directors and officers holding shares under the Orange Group’s company savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing company savings plans.

Moreover, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group in the periods preceding the publication of results, and more generally, if they have knowledge of privileged information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s directors or officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

5.1.4.3 Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

- no director or officer has been found guilty of fraud;

- no director or officer has been involved in bankruptcy, receivership or liquidation proceedings;

- on June 12, 2013, Stéphane Richard was charged in relation with the CDR-Tapie affair. No other charge or public sanction for an offense has been pronounced against a director or officer by a statutory or regulatory authority;

- no director or officer has been barred by a court from serving as a member of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company directors or officers, or between the Directors or Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on the Group’s website www.orange.com/about/ governance/documentation (see Section 5.2.2.4), directors must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In addition, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding possible conflicts of interest through which could occur, primarily by carrying out awareness initiatives. He/she informs the Governance and Corporate Social and Environmental Responsibility Committees, and the Board of Directors, should the Governance and CSER Committee deem it appropriate, of any potential or actual conflicts of interest affecting corporate officers or other members of the Board of Directors. If necessary, the Lead Director may make recommendations to the Governance and CSER Committee and the Board of Directors on how to manage potential conflicts of interest of which he/she becomes aware of or which are reported to him/her.

To the Company’s knowledge and as of the date of this Registration Document, there is no potential conflict of interest between the duties of directors or corporate officers with regard to Orange and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with a major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or corporate officer was appointed to the Board of Directors or Company’s Management (respectively).

5.1.4.4 Shares and stock options held by senior management

As of the date of this document, to the Company’s knowledge, the members of Orange’s Executive Committee, including Stéphane Richard and Gervais Pellissier, owned a total of 117,382 Orange shares, representing 0.004% of the share capital.

As of the date of this document, the members of the Executive Committee held a total of 252,880 stock options representing 0.01% of the share capital, which they were granted by the Board of Directors, of which 109,280 stock options were granted under the October 2005 and March 2006 plans, and 143,600 were granted under the May 2007 plan (see Section 5.3.1 - Table 8 - History of stock-option grants).

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5.2 Corporate Governance

5.2.1 Reference to a Code of Corporate Governance

Orange refers to the revised version of the Afep-Medef Corporate Governance Code for listed companies published in June 2013, which may be consulted on the Orange, Afep and Medef websites.

Implementation of the “Comply or Explain” rule

Pursuant to the “Comply or Explain” rule provided for in Article L. 225-37 of the French Commercial Code and in the Afep-Medef Code, the Company declares to be compliant with the recommendations except as regards the composition of the Governance and Corporate Social and Environmental Responsibility Committee.

Summary of the recommendations of the Afep-Medef Code that Orange does not apply:

Afep-Medef recommendations	Orange’s practices

Article 17.1: when the appointments or nominations committee is separate from the Compensation Committee, the recommendations relating to the latter’s membership and mode of operation are also applicable to it.

The Governance and Corporate Social and Environmental Responsibility Committee (Governance and CSER Committee) of Orange, which exercises the powers of the Nominating Committee and the Compensation Committee as provided in the Afep-Medef Code, does not consist of a majority of independent directors.

Article 18.1: the Compensation Committee should not include any executive directors, and should have a majority of independent directors. It should be chaired by an independent director. It is advised that an employee director be a member of this Committee.

The Governance and CSER Committee consists of four directors, including two independent directors, one director representing the French State, and one elected employee-director. The Board of Directors deems that the presence of directors who do not meet the independence criteria as provided in the Afep-Medef Code is nevertheless very useful for the Governance and CSER Committee’s procedures and does not compromise the Committee’s independence in regards to Orange’s General Management or its various shareholders, it being specified that the Committee is chaired by an independent director, that the presence of one employee-director is compliant with the Code’s recommendations, and that the composition of the Committee must be addressed in terms of the Company’s legal, regulatory and statutory framework (see Section 5.2.2.1 Rules (laid down by law and in the Bylaws) governing the composition of the Board of Directors).

Main differences between the rules followed by Orange and the New York Stock Exchange rules

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance standards into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

In particular, Orange has chosen to follow the rules on independence specified by the Afep-Medef Code, which provides that, in controlled companies, one-third of the directors must be independent. In contrast, the NYSE rules provide that the Board of Directors must consist of a majority of independent directors, without it being possible to exclude from this calculation the directors representing employees or employee shareholders.

Orange believes that seven of the fifteen members of its Board of Directors may be considered as independent according to the independence criteria of the Afep-Medef Code. Orange has not assessed the independence of its directors according to the NYSE rules.

Furthermore, Orange has elected to establish a single Governance and Corporate Social and Environmental Responsibility (Governance and CSER) Committee, responsible for appointments and compensation. As of the date of this document, this Committee consists of four directors, including one elected employee-director and one representative of the French State. The NYSE standards, however, provide for the establishment of two separate committees (a Nomination and Corporate Governance Committee, and a Compensation Committee) composed exclusively of independent directors.

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5.2.2 Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by the Management.

5.2.2.1 Rules (laid down by law and in the Bylaws) governing the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of 12 members minimum and 22 members maximum, including three directors representing the employees, and one director elected by the Shareholders’ Meeting on proposal of the employee shareholders. The term of office for directors is four years.

Pursuant to the Decree-law of October 30, 1935, the Board of Directors also has directors representing the French State, appointed by Ministerial Decree in proportion with the portion of Company shares that are directly or indirectly held by it. The Shareholders’ Meeting of May 28, 2013 having appointed the Fonds Stratégique d’Investissement (now Bpifrance Participations) as a legal entity director, the French government appointed two representatives on the Board of Directors so that the public sphere continues to be represented by three directors on the Board of Directors. As of the implementation of the provisions of Government Order N°. 2014-948 of August 20, 2014 by the Board of Directors, in relation to the governance and transactions on the capital of companies with public shareholding, the public sphere may continue to have three representatives on the Board of Directors: one representative appointed by Ministerial Decree and two directors appointed by the Shareholders’ Meeting on proposal by the French government.

5.2.2.2 Independent directors

The annual assessment of directors’ independence was carried out by the Board of Directors on February 16, 2015, on the basis of a proposal by the Governance and CSER Committee. In assessing directors’ independence, the Board took into account all of the Afep-Medef Corporate Governance Code criteria. These criteria state that a director, to be considered independent, must not:

- be an employee or a corporate officer of the Company, an employee or a director of its parent company or of a consolidated subsidiary of the Company, nor have served in any of these capacities during the previous five years;

- be a corporate officer of a company in which Orange, directly or indirectly, holds a position on the Board of Directors or in which an employee designated as such, or a person who is currently or was at any time in the previous five years a corporate officer of Orange, is a director;

- be (nor have direct or indirect links with) a significant customer, supplier, commercial banker or investment banker of the Company or of the Group to which it belongs, nor be a customer, supplier, commercial banker or investment banker for which the Company or the Group to which it belongs represents a significant share of business;

- have close family ties with a director or an officer;

- have been a statutory auditor of the Company within the last five years;

- have been a director of Orange for more than twelve years;

- take part in controlling the Company as the representative of a major shareholder.

The Board of Directors, like every year, discussed the assessment of the potential significance of the ties between directors and the Company or Group. In this respect, it examined in particular the position of Charles-Henri Filippi due to the business relations between the Orange Group and Citibank. It nevertheless found that, in light of the nature and extent of these relations and the declaration of independence by Charles-Henri Filippi in 2011, these relations (which are not significant either for Orange Group or for Citibank Group) were not likely to impact the independence of Charles-Henri Filippi as Company Director.

Following this review, Claudie Haigneré, Helle Kristoffersen, Mouna Sepehri, Bernard Dufau, José-Luis Durán, Charles-Henri Filippi and Jean-Michel Severino were deemed to be independent by the Board of Directors, representing seven of its fifteen members.

Also, as part of its examination of the draft resolutions renewing the appointments of Directors to be put to the Shareholders’ Meeting of May 27, 2015, the Board considered the independence of the proposed candidates, particularly Bernard Dufau whose term of office’s duration has reached 12 years, the trigger point set by the Afep-Medef Code for consideration of whether he could be considered independent.

The Board, on recommendation of the Governance and CSER Committee, found that the candidates did qualify as independent, including Bernard Dufau, based on the way he had carried out his duties in the past which showed his commitment to independence, a quality that would not disappear simply because his term of office was renewed. For the detailed reasons of this decision in light of the Company’s specific circumstances see Section 6.4 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015.

The three directors representing the public sector and the four directors representing employees and employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Stéphane Richard, the Chairman and Chief Executive Officer, is not considered an independent director because of the executive functions he holds within the Group.

Excluding the directors representing employees and employee shareholders who are not taken into account under the Afep-Medef Code for the purposes of calculating the proportion of independent directors, the Board thus has seven independent directors out of 11, i.e. close to two-thirds of the Board. This proportion is thus well within the recommendations of the Afep-Medef Code, which recommends that their proportion in controlled companies should be at least one-third.

5.2.2.3 Applying the Principle of Balanced Representation between Women and Men

The Board of Directors has a total of four women among its fifteen members. Excluding the directors elected from among the employees, who are not taken into account by the French Law of January 27, 2011 on the balanced representation of women and men on Boards of Directors and Supervisory Boards and gender equality at work, the Company’s Board has three women out of twelve members, which exceeds the current target of 20% set by law and recommended in the Afep-Medef Code. Two in three Board Committees (Governance and CSER and Innovation and Technology Committees) are chaired by an independent female director.

5.2.2.4 Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines which define the guiding principles and procedures for its operations and those of its committees. The Internal Guidelines may be consulted on the Group’s website (www.orange.com/en/about/governance/ documentation).

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance. The most recent update was on March 26, 2014, notably in response to the recommendations of the Afep-Medef Code of

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June 2013, and in order to introduce the ability to designate a Lead Director and to create an Innovation and Technology Committee.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to the latter’s powers, and define the rules governing the composition, powers and operating procedures of each Board committee.

They also provide information on the rules governing the information provided to directors and the meetings of the Board.

5.2.2.5 Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the Management, represent the Company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990 (as amended), the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

5.2.2.6 Board Committees

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In accordance with the Afep-Medef Code on the Corporate Governance of listed companies, significant responsibilities are given to independent directors. Orange also believes that it is useful that each committee benefit from the presence of at least one member who represents the public sector and at least one member representing employees.

Composition of the Board Committees as of the date of this document

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau (1)	Jean-Luc Burgain Ghislaine Coinaud José-Luis Durán (1) (2) Antoine Saintoyant Jean-Michel Severino (1)
Governance and Corporate Social and Environmental Responsibility Committee (Governance and CSER Committee) (3)	2003	Mouna Sepehri (1)	Charles-Henri Filippi (1) Daniel Guillot Henri Serres
Innovation and Technology Committee	2014	Helle Kristoffersen (1)	Daniel Bertho Claudie Haigneré (1) Bpifrance Participations (Jean-Yves Gilet)

(1) Independent director.

(2) Committee’s financial expert.

(3) Formerly the Compensation, Nominating and Governance Committee.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding directors representing employees and/or employee shareholders who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with three-quarters of its directors, excluding directors representing employees or employee shareholders, being independent, and with no corporate officer on the Committee. The composition of the Audit Committee also complies with the provisions of Article 14 of the Government Order of December 8, 2008 relating to the setting up of a specialized committee aimed at following-up questions relating to the preparation and control of accounting and financial information.

The characteristics and responsibilities of the Committee also comply with the recommendations of the Working Group set up by the AMF, as detailed in its final report on audit committees published in July 2010. In this context, the Committee ensures that the internal control and financial risk management systems exist and that their effectiveness is monitored. It also examines the financial statements and management reports and ensures that the information delivered to shareholders is both reliable and clear.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial Expertise within the Audit Committee

Member of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee must also have at least one member who is considered a financial expert.

On December 10, 2013, the Board of Directors chose José-Luis Durán to succeed Charles-Henri Filippi as the Audit Committee’s financial expert, in light of his past experience as controller and CFO of a number of companies and as General Manager for Finance, Management, Organization and Systems at Carrefour.

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Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility (CSER) Committee has at least three members appointed by the Board.

With two in four independent directors, including the Committee’s Chair, its composition is not totally compliant with the recommendations of the Afep-Medef Code, even though more than half of the members are independent when not taking into account the director representing employees. This situation results from the choice of the Board of Directors to appoint, in each Committee, one director representing the main shareholder and one employee-director (see Section 5.2.1 Reference to a Code of Corporate Governance).

The Committee has three major areas of responsibility, namely appointments and compensation, corporate social and environmental responsibility, and governance. It notably exercises the powers of the specialized committees responsible for the appointment and compensation of directors and officers, the establishment of which is recommended in the Afep-Medef Code. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, where necessary, the Chief Executive Officer. Moreover, it is kept informed by the Chief Executive Officer of appointments to the Group’s Executive Committee and may, at the request of the Chief Executive Officer, issue an opinion on the methods used to determine their compensation.

The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement the ethical practices program and is informed about the roll-out of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee, established by the Board of Directors on March 26, 2014, has at least three members appointed by the Board.

The Committee notably reviews the major technology partnerships entered into by the Group, the latter’s strategic policies in terms of innovation and technology and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Ad hoc committees

The Internal Guidelines of the Board of Directors allow the Board to decide, on certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish an ad hoc committee consisting of independent directors to review these matters in consultation with the Management.

5.2.2.7 Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the Independent Directors at the proposal of the Governance and CSER Committee. A Lead Director must be appointed if the same person is both Chairman and CEO.

The Board of Directors, during its meeting of May 27, 2014, appointed Bernard Dufau as Lead Director for the remainder of his term of office as a director. His duties and powers, as granted by the Board of Directors, were defined in accordance with the provisions of the Internal Guidelines, based on the following:

- Duties of the Lead Director:

The main mission of the Lead Director is to ensure smooth relations between the Board of Directors and the Company’s Management. To this end, he/she is responsible for:

- Managing conflicts of interest: the Lead Director informs the Governance and CSER Committee and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the directors and officers of which he/she becomes aware or which are reported to him/her. Where necessary, he/she makes recommendations on how to manage such conflicts.

- Crisis situations: at the request of the Board of Directors, the Lead Director ensures that Corporate Governance allows the Company to cope with any exceptional crisis situations which it might confront. To this end, the specific mission that he was given by the Board of Directors on June 16, 2013, is now included in these duties.

- Assessment of the Board of Directors: the Lead Director may be called on to comment during the Governance and CSER Committee’s assessment of the work of the Board of Directors and its committees.

- Report on activity: the Lead Director reports on the performance of his/her duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite him/her to report on his/her work.

- Powers of the Lead Director:

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees.

- Calling of Board meetings/Agenda: the Lead Director can ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman. Moreover, the Shareholders’ Meeting of May 27, 2014 amended the Bylaws in order to allow the Lead Director to call a Board meeting if the Chairman is unable to do so and to chair Board meetings when the Chairman is absent.

- Information for directors: the Lead Director ensures that the Directors are able to carry out their duties in the best possible conditions, particularly that they have all necessary information ahead of Board meetings.

- Board Committees: the Lead Director is not barred from serving as Chairman of any Board committee. He/she may, on proposal of the committee’s Chairman, contribute to the work of the committees related to his/her duties.

- Resources: the Lead Director has access through Orange’s Management to all documents and information required to carry out his/her duties.

- Compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation he/she receives for this role. In addition, the Lead Director can be reimbursed, against receipts, for any expenses incurred in the execution of his/her duties, notably travel costs.

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5.2.2.8 Board and committee activities during the financial year

Board activities

The Board of Directors met fifteen times in 2014. These meetings had an attendance rate of 93%. Additional information on individual attendance at Board meetings is available in the section detailing the breakdown of attendance fees between the members. The average Board meeting lasts more than three hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its deliberations. The issues discussed by the committees are reported on to the Board of Directors.

In addition to the regular events in the course of the Company’s operations (review of operational performance, quarterly results, half-year and annual financial statements, review of budget, of risk factors, approval of Corporate Officers’ compensation, etc.), the Board studied strategic transaction opportunities in various regions, including in Spain with the preparation of a takeover bid on Jazztel and in the United Kingdom with the planned disposal of EE to the operator BT, as well as various transactions in the scope of consolidation, particularly in the AMEA region.

The Board regularly reviewed employee satisfaction survey indicators. It also reviewed and discussed the Annual Report on equal pay and gender equality in the workplace, in accordance with the principle of Balanced Representation between Women and Men within the Board of Directors.

In the fourth quarter of 2014, the Board of Directors adopted, on a recommendation by the Governance and CSER Committee, a long-term incentive plan for Corporate officers.

In accordance with the provisions of the Internal Guidelines, a meeting of the Board of Directors was dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems. This meeting was prepared by a joint meeting of the Audit Committee and the Governance and CSER Committee. From 2015, this meeting will be extended to the Innovation and Technology Committee.

In the first half of 2014, the Board of Directors was presented with the Group’s 2013 CSR Assessment, together with the comprehensive CSR Report. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

Finally, the Board of Directors included on its agenda the detailed and formal review of its work and that of its committees with a report on the assessment of its operation and a discussion on the recommendations prepared by the Governance and CSER Committee (see Section 5.2.2.9 Periodic review of the work of the Board of Directors and its committees).

Lead Director

During its meeting of May 27, 2014, the Board of Directors appointed Bernard Dufau as Lead Director, with the duties and powers provided for in the Internal Guidelines, and set Bernard Dufau’s compensation at 15,000 euros for financial year 2014, paid in the form of additional attendance fees. Bernard Dufau reported on the performance of his duties as Lead Director to the Board of Directors during its meeting of March 11, 2015 after having communicated his report to the CSER on March 10, 2015. The main topics covered in his report are:

- monitoring, in cooperation with the Governance and CSER Committee, of the regular review of Directors’ independence and any potential cases of conflicts of interest;

- confirmation that there are no exceptional situations that might threaten the Company’s Corporate Governance;

- the improvement in Directors’ working conditions, including the opening of a secure website that allows them to access Board and Committee files as well as other documents and information that help them fulfill their role;

- the Lead Director’s intervention on the agenda of the Board Meeting, accompanied by the preparation of draft documents related to the Florange law (see below Topics related to the Shareholders’ Meeting);

- contacts and meetings with Directors, particularly independent Directors, and the Company’s General Management.

Issues in connection with the Shareholders’ Meeting

On March 11, 2015, the Board of Directors discussed the draft resolutions to be submitted to the Shareholders’ Meeting of May 27, 2015. In this context, it also examined two topics with major implications for shareholders arising from the “Florange” Law of March 29, 2014: the introduction of double voting rights and the strengthening of the Board of Directors’ powers during a public offering.

The Florange law provides for double voting rights to be granted as from April 3, 2016, to all shares that can be shown to have been registered to the same shareholder for at least two years, unless the Bylaws are amended to opt out of this subsequent to the law taking effect.

The Florange law also ended the principle of Board neutrality during public offerings by authorizing the Board of Directors to take any decision that might cause the bid to fail subject to powers explicitly granted to Shareholders’ Meetings and to corporate interest, when the Board previously had to obtain prior approval from the Shareholders’ Meeting “to take any measure whose implementation is likely to cause the bid to fail, other than seeking other bids”.

These new measures have prompted a strong reaction from many shareholders, mainly institutional shareholders. As Lead Director, Bernard Dufau, careful to safeguard the interests of all shareholders and wishing also to report the views of some shareholders who see issues for Orange’s Corporate Governance, took the initiative of contacting independent directors with a view to debating the issue at a Board Meeting. The different points of view were aired at meetings of the Audit Committee on March 9, 2015 and the Governance and CSER Committee on March 10, 2015, at the initiative of Bernard Dufau and Mouna Sepehri, Chair of the Governance and CSER Committee, and the principle of a debate at Board level was accepted.

The debate was then taken by the Lead Director to the Board of Directors’ Meeting of March 11, 2015, with the Chairman’s agreement. The outcome of the discussion was that the majority of Board members did not wish to ask the next Shareholders’ Meeting to vote on an opt-out to the Florange provisions, citing the particular situation of the Company and its desire to promote a stable long-term shareholder structure. In the course of the discussions, among other points, the Board considered that its role was not to substitute for shareholders who, subject to certain conditions, were able to put a resolution to the vote at the Shareholders’ Meeting.

Committee activities

Audit Committee

The Audit Committee met ten times in 2014. These meetings had an attendance rate of 90%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, in particular with the Head of the Group Audit and Risk Control and Management Department and the Statutory Auditors, in order to review with them their respective action plans and the implementation of these plans.

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Financial Reporting

The Committee analyzed the statutory and consolidated financial statement for the 2013 financial year and the first half of 2014, together with the first and third quarter results for 2014, and verified that the processes for producing financial and accounting information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Reports and heard the Statutory Auditors’ Reports. It also examined the budget for the financial year and its update, significant risks and off-balance-sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

Internal Control and Risk Management

Before approving each set of financial statements, the Committee undertook a review of the significant litigation in which the Group is involved.

Moreover, the Committee examined in a joint meeting with the Governance and CSER Committee the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see Section 5.4.3 Summary of the work on internal control accomplished under Section 404 of the Sarbanes-Oxley Act).

Finally, the Committee examined the major risks with which the Group may or could be faced. It also ensured that the recommendations formulated by the Audit, Control and Risk Management Department after the internal audit assignments were correctly implemented. The findings of the audit assignments completed in 2014 as well as the agenda of the audit assignments to be undertaken during 2015 were also presented. A description of the main risks is given in Section 2.4 Risk factors, which is an integral part of the Management Report of the Board of Directors.

Management of Debt and Cash

The Committee regularly examined the Group’s policy on debt refinancing and cash management.

Plans for International Expansion

The Committee studied a number of potential strategic transactions in various geographies, including Spain (project to acquire Jazztel) and the United Kingdom (project to dispose of EE), as well as the AMEA region.

Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2014 and the financial terms of their work during the year. It also updated the rules on Statutory Auditor independence and approval of their fees.

These internal rules are part of Orange’s policy of systematic prior approval of the audit and other services provided by the Statutory Auditors with the aim of maintaining their independence and objectivity. They seek to limit the volume of services other than audit (or directly related to audit) and include a list of non-audit services banned as posing a potential threat to the independence of the Statutory Auditors. These rules apply to all the networks of the Group’s Statutory Auditors and in all Group entities. They comply with European and US regulations and AMF recommendations.

Finally, the Committee selected the Statutory Auditors and Alternate Statutory Auditors, whose nominations will be submitted to the Shareholders’ Meeting of May 27, 2015, to replace the auditors whose terms of office will expire during this Shareholders’ Meeting. At the end of the selection procedures carried out by an ad hoc committee responsible for hearing applicants and reviewing their application files, the Audit Committee submitted a recommendation for applications to the Board of Directors during its meeting of December 3, 2014.

Governance and Corporate Social and Environmental Responsibility Committee (Governance and CSER Committee)

The Governance and CSER Committee met nine times in 2014. These meetings had an attendance rate of 93%.

Compensation of directors and officers

The Committee determined the targets’ proposals and calculation methods for the variable portion of the compensation of the Chairman and Chief Executive Officer and the Chief Executive Officer Delegate for 2014. The calculation of the variable portion of corporate officer compensation is based on a weighted average of four indicators that focus on the Group’s growth, profitability, service quality, and CSR performance. The indicators and their relative weighting are described in Section 5.3.1 Compensation of directors and officers.

It also determined the targets’ proposals for Corporate officers in 2015.

In addition, the Committee was asked to set up a long term incentive plan for Corporate officers and members of the Executive Committee, to which they devoted three sessions in June, July and October 2014. This plan took effect on January 1, 2015, following its adoption by the Board of Directors in December 2014. It is detailed in Section 5.3.1, Paragraph Change in the structure of compensation of Corporate officers. Lastly, the Committee prepared the breakdown of attendance fees for directors and defined their allocation, as described in Section 5.3.1 Compensation of directors and officers.

Governance and operation of the Board

The Committee considered the Chairman’s 2013 report on governance and internal control.

It also reviewed, like every year, each of the Board members’ positions in terms of the independence criteria set out in the Afep-Medef Code. This review allowed it to propose to the Board that it qualify seven directors as independent according to the Afep-Medef Code.

In addition, with a view to enhance the Group’s governance, the Committee recommended to the Board, who adopted it, an update of the Board of Directors’ Internal Guidelines, providing in particular for the creation of a new Committee dedicated to innovation and technology, the regular meeting of a strategic seminar, as well as the ability for the Board to appoint a Lead Director. The latter’s duties and powers were provided in the Internal Guidelines.

Nomination

The Committee discussed the composition of the Board of Directors and proposed that the Board submit a resolution to the Shareholders’ Meeting to renew Stéphane Richard’s term of office and appoint Mouna Sepehri’s as director. It also recommended to the Board of Directors to renew the terms of office of Stéphane Richard as Chairman and Chief Executive Officer, and of Gervais Pellissier as Chief Executive Officer Delegate.

CSER, ethics, compliance

The Committee reviewed the Group’s corporate social and environmental responsibility policies. It examined the major achievements and the 2013 summary of this work and monitored the implementation of the CSER reporting obligations introduced by the French Grenelle 2 law. The Committee reported to the Board of Directors on its work on this subject.

The Committee also discussed the major CSER issues for the Group, and in particular, reviewed the update of the follow-up on the topics related to radio waves.

The Committee also examined the Ethics Committee’s Annual Report on the Group-wide actions to implement the ethical practices program (see Section 5.6 Corporate social and environmental responsibility - Ethics Committee).

An update on the roll-out within the Group of the program to prevent corruption was presented to the Committee and a statement presented to the Board of Directors.

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Labour

The Committee monitored changes in the half-year indicators of the employee satisfaction survey. The Annual Report on equal pay and gender equality in the workplace was presented in detail, and the Committee prepared the deliberations for the Board.

Innovation and Technology Committee (ITC)

The ITC has met three times since its creation in March 2014. These meetings had an attendance rate of 91%.

The Committee reviewed a presentation of the organization of Orange’s innovation chain within the IMT (Innovation, Marketing and Technology) department.

In addition, it examined how the Group was managing risks arising in terms of cybercrime and network and data security.

Finally, the Committee contributed to the strategic planning on key innovation issues of the Essentials2020 plan.

Strategic Seminar

As part of its Internal Guidelines, as reviewed in March 2014, it was planned that a strategic seminar gathering all members of the Board of Directors would take place twice a year, and formally replace the Strategy Committee. This seminar gathered all of the members of the Board of Directors in July 2014, and subsequently, as part of a one-day seminar, all of the members of the Board of Directors and the Executive Commitee in December 2014. These meetings allowed members to view presentations on and discuss the Group’s financial, strategic, social and regulatory positions, as well as the results of actions undertaken in France and around the world. The major strategic issues in the Group’s markets were also presented and in-depth discussions ensued, with a view to prepare the Group’s strategy for 2020.

5.2.2.9 Periodic review of the work of the Board of Directors and its committees

In late 2013, the Board of Directors decided to continue using, for 2014, the self-assessment method used in 2011-2012 to assess its operation, and that of its committees, based on a questionnaire guided by an external consultant and supplemented by a number of targeted interviews with the Chairman and Chief Executive Officer, the Chairs of the various committees and any director so wishing.

Following the selection process undertaken by the Governance and CSER Committee, the Board of Directors chose a firm with substantial experience, in-depth practical knowledge of the governance of CAC 40 companies and a sound methodology as regards the development of the assessment of the Board of Directors of Orange and of its committees. This firm had worked on the 2012 assessment and was thus in a position to compare the recommendations made then with the situation in 2014. This consultant set up and implemented a schedule of the various stages of the assessment process and designed a questionnaire, revised since the last assessment, along with individual interviews. He also examined the skills and engagement of the members of Board of Directors in the procedures and how the recommendations issued in 2012 had been implemented.

The assessment report and recommendations were submitted and discussed in the Governance and CSER Committee and in the Board of Directors during a session in October 2014. The Board of Directors noted that the recommendations issued in 2012 had essentially been implemented or enhanced, particularly with an increased vigilance so as to communicate to the directors, in the best possible ways, the relevant records and information in relation to the performance of their duties, the changes of the Strategy Committee towards the setup of a periodical seminar, regular information on the outcome of the strategic decisions previously made, and the coordination of the work of the Audit Committee and CSER Committee, complemented in 2014 by that of the Innovation and Technology Committee in terms of risks. In addition, the support policy in integrating and training directors and the regular facilitation of presentations, including in terms of innovation, and visits to technical sites (data center in 2014) continued.

As for training, certain directors, particularly employee-directors, also received specialized academic training to deepen their expertise, including in governance, and specific internal or external training are also available, including for new directors.

During this session of October 22, the Board of Directors highlighted the following core areas for improvement for 2015-2016:

- continuing the enhancement of the Board of Directors’ engagement in the analysis of the strategic options and the development and follow-up of the next strategic plan, through:

- an in-depth examination by the Board of Directors, notably of Orange’s relative performance compared to its competitors, the situation and challenges of main operations in France or abroad, and the threats to the Group’s business model,

- increased directors’ participation in preparing and setting the agenda of the strategic seminar, reflections aimed at providing a vision to the strategy in the longer term, the submission in the strategic seminar of Orange’s position and perspective in relation to its international and French competitors, and the presentation of the major options contemplated even if they were not adopted by the General Management;

- considering, with the Governance and CSER Committee and the Chairman and Chief Executive Office, how to increase sectoral expertise, international expansion and diversity within the Board of Directors;

- enhancing the directors’ effective flow of communication and information, including on the following:

- monitoring strategic decisions taken by the Committee,

- majors changes likely to affect Orange’s position (with earlier consultation of the Board of Directors regarding certain strategic decisions in a very fast growing sectoral environment),

- more generally, technological changes as well as the latest news from the sector and Orange;

- specifying the CSER Committee’s role in reviewing succession plans, including those of Corporate Officers, and in detecting and retaining talents.

These improvements are now being implemented.

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5.2.3 Operation of the General Management

5.2.3.1 Form of exercise of General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation, because it allows the Company to benefit from the business knowledge and experience of the Chief Executive Officer, while optimizing coordination of operations within the Group and facilitating agile decision-making.

Against this background, the presence of a Chief Executive Officer Delegate since November 2011 and a Lead Director with significant duties and powers (referred to in the Bylaws) since May 2014, as well as frequent meetings of the Board of Directors (15 meetings in 2014) and its committees help ensure a balance of power. In addition, the three committees of the Board of Directors’ (Audit Committee, Governance and CSER Committee and Innovation and Technology Committee) are chaired by an independent director. All directors were consulted during the assessment process in June 2014, and combining the roles of Chairman and CEO was considered to be appropriate given the Company’s situation. The same outcome was noted in 2012 during the previous assessment.
5.2.3.2 Limits set on the Chairman and CEO’s authority

The Chairman and Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the Company purpose and subject to those limits that the law and Internal Guidelines of the Board of Directors expressly reserve for the latter. He is supported in this task by the CEO Delegate and the Executive Committee.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chairman and Chief Executive Officer must obtain the Board’s prior authorization before committing the Company to:

- investments or divestments exceeding 200 million euros per transaction falling within the scope of consolidation, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

- any new capital expenditure (excluding the acquisition of telecom spectrum) under the Group’s major multi-annual technology programs in its main territories (such as FTTH, 4G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

In addition, the acquisition of telecom spectrum by the Group in the territories representing at least 10% of the consolidated revenues may be subject to prior presentation to the Board of Directors, with the latter setting a maximum auction price.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer or, as the case may be, the Chief Executive Officer Delegate, must also obtain annual authorization from the Board of Directors, within ceilings determined by it, to allow the Company to issue bonds or equivalent securities or arrange syndicated bank facilities.

5.2.3.3 Executive Committee and Group governance committees

Under the authority of the Chairman and Chief Executive Officer, the Executive Committee is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, labour relations and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are held weekly.

Stéphane Richard has delegated a whole series of powers and signing authority to each member of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply, or oversee, the implementation of its directives throughout the Group. The main committees that affect Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each commitee has adopted internal guidelines or a chart defining their operating and deliberation procedures. They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

The Investment Committee, which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Deputy CEO in charge of Finances and Strategy and includes four other permanent members: the Chief Executive Officer Delegate, the Deputy CEO in charge of the Group General Secretariat, the Senior Executive Vice-President in charge of Innovation, Marketing and Technology and the Deputy CEO in charge of Customer Experience and Mobile Banking. Its role is to review projects implying financial commitments, off-balance sheet commitments and extra-financial implications for the Group. The Committee has a decision-making power on investment projects in IT and service platforms as well as bids in response to tender offers on the Enterprise market exceeding 10 million euros, and on other investment projects exceeding 30 million euros (including in both cases implied operational expenses). It also has a recommendation-making power on mergers and acquisitions and on agreements with MVNOs or public-to-private service concessions. This committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee, chaired by the Deputy CEO in charge of Finances and Strategy, sets the guidelines for managing the Group’s debt, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks on financial transactions over the coming months. It also reviews past management (completed transactions and financial results). The Treasury and Financing Committee meets quarterly.

The Tax Committee, which operates under the authority of the Deputy CEO in charge of Finances and Strategy, is chaired by delegation by the Group Deputy CFO. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year; however, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met twice in respect of 2014.

The Claims and Commitments Committee, which is chaired by the Deputy CEO in charge of the General Secretariat, examines the Group’s major lawsuits and commitments, in order to ensure, in particular, that the related risks are taken into consideration as accounting provisions. The Committee’s mandate also includes

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approving the information in the notes to the financial statements, on major lawsuits and unrecognized commitments. The Committee met six times in 2014, as part of the closing process of the full-year, half-year and quarterly financial statements.

The Risks Committee which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Deputy CEO in charge of Finances and Strategy. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist Senior Management in its risk management reporting to the Audit Committee and Board of Directors. The Committee also ensures that Internal Control and Internal Audit Plans are in line with these objectives. In this respect, it validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It is also kept informed of the main internal control work. In 2014, the Committee met four times.

The Employment and Skills Committee, which operates under the authority of the Chairman and CEO, is chaired, by delegation, by the Deputy CEO in charge of Human Resources. It is made up of members of the Executive Committee or, by delegation, of their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The Committee generally meets once a week.

The Disclosure Committee is placed under the authority of the Deputy CEO in charge of Finances Strategy. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant directors within the accounting, legal, internal audit, controlling, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality, of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by Orange SA, especially the consolidated financial statements, the Annual and half-yearly Financial Reports, the quarterly financial information, the Registration Document filed with the AMF, the Annual Report on Form 20-F filed with the SEC, and any press releases containing financial information. In addition, the Committee looks at financial communications from the principal listed subsidiaries. It met 16 times in 2014.

5.3 Compensation and benefits paid to Directors, Officers and Senior Management

5.3.1 Compensation of directors and corporate officers

The Company refers to the Afep-Medef Corporate Governance Code for listed companies as a general baseline, in particular for compensation matters. The tables below follow the Code’s classification system.

Table 1 - Summary of the compensation, stock options and shares allocated to each corporate officer(1)

(in euros)	2014	2013
Stéphane Richard
Gross compensation in respect of financial year (detailed in Table 2)	1,324,440	1,188,811
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
Total	1,324,440	1,188,811
Gervais Pellissier
Gross compensation in respect of financial year (detailed in Table 2)	1,073,260	919,005
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
Total	1,073,260	919,005

(1) The tables are numbered in line with the AMF recommendation of December 22, 2008 on the information to be included in the Registration Documents relating to compensation paid to directors and corporate officers.

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Table 2 - Summary of the compensation paid to each corporate officer

	2014		2013
Gross amounts (in euros)	Amounts paid in respect of financial year	Amounts paid during the financial year	Amounts paid in respect of financial year	Amounts paid during the financial year
Stéphane Richard
Fixed compensation	900,000	900,000	900,000	900,000
Variable compensation	418,711	153,800	284,026	390,677
Multi-year variable compensation	0	0	0	0
Exceptional compensation	0	0	0	0
Attendance fees (1)	0	0	0	0
Benefits in kind	5,729	5,729	4,785	4,785
Total	1,324,440	1,059,529	1,188,811	1,295,462
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	460,754	299,170	299,170	207,779
Multi-year variable compensation	0	0	0	0
Exceptional compensation	0	0	0	0
Attendance fees	na	na	na	na
Benefits in kind	12,506	12,506	19,835	19,835
Total	1,073,260	911,676	919,005	827,614

(1) Stéphane Richard has waived his right to receive attendance fees.

na: not applicable.

The compensation of the Chairman and Chief Executive Officer, and of the Chief Executive Officer Delegate, is set by the Board of Directors on the basis of a proposal by the Governance and CSER Committee.

Variable compensation

Indicators used to determine variable compensation

In 2014, the structure of annual variable compensation was the same as in 2013. The only change was the replacement of the "EBITDA - CAPEX" indicator by the "restated EBITDA" indicator, on which the Group has focused its communication. As in 2013, the annual variable portion of corporate officer compensation was based on a weighted average of four indicators based on the Group's growth, profitability, service quality and social performance. These indicators are:

- the rate of revenue growth on a comparable basis (in the proportion of 20%). For the Chairman and CEO, the target pro forma revenue growth is measured “excluding regulatory impact.” The criterion for the CEO Delegate is pro forma revenue growth;

- restated EBITDA (30%) - see Section 8 - Financial glossary appendix;

- a composite indicator linked to the quality of service delivered to the Group’s consumer and enterprise customers (20%): the mass market customer experience for the consumer market, weighted at 75%, and the global B2B customer experience for the Enterprise market, weighted at 25%;

- a composite social performance indicator (30%). The latter indicator reflects improvement measured by five human resources-related management indicators based on a semi-annual performance chart (50%) and five social categories measured by semi-annual surveys of a representative sample of employees in France (also 50%).

If these objectives are met, Stéphane Richard and Gervais Pellissier are entitled to a variable portion equal to two-thirds of their fixed compensation; should the objectives be exceeded, they are entitled to a variable portion equal to 100% of their fixed compensation.

Targets and results achieved

Growth in revenues

The pro forma revenue growth targets set for Stéphane Richard and Gervais Pellissier in 2014 were in line with the Group budget.

For Stéphane Richard, negative growth of -1.6% (compared with -2.6% in 2013), excluding the impact of regulatory measures, triggered the indicator for an end result of 0.035 on the basis of the elasticity curve (which has a trigger point of -2%) and indicator weighting.

For Gervais Pellissier, negative growth of -2.5% (compared with -4.5% in 2013) also triggered the indicator for an end result of 0.277 on the basis of the elasticity curve (which has a trigger point of -3.92%) and indicator weighting.

Restated EBITDA

The restated EBITDA target set for Stéphane Richard and Gervais Pellissier for 2014 was also in line with the Group budget. With restated EBITDA reaching 12,190 million euros, the target was exceeded and application of the elasticity curve and indicator weighting put the result at 0.318.

Service quality

In 2014, the target for the mass market customer experience indicator was 75.5; the final figure was 75 versus 74.5 in 2013.

For the global B2B customer experience indicator, the target was set at 100% and the final figure was 101.6%, versus 98.42% in 2013.

The elasticity curve and indicator weighting gave a valuation of 0.189.

Social performance

The target was to achieve overall progress in the ten indicator components between two consecutive half-year periods. The annual recorded result was the average of the indicator values for the first and second halves of 2014.

The end result was (0.5+4)/2 = 2.25; the elasticity curve and indicator weighting valued social performance at 0.368.

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Calculation of the variable portion

The combination of the four indicator values results in a coefficient of 0.910 for Stéphane Richard and 1.152 for Gervais Pellissier.

The application of these results to the variable target of 66.66% yields the following results:

- For Stéphane Richard: the calculated variable portion is 900,000 euros multiplied by 66.66% multiplied by 0.910 = 545,945 euros, or 60.66% of his fixed compensation;

The variable portion which was allocated to him was 418,711 euros, representing 46.52% of his fixed compensation, after consideration by the Board of Stéphane Richard’s decision not to make Orange bear the cost of the exceptional tax applicable to high salaries.

- For Gervais Pellissier: the calculated variable portion is 600,000 euros multiplied by 66.66% multiplied by 1.152 = 460,754 euros, representing 76.79% of his fixed compensation.

The Chief Executive Officer and the CEO Delegate are not entitled to benefit from incentive agreements or employee profit-sharing agreements.

Benefits in kind

Stéphane Richard and Gervais Pellissier each have a company car with chauffeur and consulting firm services for personal legal assistance relating to their role capped at 100 hours a year for the Chief Executive Officer, and 20 hours for the CEO Delegate. They are also provided with a telephone line with unlimited calls, plus equipment, particularly computers, needed to perform their duties.

Miscellaneous

Stéphane Richard and Gervais Pellissier are enrolled in the Orange Group’s death and disability and supplemental health insurance plans, which is applicable to corporate officers.

Table 3 - Attendance fees and other compensation paid to non-executive Directors

Attendance fees

	Amounts paid in 2015 (in respect of the 2014 financial year)	Amounts paid in2014 (in respect of the 2013 financial year)	Amounts paid in 2013 (in respect of the 2012 financial year)
Directors
Daniel Bertho (1)	44,535	5,778	na
Bpifrance Participations	36,790	19,917	na
Jean-Luc Burgain (1)	60,026	50,000	21,333
Ghislaine Coinaud (1)	52,280	34,000	29,000
Bernard Dufau	84,230	58,000	53,000
José-Luis Durán	46,472	30,000	26,000
Charles-Henri Filippi	54,217	46,000	45,000
Daniel Guillot (1)	58,089	50,000	43,000
Claudie Haigneré	42,599	34,000	27,000
Helle Kristoffersen	47,440	32,000	29,000
Antoine Saintoyant (2)	60,026	28,278	na
Mouna Sepehri	14,442	na	na
Henri Serres (2)	58,089	37,694	na
Jean-Michel Severino	60,026	46,000	33,000
Former directors
Caroline Angeli (1)	na	42,194	35,000
Olivier Bourges (2)	na	1,778	15,639
Jean-Dominique Comolli (2)	na	na	25,361
Pascal Faure (2)	na	1,278	30,000
Pierre Graff (2)	na	10,083	24,000
Marc Maouche	na	na	23,667
Muriel Pénicaud	30,739	58,000	39,000
Total	750,000	585,000	499,000

(1) Attendance fees paid, at the request of the directors concerned, to their trade union.

(2) Attendance fees paid to the French Treasury Department.

na: not applicable.

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Annual Shareholders’ Meeting. The resolution approved remains valid until a new resolution is adopted. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros, due notably to the increased work of the Board’s committees.

Within the limit decided by the Shareholders’ Meeting, and on a proposal from the Governance and CSER Committee, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules.

Directors receive a fixed annual amount (10,000 euros), and a variable amount based on their attendance at Board and Board committee

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meetings and on the functions that they perform within the committees. For the meetings attended in 2014, the directors received:

- 2,000 euros per meeting of the Board of Directors;

- 2,000 euros per meeting of the Audit Committee, the Governance and CSER Committee or the Innovation and Technology Committee;

- 1,000 additional euros per meeting of committees of which they are the Chair.

Bernard Dufau also received 15,000 euros in gross compensation in the form of additional attendance fees for his role as Lead Director (see Section 5.2.2.8 Board and committee activities during the financial year).

Attendance fees paid to directors representing the French government are paid to the French Treasury. In addition, the directors elected by the employees have requested that their attendance fees be paid to their trade union.

Other compensation

The table below shows the compensation paid to the directors elected by the employees and to the director elected by the Shareholders’ Meeting to represent the employee shareholders, excluding attendance fees (already mentioned above).

Gross amounts (in euros)	Amounts paid in 2014	Amounts paid in 2013
Daniel Bertho	39,986	2,614 (1)
Jean-Luc Burgain	67,343	62,392
Ghislaine Coinaud	36,893	35,704
Daniel Guillot	78,947	76,406

(1) As of December 3, 2013.

With the exception of this compensation, non-executive directors receive no compensation other than attendance fees.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his term.

Table 4 - Stock options allocated to each corporate officer during the financial year

Orange did not set up any stock-option plans in 2014. As a result, during the 2014 financial year, neither Orange SA nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares to corporate officers.

Table 5 - Stock options exercised by each corporate officer during the financial year

Stéphane Richard has no option to purchase or subscribe for shares.

Gervais Pellissier, the only corporate officer to have received options, did not exercise any of them during the 2014 financial year (see Table 8 below).

Table 6 - Performance shares allocated to each corporate officer during the financial year

During the 2014 financial year, neither Orange SA nor any other of the Group’s companies granted any performance shares to corporate officers.

Table 7 - Performance shares vested to each corporate officer during the financial year

None.

Table 8 - History of stock-option grants

Stock options granted by Orange SA (formerly France Telecom SA)	Plan October 2005	Plan March 2006	Plan May 2007	Total
Date of Shareholders’ Meeting authorizing the plan	9/1/2004	9/1/2004	9/1/2004
Date of Board Meeting granting the options	10/26/2005	3/8/2006	5/21/2007
Number of beneficiaries	3,747	165	1,152
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
o/w options granted to Orange SA corporate officers:
- Gervais Pellissier	13,570	41,430	53,000	108,000
options granted to top ten beneficiary employees	645,000	121,350	605,000	1,371,350
First possible vesting date	10/26/2008 (1)	3/8/2009 (1)	5/21/2010
Expiration date	10/26/2015	3/8/2016	5/21/2017
Stock option exercise price	€23.46	€23.46	€21.61
Number of options exercised during the 2014 financial year	0	0	0	0
Total number of options exercised at 12/31/2014	53,490	0	43,500	96,990
Total number of canceled options at 12/31/2014	3,442,538	266,960	1,929,000	5,638,498
Total number of options outstanding at 12/31/2014	11,020,417	269,970	8,120,800	19,411,187

(1) For non-French resident beneficiaries.

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Stock options granted by Wanadoo

The last stock-option plan granted by Wanadoo expired on November 26, 2013.

Stock options granted by Orange

Following the merger of Orange Holding SA (formerly Orange) and Orange SA (formerly France Telecom) effective July 1, 2013, stock-option plans granted by Orange Holding SA were dissolved. However, Orange SA has pledged to allow beneficiaries of options granted by Orange Holding SA to receive cash in an amount equal to the sum they would have received upon exercising their options.

At December 31, 2014, the equivalent of 15,936 options continued to benefit from this commitment until May 13, 2015, at a price of 16.66 euros each. No options were exercised in 2014.

The various stock-option and share-purchase plans granted by Orange SA and its subsidiaries are also described in Note 5.3 to the consolidated financial statements.

Table 9 - Stock options granted to the top ten non-corporate officer employees and options exercised by them

None.

Table 10 - History of bonus share grants

Orange introduced a free share award plan on July 27, 2011, covering 16.7 million shares and approximately 150,000 employees in France and abroad who decided to take part. The Group’s corporate officers and the members of the Executive Committee were not beneficiaries of this plan.

Final vesting of these shares was subject to:

- a performance condition: achievement of a cumulative aggregate (EBITDA - CAPEX) of 27 billion euros over the period 2011-2013, excluding exceptional items; and

- a condition of employment in the Group during the term of the plan.

Subject to fulfillment of these conditions, the shares would have vested on July 27, 2015. The Board of Directors meeting on March 5, 2014 however confirmed that the performance criterion had not been fulfilled. Consequently, the free share award plan was terminated, and no shares were awarded in this respect. As regards the use of shares, see Sections 5.6.1.2 Compensation (Offer reserved for employees: Cap’Orange) and 6.1.4 Treasury shares held by or on behalf of the issuer or its subsidiaries - Share buyback program.

Table 11 - Other benefits granted to corporate officers

Corporate officers	Employment Contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Gervais Pellissier	No	No	No	No

Stéphane Richard

Stéphane Richard’s employment contract was rescinded on March 1, 2010 when he was appointed as Chief Executive Officer. He is no longer eligible for the supplemental retirement plan set up for employees classified as “off the matrix.” He would not receive deferred compensation in the event of his term as Chairman and CEO being terminated.

Gervais Pellissier

Employment Contract

Gervais Pellissier’s employment contract was suspended on November 1, 2011 when he was appointed as CEO Delegate. This suspension will end at the same time as his term as CEO Delegate.

The contractual termination settlement provided for members of the Executive Committee (see Section 5.3.2 Compensation of members of the Executive Committee) and applicable to Gervais Pellissier was suspended together with his employment contract.

Should this contract be reactivated, Gervais Pellissier would be eligible for a fixed contractual settlement equal to fifteen months of his annual gross base and variable compensation, provided that Orange decides to terminate his contract before he reaches the legal retirement age. The base used to calculate the settlement would be the last 12 months of his compensation as an employee. The settlement would also include any severance pay potentially due to him.

Eligibility for the defined benefit pension plan

Gervais Pellissier is not eligible for this plan, as he is a corporate officer. In any event, he does not meet the requirement of seven years’ service to qualify for this plan. He joined the Group on October 17, 2005, and his seniority in respect of the pension plan has been frozen since his appointment as a corporate officer on November 1, 2011.

Should Gervais Pellissier remain within the Group from the end of his term of office until his retirement (the condition for benefiting from the plan), the period during which he was a corporate officer would not be taken into account, in terms of either seniority or pay, in the calculation of his pension.

Change in the structure of compensation of Corporate Officers

The Board of Directors opted to change the compensation structure for the Chairman and Chief Executive Officer and that of the Chief Executive Officer Delegate as of 1 January 2015, with the implementation of a long-term incentive plan (LTIP). The aim of the LTIP is to enable Corporate Officers to be compensated for long-term performance over three-year periods. This is not possible under the current set-up, whereby compensation is only based on fixed annual compensation and an annual variable portion. This change reflects the Group’s upcoming strategic project.

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The Board of Directors agreed to this change and chose to support it through three key principles:

- a total annual maximum compensation that is stable compared to the current maximum compensation;

- a variable portion of up to 60% of the fixed annual compensation when targets are achieved, the current level being 66.66% when targets are achieved (this can rise to 100% in the event that targets are exceeded);

- stringent criteria for the LTIP: Orange’s Total Shareholder Return (TSR), on a relative basis, compared with that of the eurostoxx 600 reference index and the change in Orange’s market share value, for which achievement will be assessed on a hit or miss basis. Each of these criteria has an equal weight of 50%. The overall results will then be adjusted by +/-15% based on the achievement of targets determined within the new strategic plan and submitted to the Board of Directors for approval.

The annual amount of the LTIP, when targets are achieved, will form 40% of the fixed annual compensation and will be capped at the same level. If targets are reached, the first payment of the LTIP will take place in May 2018.

For 2015 and 2016 which are not affected by the launch of the LTIP, (payment of the annual variable portion in March 2016 and March 2017), the maximum amount of the variable portion remains unchanged and is capped at 100% of the fixed annual compensation.

The Board of Directors has renewed the 2014 variable portion indicators for 2015. Their respective weighting has been adapted to factor in the change in variable compensation if objectives are achieved, which has dropped from 66.66% to 60% with the roll-out of the LTIP on 1 January 2015: pro forma revenue growth rate (excluding the impact of regulatory measures for the Chairman and Chief Executive Officer) accounts for 20%; restated EBITDA, 30%; service quality, 17%; and social performance, 33%.

5.3.2 Compensation of members of the Executive Committee

The total gross amount of compensation paid in respect of the 2014 financial year (on a pro rata basis in the event of departures and appointments midway through the year) by Orange SA and its controlled companies to all of the Orange Executive Committee members, excluding employer expenses, was 9,045,413 euros, compared to 8,684,272 euros in 2013, i.e. an increase of 4.16%. This increase is due to the increased variable portion figures as a result of Group performance in 2014. It can also be explained by the development and strengthening of the Executive Committee, the full effects of which will be felt in 2015, which also generated end-of-contract termination payments. The Executive Committee’s compensation nevertheless remains below that of 2012 by more than 10%.

This amount includes all compensation paid during the 2014 financial year: gross salaries, bonuses (including variable portions), benefits in kind and profit-sharing, as well as bonus shares as part of the Cap Orange plan. However, it does not include incentive bonuses or any employer contributions that will be made in relation to employee savings plans, as these amounts were not known at the time of writing (incentive bonuses and employer contributions paid in the first half of 2014 in respect of 2013 totaled 127,214 euros).

The employment contracts of the members of the Executive Committee include a clause providing for contractual severance pay up to a maximum of 15 months’ salary based on total annual gross salary (including any termination pay provided for by industry-wide collective agreements).

The members of the Executive Committee do not receive attendance fees for the positions they hold in Orange Group’s subsidiaries.

During the 2014 financial year, they received no stock options or performance shares from Orange SA, or from any other company within the Group.

The compensation structure for members of the Executive Committee changed on 1 January 2015 with the roll-out of a Long-term Incentive Plan (LTIP), for which the performance criteria is identical to that applicable to Corporate Officers (see Section 5.3.1 above).

Stock options granted to the top 10 non-corporate officer employees and options exercised by them

During the 2014 financial year, neither Orange SA nor any other of the Group’s companies granted employees with stock options.

During the 2014 financial year, no options were exercised by employee beneficiaries (see above Table 8 - History of Stock Option Grants).

5.3.3 Provisions for pensions, retirement, and other benefits

See Note 19 to the consolidated financial statements Executive Compensation (Section 4.1).

At December 31, 2014, no director or corporate officer was eligible for retirement benefits from Orange.

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5.4 Risk management

A permanent improvement process is in place in order to continually improve internal control and risk management within Orange.

The risk management and internal control system consists of an organization, procedures and controls implemented by Management and all staff under the responsibility of the Board of Directors, and is intended to provide reasonable assurance that operating targets are met, that current laws and regulations are complied with, and that the financial information is reliable. It is notably implemented in compliance with the US Sarbanes Oxley Act, the French Financial Security Act of July 17, 2003 and the Government Order of December 8, 2008 transposing the 8th European Directive. Policies and procedures relative to quality assurance, ethics, compliance and security also contribute to risk management policy.

In addition, the Group’s Inspector General, reporting directly to the Chairman may conduct, exclusively on the Chairman’s request, reviews or surveys that could cover any Group entity. He is informed about the work of General Control and Internal Audit and may request their input. The Group Inspector General sits on the Risk Committee.

In accordance with the provisions of the 8th European Directive, the Audit Committee of the Board of Directors is, among its other duties, in charge of monitoring the effectiveness of the internal control and risk management systems (see Section 5.2.2.6 Board Committees).

5.4.1 Audit, Control and Risk Management

5.4.1.1 Main functions involved in steering the internal control system

The Group Audit, Control and Risk Management Department (DACRG) reports to the Deputy Chief Executive Officer in charge of Group Finance and Strategy. It gathers within one single body the following functions: Risks Management, Internal Audit, Internal Control, General Control, Fraud and Revenue Assurance, Credit Management and the Finance Support team.

Its role is to lead Group internal control and risk management activities and provide management with an assessment of the overall system. Its aim is to provide an integrated assurance which truly addresses operational needs and concerns by building on a team of experts and co-designing innovative approaches, remaining close to the business, whilst maintaining the independence nature of Internal Audit.

The internal control continuous improvement process includes regular updates of the fraud prevention processes for which updated modules are issued on a regular basis, the roll out of risk management training provided to Directors and Chief Executive Officers of the subsidiaries and through the implementation of a self-assessment approach, the Orange IC Book, which enables entities to evaluate their level of risks compared to that expected by the Group.

Internal Audit

The Group’s Internal Audit team consists of approximately 70 qualified auditors who work for all of the Group’s entities on a shared service basis and are mainly located in France. However there are also local audit teams which are mainly located in those operator subsidiaries that not fully owned by the Group (primarily in Europe at Orange Polska and Mobistar, and in Africa in particular at Sonatel). In France and Poland, Orange’s Internal Audit is certified on an annual basis by IFACI Certification, based on the professional benchmark for internal audits (known as RPAI in French).

The joint operations with Deutsche Telekom (EE, Buyin) are subject to audits conducted jointly by the Group’s and Deutsche Telekom’s Internal Audit departments. The EE joint venture, created by merging Orange and Deutsche Telekom’s businesses in the United Kingdom, has its own Internal Audit team.

By means of its audit assignments, Internal Audit helps the Group to maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its ongoing improvement. The recommendations arising from internal audit assignments are systematically monitored and lead in particular to action plans that are drawn up and implemented by the Group’s divisions and subsidiaries. These assignments include, among others, checks performed at the request of the Group’s Internal Control Department as part of the systematic assessment of internal financial control, particularly tests of the operating effectiveness of the internal control system and cyclical audits performed on the internal control system of smaller subsidiaries. Internal Audit also contributes to the approach of risk identification, assessment and processing through the results of its audit assignments and its recommendations.

Risk Management

Group Risk Management defines the Orange group’s strategy and approach to risk management. To this end, it oversees the risk management activity and follows up on action plans, drawing on the network of risk managers in the Group entities and subsidiaries. It is also responsible for identifying major risks for the Risks Committee and for driving the risk management methodology and framework.

General Control

General Control, at the request of Executive Committee members or their respective management committees, investigates cases related to, for example, suspected frauds that may have an impact at Group level. It carried out 14 engagements in 2014. Investigations with less impact are conducted at the country level by investigators who are in most cases dedicated full time to this task. The network of investigators includes four geographical units in France, making it possible to cover the entire country. There are also investigative units in the major countries where the Company does business, among others in Poland and Spain.

Fraud and Revenue Assurance

Group Fraud and Revenue Assurance (GFRA) defines the Orange group’s strategy and approach to fraud prevention and detection, as well as to the assurance of the Group’s revenues. To support deployment of this strategy, GFRA works very closely with their Internal Control and Risk Management colleagues, along with other corporate and local entity teams.

Orange has adopted a risk-based approach to the management of fraud. GFRA constantly monitors existing and new fraud risks as well as any new fraud related legislation. This enables Orange to take into account changes in the fraud risk environment and to adapt its anti-fraud strategy accordingly. GFRA maintains the Group’s fraud risk map, which covers all anticipated risks in this domain (including, for example, risks of money laundering, impersonation, missing trader VAT carousels and terrorist financing).

Orange has preventative controls in place to reduce the probability of frauds which may constitute a major risk. Since prevention cannot be 100% effective, the Group has also defined a control framework designed to detect instances of fraud. Any cases or suspicions

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identified through these controls are investigated and are processed in compliance with the law and our ethical standards.

Orange believes that in order to manage fraud risk and to assure revenues, the cost of fraud and revenue leakage must be managed at a local level and consolidated at Group level so that major incidents can be analyzed and treated, and any emerging trends identified. With regard to the production of Group financial information, the approach defined by GFRA includes such applicable risks as frauds committed by management or fraud within the financial statements.

Internal control

The Group Internal Control Department is charged with, among other responsibilities, ensuring overall management and assessing the quality of the internal financial control system for the whole of the Group. In this capacity, the Group Internal Control Department is responsible for managing the ongoing program to improve the internal financial control processes.

The Group Internal Control Department develops a methodology, the tools necessary to apply it, and a yearly work plan. It manages the roll-out of the internal control system and ensures its effectiveness with all Group managers, relying on the heads of the governance committees, the persons in charge of the control environment domains within the Group and the Internal Control Departments of the operating entities. The department monitors the results of the work performed within the Group in order to meet the required quality level.

In this context, the Group Internal Control Department is in charge of:

- coordinating the local internal control departments and the persons in charge of the control environment within the Group, giving them the support and advice that they need to ensure the quality of their system and control it;

- ensuring that the action plans presented to the Risk Committee and subsequently to the Audit Committee of the Board of Directors, if applicable, are implemented and monitored;

- producing the reports required by regulations for shareholders and for financial market oversight authorities.

The role of the local Internal Control functions is to assist the operating managers of their entities, in order to help them structure and maintain an efficient internal control system, which meets both their own and the Group’s requirements.

In this context, the local Internal Control departments apply the directives issued by the Group’s Internal Control Department within their own entity, and ensure the smooth running of the system at their own level. They are in charge of applying the methodology and providing training and support for operating staff, as well as monitoring the progress of the action plans.

Credit Management

The Group’s Credit Management Department is charged with minimizing the financial risks associated with the credit granted to our customers. Its purpose is to have a consolidated vision of the credit risks with our clients and partners and to implement tools that allow these risks to be managed. In order to do this, it depends on local teams or contacts and on the processes in place in each operational entity.

It disseminates the culture of credit management within the Group and facilitates the sharing and circulation of information.

5.4.1.2 Key aspects of the internal control system

Identifying major risks

At least once per year, each of the Group’s Operational Divisions (France, Europe, AMEA, Enterprise) and functions identifies the major risks in its area. Risk identification is completed, where relevant, by a description of action plans designed to mitigate these risks and reinforce internal control, as well as by an inventory of serious incidents. The list of serious incidents, changes to the list of major risks and monitoring of implementation of action plans are assessed during internal control reviews of each division.

In addition, each member of the Executive Committee is asked to outline their personal view of the major risks facing the Group.

Based on risks identified both by management and by the Group’s entities, the risk maps form the base on which the risk management processes hinge.

All of the above procedures are reviewed at least annually by the Group Risk Committee and presented during a joint meeting attended by the Audit Committee and the Governance and CSR Committee. This approach includes a risk review described under section 2.4 Risk factors in this document.

The risk management charter, signed by all members of executive management, was disseminated within the Group. A self-assessment questionnaire, included in the Orange IC Book, on the main provisions of the Charter is submitted to over a hundred subsidiaries and organizational entities.

Detecting and tackling internal fraud

Detecting fraud is the responsibility of management, which is assisted by Group Fraud and Revenue Assurance and local fraud detection specialists in the Group entities.

A warning system is in place, in accordance with the Sarbanes-Oxley Act. This system allows any employee to use a dedicated email address to report any acts that may constitute an offense or fraud, or that may reveal instances of corruption, particularly in the areas of finance, and more specifically, accounting and payments. The defined procedure ensures that the alerts are treated confidentially and independently, outside the chain of command, if necessary. It safeguards the protection of staff members as well as the rights of the individuals concerned by such reports.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to General Control. Investigation services are responsible for establishing the existence of facts. In the event of internal fraud, Company management determines the penalties. For all cases detected, (internal or external fraud), the civil, criminal, or legal consequences are considered after the recommendations of the Company’s Legal Division.

Fraud cases are analyzed by Group Fraud and Revenue Assurance in order to assess control measures and therefore better prevent and detect similar fraud cases.

Best practice and self-assessment of internal control

Self-assessment is an approach implemented by the Internal Control Department in coordination with the Group’s main functions. It aims to promote the Group’s policies and best practices and, where applicable, assess the quality and the maturity of internal control processes in the various entities. In this last case, the aim is to identify the main improvements required to the internal control system and to implement corrective actions. Where necessary, internal audits are conducted to ensure the self-assessment findings and the relevance of the action plans.

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Internal Control reviews

The main purpose of Internal Control Reviews is to make sure, on an annual basis, that the entity subject to review has an effective internal control process which enables it to ensure that its main risks are well-identified, and that relevant actions have been taken to limit their potential impact. These reviews are part of the integrated assurance between operational functions and functions in charge of risk management.

5.4.2 Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The Group Accounting Division and Group Management Controlling Division, which also report to the Deputy CEO in charge of Group Finance and Strategy have a decisive influence over the system.

The Group Accounting and Group Management Controlling Divisions have the following key duties:

- producing the Group’s consolidated financial statements and the statutory financial statements of Orange SA and certain French subsidiaries within time frames that meet financial market requirements and legal obligations while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting principles adopted by the Group;

- preparing the management reports on the statutory and consolidated financial statements and producing the necessary documentation for financial communication of results and the summary of management reporting for the Executive Committee;

- managing the monthly and quarterly reporting cycle which allows management to measure the Group’s performance on a regular basis;

- designing and implementing Group methods, procedures and standards frames for Accounting and Management Controlling;

- identifying and carrying out the necessary changes to the Group’s accounting and financial information systems.

Within these divisions, the internal control of accounting and financial information is organized around the following elements:

- the Disclosure Committee (see Section 5.2.3.3);

- the Group Accounting and Controlling function;

- unified Accounting and Management Reporting; and

- Group-wide accounting standards and methods.

Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and steering cycle, which is composed of three basic components:

- the forecasting process (plan, budget, and periodic internal provisions);

- the process for producing statutory accounts and the Group’s consolidated financial statements; and

- the Management Reporting process.

The forecasting process (plan, budget, and periodic internal provisions)

The Group budgeting process requires regular updates of projections and the management’s involvement. It is worked out by country and division, business unit, and Group subsidiary.

The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to better evaluate target figures for year-end.

The budget dossier is composed of:

- packages of financial data (including cash flow statements), along with comments summarizing, in particular, major actions;

- capital expenditures by project; and

- analysis of risks and opportunities.

As part of the budget process, the divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

Process of preparing the companies’ statutory financial statements and the Group’s consolidated financial statements

The financial statements of Orange are prepared in accordance with the following principles:

- performing a pre-closing of accounts at the end of May and the end of November;

- anticipating the use of estimates and the treatment of complex accounting operations; and

- formalizing closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the filling of consolidation packages constitutes a common framework for all contributors, thus strengthening internal control within the accounting and management controlling function.

Instructions from the Management Controlling and Accounting Divisions specifying the process and agreed timeline for each closing are circulated within the Group, and then broken down by subsidiary.

Consolidation packages are created monthly by the Group’s entities according to IFRS principles and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory financial statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory financial statements and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

Identification, regular measurement, and reconciliation of accounting methods between statutory financial statements and Group standards are the responsibility of each entity and communicated to the teams responsible for the Group’s financial management.

The identification and assessment of off-balance sheet commitments are covered by a specific report drawn up annually by the Legal Division and the Finance Department, working in close collaboration.

The main off-balance sheet commitments made by the Group and likely to have a material impact on its financial position are considered by the Claims and Commitments Committee, (see Section 5.2.3.3 Executive Committee and Group governance committees).

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Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, controlling, and for the Group’s Managing Direction. The reconciliation of accounting and forecast data, along with the monthly review at each level of the Group contributes to the quality and accuracy of the information produced. This method, established by the Controlling and Accounting Departments, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the achievement of Group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

This reporting allows to track the Group’s management and performance indicators, and is articulated around the following:

- a monthly performance chart aiming to provide the Chairman and Chief Executive Officer and the Executive Committee with the key operating indicators for the Group and the major events and alerts for the month;

- monthly reports broken down by published segment, line of business, and country; these include financial and operating indicators.

Business reviews are organized with each country, at the level of the Executive Committee, under the authority of the CEO Delegate. Their purpose is to pilot the activity and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department with the country’s Manager and finance function. The Chairman and Chief Executive Officer participates in the quarterly reviews. These reviews are based on a formalized report structure. Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

Group-wide accounting standards and methods

In order to draw up projected and actual consolidated statements, the Group has opted for the unification principle which implies:

- an homogeneity of the reference system, the accounting methods and consolidation rules;

- the standardization of reporting formats; and

- the use of a common consolidation and reporting application within the Group.

The Group has a single reference system that standardizes all items in the consolidated reporting, including unaccounted commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the Department of Accounting Principles is responsible for defining and disseminating the Group’s accounting policies under IFRS standards. It also keeps an eye on norms evolution and formalizes on a systematic and structured basis the IFRS Group accounting policies through the Group’s accounting manual, closing instructions, and information or training meetings.

This system is completed by the existence of accounting principles correspondents in the countries and divisions. It identifies accounting problems encountered locally, disseminates the Group’s accounting policies in divisions, countries, entities and accounts departments and ensures that the training needs of personnel with responsibility for the efficient application of the Group’s accounting policies are met.

ISO 9001 Quality Certification for the Accounting Department

Since 2001, Orange SA obtained the ISO 9001 v2000 standard certification in the area of Quality Management for accounting services in France, issued by AFAQ/Afnor. Since 2007, all of the departments in the Group Accounting Division based in France have received ISO 9001 v2000 certification. It has been decided that, starting from 2010, the process for the ISO 9001 v2008 standard awarded by Afnor will be renewed for new three-year certification cycles.

This approach allows for each accounting process, to look for ways of improving, simplifying, and adopting best practices, so that the financial statements can be produced in a timely manner and so that they meet satisfactorily the regulatory quality standards.

The management of the accounting function annually breaks down quality targets, namely improving performance and services provided, building its partners’ trust, and increasing the professional standards of all involved.

5.4.3 Summary of work on internal controls implemented under Section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, Orange is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of Article 404 of the Act, the Chairman and Chief Executive Officer and the Deputy CEO in charge of Group Finance and Strategy, must prepare a report in which they make a statement about the effectiveness of internal controls in the production of the Group’s financial statements, prepared in accordance with IFRS standards and presented in the Annual Report (Form 20-F) that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own internal control evaluation. The Management and Statutory Auditors Reports appear annually in the Annual Report on Form 20-F.

To better meet the requirements of Article 404 of the Act, Orange, under the Group’s Internal Control Department, implements a permanent program to reinforce the internal control culture across the entire Group.

By applying standards issued by the SEC, Orange has targeted its internal financial control system on significant risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

Where the reliability of its financial information is concerned, Orange relies on an internal control organization based on the internationally recognized framework of the 2013 Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Orange classifies the five component parts of the COSO under two headings:

- control environment (governance committees, overall policies and procedures); and

- operational control (flows and processes).

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The annual work program, which covers the control environment and the operational control, is made up of the following main actions, based on the risks that have been identified:

- prescoping: identifying Group Governance Committees, as well as domains relevant to the control environment and classifying consolidated entities into homogeneous groups, in line with the audit of the financial statements;

- scoping: identifying for each entity control environment domains as well as flows and information systems supporting these flows;

- documentation on the internal control system implemented and the assessment of its effectiveness.

Furthermore, the Statutory Auditors carry out an independent evaluation of the financial internal control system.

The evaluation for the 2014 financial year did not reveal any major weakness. The Chairman of the Board and CEO and the Deputy CEO in charge of Group Finance and Strategy concluded that the internal control system that applies to the production of financial statements was operationally effective.

5.4.4 Compliance

As a responsible operator, Orange committed to conduct its operations in a sound business environment. Due to the international nature of its business, the Group must also incorporate a certain number of local and international regulatory and legislative constraints, which have an extraterritorial scope. The Compliance policy set up since September 2012 was designed to address these issues.

A Compliance team was thus created. It reports to the Chief Compliance Officer of the Group, who himself reports to the Deputy CEO in charge of Finance and Strategy. This team is in charge of designing, rolling out and coordinating Group-wide compliance programs, backed by a network of Compliance Officers and legal correspondents across the main divisions and subsidiaries.

Issues may be referred directly between the Chairman and Chief Executive Officer and the Chief Compliance Officer of the Group. The latter is also co-Chairman of the Ethics Committee (see section 5.6).

Keeping non-compliance risks under control hinges on a relevant and well-suited approach shaped around a six-fold process. The main components of this approach, actively supported by Stéphane Richard and the entire Group Executive Committee, aim to identify and analyze the risks, roll out action plans to limit their impact on operations, design a simple and effective control strategy, to train and share.

Non-compliance risks relate to a number of fields, particularly those of prevention of corruption and adherence to international economic sanctions.

Anti-corruption policy

On December 21, 2012, the Chairman and Chief Executive Officer announced that the Group was stepping up its approach to preventing corruption through the launch of a policy, approved by the Group Ethics Committee. This policy is available on the Group’s website (www.orange.com/en/about/governance/documentation). At the same time, a Group-wide prevention program covering the various aspects was implemented:

- a risk analysis was carried out to better identify the actions that needed to be implemented;

- due diligence controls of partners were tightened up;

- a more complete contractual agreement was progressively included in all contracts;

- gifts and invitations were further regulated by thresholds and their amounts were reported in a special software program;

- an e-learning course on the prevention of corruption was rolled out across the Group, in French to begin with, and an English version is currently underway;

- lastly, an annual assessment oversees the efficient implementation of all these actions.

Adherence to economic sanction programs

Being a global group with development perspectives in a constantly changing environment requires keeping up to date with economic sanction programs and numerous and changing embargoes imposed on certain countries.

It is essential for Orange to understand to what extent its activities are impacted by these programs and economic sanctions. Therefore since 2013, the Group strengthened its knowledge and its risk management in this field and has issued two internal documents: a Group policy and a legal and compliance guide on international economic sanctions. An analysis of our contracts and our partners is also carried out in order to secure our international development as best as possible.

5.4.5 Security

The Group Security Division (DSEC), reporting to the General Secretariat, leads and coordinates actions to continuously improve security throughout the Group.

The Orange Group has drawn up a Global Security Policy to structure the general framework (technical and organizational principles) to be applied and to define the organization, as well as the roles and responsibilities of all involved. The policy aims at improving security in the Company based on risk assessment and management and among others the mitigation of the impact of incidents and crises. The policy is updated on a regular basis, according to developments in the environment and threat levels. The Group also has a data protection policy whose deployment is subject to regular monitoring.

The Global Security Policy applies throughout the Orange Group. It is designed to support operating activities by early identification and management of risk. In addition, the policy meets the legal and regulatory requirements in all countries in which the Group has a presence.

The concept of “Global security” comprises four dimensions:

- information security (the security of our products and services and of our immaterial assets);

- security of physical assets;

- health and safety of people (customers, employees and other stakeholders);

- environmental security.

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Security risk mapping, specifying the Group’s priorities and related action plans, is presented annually to the Executive Committee.

Group security policy is monitored and rolled out in all business lines and entities, and security measures are coordinated throughout the scope of the Group.

5.4.6 Insurance

To cover its main risks, Orange has subscribed to policies with major players in the insurance and reinsurance market. This insurance plan includes several policies and is subject to regular renegotiation through tender offers which enable the Group to select its service providers: brokers and insurers.

The insurance policies reflect the nature of risks to which Orange is exposed and are adjusted in accordance with current offers on the insurance and reinsurance market for international groups of similar size and activity. In addition, the solvency of the players who cover risks and their financial ratings are regularly monitored, as part of contractual agreements setting the level of rating required to maintain the partnership between insurers and insured.

The dedicated insurance plan for the protection of the Orange Group is part of a policy which relies on an analysis aimed at optimizing the conditions for the transfer of the funding of these risks to the insurance and reinsurance market. It combines the streamlining of coverage management and the optimization of budget control. Ongoing communication with insurers and brokers enables them to round out their assessment of the risks regarding changes in the Group’s business lines and its environment and to continuously ensure that the insurance coverage is in line with the Company’s needs.

The insurance policies that make up the current plan are assigned to the protection of the following risks:

- risks of damage to property and the consequential financial losses;

- third-party and customer civil liability risks incurred during the management of the Company and the performance of its activities;

- risks associated with the Company’s vehicle fleets.

Specific programs to provide assistance for employees on business trips or who are expatriated, or site insurance programs covering real-estate or construction projects are included in the Group’s insurance plan.

The total cost of insurance cover provided by the Orange Group program in 2014 amounted to approximately 0.04% of revenues for the financial year.

A proactive insurance policy has led to the gradual integration of the French and international subsidiaries within various corporate insurance policies which cover almost all of the Group’s revenues. These actions take into account changes to the regulatory environment in those regions in which the Group’s assets and activities are located in order to optimize control of the associated risks (compliance).

For several years, the risk of damage to the telephone poles and open-wire lines of the fixed-line network due to natural disasters has remained self-insured as no insurance or reinsurance market player covers this risk. The self-insured share is linked to the risk of damage occurring. Since this persistent lack of coverage was observed, the amount of damage that has affected the aerial fixed-line network has not exceeded 10.5 million euros on average over the past ten years. In 2014, an analysis of alternative financing instruments did not demonstrate the relevance of exploring potential financing solutions for these types of risks, in view of the financial cost and damage statistics.

The Group’s process for managing its insurance policies is backed by a risk management system that includes regular visits to the Group’s main sites in France and abroad. This work enables insurers to better understand and assess the Group’s risks and therefore contributes to insurance cover negotiations.

In addition, the Group Insurance Department works with the relevant departments, through its extensive expertise, to support documentary prevention actions in accordance with agreements concluded with customers and suppliers.

Moreover, through its captive insurance brokerage firm, the Group designs programs to enrich the products and services offered to customers.

The Group Insurance Department’s management process, which involves various outside parties like consultants and brokers, encompasses the evaluation of internal controls including the control environment, governance and ethics. Some of these areas have been assessed by the Group’s internal and external auditors to ensure that they comply with internal control procedures.

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5.6.1 Social (employment) information

5.6.1.1 Employment

General changes in the number of Group employees

2014 saw the continuation of the Group’s momentum under its five-year business plan, Conquests 2015.

This project has been implemented in a challenging macroeconomic environment, in a frequently intense competitive environment, and amidst unrelenting change in technology and usage.

In this context, the internal workforce has fallen by 3.8% or nearly 6,000 full-time equivalent staff (-3.7% in France and -3.9% outside France on a pro forma basis), allowing it to adapt to the changing needs of the business.

In France, the Group aims to recruit 4,500 permanent employees over the 2013-2015 period, with the goal of further strengthening its skills set in new technologies and anticipating the impact of demographic change stemming from the increase in the number of retirements. 2014 confirmed the continuation of progress on this three-year commitment.

In Poland, the number of Orange Polska employees on permanent contracts declined by a further 7.6% in 2014 (1,876 departures on a historical basis, 1,463 on a pro forma basis). The Wirtualna Polska subsidiary was deconsolidated in February 2014 (413 departures of permanent employees). The implementation of the agreement signed with the trade unions continued in 2014. This agreement made it possible to continue the voluntary departure plan while at the same time undertaking an external hiring program to help renew skills within the Group.

In Spain, the overall headcount increased in 2014 (4,009 employees on permanent or temporary contracts at end-2014, compared with 3,957 at end-2013), with 73 external recruitments on permanent contracts and 96 definitive departures of employees on permanent contracts.

Equant pursued its business positioning strategy in emerging countries, especially in India for Global Services and in Egypt, Mauritius and Russia for Sales & Marketing. Overall, the number of permanent staff working at Equant fell by 330 (-3.0% on a pro forma basis taking into account the transfer of certain activities to Orange Slovakia).

Across the AMEA region (Africa, Middle East and Asia), the number of permanent employees fell by a total of 61 (-0.5% on a pro forma basis taking into account the change in the scope of consolidation in 2014, with the deconsolidation of 216 permanent employees at Orange Uganda and 34 at Lightspeed Communication, and the shift to the equity method of 1,624 permanent employees at Orange Kenya). Moreover, compounding the effects of a challenging economic climate, some countries in the region (particularly Egypt, Mali and the Central African Republic) experienced political tension, with a direct impact on business.

In Europe, the total number of permanent employees fell by 402 (-5.6% on a pro forma basis). This reflects two changes in the scope of consolidation in the area: the deconsolidation of Orange Dominicana (-1,233 permanent employees) and the acquisition of Equant’s activities from Orange Slovakia (+109 permanent employees).

In Romania, business growth was in line with the Group’s ambitions, despite a challenging economic climate marked by the crisis and an increasingly competitive environment. There was a slight reduction of 70 permanent employees (-2.5%).

In other countries of the area, the crisis, combined with increasingly restrictive regulatory measures, led to cuts in the workforce, carried out with the goal of adapting to changing business conditions. This was particularly evident in Belgium, where the headcount fell by 221 permanent employees (-14.1%).

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Number of employees - active employees at end of period	2014	2013	2013 (pro forma)	2012
Orange SA	92,452	95,359	95,359	95,647
French subsidiaries	6,947	6,713	6,713	9,392
France total (1)	99,399	102,072	102,072	105,039
International subsidiaries (2)	56,834	63,416	59,291	65,492
Group total	√√ 156,233	165,488	161,363	170,531

(1) Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under “international” business.

(2) Scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under “international” business.

√√ Item reviewed by Deloitte: reasonable assurance.

Employees by contract type	2014	2013	2013 (pro forma)	2012
Permanent contracts	153,047	161,932	158,266	166,944
Temporary contracts	3,186	3,556	3,097	3,587
Group total	√√ 156,233	165,488	161,363	170,531

√√ Item reviewed by Deloitte: reasonable assurance.

Employees by business line	2014	2013	2012
Sales & customer services	48.7%	48.7%	49.1%
Innovation & development	2.4%	2.4%	2.4%
Management & support	13.2%	12.8%	13.0%
Content & multimedia production	0.5%	0.6%	0.6%
IT & Information Systems	9.1%	9.1%	8.8%
Technical & networks	24.5%	24.5%	24.7%
Other	1.6%	1.9%	1.4%
Group total (1)	100.0%	100.0%	100.0%
Employees by gender	2014	2013	2012
Women	36.0%	36.2%	36.5%
Men	64.0%	63.8%	63.5%
Group total (1)	√√ 100%	100%	100%

√√ Item reviewed by Deloitte: reasonable assurance.

Employees by age	2014	2013	2012
Under 30	10.5%	11.8%	12.9%
Between 30 and 50	51.3%	52.1%	52.1%
Over 50	38.2%	36.1%	35.0%
Group total (1)	√√ 100%	100%	100%

√√ Item reviewed by Deloitte: reasonable assurance.

Employees by geographical region	2014	2013	2012
France	63.6%	62.1%	62.0%
Spain	2.6%	2.4%	2.3%
Poland	11.9%	12.4%	13.0%
Africa, Middle East, Asia	8.7%	9.5%	9.3%
Europe	4.5%	5.4%	5.2%
Orange Business Services	7.2%	7.0%	7.1%
Rest of the World	1.5%	1.2%	1.1%
Group total (1)	√√ 100.0%	100.0%	100.0%

√√ Item reviewed by Deloitte: reasonable assurance.

(1) The Group reporting scope comprises all companies consolidated in the Group’s financial statements.

In France, the scope of consolidation changed with the entry of a new subsidiary, Atheos Orange Cyber Défense (128 permanent employees).

Internationally, changes were more numerous in 2014, and relate to different countries:

- in Poland: deconsolidation of Wirtualna Polska (413 permanent employees, 3 temporary employees);

- for Orange Business Services in Switzerland: deconsolidation of Télécom Systems (25 permanent employees);

- for IMT (Marketing Innovation and Technology) in the United Kingdom: deconsolidation of the subsidiaries Unanimis Consulting Limited (48 permanent employees, 2 temporary employees) and Orange Digital Limited (73 permanent employees, 4 temporary employees);

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- for Europe: disposal of Orange Dominicana (1,233 permanent employees, 208 temporary employees);

- for AMEA (Africa Middle East Asia): disposals of Orange Uganda (216 permanent and 130 temporary employees) and Lightspeed Communication in Bahrain (34 permanent employees), and the shift to the equity method of Orange Kenya (1,624 permanent and 113 temporary employees).

The number temporary employees increased slightly at Group level in 2014 (90 temporary employees on a pro forma basis, an increase of 2.9%). This resulted from an increase in France (12.8% increase to 137 temporary employees), partially offset by a decline internationally (2.3% decline to 47 temporary employees). At end-December, they represented 1,206 active employees in France and 1,980 internationally.

Over 2014 as a whole, the additional workforce represented approximately 1,030 FTEs in France, 1.1% of the Group’s internal workforce in the French scope (financial consolidation) and about 2,230 internationally (or 3.7% of the internal workforce of this scope).

Temporary contracts are used in France for two specific reasons: to deal with a temporary increase in activity or to replace an absent employee. Thus, change in temporary contracts has a pronounced seasonal profile, with an increase during the summer and end-of-year holidays.

The parent company, Orange SA, employed 961 staff on temporary contracts in December 2014, with 1,734 contracts signed during the year and 1,692 completed during the year.

Recruitments and departures

Number of permanent external recruitments	2014	2013	2012
Orange SA	959	707	1,485
French subsidiaries	628	541	627
France total (1)	1,587	1,248	2,112
International subsidiaries (2)	4,470	4,725	6,091
Group total	√√ 6,057	5,973	8,203

(1) Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under “international” business.

(2) Scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under “international” business.

√√ Item reviewed by Deloitte: reasonable assurance-

In the France Group (scope of financial consolidation), there were 1,587 external hires in 2014 (1,565 on the geographical scope in France, including the Group’s French-based units and those whose revenue is recognized under international business).

These recruitments are part of the new three-year plan announced by the Group, consisting of 4,500 recruitments in France over the 2013-2015 period. After the completion of the previous plan (10,000 recruitments over the 2010-2012 period), they will allow the Group to continue its efforts to strengthen its skills set in new technologies and anticipate the impact of demographic changes, particularly the projected increase in retirements (around 3,600 in 2014, up from 3,000 in 2013).

External recruitments were mainly in networks (maintenance and networks engineering), sales (direct sales) and customer services (advising customers through call centers), business services, innovation, development of IT systems and multimedia.

Internationally, external recruitments totaled 4,470 in 2014, compared with 4,725 in 2013, an overall decline of 255 (-5.4%). They were down in Poland (-375), Spain (-53) and Europe (-140).

By contrast, they increased in the AMEA region (+154) and at Equant (+242) in response to faster turnover in some countries.

These changes reflect the efforts made by the business units to improve the management of these flows in order to adapt them to changing business conditions and focus them above all on activities directly related to customer satisfaction.

Number of permanent employee resignations	2014	2013	2012
Orange SA	166	216	277
French subsidiaries	232	221	198
France total (1)	398	437	475
International subsidiaries (2)	3,325	3,129	3,413
Group total	√√ 3,723	3,566	3,888

(1) Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under “international” business.

(2) Scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under “international” business.

√√ Item reviewed by Deloitte: reasonable assurance.

Number of permanent employee dismissals	2014	2013	2012
Orange SA	52	44	45
French subsidiaries	41	38	28
France total (1)	93	82	73
International subsidiaries (2)	2,350	2,913	2,286
Group total	√√ 2,443	2,995	2,359

(1) Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under “international” business.

(2) Scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under “international” business.

√√ Item reviewed by Deloitte: reasonable assurance-

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A total of 11,643 permanent employees left the Group in 2014, compared with 11,430 in 2013, an increase of 1.8%, or 213 additional departures. An increase in departures was seen in France, offsetting the slower pace internationally.

In France, the number of definitive departures increased from 4,007 in 2013 to 4,578 in 2014, implying 573 additional departures. This was due to an increase in retirements, in line with legislative and regulatory changes and with the Company’s demographics (3,570 retirements in 2014, compared with 2,985 in 2013). Other departures, such as resignations, dismissals and negotiated terminations were broadly stable.

A decline in departures was seen on the international scope. They fell from 7,423 in 2013 to 7,065 in 2014, implying 358 fewer departures (-4.8%).

In Poland, the number of definitive departures declined from 2,947 in 2013 to 2,076 in 2014, implying 871 fewer departures. They were largely attributable to the continued implementation of the voluntary redundancy plan (about 1,600 departures under this plan). These voluntary departures were implemented in accordance with the commitments undertaken with the trade unions under the new labour agreement.

Definitive departures increased in the AMEA region in 2014 (from 1,447 in 2013 to 1,536 in 2014, a 6.2% increase). Departures mainly increased in Egypt (733 in 2014, compared with 507 in 2013) and Senegal (138 in 2014, compared with 83 in 2013). In the other countries, they were either stable or down slightly.

In the Europe region, definitive departures also rose (1,280 in 2014, compared with 1,064 in 2013, a 20.3% increase) due to faster turnover in most countries of the region, amidst an economic crisis that prompted an adjustment of our resources in line with changes in business conditions. The increase in departures was particularly pronounced in Belgium, Romania and Moldova.

For OBS’s international subsidiaries (including Equant), increased turnover in some countries resulted in an overall increase in definitive departures from 1,361 in 2013 to 1,641 in 2014.

Professional integration of young people

Professional integration - Group in France (1)	2014 (3)	2013	2012
Number of intern students	2,735	2,873	2,600
Number of work-based learning contracts signed during the year (2)	4,517	3,362	3,491

(1) Orange SA and its subsidiaries with workforces in France.

(2) Apprenticeship and professional-track contracts.

(3) The number given for 2014 is provisional.

The Orange Group continued its proactive policy to support young people as part of, or in addition to, their initial training.

This commitment was reaffirmed by two complementary agreements signed with the unions: the September 27, 2013 intergenerational agreement and the February 25, 2014 agreement on combined work-study programs and internships.

Under this agreement, the Group has undertaken to employ at least 5,000 people on combined work-study programs in France, in addition to 1,000 such employees working on the high-capacity broadband plan in 2014. The Group has also pledged to take on at least 2,500 interns each year. The integration of these young people into the Group’s priority business lines will also be favored, with at least 1,500 people employed on combined work-study contracts transferred to permanent contracts at the end of their training in 2013, 2014 and 2015.

With more than 6,100 work-based learning contracts in effect as of December 31, 2014 (internships and professional-track contracts), making up 6.1% of the current workforce (the scope of the Group agreement in France), the Group met its targets.

The Group’s use of work-based learning contracts goes beyond the prevailing legislative and regulatory quota, which stands at 4% of the average headcount for companies with more than 250 employees in 2014 (to be increased to 5% by 2015).

In 2014, approximately 350 people, formerly people employed on work-based learning contracts, were transferred to permanent contracts, and approximately 600 over the latter two years of the three-year commitment.

The Group also continues to promote the integration of young people with large intern programs every year (2,735 in 2014, compared with 2,873 in 2013).

External workforce

Temporary employees - Group France (1)	2014	2013	2012
Amount of payments made to external companies for employee placement (in millions of euros)	32.44	30.85	24.44
Average monthly number of temporary employees (2)	730.0	687.0	546.0

(1) Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under “international” business.

(2) Calculation of temporary employee expenses posted in Group France’s recorded income.

Temporary work is used during temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

The use of temporary staff is presented in full time equivalents (FTE) and as a monthly average over the year. It rose by 6.3% in France, from 687 FTEs at year-end 2013 to 730 FTEs at year-end 2014. The Group’s recommendation to use temporary employees instead of employees on temporary contracts for assignments shorter than two months should be borne in mind in this regard. This external labour represents 0.63% of the Group’s total workforce.

It is used mainly in commercial areas, particularly customer services and, to a lesser extent, sales and business services. In networks and information systems, it accounted for only a small volume.

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Outsourcing

Outsourcing - Group France (1)	2014 (2)	2013 (3)	2012
Amount of subcontractors (in millions of euros)	1,711.4	1,707.4	1,813.0
Full time equivalent workforce (monthly average) (4)	23,763	23,880	25,880

(1) Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under “international” business.

(2) The number given for 2014 is provisional.

(3) The 2013 results have been updated.

(4) Calculation of subcontractor expenses posted in the companies’ statutory financial statements under the Group France scope.

The use of employees belonging to external companies takes the form of service contracts.

In France, it is used in the networks field, in relation to technical work (on networks and on customers’ premises), technical analysis, engineering, architecture and in the information systems area, regarding design, development and integration. It also occurs in call centers and on telephone hotlines in the field of customer relationship management and customer service.

The use of outsourcing represented a total of 23,763 full-time equivalent employees (monthly average) at end-December 2014, compared with 23,880 FTEs a year earlier, implying virtual stability year on year (-0.5%). In 2014, external labour accounted for 20.4% of the total Group France workforce (Orange SA and Group subsidiaries active in France).

In monetary terms, outsourcing expenses represented a total of 1,711 million euros in 2014, virtually the same amount as in 2013. These figures take into account the impact of the reversal of provisions made in 2014 related to technical work to deal with network repairs following various climate events (Radial Plan).

The analysis by domain shows a more contrasted situation, given developments in the business in France in 2014. Outsourcing for customer services in call centers declined overall.

The use of external contractors increased in the area of technical work for customers and networks. This increase was attributable both to the continuation of the fiber and broadband development program, and the commitment in 2014 to improve the quality of service on our networks. Furthermore, bad weather in the south of France in the final quarter 2014 made it necessary to increase the use of subcontractors to deal with the damage caused. Outsourcing continued to grow slightly for services to business customers, with the development of Global Services.

5.6.1.2 Compensation

Compensation policy

In its compensation policy, Orange achieves a balance between economic performance and social performance under its Conquests 2015 strategy and people charter (the social contract in France). Seeking to share value in all countries where it operates, this policy aims to allow the Group to achieve its goal of being a benchmark employer, in order to attract the new skills it needs. Compensation policy is part of the Group’s Corporate Social Responsibility. Compensation policy is a fundamental component of management, designed to meet the Group’s strategic objectives and consistent with other HR policies (recruitment, career development, training and working conditions).

Group guidelines in this area closely mirror local conditions so as to encourage employees to endeavor individually and collectively to achieve business objectives, through their individual commitment and team spirit(1).

Thus, within the framework of these guidelines, compensation and recognition can take many forms, both monetary and non-monetary, including social benefits, with a view to offering employees a motivating overall package, structured primarily as follows:

- the fixed salary, which recognizes the skills and responsibilities of the employee in his professional activity, and his contribution to the Group;

- the variable portion, which rewards commitment and the achievement of targets, both quantitative and qualitative, in the service of sustainable customer satisfaction;

- collective compensation plans, including incentive bonuses and profit sharing in France, which reward collective success and ensure that the value created by the company is shared with its employees; and

- benefits programs, covering health, death and disability insurance, savings and retirement, in addition to non-monetary items, which are intended to meet employees’ specific needs and are socially responsible solutions that also develop a sense of belonging to the company.

The cost of the compensation policy must be funded by each business unit taking into account anticipated growth in revenue, and the policy’s foreseeable consequences on EBITDA.

The compensation policy of the Group’s various business units is measured and monitored closely with the Finance Department, and must take account of local conditions, notably legal obligations, the macroeconomic environment, turnover, compensation policies and the positioning of compensation observed elsewhere in the market.

In France, studies carried out by the Internal Remuneration Survey showed consistency in the compensation practices across all of the Group’s companies, and compensation practices in line with the rest of the market.

Fixed wages are raised to reward a significant increase in skills or responsibility, as well as to support efforts to adapt skills in line with those needed to transform the Company.

Variable remuneration rewards the achievement of individual and collective targets:

- managers, who play a major role in mobilizing their teams, and supervisory staff benefit from variable half-yearly individual bonuses based on achieving the targets of the Group’s major programs and their own personal targets;

- all employees receive additional compensation related to performance criteria or outcomes through corporate incentive agreements and the Group’s profit-sharing agreement in France.

(1) In light of the diversity of macroeconomic environments and legal frameworks in the countries where the Group operates, each business unit develops a compensation policy appropriate for its specific context; the change in compensation indicator is not calculated for the scope of the Group as a whole.

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Compensation - Orange SA	2014 (1)	2013	2012
Gross average monthly compensation (in euros)	3,733	3,642	3,558
Men	3,853	3,763	3,686
Women	3,521	3,428	3,329

(1) The number given for 2014 is provisional.

Incentives and profit-sharing agreements

Incentives

Incentive agreements are signed in the Group’s companies in France. They give the Company’s employees a collective stake in its results. In 2014, nearly 30 of the Group’s French companies were covered by an incentive agreement. These agreements are based mostly on a financial indicator and operating priorities, including the quality of service provided to customers. When targets are achieved, the percentage of payroll paid out as the incentive bonus is usually around 4%.

Under the terms of the agreement signed in June 2012 with Orange SA covering 2012 to 2014, 70% of the incentive bonus is based on the achievement of an Operating Performance Indicator (OPI), and 30% on a Customer Service Quality Indicator.

The OPI is based on growth in sales, control of operating expenses and optimization of investments. It covers the fixed, mobile and Internet businesses on all markets.

The Customer Service Quality Indicator measures customer satisfaction across the value chain, and in the consumer, business and key account markets.

Incentive bonuses representing 4.87% of wages, or an average of 2,200 euros, were paid in respect of 2013 in May 2014.

For 2014, a provision assessing Operating Performance and Service Quality ahead of targets was recognized at December 31, 2014.

(in millions of euros)	2014	2013	2012
Orange SA incentives	210 (1)	206 (2)	204

(1) Amount funded at December 31, 2014.

(2) Updated 2013 amount.

Employee profit-sharing

An employee profit-sharing agreement was signed with the trade unions in June 2013 in France, replacing the previous agreement signed in 1997. This agreement applies to the employees of Orange SA and its majority-owned French subsidiaries. As corporate officers, the Chairman and CEO do not benefit from profit-sharing.

Using a dispensatory calculation formula, the special profit-sharing reserve of each company is equal to 4% of its operating income (French standard), and the Group’s profit-sharing reserve amounts to the sum total of the positive special profit-sharing reserves of the companies that are party to the agreement.

The Group’s special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in a Group Savings Plan.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

(in millions of euros)	2014	2013	2012
Special profit-sharing reserve of the Group	163 (1)	167 (2)	144

(1) Amount funded at December 31, 2014, including 159 million euros funded in the Orange SA accounts.

(2) Updated 2013 amount.

Offer reserved for employees: Cap’Orange

Pursuant to the March 5, 2014 decision of its Board of Directors, Orange announced on May 13, 2014 an offer of shares reserved for employees, under the name Cap’Orange, to increase the proportion of share of capital held by employees. All of the 16 million existing treasury shares offered as part of this offer to employees were subscribed through the Company Savings Plan by more than 32,000 people in France. The subscription price set on July 1, 2014 was 9.69 euros per share, corresponding to the reference price less a discount of 20%. The company also made a contribution capped at 230 shares per person.

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5.6.1.3 Work organization

Working hours organization

Number of part-time employees by proportion of working time	2014	2013	2012
Less than 30%	2,815	2,830	2,901
30% to 49%	198	270	377
50% to 59%	5,992	5,139	3,582
60% to 69%	4,389	3,151	2,150
70% to 79%	738	597	681
80% to 89%	6,648	7,273	8,027
90% to 99%	1,434	1,354	1,355
Total Group	22,214	20,614	19,073

The number of part-time employees at Orange was 22,214 in 2014, or 14.2% of the Group’s active workforce, compared with 12.5% in 2013. It continued to grow in 2014, with an additional 1,600 employees, a 7.8% increase (+8.1% in 2013).

At 20,565 employees, the number of part-time workers in France represented 93% of the Group’s total part-time workforce. It grew by 8.4% in 2014 (+8.0% in 2013 and +8.9% in 2012).

The increase stemmed from the implementation of measures in support of older employees and preparation for retirement, under agreements and amendments signed with the unions in 2009, 2010 and 2012.

These agreements ushered in two specific measures, known as “Part-Time for Seniors” and “Intermediate Part-Time,” which have been in place since March 2011. The “Part-Time for Seniors” program was extended for three years under the new agreement signed with the trade unions and dated December 31, 2012. Eligible employees are those who will retire in 2018, 2019 or 2020, depending on the formula.

In 2014, more than 5,600 employees joined one of these two programs (“Part-Time for Seniors” or “Intermediate Part-Time”), in addition to the 4,500 who joined in 2013 and the 2,900 in 2012. More than 16,800 employees have joined the programs since their introduction. These results confirm the success of the programs, enabling seniors to continue in employment while adapting their retirement and ensuring knowledge transfer and renewal.

The plans aim to adapt the working hours of seniors by freeing up a period of “free time” before their retirement. The amount varies from six months to three years depending on the mechanism. The employee remains part of the workforce during this period. The large volume noted in the category below 30% corresponds to this phase of the program.

Absenteeism

Number of employee days absence due to illness (1)	2014 (2)	2013 (3)	2012
Total Group	1,253,502	1,308,489	1,271,011
o/w Orange SA	933,044	976,389	967,857

(1) The definition was revised with effect from the 2012 financial year. It now only includes absence for illness maintaining the employee as active in the workforce calculation, which notably excludes long-term sick leave and long-term leave in Orange SA. The definition relates to employees on permanent contracts, on fixed-term contracts and work-based learning participants.

(2) The number given for Orange SA for 2014 is provisional. It corresponds to the data available to date, which may change as more information is entered.

(3) The 2013 results have been updated based on the definitive results of the Orange SA scope.

Number of employee days absence due to occupational accidents (1)	2014 (2)	2013 (3)	2012
Total Group	54,953	54,512	57,141
o/w Orange SA	48,150	46,573	49,683

(1) The definition was revised with effect from the 2012 financial year. It now only includes absences due to occupational accidents, which excludes accidents while commuting to and from work. The definition relates to employees on permanent contracts, on fixed-term contracts and work-based learning participants.

(2) The number given for Orange SA for 2014 is provisional. It corresponds to the data available to date, which may change as more information is entered.

(3) The 2013 results have been updated based on the definitive results of the Orange SA scope.

In 2014, further efforts were made to monitor the four key indicators comprising the health-safety and absenteeism scoreboard, which was deployed throughout the Group in 2012 and now covers more than 95% of the scope.

On the Group scope, absence attributable to sickness fell by 4.2%, a trend observed across all divisions with the exception of Europe, where the 5.4% increase reflects a more accurate monitoring of the indicator and stricter compliance with its definition. By contrast, the number of days of absence due to occupational accidents edged up by 0.81% across the Group as a whole.

These two trends are reflected in a more pronounced manner on the Orange SA scope, whose weighting makes it a major source of trends in Group-wide indicators, with a decline of 4.44% in the number of days of absence attributable to sickness and an increase of 3.39% on the number of days lost due to workplace accidents.

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5.6.1.4 Social dialogue

Organization of social dialogue

In France

In 2013, the Central Committee of the Orange Works Council (CCUES in French) met 12 times over 21 days.

In 2014, the CCUES met 11 times over 16.5 days. During the year, this staff representative body addressed 63 subjects, in addition to examining the resolutions adopted in respect of the management of Social and Cultural Activities (SCA).

The employee representatives were provided with information on 33 items and expert reports, and consulted on 30 other issues, 17 relating to annual reports and assessments provided by agreement or under the French Labour Code, 3 relating to proposed organizational or process changes, and 10 relating to draft collective agreements and unilateral decisions.

2014 saw the replacement of the members of a large number of staff representative bodies within the Group, with professional elections held electronically within the Orange UES and the consolidation of Orange Caraïbes and Orange Promotion within the UES.

Lastly, 108 agreements and amendments to agreements were signed in 2014, of which 4 concerning Orange SA, 6 concerning Group France, 9 concerning the UES Orange SA, 88 concerning the Group’s subsidiaries in France, and 1 concerning the World scope.

It should also be noted that the French Works Council, the body covering the Group’s French subsidiaries, met four times in 2014 to discuss 14 topics relating to business, the financial position, and changes in employment and in the Group’s structure.

In Europe

The European Works Council is a forum for discussion and dialogue on broad economic, financial and social issues that go beyond the borders of any single country (industrial and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2014, it met physically on six occasions (three of which in exceptional circumstances, for consultations on proposed changes and disposals on the Europe and OBS scopes): four times in Paris (March, April, May, September), once in Denmark (June) and once in Rennes (November).

The Council, which now covers 19 countries (Austria, Belgium, Denmark, Finland, France, Germany, Great Britain, Greece, Ireland, Italy, Luxembourg, Norway, Netherlands, Poland, Romania, Slovakia, Spain, Sweden and Switzerland), currently comprises 28 employee representatives.

Worldwide

The Worldwide Works Council was created under an agreement signed on June 23, 2010 with the goal of strengthening the effectiveness of the Group’s social dialogue with all employees (35% of the Group’s employees are currently located outside France and 15% outside Europe), providing representation and a common body of information across the Group, including details of the overall business strategy and transnational projects outside Europe.

The Worldwide Works Council met in Paris on April 1, 2 and 3, 2014. In addition, a conference call was held on October 6, 2014 to provide more details and address questions asked by elected representatives concerning a proposed major change in the AMEA region.

The Worldwide Works Council is composed of 31 elected members representing the 22 countries across the world with more than 400 employees each. It meets once a year at the initiative of the Group’s CEO.

The employee representatives are trade union representatives, representatives appointed by elected employee forums, and employee representatives appointed through a democratic process in accordance with rules determined locally.

Collective agreements

2014 was marked by elections for the Works Council, for employee representatives and for the joint administrative commissions within the UES Orange. Eight agreements therefore bear on the organization of and arrangements for these elections.

2014 also saw the negotiation and conclusion of three-year agreements including the agreement on professional equality between women and men, the Strategic Workforce Planning agreement, the unanimous agreement on the employment and integration of people with disabilities, and the February 25, 2014 agreement on combined work-study programs and internships (this agreement supersedes the February 28, 2011 agreement on the integration of young employees). Furthermore, as part of wage negotiations, the following agreements were signed: Orange SA wage agreement dated April 18, 2014, and two amendments to the April 6, 2006 agreement establishing a Perco retirement savings plan within the Orange Group, one of which, in early 2015, will see union organizations asked to sign a draft agreement on the transfer of rights from the time savings plan to the Perco. Lastly, an agreement on the conditions of access by employees of Orange SA to fixed telephony and Internet offers was signed on July 11, 2014.

A number of agreements were also concluded in the Group’s subsidiaries in France, more than half of which deal with compensation, mainly through wage or incentive agreements, and others relating to local elections.

At the World level, the Orange Group negotiated and signed a global agreement on health and safety with the representatives of the Global Union Alliance UNI-Orange (which includes all of the UNI Global affiliate unions present within the company) and representatives of the French trade unions affiliated to UNI.

Through this agreement, Orange recognizes the Global Union Alliance UNI-Orange as the sole legitimate partner in negotiations and consultations bearing on the global scope, and reaffirms its commitment to making health and safety a core component of its human resources policy.

A rich level of social dialogue exists Group-wide, either in personnel representative bodies, employee forums or through employee representatives. Major collective agreements signed on the World scope in 2014 include the negotiation of a new collective agreement in Spain, the December 4, 2014 labour agreement in Poland on employment in 2015, the negotiation of conditions accompanying departures in Germany, and the negotiation of an agreement in Slovakia on the respective powers of the local committee and the employer under prevailing labour law and cooperation rules, as well as mandatory agreements in several countries on salary increases and the rules governing variable collective compensation.

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5.6.2 Environmental information

Orange has taken a proactive approach to managing environmental risks and impacts, helping to preserve the environment and maintain the confidence of its stakeholders, while seizing new opportunities related to the development of “green” technologies.

Initiated in 1996 with the signature of the European Telecommunication Network Operators (ETNO) Environmental Charter, the Group’s environmental policy has developed in three complementary areas:

- reducing the environmental impact of our own operations, with an emphasis on:

- reducing greenhouse gases and energy consumption,

- monitoring the strategic impact of scarce resources and critical materials, as well as the protection of biodiversity,

- optimizing waste management;

- reducing the environmental impact of the Group’s products on its customers through eco-design and promoting eco-responsible use;

- developing innovative products and services enabling businesses and individuals to act responsibly.

More detailed information on these last two priorities is provided in the detailed Corporate Social Responsibility Report.

The Group has defined ambitious objectives for the period 2006-2020 to reduce its own impacts by:

- reducing CO2 emissions by 20% by 2020 (compared with 2006) and energy consumption by 15%. To take into account the explosion of digital uses, the group has begun monitoring a target per customer or per use;

- raising awareness of all employees on environmental issues by running “green gesture” campaigns in the various countries where it operates;

- optimizing the life cycle and end-of-life equipment;

- greatly increasing the collection and recycling of cell phone handsets, with the aim of increasing the collection rate by 50% per year, from a baseline of 6.6% at the end of 2011.

5.6.2.1 A structured approach

An annually updated environmental roadmap sets out formal action plans for each country in order to meet the objective of significant savings, while responding to the explosion in traffic and uses. The policy is monitored by the Executive Committee on the basis of quarterly targets.

Environmental Management System

In order to achieve its targets for reducing environmental impacts and risks the Group has been progressively rolling out ISO 14001 compliant Environmental Management Systems (EMS) in its main countries of operation. The ISO 14001 standard describes how companies should organize themselves to manage the environmental impact of their activities.

The Group’s certification rate was 41% at the end of 2014. This rate has tripled over five years, and action plans were introduced to increase the ISO 14001 certification rate to 60% by 2016.

Subsidiaries in countries where the Group operates, which are either already ISO 14001 certified or in the process of establishing a management system compliant with this standard, now account for 90% of the Group’s revenues.

	2014	2013	2012
Proportion of scope certified	√√ 41%	35%	34%

√√ Item reviewed by Deloitte: reasonable assurance.

ISO 14001 certified entities at end-2014

Subsidiary	Scope
Orange Poland	All mobile activities
Orange Spain	All activities and sites
Orange Slovakia	All activities
Mobinil (Egypt)	All activities
Orange Marine	All installations and vessels
Orange France	36% of scope certified
Orange Moldova	All activities excluding network
Orange Mali	All activities
Orange Business Services	Cesson-Sévigné site, Cairo, and its main Parisian site, Orange Stadium
Orange Romania	All activities
Orange Senegal	27 certified sites (classified facilities and sales departments, covering 50% of the scope)

NB: The three largest sites of Orange Tunisia, an unconsolidated subsidiary, have also been certified.

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Awareness-raising and training for people involved

Training and information is given to employees at several levels by the Group Environmental Department for local correspondents and by internal communications for other employees.

Initiatives for awareness raising and discussion thus encourage each employee to include the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of management, which play a key role as intermediaries to their teams. Dedicated training courses are delivered regularly.

An Orange Expert Community bringing together all Group experts on environmental issues provides a forum for dialogue and sharing best practices, and to develop professional skills on environmental challenges.

Environmental risk prevention

The Orange Group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and, generally, do not pose lethal risks.

In Europe, Orange is not subject to authorization for its activities under the IPPC Directive (2001/78). However, the Orange Group uses certain equipment, products and substances that may be hazardous to the environment (even slightly), some of which are subject to specific regulations. This is the case for facilities classified for the protection of the environment (ICPE) in France.

These facilities are the subject of ongoing in-depth analyses by the Orange Group and have led to the adoption of action plans and prevention programs, as well as periodic inspections as required under French regulations.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems has been ongoing since 2006.

Indicators	2014	2013	2012
Number of sites including Classified Facilities (ICPE A or D) in France	314	358	494
Number of water cooling towers in France	29	23	25

The cable ships owned by Orange, through its subsidiary Orange Marine, comply with all the local and extraterritorial regulations to which they are subject.

Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Under the European REACH Regulation (Registration - Evaluation - Authorization and Restriction of Chemicals), the Group has undertaken to inform its customers of the presence of hazardous substances as defined by regulations.

Provisions for environmental risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, a provision is recognized to cover the Group’s obligation to dismantle technical equipment and restore technical sites.

The provision is set on the basis of:

- dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and per site for cellphone antennae);

- annual scheduled asset returns and departures from sites.

The provision is assessed on the basis of costs identified for the current financial year, extrapolated for future years using the best estimate of the amount required to settle the obligation. It is discounted at a risk-free rate. This estimate is revised each year in line with change in regulatory and technological constraints, and the provision is adjusted if necessary.

In the Group’s financial statements for the year ended December 31, 2014, the provision totaled 733 million euros, of which 434 million euros for Orange SA. It consists predominantly of the cost of restoring sites of cellphone antennae to their former state, reprocessing of telephone poles, managing electrical and electronic waste, and dismantling public phones.

Adapting to climate change

As a telecoms operator, Orange faces no specific issues associated with climate change impacts, other than changes related to risks such as earthquakes and severe weather risks (floods, etc.). These risks are anticipated, and buried cable solutions are adopted wherever possible.

Machine-to-Machine (M2M) technology developed by the Group provides warnings in the event of rising water levels in rivers or the risk of flooding.

5.6.2.2 Fighting climate change

The Orange Group has committed to reducing its greenhouse gas emissions by 20% by 2020, and its energy consumption by 15%, based on 2006 figures:

- by reducing energy consumption in its networks, information systems and buildings;

- by reducing CO2 emissions related to its vehicle fleet and to business travel.

This commitment has resulted in the implementation of highly proactive action plans for making large savings designed to offset the impact of the increase in customer numbers and of new services.

The 2010 “Bilan Carbone®” assessment carried out on the Group’s activities in France, Belgium, Spain and Poland revealed ways to refine these action plans by identifying the main sources of emissions and carrying out impact assessments on the solutions available to reduce the Group’s carbon footprint. In addition to the Group’s direct carbon footprint (emissions from energy in buildings, vehicle fuel, network electricity), this method also identifies other upstream and downstream sources of CO2 emissions. These assessments substantially contributed to the action plans described above.

Since 2009, smart electrical meters have been gradually installed on the Group’s technical sites to provide more reliable measurements of energy consumption so as to control and optimize the energy

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consumption of equipment and sites. The installation of these measuring systems continued in 2014, mainly in the Europe and AMEA regions, with a total of nearly 2,000 sites now equipped.

In France, the Group published the report on its obligations pursuant to Article 75 of the Grenelle II environmental law on greenhouse gas emissions.

The Group’s efforts to reduce its CO2 emissions have led it to be included in the “2014 Climate Performance Leadership Index” of the CDP (Carbon Disclosure Project), with a score of 95.

Network energy consumption

Green ITN 2020

A massive energy action plan was undertaken in 2008 to reduce energy consumption related to the operation of networks and information systems, which account for nearly 75% of the Group’s total consumption. This Green ITN 2020 plan prioritizes the areas listed below.

At end-2014, it had been rolled out in 22 countries representing more than 95% of the energy consumption by the Group’s networks and information systems. Several initiatives have accordingly been launched in the AMEA region, with good progress in 2014 (no more sites are fueled solely by fuel oil, connection to the grid, distributed architecture of radio racks, free cooling, energy metering, RAN Renewal and low-consumption functions)

This program allowed a saving of at least 1,600 GWh between 2010 and 2014 in the dozen countries accounting for over 90% of the energy consumption of the Group’s networks and information systems.

These results were made possible by the introduction of a number of measures:

Optimized ventilation to improve air conditioning

Optimized ventilation is a highly efficient air-conditioning system, delivering up to 80% energy savings, compared with traditional air-conditioning systems, while also eliminating the use of harmful refrigerants.

Optimization of data centers

Data centers (centers hosting IT servers) account for 10% of the Group’s energy consumption and roughly 13% of network energy consumption.

The “Green data centers” project was initiated in 2007 to reduce energy consumption by improving the technical environment in the centers (with more efficient electrical equipment and optimized air circulation), replacing old servers with new ones that deliver up to four times the processing capacity of previous models, streamlining information systems and introducing virtual servers (concentrating a number of applications on one physical server). Thus, after Europe, the “Orange Infra” offer of virtualized and standardized IT hosting was rolled out in 14 AMEA countries.

Use of renewable energies

Orange’s track record in researching applications of renewables in its business dates back over 30 years. In 2014, solar equipment was installed on an additional 232 sites. Taking into account the disposal of Orange Dominicana, the total number of the Group’s solar sites amounts to more than 2,400, of which 269 have been transferred to Tower Companies as part of the program designed to share our passive radio site infrastructures with other operators in the AMEA region. Together, they generate over 17 GWh of solar power every year, saving the equivalent of roughly 31 million liters of fuel oil and preventing the emission of approximately 80,000 metric tons of CO2.

Improving the energy efficiency of network equipment and infrastructures

Programs to replace older-generation equipment with more energy-efficient versions have been carried out for several years. “Low-energy” functionalities are also gradually being introduced into the Group’s network equipment. The deployment of a tool for measuring and optimizing the energy consumption of equipment in data centers is underway in Europe. This represents about 6,000 servers in five countries (Poland, Romania, Slovakia, Moldova and Armenia). The aim is to finalize the rollout by the end of 2015. In addition, network infrastructures sharing is being developed in some of the Group’s major countries, which helps reduce energy consumption.

In order to develop new drivers of energy transition, Orange has undertaken innovation projects with its main suppliers aimed at creating telecommunications equipment that uses much less energy than the present generation. An initial partnership agreement with one of its suppliers, the first of its kind in the world, was signed in December 2013, and the first field tests were conducted in Romania.

Reducing emissions from buildings

Buildings account for 15% of the Group’s energy consumption.

The Energy Action Plan in France covers all building technical aspects, including heating, air conditioning, ventilation, lighting and plumbing. The installation of meters in buildings was extended to 100 of the largest service sites, covering more than 1,000,000 sq.m. An approach to the performance analysis of individual facilities has been deployed on 161 buildings. In 2014, this led to the identification of nearly 1,200 actions offering a prospective savings of 585,000 euros.

A tool for measuring the energy consumption of office IT equipment was rolled out in European countries in 2014. It covers roughly 76,000 devices (desktops, laptops, monitors, printers and IP phones) in the region’s seven countries (Poland, Spain, Romania, Slovakia, Belgium, Moldova and Armenia).

Reducing transport emissions

The Group has a fleet of over 33,000 company vehicles in Europe and Africa, accounting for nearly 8% of its total CO2 emissions. The overall objective is to move towards average emissions of 130 g of CO2 per kilometer. In France (two-thirds of the Group’s fleet), the fleet’s average emissions fell to 128 g/km in 2014 from 131 g/km in 2013. The average CO2 emissions of the private vehicles of the catalog in the first half of 2015 are 99 g/km.

Several Group units have introduced plans to limit the use of private cars (company travel plans, carpooling, car-sharing, eco-driving training courses with 5,000 employees trained in just over two years, etc.).

Thus, with Orange Auto-Share, employees have access to car-sharing vehicles for business travel, as well as for personal, evening and weekend travel. The goal is to have 3,000 shared vehicles by 2020. Launched in 2013 with 100 vehicles, the fleet numbered 300 shared cars at the end of 2014. This gives Orange France’s biggest car-sharing fleet.

Another focus is the development of a fleet of electric vehicles. Orange has pledged to order 200 electric vehicles from the Renault Nissan Alliance by the end of 2015. Electric vehicles of other brands are also present in the Orange catalogs.

Employees have solutions allowing them to reduce business travel (videoconferencing, teleconferencing, collaborative remote working tools, etc.). Numerous telepresence rooms are available to staff in several countries.

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5.6.2.3 Management of waste and end-of-life equipment

Optimizing the life cycle and end-of-life equipment

Extending the life of products and equipment, notably through their reuse, and optimizing their end-of-life treatment is a priority of Orange’s environmental policy.

The group acts in three complementary ways:

- extending the life of equipment by developing reuse by Orange customers or other stakeholders;

- optimizing the management of waste and end-of-life equipment generated internally, by implementing processing suited to each category of waste and ensuring that they are traceable;

- collecting and processing used electronic equipment from customers through approved external partners or collective sectors (where they exist).

As well as reducing its direct and indirect environmental impacts, the Group’s goal is to promote the development of new circular economy models, promoting reuse and resource savings. Above all, this means that recycling must be developed, with suitable systems in countries that do not yet have structured waste treatment processes.

The Orange Group also plays an active role in international initiatives addressing the management of electronic waste in Africa, including those of the UN Environment Program (UNEP) and the International Telecommunication Union (ITU), to promote local collection and treatment solutions.

Teams trained to meet the challenges of end-of-life equipment

After providing training to more than 800 Orange Business Services and Orange France employees in 2013 to help them better meet the customers’ environmental demands, including issues related to the processing of end-of-life electronic equipment, further work was done on the subject of end-of-life equipment with OBS teams on the subject of end-of-life equipment in 2014, through the network of CSR coaches.

Increasing collection and recycling of cell phones

To reduce the impact of electronic waste on the environment, Orange strives to ensure devices are re-used or are dismantled for recycling, in accordance with environmental standards in force. The collection rate has increased from 6.6% in 2011 to 12.5% in 2014 (item reviewed by Deloitte: reasonable assurance). The Group is engaged in a proactive policy to meet its objective, conducting regular customer awareness campaigns and offering financial incentives in practically all the Group’s European units.

Since 2010, Orange has teamed up with Emmaus International and Ateliers du Bocage, a company in the protected employment sector, to open cell phone collection and processing centers in Africa. Five centers have been opened, in Burkina Faso, Niger, Benin, Madagascar and Ivory Coast. The waste is sorted before being shipped to France and sent for recycling in Europe. Between 2010 and 2014, more than 155 metric tons of waste were collected, and 30 jobs created.

5.6.2.4 Biodiversity

In 2013, Orange undertook a risk assessment in relation to its core businesses (networks, service activities, transport) and opportunities associated with the use of information and communication technologies, in order to assess more accurately its impacts on biodiversity. It was conducted in accordance with methodology of the WBCSD (World Business Council for Sustainable Development), and showed that the Group’s impacts are generally low. The main impact is related to CO2 emissions, which are responsible for climate change, a major cause of loss of biodiversity.

The Group also contributes to biodiversity studies, particularly within its partnership with CRAE (Alpine Ecosystems Research Center), under which Orange offers CRAE access to towers located in mountain areas and equips them with sensors to gather information on temperatures on Mont Blanc, and contributes to the processing and presentation of data for the scientific community and the general public. In addition, volunteer employees ensure the maintenance of equipment dedicated to the study, directly gathering data from the relevant people via questionnaires and by participating in observations of the fauna and flora of the Alps.

Use of rare and critical resources

In addition to its commitment to environmentally responsible practices, the Group is aware that the protection of biodiversity is crucial for ensuring the long-term sustainability of its activities. Since 2011, Orange has applied a process aimed at taking into account issues associated with the rare and critical resources used in the Group’s products. A database, updated regularly and containing data sheets on each material, serves as the basis for carrying out risk analyses and seeking alternative resources. Discussions are held with suppliers to encourage them to limit the use of these resources and favor alternative and recycled resources.

Orange believes that the issue is about more than its own CSR policy and represents a major opportunity to create long-term jobs and protect the environment. For this reason, the Group has opened discussions with industrial operators in various sectors and public authorities to support the development of efficient channels to exploit the vast reserves of scarce resources contained within WEEE - veritable “urban mines” that may contain up to 40 times more recoverable minerals than there are underground! As well as being economically advantageous, recycling the rare resources contained within electronic equipment would also ensure better preservation of ecosystems, given that the mining of rare metals is particularly harmful to biodiversity.

Impact on fauna and flora

In France, Orange has for several years worked with the League for the Protection of Birds within the framework of regional agreements, placing caps on metal telephone poles and protecting cavernicolous species. More than 96% of telephone poles in France have been capped in this way.

Soil use

The Group does not extend its control to the soil, except for the buildings in which it operates (offices and data centers).

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Incorporation of nuisance specific to the activities of a telecoms operator

Radio cell phone antennae can sometimes be visually challenging. In some countries (France and Egypt, among others), the Group has undertaken to integrate a number of antennae into the environment and landscape by adapting them to the local context (painting, incorporation in buildings, etc.).

Paper consumption

For several years Orange has implemented programs to reduce paper consumption and to use FSC and/or recycled paper.

One hundred percent of sales documentation and 94% of paper used internally is printed on FSC-certified and/or recycled paper in France. For office paper, a policy in place since October 1 requires that substitution with fully recycled Blaue Engel-certified paper be proposed systematically. In Spain, the portion of recycled or FSC-certified paper used is over 98%.

Water consumption

The main sources of water consumption in the Orange group are water fountains, toilets, canteens and the humidification systems of data centers. Following an evaluation, the Group believes that the volumes involved are not significant enough for it to be worthwhile setting up a process of collecting and consolidating data on water consumption.

Releases into the air, soil and water

The only other substances released into the environment, with the exception of CO² emissions, are HCFCs used in cooling systems. Whenever possible, HCFCs are replaced with HFCs and systems such as optimized ventilation and free cooling are used to reduce consumption of air conditioners).

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5.6.2.5 Key environmental impact figures

		2014			Recap 2013	Recap 2012
Environmental performance (energy)	Units	France(1)	Rest of the World	Group values	Group values	Group values
Facilities presenting a risk
Fuel tanks units	units	2,092	5,526	7,618	8,540	7,901
Energy consumption - Scope 1
Fuel oil (all buildings and all uses)	m3	10,803	56,493	67,296	88,126	88,841
Gas	m3	15,032,162	2,146,648	17,178,810	19,650,576	22,503,710
Coal	metric tons	na	14	14	86	100
Gasoline-LPG for company cars	liters	26,539	3,383,368	3,409,907	3,910,914	5,165,407
Diesel for company vehicles	liters	27,182,839	12,852,453	40,035,292	42,015,874	45,217,595
Total energy Scope 1	GWh	555	836	√√ 1,391	1,684	1,766
CO2 emissions from fuel, gas and coal	metric tons of CO2	58,675	155,508	214,183	276,394	284,149
CO2 emissions from vehicles	metric tons of CO2	74,816	43,397	118,213	124,852	136,642
Scope 1 CO2 emissions (energy only)	metric tons of CO2	133,491	198,904	332,395	401,246	420,791
Greenhouse gas CO2 emissions	metric tons of CO2 eq.	8,210	6,365	14,575	16,780	24,633
Scope 1 CO2 emissions	metric tons of CO2	141,701	205,269	346,970	418,026	445,424
Energy consumption - Scope 2
Electricity	GWh	2,292	1,937	√√ 4,229	4,314	4,169
incl. green energy	GWh		408	408	179	124
Scope 1 CO2 emissions	metric tons of CO2	158,144	888,168	1,046,312	1,138,305	1,123,301
Total CO2 emission (Scope 1+2)	metric tons of CO2	299,845	1,093,437	1,393,282	1,556,331	1,568,724
Energy consumption - Scope 3
Flight distance for business trips	km	144,425,139	81,166,645	225,591,784	243,454,361	277,542,729
Train distances for business trips	km	87,454,790	10,604,700	98,059,490	100,955,819	112,256,755
Scope 3 CO2 emissions	metric tons of CO2	26,827	15,488	42,315	45,675	52,076
Total CO2 emissions (Scope 1+2+3)	metric tons of CO2	326,672	1,108,925	√√ 1,435,597	1,602,005	1,620,800
Environmental performance (waste)
Paper and cardboard: internal (office) and external (marketing, billing, directories, packaging, etc.)	metric tons	6,151	2,635	8,786	16,559	20,199
Internal evacuated waste
Internal WEEE (network and services)	metric tons	1,760	1,262	3,022	2,860	3,204
Recovery rate	%	90%	97%	93%	76%	92%
Metal poles	metric tons	1,312	30	1,342	1,371	1,259
Recovery rate	%	100%	100%	100%	100%	100%
Wooden poles	metric tons	16,781	40	16,821	15,618	14,329
Recovery rate	%	100%	100%	100%	100%	100%
Cables	metric tons	25,632	585	26,217	18,980	16,329
Recovery rate	%	86%	98%	86%	79%	76%
Batteries	metric tons	787	1,076	1,863	2,939	1,942
Recovery rate	%	69%	100%	87%	91%	87%
Paper and cardboard	metric tons	2,472	488	2,960	3,011	3,180
Recovery rate	%	100%	100%	100%	99%	95%
Other hazardous waste (PCB - printer cartridges - fluorescent tubes included)	metric tons	420	108	528	499	654
Recovery rate	%	19%	95%	34%	28%	21%
Other non-hazardous waste	metric tons	10,039	1,568	11,607	2,399	1,007
Recovery rate	%	43%	67%	46%	60%	58%
Total internal evacuated waste	metric tons	59,203	5,157	64,360	47,676	41,903
Recovery rate	%	83%	89%	83%	87%	75%
Customer WEEE collected (incl. batteries and rechargeable cells)	metric tons	1,845	167	2,012	2,805	2,416
Recovery rate	%	85%	57%	82%	75%	78%

na: not applicable.

(1) The France scope covers Orange France, the Group’s headquarters, Orange Marine and Orange Business Services units operating in France.

√√ Item reviewed by Deloitte: reasonable assurance.

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Note on methodology

Environmental reporting is based on the Indicia reporting tool. Only those countries consolidated in the Annual Report contributed to CSR reporting. Compared with 2013, the scope changed: disposals of Orange Dominicana and Orange Uganda and deconsolidation of Orange Kenya.

The environmental data reporting process is based on quarterly reporting campaigns. Fourth quarter data are real or, when data are unavailable at the time, estimated by each country and adjusted the following year. The adjustments for 2013 were thus applied in the first quarter of 2014.

The “fuel oil consumption (all buildings and all uses)” indicator comprises consumption (excluding vehicles) of domestic fuel oil, diesel and gasoline, as well as marine heavy fuel oil and diesel for Orange Marine’s fleet.

More than 80% of the data for train and air travel was provided by Carlson Wagon Lits, which measures the mileage traveled by employees. Distances traveled are estimated using the great circle track method. Average CO2 emission rates for all air travel were calculated according to the GHG Protocol (180 g CO2/km passenger), and according to the “Bilan Carbone™” for train travel, (100 g CO2/km passenger when information was not available). Local travel agencies, besides Carlson Wagon Lits, that provided reporting data are also taken into consideration, as well as the travel undertaken by families of expatriate employees.

For CO2 related to electricity consumption, CO2 emission factors from the IEA (International Energy Agency), in its updated version of January 2015, were used for 2014 and retroactively from 2006 to 2013, for all Group countries.

The reporting of refrigerant emissions, which are included in Scope 1 CO2 emissions, is not yet exhaustive. The Group is working on improving the monitoring of these emissions.

Reporting on waste incorporates the concept of Evacuated waste (i.e. waste that is no longer stored in the Group’s sites or under its direct control, but which has been disposed of to a service provider or an external body, with or without a related financial transaction), and Recovered waste (i.e. waste that has been recovered through re-use, material recovery or energy recovery.

The reporting on waste indicators is not exhaustive for the following reasons: ongoing efforts to identify and secure the waste collection and treatment channels in the AMEA region on the one hand, and on the other hand, difficulties in collecting data from network outsourcing contracts in certain European countries.

For 2014 in France, some non-hazardous waste was related to framework contracts, and as such was included in non-hazardous waste reporting. In addition, telephone booth dismantling operations have since the end of 2012 generated a stream of exceptional waste in quantities that have been integrated and added to the quantities disposed of in 2014. This represents about 2,000 metric tons of non-hazardous waste in 2013.

With the exception of France, non-hazardous waste has not been included since 2012. Similarly, since 2012, fluorescent bulbs, PCB and printer cartridge waste has been accounted for under “Other hazardous waste.”

The “Size of ISO 14001 certified sites or activities” indicator in the Environmental Management System (EMS) is calculated based on the ratio of energy consumption of the scope covered by the ISO 14001 certification and total electricity consumption, except for France, for which the indicator is calculated based on the ratio of the number of employees covered by the certification and the total number of employees.

The monitoring of OBS environmental indicators is limited to 11 countries of the 200 in which it operates. For energy, the OBS reporting scope expands to cover 33 additional countries. At the end of 2014, these 11 countries represented 81% of OBS International employees; the 33 additional countries allowed OBS’s reporting to cover 96% of its headcount. A large part of the reporting, mainly concerning waste, is handled centrally rather than locally. Accordingly, some data may not represent the country’s actual values in full.

The main sources of water consumption in the Orange group are water fountains, toilets, canteens and the humidification systems of data centers. Following an evaluation, the Group believes that the volumes involved are not significant enough for it to be worthwhile setting up a process of collecting and consolidating data on water consumption.

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6.1.4 Treasury shares held by or on behalf of the issuer or its subsidiaries - Share buyback program

The Shareholders’ Meeting of May 27, 2014 renewed the share buyback program for 18 months with a limit of 10% of the share capital outstanding at the time of the Meeting. The Board Meeting held on March 11, 2015 decided to submit to the Shareholders’ Meeting of May 27, 2015 the renewal of this authorization under the same conditions, excluding the maximum buyback price which will be increased from 18 euros to 22 euros.

A description of the program for 2015 appears in the report by the Board of Directors on the seventeenth resolution submitted to the Shareholders’ Meeting of May 27, 2015 (see Section 6.4 Report of the Board of Directors’ on the resolutions).

Moreover, the share liquidity contract entered into by Orange with an investment services provider on May 9, 2007, remained in force in 2014. The initial resources allocated to the liquidity account amounted to 100 million euros. At December 31, 2014 this totaled 119.1 million euros.

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Summary of purchases and sales of treasury shares during the 2014 financial year

Objective of the purchases	Number of shares held at 12/31/2013	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at 12/31/2014	% capital
Shares allocated to staff	15,342,136	700,000	11.41	16,001,119 (1)	6.86	41,017	0.002%
Liquidity contract	8,025,000	52,909,355	11.35	60,934,355	11.16	0	-
Total	23,367,136	53,609,355		76,935,474		41,017	0.002%

(1) Of which 11,324,396 shares subscribed by employees at the price of €9.69 per share, and 4,663,915 shares offered as employer’s contributions as part of the Cap’Orange offer; and 12,808 free shares allocated under the free share plan to the heirs of beneficiaries who died during the financial year pursuant to Article L. 225-197-3 of the French Commercial Code.

As the performance condition of the 2011 Partageons Free Share Award Plan has not been met and as the stock option plans granted by Wanadoo and Orange have expired (see table 10 in Section 5.3.1 History of free share award and table 8 History of stock options grants), on March 5, 2014, the Board of Directors decided that the shares acquired as part of the buyback program against these objectives would be used for the Cap’Orange Employee Share Offering. See Section 5.6.1.2 Compensation/Employee shareholding plan: Cap’Orange).

6.2 Major shareholders

6.2.1 Distribution of share capital and voting rights

Holder	December 31, 2014			December 31, 2013			December 31, 2012
	Number of shares	% of the share capital	% of voting rights	Number of shares	% of the share capital	% of voting rights	Number of shares	% of the share capital	% of voting rights
Bpifrance Participations (1)	307,197,309	11.60%	11.60%	357,526,131	13.50%	13.62%	357,526,131	13.50%	13.61%
French government	356,194,433	13.45%	13.45%	356,194,433	13.45%	13.57%	356,194,433	13.45%	13.56%
Total Public Sector	663,391,742	25.04%	25.04%	713,720,564	26.94%	27.18%	713,720,564	26.94%	27.16%
Group Employees (2)	134,509,713	5.08%	5.08%	122,606,645	4.63%	4.67%	122,529,706	4.63%	4.66%
Treasury shares	41.017	0.00%	0.00%	23,367,136	0.88%	-	21,481,241	0.81%	-
Float	1,850,942,911	69.88%	69.88%	1,789,191,038	67.55%	68.15%	1,791,153,872	67.62%	68.17%
Total	2,648,885,383	100%	100%	2,648,885,383	100%	100%	2,648,885,383	100%	100%

(1) Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

(2) Includes shares held as part of the Group’s savings plan or in registered form; does not include bearer shares.

To Orange’s knowledge, no shareholder other than the French State and Bpifrance Participations holds, directly or indirectly, more than 5% of the capital or voting rights on the date of this document.

The major shareholders do not have different voting rights than other shareholders. The French government and Bpifrance Participations may enjoy double voting rights from 3 April, 2016 with the entry into force of the Florange law of March 29, 2014 (see Section 7.3.6 Rights, preferences and restrictions attached to the shares).

6.2.1.1 Changes in the distribution of share capital over the last three financial years

In October 2014, Bpifrance Participations disposed of 50 million shares representing 1.9% of share capital in a private placement to institutional investors.

In the last three years, the Company bought and sold treasury shares, including the sale of 16 million shares to employees in July 2014 under the Cap’Orange offer (see Section 6.1.4 Treasury shares held by or on behalf of the issuer or its subsidiaries - Share buyback program).

To Orange’s knowledge, there has been no major change in the distribution of the share capital and voting rights since December 31, 2014.

6.2.1.2 Information on shareholders’ agreements

By letter received on December 27, 2012, the Autorité des Marchés Financiers was notified of the execution, on December 24, 2012, of a shareholders’ agreement between FSI and the French Republic to act jointly. This agreement replaces the previous shareholders’ agreement signed between the same parties on November 25, 2009. In July 2013, following the merger of OSEO, CDC Entreprises, FSI and FSI Régions within Bpifrance, the company name of FSI was changed to Bpifrance Participations.

The shareholders’ agreement stipulates that the parties agree to discuss and do their utmost to come to a shared position on resolutions voted by the Shareholders’ Meeting, without however being obliged to reach an agreement.

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In the event of planned transactions involving shares and the crossing of thresholds, the agreement provides for:

- a general information obligation between the parties before entering into any transaction involving the shares or voting rights of Orange SA;

- an obligation to consult each other prior to:

- an impending plan by the parties to dispose of shares, under which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of Orange SA shares with the other party’s, and having coordinated, if possible, the practical details of the sale of said shares,

- either party carrying out a transaction which would result in the parties exceeding an interest threshold likely to trigger an obligation to declare their intentions to Orange SA or the Autorité des Marchés Financiers;

- an obligation to secure the prior approval by the other party if the transaction planned by one party would result in both parties jointly crossing a threshold which would trigger a mandatory public offering.

The agreement was concluded for two years, and can be extended by tacit renewal for two-year periods.

6.2.1.3 Additional information on the distribution of the float

Orange regularly identifies its shareholders via the “Identifiable Bearer Shares” (IBS) service. At December 31, 2014, institutional investors held 62.9% of the share capital and individual investors 7%, almost the same as the previous year.

Geographical distribution of institutional investors at December 31, 2014

France	21%
United Kingdom	16%
Other European countries	27%
Europe Total	64%
North America	30%
Rest of the World	6%
Total	100%

Sources: IBS survey and analysis by Nasdaq OMX.

6.2.2 Direct or indirect control of Orange SA

As of the date of the present document, the public sector (the French State and Bpifrance Participations) has three representatives out of a total of 15 members of the Orange Board of Directors (see Section 5.1.1 Board of Directors).

The French State, via Bpifrance Participations, owns 25% of Orange share capital and voting rights (see Sections 6.2.1 and 6.2.1.2 above). As there is no other significant shareholder block, due to the low turnout at Shareholders’ Meetings, the public sector can in practice decide the outcome of a shareholders’ vote on issues requiring a simple majority.

In light of the recommendations of the June 2013 Afep-Medef Code, Orange has put in place Corporate Governance rules to ensure the Board of Directors and its specialist committees comply with good practice in respecting the interests of all shareholders. The Board of Directors comprises seven independent directors including a Lead Director who also chairs the Audit Committee. See Section 5.2 Corporate Governance. Therefore Orange does not believe there is any risk of the State’s control being exercised in an improper way.

Excluding the French State and Bpifrance Participations, no individual or legal entity, directly or indirectly, alone, jointly or in concert, exercises or can exercise control over Orange.

To the best of Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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7.3 Bylaws information

7.3.1 Company name

Orange

7.3.2 Place of registration and registration number

Paris trade and companies register (Registre du commerce et des sociétés - RCS)

Number: 380 129 866

APE (principal activity) code: 642 C

7.3.3 Date of incorporation and term

Orange was incorporated as a French Société Anonyme on December 31, 1996 for a 99 year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

7.3.4 Registered office, legal form and applicable law

78, rue Olivier de Serres, Paris (15th arrondissement), France

Telephone: +33 (0)1 44 44 22 22

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to Orange as an operator are described in Section 2.2 Regulation.

7.3.5 Company purpose (Article 2 of the Bylaws)

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be:

- to provide all electronic communication services in internal and international relations;

- to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

- to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

- to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

- to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

- to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

- to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

- more generally, all industrial, commercial, Company and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

7.3.6 Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights. However the Law of March 29, 2014 aimed towards retrieving real economy (Florange Law) provides for double voting rights for all shares registered in the nominative form by the same holder for at least two years.

The shareholders shall be liable for losses within the limits of their contributions to the Company’s capital.

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Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the year when the balance sheet established during or at the end of a financial year and certified by an auditor, shows that the Company has made a profit since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Assignment and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

7.3.7 Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

7.3.8 Rules to participate in and call Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by midnight (Paris time) on the third business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunications which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority of Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via means of telecommunications, until 3pm (Paris time) the day before the Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed in the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notices must be given at least 15 days before the date of the Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least ten days in advance in the same manner as used for the first notice.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. On the first convocation, the Meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the Extraordinary Meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

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7.3.9 Provisions having the effect of delaying, deferring or preventing a change of control of the Company

There are no statutory provisions which having the effect of delaying, deferring or preventing a change of control of the Company. Factors likely to have an impact in the event of a public offer, as set out in Article L. 225-100-3 of the French Commercial Code, are described in Section 7.4.

7.3.10 Declaration of crossing of thresholds

In addition to the legal obligation to inform the Company and the Autorité des Marchés Financiers when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or jointly with others, who acquires directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to report to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the share capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the share capital or voting rights so requests at a Shareholders’ Meeting.

7.4 Factors that may have an impact in the event of a public offering

Pursuant to Article L. 225-100-3 of the French Commercial Code, this section describes the factors that may, to the Company’s knowledge, have an effect on the Orange shares in the event of a public offering:

Structure of the Company’s share capital

Bpifrance Participations and the French State jointly hold 25.04% of the voting rights of Orange. See Section 6.2.1 Distribution of share capital and voting rights.

The stock option plans implemented by the Company offer the option holders the choice of exercising in advance 50 to 100% of the options allocated under these plans in the event of a change of control resulting from a public tender or exchange offer. The exercising of all options issued remaining to be exercised would account for around 0.7% of the Company’s share capital, on a totally diluted basis, as at December 31, 2014.

Control mechanisms provided for in any employee shareholding plan, when rights of control are not exercised by employees

The regulations governing the mutual funds of the Group’s savings plan, which are invested in Orange shares, state that voting rights attached to shares held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of shares held as fund assets to purchase or exchange offerings, in accordance with Article L. 214-164 of the French Monetary and Financial Code. The mutual funds represented 4.64% of the Company’s share capital as at December 31, 2014.

Agreements between shareholders that the Company is aware of and which may cause restrictions on the transfer of shares and the exercising of voting rights

On December 24, 2012, the FSI and the French government entered into a shareholders’ agreement to act jointly, notice of which was given to the Company and the Autorité des Marchés Financiers. See Section 6.2.1.3 Information on shareholders’ agreements.

Rules applicable to the appointment and replacement of members of the Board of Directors

See Section 5.2.2.1 Legal and statutory rules relating to the composition of the Board of Directors.

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7.5 Related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

See the Orange SA’s Statutory Auditors’ special report on regulated agreements and commitments as set out in Articles L. 225-38 of the French Commercial Code for the 2014 fiscal year (Section 6.5).

See also the table of transactions between the Group and the main equity-accounted companies (EE) in Note 2.2 Main Changes in Scope of Consolidation in the notes to the financial statements, as well as Note 9 Interests in Associates and Joint Ventures of the notes to the financial statements (Section 4.1.1) and Note 7 Transactions with Related Companies and Parties in the notes to Orange SA’s annual financial statements (Section 4.7).

Finally, see Note 19 to the consolidated financial statements Executive Compensation.

7.6 Material contracts

On January 27, 2011, Orange agreed a six billion euro syndicated loan with 28 banks maturing in January 2016 as a partial refinancing of the eight billion euro credit line arranged on June 20, 2005. The margin of the syndicated loan was modified in 2013 following the evolution of the Group’s rating. In December 2012, the maturity of the syndicated loan was extended with the banks approval.

In addition, Orange has made some significant acquisitions and disposals in the last few years (see Note 2.2 Main changes in scope of consolidation to the consolidated financial statements).

These aside, Orange has made no significant agreements other than those made in the normal course of its business.

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Glossary of technical terms

3G/ 3G+: See UMTS (3G) and HSDPA (3G+).

4G: fourth generation of mobile telephony standards, successor of the 3G and 2G standards. Provides “very high-speed mobile broadband” connections (theoretical speeds of above 100 Mb/s) and uses Voice over IP.

4G+: change to the 4G standard. Deployment will ensure increased coverage in high density towns with maximum theoretical connection speeds of up to 223 Mbit/s.

5G: future standard that has not yet been standardized to succeed 4G and 4G+, characterized by higher speed and lower energy consumption.

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on the traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

API (Application Programming Interface): computer programming interface which enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: Autorité de Régulation des Communications Électroniques et des Postes - French Telecommunications and Posts Regulator.

ATM (Asynchronous Transfer Mode): broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed service quality.

B2B or Business to Business: all of a company’s activities (commercial dealings or transactions) for corporate customers.

B2C or Business to Consumer: all of a company’s activities (commercial dealings or transactions) for consumer customers.

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

Backhaul: connection for the transmission of voice or data, either to a backbone or to a point from which a connection is made.

BAS (Broadband Access Server): broadband access hub to collects incoming and outgoing traffic to DSLAM, ensuring the interconnection with the operator’s IP network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single physical medium. Term used to designate broadband networks (speeds of at least several Mbits/s). ADSL is also included under the term broadband access (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

CDMA (Code Division Multiple Access): process used in particular in mobile telephony, allowing several digital signals to be transmitted simultaneously on the same carrier frequency. It allows operators to offer their subscribers broadband Internet access services on their mobiles.

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (Private Automatic Branch eXchange).

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data traditionally located on local servers or the user’s workstation.

Cloud Gaming or games on demand: broadband streaming technology enabling users to play games that are stored on remote servers on their computer or television.

Docsis or Data Over Cable Service Interface Specification: standard defining conditions for a communications interface for a high speed data transfer system to an existing cable television system. Docsis uses the TDMA (Time Division Multiple Access)/SCDMA (Synchronous Code Division Multiple Access) method.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of “Switched Telephone Networks” (STN) so as to enable broadband transfers of digital packets. See ADSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulation of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

Dual play: broadband subscriber package including two services: Internet access and IP Telephony. See multi-play.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over optical fiber, enabling very high bandwidth (up to 10 Gigabits per second) information transfers over long distance networks.

Edge (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GPRS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with theoretical rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

FDD (Frequency Division Duplexing): method of allocating UMTS frequencies that consists of assigning a frequency band for each uplink (from the terminal to the base station) and downlink (from the base station to the terminal).

Frame Relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (Open System Interconnection) standard designed to standardize and facilitate

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network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTdp (Fiber To The Distribution Point): network architecture that deploys fiber optic to a point closest to the subscriber’s home (building blocks for example). Unlike FTTH, it uses existing systems within the building (copper lines or coaxial cable) to connect the home to fiber optic.

FTTH (Fiber To The Home): connection by optical fiber directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx (Fiber to the X): generic name for different forms of optical connections.

Full MVNO: MVNO that operates its own core network components and its own applications platforms. This entitles it to receive call termination payments. See MVNO.

Gateway: equipment enabling communication between two different networks. Some gateways are bi-directional, others unidirectional.

Gbits/s or Gigabit per second: one billion bits (109) transferred per second on a transmission network. See bit.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON or Gigabit Passive Optical Network: passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video or VoIP (IPTV).

GSM (Global System for Mobile Communications): European standard for second-generation mobile telephony networks which operates within the 900-1,800 MHz frequency bands.

H+: development of 3G+, H+ technology enables data transmission on two frequencies and speeds up to three times faster than 3G+ (theoretical maximum connection speed of 42 Mbit/s for data reception).

HSDPA (High Speed Downlink Package Access): improvement on the third generation (3G) UMTS mobile telephony standard, also known as 3.5G or 3G+. Through software developments, it offers performance ten times greater than 3G technology (UMTS), supporting broadband in packet mode downstream.

HSUPA (High Speed Uplink Packet Access): equivalent to HSDPA, for sending data.

ICT - Information and Communication Technologies: techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Internet Protocol - IP: one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Internet Service Provider - ISP: company providing Internet access to private users, professionals and businesses.

IP: see Internet Protocol.

IP telephony: see Voice over Internet Protocol.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IPVPN: see Virtual Private Network.

IPX (IP eXchange): interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

IRU (Indefeasible Right of Use): long-term contract ensuring the temporary ownership over the duration of the contract of a portion of the capacities of an international cable.

ISDN (Integrated Service Digital Network): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

Kbits/s or kilobit per second: one thousand bits (103) transferred per second on a transmission network. See bit.

LAN (Local Area Network): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Livebox: terminal marketed by Orange that offers broadband modem, router and WiFi, and Bluetooth wireless access point functions, as well as providing Internet connection, television and Voice over IP via ADSL.

Local loop: part of the telephone network that connects the local telephone switch to subscribers’ individual households.

LTE (Long Term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). By extension, LTE also refers to so-called fourth generation mobile systems developed through this project.

M2M or Machine to Machine: exchange of information between machines that is established between the central control system (server) and any type of equipment, through one or several communication networks.

Mbits/s or Megabit per second: one million bits (106) transferred per second on a transmission network. See bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MiFi: a portable mobile broadband device that allows several mobile terminal users to share the same high-speed 3G or 4G mobile Internet connection by connecting to the device via WiFi.

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MPLS (Multi-Protocol Label Switching): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve architectural and protocol issues relating to the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

MSAN (Multi Service Access Node): equipment that acts as a unique point of entry to operators networks in a next-generation network (NGN). It replaces the different equipment (including DSLAM) that was previously required to provide the different services (VoIP, broadband Internet, television).

MSC (Mobile services Switching Center): mobile telephony equipment (GSM/2G), which is responsible for network voice switching, interconnection with other networks (traditional telephone network, for example) and call coordination.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multi-play solution marketed by Orange.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephony services.

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NAS (Network Access Server): sideline IP network equipment for the concentration of PSTN telephone modem access and connection thereof to the IP network.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 centimeters.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services for customers. See IP Protocol.

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

OTT (Over The Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Outsourcing: service contract agreed between a company and an operator and consisting of entrusting the latter with the management of its requirements in terms of telecommunications or IT.

Pay TV: refers to pay-TV, access to which is subject to payment by subscription or on a one-off basis.

PDH (Plesiochronous Digital Hierarchy): technology used in telecommunications networks to transport digital telephone channels.

PSTN (Public Switched Telephone Network): traditional circuit-switched telephone network for voice communications.

Quadruple play: offer combining Internet, television, mobile telephony and fixed-line access.

RBCI: Backbone and IP Collection Network.

Roaming: use of a mobile telephony service on the network of an operator other than that with whom the subscription is taken out. The typical example is the use of a mobile abroad on the network of another operator.

SDH (Synchronous Digital Hierarchy) transmission: standard over very high bandwidth fiber optic that allows data flows of different speeds to be transmitted securely, and facilitates their management.

STP (Signal Transfer Point): routers of a signaling network that transmit signals between switches.

Signaling system 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

Simbox: electronic box that uses cell phone antennae or a base transceiver station on which local operator SIM cards are installed so that international calls can be fraudulently terminated though local numbers so that the fraudster can bypass termination rates and taxes in force in the destination country.

Smartphone: mobile handset with PDA features. Data is keyed in via a touch screen or keyboard. It provides basic functionality such as: agenda, calendar, web browsing, e-mail, instant messaging and GPS.

SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

SoHo (Small Office, Home Office): refers to the computing market for very small companies (less than ten employees).

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Tbit/s or Terabit per second: one trillion bits (1012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): method of allocating UMTS frequencies that consists of temporarily separating the two uplinks (from the terminal to the base station) and downlinks (from the base station to the terminal) on a single frequency band.

TDSL (Turbo Digital Subscriber Line): business-oriented ADSL offer.

Triple play: broadband subscription package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

Unbundling: obligation placed upon a local loop owner-operator to provide a third-party operator with bare copper pairs. The third-party operator remunerates the owner-operator for this usage and it installs its own transmission equipment at the end of the local loop in order to connect subscribers to its own network. An equipment collocation service is also offered to third-party operators in addition to unbundling. Partial unbundling and full unbundling are distinguished. Partial unbundling allows the third-party operator to offer a broadband service on the upper frequency band of the line, whilst the owner-operator continues to provide the subscription and the telephone service on the lower band. Full unbundling allows the third-party operator to connect the whole of a line to its own equipment and therefore to provide telephone as well as broadband services.

Universal service: one of the three components of public service in telecommunications, with the mandatory provision of electronic communications and tasks in the public interest. The only item to be financed by a sector fund. This breaks down into three parts: telephony services, universal directory and universal information service.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Virtual Private Network (VPN): group of resources on a public network exclusively used by a business customer.

VDSL2: extension of vDSL, this technique offers higher speed (symmetrical speeds up to 100 Mbits/s) and thus meets requirements for fiber optic access over a short distance.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VoIP: see Voice over Internet Protocol.

VPN: See Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than three meters and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wholesale line rental: wholesale of telephone subscriptions.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

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Wimax: wireless broadband transmission standard operating at 70 Mbits/s (802.16 standard), which enables several WiFi access points to connect to a fiber optic network and therefore increases the range of WiFi networks. With a nominal range of 50 kilometers, it should eventually enable the development of citywide networks (MAN) based on a single access point.

xDSL: see DSL.

XoIP: refers to any form of data transmission using the IP protocol.

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Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the period, prorata to their working time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Section 4.3.5.3 Financial aggregates not defined by IFRS and Segment Information in the consolidated financial statements).

Capital expenditures on tangible and intangible assets: see CAPEX.

Change in working capital requirement: i) change in gross inventories, plus ii) change in gross trade receivables, plus iii) change in trade payables (excluding fixed assets trade payables), plus iv) change in other assets and liabilities (excluding receivables and liabilities relating to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 4.3.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

External data: data after elimination of internal flows between the scopes taken into consideration.

External purchases: external purchases include:

- commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

- service fees and inter-operator costs: network and interconnection expenses;

- other network expenses and IT expenses: outsourcing fees relating to technical operation and maintenance and IT expenses; and

- other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

Financial investment: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control.

Fixed-line broadband ARPU: the average yearly revenues per consumer broadband access (ADSL, FTTH, Satellite and Wimax) is calculated by dividing the revenues from consumer broadband services generated over the last 12 months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The fixed broadband ARPU is expressed as the monthly revenues per access.

Fixed-line services: see Revenues.

Labor expenses: wages and expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile ARPU: the annual Average Revenues Per User (ARPU) are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access fees, value-added services and international roaming revenues generated over the last 12 months by ii) the weighted average number of customers (excluding M2M - Machine to Machine customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile ARPU is expressed in monthly revenues per customer.

Mobile AUPU: the Average monthly Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators - MVNO) by the weighted average number of customers over the same period. The mobile AUPU is expressed, in minutes, in monthly usage per customer.

Mobile equipment sales: see Revenues.

Mobile services: see Revenues.

Net financial debt: net financial debt, as defined and used by Orange (see Note 10 to the consolidated financial statements) corresponds to (A) financial liabilities excluding operating payables (translated at the year-end closing rate), less (B): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value. Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Thus, the effective portion of cash flow hedges and the effective portion of net investment hedges (C) are added to net financial debt to offset this temporary difference.

Number of employees (active employees at end of period): number of active employees at end of period, including permanent and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other operating income and expense includes:

- other operating income: other income including late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to certain unconsolidated entities; and

- other operating expense: other expenses including allowances and losses on trade receivables, universal service charges and the effects of litigations.

Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, before impairment of goodwill and fixed assets, and

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before the share of profits (losses) of associates and joint ventures (see Section 4.3.5.3 Financial aggregates not defined by IFRS and Segment Information in the consolidated financial statements).

Restated EBITDA: i) operating income before depreciation and amortization, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates and joint ventures, ii) minus non-recurring items (see Section 4.3.5.3 Financial aggregates not defined by the IFRS).

Revenues: revenues (excluding Enterprise and International Carriers & Shared Services) include:

- mobile services: revenues from mobile services includes revenues from incoming and outgoing calls (voice, SMS and data), network access fees, value-added services, Machine to Machine (M2M), roaming revenues from customers on other networks (national and international roaming), revenues generated with mobile virtual network operators (MVNOs) and revenues from network sharing;

- mobile equipment sales: sales of subsidized and unsubsidized mobile devices, excluding sales of accessories;

- fixed-line services: revenues from fixed-line services include the revenues from traditional fixed-line telephony, fixed-line broadband services, business solutions and networks (except for the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment) and carrier services (national and international interconnection, unbundling and wholesale of telephone lines); and

- other revenues: sales and rentals of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

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